Form 20-F
TELESYSTEM INTERNATIONAL WIRELESS INC
filed 2003-05-21
CIK 1045632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 0-29738

TELESYSTEM INTERNATIONAL WIRELESS INC./
TÉLÉSYSTÈME MOBILES INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

CANADA
(Jurisdiction of incorporation or organization)

1000 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 4W5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Series B 13 1/4% Senior Discount Notes due 2007
Series C 10 1/2% Senior Discount Notes due 2007
14% Senior Guaranteed Notes due 2003
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

467,171,850 common shares without par value
35,000,000 series 1 preferred shares without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]   Yes      [   ]   No

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ]   Item 17      [X]   Item 18

EXPLANATORY NOTES
EXCHANGE RATE INFORMATION

PART I

EXPLANATORY NOTES

     References herein to the “Company”, “we”, “us” or “our” are references to Telesystem International Wireless Inc. (“TIW”) , a Canadian corporation, and, where the context requires, its subsidiaries and operating companies including Telesystem International Wireless Corporation N.V. (“TIWC”), a Netherlands corporation. TIWC is a wholly owned subsidiary of TIW and a guarantor of TIW’s 14% senior guaranteed notes. Substantially all of our assets are owned indirectly through our interest in TIWC. References herein to the historical businesses and operations of the Company give effect to the 1997 corporate reorganization whereby TIW was formed.

     All references herein to “dollars” and “$” refer to the lawful currency of the United States of America, unless otherwise expressly stated. All references herein to “Cdn$” refer to the lawful currency of Canada; all references herein to “Euro” or “€” refer to lawful single currency of the European Monetary Union; all references herein to “R$” refer to the lawful currency of Brazil; all references herein to “Leu” refer to the lawful currency of Romania; and all references herein to “Koruna” refer to the lawful currency of the Czech Republic.

     Although we present our financial statements in U.S. dollars, all financial statements and financial information derived therefrom presented herein have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a discussion of the principal differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), see Note 17 to the consolidated financial statements.

     Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry and our market positions and market shares are based on estimates we prepared using data from publicly available industry sources as well as from various research analysts’ reports, market research and industry analyses, and on assumptions made, based on our knowledge of this industry, which we believe to be reasonable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

     Certain data concerning the wireless telecommunications industry found in this document was taken from the independent publication Global Mobile®, published by Baskerville Communications Corporation. Industry and company data is approximate and reflects rounding in certain cases.

     Unless otherwise indicated, all operating data presented herein is as of December 31, 2002.

EXCHANGE RATE INFORMATION

     The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the periods noted and the average of the exchange rates on the last day of each month during such periods. The exchange rates expressed in Canadian dollars and Euros are based on the noon buying rate as reported by the Federal Reserve Bank of New York; the exchange rates expressed in Romanian Leu are based on the daily fixing rate as reported by the National Bank of Romania; and the exchange rates expressed in Czech Koruna are based on the daily fixing rate as reported by the Czech National Bank. As of May 14, 2003, such exchange rates were Cdn$1.3786 = $1.00; 1.1498 = $1.00; Leu 32,622.00 = $1.00; Koruna 27.4230 = $1.00.

	2002		2001		2000		1999		1998

	End	Average	End	Average	End	Average	End	Average	End	Average

Canadian Dollar	1.5718	1.5666	1.5956	1.5490	1.4995	1.4855	1.4440	1.4852	1.5375	1.4874
Euro	1.0492	1.0241	1.1235	1.1167	1.0652	1.1132	0.9930	0.9891	0.8519	0.8508
Romanian Leu	33,475.00	33,525.70	31,597.00	29,060.90	25,926.00	21,662.00	18,250.00	15,621.00	11.000.00	9,009.00
Czech Koruna	30.1410	30.5470	36.2590	38.0380	37.8130	38.5900	36.0000	34.6000	29.9000	32.3000

FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed above. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table sets forth certain consolidated financial information derived from TIW’s consolidated financial statements for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998, which have been audited by Ernst & Young LLP. You should read the information set forth below in conjunction with “Our Operating and Financial Review and Prospects” and TIW’s consolidated financial statements, and the notes thereto, incorporated by reference in this Form 20-F. TIW’s consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 17 to TIW’s consolidated financial statements.

	Year Ended December 31,

(U.S.$)	2002	2001	2000	1999	1998

		(in thousands, except per share data)
Statement of Loss Data:
Revenues	694,454	526,225	354,052	251,825	178,508
Operating income (loss)	87,586	(441)	(85,022)	(38,517)	(62,176)
Income (loss) from continuing operations	61,959	162,389	(19,672)	(74,641)	(99,896)
Net income (loss) (4)	(127,174)	(253,714)	(355,356)	(154,802)	(179,042)
Basic earnings (loss) per share from continuing operations (1)	0.13	7.71	(2.83)	(5.43)	(7.18)
Diluted earnings (loss) per share from continuing operations	0.13	4.05	(2.83)	(5.43)	(7.18)
Basic loss per share	(0.29)	(16.29)	(24.41)	(10.90)	(12.87)
Diluted loss per share	(0.29)	(6.28)	(24.41)	(10.90)	(12.87)
Income (loss) from continuing operations (U.S. GAAP)	344,743	54,183	(41,770)	(84,376)	(99,896)
Net income (loss) (U.S. GAAP)	113,627	(319,937)	(377,454)	(164,537)	(179,042)
Basic earnings (loss) per share from continuing operations (U.S. GAAP) (1)	0.76	3.13	(2.68)	(5.75)	(7.17)
Diluted earnings (loss) per share from continuing operations (U.S. GAAP)	0.76	2.09	(2.68)	(5.75)	(7.17)
Basic earnings (loss) per share (U.S. GAAP)	0.25	(18.45)	(24.26)	(11.22)	(12.87)
Diluted earnings (loss) per share (U.S. GAAP)	0.25	(7.19)	(24.26)	(11.22)	(12.87)

	As of December 31,

	2002	2001	2000	1999	1998

		(in thousands of dollars)
Balance Sheet Data:
Total Assets	1,450,303	1,906,666	3,294,165	2,486,892	2,145,000
Share Capital and Paid-In Capital	1,301,470	696,954	684,639	528,151	527,853
Shareholders’ Equity	51,537	169,057	76,389	47,431	208,187
Total Assets (U.S. GAAP)	1,444,298	1,431,488	2,665,620	1,861,191	1,386,770
Share Capital (U.S. GAAP)	1,136,167	775,609	763,294	606,806	606,508
Shareholders’ Equity (Deficiency) (U.S. GAAP)	1,771	(570,986)	(314,210)	(41,826)	208,187
Other Data: (1)
Number of Shares Issued: (2)
Multiple voting shares (3)	—	817,462	789,204	734,921	734,921
Common shares (3)	467,171,850	15,509,700	14,991,375	13,933,566	13,928,256
Preferred shares	35,000,000	—	—	—	—

(1)	All earnings (loss) per share and number of shares data has been adjusted to reflect the June 22, 2001 consolidation of our common shares on the basis of one (1) post-consolidated share for five (5) pre-consolidated shares.

(2)	We have never declared dividends.

(3)	On February 5, 2002, all of the multiple voting shares were exchanged for subordinate voting shares on a one-for-one basis and on May 17, 2002, the subordinate voting shares were redesignated as common shares. This has had no impact on earnings per share.

(4)	Includes net loss from discontinued operations for the years ended December 31, 2002, 2001, 2000 and 1999 of $189.1 million, $416.1 million, $335.7 million, and $80.2 million, respectively.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

We may not be able to obtain the financing we need to meet our capital requirements.

     We have significant capital requirements to meet in the next twelve months. The total outstanding principal amount of TIW’s 14% senior guaranteed notes, of which TIWC is a guarantor, is due in full on December 30, 2003. As at December 31, 2002, due to the short-term maturity of our senior indebtedness, our committed sources of funds and cash on hand for the following twelve months were not sufficient to meet our committed cash obligations for that period. There can be no assurance that we will be able to secure the funds required to meet such cash needs, either through refinancing of our senior indebtedness, the cash flow from our operations, the disposition of certain of our assets, the sale of debt or equity securities, or through any other means of financing. Failure to obtain such required funds or postpone the maturity of our senior indebtedness could have a material adverse effect on us and could result ultimately in our insolvency or bankruptcy.

     The business of our operations is capital-intensive. Our operating companies also expect to have significant future capital requirements, particularly in relation to the expansion of their cellular operations and the servicing of their debt. Our operating companies intend to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities, funding from shareholders’ contributions and through other externally generated funds such as disposition of assets, the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, financial market conditions, our and such operating companies’ financial and operating performance and prospects and market perceptions thereof, which will be adversely impacted by the “going concern” qualification currently included in our financial statements. There can be no assurance that the operating companies will be able to obtain the financing required to meet debt service requirements, make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could result in the loss or revocation of licenses held by the operating companies or require that certain planned projects be delayed or abandoned.

We are highly leveraged, which could make it difficult for us to service our debt or comply with the covenants in the documents governing our indebtedness.

     We continue to have a substantial amount of indebtedness outstanding, including as at December 31, 2002, $272.6 million in secured indebtedness at the corporate level consisting mainly of $47.4 million drawn on our senior credit facility and $223.9 million in 14% senior guaranteed notes (including conditional indebtedness of $3.4 million accrued on such notes as at December 31, 2002). As at April 30, 2003, our senior credit facility had been repaid in full and $48 million in 14% senior guaranteed notes had been redeemed leaving approximately $172.5 million in senior indebtedness. Also, as at December 31, 2002, our consolidated debt was $1.0 billion. The terms of certain of our debt instruments currently limit, but do not prohibit, the incurrence of additional indebtedness by our subsidiaries, our operating companies, or us.

     The level and the terms of our indebtedness could have important consequences, including that:

•	the debt service requirements may become so high that we have difficulty making debt service payments on our outstanding indebtedness or satisfying our obligations with respect to such indebtedness;

•	our ability to pay dividends will be reduced, assuming we are otherwise permitted to pay dividends under the restrictive covenants contained in our debt instruments;

•	our ability to obtain additional debt financing may be limited;

•	our ability to pay interest on our debt and finance our activities at the corporate level may be limited by cash sweep provisions requiring us to repay the principal outstanding on our senior indebtedness from cash raised from financing activities, asset sales and certain distributions from our affiliates; and

•	our flexibility in reacting to changes in our business and market conditions may be reduced.

     Any failure to pay such indebtedness or other liabilities when due could have a material adverse effect on us.

     To date, assets of our operating companies have secured certain of the debt financing obtained by the operating companies, and it is likely that any debt financing our operating companies obtain in the foreseeable future will also be secured. The pledge of assets to secure debt financing may make it substantially more difficult to obtain additional financing from other sources.

     Along with certain of our operating companies, we must maintain certain financial ratios, satisfy financial conditions and comply with other covenants pursuant to the terms of our indebtedness. If we are unable or if any of such operating companies is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or otherwise fails to comply with the various covenants in such indebtedness, we would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of the indebtedness, prohibit further drawings thereunder or exercise other remedies.

We have a history of operating losses, and may continue to lose money in the future.

     Our subsidiary Ceský Mobil has generated substantial operating losses since inception. In addition, while Ceský Mobil currently generates positive cash flow from operations, it has generated negative cash flow from operations in the past and continues to generate net losses. There can be no assurance that our operations can improve their profitability or that they will generate net earnings and positive cash flow in the future. The growth of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted. We have sustained significant losses since inception. As of December 31, 2002, we had an accumulated deficit of $1.3 billion. Although we generated income from continuing operations before non-controlling interest and income taxes of $67.3 million and $116.5 million in 2002 and 2001 respectively, these results include non recurring gains on investments and financing activities of $81.0 million and $228.2 million respectively. Our net losses were $127.2 million $253.7 million and $355.4 million for the years ended December 31, 2002, 2001 and 2000. While we have achieved operating profitability in 2002 with respect to our continuing operations, there can be no assurance that we will be able to sustain or improve operating profitability in the future. Failure to sustain or improve operating profitability would adversely affect our ability to service our indebtedness.

Our holding company structure may make it difficult to access cash flow from the operating companies and may result in structural subordination of certain of our outstanding securities

     We are a holding company with no material sources of income or assets of our own other than the equity interests that we own in our subsidiaries and operating companies. We conduct substantially all of our operations through such subsidiaries and Ceský Mobil a.s., MobiFon S.A. and Hexacom India Limited, our indirectly held operating companies. Our cash flow and, consequently, our ability to service our indebtedness depend upon the ability of our subsidiaries and operating companies to pay dividends or otherwise make distributions to us. Our subsidiaries and operating companies are separate and distinct legal entities and, except for the TIWC guarantee of the 14% senior guaranteed notes and any intercompany loans owed to us, will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us or to otherwise pay amounts due with respect to our indebtedness or to make funds available for such payments. Because the subsidiaries, other than TIWC, and operating companies will not be required to guarantee the payment of principal of or interest on the 14% senior guaranteed notes, any right we may have to receive assets of our subsidiaries or operating companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of such subsidiaries’ and operating companies’ respective creditors, including, without limitation, tax authorities, trade creditors and lenders.

We may be unable to access the cash flow, if any, of our operating companies because:

•	we may not have the necessary control, by ourselves, to cause such entities to pay dividends to their equity holders;

•	certain of such entities are currently or may become parties to credit or other borrowing agreements that restrict or prohibit the payment of dividends and distributions, and such entities are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future;

•	It can be expected that Ceský Mobil will generally reinvest all of its cash flow in its business for the foreseeable future and that MobiFon may reinvest part of its cash flow in its business for the foreseeable future; and

•	some of the countries in which such entities conduct business impose legal limitations on the declaration of dividends and tax the payment and repatriation of such dividends or otherwise restrict the repatriation of funds, even though we typically structure our operations to minimize any such tax on such payment and repatriation of funds.

     Although our subsidiary MobiFon has declared and paid dividends in the recent past and has initiated a share repurchase in 2002, we may not be able to generate any significant cash through dividends or other distributions from the operating companies in the near future, and there can be no assurance that we will be able to generate any significant cash flow from the operating companies at any time in the future.

The international nature of our operations may make the outcome of litigation, bankruptcy proceedings or enforcement of your rights difficult to predict.

     We are incorporated under the laws of Canada and our subsidiaries are incorporated under the laws of various jurisdictions, including The Netherlands, and conduct operations in different countries. Consequently, the laws and regulations of Canada, The Netherlands or one or more countries in which our subsidiaries are organized or operate could apply to litigation or bankruptcy proceedings. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts in Canada, The Netherlands or elsewhere would recognize the United States bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a United States bankruptcy case involving a Canadian or Dutch debtor or a debtor with its principal operating assets outside the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable.

You may find it difficult to enforce your rights because we are a foreign company.

     Judgments of U.S. courts including judgments against us or our board of directors, or TIWC, its supervisory board and board of management, or the officers of either company, that are predicated on the civil liability provisions of the federal securities laws of the United States are not directly enforceable in Canada and The Netherlands. Even if an investor prevails on a claim in a United States court, it may find it difficult or impossible to enforce its rights in Canada or The Netherlands and might have to relitigate the merits of the matter before the competent court in Canada or The Netherlands in order to enforce its rights. Furthermore, an investor may find it difficult or impossible to effect service of process on the members of our board or the board of directors of our subsidiaries, their officers and others connected to them.

Because we might have to pay judgments in Canadian dollars or Euros, our creditors could be exposed to currency risk.

     Upon any declaration of our bankruptcy, our obligations with respect to our indebtedness:

•	would be converted into Canadian dollars at the exchange rate prevailing at the time of such declaration, and payment will occur at the time claims of our creditors are satisfied;

•	would be subject to the outcome of the bankruptcy proceedings; and

•	would not be adjusted to take into account any depreciation of the Canadian dollar against the U.S. dollar occurring after such declaration of bankruptcy.

Litigation regarding the ownership of our disposed Brazilian operations has been settled but could recommence should the sale be unwound.

     On March 26, 2003, we disposed of our entire interest in Telpart and settled or terminated all litigation which related to such interest. In July 2000 we and certain co-investors in our Brazilian operations had initiated legal proceedings against certain affiliates of Banco Opportunity which were co-investors in or managed certain funds invested in Telpart Participaçoes S.A. The proceedings sought to enjoin the affiliates of Banco Opportunity in respect of the control over Telpart. Considerable litigation in various jurisdictions among the partners followed the institution of these proceedings. Although all such litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason.

We may not be able to sell or transfer our ownership interests in our operating companies on commercially acceptable terms.

     Our ability to sell or transfer our ownership interests in our operating companies is generally subject to:

•	contractual limitations in favor of strategic partners including, in certain cases, co-sale rights or rights of first refusal (see “— Arrangements among shareholders of our Romanian subsidiary could make it harder for us to engage in transactions that could benefit our shareholders”); and

•	provisions in local operating licenses and local governmental regulations that, in certain cases, may restrict or prohibit the transfer of our ownership interests in such operating companies.

     Moreover, we have been required, along with local partners, to pledge our equity interests in certain operating companies to secure credit facilities obtained by those operating companies, and we may be prohibited from or restricted in transferring or otherwise disposing of such equity interests so long as they are pledged as collateral for those credit facilities. In addition, our operating companies currently have no publicly traded securities, and there can be no assurance that there will in the future be either a public or private market for the securities of our operating companies. As a result, our ability to liquidate any or all of our investments may be substantially limited.

     Even if any sales are completed, the prices realized on those sales could be less than our investment, and there may be substantial local taxes, currency exchange controls or other restrictions on repatriation of monies imposed on us in the case of any such sales.

Arrangements among shareholders of our Romanian subsidiary could make it harder for us to engage in transactions that could benefit our shareholders.

     Any issuance, sale or transfer of shares of ClearWave may trigger rights of first refusal given to shareholders of ClearWave’s Romanian subsidiary, MobiFon, under MobiFon’s contract of association. Such rights apply to direct sales of shares of MobiFon and, as long as the shares of MobiFon held by ClearWave represent more than 25% of the fair market value of ClearWave’s assets, to indirect sales. These rights entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held by ClearWave upon an issuance, sale or transfer of shares of ClearWave, at the same proportionate price in the case of cash transactions in ClearWave’s shares, or at the fair market value of the MobiFon shares, in the case of non-cash transactions in ClearWave’s shares. On December 12, 2000, we obtained from Vodafone Europe B.V., a holder of 20.1% of the outstanding shares of MobiFon, a waiver of such rights in respect of transactions in ClearWave shares under certain circumstances such as certain future primary issuances of shares of ClearWave and the issuance and resale of certain shares of ClearWave.

     As consideration for the waiver, we agreed with Vodafone that we or our affiliates will control the voting of the shares in MobiFon held by ClearWave. We further agreed to directly or indirectly maintain voting control of ClearWave except as provided below. We also agreed that for so long as Vodafone continues to hold at least 10% of the outstanding equity of MobiFon:

•	Until December 11, 2003, TIWC will not sell to a third party shares of ClearWave that would convey voting control over ClearWave unless Vodafone is afforded the right to submit an offer to acquire all of TIWC’s interest in ClearWave. If Vodafone submits such an offer, TIWC cannot sell a controlling interest in ClearWave to another party for six months after the Vodafone offer is received except on terms more advantageous to TIWC than Vodafone’s offer.

•	In the event of a change of voting control of ClearWave, TIWC will ensure that Vodafone’s right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of

(1)	the number of MobiFon shares determined by the contract of association to be covered; and

(2)	the lesser of:

(a)	the number of such shares required to increase Vodafone’s equity interest in MobiFon to 50.1% and

(b)	30% of MobiFon’s issued equity.

     Vodafone’s right of first refusal continues to apply in respect of any direct transfer of MobiFon shares that we hold or of the shares of our affiliates which own MobiFon shares.

     Given that TIWC has pledged the shares it holds in ClearWave as collateral to its guarantee of 14% Senior Guaranteed Notes, a realization on TIWC’s interest in ClearWave, as well as any foreclosure by the trustee on such capital stock may trigger certain rights under these arrangements.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 21% of the outstanding shares of MobiFon, may require TIWC or, at TIWC’s option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation. This price shall be payable, at our option, in cash or in our marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria. Should such right be exercised, we may not have the necessary cash on hand to pay the purchase price and we may have to issue shares which could dilute our share capital.

We may not be able to satisfy conditions in our agreements dealing with changes in control.

     ClearWave’s Romanian and Czech operating companies have entered into senior credit facilities with bank syndicates under which a direct or indirect change of control of such operating companies could trigger default provisions under these borrowing facilities, unless the lenders consent. A foreclosure by the trustee on the capital stock of ClearWave subject to the lien would likely trigger these change of control provisions, which could impede the ability of the trustee to rapidly realize on this security interest or could reduce the value of the security interest.

     The indenture governing our 14% senior guaranteed notes requires us, upon a change of control, to make an offer to purchase the notes at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest. There can be no assurance that, upon a change of control, we would have sufficient funds to purchase all notes tendered.

We compete with companies that have greater resources than we have and use technology different than ours.

     The wireless telecommunications industry is highly competitive. A number of large international telecommunications companies are actively engaged in programs to develop and commercialize wireless telecommunications services in both developing and developed countries. In many cases, we will also compete against landline carriers, including government-owned telephone companies. Most of these companies have substantially greater financial and other resources, research and development staffs and technical and marketing capabilities than we do. We believe that there is increasing competition for additional licenses and increased competition to the extent others obtain such licenses.

Rapid technological changes or the adoption of incompatible standards could render our services obsolete or non-competitive.

     We may face competition from new technologies and services introduced in the future. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction of new standards for mobile communications, such as universal mobile telecommunications systems and generalized packet radio service, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies we use less profitable or even obsolete. There can be no assurance that new products and services that are more commercially effective than our products and services will not be developed. Furthermore, there can be no assurance that we will be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with its existing technology. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner to facilitate such integration, which could adversely affect our quality of services, our results of operations and our business and prospects.

     Ceský Mobil has decided not to participate in the auction for licenses giving the right to operate networks using universal mobile telecommunications systems or other recently developed technologies. The acquisition of these licenses and the build out of these networks by our competitors could make the products and services of Ceský Mobil less attractive and consequently have an impact on our revenues and profitability.

Any development or growth on our part could increase our indebtedness and our expenses.

     We have grown rapidly since our inception in 1992. As part of our development strategy, we consider development and acquisition opportunities in the wireless telecommunications industry on an ongoing basis and at any time may be engaged in various stages of discussions regarding such opportunities or the increase of our equity participation in our existing operations. Such growth strategy presents the risks inherent to identifying and assessing the value, strengths and weaknesses of development and acquisition opportunities, to evaluating the costs and uncertain returns of building and expanding the facilities for operating systems and to integrating and managing the operations of additional operating systems. Our growth strategy will place significant demands on our operational, financial and marketing resources and will result in our subsidiaries, operating companies, and us incurring substantial additional indebtedness. In addition to the risks associated with increased leverage, there can be no assurance that:

•	we will be able to correctly identify appropriate investment opportunities or successfully manage any businesses we may acquire; or

•	we will not incur significant unanticipated expenses.

We are subject to governmental regulation and licensing requirements, which may increase our operating costs and may dictate where and how we operate.

     Our operations are subject to governmental regulation, which may change from time to time. To date, certain operating companies have been subject to service requirements, restrictions on interconnection of wireless systems to government-owned or private telephone networks, subscriber rate-setting and requirements that the operating companies or development projects complete construction, meet network coverage tests or commence commercial operation of the networks by specified deadlines and other requirements. In addition, licenses may contain restrictions on foreign ownership or share transfers. These restrictions or conditions may be difficult to comply with, particularly given demographic, geographic or other issues in a particular market. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of a license. Furthermore, changes in the regulatory framework may limit the ability to add subscribers to developing systems.

     The ability of our operations to retain and exploit their existing telecommunications licenses and to renew them on favorable terms when they expire is essential to our operations. The governmental agencies responsible for the administration of licenses may, however, unilaterally limit, revoke or otherwise adversely modify the terms of these licenses in the future, and we, along with our operating companies, may have limited or no legal recourse if these events occur. In certain cases, the governmental issuer has explicitly reserved the right to modify certain license terms, to terminate the license in the public interest and to take over the operating company’s network and services in the interest of national security. There can be no assurance that our operations will be able to retain or renew their licenses or satisfy the conditions of such licenses or that the restrictions imposed upon such licenses will permit the commercial exploitation of such licenses, any of which could have a material adverse effect on us.

     We believe that the opportunity to acquire substantial new wireless telecommunications licenses in developed and developing countries will exist only for a limited time. Although our operating companies have obtained certain operating licenses through private negotiations or without having to participate in competitive financial bidding processes, governments of developed and developing countries are increasingly requiring financial bidding for licenses. This requirement has increased the cost of these licenses, and may restrict our ability to obtain additional licenses. Furthermore, relevant governmental authorities may grant additional licenses with respect to the same or different technologies and covering the same geographical areas as the operating companies’ licenses and may preclude us from competing for such additional licenses. The availability of only limited frequency ranges may provide some protection against the issuance of competing licenses.

     Our operations also are subject to laws and regulations governing environmental protection, including requirements for the management, use and disposal of hazardous substances. Such laws and regulations can impose substantial fines and criminal sanctions for violations, and may require us to remediate contaminated soil and groundwater affecting property we operate.

We operate in developing countries, which may increase our operating costs and restrict our ability to transfer funds from our operating companies to ourself.

     We invest in developing countries where governments have exercised and continue to exercise influence over many aspects of the private sector. In some cases, the government controls companies that are or may in the future become our competitors or companies, such as national telephone companies, upon which our operations may depend for required interconnections to landline telephone networks and other services. Expropriation, confiscatory taxation, nationalization, political, economic or social instability, regulatory changes, electricity shortages, or other developments could also materially adversely affect our interests in operating companies in particular developing countries. Moreover, where foreign law governs applicable agreements relating to our interests in our operations, enforcement may be difficult, especially where local commercial law has not developed appropriate rights or recourses. Accordingly, we may have little or no recourse upon the occurrence of any of these developments or if any of our partners seek to re-negotiate existing or future memoranda of understanding or other agreements. In addition, the process whereby governments grant licenses, through privatization or otherwise, are sometimes challenged by judicial proceedings.

     In addition, local taxes, foreign exchange controls or other restrictions may effectively prevent the transfer of funds to us or the exchange of local currency for dollars. Foreign exchange controls also could restrict the ability of our operating companies to pay debt. The operating companies may also experience increased credit and collection difficulties in certain developing countries where credit verification systems are not yet adequately developed.

Competition in our markets could increase our churn rates and decrease our average revenue per user, which would adversely affect our operating income.

     Churn rates reflect the number of customers who disconnect or are disconnected from our networks in a given period. An increase in our churn rates may raise our operating costs, as we seek to add a greater number of new customers to maintain our subscriber growth. Our aggressive pricing strategy in the Czech Republic, and the anticipated response to that strategy by our competitors, as well as the recent aggressive pricing strategies of our competitors in Romania, could lead to increased, or more volatile, churn rates as well as lower average revenue per user. The growth of consumer awareness, additional service offerings from competitors and an increased focus on the retail consumer market segment may increase churn rates and reduce average revenue per user.

Our inability to maintain agreements with other telecommunications providers upon which we rely to connect calls originating or terminating outside of our networks may result in an interruption of our service and a possible loss of customers.

     The success of our wireless systems will in some cases depend upon services provided by other telecommunications providers, some of which are our competitors. For example, the operating companies generally require interconnection agreements with national or regional telephone companies in order for their wireless systems to connect with landline telephone systems, and may require the use of other microwave or fiber optic networks to link their wireless systems. Although our operating companies have entered into required interconnection agreements or have interconnection arrangements in place, these agreements and arrangements typically have limited terms and must be periodically renegotiated or renewed. The revocation, loss or modification of any of these existing agreements or arrangements or the failure to obtain necessary agreements or arrangements in the future on terms favorable to the operating company could have a material adverse effect on us.

We are subject to currency exchange risks, which may negatively impact our financial results and may increase our costs to repay our debts.

     Our operations depend, in large part, on the economics of the markets in which we have interests. Those markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. Many developing countries, such as Romania, have experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. Inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economies and securities markets of certain developing countries which in turn may have adverse effects on operations in those countries, including the ability to obtain financing, the ability of subscribers to pay for services provided by the operating companies or the ability to support the growth of such operations.

     The value of our investment in Ceský Mobil is partially a function of the currency exchange rate between the U.S. dollar and the Czech Koruna, its functional currency. The devaluation of the functional currency applicable to an operating company will result in a reduction in the carrying value of our investment in such operating company. Such reduction is accounted for as a reduction of shareholders’ equity until the sale of the investee, at which time the cumulative gain or loss is recorded as part of the gain or loss on sale. In addition, Ceský Mobil reports its results of operations in the local currency, and accordingly, our results of operations will be affected by changes in currency exchange rates between the Koruna and the U.S. dollar. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in management’s objectives and strategies with respect to managing such exposures. Until December 31, 2002, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as their measurement currency. In 2003, an assessment as to which currency is MobiFon’s functional currency will be made. MobiFon’s borrowings are in U.S. dollars and tariffs are adjusted to account for the effects of the devaluation of the Romanian lei versus the U.S. dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our assessment and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the U.S. dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, all of which could have a material adverse effect on us.

     Any revenues operating companies generate will generally be paid to the operating companies in the local currency. By contrast, some significant liabilities of the operating companies, such as liabilities for the financing of telecommunications equipment, may be payable in U.S. dollars or in currencies other than the local currency. As a result, any devaluation in the local currency relative to the currencies in which such liabilities are payable could have a material adverse effect on us.

Because any future investment by us may be limited to a minority interest, we may not be able to determine or influence significant decisions of the businesses in which we invest.

     In some cases, we take minority interests in our operations because either applicable laws limit foreign investors to minority equity positions or the financial resources required to make bids for large market licenses have resulted in us joining consortia to pursue such opportunities. Our strategy is to obtain influence through board of directors and management representation, supermajority voting requirements, veto rights and financial controls, although we are not always successful in obtaining such rights.

     Our minority positions may preclude us from controlling such entities and implementing strategies that we favor, including strategies involving the expansion or development of projects or the pursuit of certain financing alternatives. We may also be unable or unwilling to provide additional equity to minority-owned affiliates, which would result in the dilution of our equity interest or a significant impairment or loss of the value of our investment. We may depend on our partners to construct or operate projects. There can be no assurance that such partners will have the same level of experience, technical ability, human resources and other attributes that we possess or that the projects require. Any such partners may have conflicts of interest, including those relating to their status as a provider of goods and services to the operating company. In addition, we may be unable to access cash flow, if any, of our operating companies.

We may not be able to attract and retain key personnel and adequately staff our operations, which could impair the execution of our business plans.

     Our success and our growth strategy depend in large part on our ability to attract and retain key management, marketing, finance and operating personnel, both at holding and operating company levels. There can be no assurance that we will continue to attract and retain the qualified personnel needed for our business. In addition, the loss of the services of one or more members of our senior management team could have a material adverse effect on us.

If we are not able to obtain qualified subcontractors, equipment or sites on a timely or cost-efficient basis, we will be unable to build out and operate our networks as planned.

     The operating companies in which we invest typically require substantial construction of new telecommunications networks and additions to existing wireless networks. Construction activity will require the operating companies to obtain qualified subcontractors and necessary equipment on a timely basis, the availability of which varies significantly from country to country. Construction projects are subject to cost overruns and delays not within the control of the operating company or its subcontractors, such as those caused by acts of governmental entities, including failure to issue required permits with respect to siting and other matters, financing delays and catastrophic occurrences. Delays also can arise from design changes and material or equipment shortages or delays in delivery. The successful build-out of our wireless networks will also depend on the lease or acquisition of sites for the location of cells or transmission equipment. The site selection process may require obtaining zoning variances or other state and local governmental permits for certain of such sites. There can be no assurance that lease or acquisition agreements will be negotiated on terms favorable to our operations or that necessary permits and approvals will be obtained. Accordingly, there can be no assurance that the operating companies will be able to complete current or future construction projects for the amount budgeted or within the time periods projected, or at all.

     Failure to complete construction for the amount budgeted or on a timely basis could jeopardize subscriber contracts, franchises and licenses and could have a material adverse effect on us. In particular, telecommunications licenses often are granted on the condition that network construction be completed or commercial operations be commenced by a specified date. Failure to comply with these deadlines could result in the loss or revocation of the licenses.

Concerns about radio frequency emission may lead to increased regulation or discourage the use of cellular telephones, which could result in our having to change our business plan or reduce our subscriber revenues.

     Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on our business or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless communications service providers, including our operating companies, through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of financings to the wireless telecommunications industry.

ITEM 4 — INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     We develop, acquire, own and operate wireless telecommunications networks. As of December 31, 2002, we had continuing operations in Romania, the Czech Republic and India representing 3.9 million subscribers which, based on our percentage ownership in these operations as of December 31, 2002, represent 1.68 million equity subscribers. As of December 31, 2002, our principal operations also included cellular operations in Brazil which we disposed of on March 26, 2003 for a total cash consideration of US$70 million.

     We were incorporated under the Canada Business Corporations Act on September 9, 1996 under the name 3293505 Canada Inc. to acquire directly and indirectly all the issued capital stock of Telesystem International Wireless Corporation N.V. (TIWC). Telesystem Ltd. founded TIWC under Dutch law on May 21, 1992 to pursue international opportunities in the wireless telecommunications services market. On March 12, 1997 we changed our name from 3293505 Canada Inc. to Telesystem International Wireless Inc. In May 1997, we completed our initial public offering. On June 23, 2001 we consolidated our share capital on the basis of one post-consolidation share for every 5 pre-consolidation shares.

     Our head office and principal place of business are located (i) until May 31, 2003 at 1000 de la Gauchetière Street West, 16th Floor, Montreal, Québec, H3B 4W5, Canada and (ii) after June 1, 2003 at 1250 René-Lévesque West, 38th floor, Montreal Québec, H3B 4W8, Canada. Our telephone number is (514) 673-8497. CT Corporation System, 111 Eighth Avenue, New York, NY 10011, (212) 894-8500, acts as agent for service in the United States and us.

     The following table sets forth, by segment, the progression since 1998 in the number of subscribers and equity subscribers excluding discontinued operations. The table excludes subscribers of certain Brazilian operating companies in which we held an interest as at December 31, 2002 and which we sold subsequent to year end.

	Years ended December 31

	2002		2001		2000	1999	1998

Romania
Subscribers	2,635,200		2,003,600		1,171,800	702,100	325,300
Equity Subscribers (1)	1,407,200	(3)	580,000	(2)	690,200	384,000	201,700
Czech Republic
Subscribers	1,179,800		858,400		301,700
Equity Subscribers (1)	233,600		86,700	(2)	65,200
India
Subscribers	112,400		74,000		35,400	15,000	9,000
Equity Subscribers (1)	14,300		7,500		3,600	1,500	3,000
Total
Subscribers	3,927,400		2,936,000		1,508,900	717,100	334,300
Equity Subscribers (1)	1,655,100		673,200	(2)	759,000	385,500	204,700

(1)	Equity subscribers represent our ultimate proportionate ownership in subscribers figures of our operations, based on our equity ownership percentage in such operations.

(2)	The decrease in equity subscribers for Central/Eastern Europe reflects the issuance of units in February 2001 which reduced our equity interest in ClearWave from 100% to 45.5%.

(3)	We increased our interest in ClearWave in the first quarter of 2002 from 45.5% to 85.6%. During the fourth quarter of 2002, ClearWave tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of $24.6 million, bringing ClearWave’s ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause ClearWave’s ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, ClearWave’s ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. For the same reasons, our ultimate equity interest in MobiFon could vary between 48.4% and 49.4% and, as a result, our equity subscribers on a pro forma basis as at December 31, 2002 for Romania may vary between 1,275,440 and 1,301,793.

BUSINESS OVERVIEW

Strategy

     Our strategy is to create shareholder value by taking advantage of growth opportunities in the international wireless telecommunications industry. To achieve this objective, we are currently providing wireless telecommunications services in developing countries with significant unmet demand and attractive competitive environments for telecommunications services. Furthermore, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, and engage from time to time in various stages of discussion regarding potential development projects or acquisitions. We are especially interested in the geographic markets where we already operate and in new complementary technologies.

ORGANIZATIONAL STRUCTURE

     The following chart summarizes the equity interests we hold, directly and indirectly, in each of our principal operating companies as at December 31, 2002, unless otherwise specified. The chart excludes the interest we held in certain Brazilian operating companies as at December 31, 2002, which we accounted for as at that date as discontinued operations and which we sold on March 26, 2003. Percentages in brackets represent the voting interests we hold where they differ from the equity interests we hold.

(1)	This chart is a simplification of the corporate structure as at December 31 and omits certain companies.

(2)	As at April 30, 2003. During the fourth quarter of 2002, ClearWave tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of US $24.6 million, bringing ClearWave’s ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause ClearWave’s ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, ClearWave’s ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. As at March 31, 2003, ClearWave owned 56.6% of MobiFon

(3)	Capital contributions funded prior to year end but formalized only in the first quarter of 2003 increased TIW Czech N.V.’s ownership in Ceský Mobil to 96.3%.

Operations

     The following table sets forth our operations and interests and certain information related thereto, as of December 31, 2002, unless otherwise specified. The table excludes the interest we held in certain Brazilian operating companies as at December 31, 2002, which we accounted for as at that date as discontinued operations and which we sold subsequent to year end.

	Start-up
	date of	Licensed Population		Equity	Equity	Equity
	operations	Coverage	Total Subscribers (1)	Ownership (2)	persons	Subscribers (5)

		(in millions)		(%)	(in millions)
Central/Eastern Europe
Romania	Q2 1997	22.4	2,635,208	53.4 (3)	12.0	1,407,200
Czech Republic (4)	Q1 2000	10.3	1,179,752	19.8	2.0	233,600

		32.7	3,814,960		14.0	1,640,800
Other
India (Rajasthan)	Q2 1997	56.5	112,393	12.7	7.2	14,300

Total		89.2	3,927,353		21.2	1,655,100

(1)	As of December 31, 2002, unless otherwise specified. Figures include our pre-paid subscribers: 1,693,987 for Romania, 760,014 for the Czech Republic and 65,909 in India.

(2)	Figures represent the Company’s ultimate ownership interests in its operations before the exercise of options.

(3)	During the fourth quarter of 2002, ClearWave tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of US $24.6 million, bringing ClearWave’s ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause ClearWave’s ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, ClearWave’s ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. For the same reasons, our ultimate equity interest in MobiFon could vary between 48.4% and 49.4% and, as a result, our equity subscribers on a pro forma basis as at December 31, 2002 for Romania may vary between 1,275,440 and 1,301,793.

(4)	Through an intermediate holding company, we have voting control of Ceský Mobil.

(5)	Proportional operational data represent the combination of our ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

CLEARWAVE: CENTRAL AND EASTERN EUROPEAN CELLULAR

     We are a leading provider of wireless telecommunications services in Romania through MobiFon, and a rapidly growing wireless telecommunications services provider in the Czech Republic through Ceský Mobil. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. MobiFon operates in Romania under the highly recognized brand name CONNEX. Ceský Mobil was awarded an 1800 MHz national license in October 1999 and launched commercial service in the Czech Republic in March 2000 under the brand name Oskar.

     In September 1999, we created TIW Eastern Europe N.V., a wholly-owned subsidiary, to serve as the platform for our Central and Eastern European strategy and hold our interests in MobiFon and Ceský Mobil. On May 30, 2000, TIW Eastern Europe N.V. changed its name to ClearWave N.V. ClearWave is organized under the laws of The Netherlands. ClearWave is a reporting issuer in each of the provinces in Canada and a registrant with the Securities Exchange Commission of the United States. As such, ClearWave is subject to the continuous disclosure requirements of the securities regulatory authorities in each of the provinces in Canada and of the Securities Exchange Commission in the United States.

     As of December 31, 2002, ClearWave had licenses covering 32.7 million persons. ClearWave grew at an average of more than 79,400 net new subscribers per month in 2002 and added a total of over 953,000 net new subscribers in 2002. As of December 31, 2002, ClearWave had approximately 3,815,000 subscribers which based on our ultimate percentage of ownership of MobiFon and Ceský Mobil as of that date represents approximately 1,640,800 proportionate subscribers. We intend to use our existing operations as a platform from which to pursue new opportunities, including broadening our service offerings through innovative technologies and expanding our presence in Central and Eastern Europe.

     Romania. MobiFon was the first GSM operator to launch services in Romania and offers a full range of voice services as well as advanced data applications. MobiFon serves its customers on its state-of-the-art network, which covers approximately 97% of the population and all major highways in Romania. During the twelve months ended December 31, 2002, MobiFon added 631,600 net subscribers, an increase of 32% from December 31, 2001. MobiFon grew at a rate of 52,600 subscribers per month in 2002 and had 2,635,200 subscribers at December 31, 2002, up from 2,003,600 at the end of 2001. Our reports indicate that this represents a 53% market share. Since launching service in April 1997, MobiFon has developed an exceptional track record both in terms of subscriber growth and financial performance. MobiFon achieved operating income before depreciation and amortization break-even in the third quarter of 1998, 17 months after launch of services. It recorded an operating income before depreciation and amortization of $231.6 million in 2002, a 24% increase over the $186.4 million recorded in 2001.

     Czech Republic. Ceský Mobil received the third national GSM license in the Czech Republic in October 1999. Ceský Mobil is committed to compete not only in traditional voice services, but also in new technologies such as (i) general packet radio service or GPRS, an evolved technology that permits increased high-speed wireless Internet access and data transmissions, and (ii) wireless application protocol or WAP, a technology that allows direct Internet access through cellular devices. When Ceský Mobil launched commercial service in March 2000, its network covered 50% of the Czech Republic’s population, including all major Czech cities. Ceský Mobil achieved 98% population coverage by December 31, 2000, in advance of its mid-2001 license requirement. The Czech Republic cellular market grew during 2002 by 1,635,000 subscribers, or 23%, to a total of 8,581,000 subscribers, representing a penetration rate of 84.2% of the population. With the addition of 321,325 net subscribers in 2002, representing a 37% increase since the beginning of 2002, Ceský Mobil continues to be one of the fastest growing start-up cellular operators in Central and Eastern Europe. It reached 1,179,800 subscribers as at December 31, 2002.

Market Opportunity

     Europe represents one of the world’s largest wireless communications markets, with, according to EMC World Cellular Database, approximately 35.6% of the 1,135.4 million cellular subscribers worldwide as of December 2002. Since 1996, the European cellular market has grown, according to EMC World Cellular Database, at a compound annual growth rate of 48.8%, from 37.7 million subscribers in 1996 to 403.9 million in 2002. As a result of this rapid growth, the European market is now almost three times as large as the USA/Canada market, based on number of subscribers.

     The universal GSM standard in Europe, established by the European Telecommunications Standards Institute, as well as the “calling party pays” approach and the early adoption of pre-paid packages, have contributed to this significant growth. The creation of a single open standard and the large market size has fostered significant competition among network equipment providers, which has driven down the costs associated with network deployment and handsets. The wireless operators have been able to pass these savings directly to consumers through reducing both handset and service plan prices. European wireless service providers are also rapidly adding data transmission, multimedia and Internet applications to their networks, which are expected to contribute to future growth.

     While the majority of the growth in Europe has historically occurred in the Western European markets which are now close to saturation, growth has accelerated in some countries in Central and Eastern Europe in recent years. The wireless communications market in Central and Eastern Europe grew at a compound annual growth rate of 91.3%, from 1.5 million subscribers in 1996 to approximately 76.0 million in 2002. During 2002, according to EMC World Cellular Database, wireless markets in Central and Eastern Europe added 25.2 million cellular subscribers, representing an annual growth rate of 49.6%. In comparison the wireless market in Western Europe grew at a rate of 8.9% in 2002. Despite this accelerated growth in subscribers, the penetration rate in Central and Eastern European countries wireless markets lags behind that of Western European markets with penetration rates as at December 31, 2002 of 4.1% in Belarus to 90.4% in Slovenia in Central and Eastern Europe and of 61.6% in France to 104.1% in Luxembourg in Western Europe. We believe this further highlights the growth potential of Central and Eastern Europe. As at December 31, 2002, the penetration rates in Romania and the Czech Republic were respectively 22.3% and 84.2%.

     There is a growing trend in certain countries for mobile phone users to subscribe to services of more than one operator for the same region through the use of a single handset but different subscriber identity module cards commonly referred to as “SIM cards”. This trend suggests that penetration rates could expand beyond the 100% mark since penetration is calculated based on number of subscriptions to cellular services rather than number of persons using cellular services.

     In addition to the growing demand for traditional voice services, we believe that many markets in Central and Eastern Europe will embrace data transmission and Internet-based services via technologies such as general packet radio service and Enhanced Data GSM Environment (EDGE).

     We believe that several other factors make Central and Eastern Europe attractive for wireless telecommunications services, especially as a substitute for traditional fixed-line services:

1.	the region typically has relatively less developed fixed-line telecommunications systems than Western Europe. For example, according to the 2001 annual report of the Greek telecommunications company OTE, Romania had fixed-line penetration of approximately 18.8% as at January 1, 2002 and the Czech Republic had fixed-line penetration of 36%, versus 58% in the United Kingdom;

2.	waiting lists for the installation of fixed-line phones can be lengthy. In Romania, the estimated waiting time for a domestic-only fixed-line phone was 2.7 years at the end of 2001 (with 580,000 persons on the waiting list), with a longer wait for an international line. In the Czech Republic, although waiting list periods have declined over recent years to an average of one month in 2002, a negative perception of fixed line service persists.

     The cost to consumers of wireless service is becoming increasingly competitive with fixed-line rates. For example, during peak hours, MobiFon’s average price per minute under certain plans for business customers and other high-end users is less than that of the national fixed-line phone company for national long-distance calls.

     The telecommunication market deregulation which became effective on January 1, 2003 in Romania has caused the entrance of new players in the Romanian telecommunications industry. New technology and data networks will be used by these new players to capture a share of international, fixed and fixed-wireless voice revenues, mostly from the business segment of the market. Thus, our revenue market share may be adversely affected by this increased competition. In addition, deregulation may result in increased pressure on pricing and profit margins for some revenue streams. Expanding our services portfolio will allow us to protect our revenue and exploit other areas of communication connectivity such as international incoming calls. Also, MobiFon intends to offer packages to its business customers providing custom solutions that integrate mobile and fixed voice communication together with mobile and fixed data transmission.

Products and Services

     We currently offer GSM and GPRS (General Packet Radio Service) wireless services as well as data services. Our service packages offer users a variety of practical, simple services and are priced competitively with the service packages of the other operators in our markets. We also sell handsets and offer customers access to web-based services via their handsets.

Basic and Value-added Voice Services

     We provide basic voice services for wireless telephone communications over a GSM network. As with the rest of Europe, we follow the “calling party pays” model in billing. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, short messaging system, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification. In most cases, we were the first cellular wireless operator to introduce these value-added services in Romania.

     Both in Romania and the Czech Republic, based on short messaging system, we developed a wide range of entertainment services, some of them unique on the market, targeting mostly the youth segment. We provide, among other things, the ability to chat, to play games, to read horoscopes and to send voice quotes from one phone to another. Personalization of handsets through ring tones and logos is also available. Revenues and penetration of short messaging service is stimulated by the continuous introduction of innovative SMS-based services and promotions.

     In Romania we began the implementation in 2002 of partnerships with third—parties, on a revenue sharing model, to provide services based on interactive voice response systems and short messaging systems. These value added services marketed by our partners and including mostly entertainment services started to represent a growing revenue potential from the Romanian market in 2002.

Data, Internet and Advanced Messaging Services

     We offer a range of data applications, including (1) wireless application protocol commonly referred to as WAP, (2) general packet radio service commonly referred to as GPRS, and (3) basic data and fax transmission.

     Wireless application protocol-enabling technologies permit the deployment of data applications, including the ability to access e-mail and the Internet. WAP allows to offer utility services as well as games and other entertainment services. We launched wireless application protocol services at MobiFon on August 1, 2000 and on October 30, 2000 at Ceský Mobil. GPRS permits the transfer of data and use of data services at much faster speeds than current GSM capabilities and represents the next step in the evolution of GSM networks toward third-generation technologies. Possible service capabilities via general packet radio service include remote high-speed Internet and Local Area Network access, high quality audio clips and still image capabilities.

     In Romania, we launched GPRS services at the end of 2001 and currently provide GPRS and Local Area Network access adressing mostly the needs of the business segment, being the segment where we identify the highest interest and potential for vertical applications implementation. We offer at MobiFon a flexible selection of GPRS packages in order to address the many different needs of our customer based and to remain competitive in the market.

     In the Czech Republic we launched GPRS services for our postpaid customers in February 2002 after an innovative trial period in which 150 users of GPRS technology participated. These 150 participants thoroughly tested and used our GPRS offering and continued to provide technical support to other users. This was enabled through a dedicated website where these 150 ‘technoid’ users could converse with one another and on an additional website where they could converse with the public at large about their GPRS experiences with our service. On January 27, 2003, Ceský Mobil launched GPRS services also for prepaid subscribers. Ceský Mobil currently has over 40 000 activated GPRS subscribers. In February 2003, Ceský Mobil launched Oskar GPRS Connect services which enable our business subscribers to access their corporate networks via a secure GPRS connection.

     Using WAP, GPRS and also SMS we offer our customers a variety of Content Services enabling them to gather information such as weather reports, traffic reports, lottery results and news headlines, access entertainment applications, and to perform banking transactions from a handset. These services are typically offered in partnership with 3rd party Content Providers on a revenue-sharing basis. We earn revenues on these services by charging not only for access to these services but also for the content that they provide.

     In the Czech Republic, Ericsson provides general packet radio service functionality with dedicated platforms serving the interconnected general packet radio service support node, gateway general packet radio service support node and packet control unit, and Siemens provides our wireless application protocol infrastructure. At MobiFon, GPRS functionality is provided by Siemens with dedicated platforms SGSN (Serving GPRS Support Node) and GGSN (Gateway GPRS Support Node), and Ericsson provides the wireless application protocol platform.

     MMS, a Multi Media Messaging Service which enables users to send and receive pictures, sounds and animations in addition to text, is being deployed throughout Europe. In the Czech market our competitors introduced MMS in late 2002. We are readying the infrastructure for this service and expect to launch it in both the Czech Republic and Romania in 2003.

     Our GSM technology can migrate easily to provide advanced wireless data services, either by deploying further enhancements to GPRS, such as faster coding schemes, and/or introducing EDGE, a technology upgrade to the GSM standard that the European Telecommunications Standards Institute has standardized. EDGE, which has been deployed in North America and Asia, enables data to travel at the same speed as that of the first phase of third-generation technology, and thus could allow GSM operators who do not have third-generation licenses to compete with operators that do. Older wireless technologies are not as flexible and cannot offer similar services as easily.

     In Romania, we currently offer dial-up Internet access nationally and are currently the largest internet service provider in Romania with more than 200,000 dial-up customers. We also offer dedicated internet access and virtual private network data services to the business segment of the market and we have more than 2,000 dedicated access and virtual private network ports. In response to the needs of our customers we have developed some specific added value services such as virtual private dial-up network, web hosting, server collocation and Connex Netzone, the first WLAN (wireless local area network) service launched in Romania.

     MobiFon has developed a wide range of data services for both business and individual customers. For businesses we offer internet dedicated access, virtual private networks, quality fixed voice access running on customer data infrastructure, frame relay access, dial-up gold, dial-up ISDN, virtual private dial-up networks, WLAN, web hosting and server collocation. For individuals we offer pre-paid dial-up, domain name registration, and various services delivered and included within our “myX Portal” package.

Handsets

     We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets manufactured by Sony-Ericsson, Mitsubishi, Motorola, Nokia, Siemens and Alcatel and expect to offer handsets from more manufacturers as they become available. We offer dual-mode and tri-mode handsets, which can operate on the GSM 900, GSM 1800 and GSM 1900 networks. These multi-mode handsets allow us to offer our customers roaming across a number of GSM networks in North America, Europe and Asia.

     The handsets have many advanced features, including word prompts and easy-to-use menus, one-touch dialing, multiple ring settings and call logs. Handsets may also be programmed to allow us to offer value-added services, such as voice mail, call waiting, call forwarding, call barring, conference calling and caller identification. In certain cases, our handsets are enabled for WAP, GPRS, MMS, EMS and/or Java. All the handsets we are selling are phase 2/2+ compliant and support OTA in order to help us introduce new value added services to our customer base.

     Our historical policy generally has been to limit the extent to which we subsidize the cost of handsets. We believe that the lack of significant handset subsidies contributes to reduced churn, as the incentive to switch operators to obtain a more modern handset at a subsidized rate is reduced. In addition, the lack of a complete handset subsidy accelerates our per subscriber payback period, which recently in both Romania and the Czech Republic has been reached in approximately three months, and decreases the cost of subscriber acquisition. Furthermore, we believe that a non-subsidized handset reduces the likelihood of bad debt because those users who can cover the full cost of a handset are also more likely to be able to pay their bills.

     We intend to continue where feasible our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets for new acquisition of prepaid consumers. However, we may subsidize handset costs in some of our service packages as part of our initiative to promote new technologies and gain market share. Also, in Romania, we may have to match any future introduction of increased handset subsidies by our three competitors there, which could affect our subscriber payback period and increase the cost of subscriber acquisition. Furthermore, as the third GSM market entrant in the Czech Republic, we may subsidize handset costs in some of our service packages as part of our initiative to gain market share. We have partially offset handset subsidies in the Czech Republic through a reduction in distribution costs, made possible by our direct sales and delivery network.

Service Packages and Pricing

     We tailor our service packages to be competitive and simple to understand and to allow each customer to choose a package that suits his or her usage requirements. We bill customers for post-paid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Customers can also choose to subscribe to our service under pre-paid packages, whereby a customer may purchase an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Post-paid and Pre-paid Service Plans

     Post-paid service. We offer a number of post-paid cellular service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes, as part of the monthly fee, with an overcall rate charged after such minutes are used. GSM roaming is available to subscribers traveling in other countries where we have signed roaming agreements with the local GSM operators. When roaming on a foreign GSM network, the subscriber is charged for the service of relaying the call internationally and for the actual number of minutes used. The per minute charges are at the rates charged by the local GSM operator plus a margin.

     Pre-paid service. We offer pre-paid cellular pricing packages to enable customers who prefer a pre-payment option or whose credit profiles do not qualify for post-paid service, to take advantage of our wireless services. Pre-paid service requires no contract and no monthly fee. The customer purchases an airtime card that gives him or her calling time equivalent to the amount paid for the card, and the customer can easily access further airtime by purchasing additional airtime cards. As of December 31, 2002, pre-paid subscribers accounted for 64% of each of our Romanian and Czech Republic subscriber bases, as compared to 63% and 71% respectively as of December 31, 2001. Pre-paid customers accounted for 68% and 46% of the net added subscribers in Romania and the Czech Republic, respectively, during the twelve-month period from December 31, 2001 to December 31, 2002. We began offering pre-paid service in the Czech Republic on April 19, 2000.

     In line with our strategy of offering diversity and flexibility to our customers, with a focus on increased profitability, in Romania we introduced in 2002 the first innovative airtime recharging mechanism for voice and data pre-paid customers, available at the points of sales and the ATMs of the largest bank in Romania. Ceský Mobil also has a recharging system available at numerous ATMs in the Czech Republic. The main benefits of the e-voucher system are the wide range of the credit values, its 24 hour availability and the reduction of the costs associated with production and distribution of plastic recharging cards.

Pricing

     We believe that our pricing structures compare favorably to the prices offered both by our Romanian and Czech wireless competitors and by wireless operators in neighboring markets. In Romania, our services are also priced to be competitive with the fixed line services of RomTelecom, the national fixed line phone company. For some post-paid programs, our rates for making in-country long distance calls historically have been cheaper than RomTelecom’s fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service.

     MobiFon’s initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end subscribers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. On the postpaid side, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, week-ends and/or for certain destinations. Our pre-paid products, together with the post-paid programs for the low-end consumer segment, were the major driving force in increasing our acquisition of new subscribers.

     As the third GSM market entrant in the Czech Republic, we initially differentiated ourselves from our competitors through our pricing strategy by aggressively pricing our feature-rich service plans. In the Czech Republic, we estimate that our prices are generally lower than those of our current competitors, Eurotel Praha and T-Mobile, for comparable plans and based on various usage assumptions. Our Czech competitors have already lowered their prices in response to our launch and may further lower their prices in the future. We have designed simplified service packages to provide our subscribers with everyday low pricing. We offer several service packages with per-second billing after the first minute and allow customers to carry over unused minutes for use in the following month. We have also lowered barriers to subscribing to our services by eliminating activation fees.

     We offer several post-paid and pre-paid pricing plans targeted at specific market clusters. Two plans, marketed under the names “Write Me” and “Between Us,” are contained in our Czech Republic license and are required to be offered until December 31, 2003. The “Write Me” package is designed for low-usage subscribers who desire wireless access, are high-SMS users and also appreciate the convenience of wireless at affordable rates. The “Between Us” package is designed for subscribers who incur over 300 outgoing minutes of use per month, with the majority of their calls occurring within the Oskar Network. The “Between Us” plan is our only consumer plan that is available as a contract plan. In addition to these plans, and in connection with our new marketing campaigns designed to attract higher value customers in the Czech Republic, we also offer new packages targeted toward high-end users and business subscribers.

Marketing and Distribution

Marketing

     In Romania, our marketing strategy focuses on protecting and growing revenue and profitability from the existing customer base, strengthening leadership by maintaining market share advantage, strengthening brand image and improving customer satisfaction. Taking the advantage of the opportunities offered by the newly deregulated telecom market, Connex has developed a new approach to the business customers designed to protect GSM revenues and capture as much as possible from the potential telecom needs of our high-end subscribes by integrating mobile voice, fixed voice and data in a single concept which we refer to as Integrated Service Strategy.

     A consumer survey we commissioned in November 2002 showed that we achieved a Connex brand awareness level of 95.3% in Romania. The survey revealed that the top-of-mind brand awareness was 52% for Connex, versus 43% for Orange. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. After having achieved brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty.

     In the Czech Republic, we have established brand recognition through extensive use of our advertising icon, Oskar. Our brand is developed around a personality that is friendly, human, and Czech. These attributes are reflected in everything we do, from developing services to designing the layout of our stores. We believe that our brand strategy clearly differentiates us from the other market competitors. In less than two years after launch of operations we had achieved in-country brand awareness which was on par with or exceeded that of the competition but more importantly, Oskar has now achieved brand recognition levels similar to world premiere brands such as Coca Cola. Over the past two years Oskar has positioned itself as an agent of innovation and a leading force behind changes in the Czech mobile market. Oskar has built one of the strongest Czech brands and laid down a new style of communication.

     Having launched with a mass market brand and tagline of “Everybody, Everyday, Oskar has since repositioned its brand to appeal to mid and high value subscribers and the small business market. Oskar has positioned itself as the customer advocate that challenges conventions on behalf of customers.

     A number of MobiFon’s advertising campaigns have won international awards in the specialized fora: in 1999, the award for “best advertising campaign of the year” was granted by the Advertising Association for the image campaign “The future sounds good”; in 2001, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category, granted at the Portoroz Festival; in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns. Since launch, Oskar has won over 45 domestic and international awards. Oskar was also nominated for Best Mobile operator in 2001 and 2002 and Best Branding Campaign in 2001 at the prestigious World Communication Awards.

Distribution

     We tailor our distribution schemes to our service packages and according to our strategic position in our markets.

     In Romania, Connex distributes through 3 channels; a direct sales force that serves the top 6,500 business accounts, a network of corporate stores in strategic cities for consumers and small business and through both exclusive and non exclusive independent distributors. Distribution is also separated by our product offerings — postpaid and prepaid. Exclusive independent distributors distribute both post and prepaid products and services with a heavy emphasis on postpaid (handsets and activations). We have also developed non-exclusive channels with a variety of specialty retail stores and hypermarkets. In addition, prepaid products are distributed through high traffic retail locations such as gas stations, lottery outlets and kiosks. Recent electronic means of recharging prepaid products through Automated Teller Machines have also resulted in partnerships with financial institutions such as Banca Commerciala Romana. As of the beginning of 2003 our distribution network includes 10 corporate stores, more than 750 exclusive postpaid locations and more than 4,700 points of sale for prepaid cards. Also, a special distribution channel was developed for selling data services. Due to the data services characteristics (need for integration in a complete information technology solution, services complexity, high value, need for customized support) we have developed a non-exclusive channel of data partners. Connex Data Partners are national and regional resellers, including system integrators and service providers, who have the resources, skills and assets to meet the demands of the large enterprise and metro markets for integrated information technology solutions.

     In the Czech Republic, Oskar relies on direct channels of distribution to target both consumer and business customers. One of Oskar’s primary channels of distribution is direct delivery. Through this channel, customers can order service packages and handsets over the phone from a fully dedicated telesales team. Delivery to your office or your home is free and expected within 48 hours. Direct delivery allows us to minimize the number of the external parties involved in the sale, build closer customer relationships and reduce acquisition costs by eliminating costs associated with dealers and dealer commissions. Additionally, eliminating intermediaries helps us to maintain standardized distribution processes and procedures and allows us to ensure that every contact with our customers is consistent with the Oskar brand image.

     Oskar also operates a retail channel of distribution through its 38 corporate stores and 2 mobile stores. The larger corporate stores are located in the larger urban centers of the Czech Republic, while the smaller stores focus on providing a physical presence in regional shopping centers and secondary cities. Our distribution strategy in the Czech Republic also includes a team of dedicated sales representatives for larger business accounts and third-party distributors of pre-paid airtime cards.

Customer Care

     We view customer care as an essential element in our strategy and seek to promote our customer focus to minimize customer churn. With our increasing focus on the retail consumer segments in our markets, we are making increasing use of automated customer service that matches the level of service with what customers pay for their subscription. Customers who subscribe to more expensive services receive personalized customer service, while customers who subscribe to more economical packages are served through our interactive voice response unit and through internet access to key features of their account and general information. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We utilize fully integrated, flexible customer care and billing systems to ensure that customer service representatives are fully equipped to deal with customer concerns on a real time basis. We closely monitor customer care calls and use information gathered from these calls to identify and remedy system shortfalls and to customize marketing strategies and pricing and promotional plans.

     As the first GSM entrant in Romania, we established the benchmark quality and service standards for that market. We believe that our customer care initiatives in Romania have been key in allowing us to maintain our low churn rates and high levels of customer satisfaction. Through permanent refining of internal processes, we reached very high levels of productivity in the call center and we make an on-going effort to control the number of calls per customer in a market where the need for education regarding cellular service is still very high. In the Czech Republic we offer customer care options to our subscribers including our extensive and user-friendly “self-care” program which has allowed us to handle large growths in the subscriber base without adding corresponding staff in the customer service group.

Billing

     Billing is governed by the nature of the subscriber’s service package. Our billing and customer care systems are fully convergent. The integration of billing data and customer service information in a single system provides our staff with a comprehensive view of our subscriber’s account. We use an automated collections process, making use of short text messaging services, interactive voice response and voice mail.

     In the Czech Republic, we have chosen a best-in-class billing system that enables us to maintain competitive advantages in the area of flexibility, speed to market, convergence and scalability. Its state-of-the-art flexibility allows the rapid configuration of new products and services and supports innovative discounting and packaging concepts. Multi-tiered tariff schemes, bundling of services and cross-product discounts are all integral parts of this convergent billing solution, which also provides room for expansion into other lines of business. The ability to sort information in this way allows us to further customize our pricing and billing plans, and offer our customers additional value-added services, which we believe will help us increase market penetration and capture market share.

     In Romania, we started a process of replacing our old billing system in mid-2002, as it reached limitations in terms of functionality and it approached capacity limits. The new system is a best-in-class product that will provide maximum flexibility, will allow for rapid configuration of new products and services and will support innovative discounting and packaging concepts. It employs state-of-the-art technology that will provide both GSM/data and prepaid/postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels. The new billing system has been in use since November 2002 for new subscribers in parallel with the old solution, which it will completely replace in mid-2003 providing Connex with a significant competitive advantage.

Bad Debt and Churn Management

     Exposure to bad debt is managed through account spending limits. Each operating company’s fraud department reviews billing reports to monitor potential fraud or credit abuse. In Romania, actual bad debt write-offs have historically been fully covered by reserves which, in 2002, amounted to 2.0% of billable revenue. Once customers are deactivated for non-payment, an extended legal collection process is performed, in order to recover losses and increase the level of awareness in the market about the importance of clearing customers’ debt. All of the GSM operators in Romania have access to a shared database of subscribers who have been removed from their network for nonpayment. An individual in this database who wishes to subscribe to our service must pay a deposit.

     To assist in managing and reducing both bad debt and churn levels in the Czech Republic, we have implemented an initial mandatory deposit for any postpaid activation and an account spending limit. With the account spending limit, as a customer reaches 50% and 75% of this limit, he or she is notified that he or she is within the percentage of his or her spending limit. At 100%, the customer is “hotlined”, which prevents him or her from making outgoing calls until the account is brought under the spending limit. As the customer’s creditworthiness is proven, we proactively increase their credit limit (similar to credit card companies) to increase spending and ARPU. New post-paid subscribers who do not pay their invoice have their service restricted 5 days after the invoice due date. They are removed from our subscriber numbers 31 days after the due date of their invoice. Uncollectible account balances are written off 180 days after their due date. In the Czech Republic actual bad debt write-offs amounted to 7.7% of applicable service revenues in 2000, 5.0% in 2001 and 1.8% in 2002.

     In the telecommunications industry, the term “churn” refers to the rate at which customers leave an operator’s network. This can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, post-paid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those pre-paid subscribers whose services we terminated after several months have lapsed since they last placed an outgoing call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns customers after 12 months. At Ceský, our pre-paid churn policy is based upon the amount of time that has elapsed since the customer replenished his account rather than on activity. Churn rates increase our operating costs by forcing us to increase our spending on marketing and incentive plans to maintain current subscribers and continue to attract new ones. A future increase in churn would likely increase our costs in those areas.

     MobiFon’s average monthly churn rate was 2.12% in 2000, 1.68% in 2001 and 1.85% in 2002.

     Ceský Mobil’s average monthly churn rate, which includes for 2002 subscribers who have had no activity in their account for more than 6 months, was 1.32% in 2000, 1.86% in 2001 and 2.4% in 2002.

Competition

     During the past 10 years, the international wireless telecommunications industry has experienced rapid growth. The continued emergence of new service and bearer technologies and deregulation of the industry in a significant number of countries have created a number of business opportunities and, consequently, led to increased competition and proliferation of services. Pan-American, Pan-European and even global network operators have emerged to leverage economies of scale. Our success will depend on our ability to compete with other wireless telecommunications network operators, particularly with respect to brand recognition, services, pricing, network quality and coverage, management, reliability, marketing and distribution.

     In some instances, our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for wireless services, are currently serving a substantial subscriber base, have greater name recognition and have significantly greater financial, technical, marketing, sales and distribution resources than those available to us. However, we believe that our brand recognition and pricing strategies will provide us with an edge over these competitors. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based wireless networks should continue to enjoy cost and accessibility advantages over these other technologies.

     Romania. Besides MobiFon, Romania currently has three other licensed mobile operators holding a total of four separate licenses: (1) MobilRom, the other digital GSM 900 operator, (2) RomTelecom, a digital GSM 1800 operator, and (3) Telemobil, a digital CDMA/2000 and an analog NMTP operator using the Nordic mobile telephone protocol.

(1)	MobilRom, majority owned by France Telecom and operated initially under the name Dialog, won its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. MobilRom is owned by a consortium led by France Telecom. Dialog re-branded its services under the Orange brand on April 5, 2002.

(2)	RomTelecom, the national fixed-line phone company, in which the part-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000.

(3)	Telemobil won its analog nordic mobile telephone protocol license in March 1992 and launched operations in May 1993 but never succeeded in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam Romania, in which Qualcomm Inc.

and Omnia Holdings are investors, is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use code division multiple access technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is trying to position its technology as the first third-generation service in Romania.

     According to their respective 2002 year end financial reports, as of December 31, 2002, MobiFon/Connex had a market share of 52.5%, MobilRom of 44.1%, Cosmorom of 2.0% and Telemobil of 1.4%.

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

1) MobilRom	Dialog/Orange	GSM 900	November 1996	June 1997	44.1%
2) RomTelecom	Cosmorom	GSM 1800	November 1998	June 2000	2.0%
3) Telemobil	Zapp	CDMA 2000/NMTP	March 1992	May 1993	1.4%
4) MobiFon	CONNEX	GSM 900	November 1996	April 1997	52.5%

     Czech Republic. Besides Ceský Mobil, the Czech Republic currently has two other licensed mobile operators holding a total of five licenses: (1) Eurotel Praha, a digital GSM 900/1800 Mobile Telephone Protocol operator and analog nordic mobile telephone protocol (NMT450) operator and a holder of a UMTS license; and (2) Radiomobil, another digital GSM 900/1800 operator and holder of a Universal Mobile Telecommunications System license.

(1)	Eurotel Praha won its NMT450 license in November 1990 and launched commercial analog service operations in September 1991. The entry of GSM services reversed Eurotel Praha’s earlier nordic mobile telephone protocol subscriber growth. Eurotel Praha won its 900 MHz GSM license in March 1996 and launched commercial operations in July 1996. Eurotel Praha was allocated 1800 MHz frequencies in July 2001. Shareholders of Eurotel Praha include Ceský Telecom, the national fixed-line operator.

(2)	Radiomobil won its 900 MHz license in March 1996 and began providing commercial service under the brand name Paegas in September 1996. Radiomobil was allocated 1800 MHz frequencies in July 2001. Radiomobil’s shareholders include Deutsche Telekom AG. In April 2002 Radiomobil rebranded its services to the T-Mobile brand name, and is underway with changing it’s company name to T-Mobile Czech Republic.

     As of December 31, 2002, Eurotel was the market leader with a 45.4% market share (including the subscribers using its nordic mobile telephone protocol services — 1% of total Eurotel subscribers); T-Mobile had a 40.9% market share. As of December 31, 2002, Ceský Mobil had a market share of 13.7%.

     Both T-Mobile and Eurotel acquired UMTS licences in December 2001 but have not yet officially announced when they expect to launch their respective UMTS operations. The terms of the UMTS licenses provide that the operations’ ventures must cover 90% of Prague by January 2005. In February 2003, Eurotel announced that it is performing a technical trial of UMTS in Prague in conjunction with Nokia. Customer trials and/or public relations events are expected as early as the third quarter of 2003. According to industry sources, Eurotel and T-Mobile are expected to launch UMTS service in the second or third quarter of 2004 in Prague. Depending upon customer demand, other major centres such as Brno, Ostrava and Plzen might be covered post 2005.

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

Eurotel Praha	Eurotel/Go	GSM 900/1800	March 1996	July 1996	45.4%
	Eurotel	NMT 450	November 1990
	—	UMTS	December 2001
T-Mobile/ Radiomobil	T-Mobile/Paegas/Twist	GSM 900/1800	March 1996	September 1996	40.9%
	—	UMTS	December 2001
Ceský Mobil	Oskar	GSM 1800/900*	October 1999	March 2000	13.7%

* Used outside of Prague

Future Competition

In the future, as we build out our GSM networks and offer enhanced services, we will face competition from other wireless communication technologies, such as specialized mobile radio systems, enhanced specialized mobile radio systems, data-only, packet-switched networks and satellite-based voice and data transmissions technologies, as well as other technologies that have not yet been developed.

We may also compete directly with additional conventional fixed line telecommunications service providers and with cable operators who expand into offering two-way communications services over their networks.

The introduction of two-way messaging services may allow the paging industry to compete with us for some of the enhanced services we intend to introduce. Some manufacturers and network operators have studied further modifications to the GSM standard to provide enhanced specialized mobile radio-like services, in particular providing automated conferencing calls. Several entities are currently operating or developing global satellite networks to provide domestic and international cellular communications services from geostationary and low earth orbit satellites. We do not expect them to compete with land-based wireless communication services on price. However, they may eventually augment or replace communications that have segments of land-based wireless systems. At the very least, we may also be challenged by existing wireless systems that have been upgraded from analog to digital, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences.

Regulatory Environment

     Romania. In 2002 the old Telecommunication Law was replaced by The Emergency Government Ordinance 79/2002 (The Ordinance) and the 591/2002 Law regarding The General Regulatory Framework in Communication (the New Telecommunication Law). This new framework has been complemented by other regulations regarding, among other things, access and interconnection, data protection, numbering and significant market power designation and obligations.

     Under the new regulatory regime the old license has been replaced by three separate licenses:

•	An authorization to provide electronic communication networks and services

•	A license to use allocated numbering resources

•	GSM frequency license to use radio-electric frequencies

     Companies that provide any communications networks or services are now subject to general authorization procedures.

     While the Ministry of Communication and Information Technology (MCIT) will be in charge of radio spectrum management at the national level, the National Regulatory Authority for Communications (NRAC) will be in charge of numbering resources management. MCIT will grant radio spectrum only to the companies that obtained the general authorizations. The same treatment will be regarding numbering resources, only that the license will be issued by NRAC.

     The new regulatory framework contains provisions regulating significant market power positions. In December 2002, an obligation to publish a Reference Interconnection Offer with respect to interconnection termination rates set by the regulatory authority was imposed on RomTelecom, given its significant market power as provider of access to the public networks of fixed telephony. In February 2003 RomTelecom complied with their obligation and published the requested RIO.

     MobiFon has been designated as having significant market power and, as a result, regulatory authorities have imposed maximum interconnection termination rates of $0.11/min until December 31, 2003 and $0.10 from January 1, 2004 to July 2004 and on the basis of the long run incremental cost model thereafter. Regulatory authorities have also imposed on MobiFon certain interconnection obligations with respect to transparency (the publishing of interconnection rates) and account separation. The same obligations were applied to Orange, MobiFon main competitor. Only transparency obligations were imposed on Cosmorom and Zapp.

     Czech Republic. A resolution of the Czech Republic government dated August 10, 1994 set out the principles of the national telecommunications policy and maintained Ceský Telecom’ monopoly, until December 31, 2000, on the fixed-line long distance and international telephone services market. The same resolution also restricted competition in the fixed-line local telephone services market for the same period. In 1997, the Czech Republic became a signatory to the World Trade Organization Reference Paper on Telecommunications through its Additional Commitments to the Schedule on Basic telecommunications services, which committed the country to liberalizing its telecommunications market. Following this agreement, in April 1999, the Czech government adopted a resolution setting out the principles of a new national telecommunications policy. Among the main goals of this policy was the preparation of a Telecommunications Act to open the Czech Republic’s telecommunications market to competition by December 31, 2001. The new Telecommunications Act came into force July 1, 2000.

The Telecommunications Act:

•	regulates the telecommunications industry;

•	provides for a certain level of state regulation and control over the telecommunications sector; and

•	provides for the full liberalization of the telecommunications market, including the implementation of call-by-call carrier selection and full number portability for fixed network subscriber numbers.

     The Czech Telecommunications Office, known as the CTU, constituted under the Act as the national regulatory authority, is responsible for telecommunications, including licenses, pricing and pricing policies and dispute resolution. As of January 1, 2003, responsibilities for the telecom industry policies moved from the Ministry of Transport and Communications to the newly established Ministry of Informatics. The Telecommunications Act of 2000 is now currently under review by this Ministry, and is scheduled to be replaced, most likely in 2004, by a new Act on Electronic Communications, so as to harmonize applicable laws to those of the European Union.

Licenses

     Romania. Until January 1, 2003, MobiFon held one of three licenses issued to provide nationwide GSM-based cellular telecommunications services throughout Romania. MobiFon paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, MobiFon must pay a recurring annual fee of $5 million per year for the 22 channels allocated in the 900 MHz range under the license. MobiFon purchased 40 additional channels in the 900 MHz frequency ranges, at an annual price per channel of $230,000 for national coverage, $35,000 for Bucharest and $2,300 for each other city. Of the 62 channels, MobiFon uses 31 on a national basis. MobiFon has access to 12.4 MHz of spectrum in the 900 MHz band, and since December 31, 2002, MobiFon may have access to spectrum in the 1800 MHz band for additional fees. This additional spectrum will enable it to increase network capacity and to maintain the performance criteria required by its license. As of January 1, 2003, the old license has been replaced by three separate grants, namely, an authorization to provide electronic communication networks and services, a numbering license and a GSM frequency license all of which have been granted except for the GSM frequency license which has been continued by government ordinance on the terms of the pre-January 2003 license. In addition, MobiFon must pay annual fees of approximately $0.2 million for the right to operate microwave frequencies to connect GSM base stations to switching centers.

     If we fail to comply with the authorization to provide electronic communication networks, the regulatory authority may apply administrative fines up to 5% of turnover. Breaches which are subject to administrative fines include the following: (1) breach of obligations regarding the general authorization, (2) using radio frequency without having a license, (3) using numbering resources without a license and (4) not complying with the license terms and obligations.

     Czech Republic. In 2002, so as to more accurately reflect the language of the Telecommunications Act, the former GSM Authorization has been replaced by CTU decision 5379/2002-610 on granting of the telecommunications license to establish and operate public mobile telecommunication networks under the GSM standard issued on June 17, 2002, and by CTU decision 8951/2002-610 on granting of the telecommunications license to provide the public telephone service through the public mobile telecommunication network issued on June 20, 2002. Both of these decisions came into force on November 13, 2002, following an appeal process, and the licenses are valid for a period of 18 years.

     Ceský Mobil paid an initial license fee of one billion Koruna ($28.5 million), and must also pay a recurring annual fee for the right to operate GSM base stations and radio operating stations, which amounts to approximately 72 million Koruna ($2.2 million) now that Èeský Mobil has reached 98% population coverage. In addition, Èeský Mobil must pay a recurring annual fee for the right to operate microwave frequencies to connect GSM base stations to switching centers. In 2002, this fee amounted to approximately 77 million Koruna ($2.4 million).

     Ceský Mobil is now entitled to 18 MHz of spectrum in the 1800 MHz band. In addition, it has the right to use 4 MHz of spectrum in the 900 MHz band. The Czech Telecommunication Office can reallocate frequencies with six months’ notice. In the process that resulted in the issuance of the new licences, 20 additional channels in the 1800 MHz band were allocated to Ceský Mobil.

     The new Telecommunication Act, issued in July 2000, regulates a number of issues that were previously included in the former Authorization, thus removing the need to incorporate such issues in the licenses. Consequently, the new licenses are much less detailed than the Authorization, basically only maintaining the price obligations (old tariffs T1 “I Hear You” and T2 “Agreement with Oskar” — pricing plans) until December 31, 2003, and some minimum quality parameters of coverage of area and population.

      The Czech Telecommunication Office is entitled to restrict, suspend or terminate Ceský Mobil’s license for a number of reasons, including a significant public interest, or a material breach of the provisions of the License, or of the Telecommunication Act. Furthermore, when the initial Authorization was issued, Ceský Mobil had undertaken to construct the technological infrastructure required to provide Internet access to schools and libraries throughout the Czech Republic, by October 8, 2002. Ceský Mobil has submitted a comprehensive proposal to fulfill its obligation within the required deadline, and negotiations are still underway with different ministries to discuss the potential implementation of the proposal.

Ownership Restrictions

     Some of our licenses place restrictions on our ability to dispose of our interests in our operating companies. For example, Ceský Mobil’s initial Authorization requires us to notify the Czech Telecommunication Office in writing at least 45 days before Ceský Mobil or any shareholder holding more than 25% of its registered capital is involved in a transaction involving more than 10% of its registered capital. This is only a notice requirement; the license does not give the Czech Telecommunication Office a right to approve the transfer. However, this notification obligation was not replicated in the new Licenses of Ceský Mobil that came into force on November 13, 2002, and therefore is no longer applicable.

Co-Investors

     Romania. Our strategic partners in MobiFon are (1) Vodafone Europe B.V., (2) Deraso Holding B.V., a group of financial investors led by J.P. Morgan Partners, LLC and (3) certain other minority investors including, since March 2003, an affiliate of Emerging Market Partnership (EMP).

     During the fourth quarter of 2002, our subsidiary ClearWave tendered as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of US $24.6 million bringing ClearWave’s ownership percentage in MobiFon from 63.5% to 62.4%, as of December 31, 2002. As at that date, the participation of our partners in MobiFon was 20.8% for Vodafone, 14.9% for Deraso, and less than two percent for the minority investors. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause their ownership interest in MobiFon to decrease and ClearWave’s ownership interest in MobiFon to increase

     On March 19, 2003 we announced the sale to an affiliate of Emerging Market Partnership of 11,135,555 of our shares of MobiFon for total cash consideration of US $42.5 million. Following this sale, ClearWave’s ownership of MobiFon decreased to 56.6%. This ownership percentage could vary between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase which ends on June 30, 2003. For the same reason, EMP’s ultimate ownership may vary between 5.7% and 5.9%.

     Czech Republic. Our interest in Ceský Mobil is held through TIW Czech N.V. Our strategic and financial partners in TIW Czech N.V. are large institutional investors. ClearWave holds a 50.8% voting interest and 24.2% equity interest in TIW Czech N.V. with the institutional investors holding the remaining 49.2% voting and 76.6% equity interest. TIW Czech N.V. holds a 96.3% direct interest in Ceský Mobil and its co-shareholders in Ceský Mobil, Ceská konsolidacní agentura and United Pan-Europe Communications N.V., hold the remaining 3.7% interest. Through this shareholding structure, we currently control 96.3% of Ceský Mobil.

Liquidity Agreements

     ClearWave entered into agreements with its co-shareholders in TIW Czech, as well as with certain minority shareholders in MobiFon holding in aggregate approximately 22% of the outstanding shares of MobiFon, to allow these parties to participate in certain transactions that create liquidity for ClearWave’s shares. Two types of events trigger tag-along rights for these shareholders under the agreements:

•	sales by TIWC of shares of ClearWave pursuant to a bona fide arms’ length transaction for cash or liquid stock; or

•	public sales of shares of ClearWave.

     Accordingly, such shareholders would have the right to participate in the particular transaction on terms as close as possible to those applicable to TIWC or ClearWave by selling all or some of their shares in TIW Czech and MobiFon. ClearWave and TIWC also have the right, under certain conditions, to require such participation.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 21% of the outstanding shares of MobiFon, may require TIWC or, at TIWC’s option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation and shall be payable, at our option, in cash or in our marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria.

     As part of the creation of Ceský Mobil, a minority shareholder was granted by TIWC a put option on all common shares in the capital of Ceský Mobil that the minority shareholder holds. As a result of the assignment of this put by TIWC to TIW Czech, TIW Czech may have to purchase this minority shareholder’ shares of Ceský Mobil for a price equal to the total subscription price paid for the shares plus interest calculated from their respective dates of issuance at a rate of 7% per annum. This option remains exercisable until October 8, 2003. As at December 31, 2002, this minority shareholder had contributed $13.0 million to the equity of Ceský Mobil.

Networks

     We chose major cellular equipment vendors to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquired more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. Our comprehensive surveillance of traffic-related activities enables us to respond quickly to conditions in which the traffic load exceeds expected levels.

     We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interests. We and the other shareholders in our operating companies provide experts who review contracts and prices, and then benchmark them against contracts and prices obtained in cellular networks throughout the world. As a rule, when an equity partner is to provide equipment or services, or if any potential conflict of interest arises for any other reason, the shareholders, above a size threshold, and the Board of Directors, as applicable, of our operating companies must approve the final purchase for items exceeding a specified threshold.

     Romania. MobiFon began the development of its GSM-based cellular network, using 900 MHz frequencies, in December 1996. By March 1, 1997, MobiFon’s network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2002, MobiFon’s state-of-the-art network covered 96% of the population of Romania and all major highways in Romania. As of that date, MobiFon’s network consisted of 1021 remote base stations, 386 repeaters, 24 base station controllers, 11 cellular switching centers, 2 transit switching centers and 10 public switched telephone network (PSTN) interconnection points. Use of ATM technology and voice compression techniques led to significant increase in network efficiency, preserving a high quality level. Starting Jan.1, 2003 MobiFon ensures direct international traffic interconnection with four carriers, no longer using transit through the local PSTN for such traffic. We will be installing additional base stations and other equipment to increase capacity and enhance coverage and quality of service, and starting 2003 we have access to the 1800 MHz frequencies, to be used when needed for additional capacity. We have also installed the first-ever wind and solar powered cell sites in Central and Eastern Europe.

     Czech Republic. The design for the Czech network employs both 900 MHz and 1800 MHz frequencies, taking into account certain availability restrictions on the 900 MHz band. This design offers benefits with respect to greater rural coverage and greater capacity in dense urban environments. Ceský Mobil was using Ericsson and Siemens exclusively to construct its network, but now tenders the construction work to the most competitive contractors. While Ceský Mobil is utilizing Ericsson mobile switching centers throughout the network, it uses Ericsson cellsite equipment in the eastern part of the country and Siemens cellsite equipment in the western part of the country. As at March 31, 2003, Ceský Mobil’ network covered 99% of the population. As of that date, Ceský Mobil’ network consisted of over 2,429 base stations, 58 base station controllers, 6 cellular switching centers and diverse network interconnection points to all the major telecom operators in the Czech Republic including Cesky Telecom, Eurotel, T-mobile, Aliatel, Contactel, and GTS. Of the 6 cellular switching centers, 3 of them also perform the function of transit switching. We believe the network addresses current capacity adequately.

     We plan and construct each of our wireless telecommunications networks to meet a forecasted level of subscriber density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by using techniques such as sectorization and cell splitting. Other wireless telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

Operations and Maintenance

     We design, in consultation with our vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

     Our network management structures are divided into two main functional areas:

•	Operations. This group operates the entire network, including base stations or cellsites, base station controllers, transmission and microwave systems, switches and value added services platforms and systems.

•	Network planning, engineering and implementation. This group plans, designs and implements the network, including cell planning, frequency planning, network dimensioning and switching systems upgrades, and develops and introduces new products, services and technologies in the network.

     Our networks use standard monitoring and supervision features provided by the cellular switching centers, base stations, base station controllers and transmission equipment. These functions enable us to examine the state of the network in real-time and to produce both fault reports and performance reports. We continuously monitor the traffic on the networks and respond to conditions that may affect service or traffic levels.

     To ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs, as well as procedures backed by system tools proven in other GSM systems throughout Europe. Our operations group continuously monitors and analyzes traffic trouble reports and potential network problems and analyzes network event data to determine where non-routine maintenance may be needed. Our operations group also sets appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations. They also continually refine maintenance procedures and documentation to improve mean-time-to-restoration for problems that directly affect subscribers and establish routine maintenance and testing of all switching, radio equipment and interconnect facilities.

     We have safeguarded our networks against disaster by using, at various locations, redundant/physically diverse transmission systems, redundant/physically diverse system components, battery back-ups, generators, fire suppression systems, and of course regional support staff. Regional centers maintain replacement parts for critical components in the event of switching center or other system failures. As a result of these precautions, we were able to keep our Romanian and Czech networks up and operating an average of respectively 99.89%% and 99.90% of the time in 2001 and an average of respectively 99.91% and 99.94% of the time in 2002. We, through our local expertise and our suppliers, through their servicing and maintenance departments, work together to adequately support and maintain our networks.

Roaming and Interconnection Agreements

     Romania. MobiFon is a signatory of the GSM Memorandum of Understanding which is now known as the GSM Association. This association establishes common technology standards, thus facilitating worldwide roaming. As of December 31, 2002, MobiFon had negotiated roaming agreements with 221 operators in 95 countries and is continuing to negotiate additional roaming agreements. The roaming agreements allow MobiFon’s post-paid subscribers to use their own handsets in locations wherever GSM cellular service is provided, or to roam in such locations with a handset that is compatible with the local network. Presently the main objective is to increase the number of new roaming destinations for MobiFon’s customers, with a special emphasis on remote holiday destinations and Latin American countries. To maximize inbound roaming revenue, MobiFon has designed its network to emit the strongest signal in key international entry points, such as airports, so that visitors have a higher probability of picking up the MobiFon signal on arrival in Romania.

     In order to further maximize the roaming revenue MobiFon has started to negotiate and open prepaid roaming relations based on CAMEL Phase1 and Phase 2 technologies. The prepaid roaming agreements allow MobiFon’s Kamarad prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of December 31, 2002, MobiFon was offering for its prepaid customers the possibility to roam in 16 networks covering 11 countries. On the other hand at the same date MobiFon was offering prepaid inbound roaming services for 13 of our roaming partners.

     In August 1997, MobiFon signed an initial one-year interconnection agreement with RomTelecom, extendable for additional 12-month periods. MobiFon and RomTelecom have extended this agreement to August 2003. Under this agreement, MobiFon will share revenues with RomTelecom for calls routed on the two networks. On March 12, 1998, the parties signed a first addendum to the interconnection agreement detailing the settlement procedure and the exchange of traffic information between parties. They signed a second addendum on May 2, 1999, providing the procedures for applying the fixed national-mobile tariff and for the settlement method in case of possible differences due to exchange rate fluctuations. On July 30, 1999, RomTelecom and MobiFon signed an addendum to the interconnection agreement providing that, with the exception of those services specified by the two networks, users of either RomTelecom’s or MobiFon’s services can access the services supplied on either network. The addendum further contemplates that the two companies would address the terms and conditions applying to services other than basic interconnection services through separate agreements. The leasing of RomTelecom’s facilities for MobiFon’s use is not subject to interconnection conditions but to the negotiation of an agreement between the parties.

     A December 2002 decision of the Romanian National Regulatory Agency for Communications (NRAC) designated RomTelecom as a significant market power with respect to the access to public networks of fixed telephony. The decision imposed on RomTelecom an obligation to publish a Reference Interconnection Offer with interconnect termination rates set by the NRAC. In February 2003 Romtelecom published the RIO.

     Another decision of NRAC, issued in March 2003, designated MobiFon as a significant market power with respect to call termination into its own network. The decision set the maximum level of the interconnect termination rate that MobiFon can charge. Other obligations resulting from the significant market power designation include offering interconnection services for call termination into MobiFon network to any authorised operator, to publish the interconnection rates and to offer non-discriminatory conditions to all operators requesting interconnection for call termination into MobiFon’s network.

     Due to the changes in the regulatory environment resulting in the obligations imposed by NRAC to both operators, in March 2003, MobiFon and RomTelecom have entered into the negotiation of a new interconnection agreement based on RomTelecom’s RIO and MobiFon’s Interconnect Offer.

     On May 5, 1997, MobiFon concluded a “Bill & Keep” interconnection agreement with MobilRom which applied until May 12, 1999, when MobiFon entered into another interconnection agreement with an initial term of 12 months, extendable for additional 12-month periods. MobiFon extended its agreement with MobilRom for an additional 12 months to May 2003. This interconnection agreement, like the one entered into with RomTelecom, provides for the interconnection of MobiFon’s network with that of MobilRom and the sharing of revenues from calls routed on the two networks. MobiFon and MobilRom signed two addenda to the interconnection agreement, one on May 28, 1999, and another on October 9, 2000, providing procedures for settlement and monthly traffic information exchanges and also providing the availability of the short messaging system service between the two networks.

     In March 2003, MobilRom (Orange) was also designated as a significant market power with respect to call termination in its own network. The same obligations as those imposed on MobiFon were imposed on MobilRom as a result of the decision.

     Due to changes in the regulatory environment resulting from the obligations imposed by NRAC on both operators in February 2003, MobilRom and MobiFon have entered into negotiations for a new interconnection agreement.

     MobiFon also entered into an interconnection agreement with Cosmorom on March 20, 2000, for an initial term of 24 months, now extended for an additional 24-month period. This interconnection agreement, like the ones previously signed with other parties, provides for the interconnection of MobiFon’s network with that of Cosmorom and the sharing of revenues from calls routed on the two networks. On April 12, 2001 MobiFon entered into an addendum to the interconnection agreement providing the availability of the short messaging system service between the two networks. MobiFon concluded the latest interconnection agreement with Telemobil S.A., the nordic mobile telephone protocol operator, on March 20, 2001, with an initial term of 24 months, extendable for additional 24-month periods. In 2001, Telemobil re-branded its service to the brand “Zapp” and obtained a licence for operating CDMA technology. On 9 August 2002 MobiFon and Telemobil (Zapp) entered into an addendum to the interconnection agreement providing the availability of the short message system service between the two networks.

     Due to the Romanian telecommunications market liberalisation in 2003, which ended RomTelecom’s monopoly for international traffic to and from Romania, MobiFon entered into bilateral international interconnection agreement to secure international traffic with certain international carriers including carriers in Germany, Italy and Austria

     Czech Republic. Ceský Mobil is a full member of the GSM Association (formerly known as the group of signatories of the GSM Memorandum of Understanding). As of March 31, 2003 Ceský Mobil had launched commercial roaming service with 137 operators in 71 countries including all of the operators in its neighboring countries.

     Ceský Mobil is directly or indirectly interconnected with all major players in the Czech telecommunications market. This list of directly interconnected parties includes: Ceský Telecom, Aliatel, GTS, Contactel, Pragonet, who each provide fixed line services in the Czech market and Eurotel and T-Mobile, who are the other two mobile operators in the market. Due to the current regulatory requirements, Ceský Mobil will have to interconnect directly with others licensed alternative operators that request change from indirect to direct interconnection.

     Over the past years, Ceský Mobil had been actively lobbying with the CTU to bring traditionally high interconnection rates closer to the true costs of providing mobile call termination services. On November 27, 2001, the CTU issued a price decision establishing a fully allocated cost-based methodology for setting interconnection rates for calls terminating in mobile networks, as well as a establishing a maximum rate of 3.66 Korunas per minute. This represented a 43% decrease compared to the previously valid rate. As the traffic exchanged between Ceský Mobil and its two competitors (Eurotel and T-Mobile) has not been balanced and works to Ceský Mobil’s disadvantage, such rate reduction has a significant positive impact on Ceský Mobil’s net position on interconnection payments to other mobile networks. Both Eurotel and T-Mobile have challenged this price decision and are requesting rates that are, on average, approximately 1 Koruna higher than the maximum established.

     On September 3, 2002, the CTU issued a new price decision setting the interconnection rates for calls terminating into fixed networks based on a version of the long-run incremental cost model. This resulted in a 22% decrease of the rates compared to the previous blended termination rate. Although this new methodology has not been implemented as of yet in mobile networks, it is expected that the CTU will adopt a similar costing method in the near future which may lead to additional decreases in the level of mobile interconnection rates, and thus further improve our net position on interconnection payments. Ceský Mobil is advocating for the regulator to mandate the use of a similar methodology to established interconnection rates for calls terminating in mobile networks as soon as practicable.

Procurement and Financing

     Romania. MobiFon met its cash requirements as of December 31, 2002, by aggregate capital contributions of $270.6 million, of which approximately $25 million has been returned, as at December 31, 2002, to shareholders through a share repurchase, and borrowings under its new bank facilities of $255 million.

     In August 2002, MobiFon replaced its long term credit facility with a new senior secured corporate loan facilities for an aggregate $300 million. MobiFon used those amounts primarily to repay the remaining debt totalling $231 million (including principal, interest and cancellation fees) under its previous facility and to pay for continued network deployment and equipment costs. MobiFon also has a total of $20 million of working capital facilities with ABN AMRO Bank Romania and Citibank SA.

     MobiFon’s future capital requirements will include network expansion, debt repayment, new license and dividends. We expect cash flows from MobiFon’s operations to be sufficient to cover all requirements.

     Czech Republic. Ceský Mobil has met its cash requirements through December 31, 2002, primarily from shareholder contributions of $350.0 million and from $443.1 million of borrowings under its senior secured syndicated credit facility entered into on July 19, 2000.

     Ceský Mobil’s senior secured syndicated credit facility consists of approximately €295.7 million and Koruna 5.5 billion, totalling approximately $492 million, carrying interest for Euro drawings at a rate of EURIBOR plus 1.75%, (2.25% in the case of the non-revolving tranche representing approximately 10% of the entire Euro drawings) and for Koruna drawings at a rate of PRIBOR plus 1.75% (2.25% in the case of the non-revolving tranche representing approximately 34% of the entire Koruna drawings) reimbursable through instalments between June 2004 to December 2009. As at December 31, 2002, Ceský Mobil had drawn approximately $443.1 million under this facility. Ceský Mobil has and will continue to use the funds to finance the construction, operation, working capital, debt service and related requirements of its GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

     Ceský Mobil’s capital requirements will include expanding its cellular network and financing its working capital requirements. Ceský Mobil expects that these requirements will be financed by drawings under its senior secured syndicated credit facility, by way of shareholders# funding commitments, and from operating cash flow. In conjunction with our partners, we have provided $350.0 million in funding to Ceský Mobil as at December 31, 2002.

Environmental

     We are subject to certain local, regional, national and foreign laws and regulations governing environmental protection. Such laws and regulations impose strict requirements for the use, management and disposal of hazardous substances. We believe that we are in substantial compliance with existing environmental laws and regulations and do not expect the costs of complying with environmental laws to have a material impact on our capital expenditures, earnings or competitive position in the foreseeable future. As requirements in the countries in which we operate become more stringent, however, we may become subject to increasingly rigorous requirements governing fuel storage for our towers, investigation and cleanup of contaminated properties on which our towers are located, and emissions of, and human exposure to, radio frequency emissions.

Employees.

     Romania. As of December 31, 2002, MobiFon had a total of approximately 1,700 employees.

     Czech Republic. As of December 31, 2002, Ceský Mobil had a total of 1,350 employees.

HEXACOM: INDIA CELLULAR

     We hold a 30% equity interest in TIW Asia N.V., a holding company which holds, directly and indirectly, a 42.2% equity interest in Hexacom India Limited (“Hexacom”), an Indian company formed to provide GSM-based cellular services in India. Hexacom obtained a cellular license for the State of Rajasthan in 1995. Rajasthan is located approximately 150 miles southwest of India’s capital, New Delhi, and has a population of approximately 56.5 million. Hexacom launched its commercial operations in Jaipur, the capital of Rajasthan, in June 1997 and had 112,393 subscribers as at December 31, 2002.

Regulatory Environment

     In 1997, the Indian government established the Telecom Regulatory Authority of India (“TRAI”) as an autonomous body with the mandate to regulate the telecommunications industry. TRAI has the authority to ensure compliance with telecommunications regulation, protect the interests of consumers and promote competition between service providers. However, the granting and the renewal of licenses remain under the authority of the Department of Telecommunications (“DoT”), Government of India. Foreign direct equity investments in companies holding licenses from the DoT to operate cellular, basic and other value-added telecommunications services in India cannot exceed 49%.

Co-Investors

     TIW Asia’s two partners in Hexacom are Telecommunications Consultants India Ltd. (“TCIL”) and Shyam Telecom Ltd. (“STL”). TCIL is a wholly-owned subsidiary of the DoT and deals primarily with turnkey international projects in the telecommunications industry. It has activities in more than 50 countries and participates in several joint ventures with international manufacturers to operate manufacturing plants in India. STL is a public company listed on Indian stock exchanges, including those in Mumbai and New Delhi, and manufactures radio-based telecommunications equipment for rural telephony, private automatic branch exchanges, satellite receivers, multiplexers and fiber-optic terminal equipment. TCIL and STL hold 30.0% and 25.3% equity interests, respectively, in Hexacom. The remaining 2.5% equity interest in Hexacom is held by other minority investors.

Networks and Operations

     In September 1996, Hexacom was awarded a 10-year license to provide GSM-based cellular services for the State of Rajasthan, extendable by five years. The term of the license was extended to 20 years pursuant to the National Telecommunication Policy 1999 (“NTP-99”). Hexacom launched commercial operations in Jaipur, the capital of Rajasthan, in June 1997 and has subsequently extended its network coverage to 38 other cities across the state. Hexacom currently has overall network capacity to service approximately 180,000 subscribers.

     A uniform interconnection agreement exists between each of the regional cellular operators in India and the two incumbent Public Switched Telephone Network (Bharat Sanchar Nigam Limited and Mahanagar Telecom Nigam Limited).

Marketing and Distribution

     Hexacom markets its cellular services as a necessity, rather than a luxury item, and as an alternative to landline services. Hexacom markets its services under the trade name OASIS Cellular, which has created brand name recognition and product awareness.

Competition

     Including Hexacom, there are presently five wireless operators in the State of Rajasthan. The other four are: (1) Aircell Digilink India Limited, which holds the second GSM license granted; (2) Bharat Sanchar Nigam Limited, the erstwhile Department of Telecommunications Services, which as the basic incumbent was granted the third GSM license; (3) Shyam Telelink Limited, which provides CDMA-based limited mobility services via its basic license; and (4) Reliance Infocomm, which also provides CDMA-based limited mobility services via its basic license. As at December 31, 2002, we estimate that Hexacom had a market share of 60%.

Employees

     As at December 31, 2002, Hexacom had a total of 201 employees.

BRAZILIAN DISCONTINUED OPERATIONS

     As at December 31, 2002, we also held, through a wholly subsidiary, TIW do Brazil Ltda., an interest in cellular operations in Brazil in the State of Minas Gerais and in the Amazon region. TIW do Brasil Ltda., now called TPSA do Brasil Ltda., holds a 48.9% interest in a consortium, Telpart Participaçoes S.A., which holds 19.9% of the equity and 52.1% of the voting shares of Telemig Celular Participaçoes S.A., a holding company that owns an equity interest of 82.9% in Telemig Celular S.A. Telpart also holds 19.3% of the equity and 51.9% of the voting shares of Tele Norte Celular Participaçoes S.A. Tele Norte in turn owns a 74.95% equity interest in Amazonia Celular S.A. As at December 31, 2002, Telemig Celular S.A. and Amazonia Celular S.A. had a total of 2,863,814 subscribers and licenses covering 32.1 million persons. On March 26, 2003, we disposed of TIW do Brazil for total consideration of US$70 million.

COMPETITION

     The international wireless telecommunications industry has been characterized by rapid growth, the emergence of new technologies and a progressive deregulation of telecommunications services in a significant number of countries in order to favor the introduction of new services and competition among service providers. Although these industry conditions have created many business opportunities, they have also intensified competition between service providers in all of our business segments.

     The success of our operations and development projects will depend on their ability to compete, particularly with respect to pricing, services, network quality and coverage, reliability and availability of features.

     We are facing competition from telecommunications service providers using similar wireless technologies and by other wireless telecommunications technologies that now exist. In some instances, our competitors have been operating for a number of years, are currently serving a substantial subscriber base, have greater name recognition and have significantly greater financial, technical, marketing, sales and distribution resources than those available to us.

     In the future, as we construct our GSM networks and offer enhanced services, we will face competition from other wireless communication technologies, such as specialized mobile radio systems, enhanced specialized mobile radio systems, data-only, packet-switched networks and satellite-based voice and data transmissions technologies, as well as other technologies that have not yet been developed. We may also compete directly with additional conventional fixed line telecommunications service providers and with cable operators who expand into offering two-way communications services over their networks. The introduction of two-way messaging services may allow the paging industry to compete with us for some of the enhanced services we intend to introduce. Several entities are currently operating or developing global satellite networks to provide domestic and international cellular communications services from geostationary and low earth orbit satellites. We do not expect them to compete with land-based wireless communication services on price. However, they may eventually augment or replace communications that have segments of land-based wireless systems. At the very least, we may also be challenged by existing wireless systems that have been upgraded from analog to digital, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences.

     Finally, governments of developed and developing countries are increasingly requiring bidding for licenses, which increases competition for additional licenses and increases competition within markets to the extent licenses are obtained by others. Our competitors in these auctions may have substantially greater financial and other resources than we do.

PROPERTY, PLANTS AND EQUIPMENT

     We lease approximately 7,000 square feet of office space in Montreal from the SITQ, the real estate arm of the Caisse de dépôt et placement du Québec, for our corporate headquarters. The lease provides for average monthly rent of approximately Cdn$30,000 including expenses. The lease terminates on May 31, 2003. As of June 1, 2003, our offices will be relocated to 1250 René-Lévesque West, 38th floor in Montreal where we will occupy the premises pursuant to a use of premises and service agreement entered into with Telesystem Ltd. This sublease provides for approximately 8,700 square feet of office space for an annual rent of approximately Cdn$385,000 including furniture.

     In addition, our subsidiaries and operating companies have leases for office space, switching facilities and transmission sites in each of the countries where we operate the most material of which include the leases of MobiFon and Ceský Mobil described below.

     Romania. MobiFon leases approximately 9,500 square meters of office space for its head office in Bucharest for approximately $3 million annually including operating expenses. MobiFon also leases:

(1)	12,700 square meters for its call center, 3 MSC’s & IT operations at its AVRIG facility in Bucharest for approximately $4.5 million annually including operating expenses;

(2)	9,200 square meters for its MSC’s, engineering offices and warehouse at our DBC facility in Bucharest for approximately $2.6 million annually including operating expenses;

(3)	2,500 square meters for our network spares warehouse in Bucharest for approximately $225,000 annually including operating expenses;

(4)	1,400 square meters for our call center in Brasov for approximately $300,000 annually including operating expenses;

(5)	an aggregate of 3,100 square meters throughout Romania for its remaining MSC’s for an aggregate of approximately $580,000 annually including operating expenses;

(6)	an aggregate of 2,000 square meters throughout Romania for its corporate stores for an aggregate of approximately $680,000 annually including operational expenses;

(7)	an aggregate of 3,400 square meters for its 6 regional sales offices and for its regional engineering offices for a total of approximately $500,000 annually including operational expenses;

(8)	various locations for the operation of cell sites for an aggregate of approximately $12.2 million annually including operating expenses.

     In addition, cleaning and security costs for all MobiFon facilities are $1.3 million annually. Also, all MobiFon expenses noted above exclude value added tax of 19%.

     Czech Republic. Ceský Mobil leases approximately 12,394 square meters of office space for its head office in Prague for approximately $2.6 million including operating expenses, cleaning and security. Ceský Mobil also leases:

(1)	2,785 square meters for its call center in Chrudim for approximately $332,000 annually including operating expenses, cleaning and security;

(2)	an aggregate of 2,350 square meters throughout the Czech Republic for its regional stores, retail stores and mobile stores for a total of approximately $1.24 million annually including operating expenses but excluding security and cleaning;

(3)	an aggregate of 522 square meters for its 3 regional sales offices and for its regional operating center for a total of approximately $68,000 annually including operating expenses, cleaning and security;

(4)	an aggregate of 4,500sqm square meters for its 3 Mobile Switch Centers (MSC) for a total of approximately $883,000 annually including operating expenses, cleaning and security;

(5)	an aggregate of 785 square meters for its 6 Regional Operation Centers (ROC) for a total of approximately $88,000 annually including operating expenses, cleaning and security;

(6)	lines that connect cell sites to switching centers for an aggregate annual amount of approximately

$6.3 million; and

(7)	various properties for the operation of cell sites for an aggregate of approximately $19 million annually including operating expenses and maintenance costs.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Our Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Inc. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

OVERVIEW

     We develop, acquire and operate wireless telecommunications networks. As at December 31, 2002, our continuing operations had 3,927,000 subscribers, which, based on our percentage ownership in our operations, represent 1,655,100 equity subscribers. Our continuing operations consist of cellular operations in Romania, the Czech Republic and India.

     Our operations’ licenses entitle us to serve geographical areas that include approximately 89.2 million persons which, based on our percentage equity ownership in our operations, represent approximately 21.2 million persons as at December 31, 2002. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe where we are already present, and at any time may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures in these markets.

     On June 22, 2001, our shareholders adopted a special resolution approving a consolidation of our Subordinate Voting and Multiple Voting Shares on the basis of one post-consolidated share for five pre-consolidated shares. On February 5, 2002, all of the Multiple Voting Shares were converted 1:1 into Subordinate Voting Shares. On May 17, 2002, our Articles of Incorporation were amended to re-designate the Subordinate Voting Shares as Common Shares and to eliminate the Multiple Voting Shares from our authorized share capital. All of our share data included in the consolidated financial statements and in this operating and financial review and prospects document have also been adjusted to reflect the consolidation and re-designation of Subordinate Voting Shares as Common Shares as if they had always existed.

     On July 27, 2001, we discontinued our specialized mobile radio and enhanced specialized mobile radio operations in Western Europe which were operated through Dolphin and its subsidiaries. Dolphin and certain of its subsidiaries took legal steps to reach a compromise with their creditors. On March 31, 2001, we disposed of our interest in Americel and Telet, two of our Brazilian cellular operations and on March 5, 2002, we adopted a formal plan to dispose of our remaining Brazilian cellular operations by way of sale of our equity interest in Telpart within the next twelve months. However, in light of the deterioration of the market conditions that existed at the date of the adoption of the formal plan to dispose, the horizon for disposal has been extended by an additional twelve months. The proceeds from the sale will mainly be used to reimburse corporate debt. The financial position and results of operations of Dolphin and of the Brazilian cellular operations have been reported in our consolidated financial statements as discontinued operations. The results of discontinued operations and the impact of the discontinuation on our consolidated financial statements are described in the period over period discussion of this operating and financial review and prospects.

OPERATIONS

     Our cellular operations in Romania and the Czech Republic are held through ClearWave, which was a wholly-owned subsidiary until February 14, 2001. At such date, we issued 43.8 million Units each comprised of a ClearWave share and an option to exchange five Units for one of our shares for no additional consideration, by tendering five Units back to us at any time on or prior to June 30, 2002. We refer to this option as the exchange option. Subsequent to such transaction, we issued an additional 2.1 million Units. As a result of these transactions, our equity interest and voting rights in ClearWave then decreased to 45.5% and 80.7%, respectively. In February 2002, we purchased back 33.7 million Units outstanding pursuant to an exchange offer. As a result, our equity interest and voting rights in ClearWave are now 85.6% and 94.9%, respectively. (See “Sources of financing”).

Romania — Cellular

     Cellular services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. ClearWave’s equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease ClearWave’s equity interest in MobiFon from 63.5% to 62.4% and to decrease our ultimate equity interest in MobiFon from 54.4% to 53.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon. Accordingly, our ultimate ownership of MobiFon may vary between 53.4% and 54.4%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

     On December 18, 2002 we reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. As a result of the above transactions, our ultimate ownership in MobiFon may be reduced from the pre share repurchase level of 54.4% down to between 48.4% and 49.4% depending on the outcome of the share repurchase.

Czech Republic — Cellular

     Ceský Mobil holds a license to provide GSM-based cellular services in the Czech Republic and launched commercial services in March 2000. ClearWave’ indirect ownership in Ceský Mobil increased from 22.3% to 23.3% following the January 20, 2003 negotiation of capital contributions in 2001 and 2002.

     ClearWave’ equity interest in Ceský Mobil is held through TIW Czech, in which ClearWave owns 50.8% voting rights and a 24.2% equity interest.

     As part of the creation of Ceský Mobil, a minority shareholder was given a put option and, as a result, TIW Czech may be required to purchase the Ceský Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Ceský Mobil. ClearWave’s share of this commitment, if exercised, is $4.6 million as at December 31, 2002 and would result in ClearWave’s ultimate ownership of Ceský Mobil increasing from 23.3% to 24.2%.

Corporate and Other

     We have a 30% equity interest in TIW Asia, which has a 42.2% indirect interest in Hexacom. Hexacom holds a license to provide GSM-based cellular services in the state of Rajasthan, India.

     On December 24, 2001, we disposed of our 49% interest in Enlaces, a paging operation in Mexico and relinquished our joint control of the investment. On September 27, 2001, we disposed of our interest in W-Aura, a wireless internet operation based in Brazil.

     In June 2000, following our successful bid for a third-generation mobile services license in the U.K., TIW UMTS, the bidding entity, was sold for a nominal amount. Concurrently with this transaction, we were granted an option to maintain a right of ownership of up to 9.9%. In July 2000, we waived 3.5% of our right for net proceeds of $75.4 million. On November 8, 2000 we took the decision not to exercise the remaining option.

     In April 2000, Hunan Huajia, our 14.7% indirectly owned Chinese investee sold all of its assets to China Unicom and Hunan Huajia was liquidated. We also sold our 100% interest in CallMax, which held a national paging license in the Netherlands.

ACCOUNTING TREATMENT AND SIGNIFICANT ACCOUNTING POLICIES

     Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 17 to our consolidated financial statements.

Investments

     In accordance with Canadian GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Ceský Mobil. Investments, which are jointly controlled, are reported using the proportionate consolidation method. Under this method, our proportionate share of the assets, liabilities, income and expenses of the joint ventures are consolidated in our financial statements. In this regard, we proportionately consolidate the results of TIW Asia. Americel and Telet were proportionately consolidated up to March 30, 2001, the date of their sale and Enlaces up to December 24, 2001, the date we relinquished joint control. Investments over which the Company has significant influence are accounted for using the equity method. In July 2000, other partners and ourselves initiated common legal proceedings in order to invalidate certain changes to the ownership structure of Telpart, the consortium which holds our A-Band operations, effected by one of the partners which, we believe, contravened the general telecommunications law and breached certain agreements. Although we occupy one of three seats on Telpart’s Board of Directors, we ceased in July 2002 to have board representation at Telpart’s subsidiaries as a result of legal proceedings which we are vigorously contesting. We maintain that we have the legal right to joint control over these investments and are still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, we have ceased to proportionately account for these discontinued operations and account for our 48.9% investment in Telpart using the equity method. Telpart fully consolidates the results of Telemig Celular Participaçoes S.A., and Tele Norte Celular Participaçoes S.A., in each of which it has voting rights of 52.1% and 51.9%, respectively and equity interests of 19.9% and 19.3%, respectively.

Revenue Recognition

     Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Use of Estimates

     The preparation of our consolidated financial statements in accordance with generally accepted accounting principles in Canada requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Such estimate includes our assessment of the net realizable value of our investment held for sale. Actual results could differ from these estimates.

     Our business is capital intensive and property plant and equipment and licenses had a carrying value as at December 31, 2002 of $1.1 billion. These long-lived assets are assessed for recoverability based on our business plans which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, competition, foreign currency and cellular penetration rates. Changes in these key assumptions could have significant implications on our business plans.

Discontinued Operations

     The results of our enhanced specialized mobile radio and specialized mobile radio operations which we refer to as ESMR/SMR and the results of our Brazilian operations have been reported as discontinued operations and are included in net loss but reported separately for current and prior periods. The consolidated balance sheet separately presents the current and long-term assets and liabilities related to the discontinued operations for prior periods. For 2002, discontinued operations consist solely of our equity accounted for investment in Telpart which is reported at the lower of its carrying value and net realizable value as an investment held for sale. The value of our discontinued Brazilian assets presented as investment held for sale remains subject to periodic reassessment to the date of disposal. For the year ended December 31, 2002, the loss from discontinued operations consists of the realization of foreign exchange translation losses related to Telpart’s operations and additional provisions for exist costs and impairments in value. For the year ended December 31, 2001 these results include both Americel’s and Telet’s loss from operations to March 31, 2001 and the realized gain on their disposal as well as the loss from operations of our A-Band operations which included accrued estimated losses to the disposal date and partial realization of the cumulative translation adjustment account which we estimated would not be recovered from the sale. Also included in 2001 is the loss from ESMR/SMR operations to July 27, 2001, the date Dolphin voluntarily petitioned for administration, and a loss we realized as a result of the deconsolidation of Dolphin due to the loss of control to the court appointed administrators.

U.S. GAAP Accounting Treatment

     U.S. GAAP requires consolidation of subsidiaries controlled by us and the equity method of accounting for joint ventures and investees in which we have significant influence but not a controlling interest. Net loss and shareholders’ equity under the above presentations are the same.

     In accordance with U.S. GAAP, the Brazil discontinued operations continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian cellular operations occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in the current period under U.S. GAAP.

     In February 2001, as mentioned previously, we issued 43.8 million Units pursuant to an offer for sale under a rights issue to holders of our Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon’s shares held by a non-controlling interest. On February 4, 2002, pursuant to a court order, a provision of the Units indenture which provided that holders of the Units would have been deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, were not exercised at June 30, 2002 was removed from the indenture. Until February 4, 2002, the Units were accounted for as equity under Canadian GAAP and we consolidated 100% of ClearWave as there was uncertainty at the date of issuance as to whether the holders would elect the exchange option or be deemed to elect the exchange option. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as liabilities under U.S. GAAP. Subsequent to February 4, 2002 and until their expiry on June 30, 2002 as a result of the deletion of the above-described deemed exercise provision, the Units were treated as a compound instrument under Canadian GAAP which resulted in a treatment similar to U.S. GAAP. Consequently, the remaining Units were presented within current liabilities for accounting purposes from February 4, 2002 until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized, being the difference between the carrying value of the Units and the related ClearWave shares.

     Between January 1, 2002 and March 13, 2002, we completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures (“ESD”) and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered substantially as equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring for U.S. GAAP purposes whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes. [See “Sources of Financing”].

     On September 19, 2001, we completed an exchange of $379.5 million principal amount at maturity of our 13 1/4% Senior Discount Notes due 2007 and $167.0 million principal amount at maturity of our 10 1/2% Senior Discount Notes due 2007 for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes due December 30, 2003 which we refer to as 14% Notes and which resulted in the realization of a gain on forgiveness of debt of $238.9 million. Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred issuance costs less the face value of the 14% Notes and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes, as specified by their terms, are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and maturity of the 14% Notes.

Change in Accounting Policies

     Effective January 1, 2002, we adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

     The following table reconciles the reported net loss and adjusted net loss excluding amortization of goodwill:

For the years ended December 31,	2002	2001	2000
[in thousands of dollars]	$	$	$

Reported net loss	(127,174)	(253,714)	(355,356)
Amortization of goodwill from continuing operations	—	2,607	811
Amortization of goodwill from discontinued operations	—	7,969	9,900

Adjusted net loss	(127,174)	(243,138)	(344,645)

Adjusted loss per share
Basic	(0.29)	(15.61)	(23.72)
Diluted	(0.29)	(6.02)	(23.72)

     Effective January 1, 2002, we adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments. As permitted by CICA 3870 we have applied this change prospectively for new awards granted on or after January 1, 2002. We have chosen to recognize no compensation when stock options are granted to employees and directors under stock options with no cash settlement features. The fair value of stock options is determined using the Black Scholes Option Pricing Model. In periods prior to January 1, 2002, we recognized no compensation when stock or stock options were issued to employees. Pro-forma information regarding net income is required and has been determined as if we had accounted for the employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Black Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 5.0%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company’s Common shares of 40.0%; and a weighted-average expected life of the options of 5 years. For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting periods. Our pro-forma net loss under Canadian GAAP would be increased by $4.3 million for the year ended December 31, 2002 considering all options issued since the beginning of the plans and would have increased basic and diluted loss per share by $0.01.

     In 2001, we retroactively adopted the new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. As is required under U.S. GAAP, the new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: for 2001, total assets decreased by $17.9 million, non-current liabilities related to discontinued operations decreased by $8.4 million and deficit increased by $9.5 million, loss from discontinued operations increased by $4.6 million, and net loss per share increased by $0.26. For 2000, total assets decreased by $9.0 million, non-current liabilities related to discontinued operations decreased by $23.9 million and deficit decreased by $14.9 million, loss from discontinued operations decreased by $2.9 million, and net loss per share decreased by$0.19.

Basis of Presentation

     The consolidated financial statements have been prepared on a going concern basis, which assumes we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we not be successful in our efforts to refinance debt, raise new financing and sell assets. (See “Liquidity and Capital Resources”.)

RECENT ACCOUNTING DEVELOPMENTS

     The Canadian Institute of Chartered Accountants recently issued Section 3063, Impairment of long-lived Assets. This Section established standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. We are currently assessing the new requirements and the impact that adoption will have on our consolidated financial statements.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

     Cellular operations are the primary source of our revenues. Operating revenues include service revenues, as well as equipment revenues. Cellular service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Equipment revenues consist of revenues from the sale of handsets. Equipment sales are not fundamental to our business. In fact, we generally offer handsets below cost, as an incentive for our customers to subscribe to our services, and these subsidies are accounted for as cost of revenues at the time of sale.

     Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of operating margins and results of operations.

     Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, distribution costs, bad debt, corporate business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our wireless telecommunication networks, as well as amortization of definite life intangibles such as wireless telecommunication license costs.

RESULTS OF OPERATIONS

     The following discussions compare the results of operations for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Results of Operations

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Operating revenues	694,454	526,225	354,052
Total operating expenses	606,868	526,666	439,074

Operating income (loss)	87,586	(441)	(85,022)
Interest expense	(106,202)	(121,257)	(95,689)
Interest income	2,228	6,417	16,894
Foreign exchange gain (loss)	2,635	3,577	(5,043)
Gain (loss) on investments	(528)	(10,741)	85,669
Gain (loss) on forgiveness (extinguishment) of debt	(10,100)	238,940	—
Gain on Recapitalization, Units exchange and expiry	91,655	—	—
Income taxes	32,502	—	—
Non-controlling interest	27,187	45,894	63,519

Income (loss) from continuing operations	61,959	162,389	(19,672)
Loss from discontinued operations	(189,133)	(416,103)	(335,684)

Net loss	(127,174)	(253,714)	(355,356)

     All subscriber numbers in the operating and financial review have been adjusted to reflect the discontinuation of Dolphin on July 27, 2001 and our Brazilian joint venture operations on March 5, 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Revenues increased to $694.5 million in 2002 from $526.2 million in 2001. MobiFon’s continued growth contributed $74.4 million and Ceský Mobil, which was launched in early 2000, contributed $103.7 million of the increase. During 2001, Enlaces contributed $9.9 million in revenues.

     Total operating expenses increased to $606.9 million in 2002 from $526.7 million in 2001. Included in total operating expenses are cost of revenues, which increased to $269.0 million from $221.5 million due to the $25.5 million and $11.6 million increase in cost of services in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses remained stable at $183.4 million in 2002 compared to $183.1 million as a result of cost control initiatives at both corporate and the operating subsidiaries.

     Depreciation and amortization increased to $154.4 million in 2002 from $122.0 million in 2001, an increase of $32.4 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

     Interest expense decreased by $15.1 million to $106.2 million in 2002 mainly reflecting the decrease in interest costs at the corporate level due to debt reduction partially offset by increased costs at Ceský Mobil as a result of their drawings on their syndicated credit facility. The foreign exchange gain was $2.6 million in 2002, compared to $3.6 million in 2001. The 2002 gain is represented by gains in Ceský Mobil of $4.0 million which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

     The 2002 results include a loss on investment of $0.5 million whereas the 2001 results include a loss of $9.3 million from the sale of W-Aura, a $5.9 million loss on our investment in Mexico, partly offset by a $4.4 million gain realized from the sale of our assets in China.

     The loss on debt extinguishment relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million. The 2001 gain on debt forgiveness of $238.9 million relates to the exchange of our Senior Discount Notes for cash and 14% Notes mentioned previously.

     The gain on recapitalization, Units exchange and expiry consists of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave’s shares contained in the Units which expired on June 30, 2002. (See “Sources of Financing”).

     The income tax expense of $32.5 million relates to MobiFon which has generated net income and has utilized all its net operating loss carryforwards. We had available, as at December 31, 2002, net operating loss carry forwards in the amount of $233.4 million of which $61.0 million was from corporate which expire in 2009 and $172.4 million from Ceský Mobil which consists of $6.4 million, $90.7 million, $65.2 million and $10.1 million expiring in 2006, 2007, 2008 and 2009, respectively. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

     Our share of losses allocated to non-controlling interest amounted to $27.2 million in 2002, compared to $45.9 million in 2001. The 2002 non-controlling interest is composed of our share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by our share of earnings attributed to non controlling interest in MobiFon and ClearWave.

     As a result of the foregoing, income from continuing operations for the year ended December 31, 2002 was $62.0 million compared to $162.4 million in 2001, and the corresponding basic and diluted earnings per share from continuing operations was $0.13, compared to basic earnings per share of $7.71 and diluted earnings per share of $4.05 for 2001.

     Our loss from discontinued operations is presented net of income tax expenses of $0.1 million in 2002 and a recovery of $30.7 million and $13.0 million in 2001 and 2000, respectively. Subsequent to March 5, 2002, the date we adopted our formal plan of disposal, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of our Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these declines, we recorded a loss from discontinued operations of $189.1 million in 2002. Of this amount, $155.3 million consist of foreign exchange translation losses related to these investments, of which $85.2 million were already recorded as a reduction of shareholders’ equity as of December 31, 2001, and $33.8 million consist of additional provisions for exit costs and impairment in value.

     For the year ended December 31, 2001, the loss from discontinued operations amounts to $416.1 million consisting of a loss of $446.8 million and an income of $30.7 million related to ESMR/SMR operations and Brazilian cellular operations, respectively. The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular operations include a net gain of $95.4 million from the sale on March 31, 2001 of our 16.3% equity interest in our two Brazilian entities, Americel and Telet, for cash proceeds of $153.3 million, which reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation adjustment account as we estimate that such amount will not be recovered from the sale of our investment in Telpart.

     Net loss for the year ended December 31, 2002 was $127.2 million compared to $253.7 million in 2001. Basic net loss per share was $0.29 compared to $16.29 in 2001 based on average shares outstanding of 455.0 million and 17.3 million, respectively.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

     Revenues increased to $526.2 million in 2001 from $354.1 million in 2000. MobiFon’s continued growth contributed $64.7 million and Ceský Mobil, which had its first full year of operations in 2001, contributed $109.9 million of the increase.

     Total operating expenses increased to $526.7 million in 2001 from $439.1 million in 2000. Included in total operating expenses are cost of revenues, which increased to $221.5 million from $146.7 million due largely to the $60.6 million increase in cost of service in the Czech Republic incurred in support of its revenue increase. Selling, general and administrative expenses decreased by $18.9 million to $183.1 million from $202.0 million in 2000. Corporate and MobiFon contributed $13.5 million and $7.9 million to such decrease, respectively.

     Depreciation and amortization increased to $122.0 million in 2001 from $90.4 million in 2000, an increase of $31.6 million. A higher tangible asset base in Romania and in the Czech Republic contributed $11.8 million and $20.5 million to such increase, respectively.

     Interest expense increased by $25.5 million to $121.2 million in 2001. Ceský Mobil accounted for almost all of the increase due to increased borrowings under its syndicated senior credit facility. Interest income decreased to $6.4 million in 2001 from $16.9 million in 2000, primarily due to the reduction in the amount of cash and equivalents held during the year at the corporate level. The foreign exchange gain was $3.6 million in 2001, compared to a loss of $5.1 million in 2000. The 2001 gain is a result of the appreciation of the Czech Koruna over the Euro, which accounted for $6.8 million, partially offset by a $3.8 million loss realized by MobiFon.

     Included in the loss on investments is a loss of $9.3 million from the sale of W-Aura, a $5.9 million loss on our investment in Mexico, partly offset by a $4.4 million gain realized from the sale of our assets in China. The 2000 results included gains on investments of $85.7 million, which included a $75.4 million gain realized for having waived our right to acquire 3.5% of the outstanding shares of 3G UK Holdings for equivalent proceeds.

     The gain on debt forgiveness of $238.9 million relates to the exchange of our Senior Discount Notes for cash and 14% Notes mentioned previously.

     We had available, as at December 31, 2001, net operating loss carry forwards in the amount of $251.8 million of which $96.2 million was from corporate and $155.6 million from the operating subsidiaries. The related future tax asset has been fully provided for by the valuation allowance.

     Our share of losses allocated to non-controlling interest amounted to $45.9 million in 2001, compared to $63.5 million in 2000. The 2001 non-controlling interest is composed of our share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by our share of earnings attributed to non-controlling interest in MobiFon.

     As a result of the foregoing, income from continuing operations for the year ended December 31, 2001 was $162.4 million compared to a loss of $19.7 million in 2000, and the corresponding basic earnings per share from continuing operations was $7.71, diluted earnings per share was $4.05 compared to basic diluted loss per share of $2.83 million for 2000.

     Our loss from discontinued operations is presented net of income tax recoveries of $30.7 million and $13.0 million in 2001 and 2000, respectively. For the year ended December 31, 2001, the loss from discontinued operations amounts to $416.1 million consisting of a loss of $446.8 million and an income of $30.7 million related to SMR/ESMR operations and Brazilian cellular joint ventures operations, respectively.

     The SMR/ESMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular operations include a net gain of $95.4 million from the sale on March 31, 2001 of our 16.3% equity interest in our two Brazilian entities, Americel, and Telet, for cash proceeds of $153.3 million, which reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation adjustment account as we estimate that such amount will not be recovered from the sale of the Company’s A-Band operations in Brazil.

     Net loss for the year ended December 31, 2001 was $253.7 million compared to $355.4 million in 2000. Basic net loss per share was $16.29 compared to $24.41 in 2000 based on average shares outstanding of 17.3 million and 15.6 million, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Revenues increased to $354.1 million in 2000 from $251.8 million in 1999. MobiFon’s continued growth contributed $73.6 million and Ceský Mobil, which was launched in early 2000, contributed $34.0 million of the increase.

     Total operating expenses increased to $439.1 million in 2000 from $290.3 million in 1999. Included in total operating expenses are cost of revenues, which increased to $146.7 million from $95.3 million due in part to the commercial launch of Ceský Mobil in March 2000. Selling, general and administrative expenses increased by $69.1 million to $202.0 million in 2000. Ceský Mobil’s launch in early 2000 accounted for $58.7 million of the increase.

     Depreciation and amortization increased to $90.4 million in 2000 from $62.2 million in 1999, an increase of $28.2 million. A higher tangible asset base in Romania accounted for $13.7 million of the increase. The depreciation of the Czech Republic network assets commenced in 2000 and accounted for $22.0 million.

     Interest expense increased by $21.8 million to $95.7 million in 2000. MobiFon’s and our higher level of borrowings under our credit facilities accounted for this increase. Interest income increased to $16.9 million in 2000 from $1.8 million in 1999, primarily due to the temporary cash surplus during the year at the corporate level, resulting from the issuance of shares and convertible debentures, as well as the proceeds from the waiver of our rights in the U.K. UMTS operations. The foreign exchange loss was $5.1 million in 2000, compared to $17.7 million in 1999. The 2000 loss is a result of the devaluation of the Lei in Romania, which accounted for $6.5 million.

     In connection with the entry of new shareholders in 3G UK Holdings, in July 2000, we received $75.4 million and recognized a corresponding gain in exchange for waiving our right to acquire 3.5% of the outstanding shares of 3G UK Holdings. Included in the gain on investments is also the gain of $4.4 million recognized from the sale of the assets of our Chinese investee and the recovery of a loan previously written-down, for an amount of $6.2 million. The 1999 results included gains on investments of $37.8 million.

     Due to the uncertainty of generating sufficient taxable income, the tax benefit of our losses has been fully provided for by the valuation allowance.

     Share of losses allocated to non-controlling interest amounted to $63.5 million in 2000, compared to share of earnings to non-controlling interests of $15.9 million in 1999. The 2000 non-controlling interest is composed of the share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by the share of earnings attributed to non-controlling interest in MobiFon.

     As a result of the foregoing, loss from continuing operations for the year ended December 31, 2000 was $19.7 million compared to $74.6 million in 1999, and the corresponding basic and diluted loss per share from continuing operations was $2.83 in 2000 compared to $5.43 in 1999.

     Loss from discontinued operations increased to $335.7 million for the year ended December 31, 2000 compared to $80.2 million for the prior year period. Included against loss from discontinued operations for the year ended December 31, 1999 are dilution gains of $152.2 million. Excluding these gains, loss from discontinued operations was $232.4 million for the year ended December 31, 1999.

     Net loss for the year ended December 31, 2000 was $355.4 million compared to $154.8 million in 1999. Basic and diluted net loss per share was $24.41 in 2000 compared to $10.90 in 1999 based on average shares outstanding of 15.6 million and 14.7 million, respectively.

MobiFon

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	425,567	359,868	299,470
Equipment	21,214	12,475	8,097

	446,781	372,343	307,567
Cost of services	81,462	69,835	62,366
Cost of equipment	39,160	27,236	18,347
Selling, general and administrative expenses	94,613	88,836	96,735

Operating income before depreciation and amortization (1)	231,546	186,436	130,119
Depreciation and amortization	86,919	77,791	65,965

Operating income	144,627	108,645	64,154

     We use the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarity titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. We believe that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     MobiFon’s service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 cellular subscribers, compared to 831,800 net additions in the same period in 2001 to reach 2,635,200 subscribers at as December 31, 2002 compared to 2,003,600 at the end of 2001.

     Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in the previous year. However, as a percent of service revenue, selling general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and strong credit policies which reduced bad debt expense. MobiFon’s operating income before depreciation and amortization increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

     Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     MobiFon’s service revenues increased to $359.9 million in 2001 from $299.5 million in 2000, reflecting the continued subscriber growth. MobiFon added 831,800 cellular subscribers, compared to 469,700 net additions in the same period in 2000, to reach 2,003,600 subscribers at as December 31, 2001 compared to 1,171,800 at the end of 2000.

     Cost of service revenues decreased as a percentage of service revenues to 19.4% in 2001 compared to 20.8% in 2000 and was $69.8 million in 2001 compared to $62.3 million in 2000. The decrease as a percentage of service revenues was attributable to continued tight control over operating costs and economies of scale. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses decreased to $88.8 million in 2001 compared to $96.7 million in the previous year, as a result of both the continued success from the implementation of a cost control program in 2000 and strong credit policies which reduced bad debt expense. MobiFon’s operating income before depreciation and amortization increased to $186.4 million in 2001 from $130.1 million in 2000 due to the above factors.

     Depreciation and amortization increased to $77.8 million in 2001 from $66.0 million the previous year as a result of network expansion in Romania during 2001 and 2000. As a result of the foregoing, the operating income increased to $108.6 million in 2001 from $64.2 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     MobiFon’s service revenues increased to $299.5 million in 2000 from $211.4 million in 1999, reflecting continued subscriber growth. MobiFon’s subscriber base increased to 1,171,800 at the end of 2000 from 702,100 at the end of 1999.

     Cost of service revenues decreased as a percentage of revenues to 20.8% in 2000 compared to 24.0% in 1999 and was $62.4 million in 2000 compared to $50.7 million in 1999. Most of the decrease as a percentage of revenues was attributed to continued tight controls over operational expenses and economies of scale. The cost of equipment continued to exceed associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses remained stable at $96.7 million in 2000 compared to $95.7 million in the previous year, despite the growth of its subscriber base reflecting the implementation of a cost control program and a reduction in selling and marketing expenses compared to 1999. MobiFon’s operating income before depreciation and amortization increased to $130.1 million in 2000 from $54.9 million in 1999 due to subscriber growth.

     Depreciation and amortization increased to $66.0 million in 2000 from $52.2 million the previous year as a result of the significant network expansion in Romania during late 1999 and 2000. As a result of the foregoing, the operating income increased to $64.2 million in 2000 from $2.7 million in 1999.

Ceský Mobil

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	227,342	125,928	21,508
Equipment	20,331	18,037	12,529

	247,673	143,965	34,037
Cost of services	122,741	97,275	36,654
Cost of equipment	25,594	22,323	15,969
Selling, general and administrative expenses	79,143	65,921	63,418

Operating income (loss) before depreciation and amortization	20,195	(41,554)	(82,004)
Depreciation and amortization	67,367	42,562	22,056

Operating loss	(47,172)	(84,116)	(104,060)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Ceský Mobil’s service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Ceský Mobil added 321,400 net cellular subscribers, compared to 556,700 net additions in the same period in 2001, to reach 1,179,800 subscribers as at December 31, 2002 compared to 858,400 at the end of 2001.

     Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses increased by 20.1% to $79.0 million despite the 37.4% subscriber growth in 2002. Ceský Mobil’s operating income before depreciation and amortization increased to $20.2 million in 2002 from an operating loss before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

     Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002 and 2001. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Ceský Mobil’s service revenues increased to $125.9 million in 2001 from $21.5 million in 2000, reflecting continued subscriber growth and a full year of operations in 2001 compared to 10 months of commercial operations in 2000. Ceský Mobil added 556,700 net cellular subscribers, compared to 301,700 net additions in the same period in 2000, to reach 858,400 subscribers as at December 31, 2001 compared to 301,700 at the end of 2000.

     Cost of service revenues increased by 165% to $97.3 million in 2001 compared to $36.7 million in 2000 in support of the 486% increase in service revenues. Cost of equipment continued to be slightly greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses remained stable at $65.9 million despite the strong subscriber growth in 2001 due to tight cost controls compared to $63.4 million in the previous year. Ceský Mobil’s operating loss before depreciation and amortization decreased to $41.6 million in 2001 from $82.0 million in 2000 due primarily to subscriber growth.

     Depreciation and amortization increased to $42.6 million in 2001 from $22.1 million the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss decreased to $84.1 million in 2001 from $104.1 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Ceský Mobil’s service revenues were $21.5 million in 2000, reflecting the launch of commercial operations in March 2000. Ceský Mobil’s subscriber base was 301,700 at the end of 2000.

     Cost of service revenues was $36.7 million in 2000. Cost of equipment was higher than associated revenues consistent with our practice to sell equipment at prices to attract new customers and incentives offered on commercial launch.

     Selling, general and administrative expenses were $63.4 million in 2000 compared to $4.7 million in the previous year, due to the commercial launch of operations in March 2000 and related subscriber and operations growth. Ceský Mobil’s operating loss before depreciation and amortization increased to $82.0 million in 2000 compared to $4.7 million in 1999 due to the above.

     Depreciation and amortization increased to $22.1 million in 2000 from nil the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss was $104.1 million in 2000 compared to $4.7 million in 1999.

Liquidity and Capital Resources

     The following table is a summary of our consolidated cash flows for the years ended December 31, 2002, 2001, and 2000.

Cash Flow Data

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Cash provided by operating activities	125,147	8,779	51,950
Cash used in investing activities	(242,213)	(306,571)	(264,749)

	(117,066)	(297,792)	(212,799)
Cash provided by financing activities	98,654	332,602	796,827
Net effect of exchange rate translation on cash and cash equivalent	721	(628)	4,436

Cash provided by (used in) continuing operations	(17,691)	34,182	588,464
Cash used in discontinued operations	(7,063)	(79,397)	(504,148)

Increase (decrease) in cash and cash equivalents	(24,754)	(45,215)	84,316
Cash and cash equivalents, beginning of period	85,460	130,675	46,359

Cash and cash equivalents, end of period	60,706	85,460	130,675

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     For the year ended December 31, 2002, operating activities provided cash of $125.1 million compared to $8.8 million for the same period last year. The increase year-over-year is mainly explained by the $120.5 million increase in operating income before depreciation and amortization. Furthermore, results for 2001 include a significant increase in working capital mainly related to Ceský Mobil.

     Investing activities used cash of $242.2 million for the year ended December 31, 2002, essentially for the expansion for cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $306.6 million for the year ended December 31, 2001. MobiFon’s and Ceský Mobil’s operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

     For the year ended December 31, 2002, financing activities generated cash of $98.7 million mainly explained by proceeds from our recapitalization as described in Note 8 of our consolidated financial statements, subsidiary’s shares issued to non-controlling interests and net borrowings of debt of $41.2 million, $29.9 million and $47.0 million, respectively, offset by subsidiary’s distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million. For the year ended 2001, cash provided by financing activities was $332.6 million mainly explained by net proceeds from the issuance of shares, warrants and units of $263.8 million, proceeds from subsidiary’s shares issued to non-controlling interest of $65.8 million and by borrowings of debt net of repayments of $3.1 million.

     Cash and cash equivalents as of December 31, 2002 totaled $60.7 million, including $14.3 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $1.0 billion, of which $272.6 million was at the corporate level, $267.7 million at MobiFon and $470.2 at Ceský Mobil. Total indebtedness at the TIW level was mainly comprised of $47.4 million due under the corporate credit facility and $223.9 million in 14% Notes and related accrued contingent payments.

     Cash used in discontinued operations was $7.1 million and reflects the costs incurred in relation to the plan of disposal of our Brazilian assets. For 2001, cash used in discontinued operations was to $79.4 million. The use of cash in 2001 reflects the increase in operating loss before depreciation and amortization caused in Dolphin by lower service revenues and higher costs related to the build-out in the U.K., the launch of services in France as well as costs associated with network deployment in Germany offset by proceeds of $153.3 million from the sale of our Brazilian B-Band joint venture operations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Cash provided by operating activities was $8.8 million for the year ended December 31, 2001, compared to $52.0 million for 2000. The year-over-year decline is entirely attributable to increased working capital needs at Ceský Mobil as MobiFon’s operating income before depreciation and amortization showed continued growth and Ceský Mobil’s operating loss before depreciation and amortization was reduced relative to that experienced in 2000.

     Investing activities used cash of $306.6 million during the year ended December 31, 2001, reflecting $286.5 million of cash used for acquisitions of property, plant and equipment and $23.2 million for the acquisition of additional shares of MobiFon. MobiFon and Ceský Mobil operations accounted for $125.4 million and $161.1 million of the capital spending, respectively.

     Financing activities generated cash of $332.6 million for the year ended December 31, 2001, reflecting the issuance of Units under a rights offering for net proceeds of $248.6 million. We also generated $114.1 million and $65.8 million by borrowing under our long-term debt facilities and from proceeds from investees’ shares issued to non-controlling shareholders, respectively. These sources of funds were offset by $55.8 million of payments made in connection with the previously described high yield notes exchange, repayment of other long-term debt, and by the use of $29.5 million in connection with the decrease of short-term loans.

     Total consolidated indebtedness as of December 31, 2001 was $912.2 million, including $290.7 million at the corporate level.

     Cash used in discontinued operations increased to $79.4 million for the year ended December 31, 2001. The use of cash reflects the increase in operating loss before depreciation and amortization caused in Dolphin by lower service revenues and higher costs related to the build-out in the U.K., the launch of services in France as well as costs associated with network deployment in Germany offset by proceeds of $153.3 million from the sale of our Brazilian B-Band joint venture operations.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Cash provided by operating activities in 2000 was $52.0 million compared to cash used in operating activities of $12.1 million in 1999. The difference is mainly due to an improvement in working capital partially offset by a reduction in operating income before depreciation and amortization.

     Cash used in investing activities in 2000 amounted to $264.7 million. This amount mainly relates to the acquisition and build-out of property, plant and equipment in MobiFon and Ceský Mobil for $85.0 million and $239.5 million, respectively, partly offset by proceeds of $75.4 million from the waiver of our right to acquire a 3.5% interest in 3G Holdings.

     Cash provided by financing activities in 2000 was $796.8 million compared to $279.8 million in 1999. Of the 2000 amount, $107.8 million related to proceeds of shares issued, $107.2 million relates to increase in short-term loans, $169.4 million relates to increase of long-term debt, net of repayments, of which $187.2 million is attributable to Ceský Mobil, and $291.0 million was provided by the issuance of convertible debentures at the corporate level.

     Cash used in discontinued operations was $504.1 million for the year ended December 31, 2000 compared to $141.3 million for the corresponding prior period. The increase is mainly due to the build-out of the ESMR network in the U.K., and the investment of $155.7 million in our Brazilian cellular joint ventures.

SOURCES OF FINANCING

     At the corporate level, as at December 31, 2002, we had cash and cash equivalents of $14.3 million and we had total debt of $272.6 million, consisting mainly of the 14% Notes and related accrued contingent payments and loans under the corporate credit facility. The following is a summary discussion of financing activities conducted at the corporate level.

     From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into over the 1994 to 1996 period, and totalled $240.0 million. In May 1997, we completed an initial public offering on the the TSX of 13,000,000 Common Shares (pre-share capital consolidation) at a price of Cdn$13.50 per share (pre-share capital consolidation) for proceeds of $118.5 million, net of issue costs in the amount of $7.6 million. In June and July 1998, we completed a public equity offering issuing 7,899,094 Common Shares (pre-share capital consolidation) and 416,794 Multiple Voting Shares (pre-share capital consolidation) at prices of $21.35 per share and $21.50 per share (pre-share capital consolidation), respectively. Concurrently, our shares were listed on the Nasdaq. The proceeds from this issue were $169.3 million, net of issue costs in the amount of $8.3 million. In February 2000, we completed the issuance of Cdn$148.5 million (or $102.0 million at the time of issue) of Common Shares. Concurrently with such public offering, Telesystem Ltd., purchased Cdn$8.6 million (or $5.9 million at the time of issue) of Multiple Voting Shares in order to maintain the voting interest of its Multiple Voting Shares. The net proceeds of the public offering, combined with Telesystem Ltd’s purchase of Multiple Voting Shares, were approximately $102.8 million after deducting underwriting fees and other expenses in the amount of $5.1 million.

     In June 1997, we issued 13 1/4% Senior Discount Notes with a nominal value of $380.0 million. In October 1997, we issued 10 1/2% Senior Discount Notes with a nominal value of $167.0 million. Total gross proceeds from these issues were $299.9 million, before issue costs in the amount of $11.8 million. On September 19, 2001, we completed the exchange mentioned previously, of substantially all of our Senior Discount Notes for $50.0 million of cash and $194.8 million of 14% Notes due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

     Our 14% Notes mature on December 30, 2003. Interest on our 14% Notes accrues at a rate of 14% per annum and is payable semi-annually on each June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes. We have the option to redeem our 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The 14% Notes are guaranteed by our wholly-owned subsidiary Telesystem International Wireless Corporation, which we refer to as the Guarantor. The guarantee is secured by a lien on the capital stock of TIW Latin America, a holding company which holds our investments in cellular operations in Brazil and by a lien on capital stock of ClearWave held by the Guarantor. The liens granted by the Guarantor in favor of the holders of the 14% Notes rank second in priority to the lien it granted to the lenders under the corporate credit facility.

     Our 14% Notes contain mandatory redemption provisions, which will require their repayment upon the sale of our interests in either ClearWave, or our direct or indirect interests in TIW Latin America; TIW do Brasil and Telpart. Furthermore, distributions from Telpart or ClearWave will trigger mandatory repayments second to the repayment of the corporate credit facility. Our 14% Notes have covenants which, among others things, limit our ability to incur indebtedness, create liens and require us to make an offer to repurchase all or any part of our 14% Notes subsequent to a change in control. In addition, our 14% Notes prohibit us from reducing, under certain conditions, our ownership in ClearWave. On December 30, 2002, $5.0 million of additional 14% Notes were issued to holders and $10.0 million will be issued on June 30, 2003 unless, on or prior to such date, at least $72.4 million in principal amount of 14% Notes have been redeemed or repurchased.

     In February 1999, we completed the issuance of Cdn$150.0 million (or $98.6 million at the time of issue) of 7.00% equity subordinated debentures due February 15, 2002, which we refer to as our ESD, with cash interest payable semi-annually commencing August 1999. The net proceeds from the issuance of the 7.00% equity subordinated debentures were Cdn$145.7 million (or $95.8 million at the time of issue).

     On February 5, 2002, we completed an issuer bid to acquire the Cdn$150 million ESDs. Pursuant to the issuer bid and concurrent consent request, we paid Cdn$6.8 million, issued 2.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before March 31, 2003, issued approximately 37.7 million Common Shares and approximately 3.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before September 30, 2002 for substantially all of the ESDs. We amended the remaining Cdn$5.0 million in principal amount of ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for our right to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$1.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity into Common Shares at a price of Cdn$4.40. As a result, we currently have an aggregate of Cdn$1.25 million [$0.8 million] in amended ESDs outstanding.

     In July 1999, we entered into a corporate credit facility with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Our corporate credit facility was amended on July 3, 2001 and subsequently on February 4, 2002, August 8, 2002 and December 6, 2002 resulting in the extension of the maturity to June 30, 2003. We made loan repayments during 2002 of $36.1 million bringing the amount available and fully drawn under the facility to $47.4 million. The facility is collateralized by substantially all of our assets and bears interest at U.S. base rate plus a margin of 8.36% or LIBOR plus a margin of 9.36%. Under the amended terms of the facility, any amount received by us and flowing from distributions paid by our Central and Eastern European operations, other than amounts representing ClearWave’s and our operational and investment requirements to June 30, 2003, will be used to further reduce the amount outstanding on the corporate credit facility.

     On March 8, 2000, we issued $300.0 million of 7.75% Convertible Debentures for net cash proceeds of $291.0 million. On February 5, 2002, we converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 154.5 million Common Shares. We also issued warrants to a holder to purchase up to a total of 15 million Common Shares at $1.00 per share on or before September 30, 2002 which were not exercised.

     On February 14, 2001 we issued 43.8 million Units for gross proceeds of Cdn$396.5 million ($260.4 million) before issue costs of Cdn$18.2 million ($11.9 million) pursuant to a rights offering made to holders of our Multiple and Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon’s shares held by a non-controlling interest. On December 11, 2001, we launched an exchange offer to repurchase all outstanding Units. On February 5, 2002, in connection with such exchange offer and the financing commitments under a private placement subscription agreement between Telesystem Ltd, and certain of our other stakeholders, we acquired 33.7 million Units and raised $51.7 million in gross proceeds. The raising of these funds was in addition to a December 14, 2001 private placement resulting in the issuance of 24.5 million warrants at a negotiated price of approximately $0.61 each, exercisable for one Common Share or one non-voting Preferred Share convertible at the holder’s option into our common equity at no additional cost for a cash consideration of $14.5 million net of issuance costs of $0.5 million. We refer to these warrants as our Special Warrants. Pursuant to the February 5, 2002 private placement and exchange offer on the Units, we have issued (a) an additional 269.2 million in aggregate of Common Shares and Special Warrants (b) 4.8 million warrants, each allowing the holder to purchase one Common Share at a price $1.00 on or before March 31, 2003 and (c) 8.5 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$1.59 on or before March 31, 2003. The Unit acquisition has resulted in an increase in our equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively.

     On March 13, 2002, the outstanding 35,000,000 Special Warrants were converted into 35,000,000 non-voting Preferred Shares for no additional considerations.

     As a result of the above transactions, as of December 31, 2002, we had 467.2 million Common Shares, 35.0 million Preferred Shares and 15.8 million outstanding warrants expiring March 31, 2003.

     During 2002, MobiFon approved aggregate distributions of $66.3 million consisting of dividends of $27.5 million and share repurchases of $38.8 million. ClearWave received $42.0 million of these distributions in 2002 and we received $34.0 million by way of the repayment of the inter-company demand loan and accrued interest thereto between us and ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase.

     Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million and is included in the $42.0 million of distributions received by ClearWave in 2002. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. The effect of these distributions was to decrease our ultimate equity interest in MobiFon from 54.4% to 53.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon. Accordingly, our ultimate ownership of MobiFon may vary between 53.4% and 54.4%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to non-controlling interests is presented within current liabilities.

     On December 18, 2002, we reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. As a result of the above transactions, our ultimate ownership in MobiFon may be reduced from the pre share repurchase level of 54.4% down to between 48.4% and 49.4% depending on the outcome of the share repurchase. Proceeds from this sale will be used to reduce the corporate credit facility.

     At the operating company level, we seek, where possible, to finance the cash requirements of developing and expanding our operations on a project-by-project basis. Although projects are typically financed by contributions from our partners and us in the form of equity and shareholder advances, we seek to obtain third party financing after the initial stages of a project’s development. Sources of financing at the operating company level may include vendor financing provided by equipment suppliers, project financing from commercial banks and international financial institutions such as the European Bank for Reconstruction and Development, which we refer to as the EBRD, bank lines of credit and the sale of debt securities by the operating companies.

MobiFon

     MobiFon’s cash requirements as at December 31, 2002 have been met by aggregate capital contributions of $270.6 million and borrowings under its bank facilities, net of repayments and capital leases, of $255.0 million and $12.7 million, respectively.

     In September 1997, the EBRD arranged a $190.0 million loan facility for MobiFon. This EBRD facility included a $10.0 million subordinate loan bearing interest at 15% maturing in 2003, nine-year senior loans totalling $110.0 million bearing interest at LIBOR plus 3.25% and a $70.0 million eight-year syndicated senior loan bearing interest at LIBOR plus 3.05%. MobiFon entered into agreements, including interest rate swap agreements, pursuant to which $167.2 million of the above borrowings had effective fixed interest rates from 8.35% to 9.75% until April 2002.

     In January 1999, MobiFon closed a second long-term loan facility totalling $105.0 million, jointly arranged by ABN AMRO N.V. and the EBRD. This second EBRD facility comprised loans of $40.0 million and a $65.0 million syndicated export credit facility. Borrowings under this facility bore variable interest rates and were repayable in installments through 2006. MobiFon used the proceeds to complete the build-out of its cellular network and to pay $25.0 million to extend its ten-year license by five years to November 2011.

     On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loans. A loss on extinguishment of debt of $10.1 million was recognized on early payment. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively.

     Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of ours and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon. A commitment fee of 1% per annum is applicable to the unused Tranche II facility [$45 million at December 31, 2002] up to December 31, 2003 when the unused facility will expire under the credit agreement.

     MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%.

     MobiFon also has available $20.0 million of uncommitted operating capital facilities secured by a first right over the proceeds from any foreclosure of the pledge of MobiFon’s bank accounts.

Ceský Mobil

     The cash requirements of Ceský Mobil through December 31, 2002 have been met primarily by shareholder contributions of $350.0 million and by borrowings under their senior secured syndicated credit facility and financing under supply contracts to be refinanced by the syndicated facility entered into on July 19, 2000 which using December 31, 2002 exchange rates, amount to $470.3 million.

     In July 2000, Ceský Mobil entered into an agreement for a senior secured syndicated credit facility. The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totalling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totalling $84.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche.

     Ceský Mobil entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on €71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows. €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001].

     Ceský Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of their GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

     The facility is collateralized by a pledge of TIW Czech’s shares in Ceský Mobil and of substantially all of the assets of Ceský Mobil. Under this facility, Ceský Mobil must respect certain financial covenants and coverage tests. Furthermore, prior to each draw down, the ratio of senior debt to invested capital in Ceský Mobil must not exceed 60:40 or the total invested capital in Ceský Mobil will equal or exceed the Euro equivalent of $350.0 million. We and our partners have funded all of the required capital.

     As a result of MobiFon’s and Ceský Mobil’s syndicated senior credit facilities, substantially all of ClearWave’s net assets are restricted, however, subject to fulfillment of certain conditions, cash distributions to shareholders are permissible under MobiFon’s credit facilities.

FUTURE CAPITAL REQUIREMENTS

     We expect to have significant future capital requirements, particularly in relation to the expansion of our Czech Republic cellular network, the servicing of debt including the refinancing of our corporate indebtedness, the addition to capacity to our existing networks and the acquisition, if an option is exercised, of certain shares of Ceský Mobil owned by non-controlling interests. We intend to finance such future capital requirements from cash flow from operating activities, borrowing under our existing credit facilities, non-controlling shareholders’ funding under share subscriptions and through other externally generated funds such as the disposition of assets and the sale of debt and equity securities.

     MobiFon’s future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations and by drawings on its senior facility. Ceský Mobil’s capital requirements will include the expansion of its cellular network and the financing of its losses. These requirements are expected to be financed by drawings under its senior secured syndicated credit facility and by way of shareholders’ subscriptions. As at December 31, 2002, our operations had purchase commitments of approximately $14 million with network equipment and systems support providers.

     As of December 31, 2002, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period whichever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The leases payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $3.4 million has been incurred as at December 31, 2002.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a holder of 14.4% of the shares of MobiFon may require us or ClearWave, at our option, to make an offer to acquire such minority shareholder’s shares. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of the Company at our option. An additional 5.7% share ownership of MobiFon will be the object of a similar arrangement upon closing of the December 18, 2002 agreement to sell 11.1 million shares of MobiFon previously described.

     We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies.

     Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of operating our subsidiaries to transfer funds in the form of dividends, loans or otherwise.

     As at December 31, 2002, due to the short-term maturities of our corporate credit facility and our 14% Notes, our committed cash obligations for the upcoming twelve months exceed our committed sources of funds and our cash and cash equivalents on hand. In addition, it will be necessary for us to comply with our debt covenants in order to have access to our financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether we have the ability to continue as a going concern. Specifically, our committed uses of cash include the repayment of our corporate credit facility of $47.4 million, the debt service of and repayment at maturity of our 14% Notes, the funding by ClearWave of its share of a Ceský Mobil minority shareholder’s put of $4.6 million, if exercised, and corporate overhead, inclusive of discontinued operations, of approximately $12.5 million. In addition to the available sources of funds from MobiFon’s distributions and the sale of 5.7% of our shares of MobiFon, we will therefore continue to review opportunities to refinance our corporate debt, raise new financing and sell assets. We regularly evaluate opportunities for the expansion of our operations or for further investments in wireless telecommunications projects, including increases in ownership in our current operations. The future capital requirements related to such investment activities, if any, will be incremental to the anticipated capital contributions to existing operations, and therefore additional corporate financing will be required to fund such development projects or to further support current operations. The ability to generate short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations and financial market conditions.

EXCHANGE RATES

     We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable, due to regulatory restrictions and market conditions, to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

     Until December 31, 2002, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as their measurement currency. In 2003, an assessment as to which currency is MobiFon’s functional currency will be made. MobiFon’s borrowings are in U.S. dollars and tariffs are adjusted to account for the effects of the devaluation of the Romanian lei versus the U.S. dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro takes prominence in Romania in the future. Consequently, depending on the result of our assessment and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

     At the corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. Ceský Mobil has hedged a portion of its variable rate debt, by entering into interest rate and cross currency swaps in which Ceský Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on €116.3 million and 3.0 billion Koruna of variable rate debt until November 2005.

     Additionally, these swaps have fixed the foreign currency rates on the Euro based debt from the Euro to Koruna. A swap was entered into on a further €71.7 million of borrowings which fixed the foreign currency rate on the interest payments from Euro to Koruna and changed the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November 2005. Ceský Mobil also entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million [$63.0 million] on May 11, 2002 and upon expiration, Ceský Mobil entered into a similar swap arrangement for a further 6 months. In January 2003, a further €40.0 million of Ceský Mobil’s Euro based borrowing exposure was hedged in this manner and Ceský Mobil purchased a currency call option to hedge currency risk on the principal of an additional €10.0 million of Euro based debt. For the remaining amounts, we have decided to accept for the time being the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate.

INFLATION

     Inflation has not been a material factor affecting our business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

     In Romania and certain other countries, the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license, such as in India, we may not be able to mitigate the impact of inflation on our operations.

REGULATORY ENVIRONMENT

     We operate in regulated industries and in the normal course of business, our operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to us.

     MobiFon and Ceský Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10.0 million. Starting in 2003, the new Romanian regulatory act will provide for other fees based on a percentage of revenue and other bases that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. The Company’s future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

TIW

Board of Directors

     The following table and notes thereto set out as at March 20, 2003:

(1)	the name of each individual elected at our annual and special meeting of shareholders held on May 2, 2003 as a director to serve for a one year term beginning May 3, 2002;

(2)	all other positions and offices with us now held by each such individual, if any;

(3)	the principal occupation or employment of each director; and

(4)	their respective periods of service as a director.

     We have no service contracts with the directors. The shareholders elected each of the directors serving on our board at the annual general meeting of shareholders held on May 17, 2002. Certain members of our Board of Directors were appointed pursuant to an investors rights agreement that we describe in more details under the caption “Related Party Transactions” of Item 7 of this Form 20-F.

Name and Position or Office with TIW	Principal Occupation or Employment	Director Since

CHARLES SIROIS (2) Director and Chairman of the Board	Chairman of the Board and Chief Executive Officer, Telesystem Ltd. (a privately owned holding company)	March 1997

DANIEL CYR (1) Director	Senior Vice-President and Chief Financial Officer, Telesystem Ltd. (a privately owned holding company)	May 2000

JACQUES A. DROUIN (2) Director	Managing Director, Lazard Brothers & Co. Limited (an investment bank) and Canada Country Head based in London, England	March 1997

FRANÇOIS LAURIN (2) Director	Vice-President, Investments, CDP Capital Communications (a fund manager)	April 2003 (3)

MICHAEL R. HANNON (1) Director	Partner J. P. Morgan Partners, LLC (a private equity organization)	March 2002 (4)

C. KENT JESPERSEN (1) Director	Chairman of the Board, La Jolla Resources International Ltd. (an international advisory and investment company)	March 1999

EVA LEE KWOK (1) Director	Chair and Chief Executive Officer Amara International Investment Corp. (a private real estate investment company)	March 2002

JONATHAN CHARLES C. MEGGS (2) Director	Partner J. P. Morgan Partners Europe Ltd. (a private equity organization)	March 2002

(1)	Member of our audit committee.

(2)	Member of our human resources and compensation committee.

(3)	François Laurin was appointed to our Board of Directors in replacement of Martin Fafard who resigned in April 2003.

(4)	Mr. Hannon had been a member of the Board of Directors of the Corporation from May 2000 until his resignation on August 13, 2001. He was re-appointed a director in March 2002.

     Daniel Cyr is Senior Vice-President and Chief Financial Officer of Telesystem, which he joined in 1992. Mr. Cyr holds a Bachelor’s degree in Business Administration from Laval University and was admitted to the Canadian Institute of Chartered Accountants in 1985.

     Jacques A. Drouin is Managing Director of Lazard Brothers & Co. Limited and Country Head for Canada in London, United Kingdom. Prior to joining Lazard in 2000, Mr. Drouin was Director and Country Head for Canada of J. Henry Schroder & Co. Limited from 1994 to 2000, Chairman and Chief Executive Officer of The Laurentian Group Corporation from 1989 to 1994 and President and Chief Executive Officer of The Laurentian General Insurance Corporation Inc. from 1983 to 1989. Mr. Drouin is a director of SNC Lavalin Group Inc., a governor of McGill University and the University of Montreal, and a member of the Order of Engineers of Quebec, The Canadian Institute of Engineers and the Institute of Management Consultants. Mr. Drouin holds a Bachelor’s degree of Applied Science in Engineering from the University of Montreal and a Master of Business Administration degree from McGill University.

     Francois Laurin, CA, CFA, is Vice-President Investments at Capital Communication CDPQ Inc., the telecommunications private equity arm of Caisse de dépôt et placement du Québec. Mr. Laurin has extensive financial expertise as a senior executive in the telecommunications, broadcasting and transportation industries. He has been involved in the reporting, financing, planning, acquisitions and divestitures aspects of corporate finance as well as the various financial operations of both service and manufacturing businesses. Prior to joining Capital Communication CDPQ in April 2003, he was vice-president controller of Bombardier Transportation since 2001 and from 2000 to 2001 he was Vice- President, Finance and administration at Microcell i5, a start-up operation in Internet solutions for mobile handsets. Prior to that, Mr. Laurin held positions at Teleglobe Inc. as corporate controller from 1992 to 1995 and as Vice-President, Finance and Controller from 1995 to 2000. Mr Laurin earned a Bachelor of

Commerce degree in Accounting and Finance and a graduate diploma in accounting at McGill University. He is a member of the Ordre des Comptables Agréés du Québec, the Canadian Institute of Chartered Accountants and the Association for Investment Management and Research.

     Michael R. Hannon is a General Partner of J.P. Morgan Partners (“JPMP”), a general partnership with over $20 billion under management. Prior to joining JPMP in 1988, Mr. Hannon was with Morgan Stanley & Co. Mr. Hannon serves on the boards of directors of various companies in the technology, media and telecommunications industry. Mr. Hannon holds a B.A. from Yale University and a Master’s degree in Business Administration from Columbia Business School.

     C. Kent Jespersen is Chairman of La Jolla Resources International Ltd. From 1997 to 1998, Mr. Jespersen was President Chief Executive Officer Elect of Nova Energy Services. From 1994 to 1997, Mr. Jespersen served as President of NOVA Gas International Ltd. and Senior Vice-President of NOVA Corporation. From 1993 to 1994, Mr. Jespersen was President of NOVA Gas Services Ltd. and from 1992 to 1993, he served as Senior Vice-President, Corporate Development of NOVA Corporation. From 1984 to 1992, Mr. Jespersen was President and Director of Foothills Pipe Lines Ltd. Mr. Jespersen is Chairman of the Institute of the Americas and of the C.D. Howe Institute. Mr. Jespersen also serves on the boards of directors of Axia Net Media Corporation, Bow Valley Energy, Gentra Inc. and Inventronics Limited and he is Chairman of the Board of CCR Technologies Ltd. and of Vista Midstream Solutions.

     Eva Lee Kwok is, since 1992, Chair and Chief Executive Officer of Amara International Investment Corp, a Vancouver based, private corporation involved in real estate, strategic partnerships and the development of cross-cultural opportunities for investors in Canada and the Asia Pacific Region. From 1995 to 1996, Ms. Kwok was also President and Managing Director of Melcorp Mercantile Inc., a Vancouver based company developing and facilitating international trade and global commercial business. Prior to 1992, Ms. Kwok acted as Vice-President of the Asia Pacific Foundation of Canada. Ms. Kwok currently sits on the Board of Directors of Bank of Montreal, Air Canada, Husky Oil Ltd., B.C. Women’s Hospital and Health Center Foundation and Canada’s Outstanding CEO of the Year Award Program. Ms. Kwok is also a member of the Advisory Board of the National Awards in Governance of the Conference Board of Canada and of the Advisory Council of the Faculty of Graduate Studies at the University of British Columbia.

     Jonathan Charles C. Meggs is a General Partner of J.P. Morgan Partners of J.P. Morgan Chase & Co, based in London and Group Head of the European business. Prior to joining J.P. Morgan Partners in 1996, Mr. Meggs was a Director of the Chase Manhattan Bank, N.A. responsible for mezzanine and equity investments. Mr. Meggs has held many board seats and directorships in companies in the telecoms and financial services sectors.

     Charles Sirois is Chairman of the Board, Chief Executive Officer and controlling shareholder of Telesystem Ltd., one of our principal shareholders. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc. From 1988 to 1990, Mr. Sirois was Chairman of the Board and Chief Executive Officer of BCE Mobile Communications Inc., and prior to that he was Chief Executive Officer of two of the companies that formed BCE Mobile, National Pagette Ltd. and National Mobile Radio Communications Inc. He is currently a director of the Canadian Imperial Bank of Commerce and the CGI Group Inc. Mr. Sirois is also a member of the Business Council on National Issues, and is a founding member of the Washington-based Global Information Infrastructure Commission. Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in April 1998. Mr. Sirois holds a Bachelor’s degree in Finance from the University of Sherbrooke and a Master’s degree in Finance from Laval University.

Board Practices

Background

     The Board of Directors considers good corporate governance to be important to the effective operations of TIW. In 1997, the Board of Directors formed the Nominating and Corporate Governance Committee responsible for, among other things, monitoring our corporate governance practices in relation to the guidelines adopted by the Toronto Stock Exchange, or TSX, and overseeing disclosure obligations related thereto.

     In addition to the disclosure requirements imposed by the TSX through the guidelines, we are also subject to the new disclosure rules adopted by the Securities and Exchange Commission following the enactment of the Sarbanes-Oxley Act of 2002 in the United States.

     Our corporate governance framework also features an investor rights agreement among our four major shareholders entered in 2002, which provides for proportionate representation rights, including in favour of minority shareholders, on the Board of Directors and setting out certain principles of corporate governance. Pursuant to the investor rights agreement, we agreed to reduce the size of our Board of Directors to eight members and allow major shareholders to present for appointment between one and two nominees on the Board of Directors, depending on their level of equity interest. Any candidate, other than those nominees of the major shareholders, is required by the investor rights agreement to be independent not only of our management but also of the major shareholders. In addition, the investor rights agreement requires that certain major decisions be approved by no less than two-thirds or, in certain cases, three-quarters of the votes cast by the directors present and eligible to cast votes at a duly constituted meeting of the Board of Directors. The decisions requiring the approval of two-thirds of the votes include, among other things, (1) security issuances, (2) debt incurrence or pledging of assets, (3) creation of subsidiaries and (4) execution of any contract with a related party for an amount in excess of Cdn$200,000. The decisions requiring the approval of three-quarters of the votes include, among other things, (a) business plan approval or amendment, (b) repurchase of debt, (c) investment, acquisition, capital expenditure or development projects and (d) termination of employment or hiring of executive officers.

     Under the investor rights agreement, each major shareholder agreed to vote in favor of the nominees put forward for election on the Board of Directors by the other major shareholders.

     In 2002, following the implementation of our equity recapitalization plan, the functions of the Nominating and Corporate Governance Committee were divided between the Audit Committee and the Human Resources and Governance Committee.

     The following disclosure sets out our corporate governance practices which conform with the TSX guidelines unless specifically noted otherwise.

Role and Responsibilities of the Board

     The Board of Directors oversees the conduct and supervises the management of our business and affairs pursuant to the powers vested in it by the Canada Business Corporations Act and in accordance with the requirements of the Canada Business Corporations Act. The Board of Directors holds regular meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

     Before the start of every financial year, the Board of Directors receives and approves an annual budget and corporate strategic objectives submitted by the President and Chief Executive Officer.

     In addition to those matters requiring the Board of Directors’ approval pursuant to law or our articles and by-laws, the Board of Directors decides on significant matters such as those provided for in the investor rights agreement.

Composition of the Board

     The Board of Directors is currently comprised of eight directors and believes that its size enables it to conduct its meetings and take decisions effectively and efficiently. All directors are “unrelated directors”, defined in the TSX guidelines as directors who are independent of management and free from any interest and any business or other relationship, other than interests and relationships arising from shareholding, which would, or could reasonably, be perceived to materially interfere with the director’s ability to act in view of our best interest. We have no shareholder with the ability to exercise a majority of the votes for the election of the directors.

Committees

     The Audit Committee reviews our annual and interim financial statements before they are approved by the Board of Directors, oversees management reporting on internal audits and controls and reviews our accounting systems and external audit plan. Also in 2002, the Audit Committee began monitoring our corporate governance practices and more specifically our compliance with stock exchange and securities commissions disclosure requirements. The Audit Committee also has direct communication channels with internal and external auditors to discuss and review specific issues as required. As at April 2003, the Audit Committee was comprised of four outside directors, all of whom were unrelated, namely, Daniel Cyr, François Laurin, Michael R. Hannon and C. Kent Jespersen (Chair). Composition of the committee is subject to modification following our 2003 shareholder meeting.

     The principal mandate of the Human Resources and Governance Committee is described under the heading “Compensation of Directors and Officers.” The responsibilities of the Human Resources and Governance Committee that deal with matters of corporate governance include assisting the Audit Committee in monitoring our approach to corporate governance, to annually recommend the members proposed for election to the Board of Directors as well as the membership and chairs of the committees of the Board of Directors, to develop a process to periodically review the functioning of the Board of Directors and conduct a periodic review of the powers, mandates and performance of committees of the Board of Directors. The Human Resources and Governance Committee is also in charge of periodically reviewing the effectiveness of our policies, guidelines and manuals in relation to governance matters, other than those pertaining to disclosure requirements, which are the responsibility of the Audit Committee, and make recommendations to the Board of Directors to ensure compliance with best practices on such matters. As at April 2003, the Human Resources and Governance Committee was composed of four outside directors, all of whom are unrelated, namely Jacques A. Drouin (Chair), Eva Lee Kwok, Jonathan Charles C. Meggs and Charles Sirois. Composition of the committee is subject to modification following our 2003 shareholders meeting.

Measures for Receiving Shareholders’ Feedback and Dealing with their Concerns

     In addition to our required public filings, we regularly communicate with our shareholders and the investment community by means of our quarterly and annual reports as well as press releases issued as appropriate from time to time. Annual meetings allow shareholders to ask questions directly to the President and Chief Executive Officer as well as to other senior executive officers.

The Board of Directors’ Expectations of Management

     The Board of Directors expects management to meet the following basic objectives: (1) report in a comprehensive, accurate and timely fashion on our business and affairs and on any specific matters that it considers of significant material consequence for us and our shareholders; (2) take timely action and make all appropriate decisions required by our activities in accordance with all applicable requirements or obligations and within the framework of the corporate policies in effect, with a view to enhancing shareholder value; (3) conduct a comprehensive annual budget process and monitor closely our financial performance in conjunction with the annual budget approved by the Board of Directors; and (4) review on an on-going basis our strategies and their implementation taking into account changes to our business environment.

Executive Officers

     The following table sets out information concerning our corporate officers, including name and position with us.

Name	Position

Bruno Ducharme	President and Chief Executive Officer
André Gauthier	Vice-President and Chief Financial Officer
Jacques P. Langevin	Senior Human Resources Officer
Margriet Zwarts	General Counsel and Secretary

     Bruno Ducharme is our President and Chief Executive Officer, an Executive Vice-President of

     Telesystem Ltd. and, prior to May 1997, was President and Chief Executive Officer of Telesystem International Wireless Services Inc. since 1994. Mr. Ducharme joined the Telesystem group of companies in 1990 as Vice-President of Telesystem Financial Corporation and became Executive Vice-President of Telesystem in 1991. Mr. Ducharme has held a number of executive positions with companies within the Telesystem group. Mr. Ducharme holds a Bachelor’s degree in Civil Law from McGill University, a Master’s degree in Business Administration from the Wharton School of Business of the University of Pennsylvania and a Master’s degree in International Relations from the University of Pennsylvania.

     André Gauthier is our Vice-President and Chief Financial Officer. Prior to June 2001, Mr. Gauthier was our Vice-President, Finance, and Treasurer. Prior to May 1999, Mr. Gauthier was our Vice-President and Controller, and, prior to May 1997, was Controller of Telesystem International Wireless Services since 1994. From 1988 to 1994, Mr. Gauthier held successive positions, including Director, Finance and Administration, at Cosmair Canada Inc., a cosmetics manufacturer. Prior to 1988, Mr. Gauthier was a Senior Manager at Ernst & Young in Montreal. Mr. Gauthier holds a Bachelor’s degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

     Jacques P. Langevin is our Senior Human Resources Officer. Prior to joining TIW in February 1999, Mr. Langevin was Vice-President, Human Resources, with Tricon Restaurants International in Asia form 1997 to 1999. From 1992 to 1995, he was Area Director, Human Resources (Asia-Pacific) and, in 1996, Regional General Manager (Central and Northern China) with Avon Products Inc. Previously, Mr. Langevin was with Avon Canada Inc., first as Director, Legal Affairs, and then as Vice-President, Human Resources and Corporate Affairs. Mr. Langevin’s earlier career was in a private practice with Lavery O’Brien & Associates, in Montreal. Mr. Langevin holds a Bachelor of Civil Law degree (L.L.L.) from the University of Sherbrooke and holds a Bachelor of Arts degree with Honors in Political Science from Concordia University.

     Margriet Zwarts is our General Counsel and Secretary. Prior to her appointment in March 1998, she was in private practice, initially with the law firm Martineau Walker and from 1989 with the law firm Ogilvy Renault, where she was a partner from 1991. She holds Bachelors degrees in Civil Law and in Common Law from McGill University and a Master’s degree in English Literature from the University of Toronto. She is a member of the Quebec Bar and the Law Society of Upper Canada.

Appointment of the President and Chief Executive Officer

     Pursuant to an agreement entered into between Telesystem Ltd. and us on April 30, 1997, nominees for the position of our president and chief executive officer are selected by Telesystem Ltd. for recommendation to and approval by our board of directors.

COMPENSATION OF DIRECTORS AND OFFICERS

     Reproduced in this section, with applicable adjustments to reflect certain resolutions passed by our shareholders in May 2003, are extracts taken from our Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 20, 2003 filed with the United States Securities and Exchange Commission on Form 6-K on April 8, 2003 and as Exhibit 11.3 hereto and with the Securities Commissions and other similar authorities in Canada.

     For the year ended December 31, 2002, an aggregate amount of Cdn$6,618,279 million was paid to the members of the Board of Directors of the Corporation and to the executive officers of the Corporation and its subsidiaries, including compensation for salary, bonuses and benefits. In 2002, 40,275,675 options were granted to executive officers of the Corporation and 997,493 options to directors of the Corporation under the Corporation’s Employees Stock Option Plan (the “Employees Stock Option Plan”), including the November 2001 Option Grants, as defined, and the November 2002 Option Grants, as defined. See “Compensation of Directors and Executive Officers — Option and Unit Grants in Last Financial Year”. As of December 31, 2002, no amounts had been set aside for pension and retirement benefits for directors and executive officers.

Compensation of Directors

     Since April 1, 2002, the compensation policy for directors provides that directors who are neither employees nor consultants of the Corporation or of the four principal shareholders of the Corporation shall receive US$20,000 per year as a retainer fee and a fee of US$1,500 for each meeting of the Board of Directors or of a Committee attended by them in person and a fee of US$750 if such participation is made by telephone. Where a Board of Directors meeting and a Committee meeting are held on the same day and in the same location, a director attending both meetings shall receive a fee of US$1,500. If a second Committee meeting is held on the same day and in the same location, a director attending such meeting shall receive an additional fee of US$1,500. The Chairman of the Board of Directors shall receive a fee of Cdn$20,000 per month and the Chairman of any Committee of the Board of Directors shall receive a fee of US$3,500 per year. In addition, directors who are not employees or consultants of the Corporation or of the four principal shareholders shall receive on an annual basis an option grant having a target compensation value of US$25,000. They shall also receive a travel fee of US$1,500 if they have to travel more than three hours to attend a meeting in person.

     Prior to April 1, 2002, directors who were not employees of the Corporation received a fee of $1,200 for each meeting of the Board of Directors or of a Committee attended by them in person and a fee of $800 if such participation was made by telephone. Where a Board of Directors meeting and a Committee meeting were held on the same day and in the same location, a director attending both meetings received a fee of $1,200. If a second Committee meeting was held on the same day and in the same location, a director attending such meeting received an additional fee of $1,200.

Compensation of Named Executive Officers

     The table below shows certain compensation information for Mr. Bruno Ducharme, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2002 (collectively, the “Named Executive Officers”). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

	Annual Cash Compensation				Long-Term Compensation

Name and Principal				Other Annual	Securities Under	Restricted Shares	Long-Term Incentive	All Other
Position	Year	Salary	Bonus (1)	Compensation	Options/Units	or Share Units	Program Payouts	Compensation
		(Cdn$)	(Cdn$)	(Cdn$) (2)	(#)	(#)	(Cdn$)	(Cdn$)

Bruno Ducharme President and Chief Executive Officer	2002 2001 2000	500,000 500,000 446,667	350,000 100,000 224,000	— — —	12,116,942 (3)/33,058 (4) — 74,477	— — —	— — —	— — —

Mario Bertrand (5) President, New Ventures	2002 2001 2000	279,173 279,173 251,212	134,226 63,652 98,123	305,089 256,775 227,068	3,743,484 (3)/10,203 (4) 7,374 18,750	— — —	— — —	— — —

René Patoine President, TIW do Brazil	2002 2001 2000	272,382 261,909 231,325	111,922 95,335 105,901	465,012 720,976 287,901	2,505,664 (3)/6,836 (4) — 16,833	— — —	— — —	— — —

James J. Jackson (6) Chief Financial Officer, ClearWave N.V.	2002 2001 2000	202,209 115,170 186,167	81,136 68,756 104,440	332,113 238,477 419,277	2,505,664 (3)/6,836 (4) — 16,667 (7)	— — —	— — —	— — —

Alexander Tolstoy President and Chief Executive Officer, ClearWave N.V	2002 2001 2000	312,736 298,555 273,515	170,629 222,125 205,136	579,037 709,913 603,287	6,134,083 (3)/0 (4) — 11,382	— — —	— — —	— — —

(1)	Bonus awards are paid in cash in the year following the financial year for which they are awarded.

(2)	Represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.

(3)	Indicates the number of options granted under the Corporation’s Employees Stock Option Plan in 2002, including the November 2001 Option Grants and November 2002 Option Grants, as defined. See “Compensation of Directors and Executive Officers — Option and Unit Grants in Last Financial Year”.

(4)	Indicates the number of units granted under the Corporation’s Performance Unit Plan in 2002, including the November 2001 Unit Grants, as defined, net of the number of units cancelled as a result of the November 2002 Option Grants, as defined. See “Compensation of Directors and Executive Officers — Option and Unit Grants in Last Financial Year”.

(5)	Mr. Bertrand’s principal position with the Corporation was changed to President of Telesystem (Antilles) Corporation N.V. on January 1, 2003.

(6)	Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.

(7)	These options were cancelled when Mr. Jackson left the Corporation as described in note 6.

Stock Option Plans for Directors, Senior Executives and Key Employees

     On April 30, 1997, the Corporation established the Employees Stock Option Plan. All of the options granted under the Employees Stock Option Plan to acquire Common Shares may be exercised within a maximum period of five years following the date of grant. Options may be exercised as follows: (i) options granted under the plan to employees, officers and consultants are exercisable after the first anniversary of the date of grant as to one-third of the optioned shares, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third of the optioned shares and are exercisable as to 100% upon a change of control of the Corporation; (ii) options granted under the plan to directors are exercisable after the first anniversary of the date of grant as to 100% of the optioned shares. All options are granted at a price not lower than the market price of the Common Shares on the day preceding the date of grant. Any option granted pursuant to the Employees Stock Option Plan will lapse 30 days after the holder thereof ceases to be a director, officer, employee or consultant of the Corporation (or within 90 days if the holder is dismissed without cause). In the event of death, retirement or disability, any option held by the optionee lapses twelve months after the date of any such death, retirement or disability. If an option holder’s employment or office with the Corporation is terminated within 18 months of a change of control of the Corporation, his or her options will be exercisable during a period of 12 months following such termination. The maximum number of Common Shares that are currently issuable under the Employees Stock Option Plan is 50,000,000 Common Shares. The maximum number of Common Shares that may be optioned in favor of any individual is 3% of the issued and outstanding shares from time to time.

     On April 30, 1997, the Corporation also established the Directors Stock Option Plan. Since March 5, 2002, directors are now eligible participants under the Employees Stock Option Plan. Therefore, it is not expected that options will continue to be granted under the Directors Stock Option Plan.

Performance Unit Plan

     On November 15, 2001, the Board of Directors, on the recommendation of the HR Committee, approved a Performance Unit Plan. Under the Performance Unit Plan, units are issuable to certain holders of options granted under the Employees Stock Option Plan. Units give right, upon a change of control of the Corporation, to the payment in cash of the difference between the then market price of the Common Shares of the Corporation and the threshold price of the units. Unless a change of control occurs before such dates, units expire on the earlier of November 15, 2006 and the participant’s date of termination of employment.

     On November 15, 2001, an aggregate of 15,430,000 units were issued to option holders at an average threshold price of US$1.50 or Cdn$2.38 per unit. For every two options granted to key employees under the Employees Stock Option Plan on November 15, 2001, one performance unit was granted. For each option granted in the future under the Employees Stock Option Plan to a holder of unit, one unit held by such holder will be cancelled. No additional units are expected to be granted under the Performance Unit Plan.

Option and Unit Grants in Last Financial Year

     Taking into consideration (a) options granted on November 15, 2001 subject to the approval by shareholders of certain amendments to the Employees Stock Option Plan presented at the annual shareholders’ meeting in May 2002, (the “November 2001 Option Grants”) and (b) options granted on November 12, 2002 subject to the approval by shareholders of certain amendments to the Employees Stock Option Plan presented at the annual shareholders meeting in May 2003 (the “November 2002 Option Grants”), a total of 47,070,027 options were granted to directors, officers, employees and consultants and 97,366 options were cancelled under the Employees Stock Option Plan in the last financial year.

     In 2002, no units were granted under the Performance Unit Plan. However, on November 15, 2001, 15,430,000 units were granted under such plan, subject to shareholders approving the amendments to the Employees Stock Option Plan presented at their annual meeting held in May 2002 (the “November 2001 Unit Grants”). In accordance with the provisions of the Performance Unit Plan, most of these units were cancelled as a result of the November 2002 Option Grants, as defined, leaving a net number of 103,826 units granted in 2002 and still outstanding as at May 18, 2003.

     The table below shows information regarding stock option and unit grants made to the Named Executive Officers under the Employees Stock Option Plan and the Performance Unit Plan during the financial year ended December 31, 2002, taking into consideration the November 2001 Option Grants, the November 2001 Unit Grants and the November 2002 Option Grants.

Market Value of
		Percentage of Net		Securities
		Total of		Underlying
	Securities Under	Options/Units		Options/Units
Name of Executive	Options (1)/Units	Granted in	Exercise Price or	on the Date of
Officers	Granted	Financial Year	Threshold Price	Grant (2)	Expiration Date
	(#)	(%)	(#/Cdn$)	(#/Cdn$)

Bruno Ducharme	2,116,942/33,058	25.7%/31.8%	4,200,000/$1.90 3,900,000/$1.25 11,019/$1.67 11,019/$2.38 11,020/$3.09 4,016,942/US$0.43	4,200,000/$0.62 3,900,000/$0.62 11,019/$0.62 11,019/$0.62 11,020/$0.62 4,016,942/$0.60	Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 11, 2007

Mario Bertrand	3,743,484/10,203	8.0%/9.8%	3,687/$1.23 1,300,000/$1.90 1,200,000/$1.25 3,401/$1.67 3,401/$2.38 3,401/$3.09 1,239,797/US$0.43	3,687/$1.23 1,300,000/$0.62 1,200,000/$0.62 3,401/$0.62 3,401/$0.62 3,401/$0.62 1,239,797/$0.60	Mar. 6, 2008 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 11, 2007

René Patoine	2,505,664/6,836	5.3%/6.6%	875,000/$1.90 800,000/$1.25 2,279/$1.67 2,279/$2.38 2,278/$3.09 830,664/US$0.43	875,000/$0.62 800,000/$0.62 2,279/$0.62 2,279/$0.62 2,278/$0.62 830,664/$0.60	Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 11, 2007

James J. Jackson	2,505,664/6,836	5.3%/6.6%	875,000/$1.90 800,000/$1.25 2,279/$1.67 2,279/$2.38 2,278/$3.09 830,664/US$0.43	875,000/$0.62 800,000/$0.62 2,279/$0.62 2,279/$0.62 2,278/$0.62 830,664/$0.60	Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 14, 2006 Nov. 11, 2007

Alexander Tolstoy	6,134,083/0	13.0%/0.0%	2,000,000/$1.90 1,900,000/$1.25 2,234,083/US$0.43	2,000,000/$0.62 1,900,000/$0.62 2,234,083/$0.60	Nov. 14, 2006 Nov. 14, 2006 Nov. 11, 2007

(1)	Underlying securities: Common Shares.

(2)	The closing price of the Common Shares on the TSX on the last trading day preceding the grant date was, in the case of options granted on November 15, 2001, $3.44. However, given the volatility of the Common Shares during this period, the TSX consented to the grant of options at a price reflecting more adequately the market price of the Common Shares in the weeks preceding the date of the grant. Therefore, the market value of the Common Shares for the purpose of this table is determined based on their closing price on November 8, 2001.

Aggregated Options and Units Exercised in Last Financial Year and Financial
Year End Option and Unit Values

     The following table summarizes, for each of the Named Executive Officers, the number of stock options and units, if any, exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise and the total number of unexercised options and units, if any, held at December 31, 2002. Value realized upon exercise is the difference between the market value of the underlying Common Shares on the exercise date and the exercise or threshold price of the option or unit. The value of unexercised “in-the-money” options or units at financial year-end is the difference between its exercise or threshold price and the market value of the underlying Common Shares on December 31, 2002, which was Cdn$0.50 per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The options and units may never be exercised, and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. Units are exercisable only upon a change of control of the Corporation.

Value of Unexercised
	Securities		Unexercised Options/Units at		“In-the-Money” (1) Options and
	Acquired	Aggregate	December 31, 2002		Units at December 31, 2002 (2)
Name of Executive	on	Value
Officers	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)

Bruno Ducharme	—	—	2,788,232/0	9,461,588/33,058	—	—
Mario Bertrand	—	—	860,709/0	2,928,400/10,203	—	—
René Patoine	—	—	584,167/0	956,997/6,836	—	—
James J. Jackson	—	—	558,333/0	947,331/6,836	—	—
Alexander Tolstoy	—	—	1,322,124/0	4,839,498/0	—	—

(1)	“In-the-money” options or units are options or units for which the market value of the underlying securities is higher than their exercise or threshold price.

(2)	The value of unexercised “in-the-money” options and units is calculated using the closing price of the Common Shares on the TSX on December 31, 2002, i.e. Cdn$0.50, less the exercise or threshold price of “in-the-money” options and units

Retention Incentive

     The Named Executive Officers are covered by the Corporation’s retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between three months and 36 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentives range from 12 to 36 months.

Short-Term Incentive Compensation

     The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, EBITDA and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Board of Directors.

     For the Named Executive Officers, bonuses range from 30% to 50% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher but cannot exceed twice the target bonuses. When objectives are not met, bonuses are lower and not paid at all when they are met at less than certain specified thresholds.

     For financial year 2002, the Human Resources Committee (“HR Committee”) reviewed and recommended to the Board of Directors approval of bonuses under the short-term incentive plan that were in line with the level of achievement of the strategic and operational objectives.

Long-Term Incentive Compensation

     The long-term incentive compensation is made up of the Employees Stock Option Plan and the Performance Unit Plan.

     Introduced in 1997, the Employees Stock Option Plan is designed to motivate directors, officers, employees and consultants, align their interests with the Corporation’s shareholders over the long-term and create an ownership mentality. It is of limited duration and is subject to the HR Committee review to ensure maintenance of its market competitiveness.

     The current Employees Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Common Shares. The number of options granted to directors, officers and employees is determined so as to deliver an intended target annual compensation value, which, for officers and employees, is expressed as a multiple of their base salary. Under the current policy, the multiples range from 17.5% to 337.5% (95% to 337.5% for the Named Executive Officers) of the annual base salary.

     Pursuant to the Employees Stock Option Plan, the option grants are reviewed and recommended by the HR Committee for approval by the Board of Directors. The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Common Shares are listed and with all relevant securities legislation.

     Introduced in 2001 in the context of the Corporation’s equity recapitalization plan, the Performance Unit Plan was designed, as a supplement to the Employees Stock Option Plan, to provide an additional incentive to employees in various divestiture scenarios. Payout under the Performance Unit Plan will therefore only be made if the Corporation experiences a change of control.

Special Cash Incentive Compensation

     On November 12, 2002, the Board of Directors, on the recommendation of the HR Committee, approved a mid-term incentive plan called the Special Cash Incentive Plan.

     The Special Cash Incentive Plan rewards the achievement of pre-determined corporate strategic objectives or milestones, including certain asset sales, aimed at maximizing the Corporation’s value in the medium term.

     The Special Cash Incentive Plan is effective from November 12, 2002 to December 31, 2003 and only employees of the Corporation holding managerial positions are eligible to participate in the Plan.

     Each of the pre-determined corporate strategic objectives has a pre-defined incentive “pool”, whose size reflects its impact on the Corporation’s value. Each participant’s share of the “pool” is also pre-defined based on his or her level and degree of influence/impact on the achievement of the said objective.

     The actual cash payouts under the Plan are determined on a “pass or fail” basis and there are no grading schedules and no stretches. If the objective is achieved, the pre-defined payouts corresponding to the said objective are made. If it is not achieved, there are no payouts in respect of such objective. The achievement of the objective is determined by the acceptance of the corresponding transaction by the Board of Directors or by the completion of the corresponding transaction as per the business plan approved by the same board, as applicable.

     For the Named Executive Officers, the potential cash payouts range from US$40,787 to US$607,310 depending on the objective. No payouts were made under the Special Cash Incentive Plan during the financial year ended December 31, 2002.

Compensation Plan Control and Review

     The HR Committee is responsible for ensuring that executive compensation conforms to the Corporation’s total compensation policy. The Corporation’s relative position in terms of compensation levels, including the proper balance between cash and incentive compensation, is determined, as needed, through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

Indemnification of Directors and Officers and Limitation of Liability

     Pursuant to our by-laws, subject to the limitations provided by law, we will indemnify our present or former directors and officers or any persons who act or acted at our request as directors or officers of a body corporate of which we are or were a shareholder or creditor, and for all costs, losses, charges and expenses that arose or may arise by reason of their status as directors or officers of TIW or such body corporate.

     We maintain insurance protection against liability incurred by our officers and directors, as well as those of our subsidiaries, in the performance of their duties. We pay the entire premium, amounting approximately to $1.1 million in 2002. The aggregate limit of liability in respect of any and all claims is $50 million for the insured period of April 1, 2002 to April 1, 2003.

Indebtedness of Directors and Executive Officers

     We made no loans to our directors and officers during the financial year ended December 31, 2002 and no loan was outstanding as of that date.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

Ownership of Securities by Directors and Senior Officers

     The table below sets forth as of March 31, 2003 the common shares, stock options to acquire common shares, units, 7.00% equity subordinated debentures and senior notes (13 1/4% senior discount notes due 2007, 10 1/2% senior discount notes due 2007 or 14% senior guaranteed notes) held by each of our directors and officers and their associates and majority owned subsidiaries. Besides Mr. Sirois’ indirect ownership of 27.6% of the common shares, to our knowledge, no director or officer exercises control over more than 1% of each class of our securities.

	Common Shares	Options (1)	7.00% Debentures	Senior Notes

Directors	#	#	$ of Face Value	$ of Face Value

Daniel Cyr	12,742	25,531	—	—
Jacques A. Drouin	77,975	275,015	—	—
François Laurin	—	—	—	—
Michael R. Hannon	—	—	—	—
C. Kent Jespersen	12,293	274,228	—	—
Eva Lee Kwok	—	273,698	—	—
Jonathan Meggs	—	—	—	—
Charles Sirois(2)	128,786,239	—	—	—
Officers
Bruno Ducharme	442,078	12,249,820	—	111,000
André Gauthier	2,930	2,517,365	—	—
Jacques P. Langevin	—	2,526,953	—	—
Margriet Zwarts	20	2,519,764	—	—

(1)	These options vest and expire on pre-determined dates and are exercisable at prices ranging between Cdn$0.52 and Cdn$340.00.

(2)	Mr. Sirois exercised control over 128,765,419 subordinate voting shares through Telesystem and certain of its subsidiaries.

EMPLOYEES

     As of March 1, 2003, we had 27 employees at the corporate level including expatriate employees assigned to foreign operations. As at December 31, 2002, we had approximately 3,190 employees, including employees of our continuing operations, compared to approximately 3,150 and 2,610 as at December 31, 2001 and December 31, 2000 respectively. These numbers include for 2002, 2001 and 2000, respectively, 1,700, 1,560 and 1,510 employees of MobiFon, 1,350, 1,350 and 850 employees of Ceský Mobil, and 200, 180 and 150 for Hexacom. None of these employees are members of labor unions. We believe that our subsidiaries and us enjoy good relationships with our respective employees.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

TIW

Major Shareholders

     The following table and notes thereto set forth certain information regarding ownership of our voting securities and securities convertible or exchangeable into our voting securities, outstanding as of March 31, 2003, namely our common shares, preferred shares and 7.00% equity subordinated debentures, for the following persons:

(1)	each person who is known by us to be the beneficial owner of 5% or more of our outstanding common shares, being our only class of voting securities; and

(2)	all other stakeholders as a group.

	Expressed as a % of all Outstanding

	Subordinate
Name of Beneficial Owner	Voting Shares (5)	Preferred Shares (6)	7.00% Debentures (7)

Telesystem (1)	27.6	—	—
CDPQ (2)	13.9	—	—
UFI (3)	16.6	100.0	—
J.P. Morgan Partners, LLC (4)	17.5	—	—
Other Holders	24.4	—	100.0
Total	100.0	100.0	100.0

(1)	Includes securities held by subsidiaries of Telesystem, ultimately controlled by Charles Sirois.

(2)	Caisse de dépôt et placement du Québec. Includes securities held by Capital Communications CDPQ and other subsidiaries of the Caisse de dépôt et placement du Québec.

(3)	U.F. Investments (Barbados) Ltd., an affiliate of Hutchison Whampoa Ltd.

(4)	Represents securities held by affiliates of J.P. Morgan Partners, LLC.

(5)	Based on a total of 467,171,850 common shares outstanding. The holdings of subordinate voting shares for each named beneficial holders are 128,765,419 for Telesystem, 64,800,642 for CDPQ, 77,579,054 for UFI and 81,814,409 for J.P. Morgan Partners, LLC.

(6)	Based on a total of 35,000,000 Preferred Shares outstanding.

(7)	Based on a total of Cdn$1,236,500 in principal amount of 7.00% equity subordinated debentures outstanding.

     To our knowledge, Caisse de dépôt et placement du Québec and/or its subsidiaries have held in the past and may still hold an interest in our 13 1/4% senior discount notes due 2007, 10 1/2% senior discount notes due 2007 or 14% senior guaranteed notes due December 30, 2003. To our knowledge, other than as disclosed in this prospectus, Telesystem, Caisse de dépôt et placement du Québec, U.F. Investments (Barbados) Ltd. and J.P. Morgan Partners, LLC did not, as of March 31, 2003, own or exercise control over any of our other securities.

Related Party Transactions

     During the financial year ended December 31, 2002, neither we nor our subsidiaries entered into any transaction with an insider or associate of ours, with any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, that has or would materially affect us or any of our subsidiaries, except for transactions entered into under the following agreements:

1.	An agreement entered into between Telesystem and us pursuant to which Telesystem selects nominees for our president and chief executive officer for recommendation to and approval by our board of directors.

2.	An amended and restated credit agreement dated as of February 4, 2002, among us, Telesystem (Antilles) Corporation N.V. and Telesystem International Wireless Corporation N.V. as borrowers and Canadian Imperial Bank of Commerce, Caisse de dépôt et placement du Québec, Chase Securities Inc.,

(an affiliate of J.P. Morgan Partners, LLC), Deutsche Bank of Canada and National Bank of Canada as lenders for our senior credit facility as amended on August 15, 2002 and December 6, 2002. In March 2003, we repaid in full the amount outstanding under the facility and the facility was terminated.

3.	The master and purchase agreement entered into among Telesystem, Capital Communications CDPQ, an affiliate of J.P. Morgan Partners, LLC and an affiliate of Hutchison Whampoa Limited, as purchasers, and certain other affiliates of J.P. Morgan Partners, LLC and us, as issuer, dated November 28, 2001, pertaining among other things to the purchase of our special warrants and purchase warrants, the conversion of all of our outstanding 7.75% convertible debentures and all of our outstanding multiple voting shares into subordinate voting shares. The parties to the master and purchase agreement have amended its terms three times by means of a first amending agreement dated January 18, 2002, a second amending agreement dated January 24, 2002 and a third amending agreement dated February 5, 2002.

4.	An amended and restated investors rights agreement dated January 24, 2002, among Telesystem, Capital Communications CDPQ, certain affiliates of JP Morgan, certain affiliates of Hutchison Whampoa, whom we refer to collectively as the major shareholders, and us providing for minority and majority representation rights on our board of directors and setting out certain principles of corporate governance. This agreement amended and supplemented an investors rights agreement dated November 29, 2001.

Pursuant to the amended and restated investors rights agreement, on March 5, 2002 we (1) reduced the size of our board of directors to eight members, (2) caused the appointment to our board of directors the nominees of the major shareholders, and the nominees provided by our board of directors, as provided for under the investor rights agreement, who were not already members of our board of directors, and (3) caused to be executed such documentation as is legally or otherwise required to effect these actions.

Also on March 5, 2002 (1) the affiliates of JP Morgan, collectively, and (2) each of an affiliate of Hutchison Whampoa, Telesystem and Capital Communications CDPQ, individually, nominated candidates for appointment or election to our board of directors as follows:

(a)	Capital Communications CDPQ — 1 board member;

(b)	Telesystem — 2 board members;

(c)	the affiliates of JP Morgan — 2 board members;

(d)	the affiliate of Hutchison Whampoa — 1 board member.

Subject to the requirements of the Canada Business Corporation Act and the rules of the TSX, and The Nasdaq Stock Market or the NASD, as applicable, and the additional requirements of the investors rights agreement, our board of directors has the right to nominate for election or appointment to the board of directors any other individual persons required to bring the number of directors on the board of directors to eight; provided, however, that such other individual persons so nominated for election or appointment by the board of directors shall at all times consist of, to the extent practicable, persons who are independent of our management, the major shareholders and us, and possess substantial industry or other experience relevant or applicable to our strategic decision making.

Pursuant to the investors rights agreement, each major shareholder agreed with the other major shareholders to vote all of its shares in favor of the nominees put forward for election by each major shareholder and our board of directors in accordance with the investors rights agreement at each of our duly constituted shareholders’ meetings at which members of our board of directors are to be elected, and each major shareholder and we agreed to use our respective best efforts to cause any vacancy on our board of directors to be filled by a nominee of the major shareholder, or our board of directors, as the case may be, entitled to fill that vacancy. Nothing in the investors rights agreement requires any party thereto to grant a proxy in favor of another party thereto or to our management.

5.	A use of premises and service agreement between us and Telesystem Ltd. providing for the use and enjoyment by us of approximately 8,700 square feet of the premises leased by Telesystem Ltd. at 1250

René-Lévesque West, 38th floor in Montreal, for annual rent of approximately Cdn$385,000 including furniture.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated financial statements for the fiscal years ended December 31, 2000, 2001 and 2002 and the auditors’ report signed by Ernst & Young LLP are presented at Item 18 of this report.

LEGAL PROCEEDINGS

     We are involved in litigation, along with our subsidiaries and operating companies, from time to time in the ordinary course of our businesses. In management’s opinion, the litigation in which we or our subsidiaries or operating companies are currently involved is not material to our financial condition, results of operations or cash flow.

SIGNIFICANT CHANGES

Sale of Minority Interest in MobiFon and MobiFon Share Repurchase

     In 2002, MobiFon has initiated a share repurchase of up to US$38.8 million of which ClearWave’s share is US$24.6 million. Shareholders of MobiFon have until June 30, 2003, to tender their shares in order to realize their pro-rata share of this distribution amount. To date, MobiFon has already repurchased shares tendered by ClearWave for proceeds of US$24.6 million.

     On March 19, 2003 we announced that we had closed the sale of 11,135,555 shares of MobiFon currently owned by ClearWave, representing 5.75% of the then issued and outstanding share capital of MobiFon for a total cash consideration of US$42.5 million.

     ClearWave used substantially all of the proceeds from the sale and from the previously mentioned share repurchase by MobiFon to repay intercompany demand notes due to us and pay related interest. We used the proceeds from the repayment of those notes by ClearWave to reduce indebtedness at the corporate level. Depending on the timing and extent of each MobiFon shareholder’s participation in the share repurchase, ClearWave’s ultimate ownership of MobiFon may vary between 56.58% and 58.90%.

Sale of Brazilian Operations

     On March 26, 2003 we sold our indirect 49% interest in Telpart Participações S.A (Telpart) to Highlake International Business Company Ltd., an affiliate of Opportunity Fund. Telpart controls Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A., holding companies of two cellular operators in Brazil. Outstanding litigation between us and the Opportunity group of companies has also been settled as part of this transaction. The total cash consideration received by us is US$70 million of which US$5 million was paid by Telemig and Tele Norte for release of claims for technical services.

Repayment of Senior Credit Facility and Partial Redemption of 14% Senior Guaranteed Notes

     In March 2003, we repaid in full the amount outstanding under our senior credit facility and the facility was terminated. On April 25, 2003, as required by the indenture governing our 14% senior guaranteed notes, we used the net cash proceeds from the sale of our Brazilian assets, after full repayment of loans outstanding under our senior corporate credit facility, to redeem at par US$48 million in principal amount plus accrued interest. After the redemption, our corporate indebtedness consisted essentially of US$172 million in 14% senior guaranteed notes due December 2003.

Share Consolidation

     On May 2, 2003, our shareholders approved an amendment to our articles of incorporation to consolidate all issued and outstanding common shares on the basis of a ratio within the range of one post-

consolidation share for every five pre-consolidation shares to one post-consolidation share for every 25 pre-consolidation shares, with the ratio to be selected and implemented by our Board of Directors in its sole discretion, if at all, at any time prior to April 30, 2004.

ITEM 9 — THE OFFER AND LISTING

OFFER AND LISTING DETAILS

     Not applicable.

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

Common Shares

     Our common shares are listed for trading on the TSX under the symbol “TIW” and on the Nasdaq SmallCap Market under the symbol “TIWI”. Our subordinate voting shares began trading on the TSX on May 9, 1997, prior to which there was no public market for such shares and on the Nasdaq on June 8, 1998. On June 23, 2001, we consolidated the subordinate voting shares on a 5 for 1 basis. On June 27, 2001, the subordinate voting shares started trading on the TSX and Nasdaq on a consolidated basis. On May 17, 2002, contemporaneously with the elimination of multiple voting shares from our share capital, we redesignated the subordinate voting shares as common shares. The CUSIP for the common shares is 879946-50-7. The following tables set forth, for the years, calendar quarters and months indicated, the range of high and low closing sale prices for the subordinate voting shares as reported on the TSX and the Nasdaq. All data has been adjusted to give effect to the 5 for 1 consolidation:

	Toronto Stock Exchange			Nasdaq
	Price Range			Price Range

	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

2001
First quarter	43.25	11.40	4,366	29.40	7.35	188
Second quarter	18.35	5.80	8,407	11.85	3.95	435
Third quarter	10.70	0.86	3,932	7.31	0.60	355
Fourth quarter	3.44	0.42	29,053	2.19	0.25	6,939
2002
First quarter	1.880	0.980	16,568	1.160	0.620	3,525
Second quarter	1.150	0.520	9,465	0.740	0.360	2,856
Third quarter	0.720	0.230	28,633	0.510	0.160	7,929
Fourth quarter	0.780	0.265	44,844	0.510	0.160	53,154

	Toronto Stock Exchange			Nasdaq
	Price Range			Price Range

	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

1997	149.50	71.25	2,308	—	—	—
1998	177.50	62.50	3,916	110.65	39.40	998
1999	269.25	96.25	5,264	186.55	64.05	838
2000	352.50	28.25	15,016	240.00	18.75	2,370
2001	43.25	0.42	45,759	29.40	0.25	7,917
2002	1.88	0.23	99,510	1.16	0.16	67,464

	Toronto Stock Exchange			Nasdaq
	Price Range			Price Range

	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

October 2002	0.450	0.265	6,122	0.280	0.160	1,353
November 2002	0.770	0.395	26,868	0.510	0.250	35,752
December 2002	0.780	0.460	11,854	0.499	0.300	16,049
January 2003	0.620	0.500	6,570	0.410	0.321	5,777
February 2003	0.600	0.470	6,113	0.390	0.319	3,202
March 2003	0.425	0.240	28,089	0.280	0.160	20,319
April 2003	0.520	0.355	6,392	0.360	0.240	7,240

Senior Notes

     In June 1997, we issued 13 1/4% senior discount notes with a nominal value of $380 million. In October 1997, we issued 10 1/2% senior discount notes with a nominal value of $167 million. Both the 13 1/4% notes and the 10 1/2% notes are unsecured and are due June 30, 2007, and November 1, 2007, respectively, with cash interest payable semi-annually commencing December 31, 2002, and May 1, 2003, respectively. In March 1998, we exchanged the 13 1/4% notes and the 10 1/2% notes for Series B 13 1/4% senior discount notes and Series C 10 1/2% senior discount notes, respectively, pursuant to the registration rights agreement relating to such notes. The Series B 13 1/4% notes and the Series C 10 1/2% notes have been registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Pursuant to an exchange offer completed on September 19, 2001, Series B 13 1/4% notes representing a nominal value of $379,470,000 and Series C 10 1/2% notes representing a nominal value of $166,980,000 were tendered and cancelled in exchange for $50 million in cash and $195 million in 14% senior guaranteed notes. The 14% notes are guaranteed by one of our subsidiaries and are secured by a second ranking lien on certain of our assets. The 14% notes are due December 30, 2003 with interest payable semi-annually on June 30 and December 30 of each year commencing on December 30, 2001. The first two interest payments, payable in cash or kind, were paid through the issuance of additional notes. Other interest payments are payable only in cash. In April, 2002 we exchanged the 14% notes pursuant to the registration rights agreement relating to such notes. The new 14% notes have been registered under the Securities Exchange Act of 1933 on a registration statement on Form F-4, which was declared effective March 29, 2002. The 13 1/4% notes, the 10 1/2% notes and the 14% notes are referred to as the TIW Notes.

     There is currently no established trading market for the TIW Notes. There can be no assurance as to (1) the liquidity of any such market that may develop, (2) the ability of the holders of such securities to sell them or (3) the prices at which any such sales may be made. We do not presently intend to apply for a listing of the TIW Notes on any national securities exchange or to quote them on a quotation system. The record holder of the TIW Notes is a nominee of The Depository Trust Company in New York, New York.

7.00% Equity Subordinated Debentures

     In February 1999, we completed the issuance of Cdn$150.0 million (US $98.6 million, at the time of the issuance) of 7.00% equity subordinated debentures due February 15, 2002, with cash interest payable semi-annually. On February 5, 2002, we repurchased Cdn$145,056,000 in pre-amendment principal amount at maturity of 7.00% debentures in exchange for a combination of cash, subordinate voting shares and warrants. On February 5, 2002, we also amended the terms of the indenture to, among other things, postpone the maturity to December 30, 2006 and reduce the principal amount at maturity of each Cdn$1000 of 7.00% debenture to Cdn$250. Following the amendments the 7.00% coupon is now payable on the revised principal and is payable semi-annually beginning on June 30, 2002. There remains now outstanding Cdn$1,236,500 in post-amendment principal amount at maturity of 7.00% debentures. Each 7.00% debenture will be convertible on maturity, at the option of the holder, into our common shares. The amended 7.00% debentures are listed on the TSX under the symbol “TIW.db.a”. The pre-amendment 7.00% debentures were listed on the TSX under the symbol “TIW.db”. The CUSIP for the 7.00% debenture is 879946-AJ-O. The following tables set forth, for the years, calendar quarters and months indicated, the range of high and low closing prices for the 7.00% debentures as reported on the TSX prior to December 31, 2001. Following the amendments there has been substantially no trading activity on the 7.00% debentures. The few trades of the amended debentures that occurred in the last 6 months were in a range of 10% to 25% of their principal amount.

PRE-AMENDMENT — TIW.DB

	Toronto Stock Exchange
	Price Range
	(% of principal amount)

	High	Low

1999	115.00	98.80
2000	123.95	60.00
2001	78.00	16.00

	Toronto Stock Exchange
	Price Range
	(% of principal amount)

	High	Low

2000
First quarter	123.95	110.50
Second quarter	115.00	101.00
Third quarter	111.00	100.50
Fourth quarter	102.00	60.00
2001
First quarter	78.00	45.00
Second quarter	65.00	27.00
Third quarter	59.00	30.00
Fourth quarter	40.00	15.00

	Toronto Stock Exchange
	Price Range
	(% of principal amount)

	High	Low

July 2001	59.00	37.50
August 2001	47.00	30.00
September 2001	39.00	26.00
October 2001	31.00	15.00
November 2001	40.00	16.00
December 2001	31.00	27.00
January 2002	33.00	26.00
February 2002	29.00	29.00

Units and Rights

     In February 2001, we completed a units offering of $260.4 million. Each unit was comprised of (1) one class A subordinate voting share of ClearWave N.V. and (2) an option to purchase one fifth of one of our subordinate voting shares by surrendering the unit at any time from the issuance of the units until June 30, 2002. The ClearWave shares were non-detachable from the unit before June 30, 2002. On that date, the option to purchase our subordinate voting shares not exercised expired and detached from the ClearWave share.

     The units were offered for sale through a rights issue to holders of multiple and subordinate voting shares of the Company. The rights traded on the TSX under the symbol “TIW.RT” between January 23, 2001 and February 13, 2001. Each two rights entitled the holder thereof to purchase one unit at a price of Cdn$9.05. At December 31, 2001, we had 45.9 million units outstanding. Pursuant to a unit exchange offer, we repurchased in February 2002, 33.7 million units in exchange for a combination of subordinate voting shares and warrants. On June 30, 2002, 12.1 million units expired and the 12.1 million ClearWave shares comprised in such units were distributed to holders of units. The units were traded on the TSX under the symbol “TIW.UN” between February 14, 2001 and June 30, 2002. The CUSIP for the units was 879946-20-0.

     The following table sets forth, for the months indicated, the range of high and low closing prices for the units as reported on the TSX.

	Toronto Stock Exchange
	Price Range
	(Cdn$)

	High	Low

2001
First quarter	9.45	6.25
Second quarter	7.50	4.50
Third quarter	6.00	4.00
Fourth quarter	7.30	4.00
2002
First quarter	8.50	4.50
Second quarter	7.75	5.00

	Toronto Stock Exchange
	Price Range
	(Cdn$)

	High	Low

January 2002	6.05	4.50
February 2002	7.00	5.25
March 2002	8.50	5.50
April 2002	7.75	6.75
May 2002	7.00	6.00
June 2002	6.00	5.00

ESD Warrants 2003

     On February 5, 2002, in partial payment for debentures tendered under our offer to purchase the 7.00% equity subordinated debentures, we issued 2,470,267 ESD Warrants 2003. Each whole warrant entitled its holder to purchase one common share at a price of Cdn$1.61 at any time until March 31, 2003. On that date, all 2,470,267 ESD Warrants 2003 expired without being exercised. The ESD Warrants 2003 were listed on the TSX under the symbol “TIW.WT”. The CUSIP number for the ESD Warrants 2003 was 879946-13-5.

     The following table sets forth, for the months indicated, the range of high and low closing prices for the ESD Warrants 2003 as reported on the TSX.

	Toronto Stock Exchange
	Price Range
	(Cdn$)

	High	Low

November 2002	0.09	0.03
December 2002	0.08	0.03
January 2003	0.10	0.03
February 2003	0.07	0.03
March 2003	0.03	0.01

	Toronto Stock Exchange
	Price Range
	(Cdn$)

	High	Low

2002
First quarter	0.50	0.03
Second quarter	0.20	0.05
Third quarter	0.10	0.02
Fourth quarter	0.09	0.01
2003
First quarter	0.10	0.01

	Toronto Stock Exchange
	Price Range
	(% of principal amount)

	High	Low

2002	0.50	0.01
2003	0.10	0.01

ESD Warrants 2002

     On February 5, 2002, in partial payment for debentures tendered under our offer to purchase 7.00% equity subordinated debentures, we issued 3,671,730 ESD Warrants 2002. Each whole warrant entitled its holder to purchase one common share at a price of Cdn$1.61 at any time until September 30, 2002. On that date all 3,671,730 ESD Warrants 2002 expired without being exercised. A trading market for the ESD Warrants 2002 was never established. The CUSIP number for the ESD Warrants 2002 was 879946-14-3.

Unit Warrants

     On February 28, 2002, in partial payment for units tendered under our unit exchange offer we issued 8,531,540 Unit Warrants. Each whole Unit Warrant entitles its holder to purchase one subordinate voting share at a price of Cdn$1.59 at any time until March 31, 2003. On that date, all 8,531,540 Unit Warrants expired without being exercised. A trading market for the Unit Warrants was never developed. The CUSIP number for the Unit Warrant was 879946-40-8.

ITEM 10 — ADDITIONAL INFORMATION

SHARE CAPITAL

     Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series. Our common shares are listed for trading on the TSX under the symbol TIW and on the Nasdaq under the symbol TIWI. Our common shares began trading on the TSX on May 9, 1997, prior to which there was no public market for such shares and on the Nasdaq on June 8, 1998. On June 22, 2001, our shareholders approved a one-for-five (1:5) consolidation of our share capital and the common shares started trading on a consolidated basis on June 27, 2001. On February 5, 2002, all multiple voting shares outstanding were converted into subordinate voting shares now redesignated as a single class of common shares since May 17, 2002.

     The following is a brief description of the attributes of our relevant convertible securities and share capital.

Common Shares

     The common shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs. The holders of common shares are entitled to receive dividends on a share-for-share basis out of the assets legally available therefore at such times and in such amounts as our board of directors may determine.

     The common shares carry one vote per share. The holders of common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat as a single class on all matters to be voted on by our shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately pursuant to the Canada Business Corporations Act or our articles.

     The common shares are not redeemable nor retractable. Upon our liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in our remaining property and assets available for distribution to such holders.

Preferred Shares

     The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors and carrying rights and privileges fixed by our board of directors. Any series of preferred shares, if issued, may rank prior to common shares with respect to the payment of dividends and the distribution of assets. In such a case, in the event of our dissolution, the distribution of our assets upon our liquidation or the distribution of all or part of our assets among our shareholders, holders of preferred shares would be entitled to receive, in cash or in property, an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, plus such amount equal to accrued and unpaid dividends, or declared and unpaid dividends and, if any, any amount specified in our articles.

Non-Voting Preferred Shares

     On March 6, 2002, we created a first series of non-voting preferred shares. This series of non-voting preferred shares ranks pari passu on a share for share basis with the common shares but does not carry any voting rights. 55,000,000 non-voting preferred shares have been authorized for issuance. Non-voting preferred shares may be issued pursuant to the exercise of special warrants or purchase warrants under the master and purchase agreement if our board of directors determines that the issuance of common shares upon exercise thereof, when combined with the acquisition or continuing ownership or any other of our securities by holders of such special warrants or purchase warrants would likely result (i) in such holders being considered a “group” within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act such that certain provisions of our debt instruments pertaining to a change of control may be triggered or (b) in

Capital Communications CDPQ increasing its voting position in us as of November 28, 2001 by more than 10%. Subject to the same conditions giving rise to their issuance the non-voting preferred shares are convertible into common shares on a one-for-one basis subject to applicable adjustments. On March 13, 2002, we issued 35,000,000 non-voting preferred shares.

7.00% Equity Subordinated Debentures due 2002

     We issued on February 15, 1999, Cdn$150,000,000 principal amount of 7.00% equity subordinated debentures pursuant to an indenture entered into between Montreal Trust Company of Canada, as trustee, and us. On November 29, 2001, we launched the 7.00% equity subordinated debentures purchase offer with the intent of repurchasing the 7.00% equity subordinated debentures and amending the terms of the indenture governing them. On February 5, 2002, we repurchased an aggregate of Cdn$145,054,000 in principal amount of 7.00% equity subordinated debentures and executed a supplemental indenture pursuant to the 7.00% equity subordinated debentures purchase offer. The following is a description of some of the terms of the indenture governing the 7.00% equity subordinated debentures, as amended by the supplemental indenture we entered into on February 5, 2002. We refer to the indenture, as amended, as the amended 7.00% equity subordinated debenture indenture.

     Pursuant to the amended 7.00% equity subordinated debenture indenture, the 7.00% equity subordinated debentures mature on December 31, 2006 and have a principal amount at maturity of Cdn$250 each, rather than Cdn$1,000 as per the original 7.00% equity subordinated debenture indenture. The 7.00% equity subordinated debentures bear interest at the rate of 7.00% per annum, calculated on the basis of a principal amount of Cdn$250, payable semi-annually in arrears on June 30 and December 31 in each year commencing June 30, 2002, with the first interest coupon under the amended 7.00% equity subordinated debenture indenture being calculated from February 5, 2002. We have the option, in lieu of paying the principal amount of the 7.00% equity subordinated debentures in cash at maturity, to deliver that number of freely tradable common shares obtained by dividing the principal amount of the 7.00% equity subordinated debentures by the greater of Cdn$1.00 or 95% of the then current market price of the common shares, provided no event of default, as defined in the amended 7.00% equity subordinated debenture indenture, shall have occurred and be continuing. Each 7.00% equity subordinated debenture is convertible at maturity at the option of the holder into that number of common shares equal to the conversion number, as defined in the amended 7.00% equity subordinated debenture indenture. The conversion number will be calculated as of the date of conversion as:

(a)	the conversion value, as defined in the supplemental 7.00% equity subordinated debenture indenture, as of such date, being the subordinate voting share value, divided by

(b)	95% of the then current market price of the common shares.

     The subordinate voting share value will be equal to 56.818182 (subject to applicable adjustments) — the subordinate voting share rate — multiplied by the current market price of the common shares on the date of conversion. We have the option, in lieu of delivering common shares on conversion, to pay the conversion value in cash for 7.00% equity subordinated debentures tendered for conversion. The conversion number is subject to adjustment upon the occurrence of certain events. The 7.00% equity subordinated debentures will be convertible at the option of the holder prior to maturity upon the occurrence of an offer, as defined in the amended 7.00% equity subordinated debenture indenture, or an event of default.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     We were incorporated in Canada on September 9, 1996 under the name 3293505 Canada Inc. On March 11, 1997 we amended our articles of incorporation to, among other things, change our name to Telesystem International Wireless Inc. On May 1, 1997, we again amended our articles of incorporation to, among other things, effect certain changes to our share capital. Our articles of association were again amended on June 22, 2001 to effect a share consolidation on a five-for-one basis and on March 6, 2002 to create a series of non-voting preferred shares. A description of certain rights and limitations attached to our shares and certain procedures applicable at our meetings of shareholders as well as other pertinent information may be found under captions “ITEM 10 — Additional Information — Share Capital”.

MATERIAL CONTRACTS

     The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding publication of this document:

1.	Amended and Restated Investors Rights Agreement dated January 24, 2002 among the Corporation, Telesystem, CDPQ, certain affiliates of JP Morgan and certain affiliates of Hutchison providing for minority and majority representation rights on the Board of Directors of the Corporation and setting out certain principles of corporate governance which amends and supplements a certain Investors Rights Agreement dated November 29, 2001;

2.	Mutual Release dated March 26, 2003 by and among TIW and certain of its subsidiaries, Highlake International Business Company Ltd., Opportunity Fund and CVC/Opportunity Equity Partners L.P. providing for the settlement of certain outstanding litigation and certain potential claims between the parties.

3.	Loan Agreements between ClearWave and us, and ClearWave and TIWC, representing advances made by TIW and TIWC to finance ClearWave’s development costs. As at March 31, 2003, an aggregate amount of $54.1 million in advances were made to ClearWave, bearing an annual interest rate of 14% and repayable on demand. These advances are convertible into class A subordinate voting shares of ClearWave subject to corporate and regulatory approvals;

4.	Exit Deed dated March 19, 2003 among EMP, TIW, TIWC and us providing for certain exit rights granted to Emerging Market Partnerships in connection with their investment in MobiFon;

5.	License awarded to Ceský Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002;

6.	License awarded to Ceský Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002;

7.	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002);

8.	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002);

9.	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002);

10.	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002.

EXCHANGE CONTROLS

     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business,” all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain Canadian federal income tax considerations relating to an investment in either: (i) the common shares; (ii) the ESD Warrants 2002, the ESD Warrants 2003 and the Unit Warrants (collectively also referred to as the TIW Warrants); (iii) the 7.00% equity subordinated debentures; or (iv) the 10 1/2% senior discount notes, the 13 1/4 % senior discount notes and the 14% senior guaranteed notes (collectively also referred to as the TIW Notes). It also contains a summary of certain Canadian and Dutch income tax considerations relating to an investment in the units (collectively also referred to as the TIW Securities).

     The summary is only applicable to a holder of TIW Securities who, for the purposes of the Income Tax Act (Canada) (also referred to as the Income Tax Act) and the Canada-United States Tax Convention (also referred to as the Convention), is resident in the United States and not resident in Canada, deals at arm’s length with TIW, holds TIW Securities as capital property and does not use or hold and is not deemed to use or hold TIW Securities in carrying on business in Canada (also referred to as the U.S. Holder).

     The summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the TIW Securities based on their specific circumstances, including any consequences of an investment in the TIW Securities arising under state, local or provincial tax laws of other jurisdictions, including the United States.

     This summary is based on the current provisions of the Convention and accompanying protocols, the Income Tax Act, the regulations under the Income Tax Act, specific proposals to amend the Income Tax Act or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and counsel’s understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency (or CCRA). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada.

     Special rules, which are not discussed in this summary, may apply to financial institutions (as defined by the Income Tax Act) and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

The Common Shares

     Assuming that the common shares will continue to be listed on the the TSX and the NASDAQ, capital gains realized on the disposition of common shares by a U.S. Holder will not be subject to tax under the Income Tax Act unless such common shares constitute taxable Canadian property.

     Common shares will generally not be taxable Canadian property of a U.S. Holder unless, at any time during the five-year period immediately preceding a disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length or the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company. Even if common shares constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Income Tax Act may be available under the provisions of the Convention.

     Dividends, including deemed dividends and stock dividends, paid or credited to a U.S. Holder on common shares are subject to Canadian withholding tax under the Income Tax Act. The Convention generally reduces the rate of withholding tax to 15% of the gross amount of the dividend where the beneficial owner is not a company that owns at least 10% of the voting stock of TIW. Moreover, under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Company would not be required to withhold such tax from dividends paid or credited to such organization. It should be noted that this summary does not address the tax treatment of U.S. Holders that are corporations owning 10% or more of the voting stock of the Company.

The TIW Warrants

     Capital gains realized on the disposition of the TIW Warrants by a U.S. Holder will not be subject to tax under the Income Tax Act unless the underlying common shares would be taxable Canadian property for the particular U.S. Holder. For information concerning when the common shares will be taxable Canadian property for a particular U.S. Holder, see the summary under the heading “The Common Shares”. For the purposes of determining the number of common shares held a particular person, the person will be considered to own common shares for which such person’s TIW Warrants may be exchanged. Even if the TIW Warrants constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Income Tax Act may be available under the provisions of the Convention.

     Where the TIW Warrants are exercised, the amount paid to acquire or to exercise the TIW Warrants will be added to the adjusted cost base of shares acquired pursuant to the exercise of the warrants. For the Canadian federal income tax consequences of holding common shares, see the description under the heading “The Common Shares”.

The 7.00% Equity Subordinated Debentures

     Interest paid or credited, or that is deemed to be paid or credited for the purposes of the Income Tax Act, to a U.S. Holder on a 7.00% equity subordinated debenture will be subject to Canadian withholding tax. In general, the rate of this withholding tax is reduced to 10% of the gross amount of the interest pursuant to the Convention. Moreover, under the Convention, interest paid to certain religious, scientific, literary, education or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Company would not be required to withhold such tax from interest paid or credited to such organization.

     A U.S. Holder will not be subject to tax under the Income Tax Act in respect of any capital gain realized by such U.S. Holder on a disposition of a 7% equity subordinated debenture unless the debenture constitutes “taxable Canadian property” of the U.S. Holder for purposes of the Income Tax Act and the U.S. Holder is not entitled to relief under an applicable tax treaty or convention.

     As long as the common shares are listed on the the TSX and the Nasdaq, a debenture generally will not constitute taxable Canadian property of a U.S. Holder who is a non-resident of Canada unless, at any time during the five-year period immediately preceding the disposition of the debentures, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length or the U.S. Holder together with persons with whom the U.S. Holder did not deal at arm’s length owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company. For the purposes of determining the number of common shares held, a person will be considered to own common shares for which such person’s debentures may be exchanged. Even if the 7% equity subordinated debentures constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Income Tax Act may be available under the provisions of the Convention.

TIW NOTES

10 1/2% Senior Discount Notes and the 13 1/4% Senior Discount Notes

     The payment by the Company or the accrual of any accreted value, interest and premium on the 10 1/2% Senior Discount Notes or the 13 1/4% Senior Discount Notes should be exempt from Canadian withholding tax.

14% Senior Guaranteed Notes

     The payment by the Company or the accrual of any accreted value, interest and premium on the 14% Senior Guaranteed Notes, should be exempt from Canadian withholding tax. The conclusion in the preceding sentence as to interest on the 14% Senior Guaranteed Notes is based on the Company’s receipt of a letter from the Department of Finance of Canada, stating that it will recommend that the rules governing Canadian withholding tax on interest be amended retroactively so that the payment of interest on the old notes would be exempt from Canadian withholding tax.

     Interest payable on additional exchange notes and on exchange notes issued as interest in kind will be subject to Canadian withholding tax. If the Company is required to withhold or deduct any amount for or on account of taxes, the Company will pay such additional amounts as may be necessary so that the net amount received by each U.S. Holder after such withholding or deduction will not be less than the amount the U.S. Holder would have received if such taxes had not been withheld or deducted.

The Units

     Capital gains realized on the disposition of units by a U.S. Holder should not be subject to tax under the Income Tax Act.

CERTAIN NETHERLANDS INCOME TAX CONSIDERATIONS

     The following is a general description of Dutch tax law currently in effect as applicable to ownership and disposition of the units and or class A subordinated voting shares in ClearWave N.V. (hereinafter referred to as ClearWave shares) held by residents of Canada and the United States as defined below. These statements should not be construed by unitholders as advice on their own tax position. As individual circumstances may affect the general tax consequences as described in this section, unitholders are strongly recommended to consult their professional adviser with regard to their own tax position and tax consequences of owning and disposing of the units and or ClearWave shares.

Dutch Taxation of unitholders who are resident in Canada

     This section “Dutch Taxation of Unitholders who are Resident in Canada” is a general description of Dutch tax law currently in effect as applicable to ownership and disposition of the units and or ClearWave shares held by residents of Canada as defined below. This section describes Dutch tax consequences for a unitholder who is neither a resident, nor deemed to be a resident in The Netherlands for purposes of Dutch taxation but who is a resident of Canada as defined in the double taxation convention in effect between The Netherlands and Canada (also referred to as Canadian unitholder). Furthermore, this section describes the Dutch tax consequences for a shareholder after the delivery of ClearWave shares to unitholders under the terms of the unit, who is neither a resident, nor deemed to be a resident in The Netherlands for purposes of Dutch taxation but who is a resident of Canada as defined in the double taxation convention in effect between The Netherlands and Canada (also referred to as Canadian shareholder; where applicable Canadian unitholder and Canadian shareholder are collectively referred to as Canadian holder).

Withholding Tax

     Dividends distributed by ClearWave N.V. (“ClearWave”) to Canadian holders generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%.

     The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized as such for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of shares issued or an increase of the par value of existing shares, as the case may be, to the extent that it does not appear that a contribution to capital, recognized for Dutch dividend withholding tax purposes, was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, within the meaning of the Dividend Withholding Tax Act, unless the general meeting of shareholders of ClearWave has previously resolved to make such repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by changing the Articles of Association of ClearWave.

     As a result of contributions in shares to the paid-in capital of ClearWave, a portion of such paid-in capital may not be recognized for Dutch dividend withholding tax purposes.

     Under the double taxation convention on income and capital gains in effect between The Netherlands and Canada (also referred to as the Canadian-Netherlands tax treaty), dividends as defined in the Canadian-Netherlands tax treaty paid by ClearWave to a Canadian holder who is the beneficial owner of the dividends are generally eligible for a reduction of the 25% Dutch dividend withholding tax to 15%, or in the case of certain Canadian corporate shareholders owning directly or indirectly at least 10% of the voting power of ClearWave or owning at least 25% of the capital of ClearWave, 5%, unless such resident carries on a business in The Netherlands through a permanent establishment or performs independent personal services from a fixed base situated in The Netherlands and the holding of units or ClearWave Shares forms part of the business property of such permanent establishment or pertains to such fixed base.

Taxes on Income and Capital Gains

     Under the Canadian-Netherlands tax treaty, capital gains realized by a Canadian holder upon the disposition of units or ClearWave shares, are, with certain exceptions, generally exempt from Dutch tax on capital gains.

     A Canadian holder will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by ClearWave or in respect of capital gains realized on the disposition of units, including the delivery of ClearWave shares or TIW shares or the redemption of units (other than the dividend withholding tax described above), provided that:

•	such Canadian holder is neither resident nor deemed resident in The Netherlands nor is an individual who has been resident nor is deemed to have been resident in The Netherlands during a period of six years preceding an alienation of the units or ClearWave shares;

•	such Canadian holder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the units or ClearWave shares are attributable; and

•	the units and ClearWave shares owned by such Canadian holder do not form part of a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave or if such shares do form part of such a substantial interest, they form part of the assets of a business; and

•	such Canadian holder is not entitled to a share in the profits of a business that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, the units or ClearWave shares being attributable to such business.

     Generally, a Canadian holder will not have a substantial interest in ClearWave if he or she, his or her spouse, certain other relatives (including foster children) or certain persons sharing his or her household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit of ClearWave and/or to 5% or more of the liquidation proceeds of ClearWave. A deemed substantial interest generally exists if (part of) a substantial interest has been disposed of or is deemed to have been disposed of without recognition of gain.

     Under the Canadian-Netherlands tax treaty, dividends received from ClearWave by a Canadian holder who has a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave and is the beneficial owner of the dividends, are generally eligible for a reduction of Netherlands income tax liability up to 15% or in the case of certain Canadian corporate shareholders owning directly or indirectly at least 25% of the capital of ClearWave or owning at least 10% of the voting power of ClearWave up to 5%. Generally, a full credit for dividend withholding tax withheld on those dividends is available against any Dutch income tax liability.

Dutch Taxation Of Unitholders Who Are Resident In The United States

     This section “Dutch Taxation of Unitholders who are Resident in the United States” is a general description of Dutch tax law currently in effect as applicable to ownership and disposition of the units and ClearWave shares held by residents of the United States as defined below. This section describes Dutch tax consequences for a unitholder who is neither a resident, nor deemed to be a resident in The Netherlands for purposes of Dutch taxation but who is a resident of the United States as defined in the double taxation convention in effect between The Netherlands and the United States (also referred to as U.S. unitholder). Furthermore, this section describes the Dutch tax consequences for a shareholder after the delivery of ClearWave shares to unitholders under the terms of the unit, who is neither a resident, nor deemed to be a resident in The Netherlands for purposes of Dutch taxation but who is a resident of the United States as defined in the double taxation convention in effect between The Netherlands and the United States (also referred to as U.S. shareholder; where applicable U.S. unitholder and U.S. shareholder are collectively referred to as U.S. holder). This section should not be construed by unitholders as advice on their own tax position. As individual circumstances may affect the general tax consequences as described in this section, unitholders are strongly recommended to consult their professional adviser with regard to their own tax position and tax consequences of owning and disposing of the units and or ClearWave shares.

Withholding Tax

     Dividends distributed by ClearWave to U.S. holders generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%.

     The term “dividends” for this purpose includes, but is not limited to:

(i)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized as such for Dutch dividend withholding tax purposes;

(ii)	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for a repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)	the par value of shares issued or an increase of the par value of existing shares, as the case may be, to the extent that it does not appear that a contribution to capital, recognized for Dutch dividend withholding tax purposes, was made or will be made; and

(iv)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, within the meaning of the Dividend Withholding Tax Act, unless the general meeting of shareholders of ClearWave has previously resolved to make such repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by changing the Articles of Association of ClearWave.

     As a result of contributions in shares to the paid-in capital of ClearWave, a portion of such paid-in capital may not be recognized for Dutch dividend withholding tax purposes.

     Under the double taxation convention on income and capital gains in effect between The Netherlands and the United States (also referred to as the U.S.-Netherlands tax treaty), dividends as defined in the U.S.-Netherlands tax treaty paid by ClearWave to a U.S. holder (other than certain exempt organizations or exempt pension trusts) who is the beneficial owner of the dividends are generally eligible for a reduction of the 25% Dutch dividends withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of ClearWave, 5%, unless such resident carries on a business in The Netherlands through a permanent establishment or performs independent personal services from a fixed base situated in The Netherlands and the holding of units or ClearWave shares forms part of the business property of such permanent establishment or pertains to such fixed base. The U.S.-Netherlands tax treaty provides for a complete exemption for dividends received by certain exempt pension trusts and exempt organizations, as defined therein. A U.S. holder of units or ClearWave shares will not be eligible for the benefits of the U.S.-Netherlands tax treaty if such U.S. holder does not satisfy one or more of the tests set forth in the limitation on benefits provision of Article 26 of the U.S.-Netherlands tax treaty.

Taxes on Income and Capital Gains

     Under the U.S.-Netherlands tax treaty, capital gains realized by a U.S. holder upon the disposition of units or ClearWave shares, are, with certain exceptions, generally exempt from Dutch tax on capital gains.

     A U.S. holder will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by ClearWave or in respect of capital gains realized on the disposition of units or ClearWave shares (other than the dividend withholding tax described above), provided that:

•	such U.S. holder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the units or the ClearWave shares are attributable; and

•	the units or ClearWave shares owned by such U.S. holder do not form part of a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave or if such units do form part of such a substantial interest, they form part of the assets of a business enterprise of the U.S. holder.

     Furthermore, a U.S. unitholder will not be subject to any Dutch taxes on income or capital gains in respect of capital gains realized on the disposition of units, including the delivery of ClearWave shares or TIW shares or the redemption of units, provided that such U.S. unitholder is not an individual who has been resident or is deemed to have been resident in The Netherlands at any time during a period of five years preceding an alienation of the units, including the delivery of ClearWave shares or TIW shares or the redemption of units, and at the time of the alienation owns, either alone or together with certain related individuals, units representing at least 25 percent of any class of shares of ClearWave.

     Furthermore, a U.S. shareholder will not be subject to any Dutch taxes on income or capital gains in respect of capital gains realized on the disposition of ClearWave shares provided that such U.S. shareholder is not an individual who has been resident or is deemed to have been resident in The Netherlands at any time during a period of five years preceding an alienation of the ClearWave shares and at the time of the alienation owns, either alone or together with certain related individuals, ClearWave shares representing at least 25 percent of any class of shares of ClearWave.

     Generally, a U.S. holder will not have a substantial interest in ClearWave if he or she, his or her spouse, certain other relatives (including foster children) or certain persons sharing his or her household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit of ClearWave and/or to 5% or more of the liquidation proceeds of ClearWave. A deemed substantial interest generally exists if (part of) a substantial interest has been disposed of or is deemed to have been disposed of without recognition of gain.

     Under the U.S.-Netherlands tax treaty, dividends received from ClearWave by a U.S. holder who has a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave and is the beneficial owner of the dividends (other than certain exempt organizations or exempt pension trusts) are generally eligible for a reduction of Netherlands income tax liability to 15% or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of ClearWave to 5%. Generally, a full credit for dividend withholding tax withheld on those dividends is available against any Dutch income tax liability. The U.S.-Netherlands tax treaty provides for a complete exemption of Netherlands income tax for dividends received by certain exempt pension trusts and exempt organizations, as defined in the U.S.-Netherlands tax treaty.

     As indicated above, a U.S. holder will not be eligible for the benefits of the U.S.-Netherlands tax treaty if such U.S. holder does not satisfy one or more of the tests set forth in the limitation on benefits provision of Article 26 of the U.S.-Netherlands tax treaty.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal U.S. federal income tax considerations applicable to an investment in common shares, TIW Warrants, TIW Notes and units by U.S. holders who hold such securities as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended. For purposes of this discussion, the term “U.S. holder” means a beneficial owner of common shares, TIW Warrants, TIW Notes and units, as the case may be, that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and for which one or more U.S. persons have the authority to control all substantial decisions. If a partnership holds common shares, TIW Warrants, TIW Notes or units, the U.S. federal income tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. We based this summary on the Internal Revenue Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

     This summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors who are U.S. holders are strongly urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares, TIW Warrants, TIW Notes or units based on their particular circumstances, including any consequences of an investment in the common shares, TIW Warrants, TIW Notes or units arising under state or local tax law or foreign tax laws of jurisdictions outside of the United States, including Canada and The Netherlands.

The Common Shares

     Dividends paid to U.S. holders of common shares, inclusive of any withholding taxes paid by the Company, will be taxable as ordinary income to the extent paid out of the Company’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes, and as tax-free return of capital or capital gain to the extent of any excess. Dividends received by a U.S. holder will be treated as foreign-source income for U.S. federal income tax purposes and, subject to complex limitations, a U.S. holder may be eligible for a foreign tax credit or deduction for withholding taxes paid in respect of the dividends.

     Distributions paid in Canadian dollars, inclusive of any Canadian withholding taxes, will be included in gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are received by a U.S. holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the day they are received, a U.S. holder generally should not be required to recognize foreign currency exchange gain or loss.

     Upon the sale or other disposition of common shares to a person other than the Company, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in such common shares. For foreign tax credit purposes, such gain or loss will generally be U.S.-source.

The TIW Warrants

     Upon the exercise of a TIW Warrant, a U.S. holder will not recognize any gain or loss and will have a tax basis in a common share issued upon the exercise of a TIW Warrant equal to the holder’s tax basis in the exercised TIW Warrant plus the exercise price of such warrant. The holding period for a common share issued upon the exercise of a TIW Warrant will begin on the date the TIW Warrant is exercised. A U.S. holder generally will recognize gain or loss on a sale or exchange of TIW Warrants equal to the difference between the amount realized and the U.S. holder’s tax basis in the TIW Warrants. For foreign tax credit purposes, such gain or loss will generally be U.S.-source. If a TIW Warrant expires unexercised, a U.S. holder will recognize a loss equal to the holder’s tax basis in the TIW Warrant. The adjustment, or failure to make an adjustment, of the exercise price for a TIW Warrant or the number of common shares issuable upon exercise of a TIW Warrant may be deemed to be a payment of a taxable dividend to U.S. holders of TIW Warrants in certain circumstances.

The TIW 14% Senior Guaranteed Notes

     The 14% senior guaranteed notes bear OID for U.S. federal income tax purposes. Accordingly, each U.S. holder of 14% senior guaranteed notes generally will be required to include OID in income as it accrues under a constant yield method in advance of cash payments attributable to such income, regardless of whether the U.S. holder is a cash or accrual basis taxpayer.

     The amount of OID with respect to each 14% senior guaranteed notes will be the excess of the stated redemption price at maturity of such 14% senior guaranteed note over its issue price. The stated redemption price at maturity of the 14% senior guaranteed notes includes all cash payments, including stated interest, due under the 14% senior guaranteed notes at or before their stated maturity. At the time the 14% senior guaranteed notes were originally issued, we took the position that the issue price of the 14% senior guaranteed notes was their face amount. The adjusted issue price of the 14% senior guaranteed notes is affected by the issuance of additional 14% senior guaranteed notes. Generally, the issuance of additional 14% senior guaranteed notes is not treated as a payment in respect of the 14% senior guaranteed notes; rather, on the issue date of any additional notes, the aggregate adjusted issue price of notes outstanding on that date is reallocated among the outstanding notes and the newly issued additional notes. Consequently, the adjusted issue price of newly issued additional 14% senior guaranteed notes is an allocable portion of the adjusted issue price of the then outstanding 14% senior guaranteed notes. The stated redemption price at maturity of the 14% senior guaranteed notes include all cash payments, including stated interest, due under the notes at or before their stated maturity.

     The timing and amount of payments on the 14% senior guaranteed notes will be subject to various contingencies that could affect the yield and maturity of the 14% senior guaranteed notes for U.S. federal income tax purposes and the resulting OID includible by a U.S. holder. At the time the 14% senior guaranteed notes were originally issued, we took the position, based on applicable Treasury regulations, that such contingencies should not be taken into consideration in determining the amount of OID on the 14% senior guaranteed notes as of their original issue date. This position was based on the conclusions that:

(i)	the requirement to issue additional 14% senior guaranteed notes on December 30, 2002 and June 30, 2003 did not have as a principal purpose the avoidance of OID provisions of the Internal Revenue Code, and

(ii)	in any other case, the likelihood, as of the date on which the 14% senior guaranteed notes were issued, of the particular contingency occurring was remote and that it was significantly more likely than not that we would not be required to make the payments that would be required if the contingencies did in fact occur.

     However, it is possible that the Internal Revenue Service could successfully assert that either or both of the foregoing conclusions is incorrect, in which case, the treatment of a U.S. holder would differ from that described above and, in particular, the amount of OID that a U.S. holder would be required to include in income in respect of the 14% senior guaranteed notes would be increased. In addition, if a contingency with respect to a 14% senior guaranteed note actually occurs, contrary to the assumption made, then, solely for purposes of computing the yield and maturity of the 14% senior guaranteed notes, the 14% senior guaranteed notes would be treated as retired and then reissued on the date of the change in circumstances for an amount equal to their adjusted issue price on that date. U.S. holders should consult their own tax advisors as to the consequences in the event that our conclusions on which our position is based are incorrect or that any of the relevant contingencies in fact occurs.

     Notwithstanding our position described in the previous paragraph that certain contingencies should not be taken into account in determining the amount of original issue discount on the 14% senior guaranteed notes, certain of those contingencies in fact have occurred. We paid interest on outstanding notes due on the December 30, 2001 and June 30, 2002 interest payment dates in additional notes in lieu of cash and we issued additional notes on December 30, 2002. Further, additional interest accrued on outstanding 14% senior guaranteed notes during periods beginning on March 18, 2002, April 22, 2002 and July 6, 2002 due to provisions of the registration rights agreement. As a result, 14% senior guaranteed notes outstanding on each of those dates generally will be treated, solely for purposes of determining the amount of original issue discount on these 14% senior guaranteed notes, as having been retired and reissued on each of those dates for an amount equal to their adjusted issue prices on those dates, taking into account the changed circumstances. U.S. holders should consult their own tax advisors as to the consequences of the occurrences of those contingencies.

     U.S. holders who acquire TIW Notes with acquisition premium, amortizable bond premium or market discount should consult their tax advisors regarding their TIW Notes, including the availability of certain elections.

     A U.S. holder’s adjusted tax basis in a TIW Note will, in general, equal the holder’s cost for the TIW Note, increased by any amounts included in income as OID or market discount and reduced by any amortized bond premium and any cash payments, regardless of whether such payments are denominated as interest or principal. Upon the sale, exchange or retirement of a TIW Note, a U.S. holder will generally recognize capital gain or loss (except to the extent of accrued market discount that has not previously been included in income) equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. holder’s adjusted tax basis in the TIW Note.

     U.S. holders of TIW Notes will be treated as actually receiving any Canadian withholding taxes paid by the Company with respect to a TIW Note (as well as any additional amounts in respect of Canadian withholding taxes), and, subject to complex limitations, a U.S. holder may be eligible for a foreign tax credit or deduction for such withholding taxes.

The Units

     Upon the sale or other disposition of units, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted basis in such units. For foreign tax credit purposes, such gain or loss generally will be U.S.-source.

     Upon exercise of the TIW exchange option, a U.S. holder should recognize capital gain or loss to the extent of any appreciation or depreciation in the ClearWave shares conveyed to TIW in exchange for common shares. For foreign tax credit purposes, such gain or loss generally will be U.S.-source. A U.S. holder’s adjusted tax basis in common shares acquired upon exercise of the TIW exchange option will equal the fair market value of the ClearWave shares on the exercise date plus the tax basis (if any) allocable to the TIW exchange option at the time of issuance of the units and the holding period for such common shares will begin on the exercise date.

     A U.S. holder will not recognize any income, gain or loss upon receipt of ClearWave shares on the unit termination date but will recognize long-term capital loss equal to the tax basis (if any) allocable to the TIW exchange option at the time of issuance of the units. A U.S. holder’s tax basis in ClearWave shares received on the unit termination date will equal the portion of the tax basis in the unit allocated to the ClearWave shares at the time of issuance of the units, and the holding period for such ClearWave shares will include the holding period for the units.

     The U.S. federal income tax considerations applicable to a U.S. holder regarding an investment in ClearWave shares are similar to those regarding an investment in the common shares.

     An adjustment to the number of common shares issuable upon exercise of the TIW exchange option (or failure to make such adjustment) may under certain circumstances give rise to deemed dividend income to U.S. holders. Further, payment of the purchase price for the units at the time of issuance of the units in Canadian dollars may give rise to foreign currency exchange gain or loss in certain circumstances. Any such gain or loss will generally be treated as ordinary income or loss.

     There is no direct legal authority concerning the U.S. federal income tax consequences relating to the units. Consequently, the Internal Revenue Service may assert one or more alternative characterizations of the units (and related transactions) that, if sustained, would cause the U.S. federal income tax consequences to a U.S. holder of the receipt, ownership and disposition of units to differ from the consequences discussed above and any such differences could, in certain circumstances, be material to a U.S. holder. The discussion above assumes that no such alternative characterization will apply to the units.

Passive Foreign Investment Company Considerations

     The Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Backup Withholding and Information Reporting

     A U.S. holder generally is subject to information reporting requirements with respect to payments on common shares, TIW Warrants, TIW Notes and units made in the United States and to the proceeds from the sale or other disposition of common shares, TIW Warrants, TIW Notes and units, unless such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, a 30% federal backup withholding tax may apply to amounts paid to such holder. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s regular U.S. federal income tax liability or refunded by the Internal Revenue Service, as applicable.

DIVIDENDS AND PAYING AGENTS

     Not applicable.

STATEMENT BY EXPERTS

     Not applicable.

DOCUMENTS ON DISPLAY

     Any documents referred to in this Annual Report may be inspected at our corporate offices which are located, until May 31, 2003, at 1000 de La Gauchetière Street West, 16th floor, Montreal, Quebec, Canada, H3B 4W5 and, after June 1, 2003, at 1250 René-Lévesque West, 38th floor, Montreal, Québec, Canada, H3B 4W8. You may read and copy annual reports, current reports and other information we file with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. We file our annual reports, current reports and other information electronically with the SEC. You may access information about us on the SEC’s website at www.sec.gov.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

     We have used shares and bank and vendor credit facilities to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk, foreign currency exchange rate risk and market price risk. Additionally, we have commitments under supply contracts, interest swaps, interest caps and currency swaps. These off-balance sheet items also create foreign currency exchange rate risk exposure.

     The carrying amounts of cash and cash equivalents, trade debtors, trade creditors, accrued liabilities, taxes recoverable and payable approximate their fair values due to the short-term nature of these instruments. Cash equivalents consist of term deposits and highly liquid debt instruments purchased with maturity of three months or less. The fair value of distribution payable to non-controlling interest is not determinable because of the uncertainty as to the timing of payment and the extent of participation of non-controlling parties in the MobiFon share repurchase The fair value of the 14% senior guaranteed notes were approximately $198.5 million. The fair value of the portion of the MobiFon’s secured senior credit facility for which the interest rate has been fixed approximates $94.8 million. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transaction in Romania. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

     As at December 31, 2002, most of our outstanding financial obligations, other than those referred to above, in monetary terms, were of a variable-rate nature. However, MobiFon and Ceský Mobil use interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on portions of long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in the nature of our market risk exposures or in management’s objectives and strategies with respect to managing such exposures. Additionally, we believe that, to some extent, the mix of currencies in which we conduct our businesses and the geographic spread of our operations reduce the overall sensitivity of our results of operations to specific exchange rate fluctuations.

     Foreign currency translation adjustments for subsidiaries domiciled in non-highly inflationary countries are recorded to consolidated shareholders’ equity specifically. In Romania, a highly inflationary country, we record re-measurement gains and losses to the consolidated statements of income (loss). For the year ended December 31, 2002, our subsidiary in Romania recorded net foreign exchange losses of $1.9 million.

     The following table provides information about our market risk exposure associated with fluctuations in interest rates and foreign currency exchange rates. The information in the table pertains to corporate and all fully consolidated subsidiaries. The table presents principal cash flows and related interest rates by year of maturity for our bank and vendor credit facilities in effect as at December 31, 2002. The table excludes amounts related to facilities that had not been drawn upon as at December 31, 2002. For the interest rate swap agreements, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein, as at December 31, 2002, have been determined based on:

•	quoted market prices for senior discount notes and senior guaranteed notes

•	the carrying value for bank and vendor credit facilities

•	estimates obtained from dealers to settle interest rate and cross currency swap agreements

Expected Maturities (in thousands of dollars)

								Total	Fair
									Value
	2003	2004	2005	2006	2007	2008	There-after	due at maturity	12/31/02

Interest Rate Exposure
Long-Term Debt:
Fixed rate principal repayment	220,604	9,350	14,025	18,700	23,925	28,050	—	314,658	293,868
Average interest rate on loans outstanding	11.95%	7.13%	7.13%	7.13%	7.13%	7.13%	—	—	—
Variable rate principal repayment	—	30,119	79,745	105,729	144,250	170,886	73,872	604,601	604,601
Average interest rate on loans outstanding	4.83%	4.83%	4.83%	4.84%	4.85%	4.88%	5.33%	—	—
Swaps and Options:
Variable to Fixed Interest Rate Swaps:
Notional principal amount	228,603	215,603	196,103	71,500	39,000	—	—	—	(15,784)
Average pay rate	6.05%	6.19%	6.45%	3.62%	3.62%	—	—	—	—
Average receive rate	2.81%	2.90%	3.05%	1.39%	1.39%	—	—	—	—
EURIBOR to PRIBOR Cross-Currency Swap and Caps:
Notional principal amount	75,287	75,287	75,287	—	—	—	—	—	(385)
Average pay rate (based on current PRIBOR)	4.43%	4.43%	4.43%	—	—	—	—	—	—
Average receive rate (based on current EURIBOR)	4.88%	4.88%	4.88%	—	—	—	—	—	—
Cap on pay rate	9.84%	9.84%	9.84%	—	—	—	—	—	—
Fixed Euro to Koruna Exchange Rate	33.95	33.95	33.95	—	—	—	—	—	—
Cross Currency and Interest Rate Swaps:
Notional principal amount	121,989	121,989	121,989	—	—	—	—	—	(30,427)
Average pay rate	9.59%	9.59%	9.59%	—	—	—	—	—	—
Average receive rate	4.88%	4.88%	4.88%	—	—	—	—	—	—
Fixed Euro to Koruna Exchange Rate	34.54	34.54	34.54	—	—	—	—	—	—
Koruna-denominated Interest Rate Swaps and Caps:
Notional principal amount	23,280	23,280	23,280	—	—	—	—	—	(155)
Average pay rate	4.76%	4.76%	4.76%	—	—	—	—	—	—
Average receive rate	4.52%	4.52%	4.52%	—	—	—	—	—	—
Cap on pay rate	9.99%	9.99%	9.99%	—	—	—	—	—	—
Notional principal amount	9,549	9,549	9,549	—	—	—	—	—	—
Interest rate cap	10.36%	10.36%	10.36%	—	—	—	—	—	—
Capital Leases:
Principal repayment	—	12,700	—	—	—	—	—	12,700	—
Average fixed rate of interest	32.33%	32.33%	—	—	—	—	—	—	—
Foreign Currency Exchange Rate Exposure
Long-Term Debt:
Euro
Variable rate	—	9,689	38,509	50,931	72,049	80,891	24,255	276,324	276,324
Average interest rate	4.88%	4.88%	4.88%	4.89%	4.91%	4.96%	5.33%	—	—
Czech Koruna
Variable rate	—	4.280	17,011	22,498	31,827	41,545	49,617	166,778	166,778
Average interest rate	4.69%	4.69%	4.70%	4.72%	4.75%	4.83%	5.02%	—	—
Forward Exchange Contract:
Principal amount
Fixed Euro to Koruna	62,948	—	—	—	—	—	—	—	1,541
Exchange Rate	30.80	—	—	—	—	—	—	—	—

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

     None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Subordinate Voting Shares

     On May 17, 2002 we amended to our Articles of Incorporation to re-designate our subordinate voting shares as common shares.

Multiple Voting Shares

     On February 5, 2002, Telesystem Ltd. converted all our outstanding multiple voting shares into subordinate voting shares on a one-for-one basis. On May 17, 2002, we amended our Articles of Incorporation to eliminate the multiple voting shares from our authorized share capital.

Preferred Shares

     On March 13, 2002, we issued 35,000,000 non-voting convertible preferred shares carrying the terms and conditions described under the caption “Share Capital”.

7.00% Equity Subordinate Debentures

     On February 5, 2002, we completed the 7.00% equity subordinated debenture purchase offer for Cdn$150 million of our 7.00% equity subordinated debentures. In connection with this offer, the 7.00% equity subordinated debentures were amended to, among other things, extend the maturity of the 7.00% equity subordinated debentures to December 2006, reduce the principal amount of each 7.00% equity subordinated debenture to Cdn$250, delay the next interest payment date to June 30, 2002, provide for our right to convert the 7.00% equity subordinated debentures at maturity into common shares at a price equal to the greater of Cdn$1.00 and the then current market price of the common shares and provide for the optional conversion at maturity by holders of the 7.00% equity subordinated debentures into common shares at a price of Cdn$4.40. We paid approximately Cdn$0.1 million to the 7.00% equity subordinated debenture holders who consented to the proposed amendments but did not tender in the purchase offer. We also repurchased pursuant to the offer approximately Cdn$145 million in principal amount of our 7.00% equity subordinated debentures. Following this repurchase and the amendments referred to above we have outstanding an aggregate of approximately Cdn$1.25 million in principal amount of 7.00% equity subordinated debentures.

7.75% Convertible Debentures

     On February 5, 2002, we amended the terms governing our 7.75% convertible debentures and converted, in accordance with these amendments, 100% of the $300 million in principal amount outstanding of 7.75% convertible debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 154.5 million subordinate voting shares.

Warrants

     On September 30, 2002, all ESD Warrants 2002 and all Purchase Warrants 2002 expired out of the money without being exercised. On March 31, 2003 all ESD Warrants 2003, all Unit Warrants and all Purchase Warrants 2003 expired out of the money without being exercised.

ITEM 15 — CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

     Within the 90-day period prior to the filing of this annual report on Form 20-F, an evaluation was carried out by our management, under the supervision, and with the participation, of our CEO and CFO, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

     There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16 [RESERVED]

     Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Financial Statements

     The audited Consolidated Financial Statements of TIW, including the notes thereto, as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors’ report thereon, contained in the TIW’s 2002 Annual Report to Shareholders filed with the United States Securities and Exchange Commission on Form 6-K on April 10, 2003 and attached hereto as Exhibit 11.1 and with the securities commissions and other similar authorities in Canada, are incorporated herein by reference and are an integral part of this Form 20-F.

Page

Schedules to Financial Statements	100

Schedule I - Condensed Financial Information of TIW

Schedule II - Valuation of Qualifying Accounts

ITEM 19 — EXHIBITS

EXHIBITS

     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Certificate of Incorporation and Restated Articles of Incorporation of Telesystem International Wireless Inc. (Incorporated by reference to Exhibit 3.1 to Form F-4, filed on March 4, 2002 and Exhibit to Form 8-A, filed on January 17, 2003).

1.2	Code of General By-Laws of Telesystem International Wireless Inc. (Incorporated by reference to Exhibit 3.2 to Form F-4, dated February 5, 1998, File No. 333-8294).

2.1	Indenture dated September 18, 2001, among Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V. and The Bank of Nova Scotia Trust Company of New York providing for the issuance of 14% Senior Guaranteed Notes due December 30, 2003. (Incorporated by reference to Exhibit 4.1 to Form F-4, filed on March 4, 2002).

3.1	An Amended and Restated Investors Rights Agreement dated January 24, 2002, among Telesystem International Wireless Inc., U.F. Investments (Barbados) Ltd., J.P. Morgan Partners (BHCA), L.P., Asia Opportunity Fund, L.P., CAIP Co-Investment Fund Parallel Fund (I), C.V. and CAIP Co-Investment Fund Parallel Fund (II), C.V., J.P. Morgan Asia Investment Partners, L.P., Telesystem Ltd., and Capital Communications CDPQ Inc. (Incorporated by reference to Exhibit 6 to Schedule 13D/A (Amendment No. 2), filed January 28, 2002, File No. 005-50538).

4.1	Mutual Release dated March 26, 2003 by and among Telesystem International Wireless Inc. and certain of its subsidiaries, Opportunity Fund, CVC/Opportunity Equity Partners L.P. and Highlake International Business Company.

4.2	Nomination Agreement dated April 30, 1997 between Telesystem International Wireless Inc. and Telesystem Ltd. (Incorporated by reference to Exhibit 10.4 to Form F-4, File No. 333-8294).

4.3	Loan Agreements between ClearWave N.V. and TIW, and ClearWave N.V. and TIWC. (Incorporated by reference to Exhibit 4.2 to Form 20-F of ClearWave N.V. filed May 17, 2002).

4.4	Exit Deed dated March 19, 2003 among an affiliate of Emerging Market Partnership, ClearWave N.V., Telesystem International Wireless Corporation N.V. and Telesystem International Wireless Inc. (Incorporated by reference to Exhibit 4.2 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.5	English translation summary of License awarded to Ceský Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002. (Incorporated by reference to Exhibit 4.3 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.6	English translation summary of License awarded to Ceský Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002. (Incorporated by reference to Exhibit 4.4 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.7	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.8	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

Exhibit
Number	Description

4.9	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.10	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002. (Incorporated by reference to Exhibit 4.8 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.11	Use of Premises and Service Agreement dated May 1, 2003 between Telesystem Ltd. and Telesystem International Wireless Inc.

8	Subsidiaries of the Registrant.

11.1	Telesystem International Wireless Inc.’s 2002 Annual Report to Shareholders. (Incorporated by reference to Form 6-K, filed on April 10, 2003).

11.2	Notice of Annual Meeting of Shareholders and Management Proxy Circular of Telesystem International Wireless Inc. dated March 20, 2002. (Incorporated by reference to Form 6-K, filed on April 8, 2003).

11.3	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

SCHEDULE 1	CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SCHEDULE II	VALUATION AND QUALIFYING ACCOUNTS

TELESYSTEM INTERNATIONAL WIRELESS INC.

December 31, 2002 and 2001

AUDITORS’ REPORT

To the Board of Directors of
Telesystem International Wireless Inc.

We have audited the consolidated financial statements of Telesystem International Wireless Inc. as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, and have issued our report thereon dated February 28, 2003. Our audits also included Schedules I and II of item 19 of the Company’s Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2002. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, these schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Chartered Accountants
Montréal, Canada
February 28, 2003

Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concerns, such as those described in Note 1 to the consolidated financial statements. Our report to the Board of Directors dated February 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Chartered Accountants
Montréal, Canada
February 28, 2003

TELESYSTEM INTERNATIONAL WIRELESS INC.

Schedule 1 — Condensed Financial Information of Registrant

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

Years ended December 31,	2002	2001

	$	$
ASSETS
Current assets
Cash and cash equivalents	2,093	27,123
Receivables from subsidiaries and investees	19,976	18,256
Other current assets	1,239	831

Total current assets	23,308	46,210

Investments in subsidiaries at equity, loans and other assets	304,768	423,385
Property, plant and equipment	453	836
Deferred financing costs	3,240	8,366

	331,769	478,797

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term loan [Note 2]	47,407	83,500
Accounts payable and accrued liabilities	7,372	11,373
Payable to subsidiaries	253	7,688
Current portion of long-term debt [Note 2]	223,868	3,268

Total current liabilities	278,900	105,829

Long-term debt [Note 2]	1,332	203,911
Shareholders’ equity [Note 6]
Share capital	1,056,595	696,954
Additional paid-in capital	244,875	—
Equity component of convertible debentures	—	405,195
Units	—	260,843
Warrants	1,314	14,502
Deficit	(1,255,449)	(1,126,015)
Cumulative translation adjustment	4,202	(82,422)

Total shareholders’ equity	51,537	169,057

	331,769	478,797

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

Schedule 1 — Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF LOSS

(in thousands of U.S. dollars)

Years ended December 31,	2002	2001	2000

	$	$	$
Revenues
Service and interest revenue from subsidiaries and investees [Note 3]	22,393	14,120	12,907
Other interest revenue	159	752	4,946

	22,552	14,872	17,853
Operating expenses	13,184	29,936	62,766

Income (loss) from continuing operations before undernoted items	9,368	(15,064)	(44,913)
Depreciation and amortization	(162)	(173)	(480)
Earnings of subsidiaries from continuing operations	10,512	1,505	88,126
Interest expense	(48,816)	(63,909)	(59,708)
Foreign exchange gain (loss)	(70)	1,090	(2,697)
Gain on forgiveness of debt	—	238,940	—
Gain on reorganization, Units exchange and expiry and on sale of investments	91,127	—	—

Income (loss) from continuing operations	61,959	162,389	(19,672)
Loss from discontinued operations	(189,133)	(416,103)	(335,684)

Net loss	(127,174)	(253,714)	(355,356)

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

Schedule 1 — Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Years ended December 31,	2002	2001	2000

	$	$	$
OPERATING ACTIVITIES
Income (loss) from continuing operations	61,959	162,389	(19,672)
Reconciling items:
Depreciation and amortization	162	173	480
Amortization of deferred financing costs	2,962	1,766	2,834
Non cash financial expenses	20,481	48,184	51,215
Earnings of subsidiaries from continuing operations	(10,512)	(1,505)	(88,126)
Gain on reorganization, Units exchange and expiry	(91,127)	—	—
Gain on forgiveness of debt	—	(238,940)	—
Changes in operating assets and liabilities	(14,662)	(7,293)	5,681

Cash used in operating activities	(30,737)	(35,226)	(47,588)

INVESTING ACTIVITIES
Investments in subsidiaries, loans and other assets, net	7,724	(31,924)	41,085
Acquisitions of property, plant and equipment	(62)	(88)	(93)

Cash provided by (used in) investing activities	7,662	(32,012)	40,992

FINANCING ACTIVITIES
Increase (decrease) in short-term loan	(36,093)	(29,500)	113,000
Proceeds from units issued, net of issue cost	—	248,591	—
Payments made in notes exchange, including fees and costs	—	(55,838)	—
Proceeds from Recapitalization, shares and warrants issued, net of issue costs	41,202	15,191	107,895
Issuance of convertible debentures, net of issue costs	—	—	291,000
Repayment of long-term debt	—	(7,774)	(5,341)

Cash provided by financing activities	5,109	170,670	506,554

Cash provided by (used in) continuing operations	(17,967)	103,432	499,958
Cash used for discontinued operations	(7,063)	(79,397)	(504,148)

Increase (decrease) in cash and cash equivalents for the year	(25,030)	24,035	(4,190)

Cash and cash equivalents, beginning of year	27,123	3,088	7,278

Cash and cash equivalents, end of year	2,093	27,123	3,088

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2002 and 2001
(All tabular amounts are in thousands of US dollars unless otherwise indicated)

1.  BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

This Condensed Financial Information has been prepared by management on the basis of accounting principles generally accepted in Canada in connection with the Company’s Form 20-F to be filed with the Securities and Exchange Commission. Investments over which the Company has control or joint control are accounted for using the equity method. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

As at December 31, 2002, due to the maturity of its corporate credit facility on June 30, 2003 and the maturity of the 14% Senior Guaranteed Notes on December 30, 2003, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. In addition to the available sources of funds from the MobiFon transactions described in Note 4 [b] to the Company’s consolidated financial statements, the Company continues to review opportunities to refinance its corporate indebtedness, raise new financing and sell assets.

Significant differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at December 31, 2002 and 2001, and the determination of net loss and cash flows for each of the years in the three-year period ended December 31, 2002 are summarized in Note 17 of the consolidated financial statements of the Company.

2.  FINANCING ARRANGEMENTS

Corporate Credit Facility

The Company’s corporate credit facility’s maturity was extended from December 15, 2002 to June 30, 2003. In connection with the extension, the Company agreed to repay $5.0 million by March 31, 2003. The facility is collateralized by substantially all assets of the Company and bears interest at U.S. base rate plus a margin of 8.36% or LIBOR plus a margin of 9.36%. Under the terms of the facility, any amount received by the Company and flowing from dividends paid by its Central and Eastern European operations, other than amounts representing operational and investment requirements of the Company and ClearWave to June 30, 2003, will be used to further reduce the amount outstanding on the corporate facility. As at December 31, 2002, the amount drawn was $47.4 million [$83.5 million as at December 31, 2001]. The weighted average rate of interest was 11.8% in 2002 [15.0% — 2001]. The affiliates of two significant shareholders of the Company have committed in aggregate 57% of the principal amounts available under the corporate credit facility.

14% Senior Guaranteed Notes

On September 19, 2001, the Company completed the exchange of $379.5 million of 13 1/4% Senior Discount Notes due 2007 ($324.5 million of accreted value) and $167.0 million of 10 1/2% Senior Discount Notes due 2007 ($148.5 million of accreted value) for $50 million of cash and $194.8 million of 14% Senior Guaranteed Notes (the “14% Notes”) due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million. As a result of this exchange, an aggregate of $0.6 million [$0.5 million as at December 31, 2001] of 13 1/4% and 10 1/2% Senior Discount Notes remain outstanding and are included in other corporate debt.

The 14% Notes mature on December 30, 2003. Interest on the 14% Notes accrues at a rate of 14% per annum and is payable semi-annually on June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes. The Company has the option to redeem the 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The 14% Notes are guaranteed by the Company’s wholly-owned subsidiary Telesystem International Wireless Corporation N.V., [the “Guarantor"]. The guarantee is secured by a lien on the capital stock of Telesystem International Wireless (Latin America) Inc., [“TIW Latin America"] a holding company which holds the Company’s investments in its cellular operations in Brazil and by a lien on the capital stock of ClearWave held by the Guarantor. The liens granted by the Guarantor in favor of the holders of the 14% Notes rank second in priority to the lien it granted to the lenders under the corporate credit facility.

The 14% Notes contain mandatory redemption provisions, which will require their repayment upon the sale of the Company’s interests in either ClearWave or its cellular operations in Brazil. Furthermore, distributions from Telpart or ClearWave which aggregate to at least $10.0 million will trigger mandatory repayments following the repayment of the corporate credit facility. The 14% Notes have covenants which, among other things, limit the Company’s ability to incur indebtedness, create liens and require the Company to make an offer to repurchase all or any part of the 14% Notes subsequent to a change in control. In addition, the 14% Notes prohibit the Company to reduce, under certain conditions, its ownership in ClearWave.

On December 30, 2002 $5.0 million of additional 14% Notes were issued to holders and $10.0 million will be issued on June 30, 2003 unless, on or prior to such date, at least $72.4 million in principal amount of 14% Notes have been redeemed or repurchased. The Company and the Guarantor filed registration statements with the United States Securities and Exchange Commission whereby the 14% Notes and payments made in kind thereon were exchanged for identical freely tradable notes.

The 14% Notes are accounted for using the effective interest rate method where the contingent additional 14% Notes are considered as an additional interest component in determining their effective interest rate. As a result, the effective interest rate on the 14% Notes is 17.21%.

Long-term debt consists of the following:

As at December 31,	2002	2001

14% Senior Guaranteed Notes	223,868	203,140
Series B 131/4% — Senior Discount Notes	530	497
Series C 101/2% — Senior Discount Notes	20	18
Debt component of convertible debentures	—	3,219
Amended ESD’s 2006	782	—
Other	—	305

	225,200	207,179
Less current maturities	223,868	3,268

	1,332	203,911

3.  RELATED PARTY TRANSACTIONS

The Company entered into several transactions with its subsidiaries and investees. These transactions were accounted for at their exchange value and consisted of the following for the years ended December 31,

	2002	2001	2000
	$	$	$

Service charges to subsidiaries and investees	22,335	13,403	12,626
Interest revenue from subsidiaries and investees	58	717	281

	22,393	14,120	12,907

4.  CASH DIVIDENDS

During the three-year period ended December 31, 2002, the Company did not receive any dividends from its subsidiaries. However, one of the Company’s subsidiaries received dividends totaling $17.4 million and other cash distributions amounting to $24.6 million from MobiFon during 2002. Of this amount of funds which this subsidiary received $32.7 million was paid to the Company as a reimbursement of advances and related interest and are reflected in the financial statements as a reduction in investment in subsidiaries.

5.  COMMITMENTS

The future minimum lease payments for the next 5 years and thereafter of operating leases are as follows:

$

2003	104
2004	57
2005	54
2006 and thereafter	—

Total	215

6.  RECAPITALIZATION ON CONVERTIBLE DEBENTURES AND UNITS

Between December 15, 2001 and March 13, 2002, the Company’s completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company’s largest shareholder and certain of the Company’s other stakeholders (the “Recapitalization”).

Special Warrants

On December 14, 2001, the Company issued 24.5 million warrants at a negotiated price of approximately $0.61 each, exercisable for one Common Share or one non-voting preferred share convertible into common equity of the Company at no additional cost (“Special Warrants”) for cash consideration of $14.5 million net of issuance costs of $0.5 million.

7% Equity Subordinate Debentures

On February 5, 2002, the Company completed an issuer bid and amendment of substantially all of the 7.00% Equity Subordinate Debentures [“ESD”].

A total of Cdn$150.0 million [$98.6 million] of ESD due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semi-annually, in August and February. Each debenture was convertible on maturity into Common Shares of the Company.

Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 2.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before March 31, 2003, issued approximately 37.7 million Common Shares and approximately 3.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before September 30, 2002, which expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

The Company amended the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$1.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$4.40. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.25 million [$0.8 million] in principal amount.

7.75% Convertible Debentures

On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures (“CDs”) for net cash proceeds of $291.0 million. The debentures bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

On February 5, 2002, the Company converted all of the CDs and the accrued and unpaid interest of $11.6 million due September 2001, for 154.5 million Common Shares. The Company has also issued warrants to certain holders to purchase up to a total of 15 million Common Shares at $1.00 per share on or before September 30, 2002 which expired unexercised. The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the CDs as at February 5, 2002, of $309.9 million, was recognized as additional paid-in-capital of $183.9 million, net of expenses of $2.5 million.

On February 14, 2001, the Company issued 43.8 million Units, including 23.6 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company’s Multiple Voting and Common Shares. Each Unit consisted of one class A Subordinate Voting Share of ClearWave, and five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering five Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders as mentioned in Note 4 [b].

In connection with the Company’s exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company acquired 33.7 million Units and raised $51.7 million in gross proceeds. This new financing is in addition to the December 14, 2001 issuance of 24.5 million Special Warrants. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 269.2 million in aggregate of Common Shares and Special Warrants (b) 4.8 million warrants, each allowing the holder to purchase one Common Share at a price $1.00 on or before March 31, 2003 and (c) 8.5 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$1.59 on or before March 31, 2003.

Units and Equity Financing

On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

As a result of the above transactions, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange has resulted in an increase in the Company’s equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

In addition, since the Units are no longer subject to the deemed conversion feature in accordance with a court judgment, rendered on February 4, 2002, the remaining Units were presented within current liabilities for accounting purposes until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

TELESYSTEM INTERNATIONAL WIRELESS INC.
Schedule II

VALUATION AND QUALIFYING ACCOUNTS

	2002	2001	2000
	$	$	$

Allowance for doubtful accounts:
Balance, beginning of year	8,510	8,888	4,963
Addition: bad debt expenses	7,368	10,495	10,267
Deduction: uncollectible accounts write-off, net of recovery	(8,375)	(10,873)	(6,342)

Balance, end of year	7,503	8,510	8,888

SIGNATURE

     Telesystem International Wireless Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELESYSTEM INTERNATIONAL WIRELESS INC.

	By:	/s/ André Gauthier

Name: André Gauthier
Title: Vice-President and Chief Financial Officer
Dated: May 20, 2003

TELESYSTEM INTERNATIONAL WIRELESS INC.

CERTIFICATIONS

     I, Bruno Ducharme, President and Chief Executive Officer of Telesystem International Wireless Inc., certify that:

     1.     I have reviewed this annual report on Form 20-F of Telesystem International Wireless Inc.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 20, 2003

/s/ Bruno Ducharme

Bruno Ducharme
President and Chief Executive Officer
Telesystem International Wireless Inc

* * *

     I, Andre Gauthier, Vice-President and Chief Financial Officer of Telesystem International Wireless Inc., certify that:

     1.     I have reviewed this annual report on Form 20-F of Telesystem International Wireless Inc.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 20, 2003

/s/ André Gauthier

André Gauthier
Vice-President and Chief Financial Officer
Telesystem International Wireless Inc

* * *