Form 20-F
period 2002-12-31
TELESYSTEM INTERNATIONAL WIRELESS INC
filed 2003-06-27
CIK 1045632

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

Commission file number
333-83764-01

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

TIWC Guarantee of 14% Senior Guaranteed Notes
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

10,000,000,000 common shares par value €0.0045378

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

TABLE OF CONTENTS

explanatory notes
exchange rate information

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 - KEY INFORMATION
ITEM 4 - INFORMATION ON THE COMPANY
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8 - FINANCIAL INFORMATION
ITEM 9 - THE OFFER AND LISTING
ITEM 10 - ADDITIONAL INFORMATION
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15 - CONTROLS AND PROCEDURES
ITEM 16 [RESERVED]
ITEM 17 - FINANCIAL STATEMENTS
ITEM 18 - FINANCIAL STATEMENTS
ITEM 19 - EXHIBITS

EXPLANATORY NOTES

     References herein to the “Company”, “we”, “us” or “our” are references to Telesystem International Wireless Corporation N.V. (“TIWC”), a Netherlands corporation, and, where the context requires, its subsidiaries and operating companies. TIWC is a wholly owned subsidiary of Telesystem International Wireless Inc (“TIW”), a Canadian corporation, and a guarantor of TIW’s 14% senior guaranteed notes.

     All references herein to “dollars” and “$” refer to the lawful currency of the United States of America, unless otherwise expressly stated. All references herein to “Cdn$” refer to the lawful currency of Canada; all references herein to “Euro” or “€” refer to the lawful single currency of the European Monetary Union; all references herein to “Leu” refer to the lawful currency of Romania; and all references herein to “Koruna” refer to the lawful currency of the Czech Republic.

     Although we present our financial statements in U.S. dollars, all financial statements and financial information derived therefrom presented herein have been prepared in accordance with Dutch generally accepted accounting principles (“Dutch GAAP”). For a discussion of the principal differences between Dutch GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), see Note 14 to the consolidated financial statements.

     Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry and our market positions and market shares are based on estimates we prepared using data from publicly available industry sources as well as from various research analysts’ reports, market research and industry analyses, and on assumptions made based on our knowledge of this industry, which we believe to be reasonable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

     Certain data concerning the wireless telecommunications industry found in this document was taken from the following independent publications: Global Mobile®, published by Baskerville Communications Corporation and EMC World Cellular Database. Industry and company data are approximate and reflect rounding in certain cases.

     Unless otherwise indicated, all operating data presented herein are as of December 31, 2002. Our parent company TIW as well as our subsidiary ClearWave N.V. (“ClearWave”) are registrants with the Securities Exchange Commission of the United States and, as such, are subject to the continuous disclosure requirements of the Securities Exchange Commission in the United States. TIW and ClearWave have filed on May 20, 2003, annual reports on Form 20-F for their respective year ended December 31, 2002. TIW, ClearWave and us provide certain operational figures on a proportionate basis. Differences in the proportionate numbers presented in the filings of TIW, TIWC and ClearWave are due to (i) the ownership structure of ClearWave (TIW’s total interest in ClearWave is in part held directly by TIW and in part held through us) and (ii) the date as at which the figures are reported given post year end changes in ClearWave’s ownership of MobiFon.

EXCHANGE RATE INFORMATION

     The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the periods noted and the average of the exchange rates on the last day of each month during such periods. The exchange rates expressed in Canadian dollars and Euros are based on the noon buying rate as reported by the Federal Reserve Bank of New York; the exchange rates expressed in Romanian Leu are based on the daily fixing rate as reported by the National Bank of Romania; and the exchange rates expressed in Czech Koruna are based on the daily fixing rate as reported by the Czech National Bank. As of June 16, 2003, such exchange rates were Cdn$1.3397 = $1.00; Euro 0.8444 = $1.00; Leu 32,247.00 = $1.00; Koruna 26.4350 = $1.00.

	2002		2001		2000

	End	Average	End	Average	End	Average

Canadian Dollar	1.5718	1.5666	1.5956	1.5490	1.4995	1.4855
Euro	0.9537	1.0532	1.1235	1.1167	1.0652	1.1132
Romanian Leu	33,475.00	33,525.70	31,597.00	29,060.90	25,926.00	21,662.00
Czech Koruna	30.1410	30.5470	36.2590	38.0380	37.8130	38.5900

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1999		1998

	End	Average	End	Average

Canadian Dollar	1.4440	1.4852	1.5375	1.4874
Euro	0.9930	0.9891	0.8519	0.8508
Romanian Leu	18,250.00	15,621.00	11.000.00	9,009.00
Czech Koruna	36.0000	34.6000	29.9000	32.3000

FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed below. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth certain consolidated financial information derived from TIWC’s consolidated financial statements for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998, which have been audited by Ernst & Young, Accountants. You should read the information set forth below in conjunction with our Operating and Financial Review and Prospects and our consolidated financial statements, and the notes thereto, included elsewhere in this Form 20-F. Our consolidated financial statements have been prepared in accordance with Dutch GAAP. For a discussion of the principal differences between Dutch GAAP and U.S. GAAP, see Note 14 to our consolidated financial statements.

	Year Ended December 31,

(U.S.$)	2002	2001	2000	1999	1998

	(in thousands)
Statement of Loss Data:
Revenues(1)	839,107	844,757	715,185	498,093	320,272
Operating income (loss) (1)	112,671	65,369	(53,205)	(6,185)	(30,972)
Income (loss) from continuing operations(1)	(205,999)	208,666	(4246)	(100,927)	(77,669)
Net loss(1)	(205,999)	(233,370)	(273,838)	(90,243)	(131,423)
Revenues (U.S. GAAP)	694,453	526,225	342,271	239,522	166,729
Income (loss) from continuing operations (U.S. GAAP)	6,271	245,149	(4,246)	(100,927)	(77,669)
Net loss (U.S. GAAP)	(241,208)	(402,059)	(273,838)	(90,243)	(131,423)

	As of December 31,

Balance Sheet Data:	2002	2001	2000	1999	1998

	(in thousands of dollars)
Total Assets	1,412,440	1,845,584	3,285,574	2,465,656	2,108,342
Share Capital	47,611	40,364	41,316	6,157	7,186
Shareholders’ Equity (Deficiency)	(718,004)	(597,650)	(434,279)	(108,129)	68,416
Total Assets (U.S. GAAP)	1,411,888	1,369,833	2,641,483	1,833,809	1,358,902
Share Capital (U.S. GAAP)	42,560	42,560	41,316	6,157	7,186
Shareholders’ Equity (Deficiency) (U.S GAAP)	(721,005)	(591,393)	(434,279)	(108,129)	68,416

(1)	On March 5, 2002, we adopted a formal plan to dispose of our remaining Brazilian cellular joint venture operations by way of a sale of our equity interest within the next twelve months. The financial position and results of operations of the Brazilian cellular joint venture operations were proportionately consolidated for the first six months ended June 30, 2002. Starting July 1, 2002, they were accounted for using the equity method. Under U.S. GAAP, the equity method was used throughout the year. See our Operating and Financial Review and Prospects included at Item 5 of this form 20-F.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

We may not be able to obtain the financing we need to meet our capital requirements.

     We have significant capital requirements to meet in the next twelve months. As at December 31, 2002, due to the short-term maturity of TIW’s corporate credit facility and the maturity of TIW’s 14% senior guaranteed notes on December 30, 2003, the committed cash obligations of TIW for the upcoming twelve months exceed the committed sources of funds and TIW’s cash and cash equivalents on hand. In addition, it will be necessary for TIW to comply with the covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether TIW will have the ability to continue as a going concern. Subsequent to year end, the corporate credit facility, under which we were a co-borrower was fully repaid. However, we depend on continued support from TIW and we act as a guarantor of the 14% senior guaranteed notes issued by TIW. Consequently, there is significant uncertainty as to whether we will have the ability to continue as a going concern. There can be no assurance that we or TIW will be able to secure the funds required to meet our cash needs, either through refinancing, cash flow from our operations, disposition of certain of our assets, sale of debt or equity securities, or through any other means of financing. Failure to obtain such required funds or postpone the maturity of our senior indebtedness could have a material adverse effect on us and could result ultimately in our insolvency or bankruptcy.

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

     We continue to depend on TIW for financial support. TIW continues to have a substantial amount of indebtedness outstanding, including as at December 31, 2002, $272.6 million in secured indebtedness at the TIW level consisting mainly of $47.4 million drawn on its corporate credit facility and $223.9 million in 14% senior guaranteed notes (including conditional indebtedness of $3.4 million accrued on such notes as at December 31, 2002). We are a co-borrower on the corporate credit facility and we are a guarantor of the 14% senior guaranteed notes. As at June 1, 2003, the corporate credit facility had been repaid in full, $48.2 million in 14% senior guaranteed notes had been redeemed and TIW had informed the trustee of the 14% senior guaranteed notes that it will redeem an additional $24.2 million of notes on June 30, 2003, leaving approximately $148.2 million in senior indebtedness as at that date. Also, as at December 31, 2002, our consolidated debt, excluding intercompany indebtedness, was $738.0 million. The terms of certain of these debt instruments currently limit, but do not prohibit, the incurrence of additional indebtedness by our subsidiaries, our operating companies, or us.

     The level and the terms of TIW’s and our subsidiaries’ indebtedness could have important consequences, including that:

•	the debt service requirements may become so high that TIW or our subsidiaries have difficulty making debt service payments on outstanding indebtedness or satisfying our obligations with respect to such indebtedness;

•	our ability to pay dividends will be reduced, assuming we are otherwise permitted to pay dividends under the restrictive covenants contained in our debt instruments;

•	our ability to obtain additional debt financing may be limited;

•	the ability of our parent company to pay interest on its debt and finance its and our activities at the corporate level may be limited by cash sweep provisions requiring it to repay the principal outstanding on its senior indebtedness from cash raised from financing activities, asset sales and certain distributions from our affiliates; and

•	our flexibility in reacting to changes in our business and market conditions may be reduced.

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

     Along with certain of our operating companies, TIW must maintain certain financial ratios, satisfy financial conditions and comply with other covenants pursuant to the terms of their indebtedness. If TIW is unable or if any of such operating companies is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or otherwise fails to comply with the various covenants in such indebtedness, we would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of the indebtedness, prohibit further drawings thereunder or exercise other remedies.

We have a history of operating losses, and may continue to lose money in the future.

     Our subsidiary Český Mobil has generated substantial operating losses since inception. In addition, while Český Mobil currently generates positive cash flow from operations, it has generated negative cash flow from operations in the past and continues to generate net losses. There can be no assurance that our operations can improve their profitability or that they will generate net earnings and enough positive cash flow in the future. The growth of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted. We have sustained significant losses since inception. As of December 31, 2002, we had an accumulated deficit of $461.7 million. We generated a loss from continuing operations before minority interests and income taxes of $191.1 million in 2002 and although we generated income from continuing operations before minority interest and income taxes of $202.8 million in 2001, these results include non recurring gains on investments of $299.8 million. Our net losses were $206.0, million $233.4 million and $273.8 million for the years ended December 31, 2002, 2001 and 2000. There can be no assurance that we will be able to sustain or improve operating profitability in the future. Failure to sustain or improve operating profitability would adversely affect our ability to service our indebtedness.

Our holding company structure may make it difficult to access cash flow from the operating companies and may result in structural subordination of certain of our outstanding securities

     We are a holding company with no material sources of income or assets of our own other than the equity interests that we own in our subsidiaries and operating companies. We conduct substantially all of our operations through such subsidiaries and Český Mobil a.s., MobiFon S.A. and Hexacom India Limited, our indirectly held operating companies. TIW’s cash flow and, consequently, its ability to service the debt we guarantee depends upon the ability of our subsidiaries and operating companies to pay dividends or otherwise make distributions to us. Our subsidiaries and operating companies are separate and distinct legal entities and, except for any intercompany loans owed to us, will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us or to otherwise pay amounts due with respect to the 14% senior guaranteed notes or to make funds available for such payments. Because the subsidiaries will not be required to guarantee the payment of principal of or interest on the 14% senior guaranteed notes, any right we may have to receive assets of our subsidiaries or operating companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of such subsidiaries’ and operating companies’ respective creditors, including, without limitation, tax authorities, trade creditors and lenders.

     We may be unable to access the cash flow, if any, of our operating companies because:

•	we may not have the necessary control, by ourselves, to cause such entities to pay dividends to their equity holders;

•	certain of such entities are currently or may become parties to credit or other borrowing agreements that restrict or prohibit the payment of dividends and distributions, and such entities are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future;

•	it can be expected that Český Mobil will generally reinvest all of its cash flow in its business for the foreseeable future and that MobiFon may reinvest part of its cash flow in its business for the foreseeable future; and

•	some of the countries in which such entities conduct business impose legal limitations on the declaration of dividends and tax the payment and repatriation of such dividends or otherwise restrict the repatriation of funds, even though we typically structure our operations to minimize any such tax on such payment and repatriation of funds.

     Although our subsidiary MobiFon has declared and paid dividends in the recent past and initiated a share repurchase in 2002, we may not be able to generate any significant cash through dividends or other distributions from the operating companies in the near future, and there can be no assurance that we will be able to generate any significant cash flow from the operating companies at any time in the future.

The international nature of our operations may make the outcome of litigation, bankruptcy proceedings or enforcement of your rights difficult to predict.

     We are incorporated under the laws of the Netherlands and our subsidiaries are incorporated under the laws of various jurisdictions and conduct operations in different countries. Consequently, the laws and regulations of The Netherlands or one or more countries in which our subsidiaries are organized or operate could apply to litigation or bankruptcy proceedings. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts in The Netherlands or elsewhere would recognize the United States bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a United States bankruptcy case involving a Dutch debtor or a debtor with its principal operating assets outside the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable.

You may find it difficult to enforce your rights because we are a foreign company.

     Judgments of U.S. courts including judgments against us, our supervisory board, our board of management or our officers, that are predicated on the civil liability provisions of the federal securities laws of the United States are not directly enforceable in The Netherlands. Even if an investor prevails on a claim in a United States court, it may find it difficult or impossible to enforce its rights in The Netherlands and might have to relitigate the merits of the matter before the competent court in The Netherlands in order to enforce its rights. Furthermore, an investor may find it difficult or impossible to effect service of process on the members of our boards or the board of directors of our subsidiaries, their officers and others connected to them.

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

We may not be able to sell or transfer our ownership interests in our operating companies on commercially acceptable terms.

     Our ability to sell or transfer our ownership interests in our operating companies is generally subject to:

•	contractual limitations in favor of strategic partners including, in certain cases, co-sale rights or rights of first refusal (see “ — Arrangements among shareholders of our Romanian subsidiary could make it harder for us to engage in transactions that could benefit our shareholders”); and

•	provisions in local operating licenses and local governmental regulations that, in certain cases, may restrict or prohibit the transfer of our ownership interests in such operating companies.

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

     Any issuance, sale or transfer of shares of ClearWave may trigger rights of first refusal given to shareholders of ClearWave’s Romanian subsidiary, MobiFon, under MobiFon’s contract of association. Such rights apply to direct sales of shares of MobiFon and, as long as the shares of MobiFon held by ClearWave represent more than 25% of the fair market value of ClearWave’s assets, to indirect sales. These rights entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held by ClearWave upon an issuance, sale or transfer of shares of ClearWave, at the same proportionate price in the case of cash transactions in ClearWave’s shares, or at the fair market value of the MobiFon shares, in the case of non-cash transactions in ClearWave’s shares. On December 12, 2000, we obtained from Vodafone Europe B.V., a holder of 20.1% of the outstanding shares of MobiFon at that date, a waiver of such rights in respect of transactions in ClearWave shares under certain circumstances such as certain future primary issuances of shares of ClearWave and the issuance and resale of certain shares of ClearWave.

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

Given that we have pledged the shares we hold in ClearWave as collateral to our guarantee of the 14% senior guaranteed notes, a realization on our interest in ClearWave, as well as any foreclosure by the trustee on such capital stock may trigger certain rights under these arrangements.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 21% of the outstanding shares of MobiFon, may require us or, at our option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation. This price shall be payable, at TIW’s option, in cash or in its marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria. Should such right be exercised, we may not have the necessary cash on hand to pay the purchase price.

We may not be able to satisfy conditions in our agreements dealing with changes in control.

     ClearWave’s Romanian and Czech operating companies have entered into senior credit facilities with bank syndicates under which a direct or indirect change of control of such operating companies could trigger default provisions under these borrowing facilities, unless the lenders consent. A foreclosure by the trustee of the 14% senior guaranteed notes on the capital stock of ClearWave subject to the lien securing our guarantee of the notes would likely trigger these change of control provisions, which could impede the ability of the trustee to rapidly realize on this security interest or could reduce the value of the security interest.

     The indenture governing the 14% senior guaranteed notes requires TIW, upon a change of control, to make an offer to purchase the notes at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest. There can be no assurance that, upon a change of control, TIW or we would have sufficient funds to purchase all notes tendered.

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

     Český Mobil has decided not to participate in the auction for licenses giving the right to operate networks using universal mobile telecommunications systems or other recently developed technologies. The acquisition of these licenses and the build out of these networks by our competitors could make the products and services of Český Mobil less attractive and consequently have an impact on our revenues and profitability.

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

Our quarterly revenues and operating results are volatile.

     Our quarterly revenues and operating results are volatile and difficult to predict. It is possible that our future quarterly operating results will be below the expectations of public market analysts or investors. Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. As a result, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. Our quarterly results may fluctuate as a result of a variety of factors, including:

•	the size of our subscriber base;

•	changes in pricing by us or our competitors;

•	increased competition;

•	the nature and effectiveness of investments made by us;

•	growth or cancellations of service contracts;

•	developments relating to our existing licenses and frequency allocations or the issuance of new licenses or frequency allocations; and

•	general economic conditions.

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

     The value of our investment in Český Mobil is partially a function of the currency exchange rate between the U.S. dollar and the Czech Koruna, its functional currency. The devaluation of the functional currency applicable to an operating company will result in a reduction in the carrying value of our investment in such operating company. Such reduction is accounted for as a reduction of shareholders’ equity until the sale of the investee, at which time the cumulative gain or loss is recorded as part of the gain or loss on sale. In addition, Český Mobil reports its results of operations in the local currency, and accordingly, our results of operations will be affected by changes in currency exchange rates between the Koruna and the U.S. dollar. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on long-term debt denominated in Euros. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in management’s objectives and strategies with respect to managing such exposures. As of March 31, 2003, Romania was defined for accounting purposes as a highly inflationary economy, and the dollar, our functional currency, was used as MobiFon’s measurement currency. Each fiscal quarter, we make an assessment as to whether Romania is still defined as a highly inflationary economy, in order to determine whether a further assessment is needed as to which currency should be MobiFon’s functional currency for subsequent fiscal quarters. MobiFon’s borrowings are in U.S. dollars and tariffs are adjusted to account for the effects of the devaluation of the Romanian lei versus the U.S. dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our assessment and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the U.S. dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, all of which could have a material adverse effect on us.

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

Because we are unable to thoroughly screen the creditworthiness of potential customers, we may incur fraud and bad debt expenses and recognize less revenues.

     The fraud and bad debt we experience in a given period will directly reduce our net income and cash flow. Our ability to screen applicants for creditworthiness is limited due to the lack of credit reporting agencies or data in the countries where we operate. Our screening processes and gradual restrictions on access to our services in the event of non-payment may not be effective in limiting our fraud and bad debt exposure. Consequently, we may have a significant number of customers that are unable to pay their bills on time, if at all.

Our revenues are unpredictable, and our revenue sources are short-term in nature.

     Future revenues from our prepaid and postpaid subscribers, our two primary sources of revenues, are unpredictable. We do not require our prepaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. Although we require our postpaid subscribers to enter into service contracts, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could have an adverse effect on our results of operations or financial condition.

We are subject to anti-monopoly regulation, which could restrict our business.

     MobiFon is subject to oversight and regulation by Romania’s Competition Council, which is authorized to regulate Romanian companies deemed to be a dominant force in, or a monopolist of, a market. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. Because Romanian law does not clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in our license area in Romania could trigger close scrutiny by the Competition Council of the pricing and other terms of our services. MobiFon could be subject to anti-monopoly regulation in the future, which could adversely affect our business.

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

ITEM 4 – INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     We develop, acquire, own and operate wireless telecommunications networks. As of December 31, 2002, we had operations in Romania, the Czech Republic and India representing 3.9 million subscribers which, based on our percentage ownership in these operations as of December 31, 2002, represent 823,000 equity subscribers. As of December 31, 2002, our principal operations also included cellular operations in Brazil which we disposed of on March 26, 2003 for total cash consideration of US$70 million.

     Telesystem Ltd. founded Telesystem International Wireless Corporation N.V. under Dutch law on May 21, 1992 to pursue international opportunities in the wireless telecommunications services market. On September 9, 1996, TIW was incorporated under the Canada Business Corporations Act to acquire directly and indirectly all our issued capital stock. In September 2001, TIW issued its 14% senior guaranteed notes of which we are a guarantor.

     Our head office and principal place of business is World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands, and our telephone number is 011 31 (20) 305.09.80. CT Corporation System, 111 Eighth Avenue, New York, NY 10011, (212) 894-8500, acts as our agent for service of process in the United States.

     The following table sets forth, by segment, the progression since 1998 in the number of subscribers and equity subscribers excluding discontinued operations. The table excludes subscribers of certain Brazilian operating companies in which we held an interest as at December 31, 2002 and which we sold subsequent to year end.

	Years ended December 31

	2002		2001		2000	1999	1998

Romania
Subscribers	2,635,200		2,003,600		1,171,800	702,100	325,300
Equity Subscribers(1)	684,640	(3)	580,000	(2)	690,200	384,000	201,700
Czech Republic
Subscribers	1,179,800		858,400		301,700
Equity Subscribers(1)	124,060		86,700	(2)	65,200
India
Subscribers	112,400		74,000		35,400	15,000	9,000
Equity Subscribers(1)	14,300		7,500		3,600	1,500	3,000
Total
Subscribers	3,927,400		2,936,000		1,508,900	717,100	334,300
Equity Subscribers(1)	823,000		673,200	(2)	759,000	385,500	204,700

(1)	Equity subscribers represent our ultimate proportionate ownership in subscribers figures of our operations, based on our equity ownership percentage in such operations.

(2)	The decrease in equity subscribers for Central/Eastern Europe reflects the issuance of units in February 2001 which reduced our equity interest in ClearWave from 100% to 45.5%.

(3)	During the fourth quarter of 2002, ClearWave tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of $24.6 million, bringing ClearWave’s ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause ClearWave’s ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, ClearWave’s ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. For the same reasons, our ultimate equity interest in MobiFon could vary between 25.75% and 26.25% and, as a result, our equity subscribers on a pro forma basis as at December 31, 2002 for Romania may vary between 678,640 and 691,830.

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

ORGANIZATIONAL STRUCTURE

     The following chart summarizes the equity interests we hold, directly and indirectly, in each of our principal operating companies and our position within the ownership structure of the TIW Group as at December 31, 2002, unless otherwise specified. The chart excludes the interest we held in certain Brazilian operating companies as at December 31, 2002, which we accounted for as at that date as assets held for sale and which we sold on March 26, 2003. Percentages in brackets represent the voting interests we hold where they differ from the equity interests we hold.

(1)	This chart is a simplification of the corporate structure as at December 31 and omits certain companies.

(2)	As at April 30, 2003. During the fourth quarter of 2002, ClearWave tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of US $24.6 million, bringing ClearWave’s ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause ClearWave’s ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, ClearWave’s ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. As at March 31, 2003, ClearWave owned 56.6% of MobiFon.

(3)	Capital contributions funded prior to year end but formalized only in the first quarter of 2003 increased TIW Czech N.V.’s ownership in Český Mobil to 96.3%.

Operations

     The following table sets forth our operations and interests and certain information related thereto, as of December 31, 2002, unless otherwise specified. The table excludes the interest we held in certain Brazilian operating companies as at December 31, 2002, which we accounted for as at that date as assets held for sale and which we sold subsequent to year end.

	Start-up	Licensed
	date of	Population	Total	Equity	Equity	Equity
	operations	Coverage	Subscribers(1)	Ownership(2)	persons	Subscribers (5)

		(in millions)		(%)	(in millions)

Central/Eastern
Europe
Romania	Q2 1997	22.4	2,635,208	25.98 (3)	5.82	684,640
Czech Republic (4)	Q1 2000	10.3	1,179,752	10.52	1.08	124,062

		32.7	3,814,960		6.9	808,700
Other
India (Rajasthan)	Q2 1997	56.5	112,393	12.7	7.2	14,300

Total		89.2	3,927,353		14.1	823,000

(1)	As of December 31, 2002, unless otherwise specified. Figures include our pre-paid subscribers: 1,693,987 for Romania, 760,014 for the Czech Republic and 65,909 in India.

(2)	Figures represent the Company’s ultimate ownership interests in its operations before the exercise of options.

(3)	As at May 30, 2003. During the fourth quarter of 2002, ClearWave tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of US $24.6 million, bringing ClearWave’s ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause ClearWave’s ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, ClearWave’s ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. For the same reasons, our ultimate equity interest in MobiFon is expected to be between 25.75% and 26.25% and, as a result, our equity subscribers on a pro forma basis as at December 31, 2002 for Romania is expected t be between 678,640 and 691,830.

(4)	Through an intermediate holding company, we have voting control of Český Mobil.

(5)	Proportional operational data represent the combination of our ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

CLEARWAVE: CENTRAL AND EASTERN EUROPEAN CELLULAR

     We are a leading provider of wireless telecommunications services in Romania through MobiFon, and a rapidly growing wireless telecommunications services provider in the Czech Republic through Český Mobil. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. MobiFon operates in Romania under the highly recognized brand name CONNEX. Český Mobil was awarded an 1800 MHz national license in October 1999 and launched commercial service in the Czech Republic in March 2000 under the brand name Oskar.

     In September 1999, we created TIW Eastern Europe N.V., a wholly-owned subsidiary, to serve as the platform for our Central and Eastern European strategy and hold our interests in MobiFon and Český Mobil. On May 30, 2000, TIW Eastern Europe N.V. changed its name to ClearWave N.V. ClearWave is organized under the laws of The Netherlands. ClearWave is a reporting issuer in each of the provinces in Canada and a registrant with the Securities and Exchange Commission in the United States. As such, ClearWave is subject to the continuous disclosure requirements of the securities regulatory authorities in each of the provinces in Canada and of the Securities and Exchange Commission in the United States.

     As of December 31, 2002, ClearWave had licenses covering 32.7 million persons. ClearWave grew at an average of more than 79,400 net new subscribers per month in 2002 and added a total of over 953,000 net new subscribers in 2002. As of December 31, 2002, ClearWave had approximately 3,815,000 subscribers which based on our ultimate percentage of ownership of MobiFon and Český Mobil as of that date represents approximately 808,700 equity subscribers. ClearWave added an additional 128,300 net subscribers during the first quarter of 2003, bringing ClearWave’s total subscribers as of March 31, 2003 to approximately 3,943,300 subscribers which based on our ultimate percentage of ownership of MobiFon and Český Mobil as of that date represents approximately 821,800 equity subscribers. We intend to use our existing operations as a platform from which to pursue new opportunities, including broadening our service offerings through innovative technologies and expanding our presence in Central and Eastern Europe.

     Romania. MobiFon was the first GSM operator to launch services in Romania and offers a full range of voice services as well as advanced data applications. MobiFon serves its customers on its state-of-the-art network, which covers approximately 97% of the population and all major highways in Romania. During the twelve months ended December 31, 2002, MobiFon added 631,600 net subscribers, an increase of 32% from December 31, 2001. MobiFon grew at a rate of 52,600 subscribers per month in 2002 and had 2,635,200 subscribers at December 31, 2002, up from 2,003,600 at the end of 2001. During the first quarter of 2003, MobiFon added and additional 37,500 net subscribers. Our reports indicate MobiFon had a 51% market share as at March 31, 2003. Since launching service in April 1997, MobiFon has developed an exceptional track record both in terms of subscriber growth and financial performance. MobiFon achieved operating income before depreciation and amortization break-even in the third quarter of 1998, 17 months after launch of services. It recorded an operating income before depreciation and amortization of $231.6 million in 2002, a 24% increase over the $186.4 million recorded in 2001, and of $65.8 million in the first quarter of 2003.

     Czech Republic. Český Mobil received the third national GSM license in the Czech Republic in October 1999. Český Mobil is committed to compete not only in traditional voice services, but also in new technologies such as (1) general packet radio service or GPRS, an evolved technology that permits increased high-speed wireless Internet access and data transmissions, and (2) wireless application protocol or WAP, a technology that allows direct Internet access through cellular devices. When Český Mobil launched commercial service in March 2000, its network covered 50% of the Czech Republic#s population, including all major Czech cities. Český Mobil achieved 98% population coverage by December 31, 2000, in advance of its mid-2001 license requirement. The Czech Republic cellular market grew during 2002 by 1,635,000 subscribers, or 23%, to a total of 8,581,000 subscribers, representing a penetration rate of 84.2% of the population. With the addition of 321,325 net subscribers in 2002, representing a 37% increase since the beginning of 2002, Český Mobil continues to be one of the fastest growing start-up cellular operators in Central and Eastern Europe. It reached 1,179,800 subscribers as at December 31, 2002. During the first quarter of 2003, Český Mobil added an additional 90,800 net subscribers and recorded an operating income before depreciation and amortization of $17.3 million.

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

     In Romania we began the implementation in 2002 of partnerships with third-parties, on a revenue sharing model, to provide services based on interactive voice response systems and short messaging systems. These value added services marketed by our partners and including mostly entertainment services started to represent a growing revenue potential from the Romanian market in 2002.

Data, Internet and Advanced Messaging Services

     We offer a range of data applications, including (1) wireless application protocol commonly referred to as WAP, (2) general packet radio service commonly referred to as GPRS, and (3) basic data and fax transmission.

     Wireless application protocol-enabling technologies permit the deployment of data applications, including the ability to access e-mail and the Internet. WAP allows us to offer utility services as well as games and other entertainment services. We launched wireless application protocol services at MobiFon on August 1, 2000 and on October 30, 2000 at Český Mobil. GPRS permits the transfer of data and use of data services at much faster speeds than current GSM capabilities and represents the next step in the evolution of GSM networks toward third-generation technologies. Possible service capabilities via general packet radio service include remote high-speed Internet and Local Area Network access, high quality audio clips and still image capabilities.

     In Romania, we launched GPRS services at the end of 2001 and currently provide GPRS and Local Area Network access addressing mostly the needs of the business segment, being the segment where we identify the highest interest and potential for vertical applications implementation. We offer at MobiFon a flexible selection of GPRS packages in order to address the many different needs of our customer based and to remain competitive in the market.

     In the Czech Republic we launched GPRS services for our postpaid customers in February 2002 after an innovative trial period in which 150 users of GPRS technology participated. These 150 participants thoroughly tested and used our GPRS offering and continued to provide technical support to other users. This was enabled through a dedicated website where these 150 ‘technoid’ users could converse with one another and on an additional website where they could converse with the public at large about their GPRS experiences with our service. On January 27, 2003, Český Mobil launched GPRS services also for prepaid subscribers.

Český Mobil currently has over 40,000 activated GPRS subscribers. In February 2003, Český Mobil launched Oskar GPRS Connect services which enable our business subscribers to access their corporate networks via a secure GPRS connection.

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

     We intend to continue where feasible our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets for new acquisitions of prepaid consumers. However, we may subsidize handset costs in some of our service packages as part of our initiative to promote new technologies and gain market share. Also, in Romania, we may have to match any future introduction of increased handset subsidies by our three competitors there, which could affect our subscriber payback period and increase the cost of subscriber acquisition. Furthermore, as the third GSM market entrant in the Czech Republic, we may subsidize handset costs in some of our service packages as part of our initiative to gain market share. We have partially offset handset subsidies in the Czech Republic through a reduction in distribution costs, made possible by our direct sales and delivery network.

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

     In line with our strategy of offering diversity and flexibility to our customers, with a focus on increased profitability, in Romania we introduced in 2002 the first innovative airtime recharging mechanism for voice and data pre-paid customers, available at the points of sales and the ATMs of the largest bank in Romania. Český Mobil also has a recharging system available at numerous ATMs in the Czech Republic. The main benefits of the e-voucher system are the wide range of the credit values, its 24 hour availability and the reduction of the costs associated with production and distribution of plastic recharging cards.

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

     Having launched with a mass market brand and tagline of “Everybody, Everyday”, Oskar has since repositioned its brand to appeal to mid and high value subscribers and the small business market. Oskar has positioned itself as the customer advocate that challenges conventions on behalf of customers.

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

     In Romania, Connex distributes through 3 channels; a direct sales force that serves the top 6,500 business accounts, a network of corporate stores in strategic cities for consumers and small business and through both exclusive and non exclusive independent distributors. Distribution is also separated by our product offerings – postpaid and prepaid. Exclusive independent distributors distribute both post and prepaid products and services with a heavy emphasis on postpaid (handsets and activations). We have also developed non-exclusive channels with a variety of specialty retail stores and hypermarkets. In addition, prepaid products are distributed through high traffic retail locations such as gas stations, lottery outlets and kiosks. Recent electronic means of recharging prepaid products through Automated Teller Machines have also resulted in partnerships with financial institutions such as Banca Commerciala Romana. As of the beginning of 2003 our distribution network includes 10 corporate stores, more than 750 exclusive postpaid locations and more than 4,700 points of sale for prepaid cards. Also, a special distribution channel was developed for selling data services. Due to the data services characteristics (need for integration in a complete information technology solution, services complexity, high value, need for customized support) we have developed a non-exclusive channel of data partners. Connex Data Partners are national and regional resellers, including system integrators and service providers, who have the resources, skills and assets to meet the demands of the large enterprise and metro markets for integrated information technology solutions.

     In the Czech Republic, Oskar relies on direct channels of distribution to target both consumer and business customers. One of Oskar’s primary channels of distribution is direct delivery. Through this channel, customers can order service packages and handsets over the phone from a fully dedicated telesales team. Delivery to your office or your home is free and expected within 48 hours. Direct delivery allows us to minimize the number of external parties involved in the sale, build closer customer relationships and reduce acquisition costs by eliminating costs associated with dealers and dealer commissions. Additionally, eliminating intermediaries helps us to maintain standardized distribution processes and procedures and allows us to ensure that every contact with our customers is consistent with the Oskar brand image.

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

     As the first GSM entrant in Romania, we established the benchmark quality and service standards for that market. We believe that our customer care initiatives in Romania have been key in allowing us to maintain our low churn rates and high levels of customer satisfaction. Through constant refining of internal processes, we reached very high levels of productivity in the call center and we make an on-going effort to control the number of calls per customer in a market where the need for education regarding cellular service is still very high. In the Czech Republic we offer customer care options to our subscribers including our extensive and user-friendly “self-care” program which has allowed us to handle large growths in the subscriber base without adding corresponding staff in the customer service group.

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

     In the telecommunications industry, the term “churn” refers to the rate at which customers leave an operator’s network. This can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, post-paid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those pre-paid subscribers whose services we terminated after several months have lapsed since they last placed an outgoing call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns customers after 12 months. At Český, our pre-paid churn policy is based upon the amount of time that has elapsed since the customer replenished his account rather than on activity. Churn rates increase our operating costs by forcing us to increase our spending on marketing and incentive plans to maintain current subscribers and continue to attract new ones. A future increase in churn would likely increase our costs in those areas.

     MobiFon’s average monthly churn rate was 2.12% in 2000, 1.68% in 2001 and 1.85% in 2002.

     Český Mobil’s average monthly churn rate, which includes for 2002 subscribers who have had no activity in their account for more than 6 months, was 1.32% in 2000, 1.86% in 2001 and 2.4% in 2002.

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

     Czech Republic. Besides Český Mobil, the Czech Republic currently has two other licensed mobile operators holding a total of five licenses: (1) Eurotel Praha, a digital GSM 900/1800 Mobile Telephone Protocol operator and analog nordic mobile telephone protocol (NMT450) operator and a holder of a UMTS license; and (2) Radiomobil, another digital GSM 900/1800 operator and holder of a Universal Mobile Telecommunications System license.

(1)	Eurotel Praha won its NMT450 license in November 1990 and launched commercial analog service operations in September 1991. The entry of GSM services reversed Eurotel Praha’s earlier nordic mobile telephone protocol subscriber growth. Eurotel Praha won its 900 MHz GSM license in March 1996 and launched commercial operations in July 1996. Eurotel Praha was allocated 1800 MHz frequencies in July 2001. Shareholders of Eurotel Praha include Český Telecom, the national fixed-line operator.

(2)	Radiomobil won its 900 MHz license in March 1996 and began providing commercial service under the brand name Paegas in September 1996. Radiomobil was allocated 1800 MHz frequencies in July 2001. Radiomobil’s shareholders include Deutsche Telekom AG. In April 2002 Radiomobil rebranded its services to the T-Mobile brand name, and is underway with changing it’s company name to T-Mobile Czech Republic.

As of December 31, 2002, Eurotel was the market leader with a 45.4% market share (including the subscribers using its nordic mobile telephone protocol services – 1% of total Eurotel subscribers); T-Mobile had a 40.9% market share. As of December 31, 2002, Český Mobil had a market share of 13.7%.

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

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

Eurotel Praha	Eurotel/Go	GSM 900/1800	March 1996	July 1996	45.4%
	Eurotel	NMT 450	November 1990
	—	UMTS	December 2001
T-Mobile/ Radiomobil	T-Mobile/Paegas/Twis	GSM 900/1800	March 1996	September 1996	40.9%
		UMTS	December 2001
	—
Český Mobil	Oskar	GSM 1800/900*	October 1999	March 2000	13.7%

*Used outside of Prague

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

     MobiFon has been designated as having significant market power and, as a result, regulatory authorities have imposed maximum interconnection termination rates of $0.11/min until December 31, 2003 and $0.10 from January 1, 2004 to July 2004 and on the basis of the long run incremental cost model thereafter. Regulatory authorities have also imposed on MobiFon certain interconnection obligations with respect to transparency (the publishing of interconnection rates) and account separation. The same obligations were applied to Orange, MobiFon’s main competitor. Only transparency obligations were imposed on Cosmorom and Zapp.

     Czech Republic. A resolution of the Czech Republic government dated August 10, 1994 set out the principles of the national telecommunications policy and maintained Český Telecom’s monopoly, until December 31, 2000, on the fixed-line long distance and international telephone services market. The same resolution also restricted competition in the fixed-line local telephone services market for the same period. In 1997, the Czech Republic became a signatory to the World Trade Organization Reference Paper on Telecommunications through its Additional Commitments to the Schedule on Basic telecommunications services, which committed the country to liberalizing its telecommunications market. Following this agreement, in April 1999, the Czech government adopted a resolution setting out the principles of a new national telecommunications policy. Among the main goals of this policy was the preparation of a Telecommunications Act to open the Czech Republic’s telecommunications market to competition by December 31, 2001. The new Telecommunications Act came into force July 1, 2000.

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

     Český Mobil paid an initial license fee of one billion Koruna ($28.5 million), and must also pay a recurring annual fee for the right to operate GSM base stations and radio operating stations, which amounts to approximately 72 million Koruna ($2.2 million) now that Èeský Mobil has reached 98% population coverage. In addition, Český Mobil must pay a recurring annual fee for the right to operate microwave frequencies to connect GSM base stations to switching centers. In 2002, this fee amounted to approximately 77 million Koruna ($2.4 million).

     Český Mobil is now entitled to 18 MHz of spectrum in the 1800 MHz band. In addition, it has the right to use 4 MHz of spectrum in the 900 MHz band. The Czech Telecommunication Office can reallocate frequencies with six months’ notice. In the process that resulted in the issuance of the new licences, 20 additional channels in the 1800 MHz band were allocated to Český Mobil.

     The new Telecommunication Act, issued in July 2000, regulates a number of issues that were previously included in the former Authorization, thus removing the need to incorporate such issues in the licenses. Consequently, the new licenses are much less detailed than the Authorization, basically only maintaining the price obligations (old tariffs T1 “I Hear You” and T2

“Agreement with Oskar” – pricing plans) until December 31, 2003, and some minimum quality parameters of coverage of area and population.

     The Czech Telecommunication Office is entitled to restrict, suspend or terminate Český Mobil’s license for a number of reasons, including a significant public interest, or a material breach of the provisions of the License, or of the Telecommunication Act. Furthermore, when the initial Authorization was issued, Český Mobil had undertaken to construct the technological infrastructure required to provide Internet access to schools and libraries throughout the Czech Republic, by October 8, 2002. Český Mobil has submitted a comprehensive proposal to fulfill its obligation within the required deadline, and negotiations are still underway with different ministries to discuss the potential implementation of the proposal.

Ownership Restrictions

     Some of our licenses place restrictions on our ability to dispose of our interests in our operating companies. For example, Český Mobil’s initial Authorization requires us to notify the Czech Telecommunication Office in writing at least 45 days before Český Mobil or any shareholder holding more than 25% of its registered capital is involved in a transaction involving more than 10% of its registered capital. This is only a notice requirement; the license does not give the Czech Telecommunication Office a right to approve the transfer. However, this notification obligation was not replicated in the new Licenses of Český Mobil that came into force on November 13, 2002, and therefore is no longer applicable.

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

     Czech Republic. Our interest in Český Mobil is held through TIW Czech N.V. Our strategic and financial partners in TIW Czech N.V. are large institutional investors. ClearWave holds a 50.8% voting interest and 24.2% equity interest in TIW Czech N.V. with the institutional investors holding the remaining 49.2% voting and 76.6% equity interest. TIW Czech N.V. holds a 96.3% direct interest in Český Mobil and its co-shareholders in Český Mobil, Český konsolidacni agentura and United Pan-Europe Communications N.V., hold the remaining 3.7% interest. Through this shareholding structure, we currently control 96.3% of Český Mobil.

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

     As part of the creation of Český Mobil, a minority shareholder was granted by TIWC a put option on all common shares in the capital of Český Mobil that the minority shareholder holds. As a result of the assignment of this put by TIWC to TIW Czech, TIW Czech may have to purchase this minority shareholder’s shares of Český Mobil for a price equal to the total subscription price paid for the shares plus interest calculated from their respective dates of issuance at a rate of 7% per annum. This option remains exercisable until October 8, 2003. As at December 31, 2002, this minority shareholder had contributed $13.0 million to the equity of Český Mobil.

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

     Romania. MobiFon began the development of its GSM-based cellular network, using 900 MHz frequencies, in December 1996. By March 1, 1997, MobiFon’s network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2002, MobiFon’s state-of-the-art network covered 96% of the population of Romania and all major highways in Romania. As of that date, MobiFon’s network consisted of 1021 remote base stations, 386 repeaters, 24 base station controllers, 11 cellular switching centers, 2 transit switching centers and 10 public switched telephone network (PSTN) interconnection points. Use of ATM technology and voice compression techniques led to significant increase in network efficiency, preserving a high quality level. Starting Jan. 1, 2003 MobiFon ensures direct international traffic interconnection with four carriers, no longer using transit through the local PSTN for such traffic. We will be installing additional base stations and other equipment to increase capacity and enhance coverage and quality of service, and starting 2003 we have access to the 1800 MHz frequencies, to be used when needed for additional capacity. We have also installed the first-ever wind and solar powered cell sites in Central and Eastern Europe.

     Czech Republic. The design for the Czech network employs both 900 MHz and 1800 MHz frequencies, taking into account certain availability restrictions on the 900 MHz band. This design offers benefits with respect to greater rural coverage and greater capacity in dense urban environments. Český Mobil was using Ericsson and Siemens exclusively to construct its network, but now tenders the construction work to the most competitive contractors. While Český Mobil is utilizing Ericsson mobile switching centers throughout the network, it uses Ericsson cellsite equipment in the eastern part of the country and Siemens cellsite equipment in the western part of the country. As at March 31, 2003, Český Mobil’s network covered 99% of the population. As of that date, Český Mobil’s network consisted of over 2,429 base stations, 58 base station controllers, 6 cellular switching centers and diverse network interconnection points to all the major telecom operators in the Czech Republic including Český Telecom, Eurotel, T-mobile, Aliatel, Contactel, and GTS. Of the 6 cellular switching centers, 3 of them also perform the function of transit switching. We believe the network addresses current capacity adequately.

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

     We have safeguarded our networks against disaster by using, at various locations, redundant/physically diverse transmission systems, redundant/physically diverse system components, battery back-ups, generators, fire suppression systems, and of course regional support staff. Regional centers maintain replacement parts for critical components in the event of switching center or other system failures. As a result of these precautions, we were able to keep our Romanian and Czech networks up and operating an average of respectively 99.89% and 99.90% of the time in 2001 and an average of respectively 99.91% and 99.94% of the time in 2002. We, through our local expertise and our suppliers, through their servicing and maintenance departments, work together to adequately support and maintain our networks.

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

     In order to further maximize the roaming revenue MobiFon has started to negotiate and open prepaid roaming relations based on CAMEL Phase 1 and Phase 2 technologies. The prepaid roaming agreements allow MobiFon’s Kamarad prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of December 31, 2002, MobiFon was offering for its prepaid customers the possibility to roam in 16 networks covering 11 countries. On the other hand at the same date MobiFon was offering prepaid inbound roaming services for 13 of our roaming partners.

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

     On May 5, 1997, MobiFon concluded a “Bill & Keep” interconnection agreement with MobilRom which applied until May 12, 1999, when MobiFon entered into another interconnection agreement with an initial term of 12 months, extendable for additional 12-month periods. MobiFon extended its agreement with MobilRom for an additional 12 months to May 2004. This interconnection agreement, like the one entered into with RomTelecom, provides for the interconnection of MobiFon’s network with that of MobilRom and the sharing of revenues from calls routed on the two networks. MobiFon and MobilRom signed two addenda to the interconnection agreement, one on May 28, 1999, and another on October 9, 2000, providing procedures for settlement and monthly traffic information exchanges and also providing the availability of the short messaging system service between the two networks.

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

     Due to the Romanian telecommunications market liberalisation in 2003, which ended RomTelecom’s monopoly for international traffic to and from Romania, MobiFon entered into bilateral international interconnection agreement to secure international traffic with certain international carriers including carriers in Germany, Italy and Austria

     Czech Republic. Český Mobil is a full member of the GSM Association (formerly known as the group of signatories of the GSM Memorandum of Understanding). As of March 31, 2003 Český Mobil had launched commercial roaming service with 137 operators in 71 countries including all of the operators in its neighboring countries.

     Český Mobil is directly or indirectly interconnected with all major players in the Czech telecommunications market. This list of directly interconnected parties includes: Český Telecom, Aliatel, GTS, Contactel, Pragonet, who each provide fixed line services in the Czech market and Eurotel and T-Mobile, who are the other two mobile operators in the market. Due to the current regulatory requirements, Český Mobil will have to interconnect directly with others licensed alternative operators that request change from indirect to direct interconnection.

     Over the past years, Český Mobil had been actively lobbying with the CTU to bring traditionally high interconnection rates closer to the true costs of providing mobile call termination services. On November 27, 2001, the CTU issued a price decision establishing a fully allocated cost-based methodology for setting interconnection rates for calls terminating in mobile networks, as well as a establishing a maximum rate of 3.66 Korunas per minute. This represented a 43% decrease compared to the previously valid rate. As the traffic exchanged between Český Mobil and its two competitors (Eurotel and T-Mobile) has not been balanced and works to Český Mobil’s disadvantage, such rate reduction has a significant positive impact on Český Mobil’s net position on interconnection payments to other mobile networks. Both Eurotel and T-Mobile have challenged this price decision and are requesting rates that are, on average, approximately 1 Koruna higher than the maximum established.

     On September 3, 2002, the CTU issued a new price decision setting the interconnection rates for calls terminating into fixed networks based on a version of the long-run incremental cost model. This resulted in a 22% decrease of the rates compared to the previous blended termination rate. Although this new methodology has not been implemented as of yet in mobile networks, it is expected that the CTU will adopt a similar costing method in the near future which may lead to additional decreases in the level of mobile interconnection rates, and thus further improve our net position on interconnection payments. Český Mobil is advocating for the regulator to mandate the use of a similar methodology to established interconnection rates for calls terminating in mobile networks as soon as practicable.

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

     Czech Republic. Český Mobil has met its cash requirements through December 31, 2002, primarily from shareholder contributions of $350.0 million and from $443.1 million of borrowings under its senior secured syndicated credit facility entered into on July 19, 2000.

     Český Mobil’s senior secured syndicated credit facility consists of approximately €295.7 million and Koruna 5.5 billion, totalling approximately $492 million, carrying interest for Euro drawings at a rate of EURIBOR plus 1.75%, (2.25% in the case of the non-revolving tranche representing approximately 10% of the entire Euro drawings) and for Koruna drawings at a rate of PRIBOR plus 1.75% (2.25% in the case of the non-revolving tranche representing approximately 34% of the entire Koruna drawings) reimbursable through instalments between June 2004 to December 2009. As at December 31, 2002, Český Mobil had drawn approximately $443.1 million under this facility. Český Mobil has and will continue to use the funds to finance the construction, operation, working capital, debt service and related requirements of its GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

     Český Mobil’s capital requirements will include expanding its cellular network and financing its working capital requirements. Český Mobil expects that these requirements will be financed by drawings under its senior secured syndicated credit facility, by way of shareholders’ funding commitments, and from operating cash flow. In conjunction with our partners, we have provided $350.0 million in funding to Český Mobil as at December 31, 2002.

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

     Czech Republic. As of December 31, 2002, Český Mobil had a total of 1,350 employees.

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

BRAZILIAN ASSETS HELD FOR SALE

     As at December 31, 2002, we also held, through a wholly-owned subsidiary, TIW do Brazil Ltda., an interest in cellular operations in Brazil in the State of Minas Gerais and in the Amazon region. TIW do Brasil Ltda., now called TPSA do Brasil Ltda., holds a 48.9% interest in a consortium, Telpart Participaçoes S.A., which holds 19.9% of the equity and 52.1% of the voting shares of Telemig Celular Participaçoes S.A., a holding company that owns an equity interest of 82.9% in Telemig Celular S.A. Telpart also holds 19.3% of the equity and 51.9% of the voting shares of Tele Norte Celular Participaçoes S.A. Tele Norte in turn owns a 74.95% equity interest in Amazonia Celular S.A. As at December 31, 2002, Telemig Celular S.A. and Amazonia Celular S.A. had a total of 2,863,814 subscribers and licenses covering 32.1 million persons. On March 26, 2003, we disposed of TIW do Brazil for total consideration of US$70 million.

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

PROPERTY, PLANTS AND EQUIPMENT

     We lease approximately 100 square meters of office space in Amsterdam from Maatschap World Trade Center, for our corporate headquarters. The lease provides for annual rent of approximately 40,000 Euros.

     In addition, our subsidiaries and operating companies have leases for office space, switching facilities and transmission sites in each of the countries where we operate the most material of which include the leases of MobiFon and Český Mobil described below.

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

     Czech Republic. Český Mobil leases approximately 12,394 square meters of office space for its head office in Prague for approximately $2.6 million including operating expenses, cleaning and security. Český Mobil also leases:

(1)	2,785 square meters for its call center in Chrudim for approximately $332,000 annually including operating expenses, cleaning and security;

(2)	an aggregate of 2,350 square meters throughout the Czech Republic for its regional stores, retail stores and mobile stores for a total of approximately $1.24 million annually including operating expenses but excluding security and cleaning;

(3)	an aggregate of 522 square meters for its 3 regional sales offices and for its regional operating center for a total of approximately $68,000 annually including operating expenses, cleaning and security;

(4)	an aggregate of 4,500 square meters for its 3 Mobile Switch Centers (MSC) for a total of approximately $883,000 annually including operating expenses, cleaning and security;

(5)	an aggregate of 785 square meters for its 6 Regional Operation Centers (ROC) for a total of approximately $88,000 annually including operating expenses, cleaning and security;

(6)	lines that connect cell sites to switching centers for an aggregate annual amount of approximately $6.3 million; and

(7)	various properties for the operation of cell sites for an aggregate of approximately $19 million annually including operating expenses and maintenance costs.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Corporate N.V. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

OVERVIEW

We develop, acquire and operate wireless telecommunications networks. As at December 31, 2002, our operations, excluding operations to be disposed of in Brazil, had 3,927,000 subscribers, which, based on our ultimate percentage ownership in our operations, represent 823,000 equity subscribers. Our operations consist of cellular operations in Romania, the Czech Republic and India.

Our operations’ licenses entitle us to serve geographical areas that include approximately 89.2 million persons which, based on our ultimate percentage equity ownership in our operations, represent approximately 14.3 million persons as at December 31, 2002. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe where we are already present, and at any time may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures in these markets.

On July 27, 2001, we discontinued our specialized mobile radio and enhanced specialized mobile radio operations in Western Europe which were operated through Dolphin and its subsidiaries. Dolphin and certain of its subsidiaries took legal steps to reach a compromise with their creditors. On March 31, 2001, we disposed of our interest in Americel and Telet, two of our Brazilian cellular operations and on March 5, 2002, we adopted a formal plan to dispose of our remaining Brazilian cellular operations by way of sale of our equity interest in Telpart within the next twelve months. However, in light of the deterioration of the market conditions that existed at the date of the adoption of the formal plan to dispose, the horizon for disposal has been extended by an additional twelve months. On March 26, 2003, we disposed of our interest in Brazil. The proceeds from the sale was mainly used to reimburse parent corporate debt. The financial position and results of operations of Dolphin have been reported in our consolidated financial statements as discontinued operations. The results of discontinued operations and the impact of the discontinuation on our consolidated financial statements are described in the period over period discussion of this operating and financial review and prospects. Effective July 1, 2002, the Company ceased to proportionately accounts for the Brazilian activities held for sale and begun to be account for its investment using the equity method starting July 1st, 2002.

OPERATIONS

Our cellular operations in Romania and the Czech Republic are held through ClearWave, which was a wholly-owned subsidiary until February 14, 2001. At such date, TIW, the parent company, issued 43.8 million Units each comprised of a ClearWave share and an option to exchange five Units for one of our shares for no additional consideration, by tendering five Units back to us at any time on or prior to June 30, 2002. We refer to this option as the exchange option. Subsequent to such transaction, TIW issued an additional 2.1 million Units. As a result of these transactions, the TIW equity interest and voting rights in ClearWave then decreased to 45.5% and 80.7%, respectively. TIW’s interest in ClearWave was held through us and consequently, on February 14, 2001, the Company sold the shares included in the Units to TIW at their fair value for a total proceed of $272.5 million. This transaction resulted in a gain on disposal of $205.2 million and a reduction of our equity interest and voting rights of ClearWave to 45.5% and 80.7%, respectively. (See “Sources of financing”). In February 2002, TIW purchased back 33.7 million Units outstanding pursuant to an exchange offer. As a result, TIW equity interest and voting rights in ClearWave are now 85.6% and 94.9%, respectively. However, the shares TIW repurchased in February 2002 were not sold back to us and consequently our equity and voting interest remained at 45.5% and 80.7% respectively.

Romania — Cellular

Cellular services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. ClearWave’s equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease ClearWave’s equity interest in MobiFon from 63.5% to 62.4% and to decrease our ultimate equity interest in MobiFon from 28.9% to 28.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon. Accordingly, our ultimate ownership of MobiFon may vary between 24.3% and 24.8%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

On December 18, 2002 we reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction, closed on March 19, 2003 and consequently, ClearWave will record a gain on disposal of such shares in the first quarter of 2003. As a result of the above transactions, our ultimate ownership in MobiFon may be reduced from the pre share repurchase level of 24.8% down to between 22.0% and 22.5% depending on the outcome of the share repurchase.

Czech Republic — Cellular

Český Mobil holds a license to provide GSM-based cellular services in the Czech Republic and launched commercial services in March 2000. ClearWave’s indirect ownership in Český Mobil increased from 22.3% to 23.3% following the January 20, 2003 negotiation of capital contributions in 2001 and 2002.

ClearWave’s equity interest in Český Mobil is held through TIW Czech, in which ClearWave owns 50.8% voting rights and a 24.2% equity interest.

As part of the creation of Český Mobil, a minority shareholder was given a put option and, as a result, TIW Czech may be required to purchase the Český Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Český Mobil. ClearWave’s share of this commitment, if exercised, is $4.6 million as at December 31, 2002 and would result in ClearWave’s ultimate ownership of Český Mobil increasing from 23.3% to 24.2%.

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

ACCOUNTING TREATMENT AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with Dutch GAAP. For a discussion of the principal differences between Dutch GAAP and U.S. GAAP, see Note 14 to our consolidated financial statements.

Investments

In accordance with Dutch GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Český Mobil. Investments, which are jointly controlled, are reported using the proportionate consolidation method. Under this method, our proportionate share of the assets, liabilities, income and expenses of the joint ventures are consolidated in our financial statements. In this regard, we proportionately consolidated the results of Telpart until June 30th 2002. Americel and Telet were proportionately consolidated up to March 30, 2001, the date of their sale and Enlaces up to December 24, 2001, the date we relinquished joint control. Investments over which the Company has significant influence are accounted for using the equity method. In July 2000, other partners and ourselves initiated common legal proceedings in order to invalidate certain changes to the ownership structure of Telpart, the consortium which holds our A-Band operations, effected by one of the partners which, we believe, contravened the general telecommunications law and breached certain agreements. Although we occupy one of three seats on Telpart’s Board of Directors, we ceased in July 2002 to have board representation at Telpart’s subsidiaries as a result of legal proceedings which we are vigorously contesting. We maintain that we have the legal right to joint control over these investments and are still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, we have ceased to proportionately account for these operations and account for our 48.9% investment in Telpart using the equity method starting July 2002. Telpart fully consolidates the results of Telemig Celular Participaçoes S.A., and Tele Norte Celular Participaçoes S.A., in each of which it has voting rights of 52.1% and 51.9%, respectively and equity interests of 19.9% and 19.3%, respectively.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those who use is restricted to the Company’s networks, which together with the related cost of equipment are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

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

Our business is capital intensive and property plant and equipment and licenses had a carrying value as at December 31, 2002 of $1.2 billion. These long-lived assets are assessed for recoverability based on our business plans which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, competition, foreign currency and cellular penetration rates. Changes in these key assumptions could have significant implications on our business plans.

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

For the year ended December 31, 2001, these results include the loss from ESMR/SMR operations to July 27, 2001, the date Dolphin voluntary petitioned for administration, and a loss we realized as a result of the deconsolidation of Dolphin due to the loss of control to the court appointed administrators.

Brazilian Activities Held for Sale

For the year ended December 31, 2002, the Company recorded an impairment of investment of $211.0 million in relation with its investment in Brazil. The Telpart results are accounted using the equity method, starting July 2002 as apposed to being proportionately accounted for the first six months of 2002 and in 2001.

U.S. GAAP Accounting Treatment

U.S. GAAP requires consolidation of subsidiaries controlled by us and the equity method of accounting for joint ventures and investees in which we have significant influence but not a controlling interest. Net loss and shareholders’ equity under the above presentations are the same.

In accordance with U.S. GAAP, the Brazil operations continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian cellular operations occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Dutch GAAP these operations continued to be reported as continuing operations and proportionately consolidated until the loss of joint control which happened in the third quarter 2002 and accounted for as an equity investment for subsequent periods.

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

RESULT OF OPERATION
 The following discussions compare the results of operations for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Results of Operations

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Operating revenues	839,107	844,757	715,185
Total operating expenses	726,436	779,388	768,390

Operating income (loss)	112,671	65,369	(53,205)
Interest expense	(88,986)	(128,151)	(86,646)
Interest income	10,781	23,753	15,194
Foreign exchange loss	(4,435)	(21,493)	(16,882)
Impairment of investment	(210,996)	(36,483)	—
Gain (loss) on investments	—	299,842	87,510
Loss on extinguishment of debt	(10,100)	—	—
Income taxes recovery (expenses)	(32,543)	(7,433)	1,727
Minority interests	17,609	13,262	48,056

Income (loss) from continuing operations	(205,999)	208,666	(4,246)
Loss from discontinued operations	—	(442,036)	(269,592)

Net loss	(205,999)	(233,370)	(273,838)

All subscriber numbers in the operating and financial review have been adjusted to reflect the discontinuation of Dolphin on July 27, 2001 and the loss of joint control of our Brazilian joint venture operations on July 2002. The year ended December 31, 2002, includes 6 months of operations of our Brazilian joint venture compared with 12 months the previous year.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues decreased to $839.1 million in 2002 from $844.8 million in 2001. The consolidation of Brazil for the six months in 2002 versus twelve months in 2001 accounted for $173.9 million of the decrease. This decrease was offset by MobiFon’s and Český Mobil’s continued growth which contributed $74.4 million and $103.7 million of the increase, respectively. During 2001, Enlaces contributed $9.9 million in revenues.

Total operating expenses decreased to $726.4 million in 2002 from $779.4 million in 2001. Included in total operating expenses are cost of revenues, which decreased to $321.8 million from $338.9 million. The part year consolidation of our Brazilian activities accounted for $64.6 million of the decrease and this was offset by a $28.7 million and a $23.7 million increase in cost of services in the Czech Republic and Romania, respectively, incurred in support of their revenue increase.

Selling, general and administrative expenses decreased from $254.8 to $214.4 million mainly due to the part year consolidation of our Brazilian activities, which accounted for $47.2 million of the decrease. MobiFon’s and Český Mobil’s cost remained stable in 2002 compared to 2001, as a result of cost control initiatives at both corporate and the operating subsidiaries.

Depreciation and amortization increased to $190.2 million in 2002 from $185.7 million in 2001, an increase of $4.5 million. A higher tangible asset base in Romania and in the Czech Republic contributed $11.5 million and $25.2 million to such increase, respectively, combined with a reduction of $30.7 million in our Brazilian activities resulting from the partial consolidation in 2002.

Interest expense decreased by $39.2 million to $89.0 million in 2002 mainly reflecting lower interest expense at the corporate level in 2002 as a result of the termination of interest charges in July 2001 on loans made to the Company in relation with the Dolphin discontinued operations. These loans contributed $32.2 million of interest in 2001. The variation also reflects the drawing by Český Mobil on their syndicated credit facility partially offset by a reduction of $7.6 million due to the part year consolidation of our Brazilian activities. The foreign exchange loss was $4.4 million in 2002, compared to $21.5 million in 2001. The 2002 loss is represented by losses in our Brazilian activities of $6.7 million combined with gains in Český Mobil of $4.0 million which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

The 2002 results include the previously described impairment charge of $211.0 million related to Brazil compared with a gain of $263.4 million in 2001 where $205.2 million of such gain related to the ClearWave shares sold to TIW for inclusion in their Unit, $106.1 million gain for the disposition of the 16.3% equity interest in two Brazilian B-Band joint venture, $36.5 million loss related to the A-Band Brazilian activities, a loss of $9.3 million from the sale of W-Aura, a $5.6 million loss on our investment in Mexico and $4.1 million gain on other dispositions.

The loss on debt extinguishment relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million

The income tax expense of $32.5 million relates to MobiFon which has generated net income and has utilized all its net operating loss carryforwards. We had available, as at December 31, 2002, net operating loss carry forwards in the amount of $233.4 million of which $61.0 million was from corporate which expire in 2009 and $172.4 million from Český Mobil which consists of $6.4 million, $90.7 million, $65.2 million and $10.1 million expiring in 2006, 2007, 2008 and 2009, respectively. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

Our share of losses allocated to minority interests amounted to $17.6 million in 2002, compared to $13.3 million in 2001. The 2002 minority interests is composed of our share of losses of subsidiaries attributed to minority interests in TIW Czech, partly offset by our share of earnings attributed to minority interests in MobiFon and ClearWave.

As a result of the foregoing, loss from continuing operations for the year ended December 31, 2002 was $206.0 million compared to and income of $208.7 million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Revenues increased to $844.8 million in 2001 from $715.2 million in 2000. Brazilian activities contributed for a $42.9 million decrease. MobiFon’s continued growth contributed $64.7 million and Český Mobil, which had its first full year of operations in 2001, contributed $109.9 million of the increase.

Total operating expenses increased to $779.4 million in 2001 from $768.4 million in 2000. Included in total operating expenses are cost of revenues, which increased to $338.9 million from $300.4 million due to the decrease of $44.5 million in our Brazilian activities and to the $60.6 million increase in cost of service in the Czech Republic incurred in support of its revenue increase. Selling, general and administrative expenses decreased by $47.7 million to $254.8 million from $302.5 million in 2000. Brazilian activities, Corporate and MobiFon contributed $37.6 million, $4.7 million and $7.9 million to such decrease, respectively, combined with an increase of $2.5 million from Český Mobil.

Depreciation and amortization increased to $185.7 million in 2001 from $165.6 million in 2000, an increase of $20.1 million. The disposal of our B-Band operations accounted for $12.2 million of reduction combined with a higher tangible asset base in Romania and in the Czech Republic which contributed $11.8 million and $20.5 million to such increase, respectively.

Interest expense increased by $41.5 million to $128.2 million in 2001. Český Mobil accounted for almost all of the increase due to increased borrowings under its syndicated senior credit facility. Interest income increased to $23.8 million in 2001 from $15.2 million in 2000, primarily from our Brazilian activities. The foreign exchange loss was $21.5 million in 2001, compared to a loss of $16.9 million in 2000. The 2001 loss is a result of our Brazilian activities for $24.5 million attributable to the devaluation of the Brazilian currency over the U.S. dollar and the appreciation of the Czech Koruna over the Euro, which accounted for $6.8 million, partially offset by a $3.8 million loss realized by MobiFon.

Included in the gain on investments is a gain of $205.2 million resulting of the disposition of ClearWave shares sold for the TIW Units, $106.1 million gain on the disposition of the Brazilian B-Band operations, $36.5 million loss related to the A-Band Brazilian activities and a loss of $9.3 million from the sale of W-Aura, a $5.6 million loss on our investment in Mexico and $4.1 million gain on other dispositions. The 2000 results included gains on investments of $87.5 million, which included a $75.4 million gain realized for having waived our right to acquire 3.5% of the outstanding shares of 3G UK Holdings for equivalent proceeds.

Our share of losses allocated to minority interests amounted to $13.3 million in 2001, compared to $48.1 million in 2000. The 2001 minority interests is composed of our share of losses of subsidiaries attributed to minority interests in TIW Czech, partly offset by our share of earnings attributed to minority interests in MobiFon.

As a result of the foregoing, income from continuing operations for the year ended December 31, 2001 was $208.7 million compared to a loss of $4.2 million in 2000.

Our loss from discontinued operations is presented net of income tax recoveries of $30.7 million and $13.0 million in 2001 and 2000, respectively. For the year ended December 31, 2001, the loss from discontinued operations amounts to $442.0 million related to SMR/ESMR operations.

Net loss for the year ended December 31, 2001 was $233.4 million compared to $273.8 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues increased to $715.2 million in 2000 from $498.2 million in 1999. The increase in the subscriber base of the Brazilian A-Band accounted for $102.1 million. MobiFon’s continued growth contributed $73.6 million and Český Mobil, which was launched in early 2000, contributed $34.0 million of the increase.

Total operating expenses increased to $768.4 million in 2000 from $504.3 million in 1999. Included in total operating expenses are cost of revenues, which increased to $300.4 million from $188.1 million due in part to the commercial launch of Český Mobil in March 2000. Selling, general and administrative expenses increased by $101.2 million to $302.5 million in 2000. Brazilian activities accounted for $36.1 million and Český Mobil’s launch in early 2000 accounted for $58.7 million of the increase.

Depreciation and amortization increased to $165.6 million in 2000 from $114.9 million in 1999, an increase of $50.7 million. The Brazilian activities accounted for $22.9 million combined with a higher tangible asset base in Romania which accounted for $13.7 million of the increase. The depreciation of the Czech Republic network assets commenced in 2000 and accounted for $22.0 million.

Interest expense increased by $5.0 million to $86.6 million in 2000. MobiFon’s higher level of borrowings under their credit facilities accounted for this increase. Interest income increased to $15.2 million in 2000 from $12.5 million in 1999, primarily due to the temporary cash surplus during the year at the corporate level, as well as the proceeds from the waiver of our rights in the U.K. UMTS operations. The foreign exchange loss was $16.9 million in 2000, compared to $42.4 million in 1999. The 2000 loss is a result of the devaluation of the Lei in Romania, which accounted for $6.5 million combined with a devaluation of the Brazilian currency.

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

Share of losses allocated to minority interests amounted to $48.1 million in 2000, compared to share of earnings to minority interests of $10.0 million in 1999. The 2000 minority interests are composed of the share of losses of subsidiaries attributed to minority interests in TIW Czech, partly offset by the share of earnings attributed to minority interests in MobiFon.

As a result of the foregoing, loss from continuing operations for the year ended December 31, 2000 was $4.3 million compared to $100.9 million in 1999,

Loss from discontinued operations increased to $269.6 million for the year ended December 31, 2000 compared to an income of $10.7 million for the prior year period.

Net loss for the year ended December 31, 2000 was $273.8 million compared to $90.2 million in 1999.

MobiFon

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	425,567	359,868	299,470
Equipment	21,214	12,475	8,097

	446,781	372,343	307,567
Cost of services	81,462	69,835	62,366
Cost of equipment	39,160	27,236	18,347
Selling, general and administrative expenses	94,613	88,836	96,735

Operating income before depreciation and amortization (1)	231,546	186,436	130,119
Depreciation and amortization	89,439	77,791	65,965

Operating income	142,107	108,645	64,154

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

Depreciation and amortization increased to $89.4 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $142.1 million in 2002 from $108.6 million in 2001.

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

Český Mobil

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	227,342	125,928	21,508
Equipment	20,331	18,037	12,529

	247,673	143,965	34,037
Cost of services	122,741	97,275	36,654
Cost of equipment	25,594	22,323	15,969
Selling, general and administrative expenses	79,143	65,921	63,418

Operating income (loss) before depreciation and amortization	20,195	(41,554)	(82,004)
Depreciation and amortization	67,647	42,562	22,056

Operating loss	(47,452)	(84,116)	(104,060)

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Český Mobil’s service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Český Mobil added 321,400 net cellular subscribers, compared to 556,700 net additions in the same period in 2001, to reach 1,179,800 subscribers as at December 31, 2002 compared to 858,400 at the end of 2001.

Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

Selling, general and administrative expenses increased by 20.1% to $79.0 million despite the 37.4% subscriber growth in 2002. Český Mobil’s operating income before depreciation and amortization increased to $20.2 million in 2002 from an operating loss before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

Depreciation and amortization increased to $67.7 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002 and 2001. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Český Mobil’s service revenues increased to $125.9 million in 2001 from $21.5 million in 2000, reflecting continued subscriber growth and a full year of operations in 2001 compared to 10 months of commercial operations in 2000. Český Mobil added 556,700 net cellular subscribers, compared to 301,700 net additions in the same period in 2000, to reach 858,400 subscribers as at December 31, 2001 compared to 301,700 at the end of 2000.

Cost of service revenues increased by 165% to $97.3 million in 2001 compared to $36.7 million in 2000 in support of the 486% increase in service revenues. Cost of equipment continued to be slightly greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

Selling, general and administrative expenses remained stable at $65.9 million despite the strong subscriber growth in 2001 due to tight cost controls compared to $63.4 million in the previous year. Český Mobil’s operating loss before depreciation and amortization decreased to $41.6 million in 2001 from $82.0 million in 2000 due primarily to subscriber growth.

Depreciation and amortization increased to $42.6 million in 2001 from $22.1 million the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss decreased to $84.1 million in 2001 from $104.1 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Český Mobil’s service revenues were $21.5 million in 2000, reflecting the launch of commercial operations in March 2000. Český Mobil’s subscriber base was 301,700 at the end of 2000.

Cost of service revenues was $36.7 million in 2000. Cost of equipment was higher than associated revenues consistent with our practice to sell equipment at prices to attract new customers and incentives offered on commercial launch.

Selling, general and administrative expenses were $63.4 million in 2000 compared to $4.7 million in the previous year, due to the commercial launch of operations in March 2000 and related subscriber and operations growth. Český Mobil’s operating loss before depreciation and amortization increased to $82.0 million in 2000 compared to $4.7 million in 1999 due to the above.

Depreciation and amortization increased to $22.1 million in 2000 from nil the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss was $104.1 million in 2000 compared to $4.7 million in 1999.

Brazil

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	134,737	287,272	296,152
Equipment	9,916	31,260	65,245

	144,653	318,532	361,397
Cost of services	39,119	80,880	89,281
Cost of equipment	13,712	36,519	72,567
Selling, general and administrative expenses	39,910	87,087	124,726

	92,741	204,486	286,574
Operating income before depreciation and amortization	51,912	114,046	74,823
Depreciation and amortization	33,084	63,742	75,949

Operating income (loss)	18,828	50,304	(1,126)

On March 5, 2002, the Company approved a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest in the next twelve months. On March 26, 2003, the Company completed the sale for $70 million and no longer operates in the Brazilian telecommunications market.

The 2002 results include the results of our Brazilian cellular operations until July 1, 2002, at which time we ceased to proportionately consolidate the results of operations as we ceased to have board representation at Telpart’s subsidiaries although we maintained one of three seats on Telpart’s Board of Directors.

Liquidity and Capital Resources

The following table is a summary of our consolidated cash flows for the years ended December 31, 2002, 2001, and 2000

Cash Flow Data

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Cash provided by operating activities	156,459	245,241	82,288
Cash used in investing activities	(250,861)	(239,767)	(418,252)

	(94,402)	5,474	(335,964)
Cash provided by financing activities	76,836	154,395	813,736
Net effect of exchange rate translation on cash and cash equivalent	721	(18,150)	(5,591)
Net effect on cash and cash equivalents of the change in accounting from proportionate consolidation to equity of the Brazilian activities held for sale	(103,576)	—	—

Cash provided by (used in) continuing operations	(120,421)	141,719	472,181
Cash used in discontinued operations	—	(216,751)	(328,443)

Increase (decrease) in cash and cash equivalents	(120,421)	(75,032)	143,738
Cash and cash equivalents, beginning of period	167,052	242,084	98,346

Cash and cash equivalents, end of period	46,631	167,052	242,084

\

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

For the year ended December 31, 2002, operating activities provided cash of $156.5 million compared to $245.2 million for the same period last year. The decrease year over year is mainly expected by the inclusion of the Brazilian activities operating cash flows in 2001 whereas they are excluded in 2002 as the investment is accounted for using the equity method in 2002. This was partially offset by the $51.9 million increase in operating income before depreciation and amortization. Furthermore, results for 2001 include a significant increase in working capital mainly related to Český Mobil.

Investing activities used cash of $250.9 million for the year ended December 31, 2002, essentially for the expansion for cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $239.8 million for the year ended December 31, 2001. MobiFon’s and Český Mobil’s operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

For the year ended December 31, 2002, financing activities generated cash of $76.8 million mainly explained by subsidiary’s shares issued to minority interests and net borrowings of debt of $29.9 million and $66.4 million, respectively, offset by subsidiary’s distributions paid to minority interests of $10.8 million and financing costs of $8.6 million. For the year ended 2001, cash provided by financing activities was $154.4 million mainly explained by proceeds from subsidiary’s shares issued to minority interests of $65.8, by borrowings of debt net of repayments of $125.6 million and by a repayment of short-term loan of $37.0 million.

Cash and cash equivalents as of December 31, 2002 totaled $46.6 million, including $0.2 million at the corporate level. As of December 31, 2002, total consolidated indebtedness, excluding intercompany indebtedness, was $0.8 billion, of which $267.7 million at MobiFon and $470.2 million at Český Mobil.

For 2001, cash used in discontinued operations was to $216.8 million. The use of cash in 2001 reflects the increase in operating loss before depreciation and amortization caused in Dolphin by lower service revenues and higher costs related to the build-out in the U.K., the launch of services in France as well as costs associated with network deployment in Germany.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Cash provided by operating activities was $245.2 million for the year ended December 31, 2001, compared to $82.3 million for 2000. The year-over-year increase is mainly attributable to increased operating income before depreciation and amortization at MobiFon and a reduction in Český Mobil’s operating loss before depreciation and amortization.

Investing activities used cash of $239.7 million during the year ended December 31, 2001, reflecting $369.8 million of cash used for acquisitions of property, plant and equipment and $23.2 million for the acquisition of additional shares of MobiFon. MobiFon, Český Mobil and the Brazilian activities operations accounted for $125.4 million, $161.1 million and $83.3 million of the capital spending, respectively. The proceeds of sale of Brazilian B-Band accounted for $153.3 million.

Financing activities generated cash of $154.4 million for the year ended December 31, 2001, reflecting $125.6 million, $65.8 million and $37.0 million by borrowing under our subsidiaries long-term debt facilities, from proceeds from investees’ shares issued to minority shareholders and the repayment of the short-term loans, respectively.

Cash used in discontinued operations increased to $216.8 million for the year ended December 31, 2001. The use of cash reflects the increase in operating loss before depreciation and amortization caused in Dolphin by lower service revenues and higher costs related to the build-out in the U.K., the launch of services in France as well as costs associated with network deployment in Germany.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Cash provided by operating activities in 2000 was $82.3 million compared to cash used in operating activities of $45.2 million in 1999. The difference is mainly due to an improvement in working capital partially offset by a reduction in operating income before depreciation and amortization.

Cash used in investing activities in 2000 amounted to $418.3 million. This amount mainly relates to the acquisition and build-out of property, plant and equipment in Brazil, MobiFon and Český Mobil for $143.1 million and $85.0 million and $239.5 million, respectively, partly offset by proceeds of $75.4 million from the waiver of our right to acquire a 3.5% interest in 3G Holdings.

Cash provided by financing activities in 2000 was $813.7 million compared to $303.1 million in 1999. Of the 2000 amount, $121.3 million related to proceeds of shares issued to minority interests, $528.6 million relates to increase in short-term loans, $163.8 million relates to increase of long-term debt, net of repayments, of which $187.2 million is attributable to Český Mobil.

Cash used in discontinued operations was $328.4 million for the year ended December 31, 2000 compared to $9.7 million for the corresponding prior period. The increase is mainly due to the build-out of the ESMR network in the U.K.

SOURCES OF FINANCING

At the corporate level, as at December 31, 2002, we had cash and cash equivalents of $0.2 million and we had amounts due to related parties of $942.0 million, consisting mainly of an intercompany loan to our parent company. From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into over the 1994 to 1996 period, and totalled $240.0 million. Subsequent to that date, we were financed primarily by the parent company through intercompany loans.

On September 19, 2001, TIW issued $194.8 million of 14% Notes due December 30, 2003 as partial consideration for their senior discount notes. The 14% Notes are guaranteed by us.

TIW’s 14% Notes mature on December 30, 2003. Interest on the 14% Notes accrued at a rate of 14% per annum and is payable semi-annually on each June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes. TIW has the option to redeem the 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. Our guarantee is secured by a lien on the capital stock of TIW Latin America, a holding company which held our investments in cellular operations in Brazil and by a lien on capital stock of ClearWave held by us. The liens granted by us in favor of the holders of the 14% Notes rank second in priority to the lien it granted to the lenders under the corporate credit facility.

The 14% Notes contain mandatory redemption provisions, which will require their repayment upon the sale of our interests in either ClearWave as did our sale in March 2003 of our interest in Telpart. Furthermore, distributions from ClearWave will trigger mandatory repayments. The 14% Notes have covenants which, among others things, limit our ability to incur indebtedness, create liens and require TIW to make an offer to repurchase all or any part of the 14% Notes subsequent to a change in control. In addition, the 14% Notes prohibit us from reducing, under certain conditions, our ownership in ClearWave. On December 30, 2002, $5.0 million of additional 14% Notes were issued to holders and $10.0 million will be issued on June 30, 2003 unless, on or prior to such date, at least $72.4 million in principal amount of 14% Notes have been redeemed or repurchased. On May 30, 2003, TIW announced that it notified the trustee of the 14% Notes that it intends to redeem an additional $24.4 million in principal amount plus accrued interest on June 30, 2003 and accordingly will not proceed with the issuance of $10.0 million in additional 14% Notes.

In July 1999, we entered into a corporate credit facility, as a co-borrower with TIW, with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Our corporate credit facility was amended on July 3, 2001 and subsequently on February 4, 2002, August 8, 2002 and December 6, 2002 resulting in the extension of the maturity to June 30, 2003. TIW made loan repayments during 2002 of $36.1 million bringing the amount available and fully drawn by TIW under the facility to $47.4 million. The facility is collateralized by substantially all of our assets and bears interest at U.S. base rate plus a margin of 8.36% or LIBOR plus a margin of 9.36%. Under the amended terms of the facility, any amount received by us and flowing from distributions paid by our Central and Eastern European operations, other than amounts representing ClearWave’s and our operational and investment requirements to June 30, 2003, will be used to further reduce the amount outstanding on the corporate credit facility. As a result of the sale of our Brazilian investments and the MobiFon transactions described below, the facility was repaid in full in April 2003.

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

Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million and is included in the $42.0 million of distributions received by ClearWave in 2002. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. The effect of these distributions was to decrease our ultimate equity interest in MobiFon from 24.8% to 24.3%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon.

Accordingly, our ultimate ownership of MobiFon may vary between 24.3% and 24.8%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to non-controlling interests is presented within current liabilities.

On March 19, 2003, we closed an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. As a result of the above transactions, our ultimate ownership in MobiFon may be reduced from the pre share repurchase level of 24.8% down to between 22.0% and 22.5% depending on the outcome of the share repurchase.

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

In September 1997, the EBRD arranged a $190.0 million loan facility for MobiFon. This EBRD facility included a $10.0 million subordinate loan bearing interest at 15% maturing in 2003, nine-year senior loans totalling $110.0 million bearing interest at LIBOR plus 3.25% and a $70.0 million eight-year syndicated senior loan bearing interest at LIBOR plus 3.05%. MobiFon entered into agreements, including interest rate swap agreements, pursuant to which $158.8 million of the above borrowings had effective fixed interest rates from 8.35% to 9.75% until April 2002

In January 1999, MobiFon closed a second long-term loan facility totalling $105.0 million, jointly arranged by ABN AMRO N.V. and the EBRD. This second EBRD facility comprised loans of $40.0 million and a $65.0 million syndicated export credit facility. Borrowings under this facility bore variable interest rates and were repayable in installments through 2006. MobiFon used the proceeds to complete the build-out of its cellular network and to pay $25.0 million to extend its ten-year license by five years to November 2011.

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

Český Mobil

The cash requirements of Český Mobil through December 31, 2002 have been met primarily by shareholder contributions of $350.0 million and by borrowings under their senior secured syndicated credit facility and financing under supply contracts to be refinanced by the syndicated facility entered into on July 19, 2000 which using December 31, 2002 exchange rates, amount to $470.3 million.

In July 2000, Český Mobil entered into an agreement for a senior secured syndicated credit facility. The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totalling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008.

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

Český Mobil entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on €71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows. €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001].

Český Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of their GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

The facility is collateralized by a pledge of TIW Czech’s shares in Český Mobil and of substantially all of the assets of Český Mobil. Under this facility, Český Mobil must respect certain financial covenants and coverage tests. Furthermore, prior to each draw down, the ratio of senior debt to invested capital in Český Mobil must not exceed 60:40 or the total invested capital in Český Mobil will equal or exceed the Euro equivalent of $350.0 million. We and our partners have funded all of the required capital.

As a result of MobiFon’s and Český Mobil’s syndicated senior credit facilities, substantially all of ClearWave’s net assets are restricted, however, subject to fulfillment of certain conditions, cash distributions to shareholders are permissible under MobiFon’s credit facilities.

FUTURE CAPITAL REQUIREMENTS

We expect to have significant future capital requirements, particularly in relation to the expansion of our Czech Republic cellular network, the servicing of debt, the addition to capacity to our existing networks and the acquisition, if an option is exercised, of certain shares of Český Mobil owned by non-controlling interests. We intend to finance such future capital requirements from cash flow from operating activities, borrowing under our existing credit facilities, non-controlling shareholders’ funding under share subscriptions and through other externally generated funds such as the disposition of assets and the sale of debt and equity securities.

MobiFon’s future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations and by drawings on its senior facility. Český Mobil’s capital requirements will include the expansion of its cellular network and the financing of its losses. These requirements are expected to be financed by drawings under its senior secured syndicated credit facility and by way of shareholders’ subscriptions. As at December 31, 2002, our operations had purchase commitments of approximately $14 million with network equipment and systems support providers.

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

As at December 31, 2002, due to the short-term maturities of our parent’s 14% Notes, which we guarantee, our committed cash obligations for the upcoming twelve months exceed our committed sources of funds and our cash and cash equivalents on hand. In addition, it will be necessary for us to comply with our debt covenants in order to have access to our financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether we have the ability to continue as a going concern. In addition to the available sources of funds from MobiFon’s distributions and the sale of 5.7% of our shares of MobiFon, we will therefore continue to review opportunities to repay intercompany indebtedness in order for TIW to refinance their corporate debt by way of raising new financing and selling assets. We regularly evaluate opportunities for the expansion of our operations or for further investments in wireless telecommunications projects, including increases in ownership in our current operations. The future capital requirements related to such investment activities, if any, will be incremental to the anticipated capital contributions to existing operations, and therefore additional corporate financing will be required to fund such development projects or to further support current operations. The ability to generate short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations and financial market conditions.

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

At the corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. Český Mobil has hedged a portion of its variable rate debt, by entering into interest rate and cross currency swaps in which Český Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on €116.3 million and 3.0 billion Koruna of variable rate debt until November 2005.

Additionally, these swaps have fixed the foreign currency rates on the Euro based debt from the Euro to Koruna. A swap was entered into on a further €71.7 million of borrowings which fixed the foreign currency rate on the interest payments from Euro to Koruna and changed the referenced interest rate from EURIBOR to PRIBOR.

Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November 2005. Český Mobil also entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million [$63.0 million] on May 11, 2002 and upon expiration, Český Mobil entered into a similar swap arrangement for a further 6 months. On May 12, 2003, this swap expired and a similar new 12 month swap was arranged. In January 2003, a further €40.0 million of Český Mobil’s Euro based borrowing exposure was hedged in this manner and Český Mobil purchased a currency call option to hedge currency risk on the principal of an additional €10.0 million of Euro based debt. For the remaining amounts, we have decided to accept for the time being the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate.

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

MobiFon and Český Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10.0 million. Starting in 2003, the new Romanian regulatory act will provide for other fees based on a percentage of revenue and other bases that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. The Company’s future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

     The following table and notes thereto set out:

(1)	the name of each director appointed by unanimous written consent of the shareholders of TIWC to serve for an indefinite term;

(2)	the principal occupation or employment of each director; and

(3)	their respective periods of service as a director.

No terms of service contracts exist with the directors.

Name and Position or Office with TIWC	Principal Occupation or Employment	Director Since

MARIO BERTRAND Supervisory Director	President and Director of Telesystem (Antilles) Corporation N.V.	June 2002
ANDRÉ GAUTHIER Supervisory Director	Vice-President and Chief Financial Officer, Telesystem International Wireless Inc.	June 1999
JAMES J. JACKSON Supervisory Director	Chief Financial Officer, ClearWave and MobiFon	August 2001
MARGRIET ZWARTS Supervisory Director	General Counsel and Secretary, Telesystem International Wireless Inc.	January 1999

Mario Bertrand is President and Director of Telesystem (Antilles) Corporation N.V. since January 2003. Prior to January 2003, Mr. Bertrand was President of New Ventures of TIW since May 19999 and prior to that and prior to May 1999, Mr. Bertrand was President, Europe of TIW, and, prior to May 1997, held the position of Managing Director, Europe with Telesystem International Wireless Services since 1995. Mr. Bertrand was a guest lecturer at the École nationale d’administration publique and the Sorbonne, both in Paris, in 1994, President and Chief Executive Officer of Télé-Métropole Inc. from 1991 to 1993, President and Chief Executive Officer of M. Stores Inc., in 1990 and served as Chief of Staff to the Premier of Quebec from 1986 to 1990. Mr. Bertrand holds a Bachelor of Arts degree from the University of Montreal.

André Gauthier is Vice-President and Chief Financial Officer of TIW. Prior to June 2001, Mr. Gauthier was TIW’s Vice-President, Finance, and Treasurer. Prior to May 1999, Mr. Gauthier was TIW’s Vice-President and Controller, and, prior to May 1997, was Controller of Telesystem International Wireless Services since 1994. From 1988 to 1994, Mr. Gauthier held successive positions, including Director, Finance and Administration, at Cosmair Canada Inc., a cosmetics manufacturer. Prior to 1988, Mr. Gauthier was a Senior Manager at Ernst & Young in Montreal. Mr. Gauthier holds a Bachelor’s degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

James J. Jackson was appointed as ClearWave’s Chief Financial Officer in September 1999, Český Mobil’s Chief Financial Officer in April 2000 and MobiFon’s Senior Vice President and Chief Financial Officer in 1997. From 1995 to 1997 Mr. Jackson was Vice Chairman, Finance, for Quadrant Amroq Bottling Co. Ltd., a venture capital firm holding the franchise for Pepsi Cola in Romania. Prior to that, he worked for fifteen years at Alcan Aluminium Ltd., including as President of one of its venture capital groups. Mr. Jackson is a member of the Institute of Chartered Accountants of Canada and is a registered Certified Public Accountant in the United States. Mr. Jackson left ClearWave, Český Mobil and MobiFon in February 2001 and returned to ClearWave as Chief Financial Officer in July 2001. Mr. Jackson now also holds the position of Chief Financial Officer at MobiFon.

Margriet Zwarts is General Counsel and Secretary of TIW. Prior to her appointment in March 1998, she was in private practice, initially with the law firm Martineau Walker and from 1989 with the law firm Ogilvy Renault, where she was a partner from 1991. She holds Bachelors degrees in Civil Law and in Common Law from McGill University and a Master’s degree in English Literature from the University of Toronto. She is a member of the Quebec Bar and the Law Society of Upper Canada.

Executive Officers

     The following table sets out information concerning TIWC’s corporate officers, including name and position with TIWC.

Name	Position

Cornelis van Ravenhorst	Managing Director
Yves Normand	Managing Director

     Cornelis van Ravenhorst has been an officer and acting corporate secretary of TIWC since November 1997 and was appointed a managing director of TIWC in January 1998. Prior to joining TIW in December 1996, Mr. Van Ravenhorst was a legal and financial consultant for BCE Inc. and Bell Canada International Inc. between 1993 and 1995. Mr. Van Ravenhorst was a practicing lawyer in Amsterdam since 1981 and was first admitted to the Quebec Bar in 1993 and The Netherlands Bar in 1981. Mr. Van Ravenhorst holds a masters degree of comparative law from the Southern Methodist University, Dallas, Texas and a doctorate from the University of Brabant at Tilburg, The Netherlands.

     Yves Normand has been a financial officer of TIWC since October 2000 and was appointed a managing director of TIWC in April 2001. Mr. Normand joined TIW in July 1996 as a controller and also held other financial positions at TIW. Prior to July 1996, Mr. Normand was a controller at Biochem Immunosystems Inc. in Montreal and was a senior manager at Deloitte & Touche from 1988 to 1993. Mr. Normand holds a bachelors degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

Board Practices

     Directors. The Company is managed by a Board of Management, all members of which are employees of the Company. The activities of the Board of Management are generally supervised by the Board of Supervisory Directors, none of whom are employees of the Company. No Managing Director may be resident of Canada, whereas not more than half of the members of the Board of Supervisory Directors may be residents of Canada. In the event that a Managing Director has a conflicting interest with the Company, the Articles of Association require that the Company is to be represented by such member of the Board of Management or the Board of Supervisory Directors as the Board of Supervisory Directors shall designate for this purpose. The number of Supervisory Directors and Managing Directors is determined from time to time by the shareholders. Every Supervisory Director shall retire no later than on the day on which the annual general meeting of shareholders is held in the financial year in which he reaches the age of seventy-two. Managing Directors and Supervisory Directors may at any time be suspended or dismissed. Managing Directors may also at any time be suspended by the Board of Supervisory Directors. The remuneration for the Supervisory Directors and the remuneration and further conditions of employment for the Managing Directors is determined by the annual general meeting of shareholders.

     The audit committee. The audit committee is responsible for making recommendations to the board of management regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by our independent accountants and reviewing and evaluating our audit and control functions. The supervisory board is currently exercising the functions of the audit committee.

     The compensation committee. The compensation committee is responsible for reviewing and, as it deems appropriate, recommending to the supervisory board with respect to members of the board of management, and to the board of management with respect to other managerial employees, policies, practices and procedures relating to compensation and the establishment and administration of employee benefit plans. The compensation committee is responsible for making recommendations to the board of management in relation to any employee stock option, stock purchase or other rights plans, and advises and consults with our officers as may be requested regarding managerial personnel policies. The Supervisory Board is currently exercising the functions of the compensation committee.

COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 2002, an aggregate amount of $843,458 including salary, bonuses and benefits, was paid by us and our subsidiaries to members of our Management Board and members of our Supervisory Board including salary, bonuses and benefits paid to such members in the capacity of director or executive officer of our subsidiaries. Certain of the members of our Supervisory Board act in their capacity of Supervisory Board members as part their employment by our parent companies, as such, they receive no compensation from us or our subsidiaries for acting in such capacity.

     In addition, members of our Management Board and of our Supervisory Board are participants in TIW’s employee stock option plan. During the year ended December 31, 2002, Members of our Management Board and of our Supervisory Board who are not employees of our parent companies received an aggregate of 2,960,603 options to acquire common shares of TIW exercisable at prices ranging from US$0.43 to Cdn$1.90 and expiring in 2007. These numbers include options conditionally granted in November 2001 and in November 2002 and confirmed in May 2002 and May 2003 respectively. In May, 2003, TIW announced a consolidation of its common shares on the basis of one post-consolidation share for every five pre-consolidation shares. The number of options and the exercise prices of options under the TIW employee stock option plan will be adjusted to reflect the effect of the consolidation.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

TIW

Major Shareholders

The following table and notes thereto set forth certain information regarding ownership of our common shares, being our only class of voting securities.

Expressed as a % of all
Name of Beneficial Owner	Outstanding Common Shares

Telesystem International Wireless Inc.	19.7
Telesystem (Antilles) Corporation N.V	80.3
Total	100.0

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

ITEM 8 – FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated financial statements for the fiscal years ended December 31, 2000, 2001 and 2002 and the auditors’ report signed by Ernst and Young Accountants are presented at Item 18 of this report.

LEGAL PROCEEDINGS

     We are involved in litigation, along with our subsidiaries and operating companies, from time to time in the ordinary course of our businesses. In management’s opinion, the litigation in which we or our subsidiaries or operating companies are involved at the date hereof is not material to our financial condition, results of operations or cash flow.

SIGNIFICANT CHANGES

Sale of Minority Interest in MobiFon and MobiFon Share Repurchase

     In 2002, MobiFon has initiated a share repurchase of up to US$ 38.8 million of which ClearWave’s share is US$ 24.6 million. Shareholders of MobiFon have until June 30, 2003, to tender their shares in order to realize their pro-rata share of this distribution amount. To date, MobiFon has already repurchased shares tendered by ClearWave for proceeds of US$ 24.6 million.

     On March 19, 2003 we announced that we had closed the sale of 11,135,555 shares of MobiFon currently owned by ClearWave, representing 5.75% of the then issued and outstanding share capital of MobiFon for a total cash consideration of US$ 42.5 million.

     ClearWave used substantially all of the proceeds from the sale and from the previously mentioned share repurchase by MobiFon to repay intercompany demand notes due to us and pay related interest. We used the proceeds from the repayment of those notes by ClearWave to reduce indebtedness at the corporate level. Depending on the timing and extent of each MobiFon shareholder’s participation in the share repurchase, ClearWave’s ultimate ownership of MobiFon is expected to be between 56.58% and 58.90%.

Sale of Brazilian Operations and Repayment of Credit Facility

     On March 26, 2003 we sold our indirect 49% interest in Telpart Participações S.A (Telpart) to Highlake International Business Company Ltd., an affiliate of Opportunity Fund. Telpart controls Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A., holding companies of two cellular operators in Brazil. Outstanding litigation between us and the Opportunity group of companies has also been settled as part of this transaction. The total cash consideration received by us was US$ 70 million of which US$ 5 million was paid by Telemig and Tele Norte for release of claims for technical services. Part of the net proceeds from the sale were used to repay in full the TIW senior corporate credit facility under which we are a co-borrower.

Partial Redemption of 14% Senior Guaranteed Notes of TIW

     In April and June 2003, the amount of 14% senior guaranteed notes of TIW outstanding was reduced from 220.6 to $148.2 following certain redemption at par by TIW. We are a guarantor of the 14% senior guaranteed notes.

Refinancing of 14% Senior Guaranteed Notes

On June 25, 2003, TIW announced that its indirect subsidiary, MobiFon Holdings B.V., had priced a new US$ 225,000,000 issue of senior notes due 2010. The notes bear interest of 12.5% and are being offered at 97.686% of par for a yield to maturity of 13%. The closing of the offering is expected on or around June 27, 2003.

MobiFon Holdings, incorporated in the Netherlands, holds TIW’s 57.1% indirect equity interest in MobiFon, a major provider of GSM wireless telecommunications services in Romania. Substantially all of the net proceeds from the offering, after establishment of a debt service reserve account of US$ 28.1 million, will be used to repay intercompany loans made to MobiFon Holdings by ClearWave, MobiFon Holding’s direct parent company. ClearWave will use the funds it receives from MobiFon Holdings to repay outstanding indebtedness to TIW and to make distributions to its shareholders. TIW will apply the funds it receives from ClearWave and its available cash resources to repay in full its outstanding 14% senior guaranteed notes of which we are a guarantor. The MobiFon Holdings notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent an applicable exemption from the registration requirements of the Act. The MobiFon Holdings notes will be offered in other jurisdictions in accordance with rules permitting offerings to professional investors or on a restricted basis.

ITEM 9 – THE OFFER AND LISTING

OFFER AND LISTING DETAILS

     Not applicable.

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

Guarantee of 14% Senior Notes

     On September 19, 2001, TIW issued $195 million in 14% senior guaranteed notes. We are a guarantor of the these 14% notes and our guarantee is secured by liens on certain of our assets. The 14% notes are due December 30, 2003 with interest payable semi-annually on June 30 and December 30 of each year commencing on December 30, 2001. The first two interest payments, payable in cash or kind, were paid by TIW through the issuance of additional notes. Other interest payments are payable only in cash. In April, 2002 TIW exchanged the 14% notes pursuant to the registration rights agreement relating to such notes. The new 14% notes have been registered under the Securities Exchange Act of 1933 on a registration statement on Form F-4, which was declared effective March 29, 2002.

     There is currently no established trading market for the 14% notes. There can be no assurance as to (1) the liquidity of any such market that may develop, (2) the ability of the holders of such securities to sell them or (3) the prices at which any such sales may be made. TIW does not presently intend to apply for a listing of the 14% notes on any national securities exchange or to quote them on a quotation system. The record holder of the 14% notes is a nominee of The Depository Trust Company in New York, New York.

ITEM 10 – ADDITIONAL INFORMATION

SHARE CAPITAL

     Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company is a public company with limited liability (“naamloze vennootschap”) organized under the laws of the Netherlands. Our objects and purposes as set forth in article 3 of our Articles of Association are, (i) to organize, to assist and to participate in the formation and organization of enterprises, companies, partnerships, associations, and other feasible and suitable legal entities (ii) to finance enterprises and companies, and furnish guarantees and other financing facilities, and to provide indemnification, for the benefit of enterprises and corporations in which the Company has, directly or indirectly, an investment and for third parties, (iii) to obtain financing for the Company and for enterprises and corporations in which the Company has, directly or indirectly, an investment and for third parties, (iv) to redeem, to pay off, to fulfill and to repurchase, as appropriate, notes, bonds, debentures, stock or other securities, (v) to manage, operate and supervise enterprises and corporations, (vi) to obtain, to own, to alienate, to manage and to exploit immovable property and assets in general, (vii) to acquire, to own, to transfer, to exploit and to license in and to license out intellectual property rights and (viii) to do anything in connection with and conducive to the above. The Company is registered under number 33238401 with the Trade Register of Amsterdam and our Articles of Association are publicly available there. The Articles of Association may only be amended at any general meeting of shareholders by a majority of the votes cast.

     Directors. The Company is managed by a Board of Management, all members of which are employees of the Company. The activities of the Board of Management are generally supervised by the Board of Supervisory Directors, none of whom are employees of the Company. No Managing Director may be resident of Canada, whereas not more than half of the members of the Board of Supervisory Directors may be residents of Canada. In the event that a Managing Director has a conflicting interest with the Company, the Articles of Association require that the Company is to be represented by such member of the Board of Management or the Board of Supervisory Directors as the Board of Supervisory Directors shall designate for this purpose. The number of Supervisory Directors and Managing Directors is determined from time to time by the shareholders. Every Supervisory Director shall retire no later than on the day on which the annual general meeting of shareholders is held in the financial year in which he reaches the age of seventy-two. Managing Directors and Supervisory Directors may at any time be suspended or dismissed. Managing Directors may also at any time be suspended by the Board of Supervisory Directors. The remuneration for the Supervisory Directors and the remuneration and further conditions of employment for the Managing Directors is determined by the annual general meeting of shareholders.

     Shares. The Company has one class of stock, being registered ordinary shares. Each share confers the right to cast one vote. All outstanding shares are, when issued and paid for, fully paid and non-assessable. General meetings will be convened by the Board of Management or the Board of Supervisory Directors. The convocation shall be given not later than on the 15th day prior to the meeting. The Company is required to hold an annual general meeting of shareholders within 6 months after the end of each financial year of the Company. There are no limitations under Dutch law or in the Company’s Articles of Association on the right of persons who are not citizens or residents in the Netherlands to hold or vote shares in the Company.

     Subject to certain restrictions contained in Dutch law and the Company’s Articles of Association, the Board of Management may cause the Company to purchase its own fully-paid shares up to 10% of the outstanding shares of capital stock, based upon nominal value, at the time of purchase. Such purchases may be made only upon authorization of shareholders, which authorization is valid for a maximum period of eighteen months and must include the number of shares to be acquired, the way in which they may be acquired and the limits within which the purchase price may be determined.

     Shares of the Company’s authorized but not-issued capital stock may be issued at such times and on such conditions as may be authorized by the shareholders at a general meeting or by another body of the Company if authorized by the shareholders. Such authorization may be given for a maximum period of five years. The shareholders have preemptive rights with regard to new shares to be issued, pro rata based on the number of their shares. Preemptive rights may be limited or precluded by resolution of a general meeting of shareholders or by another body of the Company designated in this respect by resolution of the general meeting for a fixed period of time not exceeding five years.

MATERIAL CONTRACTS

     The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding publication of this document:

1.	Mutual Release dated March 26, 2003 by and among TIW and certain of its subsidiaries, Highlake International Business Company Ltd., Opportunity Fund and CVC/Opportunity Equity Partners L.P. providing for the settlement of certain outstanding litigation and certain potential claims between the parties.

2.	Loan Agreements between ClearWave and us, and ClearWave and TIWC, representing advances made by TIW and TIWC to finance ClearWave’s development costs. As at March 31, 2003, an aggregate amount of $54.1 million in advances were made to ClearWave, bearing an annual interest rate of 14% and repayable on demand. These advances are convertible into class A subordinate voting shares of ClearWave subject to corporate and regulatory approvals;

3.	Exit Deed dated March 19, 2003 among EMP, TIW, TIWC and us providing for certain exit rights granted to Emerging Market Partnerships in connection with their investment in MobiFon;

4.	License awarded to Český Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002;

5.	License awarded to Český Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002;

6.	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002;

7.	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002;

8.	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002;

9.	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002.

EXCHANGE CONTROLS

     There are currently no limitations, either under the laws of the Netherlands or in our Articles of Association, on the rights of non-residents of the Netherlands to hold or vote our shares other than those that apply to holders that are resident in the Netherlands. Cash distributions, if any, payable in Euros on our shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that, for statistical purposes, any payments in excess of €50,000 must be reported by us to the Dutch Central Bank. Cash distributions, if any, on our shares will be paid in U.S. dollars converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of management in accordance with our Articles of Association.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal U.S. federal income tax considerations applicable to an investment in TIW Notes by U.S. holders who hold such securities as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended. For purposes of this discussion, the term “U.S. holder” means a beneficial owner of TIW Notes that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and for which one or more U.S. persons have the authority to control all substantial decisions. If a partnership holds TIW Notes, the U.S. federal income tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. We based this summary on the Internal Revenue Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

     This summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors who are U.S. holders are strongly urged to consult their own tax advisors with respect to the tax consequences of an investment in the TIW Notes based on their particular circumstances, including any consequences of an investment in TIW Notes arising under state or local tax law or foreign tax laws of jurisdictions outside of the United States, including Canada and The Netherlands.

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

Backup Withholding and Information Reporting

     A U.S. holder generally is subject to information reporting requirements with respect to payments on TIW Notes made in the United States and to the proceeds from the sale or other disposition of TIW, unless such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, federal backup withholding tax at the applicable statutory rate may apply to amounts paid to such holder. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s regular U.S. federal income tax liability or refunded by the Internal Revenue Service, as applicable.

DIVIDENDS AND PAYING AGENTS

     Not applicable.

STATEMENT BY EXPERTS

     Not applicable.

DOCUMENTS ON DISPLAY

     Any documents referred to in this Annual Report may be inspected at our corporate offices which are located at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands. You may read and copy annual reports, current reports and other information we file with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. We file our annual reports, current reports and other information electronically with the SEC. You may access information about us on the SEC’s website at www.sec.gov.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

     We have used voting shares and bank and vendor credit facilities to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk, foreign currency exchange rate risk and market price risk. Additionally, we have commitments under supply contracts, interest swaps, interest caps and currency swaps. These off-balance sheet items also create foreign currency exchange rate risk exposure.

     The carrying amounts of cash and cash equivalents, trade debtors, trade creditors and accruals, income value added taxes payable approximate their fair values due to the short-term nature of these instruments. Cash equivalents consist of term deposits and highly liquid debt instruments purchased with maturity of three months or less. The fair value of distribution payable to minority interests is not determinable because of the uncertainty as to the timing of payment and the extent of participation of non-controlling parties in the MobiFon share repurchase. The fair value of the amount due to parent and affiliated companies is not determinable because it cannot be determined when it will be reimbursed. The fair value of the portion of the MobiFon’s secured senior credit facility for which the interest rate has been fixed approximates $94.8 million. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transaction in Romania. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

     As at December 31, 2002, most of our outstanding financial obligations in monetary terms, other than related party indebtedness, were of a variable-rate nature. However, MobiFon and Český Mobil use interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on portions of long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in the nature of our market risk exposures or in management’s objectives and strategies with respect to managing such exposures. Additionally, we believe that, to some extent, the mix of currencies in which we conduct our businesses and the geographic spread of our operations reduce the overall sensitivity of our results of operations to specific exchange rate fluctuations.

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

     The following table provides information about our market risk exposure associated with fluctuations in interest rates and foreign currency exchange rates. The information in the table pertains to corporate and all fully consolidated subsidiaries. The table presents principal cash flows and related interest rates by year of maturity for our bank and vendor credit facilities in effect as at December 31, 2002. The table excludes amounts related to facilities that had not been drawn upon as at December 31, 2002 and amounts due to parent and affiliated companies which have no redemption scheme. For the interest rate swap agreements, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein, as at December 31, 2002, have been determined based on:

•	the carrying value for bank and vendor credit facilities

•	estimates obtained from dealers to settle interest rate and cross currency swap agreements

Expected Maturities (in thousands of dollars)

								Total	Fair

								due at	Value

	2003	2004	2005	2006	2007	2008	There-after	maturity	12/31/02

Interest Rate Exposure
Long-Term Debt:
Fixed rate principal repayment	—	9,350	14,025	18,700	23,375	28,050	—	93,500	94,818
Average interest rate on loans outstanding	7.13%	7.13%	7.13%	7.13%	7.13%	7.13%	—	—	—
Variable rate principal repayment	—	30,119	79,745	105,729	144,250	170,886	73,872	604,601	604,601
Average interest rate on
loans outstanding	4.83%	4.83%	4.83%	4.84%	4.85%	4.88%	5.33%	—	—
Swaps and Options:
Variable to Fixed Interest Rate Swaps:
Notional principal amount	228,603	215,603	196,103	71,500	39,000	—	—	—	(15,784)
Average pay rate	6.05%	6.19%	6.45%	3.62%	3.62%	—	—	—	—
Average receive rate	2.81%	2.90%	3.05%	1.39%	1.39%	—	—	—	—
EURIBOR to PRIBOR Cross-Currency Swap and Caps:
Notional principal amount	75,287	75,287	75,287	—	—	—	—	—	(385)
Average pay rate (based
on current PRIBOR)	4.43%	4.43%	4.43%	—	—	—	—	—	—
Average receive rate (based on current EURIBOR)	4.88%	4.88%	4.88%	—	—	—	—	—	—
Cap on pay rate	9.84%	9.84%	9.84%	—	—	—	—	—	—
Fixed Euro to Koruna Exchange Rate	33.95	33.95	33.95	—	—	—	—	—	—
Cross Currency and Interest Rate Swaps:
Notional principal amount	121,989	121,989	121,989	—	—	—	—	—	(30,427)
Average pay rate	9.59%	9.59%	9.59%	—	—	—	—	—	—
Average receive rate	4.88%	4.88%	4.88%	—	—	—	—	—	—
Fixed Euro to Koruna Exchange Rate	34.54	34.54	34.54	—	—	—	—	—	—
Koruna-denominated Interest Rate Swaps and Caps:
Notional principal amount	23,280	23,280	23,280	—	—	—	—	—	(155)
Average pay rate	4.76%	4.76%	4.76%	—	—	—	—	—	—
Average receive rate	4.52%	4.52%	4.52%	—	—	—	—	—	—
Cap on pay rate	9.99%	9.99%	9.99%	—	—	—	—	—	—
Notional principal amount	9,549	9,549	9,549	—	—	—	—	—	—
Interest rate cap	10.36%	10.36%	10.36%	—	—	—	—	—	—
Capital Leases:
Principal repayment	—	12,700	—	—	—	—	—	12,700	—
Average fixed rate of
interest	32.33%	32.33%	—	—	—	—	—	—	—
Foreign Currency Exchange Rate Exposure
Long-Term Debt:
Euro
Variable rate	—	9,689	38,509	50,931	72,049	80,891	24,255	276,324	276,324
Average interest rate	4.88%	4.88%	4.88%	4.89%	4.91%	4.96%	5.33%	—	—
Czech Koruna
Variable rate	—	4.280	17,011	22,498	31,827	41,545	49,617	166,778	166,778
Average interest rate	4.69%	4.69%	4.70%	4.72%	4.75%	4.83%	5.02%	—	—

								Total	Fair

								due at	Value

	2003	2004	2005	2006	2007	2008	There-after	maturity	12/31/02

Forward Exchange Contract:
Principal amount
Fixed Euro to Koruna	62,948	—	—	—	—	—	—	—	1,541
Exchange Rate	30.80	—	—	—	—	—	—	—	—

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

     Within the 90-day period prior to the filing of this annual report on Form 20-F, an evaluation was carried out by our management, under the supervision, and with the participation, of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14). Based on that evaluation, the principal executive officer and principal financial officer concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

     There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16 [RESERVED]

     Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Financial Statements of TIWC

     Presented below are the Consolidated Financial Statements of TIWC, including the notes thereto, as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors’ report thereon.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS
After Appropriation of Net Result

	2002	2001
	$	$

As at December 31,
[In thousands of U.S. dollars]
ASSETS [Note 1]
Fixed assets
Goodwill and Licenses [Note3]	144,406	311,216
Tangible assets [Note 4]	1,021,840	1,160,640
Investments [Note 5]	79,990	9,067
Deferred income tax assets [Note 9]	—	18,029
Deferred financing cost	18,989	18,344

Total fixed assets	1,265,225	1,517,296

Current assets
Cash and cash equivalents	46,631	167,052
Trade debtors [Net of Allowance for Doubtful Accounts of $7,503, 2001 - $8,510]	53,865	90,106
Inventories	10,248	26,032
Prepaid expenses	21,115	22,668
Deferred income tax assets [Note 9]	1,010	3,548
Other current assets	14,346	18,882

Total current assets	147,215	328,288

Total assets	1,412,440	1,845,584

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Trade creditors and accruals	114,966	166,352
Income and value added taxes payable	5,459	1,465
Deferred revenues	38,468	34,002
Distribution payable to minority interests [Note 5]	13,400	—
Amounts due to related parties [Note 6]	943,182	954,598
Current portion of long-term debt [Note 6]	—	77,297

Total current liabilities	1,115,475	1,233,714

Non-current liabilities
Long-term debt [Note 6]	737,981	773,405
Share of liabilities of certain investees	4,096	5,317
Deferred income tax liabilities [Note 9]	5,211	3,548
Other non-current liabilities	11,349	3,822

Total non-current liabilities	758,637	786,092

Total liabilities	1,874,112	2,019,806

Shareholders’ deficiency [Note 7]
Share capital	47,611	40,364
Share premium	281,397	281,397
Deficit	(1,044,443)	(838,444)
Cumulative translation adjustment	(2,569)	(80,967)

Total shareholders’ deficiency	(718,004)	(597,650)

Minority interests	256,332	423,428

Total group deficiency	(461,672)	(174,222)

Total liabilities and shareholders’ deficiency	1,412,440	1,845,584

Commitments and contingencies [Notes 1, 11 and 13]

Subsequent events [Note 16]

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

CONSOLIDATED STATEMENT OF LOSS
After Appropriation of Net Result

	2002	2001	2000
	$	$	$

For the years ended December 31,
[In thousands of U.S. dollars]
Revenues	839,107	844,757	715,185
Cost of revenues	321,788	338,944	300,140
Selling, general and administrative expenses [Note 10]	214,478	254,867	302,568
Depreciation and amortization [Note 10]	190,170	185,577	165,682

Operating income (loss)	112,671	65,369	(53,205)

Interest expense [Note 10]	(75,801)	(82,028)	(81,613)
Interest expense to affiliated companies [Note 6]	(13,185)	(46,123)	(5,033)
Interest income	10,781	23,753	15,194
Foreign exchange loss	(4,435)	(21,493)	(16,882)
Impairment of investment [Note 13 and 16]	(210,996)	(36,483)	—
Gain (loss) on investments [Note 5]	—	299,842	87,510
Loss on extinguishment of debt [Note 6]	(10,100)	—	—

Income (loss) from continuing operations before income taxes and minority interests	(191,065)	202,837	(54,029)
Income tax recovery (expense) [Note 9]	(32,543)	(7,433)	1,727

Income (loss) before minority interest	(223,608)	195,404	(52,302)
Minority interests	17,609	13,262	48,056

Income (loss) from continuing operations	(205,999)	208,666	(4,246)

Loss from discontinued operations [Note 13]	—	(442,036)	(269,592)

Net loss	(205,999)	(233,370)	(273,838)

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS
After Appropriation of Net Result

	2002	2001	2000
	$	$	$

For the years ended December 31,
(in thousands of U.S. dollars)
OPERATING ACTIVITIES
Income (loss) from operations	(205,999)	208,666	(4,246)
Depreciation and amortization	190,170	185,577	165,682
Accreted interest on long-term debt	1,984	2,394	550
Impairment of investment	210,996	36,483	—
Minority interests	(17,609)	(13,262)	(48,056)
Gains (loss) on investments	—	(299,842)	(87,510)
Other non cash items	—	—	15,061
Changes in operating assets and liabilities:
Trade debtors	(9,811)	(8,841)	(34,532)
Inventories	(647)	(3,809)	(9,709)
Prepaid expenses and other current assets	2,029	2,265	(26,954)
Trade creditors and accruals	(20,752)	122,069	95,713
Deferred revenues	6,098	13,541	16,289

Cash provided by operating activities	156,459	245,241	82,288

INVESTING ACTIVITIES
Acquisition of tangible assets	(250,861)	(369,839)	(467,550)
Increase of ownership in subsidiaries [Note 5]	—	(23,239)	(17,519)
Proceeds from sales of investments [Note 5]	—	153,311	75,366
Increase in other non-current assets	—	—	(8,549)

Cash used in investing activities	(250,861)	(239,767)	(418,252)

FINANCING ACTIVITIES
Increase in (repayment of) short-term loans	—	(36,987)	528,586
Proceeds from subsidiary’s shares issued to minority interests, net of issue costs	29,930	65,799	121,321
Subsidiary’s distributions paid to minority interests [Note 5]	(10,798)	—	—
Proceed from long-term debt	333,557	168,805	280,352
Repayment of long-term debt	(267,207)	(43,222)	(116,523)
Deferred financing cost	(8,646)	—	—

Cash provided by financing activities	76,836	154,395	813,736

Net effect of exchange rate translation on cash and cash equivalent	721	(18,150)	(5,591)
Net effect on cash and cash equivalent of the Brazilian activities to be disposed of	(103,576)	—	—

Cash provided by (used in) continuing operations	(120,421)	141,719	472,181
Cash used in discontinued operations	—	(216,751)	(328,443)
Increase (decrease) in cash and cash equivalent	(120,421)	(75,032)	143,738
Cash and cash equivalents, beginning of period	167,052	242,084	98,346

Cash and cash equivalents, end of period	46,631	167,052	242,084

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 1 Description of Business and Going Concern Uncertainty

The Company, either directly or indirectly, develops, acquires and operates wireless telecommunications networks. The Company currently has cellular operations in Romania, the Czech Republic and India. During 2001, the Company discontinued its ESMR/SMR services in Western Europe. The Company also sold its B-Band cellular joint venture operations in Brazil on March 30, 2001 and on March 5, 2002, adopted a formal plan to dispose of its A-Band cellular operations in Brazil. [See Notes 13 and 16].

The Company expects to have significant future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the servicing of its debt, the addition of capacity to its existing networks and to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by non-controlling interests. The Company intends to finance such future capital requirements from cash flow from operating activities, borrowings under its existing credit facilities, non-controlling interests’ funding under shareholders’ subscription and through other externally generated funds such as the disposition of assets and the sale of equity securities. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where the Company conducts its principal operations and financial market conditions.

As at December 31, 2002, due to the maturity of the Corporate Credit Facility on June 30, 2003 of Telesystem International Wireless Inc., [“TIW”] the parent Company of TIWC, and the maturity of the TIW’s 14% Senior Guaranteed Notes on December 30, 2003, the committed cash obligations of TIW for the upcoming twelve months exceed the committed sources of funds and TIW’s cash and cash equivalents on hand. In addition, it will be necessary for TIW to comply with the covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether TIW will have the ability to continue as a going concern. Subsequent to year end, the Corporate Credit Facility, to which the Company was a co-borrower was fully repaid. (See Note 16) However, the Company depends on continued support from TIW, and acts as Guarantor of 14% Senior Guaranteed Notes (the “14% Notes”) issued by TIW and consequently, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. In addition to the available sources of funds from the MobiFon transactions described in Note 5b and the proceeds from the sale of investments and the planned issuance of Senior Notes by MobiFon Holdings B.V. described in Note 16, TIW continues to review opportunities to refinance its corporate indebtedness, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities including investment held for sale that may be necessary should the Company not be successful in its efforts to refinance its corporate indebtedness, raise new financing and sell assets.

The Company’s future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Note 2 Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands [Dutch GAAP]. To improve presentation, certain modifications have been made to the prescribed legal format of the consolidated balance sheets and statements of loss. As further described in Note 14, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives, the summary of significant accounting policies is as follow:

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 2
Summary of Significant Accounting Policies (CONT’D)

INVESTMENTS

Investments over which the Company exercises control are consolidated. Investments, which are jointly controlled, are included using the proportionate consolidation method. Under this method, the Company’s proportionate share of the assets, liabilities, income, expenses and cash flows of its joint ventures are consolidated in the Company’s financial statements. Investments over which the Company has significant influence are accounted for using the equity method. Other long-term investments are stated at cost, less provisions for losses in value that are other than temporary. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

The effect of the change in the Company’s equity interest as a result of the shares issued by subsidiaries to minority interests enters into the determination of consolidated net income (loss).

The following table summarizes, as at December 31, 2002 and 2001 the Company’s principal subsidiaries and investees, grouped by business segments, along with the accounting treatment for these operations:

	2002		2001

	Ultimate		Ultimate
	Equity Interest /	Accounting	Equity Interest /	Accounting
Company	Voting Rights	Treatment	Voting Rights	Treatment

Central / Eastern Europe
ClearWave N.V. (Holding) (“ClearWave”) [Notes 5 [b]]	45.5% / majority	Consolidation	45.5% / majority	Consolidation
MobiFon S.A. (Romania) (“MobiFon”)	53.4% / majority	Consolidation	28.9% / majority	Consolidation
TIW Czech N.V. (Holding) (“TIW Czech”)	20.7% / majority	Consolidation	10.4% / majority	Consolidation
Český Mobil a.s. (Czech Republic) (“Český Mobil”)	19.8% / majority	Consolidation	10.1% / majority	Consolidation
Brazil (held for sale) [Notes 13 and 16]
Telpart Participações S.A. (Holding)	48.9% / significant			Proportionate
(“Telpart”) (A-Band) (1)	Influence	Equity	48.9% / joint	consolidation
Telemig Celular Participações S.A.	9.7% / majority	(1)	9.5% / majority	(1)
Tele Norte Celular Participações S.A.	9.5% / majority	(1)	9.5% / majority	(1)

(1)	Telpart has majority voting rights in these investees and they are consolidated at the Telpart level; Telpart’s results are accounted for using the equity method, starting July 2002, in the Company accounts as opposed to being proportionately accounted for the first six months of 2002 and in 2001.

USE OF ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with Dutch GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Such estimate includes the Company’s assessment of the net realizable value of its investment held for resale. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

INVENTORIES

Inventories consist of telecommunications equipment held for resale and are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 2
Summary of Significant Accounting Policies (Cont’d)

TANGIBLE ASSETS

Tangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Buildings	20 years
Network equipment and infrastructure	10 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Leasehold improvements	Term of the lease

The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result effective October 1, 2002, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2002 of approximately $3.0 million including $1.6 million of assets write-down.

The costs of maintenance and replacement of minor items of property is charged to maintenance expense. Renewal and improvements are capitalized.

Tangible assets acquired through business acquisitions are recorded at the fair value at the date of acquisition. Interest is capitalized during the construction of the Company’s network by allocating a portion of borrowing cost to the expenditures incurred on assets under construction.

GOODWILL AND LICENCES

Licenses are stated at cost. Licenses and subscribers acquired through business combinations are recorded at the fair value at the date of acquisition. Licenses are amortized using the straight-line method over periods of up to 20 years.

Goodwill, representing the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired, is amortized over a period of up to 20 years. On an ongoing basis, management evaluates the carrying value of goodwill for possible impairment. Such evaluation compares current and anticipated non-discounted cash flows before interest charges from related operations to the unamortized goodwill balance, over its remaining life, and considers operating trends and other relevant factors.

AMOUNTS DUE FROM AND TO RELATED PARTIES

Amounts due from and to related parties are stated at face value.

FINANCING COSTS

Share and equity instrument issue costs are recorded as a reduction of the related accounts. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

INCOME TAXES

The Company follows the liability method in accounting for income taxes. Future tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not future tax assets will not be realized.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 2
Summary of Significant Accounting Policies (Cont’d)

FOREIGN CURRENCY TRANSLATION

The U.S. dollar is the Company’s functional currency. Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of loss.

Results of operations from self-sustaining subsidiaries and joint ventures which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders’ equity.

The financial statements of foreign entities in highly inflationary economies are re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using historical rates. Translation differences resulting from the use of these different rates are charged to income.

REVENUE RECOGNITION

Revenues from airtime and roaming, including those billed in advance are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those whose use is restricted to the Company’s networks which together with related cost of equipment are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

SUBSCRIBER ACQUISITION COSTS

The excess between the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

OTHER INCOME AND EXPENSES

Other income and expenses are allocated to the year they related to.

DERIVATIVE FINANCIAL INSTRUMENTS

Interest rate option and swap agreements and cross currency swap agreements are used by the Company to hedge cash flow risk on certain of its variable rate long-term debt. The gains (losses) on these instruments are recognized in the statement of loss when the hedged item affects earnings.

DISCONTINUED OPERATIONS

The results of discontinued operations are included in net loss but reported separately.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 3
Goodwill and Licenses

		Accumulated	Net Book
	Cost	Depreciation	Value
	$	$	$

December 31, 2002
Goodwill	56,024	6,218	49,806
Licenses	140,588	45,988	94,600

	196,612	52,206	144,406

December 31, 2001
Goodwill	56,024	3,418	52,606
Licenses	134,800	37,133	97,667
Brazilian goodwill and licenses to be disposed of [Notes 13 and 16]	194,068	33,125	160,943

	384,892	73,676	311,216

TOTAL

Net book value	144,406

Cost
Net book value December 31, 2002	196,612

Additions	5,788
Change in accounting from proportionate consolidation to equity of the Brazilian activities	(194,068)
Exchange rate movements	—

Net book value December 31, 2001	384,892

Accumulated Depreciation
Net book value December 31, 2002	52,206

Charges	15,555
Change in accounting from proportionate consolidation
to equity of the Brazilian activities	(43,243)
Exchange rate movements	6,218

Net book value December 31, 2001	73,676

Note 4
Tangible Assets

		Accumulated	Net Carrying
	Cost	Depreciation	Value
	$	$	$

December 31, 2002
Network equipment and infrastructure	1,153,466	298,721	854,745
Buildings and leasehold improvements	34,267	8,716	25,551
Computer equipment and software	193,596	105,844	87,752
Other equipment	26,426	15,454	10,972
Construction in progress	42,820	—	42,820

	1,450,575	428,735	1,021,840

December 31, 2001
Network equipment and infrastructure	846,474	183,663	662,812
Buildings and leasehold improvements	29,767	6,573	23,194
Computer equipment and software	149,179	67,405	81,774
Other equipment	17,570	11,275	6,295
Construction in progress	97,006	—	97,006
Brazilian tangible assets to be disposed of [Notes 13 and 16]	454,129	164,570	289,559

	1,594,126	433,486	1,160,640

Included in building and leasehold improvements are assets with a net carrying value of $11.2 million as at December 31, 2002 [$12.2 million — 2001] that are financed through an obligation under a capital lease.

TOTAL

Net book value	1,021,840

Cost
Net book value December 31, 2002	1,450,575

Additions	250,861
Change in accounting from proportionate consolidation
to equity of the Brazilian activities	(456,389)
Exchange rate movements	61,977

Net book value December 31, 2001	1,594,126

Accumulated Depreciation
Net book value December 31, 2002	428,735

Charges	174,615
Change in accounting from proportionate consolidation
to equity of the Brazilian activities	(193,821)
Exchange rate movements	14,455

Net book value December 31, 2001	433,486

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 5
Investments

Investments consist of the following:

	2002	2001
	$	$

As at December 31,
Brazil [Notes 13 and 16]	70,000	--
Share of assets of India	9,990	9,067
	79,990	9,067

[a] Investments

Investments consist primarily of investments held for sale including the Company’s share in the assets of Hexacom India Limited [“Hexacom"] and in Brazil [see Notes 13 and 16]. The Company’s contribution in the capital of TIW Asia N.V., [“TIW ASIA”] was satisfied by the transfer of its equity interest in Hexacom India Limited [“Hexacom"] an Indian cellular operator. Since the Company retains the risks and rewards of ownership of Hexacom, the Company’s share of Hexacom’s assets and liabilities continue to be presented separately. The Company’s share in the liabilities of Hexacom totaled $4.1 million and $5.3 million as at December 31, 2002 and 2001, respectively and are included with other non-current liabilities. As at December 31, 2002, cash contributions that would otherwise have been made by the Company to the capital of TIW Asia net of the amount owed to the Company by TIW Asia and the Company’s proportionate share of such amount is recorded as an accrued liability and amounts to $5.0 million [$4.8 million in 2001].

[b] Business acquisitions and divestitures

Central/Eastern Europe — Cellular

CLEARWAVE

On February 14, 2001, TIW issued 43,809,335 units. Each Unit consisted of one class A Subordinate Voting Share of ClearWave and five Units entitled the holder to acquire one Subordinate Voting Share of TIW at anytime prior to June 30, 2002. TIW’s interest in ClearWave was held through the Company and consequently, on February 14, 2001 the Company sold the shares included in the Units to TIW at their fair value for total proceeds for $272.5 million. This transaction resulted in a gain on disposal of $205.2 million.

MOBIFON

In June 2000, ClearWave acquired 4.23% of MobiFon’s outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid in cash and $6.1 million through a forgiveness of debt. The remaining $9.1 million of the balance payable was paid through an issue of TIW’s shares. Subsequently in 2001, ClearWave sold 25.0% of the acquisition for proceeds equal on a pro rata basis to the consideration paid by ClearWave. The acquisition was accounted for using the purchase method, net of shares subsequently sold. As a result of the acquisition, $19.5 million of goodwill has been recorded and ClearWave’s equity interest increased from 54.7% to 58.9%.

On February 15, 2001, ClearWave acquired 5.7% of MobiFon’s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through the issuance by TIW of Units and $5.0 million through a forgiveness of debt. They were accounted for using the purchase method and goodwill amounting to $31.0 million was recorded on this transaction and ClearWave’s equity interest in MobiFon increased from 58.9% to 63.5%.

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to minority interests. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease the Company’s ultimate equity interest in MobiFon from 28.9% to 28.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase.

Assuming that TIW Czech NV will have 15 million shares outstanding when the Events will occur, 450,000 shares were reserved to be issued under the plan. During 2002, 123,593 options were granted and each option, following a vesting period of up to 4 years and the occurrence of the Events, will allow its holder to acquire one share of TIW Czech NV at a price of $20.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 5
Investments (Cont’d)

MOBIFON

Accordingly, ClearWave ownership of MobiFon may vary between 62.4% and 63.5%, respectively, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount of $13.4 million that MobiFon is committed to distribute to minority interests is presented within current liabilities.

On December 18, 2002 the Company reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration, of $42.5 million. The transaction closed on March 19, 2003 and consequently, Clearwave will record a gain on disposal of such shares in the first quarter of 2003. As a result of the above transactions, ClearWave ownership in MobiFon will reduced from the pre share repurchase level of 63.5% down to between 56.6% and 57.7% depending on the outcome of the share repurchase.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.9% interest in Mobifon, may require TIW or ClearWave, at TIW’s option, to make an offer to acquire the minority shareholder’s shares. The purchase price of such shares would be the then fair market value as determined by an independent evaluator and shall then be payable in cash or, at TIW’s option, in shares of TIW. The share ownership sold on March 19, 2003 is subject of a similar arrangement.

ČESKÝ MOBIL

In January 2000, TIW Czech, exercised its right to acquire an additional 34.5% interest in Český Mobil for $3.0 million pursuant to call option agreements with a minority shareholder of Český Mobil. As a result of this transaction TIW Czech’s equity interest in Český Mobil increased from 51.0% to 85.5%. This acquisition was accounted for using the purchase method, and the excess of the purchase price over the fair value of the identifiable net assets acquired resulted in the creation of goodwill in an amount of $5.6 million.

Following the capital calls of Český Mobil, in 2000, 2001 and 2002 in which the shareholders other than the Company’s subsidiary did not participate, the equity interest of TIW Czech in Český Mobil, increased from 85.5% to 94.1% and 95.5% at December 31, 2001 and 2002, respectively and further increased to 96.3% on January 17, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

As part of the creation of Český Mobil, a minority shareholder was given a put option and, as a result, TIW Czech, may be required to purchase the Český Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Český Mobil and this amount is included with minority interests on the balance sheet. ClearWave’s share of this commitment, if exercised, is $4.6 million as at December 31, 2002.

On December 11, 2002, the Supervisory Board of TIW Czech, approved a stock option and stock appreciation rights plan for employees of Český Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan will allow, subject to an Initial Public Offering or a change of control of TIW Czech (the “Events”) or Český Mobil, holders to acquire in aggregate approximately 0.8% of the shares of TIW Czech or the cash equivalent thereof at a price which is not lower than the fair value as of December 31, 2002. The Company will record an expense, if any, in the period in which the Events become probable.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

NOTE 5
Investments (Cont’d)

OTHER

On April 7, 2000, the Company sold its shares in CallMax B.V., its paging operations in The Netherlands, for a nominal amount. A loss of $6.6 million was recognized.

On April 14, 2000, the Company’s Chinese investee sold all its assets for 209.1 million Chinese Renminbi [$23.4 million]. This transaction resulted in a gain of $8.3 million, of which $4.4 million and $3.9 million were recognized in 2001 and 2000, respectively.

On June 29, 2000, the Company sold its wholly-owned subsidiary, TIW UMTS UK Ltd., to Hutchison 3G UK Holdings Ltd. [3G UK Holdings], for a nominal amount and no gain or loss resulted from this transaction. On July 12, 2000, the Company waived its right to acquire 3.5% of the outstanding shares of 3G UK Holdings, for a net cash consideration of £51.1 million [$75.4 million] and recognized a corresponding gain.

On September 27, 2001, the Company sold its interest in W-Aura, a wireless internet joint venture in Brazil and realized a loss on sale of investment of $9.3 million.

On December 24, 2001, the Company decided to dispose of its paging in Mexico and has relinquished its joint control of the investment. A loss of $5.6 million has been recognized as a result of these actions.

The gain on disposal of investments in 2001 includes the Brazilian joint ventures cellular operations net gain of $106.1 million from the sale on March 31, 2001 of the Company’s 16.3% equity interest in its two Brazilian B-Band joint ventures, for cash proceeds of $153.3 million.

[c] Cumulative Translation Adjustment

The increase in the cumulative translation adjustment amount of $78.4 million, reported as a component of shareholders’ deficiency, resulted mainly from the appreciation of the Czech Koruna of $3.3 million, less $34.7 million related to the devaluation of the Brazilian real during the year and the realization of the cumulative translation losses related to Brazil of $118.5 million. The exchange rate was 35.587 Czech Koruna for one U.S. dollar and 30.120 Czech Koruna for one U.S. dollar as at December 31, 2001 and December 31, 2002, respectively. The exchange for the Brazilian real was 2,310 for one U.S. dollar and 3.540 for one U.S. dollar as at December 31, 2001 and December 31, 2002, respectively.

Note 6
Financing Arrangements

The Company’s short-term credit facilities consist of the following:

CORPORATE CREDIT FACILITY

The Company’s is a co-borrower with TIW in the Corporate Credit Facility. The Corporate Credit Facility’s maturity was extended from December 15, 2002 to June 30, 2003. In connection with the extension, TIW agreed to repay $5.0 million by March 31, 2003. The facility is collateralized by substantially all assets of the Company and bears interest at U.S. base rate plus a margin of 9.36% or LIBOR plus a margin of 10.0%. Under the terms of the facility, any amount received by TIW and flowing from dividends paid by its Central and Eastern European operations, other than amounts representing operational and investment requirements of the Company and ClearWave to June 30, 2003, will be used to further reduce the amount outstanding on the corporate facility. As at December 31, 2002, the amount drawn by TIW and available was $47.4 million [$83.5 million as at December 31, 2001]. The weighted average rate of interest was 11.8% in 2002 [15.0% — 2001]. The affiliates of two significant shareholders of TIW have committed an aggregate 57% of the principle amounts available under the corporate credit facility. (See Note 16).

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 6
Financing Arrangements (Cont’d)

OPERATING CREDIT FACILITY OF OPERATING SUBSIDIARIES

As at December 31, 2002, MobiFon and Český Mobil have available uncommitted operating credit facilities totaling $20 million and € 10.0 million [$10.5 million] respectively, none of which were drawn as at December 31, 2002 and December 31, 2001. The €10.0 million facilities consist of a € 7.0 million and a € 3.0 million facility. The € 7.0 million facility bears interest when drawn as a term loan, at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively and the € 3.0 million facility bears interest at a rate of EURIBOR or PRIBOR, plus 0.7% to 0.8% per annum for EURO and Koruna drawings respectively. The $20 million facilities consist of a $9.0 million overdraft facility and $1.0 million for issuance of letters of guarantee to third parties and a second $10 million facility. The $9.0 million overdraft facility can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

The amounts due to related parties have no redemption scheme and consist of the following loans:

	2002	2001
	$	$

Balance as at December 31,
TIW (interest free)	8,342	181,968
Telesystem (Antilles) Corporation N.V. (interest 13.875%)	81,588	83,302
Telesystem (Antilles) Corporation N.V. (interest free)	853,225	679,531
Telesystem (Antilles) Corporation N.V. (Other)	27	9,797

	943,182	954,598

Long-term debt consists of the following:

	2002	2001
	$	$

As at December 31,
MobiFon — Syndicated senior credit facility
Original facility	—	158,825
Expansion facility	—	71,963
2002 Facility	255,000	—

	255,000	230,788
Subordinated loans, including accrued interest of $7,726 as at December 31, 2001	—	17,726
Sale and lease back financing, option expected to be exercised in July 2004	12,700	12,700

	267,700	261,214

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 6
Financing Arrangements (Cont’d)

	2002	2001
	$	$

As at December 31,
Český Mobil — Syndicated senior credit facility
Tranche “A” [€236.8 million and Koruna 3.3 billion - 2002, €179.4 million and Koruna 2.5 billion - 2001]	358,191	229,902
Tranche “B” [€26.6 million and Koruna 1.7 billion - 2002 and 2001]	84,910	71,902

	443,101	301,804
Financing under supply contracts to be refinanced by the syndicated senior credit facilities [€25.6 million - 2002, €65,8 million - 2001]	27,180	58,505

	470,281	360,309

Brazilian activities held for sale [Notes 13 and 16]
Term loans of investees and others Denominated in U.S.$	—	126,178
Denominated in R$ [R$485.7 million - 2001]	—	103,001

	—	229,179

	737,981	850,702
Less current portion	—	77,297

	737,981	773,405

MOBIFON

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

The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon. A commitment fee of 1% per annum is applicable to the unused Tranche II facility [$45 million at December 31, 2002] up to December 31, 2003 when the unused facility will expire under the credit agreement.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively, The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 6
Financing Arrangements (Cont’d)

ČESKÝ MOBIL

The amounts due under supply contracts with two telecommunication network equipment suppliers have been classified as long-term debt as they will be financed by the senior credit facility. These amounts are not subject to interest.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $84.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche. A significant shareholder of the Company and TIW Czech has committed 12.1% of the syndicated credit facility.

The facility is collateralized by a pledge of TIW Czech’s shares in Český Mobil and of substantially all of the assets of Český Mobil. As a result, the majority of the net assets of Český Mobil are restricted from distribution to the Company, unless waivers are obtained. Drawings under this credit facility are subject to certain financial tests and ratios.

Český Mobil entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on €71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. Interest on this €71.7 million draw has also been capped through the use of option agreements, which are detailed as follows. €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001]. Český Mobil also entered into a 6-month Euro to Koruna cross currency swap arrangement for € 60.0 million ($63.0 million) on May 11, 2002. Upon expiration, the Company entered into a similar swap arrangement for a further 6 months.

The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Český Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions. Derivative financial instruments’ position amount to $11.3 million and $9.5 million as at December 31, 2002 and 2001, respectively, and is included with other non current liabilities.

Minimum annual principal repayments of long-term debt during the next five years as at December 31, 2002 are as follows:

$

2003	—
2004	52,169
2005	93,770
2006	124,429
2007	167,625

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 6
Financing Arrangements (Cont’d)

COVENANTS

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain negative covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers.

Limitations also exist with respect to the ability of certain subsidiaries or investees to transfer funds in the form of dividends, loans or otherwise to the Company. The corporate credit facility and the 14% Notes, to which the Company is the guarantor, have cross default provisions which, under certain circumstances, could accelerate their reimbursement if the reimbursement of other loans of the Company is accelerated as a result of default.

Note 7
Shareholders’ Deficiency

AUTHORIZED

The total authorized share capital of the Company amounts to Euro 158,8 million divided into 35 billion shares of Euro 0.00454 each.

ISSUED AND OUTSTANDING

As per December 31, 2002 and 2001 the total issued and paid-up capital is Euro 43,855,615.

CHANGES IN SHAREHOLDERS’ DEFICIENCY

				Foreign
				currency
	Share	Share		translation
	capital	premium	Deficit	reserve

Balance as at December 31, 2002	47,611	281,397	(1,044,443)	(2,569)

Loss for the year	—	—	(205,999)	—
Exchange difference on conversion of par value of share capital and share premium	7,247	—	—	(7,247)
Changes in foreign currency translation reserve [Notes 13 and 16]	—	—	—	85,645

Balance as at December 31, 2001	40,364	281,397	(838,444)	(80,967)

Loss for the year	—	—	(233,370)	—
Exchange difference on conversion of par value of share capital and share premium	(2,386)	—	—	2,386
Changes in foreign currency translation reserve [Notes 13 and 16]	—	—	—	69,999

Balance as at December 31, 2000	42,750	281,397	(605,074)	(153,352)

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 8
Segmented Information

The Company has three reportable segments: cellular operations in Brazil, in Romania and in the Czech Republic. The Company’s reportable segments are strategic business units that operate in different countries. They are managed separately because each business requires different marketing strategies. As discussed in Note 13 and 16, the Company has ceased to proportionately account for the cellular Brazilian operations and accounts for its investment using the equity method starting July 1, 2002.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments, which is reconciled to consolidated operating income (loss), acquisitions of and carrying value of tangible assets, goodwill, licenses and total assets, is summarized as follows:

	Brazilian
	Cellular		Czech
	[Notes 13	Romania	Republic	Corporate
For the year ended December 31, 2002, 6	and 16]	Cellular	Cellular	and other	Total
months ended June 30, 2002 for Brazilian Cellular	$	$	$	$	$

Revenues
Services	134,737	425,567	227,342	—	787,646
Equipment	9,916	21,214	20,331	—	51,461

	144,653	446,781	247,673	—	839,107
Cost of services	39,119	81,462	122,741	—	243,322
Cost of equipment	13,712	39,160	25,594	—	78,466
Selling, general and administrative expenses	39,910	94,613	79,143	812	214,478

Operating income (loss) before depreciation and amortization	51,912	231,546	20,195	(812)	302,841
Depreciation and amortization	33,084	89,439	67,647	—	190,170

Operating income (loss)	18,828	142,107	(47,452)	(812)	112,671

Acquisition of tangible assets and licenses including non-cash items	7,968	100,336	106,560	—	214,864

Tangible assets, goodwill and licenses as at December 31, 2002	—	553,222	613,018	6	1,166,246

Total assets as at December 31, 2002	—	667,806	663,984	80,650	1,412,440

For the year ended December 31, 2001
Revenues
Services	287,272	359,868	125,928	9,434	782,502
Equipment	31,260	12,475	18,037	483	62,255

	318,532	372,343	143,965	9,917	844,757
Cost of services	80,880	69,835	97,275	4,129	252,119
Cost of equipment	36,519	27,236	22,323	747	86,825
Selling, general and administrative expenses	87,087	88,836	65,921	13,023	254,867

Operating income (loss) before depreciation and amortization	114,046	186,436	(41,554)	(7,982)	250,946
Depreciation and amortization	63,742	77,791	42,562	1,482	185,577

Operating income (loss)	50,304	108,645	(84,116)	(9,464)	65,369

Acquisitions of tangible assets and licenses including non-cash items	86,406	122,360	109,211	—	317,977

Tangible assets, goodwill and licenses as at December 31, 2001	450,496	537,739	483,604	17	1,471,856

Total assets of continuing operations as at December 31, 2001	652,482	648,946	542,159	1,997	1,845,584

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 8
Segmented Information (Cont’d)

	Brazilian
	Cellular		Czech
	[ Notes 13	Romania	Republic	Corporate
	and 16]	Cellular	Cellular	and other	Total
	$	$	$	$	$

For the year ended December 31, 2000
Revenues
Services	296,152	299,470	21,508	11,229	628,359
Equipment	65,245	8,097	12,529	955	86,826

	361,397	307,567	34,037	12,184	715,185
Cost of services	89,281	62,366	36,654	3,705	192,006
Cost of equipment	72,567	18,347	15,969	1,251	108,134
Selling, general and administrative expenses	124,726	96,735	63,418	17,689	302,568

Operating income (loss) before depreciation and amortization	74,823	130,119	(82,004)	(10,461)	112,477
Depreciation and amortization	75,949	65,965	22,056	1,712	165,682

Operating income (loss)	(1,126)	64,154	(104,060)	(12,173)	(53,205)
Acquisitions of tangible assets and licenses including non-cash items	142,330	92,510	345,962	719	581,521

Note 9
Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2002	2001
	$	$

Deferred tax assets
Loss carryforwards — ClearWave and its subsidiaries	53,460	53,945
Carrying value of liabilities in excess of their tax value	3,506	9,063
Tax value of assets in excess of their carrying value	45,920	8,410
Net deferred tax asset related to assets to be disposed of	—	18,029

Total deferred tax assets before valuation allowance	102,886	89,447
Valuation allowance	(99,380)	(67,870)

Deferred tax assets	3,506	21,577
Deferred tax liabilities Carrying value of assets in excess of their tax value	(7,707)	(3,548)

Net deferred tax assets (liabilities)	(4,201)	18,029

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 9
Income Taxes (Cont’d)

As at December 31, 2002, Český Mobil had net operating loss carryforwards which are available to reduce taxable income in future years, as follows:

$

Losses expiring
2006	6,400
2007	90,700
2008	65,200
2009	10,100

Total	172,400

The net deferred tax assets related to Český Mobil have been fully offset by a valuation allowance, due to the limited operating history of Český Mobil a.s. The components of consolidated net income (loss) before income taxes and minority interest were as follows:

	2002	2001	2000
	$	$	$

Corporate and other	(13,004)	133,389	60,944
Romania	106,908	75,027	25,654
Czech Republic	(73,973)	(95,224)	(96,566)
Brazilian activities to be disposed of	(210,996)	89,645	(44,061)

	(191,065)	202,837	(54,029)

The reconciliation of income tax computed at the statutory tax rates in the Netherlands with income tax expense is as follows:

	2002	2001	2000
	$	$	$

Tax statutory rate of 35%	66,872	(70,993)	18,910
Differences in effective rate attributable to income taxes of other countries	7,995	3,694	(1,306)
Differences related to assets and liabilities re-measured from local currency into the functional currency and other permanent differences	(13,173)	(7,177)	(16,941)
Net differences related to Brazilian activities to be disposed of	—	(13,686)	(12,905)
Non taxable gain on investment	—	92,176	30,629
Valuation allowance	(94,237)	(11,447)	(16,660)

Income tax recovery (expense)	(32,543)	(7,433)	1,727

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 10
Supplementary Information

1)	Consolidated Statements of loss

	2002	2001	2000
	$	$	$

For the years ended December 31,
Depreciation and amortization
Tangible assets	146,111	110,988	80,820
Goodwill and licenses	10,975	10,847	9,083
Brazilian activities to be disposed	33,084	63,742	75,779

	190,170	185,577	165,682

Interest expense
Interest on long-term debt	52,800	51,246	31,076
Interest and financial charges	4,591	6,130	—
Brazilian activities to be disposed	18,410	24,652	50,537

	75,801	82,028	81,613

Other information
Bad debt expense	7,368	25,292	10,267
Advertising costs	29,390	34,619	28,873

License amortization for the next five years is expected to be $8.0 million per year.

The change in allowance for bad debt accounts, excluding discontinued operations and those to be disposed of are as follows.

	2002	2001	2000
	$	$	$

Allowance for doubtful accounts:
Balance, beginning of year	8,510	8,888	4,963
Addition: bad debt expenses	7,368	10,495	10,267
Deduction: uncollectible accounts write-off, net of recovery	(8,375)	(10,873)	(6,342)

Balance, end of year	7,503	8,510	8,888

2)	Consolidated Statements of Cash Flows

Significant non-cash investing and financing activities Acquisition of tangible assets financed under supply contracts	27,180	58,505	106,472

Other cash flow information, excluding Brazilian activities to be disposed of:
Interest paid	65,132	52,345	30,857
Income tax paid	24,431	—	—

Note 11
Other Commitments and Contingencies

CORPORATE GUARANTEE

On September 19, 2001, TIW completed the exchange of $379.5 million of 13-1/4% Senior Discount Notes due 2007 ($324.5 million of accreted value) and $167.0 million of 10-1/2% Senior Discount Notes due 2007 ($148.5 million of accreted value) for $50 million of cash and $194.8 million of 14% Senior Guaranteed Notes (the “14% Notes”) due December 30, 2003. As a result of this exchange, an aggregate of $0.6 million [$0.5 million as at December 31, 2001] of 13-1/4% and 10-1/2% Senior Discount Notes remain outstanding.

The 14% Notes mature on December 30, 2003. Interest on the 14% Notes accrues at a rate of 14% per annum and is payable semi-annually on June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes. TIW has the option to redeem the 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The 14% Notes are guaranteed by the Company, [the “Guarantor”]. The guarantee is secured by a lien on the capital stock of Telesystem International Wireless (Latin America) Inc., [“TIW Latin America”] a holding company which holds the Company’s investments in its cellular operations in Brazil and by a lien on the capital stock of ClearWave held by the Guarantor. The liens granted by the Guarantor in favor of the holders of the 14% Notes rank second in priority to the lien it granted to the lenders under the corporate credit facility. The 14% Notes have negative covenants, which, among other things, limit the company’s ability to incur indebtedness and create liens. In addition, the 14% Notes prohibit the Company to reduce, under certain conditions, its ownership in ClearWave N.V. (See Note 16).

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 11
Other Commitments and Contingencies [Cont’d]

COMMITMENTS UNDER LONG-TERM OPERATING LEASES

The future minimum lease payments for the next 5 years under operating leases substantially all of which are denominated in currencies other than the U.S. dollar and relate primarily to properties and sites are as follows:

$

2003	16,600
2004	14,000
2005	13,000
2006	12,600
2007	12,000

Total	68,200

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.9 million and $2.6 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $14.1 million, $12.4 and $13.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In addition, according to the lease agreements with certain lessors, MobiFon is committed to issue bank guarantees in aggregate value of $1.8 million in 2003, to cover the lessor against any proven claims for the Company’s non-performance of its contractual obligations during the building construction period and lease term.

The Company’s operating subsidiaries have purchase commitments of approximately $14 million with network equipment and systems support providers.

As of December 31, 2002, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period which ever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to the Company, and the Company agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The leases payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $3.4 million has been incurred as at December 31, 2002.

LICENSE AGREEMENTS

The Company’s operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10.0 million. Starting in 2003, the new Romanian regulatory act will provide for other fees based on a percentage of revenue and other basis that have yet to be determined. The conditions to the various license agreements require the Company’s operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

REGULATORY CLAIMS

In the normal course of business, the Company’s operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to the Company.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 12
FINANCIAL INSTRUMENTS

FAIR VALUE

The carrying amounts of cash and cash equivalents, trade debtors, trade creditors and accruals, income and value added taxes payable approximate their fair values due to the short-term maturity of these instruments. The fair value of distribution payable to minority interests is not determinable because of the uncertainty as to the timing of payment and the extent of participation of non-controlling parties in the MobiFon share repurchase. The fair value of the amount due to parent and affiliated companies is not determinable because it cannot be determined when it will be reimbursed.

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

CREDIT RISK

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. Cash and cash equivalents are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

CURRENCY RISK

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei. As at December 31, 2002, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $13.3 million [$7.8 million as at December 31, 2001].

Note 13
Brazilian Activities to be Disposed of and Discontinued Operations

1) Brazilian activities to be disposed of (see Note 16)

On March 5, 2002 TIW adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. However, in light of deterioration of the market conditions that existed at the date of the adoption of the formal plan to dispose, the horizon for disposal has been extended by an additional twelve months. The proceeds from the sale will mainly be used to reimburse the TIW’s corporate debt. The Company recorded an impairment of investment of $36.5 million in 2001 related to its Brazilian activities to be disposed of. This impairment includes partial realization of the cumulative translation accounts of $27.2 million as the Company estimates that such amount will not be recovered from the sale of the Company’s A-Band joint venture operations in Brazil. Subsequent to March 31, 2002, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of the Company’s Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these sustained declines up to December 31, 2002 and the subsequent disposal of its investment for $70 million as described in Note 16 the Company recorded an additional impairment of investment of $211.0 million in 2002. Of this amount, $ 155.3 million consists of foreign exchange translation losses related to these investments of which $85.2 million were already recorded as a reduction of shareholders’ equity as of December 31, 2001.

Several legal proceedings related to the Company’s Brazilian activities has been ongoing since July 2000 when the Company and other partners initiated legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners which, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. Although, the Company occupies one of three seats on Telpart’s Board of Directors, the Company ceased to have board representation at Telpart’s subsidiaries as a result of legal proceedings which the Company is vigorously contesting. The Company maintains that is has the legal right to joint control over these investments and is still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, the Company has ceased to proportionately account for these operations and accounts for its investment using the equity method starting July 1, 2002.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 13
Brazilian Activities to be Disposed of and Discontinued Operations (Cont’d)

The consolidated balance sheets as of December 31, 2001 include the following amounts related to the Company’s proportionately consolidated Brazilian joint ventures to be disposed of:

2001
As at December 31,	$

Current Assets
Cash and cash equivalents	110,168
Trade debtors	43,349
Prepaid and other current assets	28,530
182,047

Non-current Assets
Tangible assets, licenses and goodwill	450,502
Other non-current assets	19,541
470,043

Current Liabilities
Trade creditors and accrued liabilities	54,880
Other current liabilities	10,724
Current portion of long-term debt	36,045
101,649

Non-current Liabilities
Long-term debt	193,134
Minority interest	173,598
Other non-current liabilities	14,700
381,432

The revenues, operating income (loss) and cash flow captions from proportionately consolidated Brazilian joint venture are as follows:

	2002
Proportionately consolidated Brazilian joint ventures	[6 months]	2001	2000

Revenues	144,563	318,532	361,133
Operating income (loss)	18,829	(50,304)	(1,277)
Operating activities	24,677	46,960	165,473
Investing activities	(7,968)	(83,515)	(139,506)
Financing activities	(16,709)	37,182	19,503

2) DISCONTINUED OPERATIONS

ESMR/SMR OPERATIONS

On July 27, 2001, Dolphin and certain of its subsidiaries initiated legal proceedings to reach compromises with its creditors with the intent to utilize this process to restructure its balance sheet and to propose company voluntary arrangements to creditors. An administration order was made by the court and representatives from the firm Kroll Phillips have been appointed administrators of Dolphin. The financial position and results of operations of Dolphin up to July 27, 2001 have been reported in these financial statements as discontinued operations.

The proceedings had no legal implications on the Company or its continuing cellular operations, which are conducted by separate subsidiaries. The Company has taken the necessary steps and obtained the necessary amendments to avoid cross defaults under its own financing arrangements from any defaults by Dolphin or any of its subsidiaries.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 13
Brazilian Activities to be Disposed of and Discontinued Operations (Cont’d)

The revenues and operating loss from discontinued operations are as follows:

	2002	2001	2000
For the years ended December 31,	$	$	$

ESMR/SMR Operations
Revenues	—	45,834	90,694
Operating loss	—	(425,377)	(284,092)

Note 14
U.S. GAAP

These financial statements were prepared in accordance with Dutch GAAP. The following material adjustments to these Consolidated Financial Statements would be required to conform with U.S. GAAP.

1) RECONCILIATION OF NET LOSS

	2002	2001	2000
For the years ended December 31,	$	$	$

Net loss under Dutch GAAP	(205,999)	(233,370)	(273,838)
Gain on disposition of ClearWave shares [d]	—	(205,172)	—
Amortization of goodwill [f]	2,800	—	—
Minority interest [f]	(1,526)	—	—
Discontinued operations – Brazil [e]	(36,483)	36,483	—

Net loss under U.S. GAAP	(241,208)	(402,059)	(273,838)

2) RECONCILIATION OF CONSOLIDATED CASH FLOWS CAPTIONS

	2002	2002	2002	2001	2000

	Dutch
	GAAP	Adjustment	U.S. GAAP	U.S. GAAP	U.S. GAAP
For the years ended December 31,	$	$	$	$	$

Cash provided by (used in):
Operating activities	156,459	(24,677)	131,782	187,384	62,455
Investing activities	(250,861)	7,968	(242,893)	(151,635)	(434,300)
Financing activities	76,836	16,709	93,545	117,213	794,233
Discontinued operations	—	—	—	(216,751)	(328,443)
Net effect of exchange rate translation	721	—	721	(2,666)	2,695
Net effect of Brazilian activities to be disposed of	(103,576)	103,576	—	—	—

Increase (decrease) in cash and cash equivalents	(120,421)	103,576	(16,845)	(66,455)	96,640

Except for the method of accounting for the Company’s investments in joint venture as explained in (a), there are no significant differences between Dutch GAAP and U.S. GAAP which affect the cash flow captions indicated above.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 14
U.S. GAAP (Cont’d)

3) RECONCILIATION OF CONSOLIDATED BALANCE SHEETS

	2002	2002		2001	2001
	Dutch GAAP	U.S. GAAP		Dutch GAAP	U.S. GAAP
As at December 31,	$	$		$	$

Assets
Current assets
Cash and cash equivalents	46,631	46,629	[a]	167,052	56,884
Trade debtors	53,865	54,074	[a]	90,106	46,757
Inventories	10,248	10,248		26,032	15,385
Prepaid expenses	21,115	21,108	[a]	22,668	22,668
Deferred income tax	1,010	1,930	[c]	3,548	3,548
Other current assets	14,346	14,348	[a]	18,882	9,740
Total current assets	147,215	148,337		328,288	154,982

Goodwill	49,806	52,606	[f]	189,658	52,606
Tangible assets and licenses	1,116,440	1,116,440		1,282,198	968,753
Investments and other assets	79,990	75,516	[a]	9,067	176,641
Deferred income tax assets	—	—		18,029	—
Deferred financing costs	18,989	18,989		18,344	16,851

Total assets	1,412,440	1,411,888		1,845,584	1,369,833

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade creditors and accruals	114,966	114,786	[a]	166,352	95,835
Income and value added taxes payable	5,459	5,459		1,465	1,465
Deferred revenue	38,468	38,468		34,002	32,370
Distribution payable to minority interests	13,400	13,400		—	—
Amounts due to related parties	943,182	943,182		954,598	954,598
Current portion of long-term debt	—	—		77,297	41,252

Total current liabilities	1,115,475	1,115,295		1,233,714	1,125,520

Long-term debt	737,981	737,981		773,405	580,271
Share of liabilities of certain investees	4,096	—	[a]	5,317	5,317
Deferred income taxes liabilities	5,211	5,211		—	—
Other non-current liabilities	11,349	46,751	[a][c]	7,370	20,625
Minority interests	—	227,655	[c]	—	229,493

Shareholders’ deficiency Share capital	47,611	42,560		40,364	42,560
Share premium	281,397	281,587		281,397	281,587
Contributed surplus	—	205,172	[d]	—	205,172
Deficit	(1,044,443)	(1,248,341)	[b][f][d]	(838,444)	(1,007,133)
Foreign currency translation reserve	—	—		(80,967)	—
Other comprehensive income (loss):
Cumulative translation adjustment	(2,569)	2,292	[b]	—	(110,503)
Fair value of derivative instrument	—	(4,275)	[c]	—	(3,076)

Total Shareholders’ deficiency	(718,004)	(721,005)		(597,650)	(591,393)

Minority interests	256,332	—	[c]	423,428	—

Total group deficiency	(461,672)	(721,005)		(174,222)	(591,393)

Total liabilities and shareholders’ deficiency	1,412,440	1,411,888		1,845,584	1,369,833

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 14
U.S. GAAP (Cont’d)

[a] Investment in joint ventures

The Company accounts for investments in joint ventures using the proportionate consolidation method. Under U.S. GAAP, such investments are accounted for using the equity method. This results in reclassifications of balance sheet captions, which are illustrated in the balance sheet reconciliation as presented above. Such reclassification has no impact on net loss and shareholders’ deficiency. The Company has ceased to proportionately account for the Brazilian activities as at June 30, 2002, and accounts for its investment using the equity method starting July 1, 2002. Whereas under U.S. GAAP, the equity method was used throughout the entire year.

[b] FAS 130 “Comprehensive income”

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

	2002	2001	2000
For the years ended December 31,	$	$	$

Net loss under U.S. GAAP	(241,208)	(402,059)	(273,838)
Foreign currency translation adjustment	112,795	42,849	(53,854)
Cumulative effect of change in accounting principle for derivatives and hedging activities	—	(1,318)	—
Change in fair value of derivative financial instruments	(1,199)	(1,758)	—

Comprehensive loss under U.S. GAAP	(129,612)	(362,286)	(327,692)

[c] Accounting for derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted FAS 133, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income net of tax and minority interest and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All of the Company’s derivatives, which are described in Note 6, that are designated as hedges at December 31, 2002 are designated as cash flow hedges.

For the years ended December 31, 2002 and 2001, respectively, the change in the fair value of the Company’s cash flow hedges totaled $13.9 million and $30.8 million, of which $1.9 million and $9.5 million was reflected under Dutch and U.S. GAAP in income against the change in carrying value of the related hedged foreign currency debt. The remaining change in fair value, under U.S. GAAP was reflected in Other Comprehensive Income since the Company’s assessment of the hedging relationship revealed no ineffectiveness. This remaining change, net of taxes and minority interest in 2002 and 2001 was $1.2 million and $3.1 million, including, for 2001, a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 14
U.S. GAAP (Cont’d)

[d] Related party transaction

Under U.S. GAAP, the transfers of non-monetary assets between parent and subsidiaries should be valued at historical cost or market if lower. Consequently, the gain recognized under Dutch GAAP on the sale of the ClearWave shares to TIW, should be precluded. The gain of $205.2 million has been treated as contributed surplus to the Company.

[e] Discontinued operations

Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets (“FAS 144”). Under FAS 144, the discontinued operations of Brazilian joint ventures were continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued whereas under Dutch GAAP these operations are reported as continuing operations until the date of disposal. Additionally, under U.S. GAAP future operations losses are not to be recognized on these discontinued operations until they occur, and the investment will be measured at the lower of its carrying amount or fair value less costs to sell. The decision to dispose of the remaining Brazilian joint ventures occurred on March 5, 2002, the estimated loss of operations from the measurement date to the date of disposal of $36.5 million including the loss resulting from the realization of $27.2 million on the cumulative translation adjustment were reversed under U.S. GAAP in the year ended December 31, 2001 and recognized in the year ended December 31, 2002.

[f] Amortization of goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Tangible Assets. Under the new standard, goodwill is no longer amortized. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively, whereas under Dutch GAAP, the goodwill is still amortized.

Note 15
Related Party Transaction and Employee Information

The consolidated financial statements include fees and costs charged to the Company for technical service provided by companies within the TIW group of related companies [the “TIW Group"]. These fees and costs represented principally compensation of the TIW Group’s employees involved directly in the Company’s operations in areas such as engineering, information technology, marketing, human resource, finance and administration and other costs incurred by the TIW Group on behalf of the operational subsidiaries. These fees and costs included with selling, general and administrative expenses amount to $3.7 million, $10.5 million and $22.5 million in 2002, 2001 and 2000 respectively.

Advances from parent company are describe in note 6 and are repayable on demand. In 2002, interest expense of $13.2 million [$46.1 million and $5.0 million in 2001 and 2000, respectively] was charged on advances from the parent company. These interest expenses have been accreted to the amount of the related advances except for $12.9 million, which was paid in 2002.

A significant shareholder of TIW Czech N.V. and of TIW has committed 12.1% of Český Mobil’s syndicated senior credit facility which has been described in note 6.

The number of personnel employed during the year was 3,250, (5,880 in 2001).

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

Note 16

Subsequent Events

On March 26, 2003, Highlake International Business Company Ltd., an affiliate of Opportunity Fund, indirectly acquired the Company’s 48.9% interest in Telpart. Outstanding litigation between the Company and the Opportunity group of companies has also been settled as part of this transaction. The total cash consideration received by the Company was $70 million of which $5 million was paid by Telemig and Tele Norte for release of claims for technical services. The proceeds were returned to the parent company as a repayment of intercompany indebtedness. In accordance with the terms of TIW’s corporate credit facility for which the Company acts as co-borrower and the indenture governing its Senior Guaranteed Notes, TIW applied a portion of the net proceeds from the transaction to repay the indebtedness outstanding under the corporate credit facility and the remainder to redeem outstanding Senior Guaranteed Notes bringing the principal outstanding on such notes to $172.6 million.

On June 25, 2003, the Company’s indirect subsidiary MobiFon Holdings B.V., (“Holdings”) which holds the Company’s equity interest in MobiFon entered into an agreement whereby it agreed to issue $225 million aggregate principal amount of 12.50% senior notes due July 31, 2010 at 97.686% of face value for gross proceeds of $219.8 million. Interest on the notes will accrue from the date of their issuance and will be payable in cash semi-annually in arrears on each January 31, and July 31 beginning January 2004. The notes will be unsecured obligations except to the extent of a security interest in a debt service reserve account which will initially be funded with $28.1 million for the benefit of the noteholders. The notes will contain customary restrictive covenants and will rank senior in right of payment to Holding’s future subordinated indebtedness and pari passu in right of payment with all of Holding’s existing and future unsecured senior indebtedness.

The net proceeds after funding the debt service reserve account will be primarily used to repay intercompany indebtedness to ClearWave. ClearWave intends to use the money received from MobiFon Holdings B.V., to make a distribution to its shareholders and to repay its indebtedness to the Company. The Company intends to use the proceeds to repay a portion of its intercompany indebtedness with TIW which will use the proceeds received by it and other available cash resources to repay its 14% senior guaranteed notes.

Note 17

Comparative Figures

Certain comparative figures were reclassified to conform to the presentation adopted in 2002.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

CONDENSED UNCONSOLIDATED BALANCE SHEETS
AFTER APPROPRIATION OF NET RESULT

December 31, 2001 and 2000
[ALL TABULAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED]

As at December 31,	2002	2001
[in thousands of U.S. dollars]	$	$

ASSETS
Non-current assets
Financial fixed assets [Note 2]	232,421	339,459
Tangible fixed assets [Note 3]	—	10

Total non-current assets	232,421	339,469
Current assets
Cash and cash equivalents	219	1,172
Amounts due from related parties [Note 9]	1,728	13,656
Prepaid expenses and other current assets	30	2,811

Total current assets	1,977	17,639

Total assets	234,398	357,108

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Liabilities
Trade creditors and accruals	10,398	160
Amounts due to related parties [Note 9]	942,004	954,598

Total liabilities	952,402	954,758

Shareholders’ equity (deficiency) [Note 4]
Share capital	47,611	40,364
Share premium	281,397	281,397
Deficit	(1,044,443)	(838,444)
Cumulative translation adjustment	(2,569)	(80,967)

Total shareholders’ deficiency	(718,004)	(597,650)

Total liabilities and shareholders’ deficiency	234,398	357,108

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

CONDENSED UNCONSOLIDATED STATEMENT OF LOSS
AFTER APPROPRIATION OF NET RESULT

For the years ended December 31,	2002	2001	2000
[in thousands of U.S. dollars]	$	$	$

Operating expenses	855	638	627

Operating loss	(855)	(638)	(627)

Interest revenue from affiliated companies [Note 9]	14,330	8,964	13,788
Interest expense to affiliated companies [Note 9]	(13,126)	(45,406)	(5,033)
Other Interest revenue	6	158	426

Income (loss) from continuing operations before the under noted items	355	(36,922)	8,554
Shares of income (loss) of affiliated companies [Note 2]	6,338	(17,775)	(28,060)
Gain on disposals of investments [Note 5]	(1,700)	299,842	15,805
Impairment of investment [Note 6]	(210,996)	(36,483)	—
Exchange gain (loss)	4	4	(546)

Income (loss) before income taxes	(205,999)	208,666	(4,247)

Income taxes expense (recovery) [Note 7]	—	—	(1)
Income (loss) from continuing operations	(205,999)	208,666	(4,246)
Income (loss) from discontinued operations net of applicable income tax expense (recovery) of ($23,264) and ($11,356) in 2001 and 2000	—	(442,036)	(269,592)

Net loss	(205,999)	(233,370)	(273,838)

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

CONDENSED UNCONSOLIDATED STATEMENTS OF CASH FLOWS
AFTER APPROPRIATION OF NET RESULT

Year ended December 31,	2002	2001	2000
(in thousands of U.S. dollars)	$	$	$

OPERATING ACTIVITIES
Income (loss) from continuing operations	(205,999)	208,666	(4,246)
Depreciation and amortization	10	9	15
Share of losses income of affiliated companies	(6,338)	17,775	28,060
Gain on disposal of investments	1,700	(299,842)	(15,805)
Impairments of investment	210,996	36,483	—
Changes in operating assets and liabilities
Amounts due from related parties	(676)	(11,345)	(14,378)
Prepaid and other current assets	(27)	14,671	(17,474)
Trade creditors and accruals	(70)	1	5,051
Deferred income	—	(2,836)	2,836

Cash provided by (used in) operating activities	(404)	(36,418)	(15,941)

INVESTING ACTIVITIES
Proceeds from sales of investments	—	153,311	—
Investments and advances to affiliated companies	25,588	(55,163)	(185,857)

Cash provided by (used in) investing activities	25,588	98,148	(185,857)

FINANCING ACTIVITIES
Net advance from parent companies	(26,137)	154,452	529,263

Cash provided by financing activities	(26,137)	154,452	529,263

Cash provided by continuing operations	(953)	216,182	327,465
Cash used in discontinued operations	—	(216,751)	(328,443)

Decrease in cash and cash equivalents for the year	(953)	(569)	(978)
Cash and cash equivalents, beginning of year	1,172	1,741	2,719

Cash and cash equivalents, end of period	219	1,172	1,741

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
(All tabular amounts are in thousands of U.S dollars unless otherwise indicated)

Note 1

Significant Accounting Policies

This Condensed Unconsolidated Financial Information has been prepared by management on the basis of accounting principles generally accepted in the Netherlands. Investments over which the Company has control are accounted for using the equity method. This Condensed Unconsolidated Financial Information should be read in conjunction with the Company’s consolidated financial statements.

Significant differences between Dutch and United States generally accepted accounting principles affecting the determination of shareholders’ equity at December 31, 2002 and 2001 and the determination of net loss for each of the years in the three-year period ended December 31, 2002 are summarized in Note 14 of the consolidated financial statements of the Company.

As disclosed in Note 1 to the Consolidated Financial Statements, as at December 31, 2002, due to the short-term maturity of its corporate credit facility, the committed cash obligations of TIW, the parent Company of TIWC, for the upcoming twelve months exceed the committed sources of funds and TIW’s cash and cash equivalents on hand. In addition, it will be necessary for TIW to comply with the covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether TIW will have the ability to continue as a going concern. Since the Company depends on continued support from TIW, acts as co-borrower in the corporate credit facility and as Guarantor of 14% Senior Guaranteed notes issued by TIW, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. TIW continues to review opportunities to refinance debt, amend the terms of its corporate credit facility, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance or amend the terms of its corporate credit facility.

Note 2

Financial Fixed Assets

Investments and loans made to the Company’s investees are as follows and are described in the Note 5 in the consolidated financial statements:

	Shares	Loans	Total

Balance as at December 31, 2002	124,010	108,411	232,421

Additions (Reductions)	(193,769)	(5,252)	(199,021)
Share of income	6,338	—	6,338
Exchange rate movements	85,645	—	85,645

Balance as at December 31, 2001	225,796	113,663	339,459

Additions (Reductions)	(184,450)	51,297	(133,153)
Share of losses	(17,775)	—	(17,775)
Exchange rate movements	69,999	—	69,999

Balance as at December 31, 2000	358,022	62,366	420,388

The intercompany loans include $88.1 million demand loan bearing interest at 14%. The remaining portion is interest fee.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
(All tabular amounts are in thousands of U.S dollars unless otherwise indicated)

Note 3

Tangible Fixed Assets (Cont’d)

An analysis of activity in the Company’s tangible fixed assets was as follows for the period ending December 31, 2002:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance as at December 31, 2002	76	(76)	—

Depreciation	—	(10)	(10)
Addition during the year	—	—	—

Balance as at December 31, 2001	76	(66)	10

Depreciation	—	(7)	(7)
Addition (reduction) during the years	(50)	—	(50)

Balance as at December 2000	126	(59)	67

Note 4

Shareholders’ Equity

The share capital of the Company, together with the changes in shareholders’ equity for 2002 and 2001 are described in the Notes to Consolidated Financial Statements.

Note 5

Gain on Disposal of Investments

During 2002, the Company took an allowance for bad debt of $1.7 million on a loan in relation with the ESMR/SMR operations.

On February 14, 2001, TIW issued 43,809,335 units. Each Unit consists of one class A Subordinate Voting Share of ClearWave and five Units entitle the holder to acquire one Subordinate Voting Share of TIW at anytime prior to June 30, 2002. TIW’s interest in ClearWave was held through the Company and consequently, on February 14, 2001, the Company sold the shares included in the Units to TIW at their fair value for total proceeds for $272.5 million. This transaction resulted in a gain on disposal of $205.2 million. [See Note 10].

The gain on disposal of investments includes the Brazilian joint ventures cellular operations net gain of $106.1 million from the sale on March 31, 2001 of the Company’s 16.3% equity interest in its two Brazilian B-Band joint ventures, for cash proceeds of $153.3 million.

On December 24, 2001, the Company decided to dispose of its paging operation in Mexico and has relinquished its joint control of the investment. A loss of $5.6 million has been recognized as a result of these actions.

During 2001, the Company disposed others small investments resulting in a loss of $5.8 million.

Note 6

Impairment of Investment

As described in Note 13 and 16 of the consolidated financial statements, the Company recorded impairments of investment of $211.0 million and $36.5 million in 2002 and 2001 respectively related to its Brazilian activities to be disposed of. These impairments include realization on the cumulative translation accounts of $155.3 million and $27.2 million in 2002 and 2001 respectively, as the Company estimates that such amount will not be recovered from the sale of the Company’s A-Band joint venture operation in Brazil.

Note 7

Income Taxes

Deferred tax was not accounted for in the balance sheet as at December 31, 2002. As it is uncertain that the tax losses can be utilized reasonably in the near future. Therefore, the deferred tax asset due to the loss carry forward has been fully offset by a valuation allowance and no taxable income was recorded in the profit and loss account.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
(All tabular amounts are in thousands of U.S dollars unless otherwise indicated)

Note 8
Commitments

The Company has certain commitments with regard to its investing activities and they described in the Notes 11 of the Consolidated Financial Statements.

Note 9
Related Party Transaction and Employee Information

Amount due from related party consist mainly ($1.4 million) of interest on demand loan. The amount payable to related party consist of $81.6 million demand loan bearing interest at 13.875% and $860.4 million interest fee loan. In 2002, interest revenues of $14.3 million [$9.0 million and $13.8 million in 2001 and 2002, respectively] was charged on advances to subsidiaries and the interest expense of $13.1 million [$45.4 million and $5.0 million in 2001 and 2000, respectively] was charged on advances from the parent company.

Besides its two managing directors, the Company had no employee in 2002. Remuneration of the managing directors amounted to $186,000 — ($200,000 in 2001).

Note 10
Subsequent Events

Significant events subsequent to December 31, 2002 are described in the Notes 16 of the Consolidated Financial Statements.

Note 11
Comparative Figures

Certain comparative figures were reclassified to conform to the presentation adopted in 2001.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

NOTES TO CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
(All tabular amounts are in thousands of U.S dollars unless otherwise indicated)

Managing Directors (signed)	Supervisory Directors (signed)
Yves Normand	André Gauthier

(signed) Cornelis van Ravenhorst	(signed) Margriet Zwarts

(signed) Mario Bertrand

(signed) James J. Jackson

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

AUDITOR’S REPORT

Introduction

We have audited the financial statements of Telesystem International Wireless Corporation N.V., Rotterdam, for the year 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31, 2002 and of the results for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

emphasis of matter

Without qualifying our opinion above, we draw attention to Note 1 to the financial statements which refer to the uncertainty as to the Company’s ability to continue as a going concern. However, the explanation provided shows that it is not impossible that the business operations will be maintained in the longer term. As a consequence, the accounting principles applied are based on the assumption that the Company will be able to continue as a going concern.

Rotterdam, June 26, 2003

(signed)

Ernst & Young Accountants

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

Appropriation of Net Profit

According to Article 31 of the Company’s Articles of Association, the following appropriation (abbreviated) of the Company’s net profit is applicable:

•	If and insofar as the net profits shown in the income statement so allow, dividends will be distributed to the common shares.

•	The Supervisory Board may authorize distributions out of non-distributed profits and other freely distributable reserves and the distribution of interim dividends.

•	Profit distribution and distribution of the reserves may only be done up to the amount of the distributable reserves and after adoption of the balance sheet and income statement

•	If there is a loss, which cannot be covered by the reserves or compensated for in another manner, no profit shall be distributed in any subsequent year, as long as the loss has not been recovered.

The Managing Directors propose that the result for the year be added to the deficit. This proposal has been included in the financial statements.

Financial Statements of Telesystem International Wireless (Latin America) Inc.

Presented below are the Consolidated Financial Statements of Telesystem International Wireless (Latin America) Inc., including the notes thereto, as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors’ report thereon.

REPORT OF INDEPENDENT AUDITORS

To the shareholder and board of directors of
Telesystem International Wireless (Latin America) Inc.

We have audited the accompanying consolidated balance sheets of Telesystem International Wireless (Latin America) Inc. as of December 31, 2002 and 2001, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholder’s equity for the years then ended. These financial statements are the responsibility of Telesystem International Wireless (Latin America) Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telesystem International Wireless (Latin America) Inc., as at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Barbados	/s/Ernst & Young
February 28, 2003

(except for Note 5 as to which the date is March 26, 2003)

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

CONSOLIDATED BALANCE SHEETS

As at December 31,
(in thousands of U.S. dollars)

	2002	2001
	$	$

ASSETS
Current assets
Cash	66	81
Other assets	16	—

Total current assets	82	81
Investment held for sale [Notes 3 and 5]	70,000	185,468
Capital assets	50	52

	70,132	185,601

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	31
Accounts payable to TIW group	150	1,050

Total current liabilities	158	1,081

SHAREHOLDER’S EQUITY
Common shares, without par value, unlimited number authorized, 388,552,049 and 386,827,049 issued and outstanding as at December 31, 2002 and 2001, respectively	388,552	386,827
Deficit	(318,578)	(90,324)
Accumulated other comprehensive loss:
Cumulative translation adjustment	—	(111,983)

Total shareholder’s equity	69,974	184,520

	70,132	185,601

Subsequent Events [Note 5]

See accompanying notes

On February 28, 2003, the Board of Directors authorized these financial statements for issue.

(Signed)

Courtney Springer
Director

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Years ended December 31,
(in thousands of U.S. dollars)

	2002	2001
	$	$

Costs
General and administrative expenses	803	1,079

Operating loss	(803)	(1,079)

Loss on investment held for sale, including impairment and share of loss	(227,451)	(5,275)

Net loss	(228,254)	(6,354)
Translation adjustment	111,983	(33,881)

Comprehensive loss	(116,271)	(40,235)

SEE ACCOMPANYING NOTES

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
(in thousands of U.S. dollars)

	2002	2001
	$	$

OPERATING ACTIVITIES
Net loss	(228,254)	(6,354)
Adjustments to reconcile net loss to cash used in operating activities:
Loss on investment held for sale	227,451	5,275
Other assets	(20)	94
Accounts payable and accrued liabilities	(17)	(27)

Cash used in operating activities	(840)	(1,012)

FINANCING ACTIVITIES
Issuance of shares	1,725	—
Accounts payable to TIW group	(900)	985

Cash provided by financing activities	825	985

Decrease in cash and cash equivalents	(15)	(27)
Cash and cash equivalents, beginning of year	81	108

Cash and cash equivalents, end of year	66	81

SEE ACCOMPANYING NOTES

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

				Accumulated
				Other	Total
	Common	Common		Comprehensive	Shareholder's
For the years ended December 31	Shares	Shares	Deficit	Loss	Equity
(in thousands of U.S. dollars)	#	$	$	$	$

Balance as at December 31, 2000	386,827,049	386,827	(83,970)	(78,102)	224,755

Net loss	—	—	(6,354)	—	(6,354)
Translation adjustment	—	—	—	(33,881)	(33,881)

Balance as at December 31, 2001	386,827,049	386,827	(90,324)	(111,983)	184,520

Issuance of shares for cash	1,725,000	1,725	—	—	1,725
Net loss	—	—	(228,254)	—	(228,254)
Translation adjustment	—	—	—	111,983	111,983

Balance as at December 31, 2002	388,552,049	388,552	(318,578)	—	69,974

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
DESCRIPTION OF BUSINESS

The Company’s 48.9% equity investment in Telpart Celular Participações S.A. (“Telpart”) was made to acquire interests in cellular operations in Brazil. On July 29, 1998, Telpart acquired a 51.9% voting interest and a 19.3% equity interest in each of Telemig Celular Participações S.A., (“Telemig”) and Tele Norte Participações S.A., (“Tele Norte”). Telemig and Tele Norte operate, through their subsidiaries, A-Band cellular telecommunications networks in the States of Minas Gerais and in five northern states of Brazil.

The Company is incorporated under the Laws of Barbados and licensed under the International Business Companies Act. It is a wholly-owned subsidiary of Telesystem International Wireless Corporation N.V. (“TIWC”), a company incorporated in the Netherlands. The Company’s ultimate parent is Telesystem International Wireless Inc. (“TIW”), a company incorporated in Canada. The Company acts as a holding Company that indirectly holds TIW’s participation in A-Band cellular operations in Brazil.

The Company’s investment in Telpart is owned through TIW do Brasil Ltda, the shares of which have been pledged to lenders of TIW. On March 5, 2002 the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest which has been completed on March 26, 2003 for a total cash consideration of $70 million (See Note 5).

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States [“U.S. GAAP”]. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

INVESTMENTS

The Company consolidates TIW do Brasil Ltda., a wholly-owned holding Company.

The Company accounts for its investment held for sale in Telpart, in which TIW do Brazil has a 48.9% interest, at the lower of equity value and net realizable value.

USE OF ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INCOME TAXES

The Company follows the liability method in accounting for income taxes. Future tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not that future tax assets will not be realized.

The Company is licensed under the International Business Companies Act. The Company is not subject to tax liability for gains, which could result from the sale of certain assets, including its investment in Telpart. As a result, no deferred tax asset was recorded.

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

FOREIGN CURRENCY TRANSLATION

The U.S. dollar is the Company’s functional currency. Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of loss.

Results of operations from subsidiaries and joint ventures, which report in currencies other than U.S. dollars, are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholder’s equity.

NOTE 3
INVESTMENT HELD FOR SALE

Continuity of investment in Telpart

	2002	2001
	$	$

Investment at equity, beginning of year	185,468	224,624
Funds invested and related costs	—	-
Loss on investment including impairment and share of loss	(227,451)	(5,275)
Translation adjustment	111,983	(33,881)

Investment at lower of equity and net realizable value; end of year	70,000	185,468

NOTE 4
FINANCIAL INSTRUMENTS

FAIR VALUE

The carrying amounts of cash and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these instruments.

NOTE 5
SUBSEQUENT EVENTS

On January 20, 2003, the Company transferred its shares of TIW Do Brazil to TPSA Investment Corporation, a newly formed wholly-owned subsidiary incorporated in Barbados on August 23, 2002.

On March 26, 2003, Highlake International Business Company Ltd., an affiliate of Opportunity Fund, indirectly acquired the Company’s 48.9% interest in Telpart through the 100% acquisition of TPSA Investment Corporation. Outstanding litigation between the Company and the Opportunity group of companies has also been settled as part of this transaction. The total cash consideration received by the Company is $70 million of which $5 million was paid by Telemig and Tele Norte for release of claims for technical services. The proceeds were returned to TIW through a capital reduction and were applied against TIW’s senior indebtedness for which the shares of the Company were collateral for the senior guaranteed notes. The expenses incurred in connection with the sale were not reflected in the Company’s financial statements as they were paid by TIW and would not be recharged to the Company.

NOTE 6
COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2002.

Financial Statements of ClearWave N.V.

The audited Consolidated Financial Statements of ClearWave N.V., including the notes thereto, as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors’ report thereon, contained in the ClearWave’s 2002 Annual Report to Shareholders filed with the United States Securities and Exchange Commission on Form 6-K and attached hereto as Exhibit 11.1, are incorporated herein by reference and are an integral part of this Form 20-F.

ITEM 19 – EXHIBITS

EXHIBITS

     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Articles of Incorporation of Telesystem International Wireless Corporation N.V. (Incorporated by reference to Exhibit 3.3 to Form F-4, filed on March 4, 2002).

2.1	Indenture dated September 18, 2001, among Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V. and The Bank of Nova Scotia Trust Company of New York providing for the issuance of 14% Senior Guaranteed Notes due December 30, 2003. (Incorporated by reference to Exhibit 4.1 to Form F-4, filed on March 4, 2002).

4.1	Mutual Release dated March 26, 2003 by and among Telesystem International Wireless Inc. and certain of its subsidiaries, Opportunity Fund, CVC/Opportunity Equity Partners L.P. and Highlake International Business Company. (Incorporated by reference to Exhibit 4.1 to Form 20-F of Telesystem International Wireless Inc. filed May 20, 2003).

4.2	Loan Agreements between ClearWave N.V. and TIW, and ClearWave N.V. and TIWC. (Incorporated by reference to Exhibit 4.2 to Form 20-F of ClearWave N.V. filed May 17, 2002).

4.3	Exit Deed dated March 19, 2003 among an affiliate of Emerging Market Partnership, ClearWave N.V., Telesystem International Wireless Corporation N.V. and Telesystem International Wireless Inc. (Incorporated by reference to Exhibit 4.2 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.4	English translation summary of License awarded to Český Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002. (Incorporated by reference to Exhibit 4.3 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.5	English translation summary of License awarded to Český Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002. (Incorporated by reference to Exhibit 4.4 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.6	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.7	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.8	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.9	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002. (Incorporated by reference to Exhibit 4.8 to Form 20-F of ClearWave N.V. filed May 20, 2003).

8	Subsidiaries of the Registrant.

11.1	ClearWave N.V.’s 2002 Annual Report to Shareholders. (Incorporated by reference to ClearWave N.V.’s Form 6-K, filed May 20, 2003).

11.2	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

     Telesystem International Wireless Corporation N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

By: (signed) Name: Cornelis van Ravenhorst Title: Managing Director

Dated: June 27, 2003

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

CERTIFICATION

     I, Cornelis van Ravenhorst, Managing Director of Telesystem International Wireless Corporation N.V., certify that:

     1.     I have reviewed this annual report on Form 20-F of Telesystem International Wireless Corporation N.V.;

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

June 27, 2003

(signed)

Cornelis van Ravenhorst
Managing Director
(Principal Executive Officer and Principal Financial Officer)
Telesystem International Wireless Corporation N.V.

* * *