Form 20-F
period 2003-12-31
TELESYSTEM INTERNATIONAL WIRELESS INC
filed 2004-05-20
CIK 1045632

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________

FORM 20-F

(Mark One)

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003 OR
[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 0-29738

TELESYSTEM INTERNATIONAL WIRELESS INC./
TÉLÉSYSTÈME MOBILES INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

1250 René-Lévesque Blvd. West, 38th Floor, Montreal, Québec, Canada, H3B 4W8
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

Series B 13 ¼% Senior Discount Notes due 2007
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

98,035,187 Common Shares without par value
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

[ ] Item 17         [X] Item 18

EXPLANATORY NOTES

    References herein to the "Company", the "Corporation", "we", "us", "our" or "TIW" are references to Telesystem International Wireless Inc., a Canadian corporation, and, where the context requires, its subsidiaries and operating companies. Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word "dollar" and the symbols "$" or "U.S.$" refer to the U.S. dollar, the symbol "Cdn$" refers to the Canadian dollar, references to "Euro" or "€" refer to the lawful single currency of the European Monetary Union, references to "Leu" and the plural "Lei" refer to the lawful currency of Romania and references to "Koruna" or "Kc" refer to the lawful currency of the Czech Republic. Unless otherwise indicated, references to CEE are references to the region of Central and Eastern Europe including the following countries: Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia. Unless otherwise indicated, references to EU are references to the group of countries that were members of the European Union on December 31, 2003.

    For reporting purposes, we prepare our financial statements in U.S. dollars and in conformity with Canadian generally accepted accounting principles, or Canadian GAAP, which may differ from United States generally accepted accounting principles, or U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of Canadian GAAP to U.S. GAAP, see note 17 to our Consolidated Financial Statements.

    Market data and certain industry forecasts used throughout this document and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of the information.

    Unless otherwise indicated, all operating data presented herein is as of December 31, 2003.

EXCHANGE RATE INFORMATION

    The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the years noted and the average of the exchange rates on the last day of each month during such years. The exchange rates expressed in Canadian dollars and Euro are based on the noon buying rate as reported by the Federal Reserve Bank of New York; the exchange rates expressed in Leu are based on the daily fixing rate as reported by the National Bank of Romania; and the exchange rates expressed in Czech Koruna are based on the daily fixing rate as reported by the Czech National Bank. As of May 10, 2004, such exchange rates were Cdn$ 1.3934 = $1.00; € 0.8450 = $1.00; Lei 34,182 = $1.00; Koruna 27.195 = $1.00.

	Q1 - 2004			2003		2002		2001	2000		1999
	End	Average	End	Average	End	Average	End	Average	End	Average	End	Average

Canadian Dollar...	1.3100	1.3257	1.2923	1.4013	1.5800	1.5704	1.5925	1.5487	1.4995	1.4855	1.4440	1.4858
Euro	0.8135	0.8068	0.7938	0.8838	0.9537	1.0578	1.1235	1.1171	1.0652	1.0832	0.9930	0.9387
Leu	33,440	32,817	32,595	33,200	33,500	33,055	31,597	29,061	25,926	21,693	18,255	15,333
Koruna	26.859	26.623	25.654	28.227	30.141	32.736	36.259	38.038	37.813	38.590	35.979	34.600

FORWARD-LOOKING STATEMENTS

    This document and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as "believe", "intend", "may", "will", "should", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed herein. Consequently, all of the forward-looking statements made in this document and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth certain consolidated financial information derived from TIW's Consolidated Financial Statements for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with the Operating and Financial Review and Prospects and TIW's Consolidated Financial Statements, and the notes thereto incorporated by reference in this Form 20-F. TIW's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of TIW's consolidated financial statements to U.S. GAAP, see note 17 to TIW's Consolidated Financial Statements.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of US$, except per share data)
Statement of Income (Loss) Data:
Revenues	967,085	694,454	526,225	354,052	251,825
Operating income (loss)	169,878	87,586	(441)	(85,022)	(38,517)
Income (loss) from continuing
operations	20,696	61,959	162,389	(19,672)	(74,641)
Net income (loss)(1)	11,885	(127,174)	(253,714)	(355,356)	(154,802)
Basic earnings (loss) per share from
continuing operations	0.21	0.66	38.59	(14.13)	(27.17)
Diluted earnings (loss) per share from
continuing operations	0.20	0.66	20.21	(14.13)	(27.17)
Basic earnings (loss) per share	0.12	(1.42)	(81.39)	(121.89)	(54.50)
Diluted earnings (loss) per share	0.11	(1.42)	(31.31)	(121.89)	(54.50)
Income (loss) from continuing operations
(U.S. GAAP)	61,687	344,743	54,183	(41,770)	(84,376)
Net income (loss) (U.S. GAAP)(1)	52,876	113,627	(319,937)	(377,454)	(164,537)
Basic earnings (loss) per share from
continuing operations (U.S. GAAP)	0.61	3.80	15.60	(13.42)	(28.77)
Diluted earnings (loss) per share from
continuing operations (U.S. GAAP)	0.60	3.80	10.45	(13.42)	(28.77)
Basic earnings (loss) per share (U.S.
GAAP)	0.52	1.26	(92.30)	(121.29)	(56.10)
Diluted earnings (loss) per share (U.S.
GAAP)	0.51	1.26	(35.96)	(121.29)	(56.10)

	As at December 31,
	2003	2002	2001	2000	1999
	(in thousands of US$ except share data)
Balance Sheet Data:
Total Assets	1,667,531	1,441,628	1,906,666	3,294,165	2,486,892
Share Capital and additional Paid-In
Capital	1,327,574	1,301,470	696,954	684,639	528,151
Shareholders' Equity	91,773	51,537	169,057	76,389	47,431
Total Assets (U.S. GAAP)	1,663,379	1,435,621	1,431,488	2,665,620	1,861,191
Share Capital and additional Paid-In
Capital (U.S. GAAP)	1,162,271	1,136,167	775,609	763,294	606,806
Shareholders' Equity/(Deficiency)
U.S. GAAP	85,155	1,771	(570,986)	(314,210)	(41,826)
Common Shares Issued and
Outstanding (2)	105,035,187	100,434,370	3,265,432	3,156,116	2,933,697

  Includes net loss from discontinued operations for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 of $8.8 million, $189.1 million, $416.1 million, $335.7 million and $80.2 million, respectively under Canadian GAAP, and $8.8 million, $231.1 million, $374.1 million, $335.7 million and $80.2 million, respectively, under U.S. GAAP.

  Adjusted to reflect the February 5, 2002 conversion of all multiple voting shares issued and outstanding into common shares on a one for one basis, the May 17, 2002 redesignation of all subordinate voting shares as common shares, the March 25, 2004, conversion of all issued and outstanding preferred shares into common shares on a five preferred for one common share basis and the June 23, 2003 and June 22, 2001 consolidations of the company's common shares, each on the basis of one post-consolidated for five pre-consolidated shares.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

We have substantial consolidated indebtedness, and we will require a significant amount of cash to service our indebtedness.

    As of March 31, 2004, our total consolidated indebtedness was $1.1 billion, of which $1.5 million was debt of TIW, $220.2 million of MobiFon Holdings, $292.5 million of MobiFon and $565.3 million of Český Mobil. MobiFon's and Český Mobil's total debt position in accordance with U.S. GAAP, including long term unrealized losses associated with derivative financial instrument positions was $296.4 million and $594.4 million, respectively.

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

  our ability to obtain additional debt financing may be limited;

  our ability to pay interest on our debt and finance our activities may be limited by cash sweep provisions requiring us to repay the principal outstanding on our indebtedness from cash raised from financing activities, asset sales and certain distributions from our affiliates; and

  our flexibility in reacting to changes in our business and market conditions may be reduced.

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

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

    We may be able to incur substantial additional indebtedness in the future. At the corporate level, we are not contractually limited or prohibited from incurring indebtedness. Under the terms of their current debt instruments, our subsidiaries and operating companies are not fully prohibited from incurring additional indebtedness. As of March 31, 2004, our operating companies were entitled to draw additional borrowings of $25.6 million under their working capital facilities. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to obtain the additional financing necessary to fund the operation of our business, which could require that we delay or modify our business plans.

    The business of our operations is capital-intensive. Our operating companies expect to have significant future capital requirements, particularly in relation to the expansion of their wireless operations, the acquisition of licences and the servicing of their debt. Our operating companies intend to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities, funding from shareholders' contributions and through other externally generated funds such as disposition of assets, the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, financial market conditions, our and such operating companies' financial and operating performance and prospects and market perceptions thereof. There can be no assurance that our operating companies will be able to obtain the financing required to meet debt service requirements, make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could result in the loss or revocation of licenses held by the operating companies or require that certain planned projects be delayed or abandoned.

The terms of our indebtedness require us to meet various covenants and limit our ability to engage in various transactions, which may adversely affect us.

    Certain of our subsidiaries and operating companies are required to maintain financial ratios and satisfy financial condition tests pursuant to the terms of their indebtedness. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. In addition, such indebtedness contains a number of provisions that limit their ability to:

  incur additional indebtedness;

  pay dividends or distributions on or repurchase their capital stock;

  repay intercompany debt;

  issue preferred stock of subsidiaries;

  make certain investments;

  create liens to secure debt;

  enter into transactions with affiliates;

  merge or consolidate with another company; and

  transfer and sell assets.

    We may not be able to comply with these covenants in the future, and we may not be able to obtain waivers if we breach a covenant in the future. A breach under any of the covenants in our debt instruments may result in a default or a cross-default under other debt instruments, which may cause our debts to become immediately due at a time when we are unable to pay them.

    In addition, our operating companies have uncommitted working capital facilities that the lenders may terminate at any time, and the lenders may refuse any request to draw on these facilities. If these facilities are terminated by the lenders or repayment of outstanding balances is demanded, we may need to obtain additional short-term financing to meet our cash flow needs. Insufficient working capital could result in our being unable to finance the day-to-day operations of our business, which could reduce our revenues and adversely affect the quality of our services.

We have a history of operating losses and may lose money in the future.

    We have sustained significant losses since inception. As of March 31, 2004, we had an accumulated deficit of $1.2 billion. Although we generated income from continuing operations before non-controlling interest and income taxes of $102.7 million and $67.3 million in 2003 and 2002, respectively, these results include non-recurring gains on investments and financing activities of $19.4 million and $81.6 million, respectively. Our net income was $11.9 million versus net losses of $127.2 million and $253.7 million for the years ended December 31, 2003, 2002 and 2001. While we have achieved operating profitability in 2002 and 2003 with respect to our continuing operations, there can be no assurance that we will be able to sustain or improve operating profitability in the future. Failure to sustain or improve operating profitability would adversely affect our ability to service our indebtedness.

    With the exception of the last three quarters of 2003 and the first quarter of 2004, our subsidiary Český Mobil has generated substantial operating losses since inception and may continue to generate operating losses in the future. In addition, while Český

Mobil currently generates positive cash flow from operations, it has generated negative cash flow from operations in the past and continues to generate net losses. There can be no assurance that our operations can improve their profitability or that they will generate net earnings and enough positive cash flow in the future. The growth of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted.

Our holding company structure may make it difficult to access cash flow from our operating companies.

    We are a holding company with no material sources of income or assets of our own other than the equity interests that we own in our subsidiaries and operating companies. We conduct substantially all of our operations through our indirectly held operating companies, MobiFon and Český Mobil. Our cash flow depends upon the ability of our subsidiaries to pay dividends or otherwise make distributions to us. Our subsidiaries and operating companies are separate and distinct legal entities and, except for intercompany loans owed to us, will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us. Any right we may have to receive assets of our subsidiaries or operating companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of such subsidiaries' and operating companies' respective creditors, including, without limitation, tax authorities, trade creditors and lenders.

    We may be unable to access the cash flow, if any, of our operating companies because:

  we may not have the necessary control, by ourselves, to cause such entities to pay dividends to their equity holders;

  certain of such entities are currently or may become parties to credit or other borrowing agreements that restrict or prohibit the payment of dividends and distributions, and such entities are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future; and

  it can be expected that Český Mobil will generally reinvest all of its free cash flow after debt servicing in its business for the foreseeable future and that MobiFon may reinvest part of its free cash flow after debt servicing in its business for the foreseeable future.

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

  the size of our subscriber base;

  changes in pricing by us or our competitors;

  increased competition;

  the nature and effectiveness of investments made by us;

  growth or cancellations of service contracts;

  developments relating to our existing licenses and frequency allocations or the issuance of new licenses or frequency allocations; and

  general economic conditions.

Our revenues are unpredictable, and our revenue sources are short-term in nature.

    Future revenues from our prepaid and postpaid subscribers, our two primary sources of revenue, are unpredictable. We do not require our prepaid subscribers and many of our postpaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. Although we require many of our postpaid subscribers to enter into service contracts, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could have an adverse effect on our results of operations or financial condition.

Any development or growth on our part could increase our indebtedness and our expenses.

    We have grown rapidly since our inception in 1992. As part of our development strategy, we consider development and acquisition opportunities in the wireless telecommunications industry on an ongoing basis and at any time may be engaged in various stages of discussions regarding such opportunities or the increase of our equity participation in our existing operations. Such growth strategy presents the risks inherent in identifying and assessing the value, strengths and weaknesses of development and acquisition opportunities, in evaluating the costs and uncertain returns of building and expanding our networks and to integrating and managing the operations of additional networks. Our growth strategy will place significant demands on our operational, financial and marketing resources and will result in our subsidiaries, operating companies, and us incurring substantial additional indebtedness. In addition to the risks associated with increased leverage, there can be no assurance that:

  we will be able to correctly identify appropriate investment opportunities, successfully complete any acquisitions or deploy or improve our networks following the acquisition of new licenses, such as any UMTS (or universal mobile telecommunications system) licenses, or successfully manage any businesses we may acquire; or

  we will not incur significant unanticipated expenses.

We may not be able to sell or transfer our ownership interests in our operating companies on commercially acceptable terms.

    Our ability to sell or transfer our ownership interests in our operating companies is generally subject to:

  contractual rights in favor of our co-shareholders including, in certain cases, co-sale rights, tag-along rights, or rights of first refusal (see "- Arrangements among shareholders of MobiFon and TIW Czech could make it harder for us to engage in transactions that could benefit our shareholders");

  provisions in local operating licenses and local governmental regulations that, in certain cases, may restrict or prohibit the transfer of our ownership interests in such operating companies; and

  change of control provisions in our operating companies' senior credit facilities may restrict or prohibit the transfer of our ownership interests in such operating companies.

    Moreover, we have been required, along with our partners, to pledge our equity interests in MobiFon and Český Mobil to secure credit facilities obtained by those operating companies, and we may be prohibited from or restricted in transferring or otherwise disposing of such equity interests so long as they are pledged as collateral for those credit facilities. In addition, our operating companies currently have no publicly traded securities, and there can be no assurance that there will in the future be either a public or private market for the securities of our operating companies. As a result, our ability to liquidate any or all of our investments may be substantially limited.

    Even if any sales are completed, the prices realized on those sales could be less than our investment, and there may be substantial local taxes, currency exchange controls or other restrictions on repatriation of monies imposed on us in the case of any such sales.

Arrangements among shareholders of MobiFon and TIW Czech could make it harder for us to engage in transactions that could benefit our shareholders.

    Under MobiFon's contract of association, which forms part of its constitutive documents, rights of first refusal on transfers of shares in MobiFon apply to direct sales of MobiFon shares. These rights of first refusal also apply to indirect sales of shares of MobiFon, such as a sale of shares of MobiFon Holdings and of ClearWave, in the event that the shares of MobiFon held by these companies represent more than 25% of the fair market value of these companies' assets. These indirect rights of first refusal entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held by us upon a sale of equity shares of certain of our subsidiaries at comparable value. ClearWave obtained from Vodafone Europe B.V., or Vodafone, a holder of more than 20%

of the outstanding shares of MobiFon, a conditional waiver of its right of first refusal in the case of certain transactions affecting the equity shares of ClearWave. In consideration of the waiver, we agreed with Vodafone that, among other things, Vodafone will have the right, in the event of a change of voting control of ClearWave, to purchase from us that number of shares in MobiFon necessary to increase Vodafone's equity interest in MobiFon to 50.1%.

    Therefore, the sale of equity shares of MobiFon Holdings or ClearWave by us may require us, under MobiFon's contract of association as well as Vodafone's waiver agreement, to sell our shares in MobiFon to minority shareholders in MobiFon.

    We and our co-shareholders in TIW Czech have entered into certain shareholders arrangements pursuant to which shareholders were granted rights of first refusal and tag-along rights on sales of shares in TIW Czech and, in certain circumstances, tag-along rights to sell their shares in TIW Czech following a sale of our shares in ClearWave. We also have entered into similar arrangements with certain shareholders in MobiFon under which these shareholders were granted tag-along rights to sell their shares in MobiFon following a sale of our shares in ClearWave.

Theses rights of first refusal and tag-along rights may impede our ability to dispose of our interests in MobiFon, TIW Czech or ClearWave on commercially acceptable terms.

We may be required to dispose of our shares of TIW Czech if an offer is made upon terms more favorable than those pursuant to which we are prepared to acquire the shares of our co-shareholders.

    Under the terms of the unanimous shareholder's agreement for TIW Czech, the shareholders of TIW Czech contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave to take place prior to December 3, 2004 as a liquidity event. We currently expect that it is unlikely any such offering will be achieved by that date. In the event the shareholders of TIW Czech have not otherwise achieved liquidity through the exercise of their tag-along rights or the exercise by us of our drag-along rights, the TIW Czech shareholders shall proceed after December 3, 2004 to an orderly sale process of TIW Czech, unless shareholders of TIW Czech holding 80% of the equity decide otherwise. In that event, TIW Czech must use its best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. In the event we do not exercise such preemptive right and a third party presents an offer which is accepted by the other shareholders, we will be required to dispose of our TIW Czech shares under the terms of such offer by the third party.

We may issue additional Common Shares as part of our corporate simplification strategy which could dilute our share capital.

    Pursuant to an amended and restated exit agreement dated May 3, 2001, in the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, may, subject to certain conditions, require TIWC or, at TIWC's option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation. This price shall be payable, at our option, in cash or in our marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria. The exit agreement states that the sole obligation of the minority investors in the event that they exercise this right shall be to transfer good title to their MobiFon shares free from any pledge, lien or other encumbrance. Amounts due under MobiFon's senior credit facility are secured by security interests in, among other things, MobiFon's share capital held by all MobiFon's shareholders. See "Description of Existing Indebtedness".

    In addition, we may elect to issue additional Common Shares, or securities convertible into our Common Shares, from time to time in order to effectuate our strategy of simplifying our corporate structure through elimination of minority interests in our subsidiaries and operating companies. See "The Company - Strategy". Any such issuances may be material in relation to the number of our currently outstanding Common Shares. Although we would attempt to structure such issuances to minimize dilution to the then-existing shareholders, we cannot assure that this would be the result in each case.

We account for the rights of the minority shareholders in our operating subsidiaries and their lenders when we make management decisions.

    Although we may have voting control over our operating subsidiaries, we may have to take into account the rights of their minority shareholders when making management decisions. For instance, although we have voting control over MobiFon and appoint all senior officers other than the chief technology officer, we do not have the ability to elect a majority of the members of MobiFon's board of directors. The rights of MobiFon's shareholders to appoint representatives to MobiFon's board of directors are provided in MobiFon's statutes, which form part of its constitutive documents. In the case of certain significant business and financial decisions, such as a change in dividend policy, which currently is to maximize dividends, approval is required by shareholders holding at least 75% of the voting shares of MobiFon. Certain other decisions that concern matters set forth in MobiFon's contract of association require unanimous approval. In addition, we have an agreement with Vodafone that provides that major business, financial and technical decisions concerning MobiFon, including making distributions to shareholders, require consensus between us and Vodafone, with both parties using their best efforts to achieve consensus. Accordingly, we may need to take into account the views of, or compromise with, MobiFon's minority shareholders in reaching decisions on fundamental business and strategic matters with respect to MobiFon. If we need to enlist co-investors in the future to help fund acquisition opportunities, we may need to enter into agreements that grant these co-investors rights to participate in the management of MobiFon.

    In addition, the lenders under MobiFon's and Český Mobil's senior credit facilities have a number of approval and veto rights over how we operate these businesses. These rights can be used effectively to limit our discretion in managing our operations, for example by requiring us to focus on generating sufficient cash flow to pay principal and interest on our debt and restricting us from making further investments in our business.

The international nature of our operations may make the outcome of litigation, bankruptcy proceedings or enforcement of your rights difficult to predict.

    We are incorporated under the laws of Canada and our subsidiaries are incorporated under the laws of various jurisdictions, including Romania, the Czech Republic and The Netherlands, and conduct operations in different countries. Consequently, there can be no assurance that the laws and regulations of Canada, Romania, the Czech Republic and The Netherlands or one or more countries in which our subsidiaries are organized or operate could apply to litigation or bankruptcy proceedings, which could make the outcome of litigation, bankruptcy proceedings or enforcement of your rights difficult to predict.

Litigation regarding the ownership of our disposed Brazilian operations has been settled but could recommence.

    On March 26, 2003, we indirectly disposed of our entire interest in Telpart Participaçoes S.A., or Telpart, and settled or terminated all litigation which related to such interest. In July 2000 we and certain co-investors in our Brazilian operations had initiated legal proceedings against certain affiliates of Banco Opportunity which were co-investors in or managed certain funds invested in Telpart. The proceedings sought to enjoin the affiliates of Banco Opportunity in respect of the control over Telpart. Considerable litigation in various jurisdictions among the partners followed the institution of these proceedings. Although all such litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. In addition, we may be subject to investigations or proceedings in relation to our past equity participation in Telpart. We have received in January 2004 a letter from counsel to certain indirect investors in Telpart requesting discussions with a view to an amicable settlement of a purported violation of a memorandum of understanding that two of our subsidiaries had with these investors. The investors claim that the violation resulted from our disposition of the subsidiary that indirectly owned our Brazilian interests. We have agreed to meet with the investors to discuss the matter.

We operate in developing countries, which may increase our operating costs and restrict our ability to transfer funds from our operating companies to ourselves and expose us to other risks.

    We currently operate in developing countries where governments have exercised and continue to exercise influence over many aspects of the private sector, and we may continue to invest in developing countries. In some cases, the government controls companies that are or may in the future become our competitors or companies, such as national telephone companies, upon which our operations may depend for required interconnections to landline telephone networks and other services. We are exposed to greater risks of war, embargoes, expropriation, nationalization with or without compensation, confiscatory taxation, renegotiation or nullification of existing concessions and contracts, corruption, fluctuating currency values, hard currency shortages and currency controls than companies with operations concentrated in North America or countries of Western Europe. For instance, MobiFon, our operating subsidiary from which we derive a substantial part of our revenues and operating income, operates in Romania, a country that is in the process of transitioning from a centrally planned economy to a free-market economy and, as a result, is subject to significant macroeconomic risks. The government of Romania is in the process of privatizing selected formerly state-owned companies, which may lead to significant corporate restructuring, labor dislocation or social unrest.

    Due to continued implementation of reforms and changes in government infrastructure, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policy, or the interpretation thereof affecting our business activities, including the imposition of price controls and new taxes, may increase our costs or restrict our ability to operate our business. Political, economic, social or other developments in the countries where we operate may cause us to change the way we conduct our business or force us to discontinue our operations altogether.

    In addition, local corporate or tax laws, foreign exchange controls or other restrictions may effectively prevent or restrict the payment of dividends, the repatriation of such dividends or other transfers of funds to us or the exchange of local currency for dollars. Foreign exchange controls also could restrict the ability of our operating companies to pay debt. The operating companies may also experience increased credit and collection difficulties in certain developing countries where credit verification systems are not yet adequately developed.

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

    The value of our investment in Český Mobil is partially a function of the currency exchange rate between the U.S. dollar and the Czech Koruna, its functional currency. The devaluation of the functional currency applicable to an operating company will result in a reduction in the carrying value of our investment in such operating company. Such reduction is accounted for as a reduction of shareholders' equity until the sale of the investee, at which time the cumulative gain or loss is recorded as part of the gain or loss on sale. In addition, Český Mobil reports its results of operations in the local currency, and accordingly, our results of operations will be affected by changes in currency exchange rates between the Koruna and the U.S. dollar.

    We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in management's objectives and strategies with respect to managing such exposures.

    Prior to June 30, 2003, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as MobiFon's measurement currency. Subsequent to June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. Each fiscal quarter, we make an assessment as to whether Romania is still defined as a highly inflationary economy, in order to determine whether a further assessment is needed as to which currency should be MobiFon's functional currency for subsequent fiscal quarters. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be MobiFon's functional currency. MobiFon's borrowings are in U.S. dollars and tariffs are set in U.S. dollars. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the progression of Romania towards the Euro, MobiFon's functional currency may change and exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the U.S. dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, all of which could have a material adverse effect on us.

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

    Our operations are subject to governmental regulation, which may change from time to time. To date, certain operating companies have been subject to service requirements, restrictions on interconnection of wireless systems to government-owned or private telephone networks, subscriber rate-setting and requirements that the operating companies or development projects complete construction and meet network coverage tests or commence commercial operation of the networks by specified deadlines and other requirements. In addition, licenses may contain restrictions on foreign ownership or share transfers. These restrictions or conditions may be difficult to comply with, particularly given demographic, geographic or other issues in a particular market. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of a license. Furthermore, changes in the regulatory framework may limit the ability to add subscribers to developing systems.

    The ability of our operations to retain and exploit their existing telecommunications licenses and to renew them on favorable terms when they expire is essential to our operations. The governmental agencies responsible for the administration of licenses may, however, unilaterally limit, revoke or otherwise adversely modify the terms of these licenses in the future, and we, along with our operating companies, may have limited or no legal recourse if these events occur. In certain cases, the governmental issuer has explicitly reserved the right to modify certain license terms, to terminate the license in the public interest and to take over the operating company's network and services in the interest of national security. There can be no assurance that our operations will be able to retain or renew their licenses or satisfy the conditions of such licenses or that the restrictions imposed upon such licenses will permit the commercial exploitation of such licenses, any of which could have a material adverse effect on us.

    We believe that the opportunity to acquire substantial new wireless telecommunications licenses in our target markets will exist only for a limited time. Although our operating companies have obtained certain operating licenses through private negotiations or without having to participate in competitive financial bidding processes, governments of developed and developing countries are increasingly requiring financial bidding for licenses. This requirement has increased the cost of these licenses, and may restrict our ability to obtain additional licenses. Furthermore, relevant governmental authorities may grant additional licenses with respect to the same or different technologies and covering the same geographical areas as the operating companies' licenses and may preclude us from competing for such additional licenses. The availability of only limited frequency ranges may provide some protection against the issuance of competing licenses.

    Our operations also are subject to laws and regulations governing environmental protection, including requirements for the management, use and disposal of hazardous substances. Such laws and regulations can impose substantial fines and criminal sanctions for violations, and may require us to remediate contaminated soil and groundwater affecting property we operate.

We are subject to anti-monopoly regulation, which could restrict our business.

    Our operating companies in Romania and the Czech Republic are subject to oversight by competition regulatory authorities, which regulate companies deemed to be a dominant force in, or a monopolist of, a market. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. Because competition laws in Romania and the Czech Republic do not clearly define "market" in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in the licensed regions could trigger close scrutiny by competition regulatory authorities of the pricing and other terms of our services. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business.

Competition in our markets could increase our churn rates and decrease our average revenue per user, which would adversely affect our operating income.

    An increase in our churn rates may raise our operating costs, as we seek to add a greater number of new customers to maintain our subscriber growth. Our aggressive pricing strategy in the Czech Republic, and the future response to that strategy by our competitors, as well as any future aggressive pricing strategies of our competitors in Romania, could lead to increased, or more volatile, churn rates as well as lower average revenue per user. The growth of consumer awareness, additional service offerings from competitors and an increased focus on the retail consumer market segment may increase churn rates and reduce average revenue per

- 1 4-

user.

Because we are unable to thoroughly screen the creditworthiness of potential customers, we may incur fraud and bad debt expenses and recognize less revenue.

    The fraud and bad debt we experience in a given period will directly reduce our net income and cash flow. Our ability to screen applicants for creditworthiness may be limited in certain of our target markets where the use of credit reporting agencies is less common. Our screening processes and gradual restrictions on access to our services in the event of non-payment may not be effective in limiting our fraud and bad debt exposure. Consequently, we may have a significant number of customers that are unable to pay their bills on time, if at all.

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

We compete with companies that have greater resources than we have.

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

Rapid technological changes or the adoption of incompatible standards could render our services obsolete or noncompetitive.

    We may face competition from new technologies and services introduced in the future. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction of new standards for mobile communications, such as enhanced data GSM environment, commonly known as EDGE, and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies we use less profitable or even obsolete. There can be no assurance that new products and services that are more commercially effective than our products and services will not be developed. Furthermore, there can be no assurance that we will be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with its existing technology. The government in Romania has announced its intention to award four third-generation mobile telecommunication licenses, of which at least one shall be the UMTS standard. If MobiFon acquires such a license, it may not be successful in modifying its network infrastructure in a timely and cost-effective manner to facilitate the integration of this new technology, which could adversely affect the quality of its services, the results of its operations and its business and prospects.

    Our competitors in the Czech Republic acquired UMTS licenses in December 2001. If Český Mobil decides not to pursue the acquisition of the third UMTS license offered by the Czech government, the deployment of UMTS networks by its competitors could make the products and services of Český Mobil less attractive. As a result, Český Mobil's revenues and our results of operations, business and prospects could be adversely affected.

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

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our license.

    Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to technological disruptions. The services we provide may be subject to disruptions resulting from numerous factors, including:

  human error;

  physical or electronic security breaches;

  power loss;

  hardware and software defects;

  capacity limitations;

  fire, earthquake, flood and other natural disasters;

  sabotage, acts of terrorism and vandalism;

  computer viruses or other unauthorized use of or alterations to our network and information technology infrastructure; and

  unauthorized use by third parties of our network and internet service provider facilities to conduct fraudulent or other illegal activities.

    Problems with our switches, base station controllers, network backbone or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our network. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. Any interruption of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business.

If we do not comply with the U.S. Foreign Corrupt Practices Act, we and our board of management may become subject to monetary or criminal penalties.

    We are subject to the U.S. Foreign Corrupt Practices Act and comparable legislation in other jurisdictions, which generally prohibits companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We have in the past and will continue in the future to take precautions to comply with such legislation, including maintenance of formal compliance policies. However, these precautions may not protect us against liability under such legislation, particularly as a result of actions that may be taken in the future by agents and other intermediaries through whom we may have exposure under such legislation even though we may have limited or no ability to control such persons.

Concerns about radio frequency emission may lead to increased regulation or discourage the use of cellular telephones, which could result in our having to change our business plan or reduce our subscriber revenues.

    There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. The Cellular Telecommunications Industry Association in the United States has researched these potential health risks and publicly announced its belief that no risk exists. Nonetheless, the actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause adverse consequences for us and for the entire wireless telecommunications industry.

ITEM 4 - INFORMATION ON THE COMPANY

    We provide wireless voice and data services in countries of Central and Eastern Europe. Our networks provide subscribers with voice and high-speed packet data services, including mobile access to the internet and internet based, time sensitive information such as e-mail, digital image transmission and two-way short messaging service, or SMS. As of December 31, 2003, we had operations in Romania and the Czech Republic, representing approximately five million subscribers. Based on our percentage ownership in these operations as of December 31, 2003, this represents approximately 2.0 million equity subscribers. At March 31, 2004, our operations had grown to approximately 5.3 million subscribers. Given the increase in our ownership of these operations subsequent to year end, as at March 31, 2004, this represents approximately 2.8 million equity subscribers. These figures exclude our operation in India which we sold in February 2004.

    We were incorporated under the Canada Business Corporations Act on September 9, 1996 under the name 3293505 Canada Inc. On March 12, 1997, we changed our name from 3293505 Canada Inc. to Telesystem International Wireless Inc. In May 1997, we completed our initial public offering.

    Our head office and principal place of business are located at 1250 René-Lévesque West, 38th floor, Montreal Québec, H3B 4W8, Canada. Our telephone number is (514) 673-8497. CT Corporation System, 111 Eighth Avenue, New York, NY 10011, (212) 894-8500, acts as our agent for service in the United States.

    The following table sets forth, by segment, the progression since 1999 in the number of subscribers and equity subscribers excluding discontinued operations. The table excludes subscribers of our India operation in which we held an interest as at December 31, 2003 and which we sold subsequent to year end.

		Years ended December 31

		March 31
		2004	2003	2002	2001	2000	1999
Romania
Subscribers		3,672,100	3,457,000	2,635,200	2,003,600	1,171,800	702,100
Equity Ownership		63.4%	50.1%	53.4%	28.9%	58.9%	54.7%
Equity Subscribers(1)		2,327,100	1,731,400	1,407,200(3)	580,000	690,200	384,000

Czech Republic
Subscribers	.	1,614,000	1,546,800	1,179,800	858,400	301,700
Equity Ownership		27.0%	20.2%	19.8%	10.1%	21.6%
Equity Subscribers(1)		436,100	312,600	233,600	86,700	65,200

Total
Subscribers		5,286,100	5,003,793	3,815,000	2,862,000	1,473,500	702,100
Equity Subscribers(1)		2,763,200	2,044,000	1,640,800	666,700	755,400	384,000
  Equity subscribers represent our ultimate proportionate ownership in subscribers figures of our operations, based on our equity ownership percentage in such operations as of December 31 of each year and as at March 31, 2004.

STRATEGY

    Our goal is to achieve profitable growth, maximize cash flow and thereby generate value for our shareholders. The key elements of our strategy to achieve this goal are the following:

    Leverage our position for organic growth within our markets. Our operations in Romania and the Czech Republic have the competitive strengths to continue to grow within these markets. We believe that our well-recognized brands, the quality of our networks, our experienced management teams and our strong financial performance will allow us to maintain and strengthen our subscriber base and therefore increase revenues, profitability and cash flow.

    Simplify our corporate structure. Over the past three years, we have substantially de-leveraged our balance sheet and simplified our corporate structure. We believe that there continue to be opportunities for us to generate value for our shareholders by further de-leveraging and refinancing our balance sheet and by further simplifying our corporate structure, notably by increasing our ownership percentage in our businesses in Romania and the Czech Republic, provided that we do so in a manner that is not dilutive to our shareholders' equity or disruptive to the market for our Common Shares.

    Capitalize on market opportunities in Central and Eastern Europe. We are one of the leading mobile operators in Central and Eastern Europe. We believe that as such, we are well positioned to benefit from the significant growth opportunities offered by wireless telecommunications markets in this region. Since 1996, the wireless telecommunications market of our potential target countries in Central and Eastern Europe grew at a compound annual growth rate, or CAGR, of 76%, while the current wireless penetration rate of 50% in Central and Eastern Europe is still relatively low compared to that of most Western European countries. Furthermore, Central and Eastern Europe remains a relatively fragmented environment for wireless telecommunications operators. Several of the leading mobile operators in Western Europe, such as Vodafone, T-Mobile and Orange, are also present in Central and Eastern Europe, but do not provide services that are integrated across the region. We believe that as one of the leading independent operators in the region, we have the flexibility, resources and experience to pursue acquisition opportunities in Central and Eastern Europe.

ORGANIZATIONAL STRUCTURE

    The following chart summarizes the equity interests we hold, directly and indirectly, in each of our operating companies as at December 31, 2003 and May 1, 2004 respectively. Changes in our holding structure that occurred between December 31, 2003 and May 1, 2004 are described under the section entitled "Significant Changes" in item 8 of this Form 20-F. Percentages in brackets represent the voting interests we hold where they differ from the equity interests we hold. This chart is a simplification of our corporate structure and omits certain intermediate holding companies as well as the interest we held in our Indian operations at December 31, 2003 and which we sold subsequent to year end.

OPERATIONS

    The following table sets forth our operations and interests and certain information related thereto, as of December 31, 2003, unless otherwise specified. The table excludes the interest we held in our Indian operations as at December 31, 2003 and which we sold subsequent to year end.

	Start-up	Licensed
	date of	Population	Total	Equity	Equity	Equity
	operations	Coverage	Subscribers(1)	Ownership(2)	persons	Subscribers (3)
		(in millions)		(%)	(in millions)

Romania	Q2 1997	21.7	3,457,000	50.1 (4)	10.9	1,731,400 (4)
Czech Republic (5)	Q1 2000	10.2	1,546,800	20.2 (6)	2.1	312,600 (6)
Total		31.9	5,003,800		13.0	2,044,000

______________________

  As of December 31, 2003, unless otherwise specified. Figures include our 3,052,300 pre-paid subscribers.

  Figures represent the Company's ultimate ownership interests in its operations before the exercise of options.

  Proportional operational data represent the combination of our ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

  Subsequent to year end we increased our equity ownership in MobiFon S.A. to 63.4%. As a result, based on our revised ownership and MobiFon's 3,672,100 subscribers as of March 31, 2004, we had as at that date 2,327,100 equity subscribers in Romania.

  Through an intermediate holding company, we have voting control of Český Mobil.

  Subsequent to year end we increased our equity ownership in Cesky Mobil a.s. to 27.0%. As a result, based on our revised ownership and Cesky Mobil's 1,614,000 subscribers as of March 31, 2004, we had as at that date 436,100 equity subscribers in the Czech Republic.

    Romania. MobiFon was the first GSM operator to launch services in Romania. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. MobiFon operates in Romania under the highly recognized brand name Connex. MobiFon serves its customers on its state-of-the-art network, which covers approximately 97% of the population in Romania. During the twelve months ended December 31, 2003, MobiFon added 821,834 net subscribers, an increase of 31.2% from December 31, 2002. MobiFon grew at an average rate of 68,486 subscribers per month in 2003 and had 3,457,042 subscribers at December 31, 2003, up from 2,635,208 at the end of 2002. Our internal reports as well as publicly released information of our competitors indicate that this represents a 49% market share. At March 31, 2004, MobiFon had 3,672,138 subscribers. Since launching service in April 1997, MobiFon has developed a strong track record both in terms of subscriber growth and financial performance. MobiFon achieved positive operating income before depreciation and amortization, or OIBDA, referred to previously in our public filings as EBITDA and described in our "Operating and Financial Review and Prospects" incorporated by reference in this Form 20-F, in June of 1998, 14 months after commercial launch of services. It recorded operating income of $170.7 million and OIBDA of $281.2 million in 2003, representing an 18% increase in operating income over the $144.6 million recorded in 2002 and a 21.5% increase in OIBDA over the $231.5 million recorded in 2002.

    Czech Republic. Český Mobil is the third national GSM operator in the Czech Republic. Český Mobil was awarded a dual band 900/1800 MHz national license in October 1999 and launched commercial service in the Czech Republic in March 2000 under the brand name Oskar. When Český Mobil launched commercial service in March 2000, its network covered approximately 50% of the Czech Republic's population, including all major Czech cities. Český Mobil achieved 98% population coverage by December 31, 2000, in advance of its mid-2001 license requirement. With the addition of 366,999 net subscribers in 2003, representing a 31.1% increase since the beginning of 2003, Český Mobil continues to be one of the fastest growing start-up wireless operators in Central and Eastern Europe. It reached 1,546,751 subscribers as at December 31, 2003 and 1,613,971 as at March 31, 2004. Český Mobil achieved positive OIBDA in February 2002, less than two years after commercial launch of services, compared to an average of two to three years for other third wireless operators in Europe. It recorded operating income of $9.2 million and OIBDA of $103.3 million in 2003, an improvement of respectively $56.3 million and $83.1 million compared to an operating loss of $47.2 million and OIBDA of $20.2 million in 2002.

Market Opportunities

Central and Eastern Europe

    Europe represents one of the world's largest wireless telecommunications markets, with, according to EMC World Cellular

Database, approximately 34% of the 1.45 billion wireless telecommunications subscribers worldwide as of December 2003. Since 1996, the European wireless telecommunications market has grown, according to EMC World Cellular Database, at a CAGR of 43%, from 38 million subscribers in 1996 to 468 million in 2003. As a result of this rapid growth, the European market is now almost three times larger than the combined wireless telecommunications markets of the United States and Canada, based on number of subscribers.

    The universal GSM standard in Europe, established by the European Telecommunications Standards Institute, as well as the "calling party pays" approach and the early adoption of prepaid packages, have contributed to this significant growth. The creation of a single open standard and the large market size has fostered significant competition among network equipment providers, which has driven down the costs associated with network deployment and handsets. The wireless operators have been able to pass these savings directly to consumers through reducing both handset and service plan prices. European wireless service providers are also rapidly adding data transmission, multimedia and Internet applications to their networks, which are expected to contribute to future growth.

    While the majority of the growth in Europe has historically occurred in the Western European markets which are now close to saturation, growth has accelerated in some countries in Central and Eastern Europe in recent years. The wireless telecommunications market in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia, which are referred to collectively in this document as CEE, grew at a CAGR of 77.4%, from approximately 1.2 million subscribers in 1996 to approximately 66 million in 2003. Individually, Romania and the Czech Republic grew at a CAGR of 132% and 75% respectively over the same period. During 2003, according to EMC World Cellular Database, wireless markets in CEE added 13.5 million subscribers, representing an annual growth rate of 25.6%. In comparison, the wireless market in European Union member countries that are not part of CEE, referred to in this document as countries of Western Europe, grew at a rate of 9% in 2003. Despite this accelerated growth in subscribers, the penetration rate in Central and Eastern European countries wireless markets lags behind that of Western European markets with penetration rates as at December 31, 2003 of 11% in Belarus to 93% in Slovenia in Central and Eastern Europe and of 66% in France to 117% in Luxembourg in Western Europe. We believe this further highlights the growth potential of Central and Eastern Europe. As at December 31, 2003, the penetration rates in Romania and the Czech Republic were respectively 32% and 95%.

    There is a growing trend in certain countries for wireless handset users to subscribe to services from more than one operator for the same region through the use of a single or multiple handsets with different subscriber identity module cards, commonly referred to as "SIM cards". This trend suggests that penetration rates could expand beyond the 100% mark since penetration is calculated based on number of subscriptions to wireless services rather than number of persons using wireless services.

    In addition to the growing demand for traditional voice services, we believe that many markets in CEE will embrace data transmission and internet-based services via technologies such as general packet radio service, commonly known as GPRS, and enhanced data GSM environment, commonly known as EDGE.

    We believe that several other factors make CEE attractive for wireless telecommunications services, especially as a substitute for traditional fixed-line services:

  the region typically has relatively less developed fixed-line telecommunications systems than Western Europe countries. For example, as at December 31, 2003, Romania had fixed-line penetration of approximately 20% according to the fixed-line operator in Romania, and the Czech Republic had fixed-line penetration of 35%, compared to a penetration of 59.5% in the United Kingdom;

  waiting lists for the installation of fixed-line phones can be lengthy. In Romania, the estimated waiting time for a domestic-only fixed-line phone was 2.7 years at the end of 2001, with a longer wait for an international line. In the Czech Republic, although waiting list periods have declined over recent years, a negative perception of fixed-line service persists; and

  the cost to consumers of wireless service is becoming increasingly competitive with fixed-line rates. For example, during peak hours, MobiFon's price per minute under certain plans for business customers and other high-end users is less than that of the national fixed-line phone company for national long-distance calls.

Romania

Romania is located in CEE, north of the Balkan Peninsula. Neighboring countries are Hungary, Ukraine, Moldova, Bulgaria and Serbia and Montenegro. Geographically, Romania is the second largest country in the CEE region and covers an area of approximately 238,000 square kilometers, with a population of 21.7 million people. Bucharest, the capital city, has a population of over two million people. Approximately 55% of Romania's total population lives in urban areas. Major industries in the country include manufacturing, agriculture, transportation, construction and tourism. The population density of Romania is approximately 91.2 people per square kilometer.

    Romania had a communist government until 1989, and is now governed as a parliamentary republic, with a popularly-elected bicameral parliament and president. Since the collapse of the communist regime, the Romanian government has undertaken steps to privatize former state-run industries and to institute other economic reforms. The government has also liberalized prices, reduced government subsidies, returned agricultural land to former owners, and modernized the tax system. The contribution of the private sector to the gross domestic product, or GDP, has gradually increased over time, from 34.8% in 1993 to 66.8% in 2002. The current government, formed by the Social Democratic Party, has stated its intention to continue to adopt structural reforms to provide the growth of a market economy, real economic growth and declining inflation.

    Romania has taken a number of steps to integrate its economy into world trade. The current government has announced its desire to accelerate Romania's integration into the European and Euro-Atlantic political, economic and security architecture and to negotiate for entry into the EU. In 1993, Romania signed an Association Agreement with the EU, with a goal of joining the EU by 2007. Currently Romania has met 22 of the 31 "chapters" of the acquis criteria for EU accession, which is the most challenging of the three criteria for EU accession. Also in 1993, Romania concluded a free trade agreement with the European Free Trade Association member countries. In January 1995, the country became a member of the World Trade Organization, and has undertaken tariff and customs reforms to meet its commitments in these agreements. Trade with the EU has grown significantly since Romania signed the Association Agreement, and the EU is Romania's largest trade partner. Trade with the EU accounted for approximately 67.7% of Romania's exports and approximately 57.7% of its imports in 2003. Italy, Germany, France and the United Kingdom account for 79.6% of Romania's total exports to the EU and 77.8% of its imports from the EU during this period.

    An important milestone for Romania was reached in late March 2003, when accession protocols to the North Atlantic Treaty Organization were signed for seven countries, including Romania. Ratification by the existing member states and Romania's parliament was completed in February 2004. Romania's economic progress has also led to upgrades in its credit ratings from Standard & Poor's and Moody's.

    The following table shows selected information regarding Romania and its economy for the years indicated.

Indicator	2003	2002	2001	2000	1999
Population (in millions)	21.7	21.7	22.4	22.4	22.5
Nominal GDP (U.S.$ in billions)	$57.0	$45.7	$40.2	$37.1	$35.6
Increase (decrease)inrealGDP	4.9%	4.9%	5.7%	2.1%	(1.2%)
GDP per capita (U.S.$)	$2,627	$2,106	$1,795	$1,656	$1,522
Average annual consumer price
inflation	15.3%	22.5%	34.5%	45.7%	45.8%
Foreign direct investment
(U.S.$ in billions)	$1.6	$1.1	$1.2	$1.0	$1.0

Credit ratings	2003	2002	2001	2000	1999
Standard & Poor's...	BB	B+	B	B-	B-
Moody's	Ba3	B1	B2	B3	B3

______________
Sources: Economist Intelligence Unit, Romanian National Institute of Statistics (INS) and Bloomberg.

Czech Republic

    The Czech Republic is situated in CEE, sharing borders with Germany, Poland, the Slovak Republic and Austria. The Czech Republic covers an area of approximately 78,866 square kilometers, with a population of 10.2 million people. Prague, the capital city, has a population of approximately 1.2 million people. Approximately 75% of the Czech Republic's population lives in urban areas. The population density of the Czech Republic is approximately 129.3 people per square kilometer.

    Since the "Velvet" Revolution in 1989, the Czech Republic has transformed itself into a western-oriented market economy with more than 80 percent of enterprises in private hands. GDP is expected to grow at around two to four percent per year. Inflation remains low, at 1.8% in 2002 and an estimated 0.1% in 2003 according to the Czech Statistical Office. Unemployment, reflecting accelerated industrial restructuring, hovers at 10%, low by CEE standards. The main threat to continued strong economic growth in the medium- to long-term is the growing overall government budget deficit. The government would like to adopt the Euro later in this decade, but its ability to meet the Maastricht criteria will depend largely on its management of the deficit. With a small, open economy, the Czech Republic is vulnerable to an economic downturn in its principal export market, the other EU countries. Continued appreciation of the Koruna due to inflows of foreign investment tends to cut into the competitiveness of Czech exports, but also accounts for the low inflation rate.

    Foreign investment has played a major role in the development of the Czech economy by providing both management expertise and the capital needed to restructure many Czech firms. While foreign capital flows from countries of Western Europe are considerable, the United States remains among the largest investors in the Czech Republic with $3.6 billion of cumulative direct investment from 1990 through 2002, according to the Czech National Bank. Plans to privatize government firms in the energy sector, and eventually, the transport and telecommunications sectors, will also bring additional investment opportunities. The Czech Republic's principal imports include telecommunications equipment, specialized metalworking machinery, non-ferrous metals, plastics, chemicals and transport equipment.

    Integrating the Czech economy into the EU remains a top government priority. After five years of intense negotiations, the Czech Republic and the EU signed the Treaty of Accession in April 2003. The Czech Republic became a member on May 1, 2004. The Czech Republic benefits from duty free access to EU markets for most industrial products as a member of the EU. Harmonization of Czech laws and standards with those of the EU continues as the country integrates into the EU. The Czech Republic's customs union with Slovakia and membership in the Central European Free Trade Association (CEFTA) are now superseded by EU membership.

Indicator	2003	2002	2001	2000	1999
Population (in millions)	10.2	10.2	10.2	10.3	10.3
Nominal GDP (U.S.$ in billions)	$85.4	$69.5	$57.2	$51.4	$55.0
Increasein realGDP	2.9%	2.0%	3.1%	3.3%	0.5%
GDP per capita (U.S.$)	$8,370	$6,814	$5,608	$4,990	$5,340
Average annual consumer price	0.1%	1.8%	4.7%	3.9%	2.1%
inflation
Foreign direct investment (U.S.$ in
billions)	$4.5	$8.2	$5.5	$4.9	$6.2

Credit ratings	2003	2002	2001	2000	1999
Standard & Poor's...	A-	A-	A-	A-	A-
Moody's	A1	A1	BAA1	BAA1	BAA1

Sources: Economist Intelligence Unit, US Commercial Service, Columbus World Travel Group, Czech Statistical Office, Commerzbank and Bloomberg.

Products and Services

Basic and Value-added Voice Services

    We provide basic voice services for wireless telecommunications over GSM networks. As with the rest of Europe, we follow the "calling party pays" model in billing. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, SMS, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification. In most cases, we were the first cellular wireless operator to introduce these value-added services in Romania.

    In both Romania and the Czech Republic, we developed a wide range of entertainment services based on SMS. We provide, among other things, the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by the continuous introduction of innovative SMS-based services and promotions.

    We have also implemented partnerships with third parties, using a revenue sharing model. These value added services marketed by our partners and including mostly entertainment services now represent a growing source of potential revenue from the Romanian and Czech markets.

Advanced Wireless Services

    The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we continue to upgrade our existing digital networks to be able to offer the data transmission capabilities required by these new applications, including wireless application protocol commonly referred to as WAP, GPRS, multi-media messaging service, or MMS, and basic data and fax transmission.

    WAP-enabling technologies permit the deployment of data applications, including the ability to access e-mail and the internet. WAP allows us to offer utility services as well as games and other entertainment services. We launched WAP services at MobiFon on August 1, 2000 and at Český Mobil on October 30, 2000. GPRS permits the transfer of data and use of data services at much faster speeds than current GSM capabilities and represents the next step in the evolution of GSM networks toward third-generation technologies. Possible service capabilities on GPRS include remote high-speed internet and local area network, or LAN, access, high quality audio clips and still-image capabilities.

    In Romania, we launched GPRS services at the end of 2001 and currently provide GPRS and LAN access predominantly for the business segment, which is the market segment where we have identified the highest level of subscriber interest and the greatest potential for vertical applications implementation. We offer a flexible selection of GPRS based packages in order to address our customers' needs and to remain competitive in the market. MobiFon currently has more than 4,000 activated GPRS subscribers and offers GPRS based roaming services with 32 operations in 20 countries.

    In the Czech Republic, we launched GPRS for our postpaid customers in February 2002. In January 2003, Český Mobil also launched GPRS for prepaid subscribers. Český Mobil currently has over 135,000 activated GPRS subscribers. In February 2003, Český Mobil launched Oskar GPRS Connect which enables our business subscribers to access their corporate networks via a secure GPRS connection.

    With WAP, GPRS and also SMS, we are able to offer our customers a variety of content services enabling them to gather information such as weather reports, traffic reports, daily horoscopes, lottery results and news headlines, as well as providing them with access to entertainment applications, and allowing them to perform banking transactions from a handset. These services are typically offered in partnership with third party content providers on a revenue-sharing basis. We earn revenues on these services by charging for access to these services and for the content that they provide.

    In the Czech Republic, Ericsson provides GPRS functionality with dedicated platforms serving the interconnected general packet radio service support node, or SGSN, gateway general packet radio service support node, or GGSN, and packet control unit, and Siemens provides our WAP infrastructure. In Romania, GPRS functionality is provided by Siemens with dedicated SGSN and GGSN platforms, while Ericsson provides the WAP platform.

    MMS, which enables users to send and receive digital images, sounds and animations in addition to text, is being deployed throughout Europe. MobiFon launched MMS service in the fourth quarter of 2003 and now counts over 13,000 registered subscribers. We introduced MMS in the Czech Republic in September 2003 and the service has attracted over 86,000 registered subscribers. In addition we provide subscribers wireless data connectivity for many applications, including wireless enabled PDA, or personal digital assistant, and pocket computer such as Palm and personal computer memory card international association, or PCMCIA, card for laptop computers.

Internet and Data Access Services

    In Romania, we offer dial-up Internet access nationally and are currently the largest internet service provider in Romania with approximately 200,000 dial-up customers, most of whom have free access to this service through their postpaid wireless plan. In the Czech Republic, we do not, however, offer wireline internet service. For individual users, we also offer prepaid dial-up services, domain-name registration, and various services delivered and included within our "myX Portal" package. Our consumer internet and data offerings are closely integrated with our wireless telephony offerings. Through the myX Portal, wireless users can access up-to-date data on their Connex accounts, and download ringtones, games and other applications. Wireless users earn special promotional rates and other internet service offers through continued use of their Connex services. We also offer dedicated internet access and data access and transport services to corporate customers, and we have more than 3,500 dedicated access and virtual private network ports. Within our "myX Portal" package, we also offer customers the ability to access the internet on their portable computer in certain hotels in Romania using WiFi enabled technologies. WiFi, or Wireless Fidelity, is a technology used to transmit and receive data over the unlicensed 2.4 GHz wireless spectrum, providing mobile access to a wired LAN or a wireline broadband connection in its coverage area. With recent deregulation, we can now directly provide international telecommunications services. We also provide a fixed wireless product offering that competes with RomTelecom, the national fixed line operator, in the business segment, including high-speed internet, data and voice services.

Potential Future Service Offerings

    Our GSM technology can migrate to provide advanced wireless data services, either by deploying further enhancements to GPRS, such as faster coding schemes, or introducing EDGE, a technology upgrade to the GSM standard that the European Telecommunications Standards Institute, or ETSI, has standardized. EDGE, which is being deployed in North America, Europe and

Asia, enables data to travel at the same speed as that of the first phase of third- generation technology, and thus could allow GSM operators who do not have third-generation licenses to better compete with operators that do.

    Romania. The Romanian government has announced its intention to award four third-generation mobile telecommunications licenses to use spectrum that includes UMTS spectrum for a price of $35 million each payable over a period of five years. MobiFon may decide to participate in the bidding process to acquire one of these licenses, which it would finance with cash on hand and cash flow from its operations. If MobiFon receives one of these licenses, the deployment of a UMTS network would allow us to provide more value-added data services and increase our voice capacity. We expect the licensing process to take place during 2004.

    Czech Republic. In December 2001, the Czech government granted two licenses to use UMTS spectrum to existing GSM operators in the Czech Republic. One or more additional UMTS licenses may be available on terms and conditions which have not been disclosed by the Czech Government. Český Mobil is still in the process of evaluating the opportunity to acquire such a license.

Handsets

    We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets from many manufacturers including Sony-Ericsson, Mitsubishi, Motorola, Nokia, Samsung, Siemens and Alcatel. We offer dual-mode and tri-mode handsets that can operate on the GSM 900, GSM 1800 and GSM 1900 networks. These multi-mode handsets allow us to offer our customers roaming across a number of GSM networks in North America, Europe and Asia. The handsets have many advanced features, including colour screens, and are generally enabled for advanced data services to help us introduce new value-added services to our subscribers such as access to the internet, enlarged key pads for ease of use for e-mail access or sending or responding to an SMS and photo imaging.

    Our historical policy generally has been to limit the extent to which we subsidize the cost of handsets. We believe that the lack of significant handset subsidies contributes to reduced churn, by attracting customers who select us for the quality of our service rather than for the purpose of obtaining subsidized handsets and then disconnecting from our network. In the telecommunications industry, the term "churn" refers to the rate at which customers leave an operator's network. In addition, the lack of a complete handset subsidy decreases the cost of subscriber acquisition and thereby accelerates our per subscriber payback period. Over the last three years, the cost of subscriber acquisition in both Romania and the Czech Republic has averaged approximately three months of ARPU. Furthermore, we believe that offering plans with a non-subsidized handset reduces the likelihood of bad debt because, in our experience, users who can cover the full cost of a handset are also more likely to cover the cost of their plans.

    We intend to continue where feasible our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets to acquire prepaid consumers. However, we may subsidize handset costs in some of our postpaid service packages as part of our initiative to promote new technologies and gain market share. Also, in Romania, we may have to match any future introduction of increased handset subsidies by our three competitors there, which could affect our subscriber payback period and increase our subscriber acquisition cost. Furthermore, as the third GSM market entrant in the Czech Republic, we may subsidize handset costs in some of our service packages as part of our initiative to gain market share. We have partially offset handset subsidies in the Czech Republic through a reduction in distribution costs, made possible by our direct sales and delivery network.

Service Packages and Pricing

    We tailor our service packages to be competitive and simple to understand and to allow each subscriber to choose a package that suits his or her usage requirements. We bill customers for postpaid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Subscribers can also choose to subscribe to our service under prepaid packages, whereby a customer may purchase an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Postpaid and Prepaid Service Packages

    We offer a number of postpaid service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes as part of the monthly fee, with an overcall rate charged after such minutes are used. GSM roaming is available to subscribers traveling in other countries where we have signed roaming agreements with the local GSM operators. When roaming on a foreign GSM network, the subscriber is charged for the service of relaying the call internationally and for the actual number of minutes used. The per minute charges are at the rates charged by the local GSM operator plus a margin charged by us.

    We offer prepaid service packages to enable subscribers who prefer a pre-payment option or whose credit profile do not qualify for postpaid service. Prepaid service requires no contract and no monthly fee. The customer can easily access further airtime by purchasing additional airtime cards or adding value to a rechargeable card. As of December 31, 2003, prepaid subscribers accounted for 63% and 58% of our Romanian and Czech Republic subscriber bases, respectively, as compared to 64% and 64% in both operations as of December 31, 2002. Prepaid customers accounted for 57% and 35% of the net added subscribers in Romania and the Czech Republic, respectively, during the twelve-month period from January 1, 2003 to December 31, 2003. We began offering prepaid service in the Czech Republic on April 19, 2000 and in Romania on November 7, 1997.

    In line with our strategy of offering diversity and flexibility to our customers, we introduced in 2002 the first innovative airtime recharging mechanism for voice and data prepaid customers in Romania. This service is available at point of sale and at automated teller machines of the largest bank in Romania. Český Mobil also has a recharging system available at numerous automated teller machines in the Czech Republic. The main benefits of this system are the wide range of the recharge values, its 24-hour availability and the reduction of the costs associated with production and distribution of physical recharging cards.

    Romania. MobiFon offers ten postpaid packages, including monthly bundled minutes plans which offer the subscriber the possibility to choose between a plan of 100, 200, 400 or 800 minutes of usage. Two most commonly used plans are the Connex Cent and Connex 5 plans which offer affordable prices for the lower-end postpaid subscribers. We also offer special packages to our business customers, focused on the offer of integrated services. Finally, we offer two prepaid plans: Connex Go! and Kamarad. These plans give our subscribers the freedom to communicate on our network without the need for a written contract or monthly fee. A distinguishing feature of the Kamarad plan is that it enables the subscriber to choose up to five telephone numbers on either the Connex network or any other national network in Romania for which he or she will benefit from lower fees. As a result of introducing a new, best-in-class billing system, in April 2004 MobiFon was able to reorganize the whole postpaid portfolio structure, replacing the old individual packages with a simpler, more flexible offer, based on four basic bill plan choices, combined with numerous additional options which allow the customer to select the plan that best fits his or her lifestyle profile and needs. Existing customers are allowed to remain on the plans that they currently subscribe to and also have the option of moving to a new bill plan.

    Czech Republic. Český Mobil currently offers five consumer postpaid plans, two business postpaid plans and one prepaid tariff plan. The consumer postpaid plans are adapted to the general mobile needs and usage profile. The subscriber chooses between bundled packages including 50 ("Talk"), 150 ("Talk More"), or 300 minutes ("Talk Lots More"). These plans include SMS on Oskar's network at one Kc/SMS, roll-over of unused minutes from one month to another, and voicemail. We also offer the "Write Me" and "Between Us" community tariff plans that currently offer the best on-network rates on the Czech market for both voice and SMS. These two plans replace since December 31, 2003 the mandatory tariffs imposed by the Czech regulators when Český Mobil launched its operations in 2000. The business plans offer low monthly fee, no bundled minutes and volume based discounts as a standard fee feature. They include SMS on the Oskar network at one Kc/SMS, and free voicemail. We also offer the "Oskarta" prepaid plan with call rates on Oskar's network beginning at three Kc/minute and at two Kc/SMS, whether on Oskar's network or any other national network. There is an automatic threshold discount if the monthly usage exceeds 700 Kc/month.

Pricing

    We believe that our pricing structures compare favorably to the prices offered both by our Romanian and Czech wireless competitors and by wireless operators in neighboring markets.

    Romania. MobiFon's initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end consumer subscribers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. For postpaid plans, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, weekends and/or for certain destinations. Our prepaid and postpaid plans for low minutes of use, or MOU, customers were the major driving force in increasing our acquisition of new subscribers. Our services are also priced to be competitive with the fixed line services of RomTelecom, the national fixed line phone company. For some postpaid programs, our rates for making in-country long distance calls historically have been less expensive than RomTelecom's fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service. The new postpaid portfolio includes better rates for calling Romtelecom's fixed line network (the price is the same as for in-network calls), thus encouraging the users to make calls to the large customer base of the fixed line operator (over 4 million lines).

    Czech Republic. As the third GSM market entrant in the Czech Republic, we initially differentiated ourselves from our competitors by aggressively pricing our service plans. In the Czech Republic, our prices are generally lower than those of our current competitors, Eurotel and T-Mobile, for comparable plans with various usage assumptions. Our Czech competitors have already lowered their prices in response to our launch. We have designed simplified service packages to provide our subscribers with everyday low pricing. We offer several service packages with per-second billing after the first minute and allow customers to carry over unused minutes for use in the following month. We have also lowered barriers to subscribing to our services by eliminating activation fees. Going forward, our approach will be to differentiate our prices based on value, being first with new pricing concepts, and pricing innovation.

Marketing and Distribution

Marketing

    Romania. Connex's marketing strategy focuses on protecting and growing revenue and profitability from the existing customer base, strengthening leadership by maintaining market share advantage, strengthening brand image and improving customer satisfaction. In addition, our marketing initiatives, brand identity and distribution strategies are carefully tailored to the cultural and economic environment in Romania and to each target customer segment. Taking advantage of the opportunities offered by the newly deregulated telecom market, Connex has developed a new integrated approach to business customers designed to protect GSM revenues and capture as much potential revenue as possible from the telecom needs of our high-end subscribers. This approach is focused on integrating mobile voice, national and international fixed voice and data in a single product offering which we refer to as Integrated Service Strategy. The strategy has been successful and is positioned as a major differentiator in the business market. Connex is currently the only provider of wireless services offering this type of integrated services package in Romania.

    A consumer survey we commissioned in March 2004 showed that we had achieved a Connex brand awareness level of 99.2% in Romania. The survey revealed that the top-of-mind brand awareness was 49.7% for Connex, versus 46.9% for Orange, our principal competitor. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. Having achieved significant brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty. A number of MobiFon's advertising campaigns have won international awards in specialized forums. In 2002, the GSM Association nominated "Connex Play" for its "Best Marketing Campaign" award; in 2001, at the Portoroz Festival, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category and in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns.

    During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime.

    Czech Republic. We have established brand recognition through extensive use of our brand icon, Oskar. Our brand is developed around a personality that is friendly, personable, and Czech. These attributes are reflected in everything we do, from developing services to designing the layout of our stores. We believe that our brand strategy clearly differentiates us from the other market competitors. In less than four months after launch of operations, we had achieved in-country brand awareness which was on par with, or exceeded that, of the competition, according to independent market research. More importantly, Oskar has now achieved brand recognition levels in the Czech Republic approaching those of well-known international brands. Over the past two years, we believe Oskar has positioned itself as an agent of innovation and a leading force behind changes in the Czech mobile market, leveraging this into one of the strongest brands in the country. Having launched with a mass market brand and tagline of "Everybody, Everyday", Oskar has since repositioned its brand to appeal to mid and high value subscribers and the small business market. A consumer survey we commissioned in December 2003 showed that we achieved an Oskar unaided brand awareness level of 97% in the Czech Republic compared to 78% for T-Mobile and 98% for Eurotel. Oskar was also recognized as "mobile operator of the year" in 2003 by mobilmania.cz, an online mobile magazine.

Distribution Channels

    Romania. Connex distributes through 3 channels: a direct sales force that serves the top 5,500 business accounts, a network of corporate stores in strategic cities for consumers and small businesses and a group of exclusive and non-exclusive independent distributors. Our distribution channels are also differentiated based on our product offerings - postpaid and prepaid. Exclusive independent distributors distribute both post and prepaid products and services with a heavy emphasis on postpaid (handsets and activations). We have also developed non-exclusive channels with a variety of specialty retail stores and hypermarkets. In addition, prepaid products are distributed through high traffic retail locations such as gas stations, lottery outlets and kiosks. Recent electronic means of recharging prepaid products through banks' automated teller machines have also resulted in partnerships with financial institutions such as Banca Commerciala Romana. At the end of 2003 our distribution network included 11 corporate stores, more than 600 exclusive postpaid locations and more than 3,500 points of sale for prepaid cards. Also, a special distribution channel was developed for selling data services. Due to the data services characteristics (such as need for integration in a complete information technology solution, complexity of services, high value of services, and the need for customized support) we have developed a nonexclusive channel of data partners. Connex Data Partners are national and regional resellers, including system integrators and service providers, who have the resources, skills and assets to meet the demands of the large enterprise and metro markets for integrated information technology solutions.

    Czech Republic. Český Mobil relies on direct channels of distribution to target both consumer and business customers. One of Oskar's primary channels of distribution is direct delivery. Through this channel, customers can order service packages and handsets over the phone from a fully dedicated telesales team. Delivery to the customers' offices or homes is free and is expected within 48 hours. Direct delivery allows us to minimize the number of the external parties involved in the sale, build closer customer relationships and reduce acquisition costs by eliminating costs associated with dealers and dealer commissions. Additionally, eliminating intermediaries helps us to maintain standardized distribution processes and procedures and allows us to ensure that every contact with our customers is consistent with Český Mobil's brand image.

    Český Mobil also operates a retail channel of distribution through its 42 corporate stores, 2 mobile stores and more than 10,000 points of sale for prepaid value cards. Our larger corporate stores are located in the larger urban centers of the Czech Republic, while the smaller stores focus on providing a physical presence in regional shopping centers and secondary cities. Our distribution strategy in the Czech Republic also includes a team of dedicated sales representatives for larger business accounts and third-party distributors of prepaid airtime cards.

Dealer Commission Structure

    In Romania, we pay commissions to our dealers for each postpaid customer acquired. In order to promote careful selection of customers and avoid bad debt exposure, our dealers are required to contribute an amount to the subsidies we provide for handsets, and commissions are paid to dealers in installments over a period of months, with a debit to the dealer's account if customers churn within specified time periods. We believe our commission structure and practice are consistent with market practices in Romania. We pay a specified commission to each dealer for its sale of prepaid SIM cards and a lower commission each time the dealer sells an airtime recharge on a prepaid SIM card. Oskar does not use dealers for SIM cards or handsets. However, Oskar pays a specified commission to the sellers of Oskarta prepaid airtime cards and a smaller commission for recharging prepaid accounts through more than 1,900 bank's automated teller machines.

Customer Care

    We view customer care as an essential element of our strategy and seek to promote our customer focus to minimize customer churn. With our increasing focus on the retail consumer segments in our markets, we are making increasing use of automated customer service that matches the level of revenue generated by the subscriber. Customers who subscribe to more expensive services receive personalized customer service, while customers who subscribe to more economical packages are served through our interactive voice response, or IVR, unit and through the internet, although live customer care is available for all customers, if and when needed. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We utilize integrated, flexible customer care and billing systems to ensure that customer service representatives are fully equipped to deal with customer concerns on a real-time basis. We closely monitor customer care calls and use information gathered from these calls to identify and remedy system shortfalls and to customize marketing strategies, pricing and promotional plans.

    As the first GSM entrant in Romania, we established the benchmark in quality and service standards for that market. We believe that our customer care initiatives in Romania are key in allowing us to maintain our low churn rates and high levels of customer satisfaction. Through constant refining of internal processes, we reach high levels of productivity in the call center and we make an ongoing effort to control the number of calls per customer in a market where the need for education regarding wireless service is still very high. In the Czech Republic, we offer customer care options to our subscribers including our extensive and user-friendly "self-care" program which allows us to handle a volume of customers without adding corresponding staff in the customer service group.

Billing

    Billing is governed by the nature of the subscriber's service package. Our billing and customer care systems are fully integrated in a single system, providing our staff with a comprehensive view of our subscriber's account. We use an automated collections process, making use of short text messaging services, interactive voice response and voice mail.

    Romania. We replaced our billing system in September 2003. The new system is a best-in-class product that will provide maximum flexibility, will allow for rapid configuration of new products and services and will support innovative discounting and packaging concepts. In addition to its GSM/data convergence which has already been implemented, the new billing system will provide over time prepaid/postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels.

    Czech Republic. We have chosen an industry-standard, widely deployed billing system that enables us to maintain competitive advantages in the areas of flexibility, speed to market, convergence and scalability. Its flexibility allows the rapid configuration of new products and services and supports innovative discounting and packaging concepts. Multi-tiered tariff schemes, bundling of services and cross-product discounts are all integral parts of this convergent billing solution, which also provides room for expansion into other lines of business. The ability to sort information in this manner allows us to further customize our pricing and billing plans, and offer our customers additional value-added services, which we believe will help us increase market penetration and capture market share.

Credit Management and Churn

    Our exposure to bad debt for our postpaid customers is managed through generating customer profiles, giving us the ability to set credit limits by customer segment and monitor daily usage patterns for customers that fit a high risk profile. Each operating company's fraud department reviews usage reports to monitor potential fraud or credit abuse. Once customers are deactivated for non-payment, an extended legal collection process is performed in order to recover losses. Romania does not currently have a comprehensive credit bureau or credit-reporting agency, and we do not have access to customers' or prospects' banking and credit records. However, we have implemented a detailed credit-scoring model based on demographic factors such as age, occupation and address, which we use to manage our credit exposure and to recommend appropriate service packages to potential customers. In addition, all of the GSM operators in Romania have access to a shared database of subscribers who have been removed from their network for nonpayment. An individual in this database who wishes to subscribe to our service must pay a deposit. Actual bad debt expense at MobiFon has historically been fully covered by reserves which, in 2003, amounted to 2.6% of billable service revenues up from 2.0% in 2002.

    To assist in managing and reducing both bad debt and churn levels in the Czech Republic, we have implemented an initial mandatory deposit for any postpaid activation and an account spending limit. With the account spending limit, as a customer reaches 50% and 75% of this limit, he or she is notified that he or she is within the percentage of his or her spending limit. At 100%, the customer is "hotlined", which prevents him or her from making outgoing calls until the account is brought under the spending limit. As the subscriber's creditworthiness is proven, we proactively increase the subscriber's credit limit (similar to credit card companies) to allow for increased spending and, therefore, higher average revenue per user, or ARPU. New postpaid subscribers who do not pay their invoice have their service restricted 5 days after the invoice due date. They are removed from our subscriber numbers 31 days after the due date of their invoice. Uncollectible account balances are written off 180 days after their due date. Actual bad debt expense at Český Mobil amounted to 1.1% of billable service revenues in 2003 down from 1.8% in 2002.

    Churn, or the rate at which customers leave an operator's network, can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he or she cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, postpaid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those prepaid subscribers whose services we terminated after several months have lapsed since they last placed or received a call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns prepaid subscribers who have been customers for at least 14 months after three months of inactivity. At Český Mobil, our prepaid churn policy is based upon the amount of time that has elapsed since the customer replenished his account rather than on activity. We have undertaken several initiatives to address opportunities to improve customer satisfaction and thereby reduce voluntary churn including the following:

  improving our call center and sales processes to focus on problem resolution and a positive customer experience;

  implementing specialized customer retention programs to address high ARPU and long-tenured customers; and

  developing targeted sale and contract renewal offers that reflect the value of the customer.

    MobiFon's average monthly churn rate was 2.12% in 2000, 1.68% in 2001, 1.85% in 2002 and 1.97% in 2003.

    Český Mobil's average monthly churn rate, whose figures include for 2003 subscribers who have had no activity in their account for more than 6 months, was 1.32% in 2000, 1.86% in 2001, 2.4% in 2002 and 2.1% in 2003.

Spectrum

    Romania. MobiFon holds one of three licenses issued to provide nationwide GSM-based wireless telecommunications services throughout Romania. MobiFon paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, MobiFon must pay a recurring annual fee of approximately 9.6 million Euro (approximately $12 million) for 12.4 MHz of spectrum or 62 channels allocated in the 900 MHz range under its frequency license. MobiFon also purchased 2.4 MHz of spectrum or 12 additional channels and has applied for six additional channels in Bucharest in the 1800 MHz frequency range at an annual price per channel of 23,000 Euro (approximately $29,000).

    Czech Republic. Český Mobil holds the third national GSM license in the Czech Republic. Český Mobil paid an initial license fee of one billion Korunas ($28.5 million), and must also pay a recurring annual fee for the right to operate GSM base stations and radio operating stations, which amounts to approximately 84 million Korunas ($3.3 million) now that Český Mobil has reached 98% population coverage. In addition, Český Mobil must pay a recurring annual fee for the right to operate microwave frequencies to connect GSM base stations to switching centers. In 2003, this fee amounted to approximately 78 million Korunas ($3.1 million). Český Mobil is entitled to 18 MHz of spectrum or 90 additional channels in the 1800 MHz band. In addition, it has the right to use 4 MHz of spectrum or 20 channels in the 900 MHz band. In accordance with current regulation, the Czech Telecommunication Office can reallocate frequencies with six months' notice.

Networks

    We chose major cellular equipment vendors such as Ericsson, Siemens, Hewlett-Packard, Nortel and Cisco to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquired more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. We monitor traffic-related activities in order to respond quickly to conditions in which the traffic load exceeds expected levels.

    We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interest. We and the other shareholders in our operating companies provide experts who review contracts and prices, and then benchmark them against contracts and prices obtained in wireless networks throughout the world.

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

    Romania. MobiFon began the development of its GSM-based wireless network, using 900 MHz frequencies, in December 1996. By March 1, 1997, MobiFon's network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2003, MobiFon's state-of-the-art network covered 97% of the population of Romania. Use of asynchronous transfer mode technology, or ATM, and voice compression techniques led to significant increase in network efficiency, preserving a high quality level. MobiFon now ensures direct international traffic interconnection with five carriers. In Romania, we carry most of our communications traffic on our owned backbone (microwave and fiber optic cable) assets, rather than relying on RomTelecom, thereby reducing operating costs. We have also strategically sourced our network backbone capacity from several sources, including leased capacity from other third party carriers. We lease two pairs of dark fiber optic strands over high voltage poles and technical space for network capacity expansion and network redundancy. We are in the process of installing the required equipment to make one of these fiber pairs fully operational (the "western ring" is already operational and the "eastern ring" is under development). A portion of this usable capacity is leased back to the lessor under the terms of the leasing agreement. The leasing agreement is for a term of 17 years commencing in 2003 or the end of our GSM license, whichever is shorter. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party.

    Czech Republic. The design for the Czech network employs both 900 MHz and 1800 MHz frequencies, taking into account certain availability restrictions on the 900 MHz band. This design offers benefits with respect to greater rural coverage and greater capacity in dense urban environments. Český Mobil was using Ericsson and Siemens exclusively to construct its network, but now tenders the construction work to the most competitive contractors. While Český Mobil is utilizing Ericsson mobile switching centers throughout the network, it uses Ericsson cellsite equipment in the eastern part of the country and Siemens cellsite equipment in the western part of the country. As at December 31, 2003, Český Mobil's network covered 98% of the population. We believe the network addresses current capacity adequately. Český Mobil's backbone network is based mostly on leased line infrastructure. Český Mobil leases backbone from two major providers, namely Český Telecom and Aliatel.

Operations and Maintenance

    We design, in consultation with our vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

    We were able to keep our Romanian and Czech networks operating on average at 99.92% and 99.97% of the time, respectively, in 2003, mainly as a result of the following monitoring and maintenance measures:

  through standard monitoring and supervision features provided by certain components of our networks, we continuously monitor the traffic on the networks, examine the state of the networks in real-time and produce fault reports and performance reports;

  to ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs. For instance, we set appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations and we constantly refine maintenance procedures and documentation to improve mean-time-to-restoration for problems that directly affect subscribers. We also establish routine maintenance and testing of all switching, radio equipment, systems running value added services and interconnect facilities;

  we safeguard our networks against disaster by using, at various locations, redundant/physically diverse transmission systems, redundant/physically diverse system components, battery back-ups, generators and fire suppression systems, a back-up GSM network operations center for MobiFon. In addition, regional centers maintain replacement parts for critical components in the event of switching center or other system failures. We have also defined a Business Continuity Plan at MobiFon and an Operational Recovery Plan at Český Mobil which covers the main services and includes specific procedures and guidelines to reduce the impact of various disaster situations.

Competition

    Our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for wireless services, are currently serving a substantial subscriber base and may have significantly greater financial resources than those available to us. However, we believe that our brand recognition and pricing strategies will enable us to compete effectively in these markets. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based wireless networks should continue to enjoy cost and accessibility advantages over these other technologies.

    Romania. In addition to MobiFon, Romania currently has three other licensed wireless operators holding a total of four separate licenses: (1) Orange S.A., the other digital GSM 900 MHz operator, (2) RomTelecom's subsidiary, Cosmorom, a digital GSM 1800 MHz operator, and (3) Telemobil, a digital CDMA/2000 and analog Nordic mobile telephone protocol, or NMT, operator.

    Orange, majority owned by France Telecom and operated initially under the name Dialog, acquired its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. Dialog re-branded its services under the Orange brand on April 5, 2002.

RomTelecom, the national fixed-line phone company, in which the partly-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000.

    Telemobil won its analog NMT license in March 1992 and launched operations in May 1993 but did not succeed in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam Romania, in which Qualcomm Inc. and Omnia Holdings are investors, is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use CDMA technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is trying to position its technology as the first third-generation service in Romania.

    The following table presents a summary of the relevant information for each wireless operator in Romania, including estimated market share based on publicly released data of the operators as of December 31, 2003:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share
1) MobiFon	Connex	GSM 900/1800	November 1996	April 1997	49.2%
2) Orange	Dialog/Orange	GSM 900/1800	November 1996	June 1997	47.2%
3) Telemobil...	Zapp	CDMA 2000/NMT	March 1992	May 1993	2.4%
4) RomTelecom	Cosmorom	GSM 1800	November 1998	June 2000	1.2%

    Czech Republic. In addition to Český Mobil, the Czech Republic currently has two other licensed mobile operators holding a total of five licenses: (1) Eurotel, a digital GSM 900/1800 MHz mobile telephone protocol and NMT (NMT450) operator and a holder of a UMTS license; and (2) Radiomobil, another digital GSM 900/1800 MHz operator and holder of a UMTS license.

    Eurotel acquired its NMT 450 license in November 1990 and launched commercial analog service operations in September 1991. The entry of GSM services reversed Eurotel's earlier NMT subscriber growth. Eurotel won its 900 MHz GSM license in March 1996 and launched commercial operations in July 1996. Eurotel Praha was allocated 1800 MHz frequencies in July 2001. Český Telecom, the national fixed line operator, became the sole shareholder of Eurotel in November 2003.

    Radiomobil acquired its 900 MHz license in March 1996 and began providing commercial service under the brand name Paegas in September 1996. Radiomobil was allocated 1800 MHz frequencies in July 2001. Radiomobil's majority shareholder is Deutsche Telekom AG. In April 2002 Radiomobil rebranded its services to the T-Mobile brand name, and has since changed its name to T-Mobile Czech Republic.

    T-Mobile and Eurotel were granted UMTS licences in December 2001 in consideration for 3.86 billion Koruna (or $142.9 million) and 3.54 billion Koruna (or $131.0 million) respectively. The recipients were required to pay 1 billion Koruna (or $26 million) immediately and the rest over the next ten years and were required, as a unique deployment condition, that their commercial UMTS services achieve 90% coverage of Prague by January 1, 2005. However, during the later half of 2003, both operators successfully renegotiated their UMTS licenses conditions with the Czech government. The re-negotiated terms provide that the balance of the purchase price be paid in full, in 2004, in two installments, while the deployment condition be postponed by one year, to January 1, 2006. The Ministry of Informatics has indicated that these were the only changes made to the original licenses, and that a third UMTS license remains available, at undisclosed conditions. Additional UMTS licenses may be offered in the future.

    The following table presents a summary of the relevant information for each wireless operator in the Czech Republic including estimated market share based on publicly released data of the operators as of December 31, 2003:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share
Eurotel	Eurotel/Go	GSM 900/1800	March 1996	July 1996	43.4%
	Eurotel	NMT 450	November 1990
	-	UMTS	December 2001
T-Mobile/
Radiomobil	T-Mobile/Paegas/Twist	GSM 900/1800	March 1996	September 1996	40.7%
	-	UMTS	December 2001
Český Mobil...	Oskar	GSM 1800/900 (1)	October 1999	March 2000	15.9%

__________
(1) Used outside of Prague

Regulatory Environment and Licenses

    Romania. The Romanian government has adopted a policy of harmonizing Romanian telecommunications regulations with EU norms. In this respect, Romanian telecommunications legislation was significantly modified during 2002 to reflect the EU directives, and a new regulatory authority, the Romanian Telecommunication National Agency for Regulation in Communications Sector, known by its Romanian acronym ANRC, was established. Its main purpose is the implementation of a national policy in the telecommunications sector. The ANRC now exercises a portion of the authority formally held by the Ministry of Communications and Information Technology, or MCIT. Under the new telecommunications regulations, a communications operator needs to obtain three authorizations and licenses: a general authorization for network services issued by the ANRC, a numbering license issued by the ANRC and a frequency spectrum license issued by the MCIT.

General Authorization for Network Services (issued by ANRC)

    The general authorization sets forth the requirements that a potential operator must meet in order to provide telecommunications services. As required by the telecommunications law and ANRC's Decision No. 131 dated December 9, 2002, MobiFon filed a notification with the ANRC and was issued the certification registered under no. 782/December 24, 2002, confirming that MobiFon complies with the requirements of the general authorization and may engage in provision of telecommunications services.

    If we fail to comply with the authorization to provide electronic communications networks, the regulatory authority may apply administrative fines up to 2% of revenue. Breaches that are subject to administrative fines include the following: (1) breach of the obligations regarding the general authorization, (2) using a radio frequency without having a license, (3) using numbering resources without having a license and (4) not complying with the frequency and numbering licenses' terms and obligations.

Numbering License (issued by ANRC)

    The ANRC is responsible for granting to all fixed line and wireless operators a numbering license for allocation of numbers based on the national numbering plan. On July 23, 2003 and December 23, 2003, the ANRC issued to MobiFon numbering licenses no. 1.2 and 1.3, valid until February 14, 2013. These licenses confirmed MobiFon's right to use the numbers previously allocated under MobiFon's former GSM license and allocated to MobiFon additional numbers. Although the ANRC may include in the numbering license the obligation of the operators to pay a certain tax for the use of the allocated numbering resources, MobiFon's numbering license does not include such an obligation. However, MobiFon is subject to a monitoring fee payable to the ANRC and amounting to 0.2% of revenue.

Frequency Licenses (issued by MCIT)

    Romania. The MCIT has retained authority over the transmission frequencies used by all wireless operators in Romania, as well as the frequencies used by radio, television and other communications media. On June 30, 2003, the MCIT issued the GSM frequency license to MobiFon. This license expires on December 31, 2011 and may be renewed by MCIT upon a request by MobiFon made at least six months prior to the aforementioned expiry date. The license gives us the exclusive right to use 62 channels in the GSM 900 MHz range and 12 channels in the 1800 MHz range in Bucharest. At the request of MobiFon, the MCIT might supplement or reduce the allocated number of channels and radio frequencies allocated in the GSM 900 and GSM 1800 bands.

    The GSM frequency licenses contain provisions regarding coverage and quality obligations. The coverage requirements include having: (1) at a minimum, one base station installed and maintained in use in each county capital; (2) coverage area of a minimum of 50% of the territory; and (3) service availability minimum of 50% population coverage. In terms of quality obligations MobiFon has to provide the service 24 hour per day, 7 days per week and the call blocks and call drops over the radio path shall not exceed 2% at peak hours.

    The MCIT may suspend or withdraw the GSM frequency license in cases of serious breach by MobiFon of its obligations under the license or under applicable regulations.

    Czech Republic. A resolution of the Czech Republic government dated August 10, 1994 set out the principles of the national telecommunications policy and maintained Český Telecom's monopoly, until December 31, 2000, on the fixed-line long distance and international telephone services market. The same resolution also restricted competition in the fixed-line local telephone services market for the same period. In 1997, the Czech Republic became a signatory to the World Trade Organization Reference Paper on Telecommunications through its Additional Commitments to the Schedule on Basic Telecommunications Services, which committed the country to liberalizing its telecommunications market. Following this agreement, in April 1999, the Czech government adopted a resolution setting out the principles of a new national telecommunications policy. Among the main goals of this policy was the preparation of a Telecommunications Act to open the Czech Republic's telecommunications market to competition by December 31, 2001. The new Telecommunications Act came into force July 1, 2000.

    The Czech Telecommunications Office, or the CTU, constituted under the Act as the national regulatory authority, is responsible for telecommunications, including licenses, pricing and pricing policies and dispute resolution. As of January 1, 2003, responsibilities for telecommunications industry policies moved from the Ministry of Transport and Communications to the newly established Ministry of Informatics. The Telecommunications Act of 2000 is now currently under review by this Ministry, and is scheduled to be replaced, most likely in the second or third quarter of 2004, by a new Act on Electronic Communications, so as to harmonize applicable laws to those of the relevant EU Directives. The new Act, among other things, will redefine the framework for interconnection, co-location and universal service, and will mandate the terms and conditions of mobile number portability. Český Mobil has actively participated in the drafting process through an industry association, by providing comments on the proposed wording of the Act, and will pursue its efforts during the parliamentary process.

    In 2002, so as to more accurately reflect the language of the telecommunications Act, Český Mobil's GSM Authorization to operate its GSM network was replaced by two licenses. The "CTU decision 5379/2002-610 on granting of the telecommunications license to establish and operate public mobile telecommunication networks under the GSM standard" was issued on June 17, 2002, and the

    "CTU decision 8951/2002-610 on granting of the telecommunications license to provide the public telephone service through the public mobile telecommunication network" was issued on June 20, 2002. Both of these decisions came into force on November 13, 2002 following an appeal process, and the licenses are valid for a period of 18 years from the day on which the decisions came into force.

    Pursuant to these licenses, and the current Telecommunications Act, Český Mobil is entitled to provide the services throughout the whole territory of the Czech Republic and to conclude agreements with foreign entities in order to provide international telecommunications services from other countries to the Czech Republic and from the Czech Republic to other countries.

    Moreover, Český Mobil is obliged, (1) to adhere to respective legal regulations, measures and price decisions issued by the CTU, the numbering plan and the Czech National Standards, even those issued after the Decisions on the Telecommunication License came into force, (2) to provide the service in compliance with technical parameters corresponding to international recommendations and ETSI standards, and (3) to maintain the coverage of its public mobile network to 98.1% of the population of the Czech Republic, and comply with specific parameters of signal quality defined by the licenses.

    Český Mobil is required to fulfill all other obligations under the Telecommunication Act, such as to interconnect directly or indirectly with all operators in the market that request such interconnection, and to contribute, on an annual basis, to the Universal Service Obligation fund. CTU is entitled to restrict, suspend or terminate Český Mobil's licenses for a number of reasons, including in accordance with public interest or a material breach of the provisions of the licenses or Telecommunication Act.

    Furthermore, when the initial GSM Authorization was issued in 1999, Český Mobil had undertaken, under an agreement not forming part of the GSM Authorization, to construct the technological infrastructure required to provide internet access to schools and libraries throughout the Czech Republic by October 8, 2002. Český Mobil has submitted a comprehensive proposal to fulfill its obligation within the required deadline and negotiations were underway with different ministries to discuss the potential implementation of the proposal. As part of these discussions, Český Mobil extended its offer past the October 8, 2002 deadline on two different occasions, the last one requesting an answer from government prior to the end of February 2003, failing which Český Mobil would consider that it fulfilled its undertaking. Český Mobil has not received any official communication from the government on this subject since then.

Roaming Agreements

    MobiFon and Český Mobil are signatories of the GSM Memorandum of Understanding which is now known as the GSM Association. This association establishes common technology standards facilitating worldwide roaming. The roaming agreements allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network.

    Romania. As of May 1, 2004, MobiFon had negotiated roaming agreements with 252 operators in 112 countries and is continuing to negotiate additional roaming agreements. MobiFon's main objective is currently to increase the number of new roaming destinations for its subscribers, with a special emphasis on remote holiday destinations and Latin American countries. Also, in order to maximize roaming revenues, MobiFon has entered into arrangements with wireless operators in order to offer prepaid roaming to its subscribers. The prepaid roaming agreements allow MobiFon's Kamarad prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of May 1, 2004, MobiFon was offering its prepaid customers the ability to roam in 29 networks covering 17 countries. MobiFon is the first mobile operator in Romania to offer GPRS roaming services to its subscribers. As of May 1, 2004 MobiFon was offering its postpaid subscribers GPRS roaming services in 32 networks covering 20 countries.

    Czech Republic. As of May 1, 2004, Český Mobil had launched commercial roaming service with 147 operators in 75 countries, including all of the operators in its neighbouring countries. In addition, as of May 1, 2004, Český Mobil, like MobiFon, offered its prepaid subscribers the ability to roam in 94 networks covering 46 countries. Český Mobil does not yet offer GPRS roaming services to its subscribers.

Interconnection Agreements

    Romania. In August 1997, MobiFon signed an initial one-year interconnection agreement with RomTelecom. The agreement has been successively extended for additional 12-month periods. The agreement and the addenda subsequently entered into provide, among other things, for the settlement procedure and the exchange of traffic information between parties, the procedures for applying the fixed national mobile tariff and for the settlement method in case of possible differences due to exchange rate fluctuations, the access by users of either RomTelecom's or MobiFon's services of the services supplied on either network, subject to certain exceptions, and the settlement of the terms and conditions applying to services other than basic interconnection services through separate agreements. MobiFon also leases space in certain RomTelecom facilities where it locates technical equipment needed for interconnection. Such leasing is not subject to interconnection conditions but is rather the subject of separate agreements between the parties currently under negotiation. The parties have agreed that the lease rates shall, in the future, be included in the interconnection agreement.

    In 2003, the liberalization of Romanian telecommunications market ended RomTelecom's monopoly for international traffic to and from Romania, and as a result, MobiFon was no longer required to use RomTelecom as the sole source for carrying international traffic. In November 2002, MobiFon and RomTelecom concluded an amendment to the interconnection agreement whereby they terminated the provisions with respect to routing all international traffic through RomTelecom, effective after December 31, 2002. As a result, effective 2003, MobiFon entered into bilateral international interconnection agreements with international carriers including carriers based in Germany, Italy, Belgium and Austria. These agreements allow us to send and receive traffic to and from these carriers' customers, and generally provide better quality, service and contract terms than our prior agreement with RomTelecom. In October 2003 MobiFon entered into an agreement for providing services related to international traffic with Romtelecom and Radiocomunicatii S.A., or SNR.

    A December 2002 decision of the ANRC designated RomTelecom as a significant market power with respect to the access to public networks of fixed telephony. The decision imposed on RomTelecom an obligation to publish a Reference Interconnection Offer, or RIO, with an interconnection rate set by the ANRC. In February 2003 RomTelecom published the RIO.

    Another decision of the ANRC, issued in March 2003, designated MobiFon as a significant market power, or SMP, with respect to call termination into its own network. The decision imposes various obligations upon MobiFon in order to maintain transparency and non-discrimination in the interconnection market, including making publicly available the tariffs for all interconnection related services, offering equal interconnection conditions and related necessary information to all customers, maintaining separate accounts for interconnection related operations, and applying cost oriented tariffs for interconnection services. The decision also established the maximum interconnection rates at $0.11/min for 2003 and $0.10/min from January 1, 2004 until implementation of a long-term incremental cost calculation model later in 2004.

    Due to the changes in the regulatory environment resulting in the obligations imposed by the ANRC to both operators in 2003, MobiFon and RomTelecom are currently negotiating a new interconnection agreement based on RomTelecom's RIO and MobiFon's published interconnection rates.

    In October 2003, given both parties' SMP obligations regarding the level of the interconnection rate, the parties concluded an addendum setting new interconnection rates as follows:

  Connex: U.S.$0.11/min; and

  RomTelecom: € 0.0214/min for peak time and € 0.0197/min for off peak time.

    In the same addendum, MobiFon and RomTelecom agreed to extend the duration of the existing agreement until conclusion of the new interconnection agreement. In October 2003, MobiFon and RomTelecom also entered a bilateral agreement for providing services related to international traffic. The parties signed another addendum, effective January 1, 2004, setting the termination rate into the Connex network at the level of US $ 0.10 / min. due to MobiFon's SMP obligation with respect to maximum level of interconnection rates.

    On May 5, 1997, MobiFon concluded an initial "bill and keep" interconnection agreement with Orange which applied until May 12, 1999, when MobiFon entered into another interconnection agreement with an initial term of 12 months, extendable for additional 12 month periods. This interconnection agreement provides for the interconnection of MobiFon's network with that of Orange. Under this agreement, certain fixed charges or tariffs are payable by the parties according to the amount of call traffic that each party handles for the other. The agreement currently provides procedures for settlement and monthly traffic information exchanges and the availability of SMS between the two networks.

    In March 2003, Orange was also designated as a significant market power with respect to call termination in its own network. The same obligations of transparency, non-discrimination and maximum interconnections rates as those imposed on MobiFon were imposed on Orange as a result of the decision.

    Due to changes in the regulatory environment resulting from the obligations imposed by the ANRC on both operators in March 2003, Orange and MobiFon have entered into negotiations for a new interconnection agreement. The parties have agreed, as an addendum to the existing agreement, that on an interim basis, an interconnection rate of $0.11/min will be used. The new interconnection agreement will also specify that each party shall charge for the leased lines it has provided for ensuring interconnection. Based upon a further addendum dated September 15, 2003, MobiFon and Orange agreed to extend the duration of the existing agreement until completion of negotiations and conclusion of a new interconnection agreement. Applicable from 1st January 2004, the parties signed another addendum setting the termination rate at the level of US $ 0.10 / min. due to both parties' SMP obligations regarding the maximum level of interconnection rates.

    MobiFon also entered into an interconnection agreement with Cosmorom on March 20, 2000, for an initial term of 24 months, extendable for additional 24-month periods. This interconnection agreement provides for the interconnection of MobiFon's network with that of Cosmorom. Under this agreement, certain fixed charges or tariffs are payable by the parties according to the amount of call traffic that each party handles for the other. On April 12, 2001, MobiFon and Cosmorom entered into an addendum to the interconnection agreement providing for the availability of SMS between the two networks.

    In the context of SMP obligations imposed on MobiFon by the ANRC in March 2003, MobiFon proposed in November 2003 to Cosmorom that parties should sign an addendum to the existing interconnection contract for setting the interconnection rate into both networks at the level of $0.11/min (from $0.11/min during peak periods and $0.06/min during off peak periods). As Cosmorom did not accept MobiFon's proposal, MobiFon sent Cosmorom the required three-month notification letter for contract termination effective on March 20, 2004 and requested the start of negotiations for a new interconnection agreement asking for a bilateral flat rate of US$0.11/min. Applicable from 1st January 2004, the parties signed an addendum to existing agreement setting the termination rate into the Connex network as follows: US$0.10 - peak and US$0.06 - off peak due to MobiFon's SMP obligation regarding maximum level of interconnection rate. The parties have now agreed to extend the existing interconnection agreement to the end of July 2004, using a US$0.10/min rate for all traffic terminating on the Connex network.

    MobiFon entered into an interconnection agreement with Telemobil, the NMT operator, on March 20, 2001, with an initial term of 24 months, extendable for additional 24 month periods, setting the interconnection rate at $0.12/min. On August 9, 2002, MobiFon and Telemobil entered into an addendum to the interconnection agreement providing for the availability of SMS between the two networks at the rate of $0.03/SMS. On May 26, 2003, in the context of the ANRC March 2003 decision, MobiFon and Telemobil entered into a further addendum setting the interconnection rate at $0.11/min, effective June 1, 2003. On September 15, 2003, MobiFon and Telemobil concluded another addendum extending the term of the existing agreement until completion of negotiations and conclusion of a new interconnection agreement. The parties signed another addendum, effective January 1, 2004, setting the termination rate into Connex network at the level of US$0.10/min due to MobiFon's SMP obligation with respect to maximum interconnection rates.

    MobiFon has also recently entered into interconnection agreements with a number of new local operators at a rate of US$0.10/min for calls terminating on the MobiFon network and rates ranging from US$0.02 min to US$0.04/min for calls terminating on these parties networks. These local operators include Atlas Telecom, RDS, SNR, NetMasters Communications SRL and Adisam Telecom SA.

Czech Republic. Český Mobil is directly or indirectly interconnected with all major operators in the Czech telecommunications market. This list of directly interconnected parties includes: Český Telecom, Aliatel, GTS, Contactel, Pragonet, Český Radiokomunikace, Czech On Line, Tele 2 and Etel, each of which provides fixed line services in the Czech markets and Eurotel and T-Mobile, who are the other two mobile operators in the market. Due to the current regulatory requirements, Český Mobil will have to interconnect directly with other licensed alternative operators that request change from indirect to direct interconnection.

    Since 2001, Český Mobil has been actively lobbying with the CTU to bring traditionally high interconnection rates closer to the true costs of providing mobile call termination services. On November 27, 2001, the CTU issued a price decision establishing a fully allocated cost-based methodology for setting interconnection rates for calls terminating in mobile networks, as well as establishing a maximum rate of 3.66 Korunas per minute. This represented a 43% decrease compared to the previous rate. As the traffic exchanged between Český Mobil and its two competitors (Eurotel and T-Mobile) has not been balanced and works to Český Mobil's disadvantage, such rate reduction has had a significant positive impact on Český Mobil's net position on interconnection payments to other mobile networks. Furthermore, on March 18, 2004, the CTU issued a new Price decision setting a maximum rate of 3.19 Korunas per minute for calls terminating on mobile networks.

    On September 3, 2002, the CTU issued a new price decision setting the interconnection rates for calls terminating into fixed networks based on a version of the long-run incremental cost model, or LRAIC. This resulted in a 22% decrease of the rates compared to the previous blended interconnection rate. Furthermore, on January 8, 2004, the CTU issued a new price decision setting the interconnection rates in the fixed network, which resulted in a further 20% decrease over the previous rates. Although this new LRAIC methodology has not been implemented as of yet in mobile networks, it is expected that the CTU will adopt a similar costing method in the near future, which may lead to additional decreases in the level of mobile interconnection rates, and thus further improve our net position on interconnection payments. Český Mobil is advocating for the regulator to mandate the use of a similar methodology to established interconnection rates for calls terminating in mobile networks as soon as practicable.

Co-shareholders

    Romania. Our partners in MobiFon are Vodafone Europe B.V., holding a 20.1% equity interest, Deraso Holding B.V., a group of financial investors led by J.P. Morgan Partners, LLC, holding a 14.4% equity interest and certain other minority investors, together holding a 2.0% equity interest in MobiFon.

    Czech Republic. Our interest in Český Mobil is held through TIW Czech. Our partners in TIW Czech are large financial investors, including J.P. Morgan Partners, EEIF Czech N.V. and Emerging Infrastructure Fund C.V. Our subsidiary ClearWave holds a 50.8% voting interest and 27.1% equity interest in TIW Czech, with the financial investors holding the remaining 49.2% voting and 72.9% equity interest. TIW Czech holds a 99.87% direct interest in Český Mobil. United Pan-Europe Communications N.V. holds the remaining 0.13% interest.

Liquidity Agreements

    ClearWave Liquidity. ClearWave and other members of our group have entered into agreements with our co-shareholders in TIW Czech, as well as with certain minority shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, to allow these parties to participate in certain transactions that create liquidity for ClearWave's shares. Two types of events trigger tag-along rights for these co-shareholders under the agreements: (1) sales by Telesystem International Wireless Corporation N.V., or TIWC, a wholly-owned subsidiary of TIW, of shares of ClearWave pursuant to a bona fide arms' length transaction for cash or liquid stock; or (2) certain types of public sales of shares of ClearWave or its successor company.

    Accordingly, such co-shareholders would have the right to participate in the particular transaction on terms as close as possible to those applicable to TIWC or ClearWave by selling all or part of their shares in TIW Czech and MobiFon. ClearWave and TIWC also have drag-along rights, under certain conditions, to require such co-shareholders to participate in a transaction that creates liquidity for ClearWave's shares.

    MobiFon Liquidity. Pursuant to an amended and restated exit agreement dated May 3, 2001, in the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, may require TIWC or, at TIWC's option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation and shall be payable, at our option, in cash or in our marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria. The exit agreement states that the sole obligation of the minority investors in the event that they exercise this right shall be to transfer good title to their MobiFon shares free from any pledge, lien or other encumbrance. Amounts due under MobiFon's senior credit facility are secured by security interests in, among other things, MobiFon's share capital held by all MobiFon's shareholders. See "Description of Existing Indebtedness".

    TIW Czech Liquidity. Under the terms of the unanimous shareholders' agreement for TIW Czech, the shareholders of that company set a horizon of five years from their initial investment to seek liquidity. Accordingly, the contractual arrangements contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave within five years. If such an offering cannot be achieved within that time frame and shareholders of TIW Czech have not otherwise achieved liquidity through the exercise of their tag-along rights or the exercise by us of our drag-along rights in the context of a ClearWave liquidity event as previously mentioned, then, at any time after December 3, 2004, the TIW Czech shareholders shall initiate an orderly sale process of TIW Czech, unless shareholders of TIW Czech holding 80% of the equity decide otherwise. In that event, TIW Czech must use its best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms.

Environment

    We are subject to certain local, regional, national and foreign laws and regulations governing environmental protection. Such laws and regulations impose strict requirements for the use, management and disposal of hazardous substances. We believe that we are in substantial compliance with existing environmental laws and regulations and do not expect the costs of complying with environmental laws to have a material impact on our capital expenditures, earnings or competitive position in the foreseeable future. As requirements in the countries in which we operate become more stringent, however, we may become subject to increasingly rigorous requirements governing fuel storage for our back-up power supply, investigation and cleanup of contaminated properties on which our towers are located, and emissions of, and human exposure to, radio frequency emissions.

Employees

    Romania. As of December 31, 2003, MobiFon had a total of 1,856 employees, of whom 780 were employed in customer service, 373 were in our engineering department, 185 were employed in information systems, 311 were in our sales and marketing department and 207 were employed in general administration. None of MobiFon's employees are subject to collective bargaining agreements. MobiFon believes that it enjoys good relations with its employees.

    Czech Republic. As of December 31, 2003, Český Mobil had a total of 1,453 employees, of whom 490 were employed in customer service, 235 were in our engineering department, 140 were employed in information systems, 423 were in our sales and marketing department and 165 were employed in general administration. None of Český Mobil's employees are subject to collective bargaining agreements. Český Mobil believes that it enjoys good relations with its employees.

Property

    Head Office. We sublease approximately 810 square meters of office space in Montreal from Telesystem Ltd. for an annual rent of approximately Cdn$385,000, including furniture.

    Romania. MobiFon leases approximately 9,500 square meters of office space for its head office in Bucharest for approximately $3.3 million annually, including operating expenses. MobiFon also currently leases various properties for the operation of its network and other purposes related to its business for approximately $29.3 million per year.

    Czech Republic. Český Mobil leases approximately 15,192 square meters of office space for its head office in Prague for approximately $3.1 million including operating expenses, cleaning and security. Český Mobil also currently leases various properties for the operation of its network and other purposes related to its business for approximately $34.5 million per year.

INDIAN OPERATIONS

    As at December 31, 2003, we also held, indirectly, an interest in Hexacom India Limited, a cellular operator in India in the State of Rajasthan. We disposed of this interest subsequent to year end. At December 31, 2003, Hexacom India Limited had 203,200 subscribers.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    Incorporated by reference in this Form 20-F is our "Operating and Financial Review and Prospects" filed with the United States Securities and Exchange Commission as Exhibit 99.1 to our Form 6-K dated March 5, 2004 and with securities commissions and other similar authorities in Canada.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES DIRECTORS AND SENIOR MANAGEMENT TIW

Board of Directors

    The following table and notes thereto set out as at May 19, 2004:

  the name of each individual serving as a director until the next annual meeting or until the office is otherwise vacated;

  all other positions and offices with us now held by each such individual, if any;

  the principal occupation or employment of each director; and

  their respective periods of service as a director.

    All of the directors listed below were elected at our annual and special meeting of shareholders held on May 4, 2004 with the exception of Thierry Baudon who was appointed on May 6, 2004 by the Board of Directors subsequent to the meeting in accordance with our by-laws and François Laurin appointed in replacement of Daniel Cyr on May 6, 2004. We have no service contracts with the directors. Certain members of our Board of Directors were appointed pursuant to an investors rights agreement that we describe in more details under the caption "Related Party Transactions" of Item 7 of this Form 20-F.

Name and Position or Office with TIW	Principal Occupation or Employment	Director Since
CHARLES SIROIS (2)	Chairman of the Board and Chief Executive	March 1997
Director and Chairman of the Board	Officer, Telesystem Ltd. (a privately owned
holding company)

THIERRY BAUDON	. Chief Executive Officer of Emerging Markets	May 2004
Director	Partnership (Europe) Ltd. and Managing
Director of Emerging Markets Partnership (an
international private equity firm)

JACQUES A. DROUIN (2)	Managing Director, Lazard Brothers & Co.	March 1997
Director	Limited (an investment bank) and Canada
Country Head based in London, England

MICHAEL R. HANNON (1)	Partner J. P. Morgan Partners, LLC	March 2002 (3)
Director	(a private equity organization)

C. KENT JESPERSEN (1)	Chairman of the Board, La Jolla Resources	March 1999
Director	International Ltd. (an international advisory
and investment company)

FRANCOIS LAURIN (1)	Vice-President, Investments, CDP Capital	May 2004 (4)
Director	Communications (a fund manager)

JONATHAN CHARLES C. MEGGS (2)	Partner J. P. Morgan Partners Europe Ltd.	March 2002
Director	(a private equity organization)

CHRISTIAN SALBAING (2)	Managing Director, European	December 2003
Director	Telecommunications for Hutchison Europe
Telecommunications

__________

  Member of our audit committee.
  Member of our human resources and compensation committee.

  Mr. Hannon had been a member of our Board of Directors from May 2000 until his resignation on August 13, 2001. He was reappointed a director in March 2002.

  Mr. Laurin had been a member of our Board of Directors from May 2003 to September 2003. He was re-appointed in May 2004.

    Thierry Baudon is Chief Executive Officer of Emerging Markets Partnership (Europe) Ltd. and Managing Director of Emerging Markets Partnership (an international private equity firm) since 1999. Prior to joining Emerging Markets Partnership, Mr. Baudon was the Director of the International Finance Division in the Suez-Lyonnaise des Eaux Group, responsible for structuring large-scale transactions involving project finance and private equity in emerging market countries. Prior to joining Suez-Lyonnaise des Eaux in 1995, Mr. Baudon was Deputy Vice President and a Member of the Operations Committee of the European Bank for Reconstruction and Development ("EBRD"). Prior to joining EBRD in 1991, Mr. Baudon spent ten years in the World Bank Group, holding various senior positions.

    Jacques A. Drouin is Managing Director of Lazard & Co., Limited and Country Head for Canada in London, United Kingdom. Prior to joining Lazard in 2000, Mr. Drouin was Director and Country Head for Canada of J. Henry Schroder & Co. Limited from 1994 to 2000, Chairman and Chief Executive Officer of The Laurentian Group Corporation from 1989 to 1994 and President and Chief Executive Officer of The Laurentian General Insurance Corporation Inc. from 1983 to 1989. Mr. Drouin is a director of SNC Lavalin Group Inc., a member of the international Advisory Board of McGill University School of Business, and a member of the Order of Engineers of Quebec, and a Fellow of the Institute of Management Consultants. Mr. Drouin holds a Bachelor's degree of Applied Science in Engineering from the University of Montreal and a Master of Business Administration degree from McGill University.

    Michael R. Hannon is a Partner of J.P. Morgan Partners LLC, the private equity affiliate of J.P. Morgan Chase & Co. Prior to joining J.P. Morgan Partners in 1988, Mr. Hannon was with Morgan Stanley & Co. Mr. Hannon is the co-head of the technology, media, and telecommunications investment area at J.P. Morgan Partners, has led investments in many firms in this sector, and currently serves on the boards of several privately held companies. He holds a B.A. from Yale University and a Master of Business Administration degree from Columbia Business School.

    C. Kent Jespersen is Chairman of La Jolla Resources International Ltd. From 1997 to 1998, Mr. Jespersen was President and Chief Executive Officer Elect of Nova Energy Services. From 1994 to 1997, Mr. Jespersen served as President of NOVA Gas International Ltd. and Senior Vice-President of NOVA Corporation. From 1993 to 1994, Mr. Jespersen was President of NOVA Gas Services Ltd. and from 1992 to 1993, he served as Senior Vice-President, Corporate Development of NOVA Corporation. From 1984 to 1992, Mr. Jespersen was President and Director of Foothills Pipe Lines Ltd. Mr. Jespersen also serves on the boards of directors of Axia Net Media Corporation, Bow Valley Energy, Trans Alta Corporation and Matrikon Ltd. and he is Chairman of the Board of CCR Technologies Ltd., Vista Midstream Solutions and Geac Computer Corporation Limited.

    Francois Laurin, CA, CFA, is Vice-President Investments at Capital Communication CDPQ Inc., the telecommunications private equity arm of Caisse de dépôt et placement du Québec. Mr. Laurin has extensive financial expertise as a senior executive in the telecommunications, broadcasting and transportation industries. He has been involved in the reporting, financing, planning, acquisitions and divestitures aspects of corporate finance as well as the various financial operations of both service and manufacturing businesses. Prior to joining Capital Communication CDPQ in April 2003, he was vice-president controller of Bombardier Transportation since 2001 and from 2000 to 2001 he was Vice-President, Finance and administration at Microcell i5, a start-up operation in Internet solutions for mobile handsets. Prior to that, Mr. Laurin held positions at Teleglobe Inc. as corporate controller from 1992 to 1995 and as Vice-President, Finance and Controller from 1995 to 2000. Mr Laurin earned a Bachelor of Commerce degree in Accounting and Finance and a graduate diploma in accounting at McGill University. He is a member of the Ordre des Comptables Agréés du Québec, the Canadian Institute of Chartered Accountants and the Association for Investment Management and Research.

    Jonathan Charles Carter Meggs is a Partner of J.P. Morgan Partners LLC, the private equity affiliate of J.P. Morgan Chase & Co. Mr. Meggs is based in London and Group Head of the business in Europe. Prior to joining J.P. Morgan Partners in 1996, Mr. Meggs was a Director of the Chase Manhattan Bank, N.A. responsible for mezzanine and equity investments. Mr. Meggs has held many board seats and directorships in companies on behalf of J.P. Morgan Partners in a variety of industries including telecommunications and financial services. Mr. Meggs has a BSc (Hons) in Physics from Bristol University in the UK.

    Christian Salbaing is Managing Director - European Telecommunications, for Hutchison Europe Telecommunications, Luxembourg, Hutchison Whampoa's main holding company for its 3G ventures in Europe. Mr. Salbaing is also Executive Vice-Chairman of H3G S.p.A (Italy) and a member of the board of directors of Hutchison's 3G holding and operating companies in the United Kingdom, Italy, Sweden, Denmark, Norway and Austria, as well as a director of Vidiator Technology Inc., a Seattle-based provider of multimedia trans-coding and streaming solutions. Mr. Salbaing is a member of the Bars of the Province of Québec, California and the U.S. District Court for Northern California, as well as France. Prior to 2001, Mr. Salbaing practiced as an international mergers and acquisitions lawyer with major international law firms.

    Charles Sirois is Chairman of the Board, Chief Executive Officer and controlling shareholder of Telesystem Ltd. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc. From 1988 to 1990, Mr. Sirois was Chairman of the Board and Chief Executive Officer of BCE Mobile Communications Inc., and prior to that he was Chief Executive Officer of two of the companies that formed BCE Mobile, National Pagette Ltd. and National Mobile Radio Communications Inc. He is currently a director of the Canadian Imperial Bank of Commerce and the CGI Group Inc. Mr. Sirois is also a member of the Business Council on National Issues, and is a founding member of the Washington-based Global Information Infrastructure Commission. Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in April 1998. Mr. Sirois holds a Bachelor's degree in Finance from the University of Sherbrooke and a Master's degree in Finance from Laval University.

Board Practices

    Reproduced below is the section entitled "Statement of Corporate Governance Practices" included in our Notice of Annual and Special Meeting and Management Proxy Circular dated March 26, 2004 filed with the United States Securities and Exchange Commission on Form 6-K on April 1, 2004 and incorporated by reference as Exhibit 14.2 hereto and filed with securities commissions and other similar authorities in Canada.

Background

    The Board of Directors considers good corporate governance to be important to the effective operations of the Corporation. In 1997, the Board of Directors formed the Nominating and Corporate Governance Committee responsible for, among other things, monitoring the Corporation's corporate governance practices in relation to the Guidelines adopted by the TSX (the "Guidelines") and overseeing disclosure obligations related thereto. In 2002, following the implementation of the Corporation's equity recapitalization plan, the functions of the Nominating and Corporate Governance Committee were divided between the Audit Committee and the Human Resources and Governance Committee.

    Since November 2002, the Corporation has conducted a significant review of its corporate governance policies and practices. The Board of Directors and Management reviewed the Corporation's corporate governance policies in light of existing and proposed corporate governance requirements and best practices standards in Canada and the United States. In addition to the corporate governance guidelines set out in the Guidelines, the Corporation is subject to many of the provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and related rules of the U.S. Securities and Exchange Commission, proposed rules of the Canadian Securities Administrators regarding both audit committees and the certification of certain annual and interim filings and the new governance standards of the NASDAQ Stock Market. The TSX has also proposed revised corporate governance guidelines, which however, will likely be replaced by a new policy of the securities commissions in Canada. Although certain of these governance initiatives are not yet in force, or, in the case of the SOX, may not be completely applicable to non-U.S. corporations, the Corporation is, to the extent possible, working towards compliance with all of the applicable final standards. In this regard, since November 2002, the Board of Directors took the following actions:

  Reviewed and updated the charter of the Audit Committee;
  Reviewed and updated the charter of the Human Resources and Governance Committee;
  Implemented a disclosure policy in conformity with the requirement of SOX;
  Adopted a Code of Business Conduct which includes updated versions of the Corporation's:

    Foreign Corrupt Practices Act Compliance Guidelines;
    Confidentiality, Loyalty, Non-Solicitation and Non-Compete Agreement;
    Information Systems/Information Technology Securities Policies, Procedures and Guidelines;
    Policy Concerning the Use of Inside Information;
    Delegation of Authority; and
    Conflict of Interest Report; and

  Adopted a whistle-blower memorandum allowing direct anonymous access to the Board of Directors for employees of the Corporation.

    All employees are required to sign a statement of compliance with respect to the Code of Business Conduct of the Corporation. Furthermore, given the ongoing developments and trends in corporate governance in Canada and the United States, the Corporation continues to review on a regular basis its various internal policies and procedures to ensure compliance with all applicable final standards and best practices.

    The corporate governance framework of the Corporation also features an investor rights agreement among the Corporation's major shareholders (the "Major Shareholders") which provides for proportionate representation rights, including in favour of minority shareholders, on the Board of Directors and setting out certain principles of corporate governance (the "Investor Rights Agreement"). It is expected that Caisse de dépôt et placement du Québec will, directly or through its affiliate, become a party to the Investor Rights Agreement on or before June 30, 2004 as a result of the exchange of the debenture it holds in Telesystem for Common Shares. Pursuant to the Investor Rights Agreement, the Corporation agreed to maintain the size of its Board of Directors at eight members and allow Major Shareholders to present for appointment between one and two nominees on the Board of Directors, depending on their level of equity interest in the Corporation. Any candidate, other than those nominees of the Major Shareholders, is required by the Investor Rights Agreement to be independent not only of the management of the Corporation but also of the Major Shareholders. In addition, the Investor Rights Agreement requires that certain major decisions be approved by no less than two-thirds or, in certain cases, three-quarters of the votes cast by the directors present and eligible to cast votes at a duly constituted meeting of the Board of Directors. The decisions requiring the approval of two-thirds of the votes include, among other things, (i) security issuances, (ii) debt incurrence or pledging of assets, (iii) creation of subsidiaries and (iv) execution of any contract with a related party for an amount in excess of Cdn$200,000. The decisions requiring the approval of three-quarters of the votes include, among other things, (i) business plan approval or amendment, (ii) repurchase of debt, (iii) investment, acquisition, capital expenditure or development projects and (iv) termination of employment or hiring of executive officers.

    Under the Investor Rights Agreement, each Major Shareholder agreed to vote in favor of the nominees put forward for election on the Board of Directors by the other Major Shareholders. The nominees of the Major Shareholders on the Board of Directors are: Thierry Baudon, François Laurin, Michael R. Hannon, Christian Salbaing, Jonathan Charles Carter-Meggs and Charles Sirois. The following disclosure sets out the Corporation's corporate governance practices which conform with the Guidelines unless specifically noted otherwise.

Role and Responsibilities of the Board

    The Board of Directors oversees the conduct and supervises the management of the business and affairs of the Corporation pursuant to the powers vested in it by the Canada Business Corporations Act and in accordance with the requirements of the Canada Business Corporations Act. The Board of Directors holds regular meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

    Before the start of every financial year, the Board of Directors receives and approves an annual budget and business and strategic objectives submitted by the President and Chief Executive Officer.

    In addition to those matters requiring the Board of Directors' approval pursuant to law or the Corporation's articles and by-laws, the Board of Directors decides on significant matters such as those provided for in the Investor Rights Agreement.

Composition of the Board

    The Board of Directors is currently comprised of eight directors and believes that its size enables it to conduct its meetings and take decisions effectively and efficiently. All directors are independent of Management and all directors are "unrelated directors", defined in the Guidelines as directors who are independent of Management and free from any interest and any business or other relationship, other than interests and relationships arising from shareholding, which would, or could reasonably, be perceived to materially interfere with the director's ability to act in view of the Corporation's best interest. Although the Board of Directors considers all of its members to be unrelated directors, as defined in the Guidelines, it notes that Jonathan Charles Carter-Meggs and Michael R. Hannon are Partners and employees of J.P. Morgan Partners, LLC, which entity, through certain of its affiliates, holds an equity interest in one of the Corporation's co-shareholder in MobiFon S.A. J.P. Morgan Partners, LLC is also a co-shareholder, through certain of its affiliates, in TIW Czech N.V., which entity holds the Corporation's interest in Český Mobil a.s., as well as a lender under Český Mobil's senior credit facility. Such relationships do not, in the normal course of business, interfere with these directors' abilities to act in view of the best interests of the Corporation. However, if a conflict of interest were to arise from these relationships under particular circumstances, measures would be taken as required by the Corporation's governing law to ensure that the best interest of the Corporation are adequately represented. The Corporation has no shareholder with the ability to exercise a majority of the votes for the election of the directors.

Committees

    The Audit Committee reviews the Corporation's annual and interim financial statements before they are approved by the Board of Directors, oversees Management reporting on internal audits and controls and reviews the Corporation's accounting systems and external audit plan. Also in 2002, the Audit Committee began monitoring the Corporation's corporate governance practices and more specifically its compliance with stock exchange and securities commissions disclosure requirements. The Audit Committee also has direct communication channels with internal and external auditors to discuss and review specific issues as required. The Audit Committee is comprised of three outside directors, all of whom are unrelated. Members of the Audit Committee are currently François Laurin, Michael R. Hannon and C. Kent Jespersen (Chair).

    The principal mandate of the Human Resources and Governance Committee is to review and make recommendations to the Board of Directors in connection with the appointment and remuneration of officers of the Corporation and of its subsidiaries, including the Chief Executive Officer. In addition, the Committee makes recommendations to the Board of Directors with respect to grant under the Employees Stock Option Plan and under the Restricted Share Unit Plan. The Committee also reviews and approves the design and competitiveness of the Corporation's total compensation policy, architecture and plans, including the mix between cash and incentive compensation. It is responsible for reviewing and making recommendations with respect to all human resources matters relating to the officers and employees of the Corporation. The responsibilities of the Human Resources and Governance Committee that deal with matters of corporate governance include to assist the Audit Committee in monitoring the Corporation's approach to corporate governance, to annually recommend the members proposed for election to the Board of Directors as well as the membership and chairs of the Committees of the Board of Directors, to develop a process to periodically review the functioning of the Board of Directors and conduct a periodic review of the powers, mandates and performance of committees of the Board of Directors. The Human Resources and Governance Committee is also in charge of periodically reviewing the effectiveness of the Corporation's policies, guidelines and manuals in relation to governance matters, other than those pertaining to disclosure requirements, which are the responsibility of the Audit Committee, and make recommendations to the Board of Directors to ensure compliance with best practices on such matters. The Human Resources and Governance Committee is composed of four outside directors, all of whom are unrelated. Members of the Human Resources and Governance Committee are currently Jacques A. Drouin (Chair), Christian Salbaing, Jonathan Charles Carter-Meggs and Charles Sirois. Composition of the Committee is subject to modification following the Meeting.

Measures for Receiving Shareholders' Feedback and Dealing with their Concerns

    In addition to its required public filings, the Corporation regularly communicates with its shareholders and the investment community by means of its quarterly and annual reports as well as press releases issued as appropriate from time to time. Annual meetings allow shareholders to ask questions directly to the President and Chief Executive Officer as well as to other senior executive officers.

The Board of Directors' Expectations of Management

    The Board of Directors expects Management to meet the following basic objectives: (i) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally, and on any specific matters that it considers of significant material consequence for the Corporation and its shareholders; (ii) take timely action and make all appropriate decisions required by the Corporation's activities in accordance with all applicable requirements or obligations and within the framework of the corporate policies in effect, with a view to enhancing shareholder value; (iii) conduct a comprehensive annual budget process and monitor closely the Corporation's financial performance in conjunction with the annual budget approved by the Board of Directors; and (iv) review on an on-going basis the Corporation's strategies and their implementation taking into account changes to the Corporation's business environment.

Executive Officers

    The following table sets out information concerning our corporate officers, including name and position with us.

Name	Position
Bruno Ducharme	President and Chief Executive Officer
André Gauthier	Vice-President and Chief Financial Officer
Jacques P. Langevin	Senior Human Resources Officer
Margriet Zwarts	General Counsel and Secretary

    Bruno Ducharme is our President and Chief Executive Officer, and is a co-founder of TIW. Prior to May 1997, Mr. Ducharme was President and Chief Executive Officer of Telesystem International Wireless Services Inc. since 1994. Mr. Ducharme holds a Bachelor's degree in Civil Law from McGill University, a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania and a Master's degree in International Relations from the University of Pennsylvania.

    André Gauthier is our Vice-President and Chief Financial Officer. Prior to June 2001, Mr. Gauthier was our Vice-President, Finance, and Treasurer. Prior to May 1999, Mr. Gauthier was our Vice-President and Controller, and, prior to May 1997, was

    Controller of Telesystem International Wireless Services since 1994. From 1988 to 1994, Mr. Gauthier held successive positions, including Director, Finance and Administration, at Cosmair Canada Inc., a cosmetics manufacturer. Prior to 1988, Mr. Gauthier was a Senior Manager at Ernst & Young in Montreal. Mr. Gauthier holds a Bachelor's degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

    Jacques Langevin is our Senior Human Resources Officer. Prior to joining TIW in February 1999, Mr. Langevin was Vice-President, Human Resources, with Tricon Restaurants International in Asia form 1997 to 1999. From 1992 to 1995, he was Area Director, Human Resources (Asia-Pacific) and, in 1996, Regional General Manager (Central and Northern China) with Avon Products Inc. Previously, Mr. Langevin was with Avon Canada Inc., first as Director, Legal Affairs, and then as Vice-President, Human Resources and Corporate Affairs. Mr. Langevin's earlier career was in a private practice with Lavery O'Brien & Associates, in Montreal. Mr. Langevin holds a Bachelor of Civil Law degree (L.L.L.) from the University of Sherbrooke and holds a Bachelor of Arts degree with Honors in Political Science from Concordia University. Mr. Langevin left his position with TIW in February 2004 and returned in May 2004.

    Margriet Zwarts is our General Counsel and Secretary. Prior to her appointment in March 1998, she was in private practice, initially with the law firm Martineau Walker and from 1989 with the law firm Ogilvy Renault, where she was a partner from 1991. She holds Bachelors degrees in Civil Law and in Common Law from McGill University. Mrs. Zwarts is a member of the board of directors of Export Development Canada and she is a member of the Quebec Bar and the Law Society of Upper Canada.

COMPENSATION OF DIRECTORS AND OFFICERS

    Reproduced in this section, with applicable adjustments to reflect certain resolutions passed by our shareholders in May 2004, are extracts taken from our Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 26, 2004 furnished to the United States Securities and Exchange Commission on Form 6-K on April 1, 2004 and incorporated by reference as Exhibit 14.2 hereto and filed with securities commissions and other similar authorities in Canada.

    For the year ended December 31, 2003, an aggregate amount of Cdn$9,964,142 was paid to the members of the Board of Directors of the Corporation and to the executive officers of the Corporation and its subsidiaries, including compensation for salary, bonuses and benefits. In 2003, 5,589,190 options were granted to executive officers of the Corporation and 86,441 options to directors of the Corporation under the Corporation's Employees Stock Option Plan (the "Employees Stock Option Plan"), including the November 2002 Option Grants, as defined, and the December 2003 Option Grants, as defined. See "Compensation of Directors and Executive Officers - Option and Unit Grants in Last Financial Year". As of December 31, 2003, no amounts had been set aside for pension and retirement benefits for directors and executive officers.

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

Compensation of Named Executive Officers

    The table below shows certain compensation information for Mr. Bruno Ducharme, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2003 (collectively, the "Named Executive Officers"). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

	Summary Compensation Table
		Annual Cash Compensation			Long-Term Compensation
				Other			Long-Term
				Annual		Restricted	Incentive
				Compen-		Shares or	Program	All Other
Name and Principal		Salary	Bonus(1)	sation	Securities Under	Share Units	Payouts	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$) (2)	Options/Units (#)	(#)	(Cdn$)	(Cdn$)
Bruno Ducharme	2003	500,000	584,375	-	1,803,388 (3)	500,000 (7)	3,956,138 (8)	-
President and Chief	2002	500,000	350,000	-	1,620,000 (4) / 810,000 (5)		-	-
Executive Officer	2001	500,000	100,000	-	-	-	-

Mario Bertrand (2)	2003	279,173	201,005	202,461	357,959 (3)	-	1,649,395 (8)
President,	2002	279,173	134,226	305,089	500,537 (4) / 250,000 (5)	-	-	-
Telesystem (Antilles)	2001	279,173	63,652	256,775	1,475	-	-	-
Corporation N.V.
James J. Jackson (6)	2003	269,184	120,290	191,700	411,133 (3)	7,492 (7)	1,027,909 (8)
Chief Financial	2002	202,209	81,136	332,113	335,000 (4) / 167,500 (5)	-	-	-
Officer, MobiFon	2001	115,170	68,756	238,477	-	-	-	-
S.A.
Karla Stephens (9)	2003	246,179	112,512	169,933	370,776 (3)	6,743 (7)	921,070 (8)
Chief Operating	2002	184,927	102,773	324,815	300,000 (4) / 150,000 (5)	-	-	-
Officer, Český Mobil	2001	173,636	86,384	346,602	-	-	-	-
a.s.
Alexander Tolstoy (9)	2003	416,314	250,652	327,340	1,126,817 (3)	68,000 (7)	3,178,743 (8)
Chief Executive
Officer of Cesky	2002	312,736	170,629	579,037	780,000 (4) / 390,000 (5)	-	-	-
Mobil a.s. and	2001	298,555	222,125	709,913	-	-	-	-
MobiFon S.A.

  Bonus awards are paid in cash in the year following the financial year for which they are awarded.

  Represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.

  Indicates the number of options granted under the Corporation's Employees Stock Option Plan in 2003, including the November 2002 Option Grants, as defined, and the conditional and subsequently confirmed option grants of December 2003, as defined. See "Compensation of Directors and Executive Officers - Option and Unit Grants in Last Financial Year". No Performance Units were granted in 2003 and those granted in 2002 were cancelled in 2003 (see note (5) below).

  Indicates the number of options granted under the Corporation's Employees Stock Option Plan in 2002, excluding the November 2002 Option Grants, as defined but including the conditional and subsequently confirmed option grants of November 2001. See "Compensation of Directors and Executive Officers - Option and Unit Grants in Last Financial Year". Out of these options grants, the following number of options were forfeited in 2003 in the case of each of the following individuals: Mr. Ducharme, 840,000 options forfeited; Mr. Bertrand, 260,000 options forfeited; Mr. Jackson, 175,000 options forfeited; Mr. Tolstoy, 400,000 options forfeited; Ms. Stephens, 160,000 options forfeited.

  Indicates the number of units granted under the Corporation's Performance Unit Plan in 2002, including the November 2001 Unit Grants, as defined. These units were all cancelled when the November 2002 and December 2003 Option Grants, as defined, were completed. See "Compensation of Directors and Executive Officers - Option and Unit Grants in Last Financial Year ".

  Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.

  Restricted Share Units conditionally granted under a Restricted Share Unit Plan and subsequently approved by the Shareholders at the Annual and Special Meeting in May 2004.

  Includes the value realized on the exercise of options under the Corporation's Employees Stock Option Plan and cash payouts made under the Corporation's Special Cash Incentive Plan (see Report on Executive Compensation by the Human Resources and Governance Committee).

  Mr. Tolstoy and Mrs. Stephens are married to each other.

Stock Option Plans for Directors, Senior Executives and Key Employees

    On April 30, 1997, the Corporation established the Employees Stock Option Plan. All of the options granted under the Employees Stock Option Plan to acquire Common Shares may be exercised within a maximum period of five years following the date of grant. Options may be exercised as follows: (i) options granted under the plan to employees and officers are exercisable after the first anniversary of the date of grant as to one-third of the optioned shares, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third of the optioned shares and are exercisable as to 100% upon a change of control of the Corporation; (ii) options granted under the plan to directors are exercisable after the first anniversary of the date of grant as to 100% of the optioned shares. All options are granted at a price not lower than the market price of the Common Shares on the day preceding the date of grant. Any option granted pursuant to the Employees Stock Option Plan will lapse 30 days after the holder thereof ceases to be a director, officer or employee of the Corporation (or within 90 days if the holder is dismissed without cause). In the event of death, retirement or disability, any option held by the optionee lapses twelve months after the date of any such death, retirement or disability. If an option holder's employment or office with the Corporation is terminated within 18 months of a change of control of the Corporation, his or her options will be exercisable during a period of 12 months following such termination. The maximum number of Common Shares that are currently issuable under the Employees Stock Option Plan is 10,000,000 Common Shares. The maximum number of Common Shares that may be optioned in favor of any individual is 3% of the issued and outstanding shares from time to time.

    On April 30, 1997, the Corporation also established the Directors Stock Option Plan. Since March 5, 2002, directors are now eligible participants under the Employees Stock Option Plan. Therefore, it is not expected that options will continue to be granted under the Directors Stock Option Plan.

Performance Unit Plan

    On November 15, 2001, the Board of Directors, on the recommendation of the Human Resources and Governance Committee, approved a Performance Unit Plan. Under the Performance Unit Plan, units were issuable to certain holders of options granted under the Employees Stock Option Plan. Units gave right, upon a change of control of the Corporation, to the payment in cash of the difference between the then market price of the Common Shares of the Corporation and the threshold price of the units. Unless a change of control occurs before such dates, units were to expire on the earlier of November 15, 2006 and the participant's date of termination of employment.

    On November 15, 2001, an aggregate of 3,086,000 units were issued to option holders at an average threshold price of US$7.50 or Cdn$11.90 per unit. For every two options granted to key employees under the Employees Stock Option Plan on November 15, 2001, one performance unit was granted. For each option granted in the future under the Employees Stock Option Plan to a holder of unit, one unit held by such holder was to be cancelled. No units were granted since November 2001.

    Following the November 2002 and December 2003 Option Grants, as defined, all units were cancelled as provided under the Performance Unit Plan and the plan was therefore terminated. It should be noted that no payments were made under the Performance Unit Plan as no change of control occurred between its inception and termination.

Restricted Share Unit Plan

    On February 24, 2004, the Board of Directors of the Corporation, on the recommendation of the Human Resources and Governance Committee and in the best interest of the shareholders, authorized, subject to regulatory and shareholders' approvals, the creation of a restricted share unit plan (the "Restricted Share Unit Plan"). Under the Corporation's Restricted Share Unit Plan, restricted share units ("RSU") are granted to designated directors (other than those who are employees or consultants of the four principal shareholders of the Corporation), officers and employees. The RSU are "phantom" shares that rise and fall in value based on the value of the Corporation's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSU typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Corporation. Where deemed appropriate, the Board of Directors has the discretion to use a different vesting schedule. On January 9, 2004 and February 24, 2004, the Board of Directors of the Corporation approved the grant of 638,652 RSU upon recommendation of the Human Resources and Governance Committee subject to regulatory and shareholders' approvals. These grants were conditional on the approval of the Restricted Share Unit Plan by the TSX, regulatory authorities and shareholders of the Corporation subsequently obtained in May 2004. The total number of RSU issuable under the proposed plan is 6,250,000.

Option and RSU Grants in Last Financial Year

    Taking into consideration options granted on November 12, 2002 subject to the approval by shareholders of certain amendments to the Employees Stock Option Plan presented at the annual shareholders' meeting in May 2003, such approval having been obtained at the said meeting, (the "November 2002 Option Grants") and the options granted on December 18, 2003 subject to the review and approval by the Corporation's three major shareholders, such approval having been obtained on February 29, 2004 (the "December 2003 Option Grants") a total of 6,410,400 options were granted to directors, officers, employees and consultants, 2,566,585 options were exercised and 3,280,359 options were forfeited or cancelled under the Employees Stock Option Plan in the last financial year.

    The table below shows information regarding the stock option grants made to the Named Executive Officers under the Employees Stock Option Plan during the financial year ended December 31, 2003, taking into consideration the November 2002 and December 2003 Option Grants, and regarding the RSU grants approved by the Board in January and February 2004.

		Percentage of Net		Market Value of
	Securities Under	Total of Options/RSU		Securities
	Options (1)/RSU (1)	Granted in	Exercise Price of	Underlying Options
Name of Executive	Granted	Financial Year	Options	on the Date of Grant (2)	Expiration Date
Officers	(#)	(%)	(#/US$)	(#/US$)	of Options

Bruno Ducharme	1,803,388 / 500,000	28.1%/78.3%	803,388 / $2.15	803,388 / $2.00	Nov. 11, 2007
			1,000,000 / $8.13	1,000,000 / $8.13	Jan. 17, 2007

Mario Bertrand	357,959 / 0	5.6%/0.0%	247,959 / $2.15	247,959 / $2.00	Nov. 11, 2007
			110,000 / $8.13	110,000 / $8.13	Jan. 17, 2007

James J. Jackson	411,133 / 7,492	6.4%/1.2%	166,133 / $2.15	166,133 / $2.00	Nov. 11, 2007
			245,000 / $8.13	245,000 / $8.13	Jan. 17, 2007

Alexander Tolstoy	1,126,817 / 68,000	17.6%/10.6%	446,817 / $2.15	446,817 / $2.00	Nov. 11, 2007
			680,000 / $8.13	680,000 / $8.13	Jan. 17, 2007

Karla Stephens	370,776 / 6,743	5.8%/1.1%	148,776 / $2.15	148,776 / $2.00	Nov. 11, 2007
			222,000 / $8.13	222,000 / $8.13	Jan. 17, 2007
  Underlying securities: Common Shares.

  The closing price of the Common Shares on the Nasdaq on the last trading day preceding the grant date was, in the case of options granted on November 12, 2002, US$2.00, and in the case of options granted on December 18, 2003, US$8.13.

Aggregated Options and Units Exercised in Last Financial Year and Financial Year End Option and RSU Values

    The following table summarizes, for each of the Named Executive Officers, the number of stock options exercised and the number of RSU redeemed for Common Shares, if any, during the financial year ended December 31, 2003, the aggregate value realized upon exercise or redemption, as applicable, and the total number of unexercised options and unvested RSU held at December 31, 2003. Value realized upon exercise/redemption is the difference between the market value of the underlying Common Shares on the exercise date and the exercise price in the case of options, and the market value of the underlying Common Shares on the redemption date in the case of RSU. The value of unexercised "in-the-money" options at financial year-end is the difference between the exercise price and the market value of the underlying Common Shares on December 31, 2003, which was Cdn$10.85 per share, the closing price on the TSX. The value of unvested RSU at financial year-end is the market value of the underlying Common Shares on December 31, 2003, which was Cdn$10.85. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The options and RSU may never be exercised or redeemed, and actual gains, if any, on exercise or redemption will depend on the value of the Common Shares on the date of exercise or redemption, as applicable. There can be no assurance that these values will be realized. Unexercisable options and unvested RSU are those which have been held for less than the time required for vesting.

			Unexercised Options		Value of Unexercised "In-the-
	Securities		/Unvested RSU		Money"(1) Options / Unvested RSU
	Acquired	Aggregate	as at December 31, 2003		at December 31, 2003(2)
	on Exercise	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name of Executive	/ Redemption	Realized	/ Vested	/ Unvested	/ Vested	/ Unvested
Officers	(#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)
Bruno Ducharme	462,796 / 0	2,793,127	921,694 / 0	1,198,898 / 500,000	6,753,671 / 0	1,794,307 / 5,425,000
Mario Bertrand	242,838 / 0	1,401,905	73,333 / 0	282,525 / 0	24,933 / 0	1,806,368 / 0
James J. Jackson	133,712 / 0	870,292	28,333 / 0	409,087 / 7,492	162,351 / 0	1,281,938 / 81,288
Alexander Tolstoy	402,273 / 0	2,646,276	0 / 0	1,104,543 / 68,000	0 / 0	3,358,857 / 737,800
Karla Stephens	142,926 / 0	921,069	0 / 0	367,849 / 6,743	0 / 0	1,142,615 / 73,162
  "In-the-money" options are options for which the market value of the underlying securities is higher than their exercise price.

  The value of unexercised "in-the-money" options and unvested RSU is calculated using the closing price of the Common Shares on the TSX on December 31, 2003, i.e. Cdn$10.85.

Retention Incentive

    The Named Executive Officers are covered by the Corporation's retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between three months and 36 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentives range from 18 to 36 months.

Executive Compensation Policy

    A revised total compensation policy was introduced in 1999 to recognize and reward individual contributions to the short-term and long-term success of the Corporation and also ensure that the Corporation offers competitive compensation.

    In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation aims to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. Incentive compensation is awarded through plans and criteria approved by the HR Committee.

    The benefits consist of insurance coverage and flexible perquisites such as car allowance, club memberships and professional counseling. The Corporation does not provide retirement or savings benefits to its executives.

    Incentive compensation, which includes distinct short, medium and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity ranges from 10% to 13% of total compensation and the long-term incentive opportunity ranges from 50% to 70% of total compensation. Therefore, the "at risk" or incentive portion of their total compensation ranges from 63% to 80%.

    The Corporation's compensation policy uses different scales for its employees who are local residents than for employees of its operating subsidiaries who are foreign residents ("Expatriates"). The key benefits currently being provided to Expatriates consist mainly of relocation benefits, living conditions benefits such as housing allowance, group insurance, home leave and tax planning. Incentive compensation for Expatriates, which includes distinct short-term and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of Expatriates and is designed to link remuneration and corporate performance, with a generally higher emphasis on the long-term component.

Short-Term Incentive Compensation

    The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, operating income before depreciation and amortization, and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Board of Directors.

    For the Named Executive Officers, bonuses range from 30% to 50% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher but cannot exceed twice the target bonuses. When objectives are not met, bonuses are lower and not paid at all when they are met at less than certain specified thresholds.

    For the financial year ended December 31, 2003, the HR Committee reviewed and recommended to the Board of Directors approval of bonuses under the short-term incentive plan that were in line with the level of achievement of the strategic and operational objectives.

Long-Term Incentive Compensation

    The long-term incentive compensation is made up of the Employees Stock Option Plan and the Restricted Share Unit Plan.

    The Employees Stock Option Plan, introduced in 1997, and the Restricted Share Unit Plan, introduced in February 2004, are designed to motivate directors, officers, employees and consultants, align their interests with the Corporation's shareholders over the long-term and create an ownership mentality. They are of limited duration and are subject to the HR Committee review to ensure maintenance of their market competitiveness.

    The current Employees Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Common Shares. The number of options granted to directors, officers and employees is determined so as to deliver an intended target annual compensation value, which, for officers and employees, is expressed as a multiple of their base salary. Under the current policy, the multiples range from 17.5% to 337.5% (95% to 337.5% for the Named Executive Officers) of the annual base salary. The Restricted Share Unit Plan provides for the issuance of RSU to designated directors, officers, employees and consultants.

    Pursuant to the Employees Stock Option Plan and Restricted Share Unit Plan, the option and RSU grants are reviewed and recommended by the HR Committee for approval by the Board of Directors. The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Common Shares are listed and with all relevant securities legislation.

    Introduced in 2001 in the context of the Corporation's equity recapitalization plan, the Performance Unit Plan was designed, as a supplement to the Employees Stock Option Plan, to provide an additional incentive to employees in various divestiture scenarios. The Performance Unit Plan was terminated in 2003.

Special Cash Incentive Compensation

    On November 12, 2002, the Board of Directors, on the recommendation of the HR Committee, approved a mid-term incentive plan called the Special Cash Incentive Plan.

    The Special Cash Incentive Plan rewarded the achievement of pre-determined corporate strategic objectives or milestones, including certain asset sales, aimed at maximizing the Corporation's value in the medium term.

    The Special Cash Incentive Plan was effective from November 12, 2002 to December 31, 2003 and only employees of the Corporation holding managerial positions were eligible to participate in the Plan.

    Each of the pre-determined corporate strategic objectives had a pre-defined incentive "pool", whose size reflected its impact on the Corporation's value. Each participant's share of the "pool" was also pre-defined based on his or her level and degree of influence/impact on the achievement of the said objective.

    The actual cash payouts under the Plan were determined on a "pass or fail" basis and there were no grading schedules and no stretches. If the objective was achieved, the pre-defined payouts corresponding to the said objective were made. If it was not achieved, there were no payouts in respect of such objective. The achievement of the objective was determined by the acceptance of the corresponding transaction by the Board of Directors or by the completion of the corresponding transaction as per the business plan approved by the same board, as applicable.

    Two corporate strategic objectives were achieved during the financial year ended December 31, 2003 and the corresponding cash payouts under the Special Cash Incentive Plan for the said objectives were made for an aggregate payout by the Corporation of Cdn$3,387,937. The cash payouts for the Named Executive Officers are included in the Summary Compensation Table under the header "Long-Term Incentive Program Payouts".

Compensation Plan Control and Review

    The HR Committee is responsible for ensuring that executive compensation conforms to the Corporation's total compensation policy. The Corporation's relative position in terms of compensation levels, including the proper balance between cash and incentive compensation, is determined, as needed, through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

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

    The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The payment of the annual premium, amounting to approximately US$1.6 million in 2003, is shared between the Corporation and its subsidiaries. The aggregate limit of liability in respect of any and all claims was US$30 million for the insured period of April 30, 2003 to April 30, 2004. For the period from April 30, 2004 to April 30, 2005 the premium still amounts to approximately US$1.6 million and is still shared by the Corporation and its subsidiaries but the coverage has been increased to US$50 million. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

Indebtedness of Directors and Executive Officers

    We made no loans to our directors and officers during the financial year ended December 31, 2003 and no loan was outstanding as of that date.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

Ownership of Securities by Directors and Senior Officers

    The table below sets forth as of May 1, 2004 the common shares and stock options to acquire common shares held by each of our directors and executive officers.

	Common Shares	Options(1)

	#	#
Directors
Thierry Baudon	-	-
Jacques A. Drouin	480	16,264
Michael R. Hannon	-	-
C. Kent Jespersen	449	37,699
Jonathan Meggs	-	-
François Laurin	-	-
Christian Salbaing	-	-
Charles Sirois(2)	9,907,246	-
Officers
Bruno Ducharme	84,705	1,265,848

	Common Shares	Options(1)

	#	#
André Gauthier	-	383,133
Margriet Zwarts	4	412,087
Jacques Langevin	-	215,643 (3)

  These options vest and expire on pre-determined dates and are exercisable at prices ranging between Cdn$2.35 and Cdn$662.50.

  Mr. Sirois exercises control over 4,164 common shares personally and over 9,903,082 common shares through Telesystem and certain of its subsidiaries.

  As of May 16, 2004.

EMPLOYEES

    As of March 31, 2004, we had 25 employees at the corporate level excluding expatriate employees assigned to foreign operations. As at December 31, 2003, we had approximately 3,334 employees, including employees of our continuing operations, compared to approximately 3,100 and 2,970 as at December 31, 2002 and December 31, 2001 respectively. These numbers include for 2003, 2002 and 2001, respectively, 1,856, 1,700 and 1,560 employees of MobiFon and 1,453, 1,350 and 1,350 employees of Český Mobil. Those numbers do not include employees of our discontinued or disposed of operations. None of these employees are members of labor unions. We believe that our subsidiaries and us enjoy good relationships with our respective employees.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

TIW

Major Shareholders

    The following table and notes thereto set forth as at May 14, 2004 and certain information regarding ownership of our common shares being our only class of voting securities, for the following persons:

  each person who is known by us to be the beneficial owner of 5% or more of our outstanding common shares, being our only class of voting securities; and

  all other stakeholders as a group.

Name of Beneficial Owner	Common Shares	% Ownership (1)
J.P. Morgan Partners, LLC(5)	18,807,274	13.4%
UFI (4)	12,372,653	8.8%
EEIF (6)	11,659,681	8.3%
CDPQ (3)	10,633,002	7.6%
Telesystem(2)	9,903,082	7.1%
Other Holders	76,496,486	54.7%
Total	139,872,178	100%

  Based on a total of 139,872,178 common shares outstanding.
  Includes securities held by subsidiaries of Telesystem, ultimately controlled by Charles Sirois.
  10,633,002 common shares representing 7.6% of our currently issued and outstanding common shares were held by Telesystem Ltd. and certain of its subsidiaries prior to May 6, 2004 but have been exchanged pursuant to certain debentures and other arrangements in favour of Caisse de dépôt et placement du Québec.
  U.F. Investments (Barbados) Ltd., an affiliate of Hutchison Whampoa Ltd.
  Represents securities held by affiliates of J.P. Morgan Partners, LLC.
  Represents shares held by affiliates of Emerging Europe Infrastructure Funds.

Related Party Transactions

    Since January 1, 2003, neither we nor our subsidiaries entered into any transaction with an insider or associate of ours, with any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, that has or would materially affect us or any of our subsidiaries, except for transactions entered into under the following agreements:

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

  An underwriting agreement dated September 11, 2003 among us, Capital Communications CDPQ Inc., which, at the time the agreement was signed, was an insider of the Corporation, and BMO Nesbitt Burns Inc. pursuant to which Capital Communications CDPQ Inc. agreed to sell and BMO Nesbitt Burns Inc. agreed to purchase 12,960,128 common shares held by Capital Communications CDPQ Inc. and certain of its affiliates by way of a short form prospectus in all Provinces of Canada.

  A commitment letter dated as of October 24, 2003 between us and our co-shareholders in TIW Asia N.V., including certain affiliates of J.P. Morgan Partners, LLC, for the acquisition of shares of TIW Asia N.V. we did not already own in exchange for newly issued common shares.

  We entered into binding share purchase agreements with EEIF Melville B.V. and certain of its affiliates, together referred to as EEIF, on February 10, 2004, relating to the issuance of 14,621,714 common shares in exchange for approximately 5.9% equity interest in MobiFon and 2.9% equity interest in TIW Czech held by EEIF and certain of its affiliates. As a result of this transaction, EEIF became a party to an amended and restated investor rights agreement dated March 17, 2004 entered into among us and certain of our major shareholders, pursuant to which such major shareholders agreed to vote in favour of one nominee of EEIF on our Board of Directors. In addition, EEIF entered into an amended and restated registration rights agreements dated March 17, 2004 among us and certain of our major shareholders.

  Underwriting Agreement between us, BMO Nesbitt Burns Inc., JP Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P. Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP Investment N.V., CEA Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure Fund C.V. providing for the sale of 21 million common shares of TIW at a price of US$9.50 per share.

  American Home Assurance Company is the underwriter of our director and officer liability insurance policy having underwritten the primary $20 million layer of coverage for a premium of $930,000. American Home Assurance Company is affiliated through the AIG group of companies to Emerging Europe Infrastructure Fund and its affiliates who hold 8.7% of our outstanding shares and have a representative elected on our board of directors.

  Affiliates of J.P. Morgan Partners LLC which are significant shareholders of TIW and TIW Czech N.V. are affiliated with a counter party to certain of Český Mobil's interest rate and Euro to Koruna cross currency swap arrangements having nominal principal amounts of 2 billion Koruna ($78 million) and 58.1 million Euro ($73.5 million) for the interest rate and cross currency arrangements, respectively. Such agreements were amended during 2003, to extend their maturity from November, 2005 to September, 2007 on an amortizing basis to match the principal repayments on the hedged Euro-denominated debt and to reduce the fixed interest rate payable. In consideration for such amendment, a payment of 1 million Euro ($1.3 million) was made by Český Mobil. Additionally, interest payments totalling approximately $1.5 million was made during 2003 on the previous and amended arrangements.

ITEM 8 - FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    Our audited comparative annual Consolidated Financial Statements of the Company, including the Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors' report thereon signed by Ernst & Young LLP are presented at Item 18 of this report.

LEGAL PROCEEDINGS

    We are involved in litigation, along with our subsidiaries and operating companies, from time to time in the ordinary course of our businesses. In management's opinion, the litigation in which we or our subsidiaries or operating companies are currently involved is not material to our financial condition, results of operations or cash flow.

SIGNIFICANT CHANGES

    The EEIF Transaction. On March 17, 2004, we acquired 5.9% of the outstanding shares of MobiFon from EEIF Melville B.V., an affiliate of the AIG Emerging Europe Infrastructure Fund L.P. and Emerging Europe Infrastructure Fund C.V., or the EEIF Funds, and 2.9% of TIW Czech, from EEIF Czech N.V., an affiliate of the EEIF Funds and Emerging Infrastructure Fund C.V. (EEIF Czech N.V. and Emerging Infrastructure Fund C.V. being referred to collectively with EEIF Melville B.V. as EEIF) in exchange for an aggregate of 14,621,714 common shares. The acquisitions were accounted for using the purchase method. In regards to the acquisition of the MobiFon shares, the preliminary allocation of the excess of the aggregate purchase price of $138.7 million over the net assets acquired resulted in the creation of $122.1 million of goodwill. In regards to the acquisition of the TIW Czech shares, the preliminary allocation of the excess of the consideration given of $17.7 million over the net assets acquired resulted in the creation of goodwill of $14.1 million. As a result, our equity interests in MobiFon and TIW Czech have increased to 63.4% and 27.0%, respectively, taking into account the closing of the ClearWave transaction described below. The exchange ratio of common shares for each MobiFon share under the EEIF Transaction is subject to an adjustment provision in the event that, within a specified period, we acquire MobiFon shares from other minority shareholders at a more favourable exchange ratio or price than that agreed to with EEIF.

    The number of common shares issued in exchange for the MobiFon and TIW Czech shares was established on the basis of the market value of the common shares, without the application of a premium, and was therefore non-dilutive to our existing shareholders. EEIF has agreed, for a period of six months from March 17, 2004, not to sell the common shares they acquired under the EEIF Transaction, other than under certain circumstances, including pursuant to its rights under an amended and restated registration rights agreement entered into between us and our major shareholders, to which EEIF became a party as a result of this transaction. EEIF also became a party to an amended and restated investor rights agreement, entered into between us and our other major shareholders, pursuant to which our major shareholders have agreed to vote in favour of one nominee of EEIF on our board of directors.

    Treasury Issue and Secondary Offering. On March 25, 2004, we and certain of our shareholders completed a treasury issue and secondary offering of 21 million of our common shares at US$ 9.50 per share. On April 5, 2004, the underwriters of the offering acquired an additional 3.15 million common shares pursuant to an over-allotment option. As part of the offering, we issued 8.05 million common shares from treasury for gross proceeds of US$ 72.2 million and 16.1 million common shares were sold by the selling shareholders as part of the secondary offering. The Company did not receive any proceeds from the secondary offering.

    The ClearWave Transaction. On April 5, 2004, we completed the acquisition of 10,653,486 Class A subordinate voting shares of ClearWave, or the ClearWave Shares, from two institutional holders of ClearWave shares, referred to as the ClearWave Holders, in consideration for a combination of 10.9 million common shares of TIW and US$ 35.7 million in cash. As a result, our equity interest in ClearWave increased to 99.8%. The acquisition was accounted for using the purchase method whereby the preliminary allocation of the excess of the aggregate consideration over the net assets acquired resulted in the creation of $130.2 million of goodwill of which $115.6 million and $14.6 million was allocated to MobiFon and Český Mobil, respectively

    The cash price paid per ClearWave share was equal to 1.362, multiplied by the net proceeds per share received by the selling shareholders under the secondary offering launched on March 5, 2004. The ClearWave Shares purchased in exchange for common shares were purchased on the basis of one ClearWave Share for 1.362 common shares. The ClearWave Holders under the ClearWave Transaction have agreed not to sell the acquired common shares during the 12 months following their purchase, other than with respect to a maximum of 25% of the acquired common shares after the sixth month, a further 25% after the ninth month and the balance only after the twelfth month. However, the ClearWave Holders will benefit from piggy-back registration rights similar to those granted to our major shareholders under the Registration Rights Agreement, which will allow them, during the 12-month period following the closing of the ClearWave Transaction, to sell their common shares under a prospectus or registration statement prepared by us. The exchange ratio of 1.362 common shares for each ClearWave Shares was also used in an exchange transaction concluded between TIW and another minority holder in ClearWave in November 2003, whereby we acquired an additional 1.2% equity interest in ClearWave.

ITEM 9 - THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Common Shares

    Our common shares are listed for trading on the TSX under the symbol "TIW" and on the Nasdaq National Market under the symbol "TIWI". Our subordinate voting shares began trading on the TSX on May 9, 1997, prior to which there was no public market for such shares, and on the Nasdaq on June 8, 1998. On June 23, 2001, we consolidated the subordinate voting shares on a 5 for 1 basis. On June 27, 2001, the subordinate voting shares started trading on the TSX and Nasdaq on a consolidated basis. On May 17, 2002, contemporaneously with the elimination of multiple voting shares from our share capital, we redesignated the subordinate voting shares as common shares. Following shareholders' approval of a share consolidation at our May 2, 2003 shareholders' meeting, our share capital was consolidated for a second time on the basis of a one-for-five (1:5) ratio on June 23, 2003 and started trading on a consolidated basis on June 30, 2003. The CUSIP for the common shares is 879946-60-6. The following tables set forth, for the years, calendar quarters and months indicated, the range of high and low closing sale prices for the common shares as reported on the TSX and the Nasdaq. All data has been adjusted to give effect to the 5 for 1 consolidations:

	Toronto Stock Exchange Price Range			Nasdaq Price Range

	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume
2002
First quarter	9.40	4.90	3,314	5.80	3.10	700
Second quarter...	5.75	2.60	1,893	3.70	1.80	570
Third quarter	3.60	1.15	5,727	2.55	0.80	1,600
Fourth quarter	3.90	1.33	8,969	2.55	0.80	10,600
2003
First quarter	3.10	1.20	8,150	2.05	0.80	5,860
Second quarter...	5.30	1.78	16,970	4.18	1.20	28,500

Third quarter	7.33	4.85	10,960	5.40	3.41	12,660
Fourth quarter	11.95	5.85	28,320	9.22	4.31	38,100

	Toronto Stock Exchange Price Range			Nasdaq Price Range

	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

1999	1346.25	481.25	1,053	932.75	320.25	168
2000	1762.50	141.25	3,003	1200.00	93.75	474
2001	216.25	2.10	9,152	147.00	1.25	1,583
2002	9.40	1.15	19,902	5.80	0.80	13,493
2003	11.95	1.20	64,400	9.22	0.80	85,120

	Toronto Stock Exchange Price Range			Nasdaq Price Range

				($)
	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

November 2003	11.04	9.01	9,320	8.37	6.79	16,100
December 2003	11.95	9.50	6,300	9.22	7.25	10,600
January 2004	17.50	11.25	13,300	13.25	8.70	13,500
February 2004	20.10	16.15	7,630	15.15	12.01	14,200
March 2004	16.80	12.69	14,800	12.53	9.48	24,400
April 2004	16.85	13.51	6,560	12.80	9.80	11,400

Senior Notes

    Our only senior notes outstanding at December 31, 2003 were 13 ¼% senior discount notes with a nominal value of $530,000. The 13 ¼% notes are unsecured and are due June 30, 2007 with cash interest payable semi-annually on December 31 and June 30 of each year. The 13 ¼% notes have been registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Pursuant to an exchange offer completed on September 19, 2001, the 13 ¼% notes were amended to remove certain covenants contained in the indenture governing such notes.

    There is currently no established trading market for the 13¼% Notes. There can be no assurance as to (1) the liquidity of any such market that may develop, (2) the ability of the holders of such securities to sell them or (3) the prices at which any such sales may be made. We do not presently intend to apply for a listing of the 13¼% Notes on any national securities exchange or to quote them on a quotation system. The record holder of the 13¼% Notes is a nominee of The Depository Trust Company in New York, New York.

7.00% Equity Subordinated Debentures

    As at December 31, 2003, we had outstanding Cdn$1,236,500 of 7.00% equity subordinated debentures due December 30, 2006. These 7.00% debentures were part of an original issue of Cdn$150,000 of 7.00% equity subordinated debentures due February 15, 2002.

    On February 5, 2002, we repurchased Cdn$145,056,000 of 7.00% debentures in exchange for a combination of cash, subordinate voting shares and warrants. On February 5, 2002, we also amended the terms of the indenture to, among other things, postpone the maturity to December 30, 2006 and reduce the principal amount at maturity of each Cdn$1000 of 7.00% debenture to Cdn$250. Following the amendments the 7.00% coupon is now payable on the revised principal and is payable semi-annually beginning on June 30, 2002. Each outstanding 7.00% debenture will be convertible on maturity, at the option of the holder, into our common shares. The amended 7.00% debentures are listed on the TSX under the symbol "TIW.db.a". The pre-amendment 7.00% debentures were listed on the TSX under the symbol "TIW.db". The current CUSIP for the 7.00% debenture is 879946-AJ-O. Despite their continued listing on the TSX, since the amendment of the debentures and the repurchase of 97% of the outstanding debentures, there has been no regular trading activity on the debentures.

ITEM 10 - ADDITIONAL INFORMATION

SHARE CAPITAL

    Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series. Our common shares are listed for trading on the TSX under the symbol TIW and on the Nasdaq under the symbol TIWI. Our common shares began trading on the TSX on May 9, 1997, prior to which there was no public market for such shares and on the Nasdaq on June 8, 1998. On June 22, 2001, our shareholders approved a one-for-five (1:5) consolidation of our share capital and the common shares started trading on a consolidated basis on June 27, 2001. On February 5, 2002, all multiple voting shares outstanding were converted into subordinate voting shares now redesignated as a single class of common shares since May 17, 2002. Following shareholders' approval of a share consolidation at our May 2, 2003 shareholders' meeting, our share capital was consolidated for a second time on the basis of a one-for-five (1:5) ratio on June 23, 2003 and started trading on a consolidated basis on June 30, 2003.

    The following is a brief description of the attributes of our relevant convertible securities and share capital.

Common Shares

    The Common Shares may rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs. The holders of Common Shares are entitled to receive dividends on a share-for-share basis out of the assets legally available therefor at such times and in such amounts as our board of directors may determine.

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

    The Common Shares are not redeemable or retractable. Upon our liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs, the holders of Common Shares shall be entitled to participate equally, on a share-for-share basis, in our remaining property and assets available for distribution to such holders.

    As at December 31, 2003 we had 98,035,187 Common Shares outstanding. As at May 14, 2004, we had 139,872,178 Common Shares outstanding.

Preferred Shares

    The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors and carry rights and privileges fixed by our board of directors. Any series of preferred shares, if issued, may rank prior to Common Shares with respect to the payment of dividends and the distribution of assets. In such a case, in the event of our dissolution, the distribution of our assets upon our liquidation or the distribution of all or part of our assets among our shareholders, holders of preferred shares would be entitled to receive, in cash or in property, an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, plus such amount equal to accrued and unpaid dividends, or declared and unpaid dividends and, if any, any amount specified in our articles.

Non-Voting Preferred Shares

    On March 6, 2002, we created a first series of non-voting preferred shares. This series of non-voting preferred shares ranks pari passu on a share for share basis with the Common Shares but does not carry any voting rights. 55,000,000 non-voting preferred shares have been authorized for issuance. On March 13, 2002, we issued 35,000,000 non-voting preferred shares. Non-voting preferred shares may be converted into Common Shares on the basis of one Common Share for each five non-voting preferred shares provided that the issuance of Common Shares upon the conversion, when combined with the acquisition or continuing ownership or any other of our securities by our Major Shareholders mentioned below, would not result (i) in such Major Shareholders being considered a "group" within the meaning of Sections 13(d) and 14(d)(2) of the United States Securities Exchange Act of 1934 such that certain provisions of our debt instruments pertaining to a change of control may be triggered or (ii) in Capital Communications CDPQ Inc. increasing its voting position in us as of November 28, 2001 by more than 10%.

    On March 25, 2004, JPMP TIW EH, LP, the sole holder of all of the outstanding non-voting preferred shares, converted all of the

35,000,000 non-voting preferred shares into 7,000,000 Common Shares in accordance with their terms. There are currently no preferred shares outstanding.

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

    The subordinate voting share value will be equal to 11.363636 (subject to applicable adjustments) - the subordinate voting share rate - multiplied by the current market price of the common shares on the date of conversion. We have the option, in lieu of delivering common shares on conversion, to pay the conversion value in cash for 7.00% equity subordinated debentures tendered for conversion. The conversion number is subject to adjustment upon the occurrence of certain events. The 7.00% equity subordinated debentures will be convertible at the option of the holder prior to maturity upon the occurrence of an offer, as defined in the amended 7.00% equity subordinated debenture indenture, or an event of default.

MEMORANDUM AND ARTICLES OF ASSOCIATION

    We were incorporated in Canada on September 9, 1996 under the name 3293505 Canada Inc. On March 11, 1997 we amended our articles of incorporation to, among other things, change our name to Telesystem International Wireless Inc. On May 1, 1997, we again amended our articles of incorporation to, among other things, effect certain changes to our share capital. Our articles of association were again amended on June 22, 2001 to effect a share consolidation on a five-for-one basis and on March 6, 2002 to create a series of non-voting preferred shares. On May 17, 2002, the articles were amended to delete multiple voting shares from our share capital and to redesignate subordinate shares to common shares. On June 23, 2003, our articles were again amended to effect a second share consolidation on a five-for-one basis. A description of certain rights and limitations attached to our shares and certain procedures applicable at our meetings of shareholders as well as other pertinent information may be found under captions "ITEM 10 - Additional Information - Share Capital".

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

  Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002;

  Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002;

  Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002;

  Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002;

  Amended and Restated Investors Rights Agreement, dated as of March 17, 2004;

  An underwriting agreement dated September 11, 2003 among the Corporation, Capital Communications CDPQ Inc., which, at the time the agreement was signed, was an insider of the Corporation, and BMO Nesbitt Burns Inc. pursuant to which Capital Communications CDPQ Inc. agreed to sell and BMO Nesbitt Burns Inc. agreed to purchase 12,960,128 Common Shares held by Capital Communications CDPQ Inc. and certain of its affiliates by way of a short form prospectus in all Provinces of Canada;

  Underwriting Agreement between the Company, BMO Nesbitt Burns Inc., JP Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P. Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP Investment N.V., CEA Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure Fund C.V.;

  The Share Exchange Agreement, dated October 20, 2003, between the Company and Amaranth L.L.C.;

  The Share Transfer Agreement, dated February 10, 2004, between the Company, EEIF Melville B.V. and MobiFon Holdings B.V.;

  Share Sale and Purchase Agreement, dated February 10, 2004, between the Company, ClearWave N.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V.;

  Amended and Restated Registration Rights Agreement, dated as of March 17, 2004;

  Share Exchange Agreement, dated as of March 4, 2004 between Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd., Perry Partners L.P., Perry Partners International Inc. and the Company together with an amendment thereto dated March 18, 2004.

EXCHANGE CONTROLS

    There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.

    There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain Canadian federal income tax considerations relating to an investment in common shares (also referred to as the TIW Securities).

    The summary is only applicable to a holder of TIW Securities who, for the purposes of the Income Tax Act (Canada) (also referred to as the Income Tax Act) and the Canada-United States Tax Convention (also referred to as the Convention), is resident in the United States and not resident in Canada, deals at arm's length with TIW, holds TIW Securities as capital property and does not use or hold and is not deemed to use or hold TIW Securities in carrying on business in Canada (also referred to as the U.S. Holder).

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

    This summary is based on the current provisions of the Convention and accompanying protocols, the Income Tax Act, the regulations under the Income Tax Act, specific proposals to amend the Income Tax Act or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and counsel's understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency (or CCRA). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada.

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

    Common shares will generally not be taxable Canadian property of a U.S. Holder unless, at any time during the five-year period immediately preceding a disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company. Even if common shares constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Income Tax Act may be available under the provisions of the Convention.

    Dividends, including deemed dividends and stock dividends, paid or credited to a U.S. Holder on common shares are subject to Canadian withholding tax under the Income Tax Act. The Convention generally reduces the rate of withholding tax to 15% of the gross amount of the dividend where the beneficial owner is not a company that owns at least 10% of the voting stock of TIW. Moreover, under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian nonresident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Company would not be required to withhold such tax from dividends paid or credited to such organization. It should be noted that this summary does not address the tax treatment of U.S. Holders that are corporations owning 10% or more of the voting stock of the Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the principal U.S. federal income tax considerations applicable to an investment in common shares by U.S. holders who hold common shares as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended. For purposes of this discussion, the term "U.S. holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions. If a partnership holds common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. We based this summary on the Internal Revenue Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

    This summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors who are U.S. holders are strongly urged to consult their own tax advisors with respect to the tax consequences of an investment in common shares based on their particular circumstances, including any consequences of an investment in common shares arising under state or local tax law or foreign tax laws of jurisdictions outside of the United States.

The Common Shares

    Distributions paid to U.S. holders in respect of common shares, inclusive of any withholding taxes paid by the Company, will be taxable as ordinary dividend income to the extent paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes, and as tax-free return of capital or capital gain to the extent of any excess. Notwithstanding the foregoing, the Company does not intend to maintain calculations of its earnings and profits as determined for U.S. federal income tax purposes, and, consequently, any distributions generally must be reported as dividend income for U.S. information reporting purposes. See "Backup Withholding and Information Reporting" below. Dividends received by a U.S. holder will be treated as foreign-source income for U.S. federal income tax purposes and, subject to complex limitations, a U.S. holder may be eligible for a foreign tax credit or deduction for withholding taxes paid in respect of the dividends.

    For taxable years beginning before January 1, 2009, dividends received from a "qualified foreign corporation" by an individual U.S. holder are eligible for preferential U.S. federal income tax rates, subject to certain minimum holding period requirements and other limitations. The Company must make a determination as to whether a dividend is eligible for the preferential rates at the time the dividend is paid and report to you the amount of dividends, if any, that so qualify.

    Distributions paid in Canadian dollars, inclusive of any Canadian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are received by a U.S. holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the day they are received, a U.S. holder generally should not be required to recognize foreign currency exchange gain or loss.

    Upon the sale or other taxable disposition of common shares to a person other than the Company, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder's adjusted tax basis in such common shares. Such gain or loss generally will be long-term capital gain or loss if the common shares have been held for more than one year. Generally, for individual U.S. holders, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit purposes, such gain or loss will generally be U.S.-source. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

    The Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Backup Withholding and Information Reporting

    A U.S. holder generally is subject to information reporting requirements with respect to payments on common shares made in the United States and to the proceeds from the sale or other disposition of common shares unless such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. In general if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, a 28% federal backup withholding tax may apply to amounts paid to such holder. The backup withholding tax is not an additional tax and may be credited against a U.S. holder's regular U.S. federal income tax liability or refunded by the Internal Revenue Service, as applicable.

DOCUMENTS ON DISPLAY

    Any documents referred to in this Annual Report may be inspected at our corporate offices which are located at 1250 René-Lévesque West, 38th floor, Montreal, Québec, Canada, H3B 4W8. You may read and copy annual reports, current reports and other information we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. We file our annual reports, current reports and other information electronically with the SEC. You may access information about us on the SEC's website at www.sec.gov or on the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

    We have used shares, senior notes, bank and vendor credit facilities to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk, foreign currency exchange rate risk and market price risk. Additionally, we have interest swaps, interest caps and currency swaps. These off-balance sheet items also create foreign currency exchange rate risk and market price risk exposure.

    The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, amounts receivable and payable from non-controlling interests, accounts payable, accrued liabilities, taxes recoverable and payable approximate their fair values due to the short-term nature of these instruments. Cash equivalents and short-term investments consist of term deposits and highly liquid debt instruments purchased with maturity of six months or less. The fair value of the Company's 12.5% senior notes was approximately $258.8 million. The fair value of the portion of the MobiFon's secured senior credit facility for which the interest rate has been fixed approximates $100.9 million. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transaction in Romania. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

    As at December 31, 2003, most of our outstanding financial obligations, other than those referred to above, in monetary terms, were of a variable-rate nature. However, MobiFon and Český Mobil use interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on portions of long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in the nature of our market risk exposures or in management's objectives and strategies with respect to managing such exposures.

    Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments of MobiFon's functional currency and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. For the year ended December 31, 2003, our subsidiary in Romania recorded net foreign exchange gains of $2.1 million.

    The following table provides information about our market risk exposure associated with fluctuations in interest rates and foreign currency exchange rates. The information in the table pertains to corporate and all fully consolidated subsidiaries. The table presents principal cash flows and related interest rates by year of maturity for our bank and vendor credit facilities in effect as at December 31, 2003. The table excludes amounts related to facilities that had not been drawn upon as at December 31, 2003. For the currency and interest rates swap agreements, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein, as at December 31, 2003, have been determined based on:

  quoted market prices for 12.5% senior notes

  the carrying value for variable rate portions of bank credit facilities estimates obtained from dealers to settle interest rate and cross currency swap agreements

Expected Maturities (in thousands of dollars)
								Total
							There-	of all	Fair Value
	2004	2005	2006	2007	2008	2009	After	maturities	12/31/03
Interest Rate Exposure

Long-Term Debt:
Fixed rate principal
repayment	9,937	14,905	20,826	25,372	29,810	-	225,000	325,850	361,183
Average interest rate on loans
outstanding	10.82%	11.03%	11.35%	11.81%	12.50%	12.50%	-	-	-
Variable rate principal
repayment	39,040	105,517	139,878	191,269	224,595	87,503	-	787,802	787,802
Average interest rate on loans
outstanding	3.71%	3.70%	3.69%	3.66%	3.47%	3.65%	-	-	-
Swaps and Options:
Variable to Fixed Interest Rate Swaps:
Notional principal
outstanding	232,827	97,500	71,500	39,000	-	-	-	-	(12,740)
Notional principal amount
maturing	13,000	135,327	26,000	32,500	39,000	-	-	245,827	(12,740)
Average pay rate	6.42%	3.62%	3.62%	3.62%	3.62%	-	-	-	-
Average receive rate	2.57%	1.15%	1.15%	1.15%	1.15%	-	-	-	-

EURIBOR to PRIBOR Cross-Currency Swap and Caps:
Notional principal
outstanding	90,691	-	-	-	-	-	-	-	(556)
Notional principal amount
maturing	-	90,691	-	-	-	-	-	90,691	(556)
Average pay rate (based
on current PRIBOR)	3.74%	3.74%	-	-	-	-	-	-	-
Average receive rate
(based on current
EURIBOR)	3.90%	3.90%	-	-	-	-	-	-	-
Cap on pay rate	9.84%	9.84%	-	-	-	-	-	-	-
Fixed Euro to Koruna
Exchange Rate	33.95	33.95	-	-	-	-	-	-	-

Cross Currency and Interest Rate Swaps:
Notional principal
outstanding	235,414	184,862	115,143	18,957	-	-	-	-	(25,286)
Notional principal amount
maturing		50,552	69,719	96,186	18,957	-	-	235,414	(25,286)
Average pay rate	5.23%	5.88%	5.52%	3.74%	3.74%	-	-	-	-
Average receive rate	2.15%	2.15%	2.15%	2.15%	2.15%	-	-	-	-
Fixed Euro to Koruna
Exchange Rate	33.62	34.12	33.87	32.97	-	-	-	-	-

Koruna-denominated Interest Rate Swaps and Caps:
Notional principal
outstanding of swaps	55,846	23,903	17,823	9,223	-	-	-	-	(176)
Notional principal amount
maturing	1,156	31,943	6,080	8,600	9,223	-	-	57,002	(176)
Average pay rate	3.87%	3.67%	3.67%	3.67%	3.67%	-	-	-	-
Average receive rate	2.94%	2.08%	2.08%	2.08%	2.08%	-	-	-	-
Notional principal subject to caps
outstanding	38,564	-	-	-	-	-	-	-	-
Notional principal amount
maturing		38,564	-	-	-	-	-	38,564	-
Interest rate cap	9.59%	9.59%	-	-	-	-	-	-	-

Capital Leases:
									Not
Principal repayment	12,700	-	-	-	-	-	-	12,700	determinable
Average fixed rate of interest	32.33%	-	-	-	-	-	-	-	-
Foreign Currency Exchange Rate Exposure (Euro)
Long-Term Debt:
Variable rate	13,264	52,714	69,719	98,627	110,135	29,218	-	373,677	373,677
Average interest rate	3.42%	3.42%	3.43%	3.44%	3.46%	3.65%	-
Czech Koruna
Variable rate	5,713	22,707	30,032	42,484	54,271	58,285	-	213,492	213,492
Average interest rate	3.41%	3.41%	3.42%	3.44%	3.48%	3.58%	-	-	-

Forward Exchange Contract:
Principal amount
Fixed Euro to Koruna	75,828	-	-	-	-	-	-	75,828	2,197
Exchange Rate	31.45	-	-	-	-	-	-	-	-

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

    On June 23, 2003, we amend our articles of incorporation to give effect to a consolidation of our common shares on the basis of one post-consolidation share for every five pre-consolidation shares.

    On March 25, 2004, all 35,000,000 non-voting convertible preferred shares outstanding were converted into 7,000,000 common shares.

ITEM 15 - CONTROLS AND PROCEDURES

    As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

    There have not been any changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

    Our Board of Directors has determined that Francois Laurin, member of the audit committee of our Board of Directors, is an audit committee financial expert as defined by the SEC for purposes of this Item 16A.

ITEM 16B - CODE OF ETHICS

    We have adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer, our Chief Financial Officer and our Controller. The full text of our code of ethics has been filed with the SEC on Form 6-K on May 3, 2004 and as Exhibit 11.1 to this Form 20-F. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

    On a consolidated basis, aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees, including expenses, paid to Ernst & Yound LLP and affiliate offices in 2003 amounted to the following:

$
Audit Fees	748,000
Audit-Related Fees	463,400
Tax Fees	1,070,500
Other Fees	212,700
2,494,600

    Audit-related fees primarily relate to services rendered in connection with the Company's various securities exchange and commission filings, such as our and our subsidiaries Form 20Fs and our subsidiaries' Form F4, the Company's quarterly review, our subsidiaries' private debt placement and various consultations regarding the accounting treatment of non-recurring transactions and financial systems implementation reviews.

    Tax fees relate primarily to tax compliance services, tax planning and various tax advisory services.

    Other fees primarily relate to advisory services rendered in connection with the Sarbanes-Oxley 404 certification process and translation services.

ITEM 16D - EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

    Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

Financial Statements

    The audited comparative annual Consolidated Financial Statements of TIW, including the notes thereto, as of December 31, 2003 and 2002 and for the three year period ended December 31, 2003, together with the auditors' report thereon, filed with the United States Securities and Exchange Commission as Exhibit 99.2 to our Form 6-K dated March 5, 2004 and attached hereto as Exhibit 14.3 and with the securities commissions and other similar authorities in Canada, are incorporated herein by reference and are an integral part of this Form 20-F.

Schedules to Financial Statements

See attached schedules to this Form 20-F:

  Schedule I - Condensed Financial Information of TIW

ITEM 19 - EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Certificate of Incorporation and Restated Articles of Incorporation of Telesystem International
Wireless Inc. (Incorporated by reference to Exhibit 3.1 to Form F-4, filed on March 4, 2002 and
Exhibit 3.1 to Form 8-A, filed on January 17, 2003).

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
Telesystem International Wireless Inc., U.F. Investments (Barbados) Ltd., J.P. Morgan Partners
(BHCA), L.P., Asia Opportunity Fund, L.P., CAIP Co-Investment Fund Parallel Fund (I), C.V.
and CAIP Co-Investment Fund Parallel Fund (II), C.V., J.P. Morgan Asia Investment Partners,
L.P., Telesystem Ltd., and Capital Communications CDPQ Inc. (Incorporated by reference to
Exhibit 6 to Schedule 13D/A (Amendment No. 2), filed January 28, 2002, File No. 005-50538).

3.2	Amended and Restated Investors Rights Agreement, dated as of March 17, 2004. (Incorporated by reference to Exhibit 4.10 to the Registrant's Registration Statement on Form F-10/A filed with the Commission on March 18, 2004).

4.1	Mutual Release dated March 26, 2003 by and among Telesystem International Wireless Inc. and certain of its subsidiaries, Opportunity Fund, CVC/Opportunity Equity Partners L.P. and
Highlake International Business Company. (Incorporated by reference to exhibit 4.1 to our Form
20-F filed May 21, 2003).

4.2	Exit Deed dated March 19, 2003 among an affiliate of Emerging Market Partnership,
ClearWave N.V., Telesystem International Wireless Corporation N.V. and Telesystem
International Wireless Inc. (Incorporated by reference to Exhibit 4.2 to Form 20-F of ClearWave
N.V. filed May 20, 2003).

4.3	English translation summary of License awarded to Český Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002.
(Incorporated by reference to Exhibit 4.3 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.4	English translation summary of License awarded to Český Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002.
(Incorporated by reference to Exhibit 4.4 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.5	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and
Development dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave
N.V., filed November 13, 2002).

4.6	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002
(Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.7	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August
27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13,
2002).

4.8	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European
Bank for Reconstruction and Development dated August 27, 2002. (Incorporated by reference to
Exhibit 4.8 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.9	English translation summary of an underwriting agreement dated September 11, 2003 among the Corporation, Capital
Communications CDPQ Inc., which, at the time the agreement was signed, was an insider of the
Corporation, and BMO Nesbitt Burns Inc. pursuant to which Capital Communications CDPQ
Inc. agreed to sell and BMO Nesbitt Burns Inc. agreed to purchase 12,960,128 Common Shares held by Capital Communications CDPQ Inc. and certain of its affiliates by way of a short form prospectus in all Provinces of Canada.

4.10	Underwriting Agreement between the Company, BMO Nesbitt Burns Inc., JP Morgan Securities
Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem
Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P.
Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP Investment N.V., CEA
Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure
Fund C.V. (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on
Form 6-K, filed with the Commission on March 19, 2004).

4.11	The Share Exchange Agreement, dated October 20, 2003, between the Company and Amaranth
L.L.C. (Incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement filed with the Commission on Form F-10 on March 5, 2004).

4.12	The Share Transfer Agreement, dated February 10, 2004, between the Company, EEIF Melville
B.V. and MobiFon Holdings B.V. (Incorporated by reference to Exhibit 4.6 to the Registrant's
Registration Statement on Form F-10 filed with the Commission on March 5, 2004).

4.13	Share Sale and Purchase Agreement, dated February 10, 2004, between the Company,
ClearWave N.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V.
(Incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement filed on
Form F-10 with the Commission on March 5, 2004).

4.14	Amended and Restated Registration Rights Agreement, dated as of March 17, 2004.
(Incorporated by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form F-
10/A filed with the Commission on March 18, 2004).

4.15	Share Exchange Agreement, dated as of March 4, 2004 between Highfields Capital I LP,
Highfields Capital II LP and Highfields Capital Ltd., Perry Partners L.P., Perry Partners
International Inc. and the Company together with an amendment thereto dated March 18, 2004.
(Incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form F-
10/A filed with the Commission on March 18, 2004).

8	Subsidiaries of the Registrant.

11.1	Code of Business Conduct of the Registrant (Incorporated by reference to Exhibit 99.1 to Form
6-K of the Registrant filed May 3, 2004)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a))

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (17CFR 240.13a-14(a))

13.1	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the
Sarbanes Oxley Act of 2002.

14.1	Operating and Financial Review and Prospects of the Registrants at December 31, 2003 and
2002 and for each of the years in the three-year period ended December 31, 2003 (incorporated by reference to exhibit 99.1 to our Form 6-K filed March 5, 2004).

14.2	Notice of Annual Meeting of Shareholders and Management Proxy Circular of Telesystem
International Wireless Inc. dated March 26, 2004. (Incorporated by reference to Form 6-K, filed on April 1, 2004).

14.3	Audited Comparative Annual Consolidated Financial Statements of the Registrant, including the
Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors' reports thereon (incorporated by reference to exhibit 99.2 to our Form 6-K filed March 5, 2004).

SCHEDULE 1

CONDENSED FINANCIAL
INFORMATION OF REGISTRANT

TELESYSTEM INTERNATIONAL
WIRELESS INC.

December 31, 2003 and 2002

AUDITORS' REPORT

To the Board of Directors of

Telesystem International Wireless Inc.

We have audited the consolidated financial statements of Telesystem International Wireless Inc. as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, and have issued our report thereon dated February 24, 2004, (except for Note 7, which is as of March 4, 2004). Our audits also included Schedule I of item 18 of the Company's Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2003. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, this schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants
Montréal, Canada
February 24, 2004
(Except for Note 7, which is as of March 4, 2004)

TELESYSTEM INTERNATIONAL WIRELESS INC.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

Years ended December 31,	2003	2002
	$	$

ASSETS
Current assets
Cash and cash equivalents	1,806	2,093
Receivables from subsidiaries and investees	1,622	19,976
Other current assets	112	1,239
Total current assets	3,540	23,308
Investments in subsidiaries at equity, loans and other assets	90,911	304,768
Property, plant and equipment	135	453
Deferred financing and other costs	-	3,240
	94,586	331,769

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term loan [Note 2]	-	47,407
Accounts payable and accrued liabilities	1,077	7,372
Payable to subsidiaries	253	253
Current portion of long-term debt [Note 2]		223,868
Total current liabilities	1,330	278,900
Long-term debt [Note 2]	1,483	1,332

Shareholders' equity [Note 6]
Share capital	1,081,077	1,056,595
Additional paid-in capital	246,497	244,875
Warrants	-	1,314
Deficit	(1,243,564)	(1,255,449)
Cumulative translation adjustment	7,763	4,202
Total shareholders' equity	91,773	51,537
	94,586	331,769

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars)

Years ended December 31,	2003	2002	2001
	$	$	$

Revenues
Service and interest revenue from subsidiaries
and investees [Note 3]	21,791	22,393	14,120
Other interest revenue	95	159	752
	21,886	22,552	14,872

Operating expenses	15,118	13,184	29,936
Income (loss) from continuing operations before
undernoted items	6,768	9,368	(15,064)
Depreciation and amortization	(67)	(162)	(173)
Earnings of subsidiaries from continuing operations	35,167	10,512	1,505
Interest expense	(17,691)	(48,816)	(63,909)
Foreign exchange gain (loss)	(177)	(70)	1,090
Gain on forgiveness of debt	-	-	238,940
Gain (loss) on reorganization, Units exchange and
expiry and on sale of investments	(454)	91,127	-
Income before taxes from continuing
operations	23,546	61,959	162,389
Income taxes [Note 4]	2,850	-	-
Income from continuing operations	20,696	61,959	162,389
Loss from discontinued operations	(8,811)	(189,133)	(416,103)
Net income (loss)	11,885	(127,174)	(253,714)

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Years ended December 31,	2003	2002	2001
	$	$	$

OPERATING ACTIVITIES
Income from continuing operations	20,696	61,959	162,389
Reconciling items:
Depreciation and amortization	67	162	173
Amortization of deferred financing costs	3,083	2,962	1,766
Non cash financial expenses (recovery)	(3,266)	20,481	48,184
Earnings of subsidiaries from continuing operations	(35,167)	(10,512)	(1,505)
Gain (loss) on reorganization, Units exchange and
expiry and on sale of investments	454	(91,127)	-
Gain on forgiveness of debt	-	-	(238,940)
Changes in operating assets and liabilities	(9,736)	(14,663)	(7,293)
Cash used in operating activities	(23,869)	(30,738)	(35,226)

INVESTING ACTIVITIES
Investments in subsidiaries, loans and other assets, net	163,208	7,724	(31,924)
Company's share of dividends received from a
subsidiary	54,153	-	-
Acquisitions of property, plant and equipment		(62)	(88)
Cash provided by (used in) investing activities	217,361	7,662	(32,012)

FINANCING ACTIVITIES
Decrease in short-term loan	(47,407)	(36,093)	(29,500)
Proceeds from issuance of common shares	9,499	-	-
Proceeds from units issued, net of issue cost		-	248,591
Payments made in notes exchange, including fees and
costs	-	-	(55,838)
Proceeds from Recapitalization, shares and warrants
issued, net of issue costs	-	41,202	15,191
Repayment of long-term debt	(220,602)	-	(7,774)
Cash provided by (used in) financing activities	(258,510)	5,109	170,670
Cash provided by (used in) continuing operations	(65,018)	(17,967)	103,432
Cash provided by (used for) discontinued
operations	64,731	(7,063)	(79,397)
Increase (decrease) in cash and cash equivalents
for the year	(287)	(25,030)	24,035
Cash and cash equivalents, beginning of year	2,093	27,123	3,088
Cash and cash equivalents, end of year	1,806	2,093	27,123

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2003 and 2002
(All tabular amounts are in thousands of U.S. dollars unless otherwise indicated)

1.  BASIS OF PRESENTATION

This Condensed Financial Information has been prepared by management on the basis of accounting principles generally accepted in Canada in connection with the Company's Form 20-F to be filed with the Securities and Exchange Commission. Investments over which the Company has control are accounted for using the equity method. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

Significant differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders' equity at December 31, 2003 and 2002, and the determination of income ( loss) and cash flows for each of the years in the three-year period ended December 31, 2003 are summarized in Note 17 of the consolidated financial statements of the Company.

2.  FINANCING ARRANGEMENTS

Corporate Credit Facility
The Company's corporate credit facility, which amounted to $47.4 million as at December 31, 2002, has been fully reimbursed during 2003. The lending syndicate included affiliates of several of the Company's then significant shareholders.

14% Senior Guaranteed Notes
Prior to June 30, 2003, the Company redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.8 million of 14% Senior Guaranteed Notes due December 30, 2003 (''14% Notes''). Accordingly, the Company did not proceed with the issuance of $10 million in additional 14% Notes which it would have otherwise been required to issue on June 30, 2003 pursuant to the provisions of this indenture. This resulted in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the distribution of proceeds from the issuance of the Notes by MobiFon Holdings, described in Notes 4 and 6 of the Company's consolidated financial statements, the Company redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes in August of 2003.

Long-term debt consists of the following:

As at December 31,	2003	2002
14% Senior Guaranteed Notes	-	223,868
Series B 13¼% - Senior Discount Notes	530	530
Series C 10½% - Senior Discount Notes	-	20
Amended ESD's 2006	953	782
	1,483	225,200
Less current maturities	-	223,868
	1,483	1,332

3.  RELATED PARTY TRANSACTIONS

In addition to the related party transactions described elsewhere in these financial statements, the Company entered into several transactions with its subsidiaries and investees. These transactions were accounted for at their exchange value and consisted of the following for the years ended December 31,

	2003	2002	2001
	$	$	$

Service charges to subsidiaries and investees	21,791	22,335	13,403
Interest revenue from subsidiaries and investees		58	717
	21,791	22,393	14,120

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2003 and 2002
(All tabular amounts are in thousands of U.S. dollars unless otherwise indicated)

4.  CASH DIVIDENDS AND OTHER LOANS AND ADVANCES

During 2003, the Company received a dividend of $57.0 million from a subsidiary and is reflected in the financial statements as a reduction in investment in subsidiaries. In connection with the dividend, the Company paid a tax of $2.9 million during the year and is reflected as income tax expense in the financial statements. Furthermore, as a result of the sale of a 5.9% interest in MobiFon and the issuance of the Notes by MobiFon Holdings described in Notes 4 and 6 to the consolidated financial statements respectively, an additional $163.2 million was received by the Company by way of loan repayments. In addition, the Company received $70 million from the disposition of its Brazilian cellular operations described in Note 16 to the consolidated financial statements.

5.  COMMITMENTS

The future minimum lease payments for the next 5 years and thereafter of operating leases are as follows:

$
2004	403
2005	396
2006	65
2007 and thereafter
Total	864

6.  RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS

Between December 15, 2001 and March 13, 2002, the Company completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company's largest shareholder and certain of the Company's other stakeholders (the "Recapitalization").

Special Warrants
On December 14, 2001, the Company issued 4.9 million warrants at a negotiated price of approximately $3.05 each, exercisable for one Common Share or one non-voting preferred share convertible into common equity of the Company at no additional cost ("Special Warrants") for cash consideration of $14.5 million net of issuance costs of $0.5 million.

7% Equity Subordinate Debentures
On February 5, 2002, the Company completed an issuer bid and amendment of substantially all of the 7.00% Equity Subordinate Debentures ["ESD"].

A total of Cdn$150.0 million [$98.6 million] of ESD due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semiannually, in August and February. Each debenture was convertible on maturity into Common Shares of the Company.

Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2003 and 2002
(All tabular amounts are in thousands of U.S. dollars unless otherwise indicated)

6. RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS [CONT'D]

The Company amended the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$22.0. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.24 million [$1.0 million] in principal amount.

7.75% Convertible Debentures

On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures ("CDs") for net cash proceeds of $291.0 million. The CD's bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

On February 5, 2002, the Company converted all of the CDs and the accrued and unpaid interest of $11.6 million due September 2001, for 30.9 million Common Shares. The Company has also issued warrants to certain holders to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which expired unexercised. The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the CDs as at February 5, 2002, of $309.9 million, was recognized as additional paid-in-capital of $183.9 million, net of expenses of $2.5 million.

On February 14, 2001, the Company issued 43.8 million Units, including 23.6 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company's Multiple Voting and Common Shares. Each Unit consisted of one class A Subordinate Voting Share of ClearWave, and twenty-five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering twenty Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders as mentioned in Note 4 [b] of the consolidated financial statements of the Company.

In connection with the Company's exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company acquired 33.7 million Units and raised $51.7 million in gross proceeds. This new financing is in addition to the December 14, 2001 issuance of 4.9 million Special Warrants. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003 and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which expired unexercised.

Units and Equity Financing

On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

As a result of the above transactions, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange has resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2003 and 2002
(All tabular amounts are in thousands of U.S. dollars unless otherwise indicated)

6.  RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS [CONT'D]

Units and Equity Financing

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

7.  SUBSEQUENT EVENTS

Sale of Hexacom

As announced on December 12, 2003, the Company accepted a binding offer to sell the 27.5% direct interest it holds in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. In 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer.

Acquisition of Shares in MobiFon and TIW Czech

On February 10, 2004, the Company entered into a definitive agreement to acquire from a minority shareholder 5.9% of MobiFon previously sold in March 2003 [See Note 4 of the consolidated financial statements] in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. Upon the closing of the transaction, the Company will increase its ultimate equity interest in MobiFon from 50.1% to 55.9%. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At a minimum, the Company will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 common shares of the Company. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech agreed to sell to the Company some of its shares in TIW Czech.

The number of TIW Czech shares that the Company will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire a 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder has agreed to reinvest into 1,650,595 additional common shares of the Company. The Company would therefore increase its equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction. These transactions will be accounted for using the purchase method.

The closing of the transaction remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

Acquisition of shares in ClearWave

On March 4, 2004, the Company entered into a private transaction to acquire an aggregate of 10,942,625 Class A subordinate voting shares of ClearWave from two institutional shareholders, in consideration for a combination of Common Shares and cash. The Class A subordinate voting shares of ClearWave to be acquired represent a 13.0% equity interest and a 4.6% voting interest in ClearWave. As a result of these transactions, the Company's direct and indirect equity voting interest in ClearWave will increase to 99.8% and 99.9%, respectively. This transaction is conditional on the closing of an equity offering which includes a secondary and a primary portion, in which the Company raise sufficient funds to satisfy the cash components of the transaction.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2003 and 2002
(All tabular amounts are in thousands of U.S. dollars unless otherwise indicated)

7.  SUBSEQUENT EVENTS [CONT'D]

The cash consideration portion of the transaction will be equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the secondary offering and will be paid on that number of Class A subordinate voting shares of ClearWave held by the ClearWave shareholders, or the pro rata share number, equal to approximately 13.77% of the number of shares sold by selling shareholders under the offering. The balance of the Class A subordinate voting shares of ClearWave held by the ClearWave shareholders will be purchased in exchange for the Company's Common Shares, on the basis of Class A subordinate voting shares for 1.362 Common Shares, unless the ClearWave shareholders exercise their option to exchange a maximum of 1.3 million Class A subordinate voting shares for a cash amount equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the equity offering, after deducting a discount of 10%. This transaction would be accounted for using the purchase method.

SIGNATURE

    Telesystem International Wireless Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELESYSTEM INTERNATIONAL WIRELESS INC.

	By:	(signed)
	Name:	André Gauthier
	Title:	Vice-President and Chief Financial Officer

Dated: May 19, 2004