Form 20-F
period 2004-12-31
TELESYSTEM INTERNATIONAL WIRELESS INC
filed 2005-04-01
CIK 1045632

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

169,193,153 Common Shares without par value

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

EXPLANATORY NOTES

References herein to the "Company", the "Corporation", "we", "us", "our" or "TIW" are references to Telesystem International Wireless Inc., a Canadian corporation, and, where the context requires, its subsidiaries and operating companies. References herein to "MobiFon" are references to MobiFon S.A., our Romanian operating subsidiary and references to "Oskar Mobil" are references to Oskar Mobil a.s., formerly Cesky Mobil a.s., our Czech operating subsidiary. TIW's website address is www.tiw.ca. The information provided on this website does not form part of this document. Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word "dollar" and the symbols "$" or "U.S.$" refer to the lawful currency of the United States of America, the symbol "Cdn$" refers to the lawful currency of Canada, the word "Euro" and the symbol "€" refer to the lawful single currency of the European Monetary Union, the words "Leu" and the plural "Lei" refer to the lawful currency of Romania and the words "Czech Koruna" and the symbol "CZK" refer to the lawful currency of the Czech Republic.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION Accounting Principles

We present our financial statements in U.S. dollars and prepare them in conformity with Canadian generally accepted accounting principles, or Canadian GAAP, which may differ from United States generally accepted accounting principles, or U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of Canadian GAAP to U.S. GAAP, see note 17 to our consolidated financial statements.

We use the term operating income before depreciation and amortization, or OIBDA, and average revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  It does not reflect changes in, or cash requirements for, our working capital needs;

  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;

  It does not reflect foreign exchange gains or losses; and

  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. For the reconciliation of OIBDA to net income and for the reconciliation between service revenues and ARPU refer to the non GAAP measures and operating data section of "Selected Consolidated Financial Information".

Exchange Rate Information

The following tables set forth the exchange rates for one U.S. dollar in effect at the end of the periods noted, the highest and lowest exchange rates during such periods and the average of the exchange rates of such periods, calculated by using the average of the exchange rates on the last day of each month during such periods. The exchange rates expressed in Canadian dollars and Euro are based on the noon buying rate as reported by the Federal Reserve Bank of New York; the exchange rates expressed in Leu are based on the daily fixing rate as reported by the National Bank of Romania; and the exchange rates expressed in Czech Koruna are based on the daily fixing rate as reported by the Czech National Bank. As of March 29, 2005, such exchange rates were Cdn$ 1.2135 = $1.00; €0.7744 = $1.00; Lei 28,169 = $1.00, CZK 23.353 = $1.00.

Canadian dollar	Year ended December 31,
		High	Low	Average	Period
					end
	2004	1.3970	1.1775	1.2984	1.2034
	2003	1.5750	1.2923	1.4013	1.2923
	2002	1.6128	1.5108	1.5704	1.5800
	2001	1.6023	1.4933	1.5487	1.5925
	2000	1.5600	1.4350	1.4855	1.4995

Euro	Year ended December 31,
		High	Low	Average	Period
					end
	2004	0.8474	0.7339	0.8014	0.7387
	2003	0.9652	0.7938	0.8832	0.7938
	2002	1.1636	0.9537	1.0578	0.9537
	2001	1.1947	1.0488	1.1171	1.1235
	2000	1.2092	0.9676	1.0832	1.0652

Leu	Year ended December 31,
		High	Low	Average	Period
					end
	2004	34,337	28,274	32,555	29,067
	2003	34,788	31,802	33,200	32,595
	2002	33,830	31,735	33,055	33,500
	2001	31,777	25,944	29,061	31,597
	2000	25,926	18,275	21,693	25,926

Czech Koruna	Year ended December 31,
		High	Low	Average	Period
					end
	2004	27.655	22.344	25.647	22.365
	2003	30.348	25.654	28.227	25.654
	2002	37.163	29.118	32.736	30.141
	2001	40.287	34.836	38.038	36.259
	2000	42.127	34.879	38.590	37.813

The following table sets forth the highest and lowest exchange rates for one U.S. dollar for each month during the last six months.

Six months ended
	August	September	October	November	December	January
Canadian dollar
High	1.3323	1.3071	1.2726	1.2263	1.2401	1.2422
Low	1.2964	1.2648	1.2194	1.1775	1.1856	1.1982
Euro
High	0.8316	0.8297	0.8149	0.7872	0.7562	0.7720
Low	0.8085	0.8053	0.7823	0.7526	0.7339	0.7421
Leu
High	34,232	33,965	33,457	32,013	29,679	29,686
Low	33,100	33,321	32,057	29,013	28,274	28,587
Czech Koruna
High	26.523	26.370	25.653	24.764	23.402	23.478
Low	25.499	25.512	24.675	23.307	22.344	22.484

Industry and Market Data

In this document, we rely on and refer to information regarding our business and the markets in which we operate and compete. We have obtained this information from various third party sources and our own internal estimates. We have obtained market and industry data relating to our business from providers of industry data, including EMC World Cellular Database. We have obtained subscriber information and other data relating to other wireless operators from publicly available sources including press releases published by such operators. These data, such as financial information and key performance indicators, have in some instances been reported using accounting and other internal management policies that are dissimilar to our own. We have not adjusted or harmonized any data for such differences or any comparisons based on such data included in this document. As a result, such data and comparisons may not accurately reflect the competitive positions of the wireless operators being referenced.

Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We believe that these industry publications, surveys and forecasts are reliable but have not independently verified them and cannot guarantee their accuracy or completeness.

In addition, in many cases, we have made statements in this document regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information has been verified by any independent sources. Statistical information contained in this document concerning the Romanian and Czech economies is derived from data published by the governments of each country and various publications including, among others, reports by The Economist Intelligence Unit, and, although we do not know such statistical information to be inaccurate, we do not accept responsibility for the accuracy of such statistical information.

The subscriber data included in this document, including penetration rates, ARPU, market shares and churn rates, are derived from management estimates, are not part of our financial statements and have not been audited or otherwise reviewed by outside auditors, consultants or experts.

We count as subscribers individuals and businesses that pay us in advance of providing services and refer to them as prepaid customers and others that pay us each month after we provide service, and refer to them as postpaid customers. The rates at which these prepaid and postpaid customers are disconnected from our network, or are removed from our subscriber count due to inactivity, are referred to as our churn rates. The churn rates we provide in this document are monthly average churn rates, which we calculate by dividing the number of customers we remove from our subscriber base during a month by our balance of subscribers at the beginning of the month. A wireless operator's measurement of churn activity affects various key performance indicators, including total subscriber amounts and ARPU levels. A tightening, or shortening, of a churn policy may result in a one time reduction of total subscriber amounts, a one time increase in churn rate and higher ARPU levels. As a result, such data and any related comparisons of us and other operators included in this document may not accurately reflect our competitive position and the competitive positions of such other operators.

Unless otherwise indicated, all operating data presented herein are as of December 31, 2004.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performance, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as "believe", "intend", "may", "will", "should", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed herein. Consequently, all of the forward-looking statements made in this document and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain consolidated financial information derived from our Consolidated Financial Statements for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with our Operating and Financial Review and Prospects and Consolidated Financial Statements, and the notes thereto incorporated by reference in this document. Our Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of our Consolidated Financial Statements to U.S. GAAP, see note 17 to our Consolidated Financial Statements.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands of US$, except per share data)
Statement of Income (Loss) Data:
Revenues	1,275,562	967,085	694,454	526,225	354,052
Operating income (loss)	254,279	169,878	87,586	(441)	(85,022)
Income (loss) from continuing
operations	55,206	20,696	61,959	162,389	(19,672)
Net income (loss)(1)	55,206	11,885	(127,174)	(253,714)	(355,356)
Basic earnings (loss) per share from
continuing operations	0.39	0.21	0.66	38.59	(14.13)
Diluted earnings (loss) per share from
continuing operations	0.38	0.20	0.66	20.21	(14.13)
Basic earnings (loss) per share	0.39	0.12	(1.42)	(81.39)	(121.89)
Diluted earnings (loss) per share	0.38	0.11	(1.42)	(31.31)	(121.89)
Income (loss) from continuing operations
(U.S. GAAP)	55,206	61,687	344,743	54,183	(41,770)
Net income (loss) (U.S. GAAP)(1)	55,206	52,876	113,627	(319,937)	(377,454)
Basic earnings (loss) per share from
continuing operations (U.S. GAAP)	0.39	0.61	3.80	15.60	(13.42)
Diluted earnings (loss) per share from
continuing operations (U.S. GAAP)	0.38	0.60	3.80	10.45	(13.42)
Basic earnings (loss) per share (U.S.
GAAP)	0.39	0.52	1.26	(92.30)	(121.29)
Diluted earnings (loss) per share (U.S.
GAAP)	0.38	0.51	1.26	(35.96)	(121.29)

	As at December 31,
	2004	2003	2002	2001	2000
	(in thousands of US$ except share data)
Balance Sheet Data:
Total Assets	2,340,709	1,667,588	1,441,628	1,906,666	3,294,165
Share Capital and additional Paid-In
Capital	1,926,511	1,327,574	1,301,470	696,954	684,639
Shareholders' Equity	748,481	91,773	51,537	169,057	76,389
Total Assets (U.S. GAAP)	2,342,605	1,663,436	1,435,621	1,431,488	2,665,620
Share Capital and additional Paid-In
Capital (U.S. GAAP)	1,761,208	1,162,271	1,136,167	775,609	763,294
Shareholders' Equity/(Deficiency)
U.S. GAAP	745,013	85,155	1,771	(570,986)	(314,210)
Common Shares Issued and
Outstanding (2)	169,193,153	105,035,187	100,434,370	3,265,432	3,156,116

(1)	Includes net loss from discontinued operations for the years ended December 31, 2003, 2002, 2001, and 2000 of $8.8 million, $189.1 million, $416.1 million and $335.7 million, respectively under Canadian GAAP and $8.8 million, $231.1 million, $374.1 million and $335.7 million, respectively, under U.S. GAAP.

(2)	Adjusted to reflect the February 5, 2002 conversion of all multiple voting shares issued and outstanding into common shares on a one for one basis, the May 17, 2002 redesignation of all subordinate voting shares as common shares, the March 25, 2004, conversion of all issued and outstanding preferred shares into common shares on a five preferred for one common share basis and the June 23, 2003 and June 23, 2001consolidations of the company's common shares, each on the basis of one post-consolidated for five pre-consolidated shares.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to the Proposed Sale of our Interest in ClearWave to Vodafone

The closing of the sale of our interest in ClearWave to Vodafone may not result in our shareholders receiving all of the intended proceeds from the sale.

On March 15, 2005, we entered into a framework agreement and a share sale and purchase agreement with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, or Vodafone, for the sale of all of our interest in ClearWave N.V., or ClearWave, for a cash consideration of approximately $3.5 billion. ClearWave owns all of our interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale. At closing, net proceeds from the sale along with our net assets, which consist primarily of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be distributed to shareholders pursuant to a court supervised plan of arrangement. The agreements with Vodafone provide for adjustments in certain circumstances but do not guarantee a minimum distribution to our shareholders. Pursuant to the agreements with Vodafone and the arrangement, our shareholders will receive a maximum of $16 per share (plus investment income). To the extent that assumptions as to the amount of inter alia (i) transaction and liquidation costs, (ii) net cash position at closing, and (iii) the absence of unidentified claims are different than expected, our shareholders may receive less than US$16 per share. Accordingly, we can give no assurances as to the total amount and timing of distributions to our shareholders.

Our agreement with Vodafone contains various conditions. We cannot assure you that these conditions will be met, or that we will be able to close the sale of our interest in ClearWave.

Pursuant to the terms of the framework agreement and the share sale and purchase agreement, closing of the sale of our interest in ClearWave is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholders' approval on a basis to be determined by the court, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations.

Despite the framework agreement and the share sale and purchase agreement, there can be no assurance that these conditions will be met, or that the sale will actually close. Therefore, although the maximum amount that our shareholders could receive represents a premium to the trading prices of our equity securities in the months before the agreements with Vodafone were announced, you should not assume that you will receive this premium. If the sale does not occur, the trading prices of our common stock may decline, and we may continue to be subject to any or all of the risks described elsewhere in this section.

The closing of the sale of our interest in ClearWave to Vodafone may result in us becoming a "passive foreign investment company".

If the sale of ClearWave to Vodafone occurs in 2005, we may become a "passive foreign investment company" for U.S. federal income tax purposes in 2005. This may result in adverse tax consequences to U.S. persons. See "Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations."

Risks Relating to our Business

We may not be able to sell or transfer our ownership interests in our operating companies on commercially acceptable terms.

Our ability to sell or transfer our ownership interests in our operating companies is generally subject to:

  contractual rights in favor of our co-shareholders including rights of first refusal (see ''— Arrangements among shareholders of MobiFon could make it harder for us to engage in transactions that could benefit our shareholders'');

  provisions in our licenses and local governmental regulations that, in certain cases, may restrict or prohibit the transfer of our ownership interests in such operating companies; and

  change of control provisions in our subsidiaries' senior debt instruments may restrict or prohibit the transfer of our ownership interests in such subsidiaries.

Moreover, we have been required to pledge our equity interests in MobiFon and Oskar Mobil to secure senior debt obtained by those operating companies, and we may be prohibited from or restricted in transferring or otherwise disposing of such pledged equity interests unless the debt is repaid concurrently with the disposition. In addition, our operating companies currently have no publicly traded equity securities, and there can be no assurance that there will in the future be either a public or private market for the equity securities of our operating companies. As a result, our ability to liquidate any or all of our investments may be substantially limited.

Even if any sales are completed, the prices realized on those sales could be less than our investment, and there may be substantial local taxes, currency exchange controls or other restrictions on repatriation of monies imposed on us in the case of any such sales.

Arrangements among shareholders of MobiFon could make it harder for us to engage in transactions that could benefit our shareholders.

Under MobiFon's contract of association, which forms part of its constitutive documents, rights of first refusal exist in favour of all shareholders on transfers of shares in MobiFon. These rights of first refusal may also apply to indirect sales of shares of MobiFon, such as a sale of shares of MobiFon Holdings and of ClearWave, in the event that the shares of MobiFon held by these companies represent more than 25% of the fair market value of these companies' assets. These indirect rights of first refusal entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held by us upon a sale of equity shares of certain of our subsidiaries at comparable value. ClearWave obtained from Vodafone a conditional waiver of its right of first refusal in the case of certain transactions affecting the equity shares of ClearWave. In consideration of the waiver, we agreed with Vodafone that, among other things, Vodafone will have the right, in the event of a change of voting control of ClearWave, to purchase from us that number of shares in MobiFon necessary to increase Vodafone's equity interest in MobiFon to 50.1%.

These rights of first refusal may impede our ability to dispose of our interests in MobiFon, ClearWave or MobiFon Holdings on commercially acceptable terms.

We account for the rights of the minority shareholders in our operating subsidiaries and their lenders when we make management decisions.

Although we may have voting control over our operating subsidiaries, we may have to take into account the rights of their minority shareholders when making management decisions. For instance, we have an agreement with Vodafone Europe B.V which provides that major business, financial and technical decisions concerning MobiFon, including making distributions to shareholders, require consensus between us and Vodafone, with both parties using their best efforts to achieve consensus. Accordingly, we may need to continue taking into account the views of, or compromise with, Vodafone in reaching decisions on fundamental business and strategic matters with respect to MobiFon. If we need to enlist co-investors in the future to help fund acquisition opportunities, we may need to enter into agreements that grant these co-investors rights to participate in the management of our operating companies.

In addition, the lenders under MobiFon's and Oskar Mobil's senior credit facilities have a number of approval and veto rights over how we operate these businesses. These rights can be used effectively to limit our discretion in managing our operations, for example by requiring us to focus on generating sufficient cash flow to pay principal and interest on our debt and restricting us from making further investments in our business.

We operate in a highly competitive market.

The wireless telecommunications industry is highly competitive. In particular, the Czech Republic is one of the most developed wireless telecommunications markets in Central and Eastern Europe. By some estimates the current market penetration rate for wireless services in the Czech Republic is as high as 105%. Accordingly, in order to grow our business in that market, we must attract current subscribers away from our competitors, rather than rely only on offering our services to new customers in the market. The same is true for our competitors and, as a result, competition in the wireless telecommunications markets where we operate is very intense. Actions taken by our competitors, as well as actions taken by us to maintain our competitiveness and reputation, have placed and will continue to place pressure on our pricing and service strategies, margins and profitability.

Within this environment, we compete with companies that have substantially greater financial and other resources, research and development staffs, and technical and marketing capabilities than we have, and we face significant competition from established competitors.

Competition in the Czech wireless telecommunications market will be further affected if and when the Czech government completes its intended privatization of Český Telecom. In December 2004, the Czech government approved a plan to sell Český Telecom and its subsidiary Eurotel. If Český Telecom is sold to a large international telecommunications company, Eurotel could gain an additional competitive advantage and may further increase its financial and other resources. As a result, the privatization of Český Telecom and Eurotel could increase the competitive pressures on us.

In Romania, fierce competition exists between us and our principal competitor, Orange Romania S.A., or Orange, a subsidiary of France Telecom. Together we hold approximately 96% of the wireless market, split almost equally between us. We intensely compete to maintain this market share. Competition in the Romanian wireless telecommunications market could also intensify if and when OTE, the Greek telecommunications company that controls Romtelecom, relaunches Romtelecom's wireless subsidiary operator, Cosmorom. If the Romanian government approves the proposal submitted by OTE to relaunch Cosmorom, which currently has only a minimal presence in the market, under the management of Cosmote, OTE's mobile operator in Greece, Cosmorom could develop a substantial competitive advantage and become a significant competitor in the Romanian wireless market.

The success of our operations will depend on our ability to retain customers.

Historically, the average monthly churn rates of our operating companies have been relatively low, but we can give no assurances that this will remain the case. The possible implementation in Romania and the Czech Republic by 2006 of mobile number portability, which gives the ability for customers to keep their mobile phone numbers when they switch wireless providers, may draw our customers elsewhere. In addition, in the Czech Republic, our competitors are required to launch UMTS services by January 2006 and we could therefore loose certain of our customers to their networks if we do not deploy our UMTS network as fast as those of our competitors. If other wireless operators in our markets improve their ability to retain subscribers and thereby lower their churn levels, it will become more difficult for us to grow our customer base, and the cost to us of acquiring new customers could rise. In addition, our performance may be affected by the size and usage trends of our customer base (such as the potential industry shift in Europe from voice to non-voice usage). These trends may in turn be affected by the competitiveness of our tariffs, the competitiveness of alternative services, developments in the wireless markets and general macroeconomic conditions of the markets where we operate, many of which are beyond our control. The loss of a larger number of subscribers than anticipated will result in a loss of a significant amount of expected revenues and an increase in our churn rates. An increase in our churn rates may raise our operating costs, as we may increase marketing efforts in acquiring new customers to maintain our subscriber growth.

Our aggressive pricing strategy in the Czech Republic, and the future response to that strategy by our competitors, as well as future aggressive pricing strategies of our competitors in Romania, could lead to increased, or more volatile, churn rates as well as lower ARPU. The growth of consumer awareness, additional service offerings from competitors and our competitors' increased focus on our target customer groups may increase our churn rates and reduce ARPU.

In the Czech Republic, as part of our strategy to differentiate ourselves from our competitors and to gain market share in the postpaid subscriber market, we do not require our consumer postpaid customers to enter into fixed term service contracts. These customers can terminate their service relationship with us and switch to one of our competitors at any time. Of our individual postpaid subscribers that do enter into fixed term service contracts, the majority may cancel their contracts with limited advance notice, and without a significant penalty. In addition, we do not have fixed-term contractual relationships with our prepaid customers in both Romania and the Czech Republic. Accordingly, we do not have the fixed portion of guaranteed monthly revenue associated with contract payments that some of the other mobile operators receive. This exposes us to volatility in our customers' short-term usage plans. Any significant loss of existing subscribers would have a significant adverse effect on our revenues, results of operations and financial condition.

Rapid technological changes or the effect of the adoption of new standards for mobile telecommunications could render our services obsolete or noncompetitive.

The industry in which we operate is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction in recent years of new standards for mobile communications, such as EDGE and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and enhancements and changes in customer requirements and preferences.

Because we are unable to thoroughly screen the creditworthiness of potential customers, we may incur fraud and bad debt expenses.

The fraud and bad debt we experience in a given period will directly reduce our net income and cash flow. Our ability to screen applicants for creditworthiness is limited in Romania, where the use of credit reporting agencies is less common. Our screening processes and gradual restrictions on access to our services in the event of non-payment may not be effective in limiting our fraud and bad debt exposure. Consequently, we may have a significant number of customers that are unable to pay their bills on time, if at all.

We rely on third parties for the operation, provision and maintenance of some of our services.

The operation, provision and maintenance of our wireless telecommunications services is dependent on our ability to obtain adequate supplies of a number of items on a timely basis. These include:

  transmission, switching and other network equipment;

  prepaid vouchers;

  back-office systems; and

  mobile handsets.

We purchase our network equipment and related software from leading international telecommunications systems equipment suppliers and rely upon our suppliers' ability to deliver dependable technical support. We cannot be certain that we will be able to obtain mobile network equipment from alternative suppliers on a timely basis if our current suppliers are unable to satisfy our equipment requirements, particularly if the growth in demand for mobile network equipment exceeds our suppliers' ability to meet such demands. We also may be unable to attract new customers unless we are able to offer them their preferred mobile handset models and we have in the past been unable to procure the most current models of mobile handsets. In our experience, suppliers, from time to time, extend delivery times, limit supplies and increase the price of our supplies due to their supply limitations and other factors. In particular, we may encounter difficulties with the supply, timely delivery, or performance of third generation, or 3G, handsets provided by equipment vendors. Our results of operations could be adversely affected if any mobile equipment, including handsets that support our future service offerings based on UMTS or EDGE technologies, are not available in a timely manner or are not reliable or if the price of our required supplies rises significantly or if any one of our suppliers fails to provide us with dependable maintenance support in a timely manner.

In addition, we are dependent upon third parties for the distribution of SIM cards in Romania and the distribution and resale of prepaid airtime cards in both Romania and the Czech Republic. Our results of operations could be adversely affected if the prices charged by these distributors rise significantly or if any one of our distributors fails to provide us with adequate service in a timely manner.

Our inability to maintain agreements with other telecommunications providers that we rely upon to connect calls originating or terminating outside our networks may result in an interruption of our service and a possible loss of customers.

For the success of our wireless services, we rely to a certain extent on services provided by other telecommunications providers, some of which are our competitors. Our network must interconnect with other telecommunications networks in order for us to be able to offer our services to customers. In addition, we lease lines from various companies to connect the elements of our network. We generally enter into interconnection agreements with other telephone operators to enable our wireless systems to connect with landline and other wireless telephone systems, and we may require the use of other microwave or fiber optic networks to link our wireless systems with other telephone systems. Although we have entered into interconnection agreements or have other satisfactory interconnection arrangements in place with all relevant parties, these agreements and arrangements typically have limited terms and must be periodically renegotiated or renewed. The revocation, loss or modification of any of these existing agreements or arrangements or the failure to obtain necessary agreements or arrangements in the future on terms favorable to us could have a material adverse effect on our operations. Moreover, a material increase in interconnection charges could result in reduced margins for us or in our ability to offer wireless telecommunications services at competitive prices.

We are subject to competition regulation, which could restrict our business.

Our operating companies in Romania and the Czech Republic are subject to oversight by competition regulatory authorities, which regulate companies deemed to be a dominant force in, or a monopolist of, a market, and also prohibit anti-competitive practices by all parties in the market place. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contracts with suppliers and distributors, and imposition of penalties for anti-competitive conduct. Because competition laws in Romania and the Czech Republic do not clearly define "market" in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in the licensed regions could trigger close scrutiny by competition regulatory authorities of the pricing and other terms of our services. We expect to become subject to stricter oversight by competition authorities in the future that could adversely affect our business.

We are subject to governmental regulation and licensing requirements, which may increase our operating costs and may dictate where and how we operate.

Our operations are subject to governmental regulation, which may change from time to time and which may address service requirements, restrictions on interconnection of wireless systems to government-owned or private telephone networks, subscriber rate-setting and requirements that the operating companies or development projects complete construction and meet network coverage tests or commence commercial operation of the networks by specified deadlines and other requirements. In addition, licenses may contain restrictions on foreign ownership or share transfers. These restrictions or conditions may be difficult to comply with, particularly given demographic, geographic or other issues in a particular market. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of a license. Furthermore, changes in the regulatory framework may limit the ability to add subscribers to developing systems.

The ability of our operations to retain and exploit their existing telecommunications licenses and to renew them on favorable terms when they expire is essential to our operations. The governmental agencies responsible for the administration of licenses may, under certain circumstances, unilaterally limit, revoke or otherwise adversely modify the terms of these licenses in the future, and we, along with our operating companies, may have limited or no legal recourse if these events occur. There can be no assurance that our operations will be able to retain or renew their licenses or satisfy the conditions of such licenses or that the restrictions imposed upon such licenses will permit the commercial exploitation of such licenses, any of which could have a material adverse effect on us.

We believe that the opportunity to acquire substantial new wireless telecommunications licenses in markets of Central and Eastern Europe will exist only for a limited time. Governments of developed and developing countries are increasingly requiring financial bidding for licenses. This requirement has increased the cost of these licenses, and may restrict our ability to obtain additional licenses. Furthermore, relevant governmental authorities may grant additional licenses with respect to the same or different technologies and covering the same geographical areas as our operating companies' licenses and may preclude us from competing for such additional licenses.

Our operations also are subject to laws and regulations governing environmental protection, including requirements for the management, use and disposal of hazardous substances. Such laws and regulations can impose substantial fines and criminal sanctions for violations, and may require us to remediate contaminated soil and groundwater affecting property we operate.

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate the terms of our licenses.

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

It may be difficult to enforce judgments against us in U.S. courts.

We are a corporation organized under the laws of Canada, and most of our assets are located in Romania, the Czech Republic and the Netherlands. Furthermore, most of our directors and officers reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Canadian, Romanian, Czech and Dutch courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Canadian, Romanian, Czech and Dutch courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Litigation regarding the ownership of our disposed Brazilian operations has been settled but could recommence.

On March 26, 2003, we indirectly disposed of our entire interest in Telpart Participaçoes S.A., or Telpart, and settled or terminated the considerable litigation which related to such interest. Although such litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. In addition, we may be subject to investigations or proceedings in relation to our past equity participation in Telpart.

We will incur increased costs as a result of recently enacted laws and regulations relating to corporate governance matters and public disclosure.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, rules adopted or proposed by the SEC and by the NASDAQ National Market and new accounting pronouncements will result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements. To maintain high standards of corporate governance and public disclosure, we intend to invest substantial resources to comply with evolving standards. This investment will result in increased general and administrative expenses within Fiscal year 2005 and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. We are taking steps to comply with the recently enacted laws and regulations in accordance with the deadlines, by which compliance is required, but we cannot predict or estimate the amount or timing of additional costs that we may incur to respond to their requirement and cannot be certain that we will be able to fully comply with the provisions of Section 404 of the Sarbanes-Oxley Act regarding compliance with certain assessments and auditor attestations regarding internal control structure reporting.

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

There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. Any actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, restrict our ability to obtain sites for base stations, spark product liability lawsuits for which we may not be able to obtain sufficient insurance on commercially reasonable terms, or limit available financing. Each of these possibilities has the potential to cause adverse consequences for us and for the entire wireless telecommunications industry.

Risks Relating to our Financial Condition

Our holding company structure may make it difficult to access cash flow from our operating companies.

We are a holding company with no material sources of income or assets of our own other than the equity interests that we own in our subsidiaries and operating companies. We conduct substantially all of our operations through our indirectly held operating companies, MobiFon and Oskar Mobil. Our cash flow depends upon the ability of our subsidiaries to pay dividends or otherwise make distributions to us. Our subsidiaries and operating companies are separate and distinct legal entities and, except for intercompany loans owed to us, will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us. Any right we may have to receive assets of our subsidiaries or operating companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of such subsidiaries' and operating companies' respective creditors, including, without limitation, tax authorities, trade creditors and lenders.

We may be unable to access the cash flow, if any, of our operating companies because:

  such entities are currently or may become parties to credit or other borrowing agreements that restrict or prohibit the payment of dividends and distributions, and such entities are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future; and

  it can be expected that Oskar Mobil will generally reinvest all of its free cash flow after debt servicing in its business for the foreseeable future and that MobiFon may reinvest part of its free cash flow after debt servicing in its business for the foreseeable future.

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

  fluctuation in the size of our subscriber base and levels of churn;

  fluctuation in ARPU and consumer behavior;

  changes in the mix of our prepaid and postpaid customers;

  increased competition and its impact on price levels;

  the nature and success of our capital expenditures and other investments made by us;

  the regulatory and tax environment in which we operate;

  fluctuation in the currency exchange rate between the U.S. dollar and the Czech Koruna, the functional currency adopted by our Czech operating subsidiary and fluctuations in currency exchange rates between the U.S. dollar and the currencies in which we may transact;

  general economic and political conditions in Romania and the Czech Republic;

  seasonality; and

  growth or cancellations of service contracts.

Our revenues are unpredictable, and our revenue sources are short-term in nature.

Future revenues from our prepaid and postpaid subscribers, our two primary sources of revenue, are unpredictable. For instance, we do not require our prepaid subscribers and, in the Czech Republic, some of our postpaid subscribers, to enter into service contracts and cannot be certain that they will continue to use our services in the future. Although we require certain of our postpaid subscribers to enter into service contracts, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could have an adverse effect on our results of operations or financial condition.

We have substantial consolidated indebtedness, and we will require a significant amount of cash to service our indebtedness.

As of December 31, 2004, our total consolidated indebtedness was $1.1 billion, of which $1.0 million was debt of TIW, $223.4 million of MobiFon Holdings B.V., net of unamortized discount and purchase price fair value adjustment, $270.0 million of MobiFon and $652.6 million of Oskar Mobil. MobiFon's and Oskar Mobil's total debt position in accordance with U.S. GAAP, including long term unrealized losses associated with derivative financial instrument positions was $270.2 million and $688.1 million, respectively.

The level and the terms of our indebtedness could have important consequences, including that:

  the debt service requirements may become so high that we would have difficulty making debt service payments on our outstanding indebtedness or satisfying our obligations with respect to such indebtedness;

  our ability to pay dividends will be limited by our ability to repatriate, at the corporate level, cash flows from our operations under the restrictive covenants contained in the debt instruments of our subsidiaries and operating companies;

  our ability to obtain additional debt financing may be limited;

  our ability to pay interest on our debt and finance our activities may be limited by cash sweep provisions requiring us to repay the principal outstanding on our indebtedness from excess cash flow from operations, cash raised from financing activities, asset sales and certain distributions from our affiliates; and

  our flexibility in reacting to changes in our business and market conditions may be reduced.

Any failure to pay such indebtedness or other liabilities when due could have a material adverse effect on us. To date, assets of our operating companies have secured certain of the debt financing obtained by the operating companies, and it is likely that any debt financing our operating companies obtain in the foreseeable future will also be secured. The pledge of assets to secure existing debt may make it substantially more difficult to obtain additional financing from other sources.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. At the corporate level, we are not contractually limited or prohibited from incurring indebtedness. Under the terms of their current debt instruments, our subsidiaries and operating companies are not fully prohibited from incurring additional indebtedness. As of December 31, 2004, our operating companies were entitled to draw additional borrowings of approximately $32.2 million ($20.0 million and €9.0 million) under their working capital facilities, €100.0 million ($136,2 million) under their senior credit facilities. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to obtain the additional financing necessary to fund the operation of our business, which could require that we delay or modify our business plans.

The business of our operations is capital-intensive. Our operating companies expect to have significant future capital requirements, particularly in relation to the expansion of their wireless operations, the acquisition of licenses, the introduction of new technologies such as Universal Mobile Telecommunication System, or UMTS, and Enhanced Data Global Evolution, or EDGE, and new services based on these technologies, as well as the servicing of their debt. Our operating companies intend to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities and through other externally generated funds such as disposition of assets, the sale of debt and equity securities, project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, financial market conditions, our and such operating companies' financial and operating performance and prospects and market perceptions thereof. There can be no assurance that our operating companies will be able to obtain the financing required to meet debt service requirements, make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could result in the loss or revocation of licenses held by the operating companies or require that certain planned projects be delayed or abandoned.

The terms of our indebtedness require us to meet various covenants and limit our ability to engage in various transactions, which may adversely affect us.

Certain of our subsidiaries and our operating companies are required to maintain financial ratios and satisfy financial condition tests pursuant to the terms of their indebtedness. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. In addition, such indebtedness contains a number of provisions that limit their ability to:

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

We have sustained significant losses since inception. As of December 31, 2004, we had an accumulated deficit of $1.2 billion. Although we generated income from continuing operations before non-controlling interest and income taxes of $159.2 million, $102.7 million and $67.3 million in 2004, 2003 and 2002, respectively, these 2003 and 2002 results include net non-recurring gains on investments and financing activities of $19.4 million and $81.6 million, respectively. Our net income was $55.2 million and $11.9 million for 2004 and 2003 versus net losses of $(127.2) million and $(253.7) million for the years ended December 31, 2002 and 2001. While we have achieved operating profitability in 2004 and 2003 with respect to our continuing operations, there can be no assurance that we will be able to sustain or improve operating profitability in the future. Failure to sustain or improve operating profitability would adversely affect our ability to service our indebtedness.

While MobiFon and Oskar Mobil currently generate positive cash flow from operations, they have generated negative cash flow from operations in the past and Oskar Mobil continues to generate net losses. There can be no assurance that our operations can improve their profitability or that they will generate net earnings and enough positive cash flow in the future. The growth of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted.

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

  we will be able to correctly identify appropriate investment opportunities, successfully complete any acquisitions or deploy or improve our networks following the acquisition of new licenses, or successfully manage any businesses we may acquire; or

  we will not incur significant unanticipated expenses.

Risks Relating to Romania and the Czech Republic

We are subject to currency exchange risks, which may negatively impact our financial results and may increase our costs to repay our debts.

Our operations depend, in large part, on the economics of the markets in which we have interests. Those countries in which we currently operate or in which we may operate in the future may have economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. Inflation and rapid fluctuations in interest rates may have negative effects on the economies and securities markets of certain of these countries, which in turn may have adverse effects on our operations, including the ability to obtain financing, the ability of subscribers to pay for services provided by our operating companies or the ability to support the growth of such operations.

Revenues generated by operating companies will generally be paid to the operating companies in the local currency. By contrast, some significant liabilities of the operating companies, such as liabilities for the financing of telecommunications equipment, may be payable in U.S. dollars, in Euro or in currencies other than the local currency. As a result, any devaluation in the local currency relative to the currencies in which such liabilities are payable could have a material adverse effect on us. For instance, the value of our investment in Oskar Mobil is partially a function of the currency exchange rate between the U.S. dollar and the Czech Koruna, its functional currency. The devaluation of the functional currency applicable to an operating company will result in a reduction in the carrying value of our investment in such operating company. Such reduction is accounted for as a reduction of shareholders' equity until the sale of the investee, at which time the cumulative gain or loss is recorded as part of the gain or loss on sale. In addition, Oskar Mobil reports its results of operations in Czech Koruna, and accordingly, our results of operations will be affected by changes in currency exchange rates between the Czech Koruna and the U.S. dollar. Some of Oskar Mobil's borrowings are in Czech Koruna and some in Euro. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in management's objectives and strategies with respect to managing such exposures.

Prior to June 30, 2003, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as MobiFon's measurement currency. Each fiscal quarter, we make an assessment as to whether Romania is still defined as a highly inflationary economy, in order to determine whether a further assessment is needed as to which currency should be MobiFon's functional currency for subsequent fiscal quarters. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be MobiFon's functional currency for the year 2005. MobiFon's borrowings are in U.S. dollars and tariffs are set in U.S. dollars. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is expected to join the European Union in 2007 and it is foreseeable that the Euro will gain prominence in Romania in the future. Consequently, depending on the progression of Romania towards the Euro, MobiFon's functional currency may change and exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations.

Romania is an emerging market with macroeconomic conditions that could negatively impact our financial results or our ability to obtain required financing.

Our financial results are affected by the health of the Romanian economy. Romania is emerging from a centrally planned economy to a free-market economy and remains subject to significant macroeconomic risks as a result. The government of Romania is tackling problems relating to the creation of the institutions of a functioning market economy and is in the process of privatizing selected formerly state-owned companies, which may lead to significant corporate restructuring, labor dislocation or social unrest.

Due to continued implementation of reforms and changes in government infrastructure, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policy, or the interpretation thereof affecting our business activities, including the imposition of price controls and new taxes, may increase our costs or restrict our ability to operate our business. Political, economic, social or other developments in Romania may cause us to change the way we conduct our business. For instance, a monetary development which is anticipated to have an impact on the Romanian economic environment will be the redenomination of the Romanian currency and the introduction of the so-called "new leu" on July 1, 2005. The redenomination entails the dropping of four zeroes. The redenomination poses many practical problems for commercial banks in Romania, as well as for the billing system, operation systems and various other applications we use in providing telecommunication services, including rendering invoices and processing customer orders. The failure of commercial banks, or other service providers to upgrade their systems or our own failure to upgrade our systems, to account for the redenomination of the leu, could have material adverse effect on our operations.

Romania's 2004 estimated gross domestic product per capita of $9.075 on a purchasing power parity basis was among the lowest in Europe, and Romania has experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. The growth of our business depends in part on the growth of Romania's economy and the disposable income of businesses and individuals in Romania. Low or negative economic growth rates, inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economy and the securities market which in turn may have adverse effects on our financial results, including the ability to obtain financing, the ability of subscribers to pay for services or the ability to support the growth of MobiFon.

Meeting the requirements of the European Union for Romania's planned accession in January 2007 may require strict economic and financial reforms, potentially leading to economic dislocation or political or social unrest. Failure to successfully join the European Union may negatively impact Romania.

Since negotiations for admittance to the EU began in 1999, Romania has undertaken significant reforms to its political, judicial and economic systems. Romania completed EU accession negotiations at the end of 2004 and is to sign an accession treaty in April 2005. However, before it can join the EU in January 2007, Romania must undergo further major political and economic reforms as well as implement the acquis communautaire, the body of EU law. Any or all of these reforms may prove difficult, politically challenging or impossible to implement under the proposed timeline for EU accession. The EU has already indicated that Romania's membership could be delayed if it does not expedite judicial and administrative reform and tackle corruption. Furthermore, the European Commission noted a number of economic shortcomings that need to be overcome before the planned entry date of January 2007. It emphasized that vigorous implementation of structural reforms is required for Romania to cope with competitive pressures within the EU. Several of the problems identified by the Commission concern the role of the government in the economy in the form of continued subsidization of loss-making enterprises and the conduct of macroeconomic policy as well as the creation of the institutions of a functioning market economy. The accession treaty will contain a specific safeguard allowing the European Commission to recommend to the European Council, at any time before the treaty comes into force, that it postpone the date of accession by one year, until January 2008, if there is evidence that the country will be unprepared to meet membership requirements by January 1, 2007. Romania's commitment to joining the EU is expected to provide the impetus for major reforms and improvements in the country's political and economic infrastructure and systems, and admission to the EU is expected to bring Romania significant trade and economic advantages. In the event that Romania's EU accession is delayed or the invitation is withdrawn, some or all of these benefits may not be realized.

If the Czech economy performs poorly, our business will be impacted negatively.

Our financial results are affected by the health of the economy of the Czech Republic. The Czech Republic has undergone dramatic reform of its economy since 1989. Public discussion continues as to the need for restructuring certain sectors of the economy. Although the reforms undertaken to date have improved economic performance, such reforms may not continue and the level of economic performance attained over the past few years may not be sustained. In addition, the Czech Republic has experienced growing public finance deficits, which could potentially increase inflation, destabilize the Czech Koruna against foreign currencies and adversely impact our ability to finance foreign currency based expenditures.

Changes in economic, regulatory, administrative or other policies of the Czech government, as well as political or economic developments in the Czech Republic over which we have no control, could have a significant effect on the Czech economy, which in turn could have a significant effect on our business, prospects, financial condition, results of operations, or our ability to execute our business plan.

Pending legislation in the Czech Republic may significantly alter the regulatory regime applicable to Oskar Mobil, which could adversely affect our competitive position and profitability.

Following the Czech Republic's accession to the EU on May 1, 2004, the Czech cabinet adopted draft telecommunications legislation in order to implement the EU's new electronic communications regulatory framework and the related universal services directive, access directive, authorization directive and data protection directive. The new act was approved and is expected to come into force on 1st May, 2005. Among other significant changes, the new act is expected to replace the current individual licensing scheme with a system of general authorizations, including general authorizations to provide wireless telephony services and operate electronic communications networks. Under these authorizations, any entity that satisfies certain requirements can enter the market and provide various levels of service. These levels may range from providing a mobile virtual network to operating a full network infrastructure. The new act could also impose pricing and service restrictions on entities deemed to have "significant market power" in any market in which they operate. The new act provides for a number of general conditions applicable to all providers of electronic communications services, some of which are not contained in our present licenses or in the current Telecommunications Act and may result in higher costs to us. These include environmental protection, restrictions on the transmission of illegal content and protection against harmful emissions from electronic communications networks.

In addition, other provisions of relevant laws and regulations may be reviewed as the new EU framework is implemented, and the new act may change significantly before it is finally enacted into law. We cannot predict the final form of this legislation. Changes implemented by the new act could have a material adverse effect on our business, prospects, results of operations and financial condition.

ITEM 4 – INFORMATION ON THE COMPANY

We provide wireless voice and data services in countries of Central and Eastern Europe. Our networks provide subscribers with voice and high-speed packet data services, including mobile access to the internet and internet based, time sensitive information such as e-mail, digital image transmission, two-way short messaging service, or SMS, and multimedia messaging service, or MMS. We operate in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. As of December 31, 2004, we had approximately 6.7 million subscribers. Based on our percentage ownership in these operations as of December 31, 2004, this represents approximately 4.4 million equity subscribers and after giving effect to the acquisition, on January 12, 2005, of the 72.9% equity interest in Oskar Holdings that we did not already own, approximately 5.7 million equity subscribers.

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

The following table sets forth, by segment, the progression since 2000 in the number of subscribers and equity subscribers excluding discontinued operations, rounded to the nearest hundred.

	Years ended December 31

	2004	2003	2002	2001	2000
Romania
Subscribers	4,910,300	3,457,000	2,635,200	2,003,600	1,171,800

Equity Ownership	79.0%	50.1%	53.4%	28.9%	58.9%

Equity Subscribers(1)	3,879,100	1,731,400	1,407,200	580,000	690,200

Czech Republic

Subscribers	1,831,100	1,546,800	1,179,800	858,400	301,700

Equity Ownership(2)	27.1%	20.2%	19.8%	10.1%	21.6%

Equity Subscribers(1)	496,200	312,600	233,600	86,700	65,200

Total
Subscribers	6,741,400	5,003,800	3,815,000	2,862,000	1,473,500

Equity Subscribers(1)..	4,375,400	2,044,000	1,640,800	666,700	755,400

(1)	Equity subscribers represent our ultimate proportionate ownership in subscribers figures of our operations, based on our equity ownership percentage in such operations as of December 31 of each year.
(2)	Subsequent to year end, we increased our equity ownership in Oskar Holdings, the holding company of Oskar Mobil, our Czech operator, to 100%.

RECENT DEVELOPMENT

On March 15, 2005, we entered into a framework agreement and a share sale and purchase agreement with Vodafone for the sale of all of our interest in ClearWave for a cash consideration of approximately $3.5 billion. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholder approval on a basis to be determined by the court, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislation. Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

Certain of our shareholders (namely certain affiliates of J.P. Morgan Partners, LLC, Capital d'Amérique CDPQ Inc., an affiliate of Caisse de dépôt et placement du Québec, and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P.) representing in total approximately 33.6% of our outstanding share capital have agreed to support and vote their shares in favor of the transaction and not to solicit any competing transaction.

Our board of directors has approved the sale transaction and has recommended that our shareholders vote in favor of the sale transaction. Our board has received opinions from Lazard Frères & Co. LLC (our financial advisor) and Lehman Brothers Inc. (financial advisor to the board of directors) as to the fairness, from a financial point of view, to our selling subsidiaries of the sale consideration to be paid to such subsidiaries.

The framework agreement between us and Vodafone contains customary provisions prohibiting us from soliciting any other acquisition proposal but allowing termination in certain circumstances, including receipt by us of an unsolicited proposal from a third party that our board of directors, in the exercise of its fiduciary duties, finds to be superior to the proposed transaction, subject to a termination fee to Vodafone of US$110 million, representing approximately 2.5% of the transaction value. The shareholder undertakings referred to above would also terminate in such circumstances. In addition, Vodafone has agreed to a standstill provision.

The arrangement is intended to provide for a shareholder vote, the distribution of the proceeds of the sale to our shareholders and our eventual liquidation. Upon shareholder approval, we will as soon as practicable thereafter seek an order from the court approving the arrangement. Concurrently with the approval of the arrangement, we will seek court authorization to initiate a creditor claims process.

It is expected that, pursuant to the arrangement, the distribution to our shareholders will be completed in stages up to a maximum amount of $16 per common share, plus investment income, if any, earned following closing:

  upon closing of the sale, we intend to distribute the amount permitted by the Court.

  upon completion of the creditor claims process, we intend to distribute all remaining cash, except for appropriate reserves.

  upon our liquidation, it is intended that shareholders will receive any residual value to the extent of $16 per share (plus investment income), and any excess shall be returned to Vodafone as an adjustment to the consideration.

ORGANIZATIONAL STRUCTURE

The following chart summarizes the equity interests we hold, directly and indirectly, in each of our operating companies as at December 31, 2004 and March 1, 2005 respectively. Changes in our holding structure that occurred between December 31, 2004 and March 1, 2005 are described under the section entitled "Significant Changes" in item 8 of this Form 20-F. Percentages in brackets represent the voting interests we hold where they differ from the equity interests we hold. This chart is a simplification of our corporate structure and omits certain intermediate holding companies.

OPERATIONS

The following table sets forth our operations and interests and certain information related thereto, as of December 31, 2004, unless otherwise specified.

	Start-up	Licensed
	date of	Population	Total	Equity	Equity
	operations	Coverage	Subscribers(1)	Ownership	Subscribers (2)
		(in millions)		(%)

Romania	Q2 1997	21.7	4,910,312	79.0	3,879,146
Czech Republic ...	Q1 2000	10.2	1,831,116	27.1 (3)	496,232 (3)
Total		31.9	6,741,428		4,375,378

(1)	As of December 31, 2004. Figures include our 4,178,451 prepaid subscribers.

(2)	Proportional operational data represent the combination of our ultimate proportionate ownership in each of its subsidiaries and are not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	Subsequent to year end, we increased our equity ownership in Oskar Holdings, the holding company of Oskar Mobil, our Czech operator, to 100%.

Romania. MobiFon was the first GSM operator to launch services in Romania. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. In November 2004, MobiFon was advised by the Romanian government that it was successful in its application for the acquisition of a UMTS license following a bid process. MobiFon received its UMTS license on March 31, 2005. MobiFon operates in Romania under the highly recognized brand name Connex. MobiFon serves its customers on its state-of-the-art network, which covers approximately 95% of the population in Romania. During the twelve months ended December 31, 2004, MobiFon added 1,453,270 net subscribers, an increase of 42% from December 31, 2003. MobiFon grew its number of subscribers at an average rate of 3.5% per month in 2004 and had 4,910,312 subscribers at December 31, 2004, up from 3,457,042 at the end of 2003. Our internal reports as well as publicly released information of our competitors indicate that this represents a 48% market share. Since launching service in April 1997, MobiFon has developed a strong track record both in terms of subscriber growth and financial performance. MobiFon achieved positive operating income before depreciation and amortization, or OIBDA, referred to previously in our public filings as EBITDA, and described in our Operating and Financial Review and Prospects incorporated by reference in this document, in June of 1998, 14 months after commercial launch of services. It recorded operating income of $230.5 million and OIBDA of $345 million in 2004.

Czech Republic. Oskar Mobil is the third national GSM operator in the Czech Republic. Oskar Mobil was awarded a dual band 900/1800 MHz national license in October 1999 and launched commercial service in the Czech Republic in March 2000 under the brand name Oskar. In February 2005, Oskar Mobil was awarded a UMTS license. With the addition of 284,365 net subscribers in 2004, Oskar Mobil continues to be one of the fastest growing start-up wireless operators in Central and Eastern Europe. It reached 1,831,116 subscribers as at December 31, 2004, representing an estimated 17.0% subscriber market share. Of our subscribers, 47.9% are postpaid, the highest reported proportion of postpaid subscribers to total subscribers of any wireless operator in the Czech Republic. This achievement is consistent with our strategic focus on high value subscribers. For the twelve-month period ended December 31, 2004, Oskar Mobil generated average revenue per user, or ARPU, of CZK640 ($25.02), the highest reported ARPU in the Czech market, resulting in an estimated market share based on service revenues of 20.1%. Oskar Mobil achieved positive OIBDA in February 2002, less than two years after commercial launch of services. It recorded operating income of $48 million and OIBDA of $162 million in 2004.

Market Opportunities

Central and Eastern Europe

Europe represents one of the world's largest wireless telecommunications markets, with, according to EMC World Cellular Database, approximately 34% of the 1.7 billion wireless telecommunications subscribers worldwide as of December 2004. Since 1996, the European wireless telecommunications market has grown, according to EMC World Cellular Database, at a compounded annual growth rate of 40%, from 39 million subscribers in 1996 to 572 million in 2004. As a result of this rapid growth, the European market is now almost three times larger than the combined wireless telecommunications markets of the United States and Canada, based on number of subscribers.

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

While the majority of the growth in Europe has historically occurred in the Western European markets which are now close to saturation, growth has accelerated in some countries in Central and Eastern Europe in recent years. The wireless telecommunications market in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia, which are referred to collectively in this document as Central and Eastern Europe, grew at a compounded annual growth rate of 68%, from approximately 1.1 million subscribers in 1996 to approximately 70.6 million in 2004. Individually, Romania and the Czech Republic grew at a compounded annual growth rate of 119% and 65% respectively over the same period. During 2004, according to EMC World Cellular Database, wireless markets in Central and Eastern Europe added 13 million subscribers, representing an annual growth rate of nearly 23%. In comparison, the wireless market in European Union member countries that are not part of Central and Eastern Europe, referred to in this document as countries of Western Europe, grew at a rate of less than 9% in 2004. Despite this accelerated growth in subscribers, the penetration rate in Central and Eastern European countries wireless markets lags behind that of Western European markets with penetration rates as at December 31, 2004 of 32% in Bosnia and Herzegovina to 105% in the Czech Republic in Central and Eastern Europe and of 70% in France to 127% in Luxembourg in Western Europe. It should be noted that there is a growing trend in certain countries for wireless handset users to subscribe to services from more than one operator for the same region through the use of a single or multiple handsets with different subscriber identity module cards, commonly referred to as "SIM cards". This trend has resulted in penetration rates based on SIM cards that exceed the 100% mark since penetration is calculated based on number of subscriptions to wireless services rather than number of persons using wireless services. As at December 31, 2004, the penetration rates based on SIM cards in Romania and the Czech Republic were respectively 47% and 105%. However, in a study published in August 2004, the Czech Statistical Office estimated that only approximately 66% of people over the age of 15 in the Czech Republic have a wireless handset. We believe this further highlights the growth potential of Central and Eastern Europe.

In addition to the growing demand for traditional voice services, we believe that many markets in Central and Eastern Europe will embrace data transmission and internet-based services via second generation and third generation technologies such as general packet radio service, commonly known as GPRS, enhanced data GSM environment, commonly known as EDGE and UMTS.

We believe that several other factors make Central and Eastern Europe attractive for wireless telecommunications services, especially as a substitute for traditional fixed-line services:

  the region typically has relatively less developed fixed-line telecommunications systems than Western European countries. For example, as at December 31, 2004, Romania had fixed-line penetration of approximately 20% according to the fixed-line operator in Romania, and the Czech Republic had fixed-line penetration of 33.2%, compared to a penetration of 59% in the United Kingdom;

  the cost to consumers of wireless service is becoming increasingly competitive with fixed-line rates. For example, during peak hours, MobiFon's price per minute under certain plans for business customers and other high-end users is less than that of the national fixed-line phone company for national long-distance calls.

Romania

Romania is located in Central and Eastern Europe, north of the Balkan Peninsula. Neighboring countries are Hungary, Ukraine, Moldova, Bulgaria and Serbia and Montenegro. Geographically, Romania is the second largest country in the Central and Eastern Europe region and covers an area of approximately 238,000 square kilometers, with a population of 21.7 million people. Bucharest, the capital city, has a population of over two million people. Approximately 53% of Romania's total population lives in urban areas. Major industries in the country include manufacturing, agriculture, transportation, construction and tourism. The population density of Romania is approximately 91.2 people per square kilometer.

Romania had a communist government until 1989, and is now governed as a parliamentary republic, with a popularly-elected bicameral parliament and president. Since the collapse of the communist regime, the Romanian government has undertaken steps to privatize former state-run industries and to institute other economic reforms. The government has also liberalized prices, reduced government subsidies, returned agricultural land to former owners, and modernized the tax system. National elections were held in November 2004 and a new four-party coalition government was sworn in at the end of December. The new government has indicated its intention to pursue more business-friendly policies such as the introduction of the flat-rate 16% income and profit tax and the reform of the labour code.

In 1993, Romania signed an Association Agreement with the EU, with a goal of joining the EU by January 2007. The European Commission's annual report on Romania's progress towards accession, which was published in October 2004, recognized that Romania had a functioning market economy, which was a prerequisite for closing accession negotiations. Romania completed EU accession negotiations by the end of 2004 and is to sign an accession treaty in April 2005.

Trade with the EU has grown significantly since Romania signed the Association Agreement, and the EU is Romania's largest trade partner. Trade with the EU accounted for approximately 73.2% of Romania's exports and approximately 65.2% of its imports in 2004. Italy remained Romania's largest market, taking 21.3% of exports, followed by Germany, with 15%. Italy was the largest supplier, providing 17.4% of total imports, followed by Germany with 15%.

Romania has taken a number of other steps to integrate its economy into world trade. In March 2003, Romania signed an accession protocol to the North Atlantic Treaty Organization. Ratification by the existing member states and Romania's parliament was completed in February 2004. Also in 1993, Romania concluded a free trade agreement with the European Free Trade Association member countries. In January 1995, the country became a member of the World Trade Organization, and has undertaken tariff and customs reforms to meet its commitments in these agreements. Romania's economic progress has also led to upgrades in its credit ratings from Standard & Poor's, Moody's and Fitch.

The following table shows selected information regarding Romania and its economy for the years indicated.

Indicator	2004 (e)	2003	2002	2001	2000
Population (in millions)	21.7	21.7	21.7	22.4	22.4
Nominal GDP (U.S.$ in billions)	$72.4	$57.0	$45.7	$40.2	$37.1
Increase (decrease) in real GDP	8.0%	4.9%	4.9%	5.7%	2.1%
GDP per capita (U.S.$)	$3,336	$2,627	$2,106	$1,795	$1,656
Average annual consumer price
inflation	9.3%	15.3%	22.5%	34.5%	45.7%
Foreign direct investment
(U.S.$ in billions)	$4.0	$1.6	$1.1	$1.2	$1.0

Credit ratings	2004	2003	2002	2001	2000
Standard & Poor's ...	BB+	BB	B+	B	B-
Moody's (1)	Ba3	Ba3	B1	B2	B3
Fitch	BBB-	BB	BB-	B	B

________
Sources: Economist Intelligence Unit, Romanian National Institute of Statistics (INS) and Bloomberg.
(e) estimates
(1) as of March 2, 2005, the Moody's credit rating was changed to BA1

Czech Republic

The Czech Republic is situated in Central and Eastern Europe, sharing borders with Germany, Poland, the Slovak Republic and Austria. The Czech Republic covers an area of approximately 78,866 square kilometers, with a population of 10.2 million people. Prague, the capital city, has a population of approximately 1.2 million people. Approximately 75% of the Czech Republic's population lives in urban areas. The population density of the Czech Republic is approximately 129.3 people per square kilometer.

Since the "Velvet" Revolution in 1989, the Czech Republic has transformed itself into a western-oriented market economy with more than 80 percent of enterprises in private hands. The average annual inflation is estimated to have risen to 2.8% in 2004, from 0.1% in 2003. With an open economy, the Czech Republic is vulnerable to an economic downturn in its principal export market, the other EU countries.

In December 2004, the government approved a two-prong method for selling its 51% stake in Cesky Telecom, the first attempt to do so since 2002, when a planned sale to Deutsche Bank and TDC failed. In the first stage of the plan, the finance ministry invited strategic investors to submit bids and established a timetable for a tender that began on January 7, 2005. Final binding bids were due on March 29, 2005. At the same time, the ministry laid the groundwork for a capital market sale should the tender fail. The government has not revealed how much it expects to receive from the sale. The Czech Republic's principal imports include telecommunications equipment, specialized metalworking machinery, non-ferrous metals, plastics, chemicals and transport equipment.

The Czech Republic and the EU signed the Treaty of Accession in April 2003. The Czech Republic became a member on May 1, 2004. The Czech Republic benefits from duty free access to EU markets for most industrial products as a member of the EU. Harmonization of Czech laws and standards with those of the EU continues as the country integrates into the EU. The Czech Republic's customs union with Slovakia and membership in the Central European Free Trade Association (CEFTA) have been superseded by EU membership.

Indicator	2004 (e)	2003	2002	2001	2000
Population (in millions)	10.2	10.2	10.2	10.2	10.3
Nominal GDP (U.S.$ in billions)	$104.7	$89.8	$73.8	$60.9	$55.7
Increase in real GDP	3.8%	3.1%	1.5%	2.6%	3.9%
GDP per capita (U.S.$)	$10,265	$8,804	$7,235	$5,971	$5,408
Average annual consumer price
inflation	2.8%	0.1%	1.8%	4.7%	3.9%
Foreign direct investment (U.S.$ in
billions)	$3.4	$4.5	$8.2	$5.5	$4.9

Credit ratings	2004	2003	2002	2001	2000
Standard & Poor's ...	A-	A-	A-	A-	A-
Moody's	A1	A1	A1	BAA1	BAA1
Fitch	A-	A-	A-	A-	A-

Sources: Economist Intelligence Unit, US Commercial Service, Columbus World Travel Group, Czech Statistical Office, Commerzbank and Bloomberg.
(e) estimates

Products and Services

Voice Telephony

We provide basic voice services for wireless telecommunications over GSM networks. As with the rest of Europe, we follow the "calling party pays" model of charging our customers only for calls that they initiate. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, international roaming and complementary call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

Advanced Wireless Services

The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated products with increasingly advanced capabilities. These include access to e-mail and other information services, including news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we continue to upgrade our existing digital networks to be able to offer the data transmission capabilities required by these new applications, including wireless application protocol commonly referred to as WAP, GPRS, MMS, and basic data and fax transmission.

In both Romania and the Czech Republic, we offer our customers the ability to send text messages to other wireless users using SMS. We also have developed a wide range of entertainment services based on SMS. We provide, among other things, the ability to chat, to play games and to download logos, ring tones and icons. MMS, which enables users to send and receive digital images, sounds and animations in addition to text, is being deployed throughout Europe. MobiFon launched MMS service in the fourth quarter of 2003 and now counts over 117,000 activated subscribers. We introduced MMS in the Czech Republic in September 2003 and the service has attracted over 310,400 activated subscribers as of December 2004.

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

In Romania, we launched WAP services, based on circuit switch data, or CSD technology, on August 1, 2000. At the end of 2001, we implemented GPRS technology, allowing us to extend WAP-based services as well as provide internet access, data transfer and LAN access, predominantly for the business segment, which is the market segment where we have identified the highest level of subscriber interest and the greatest potential for vertical applications implementation. We offer a flexible selection of GPRS based packages in order to address our customers' needs and to remain competitive in the market. In the consumer segment, GPRS-supported services include internet access and infotainment services, mainly MMS. MobiFon currently offers GPRS roaming services with 53 operations in 32 countries. The total number of customers for mobile data services (based on either CSD or GPRS technology) in Romania has exceeded 150,000.

In the Czech Republic, we launched WAP services in October 2000 and at the end of 2004, we had more than 389,000 activated WAP subscribers. We launched GPRS for our postpaid customers in February 2002 and for prepaid subscribers in January 2003. We had 299,000 activated GPRS subscribers as of December 31, 2004. In February 2003, we launched "Oskar GPRS Connect", a platform that enables our business subscribers to access their corporate networks over mobile handsets or other wireless devices via a secure GPRS connection.

With WAP, GPRS, MMS and also SMS, we are able to offer our customers a variety of content services enabling them to gather information such as weather reports, traffic reports, daily horoscopes, lottery results and news headlines, as well as providing them with access to entertainment applications (ringtones, logos, picture messages, Java games, MMS to postcard), and allowing them to perform banking transactions from a handset. These services are typically offered in partnership with third party content providers on a revenue-sharing basis. We earn revenues on these services by charging for access to these services and for the content that they provide. In addition, subscribers can use the wireless connectivity we provide for a variety of applications, using devices such as notebook computers, personal digital assistants, or PDAs, and advanced mobile phones. Internet access is available via WAP, via special Internet browsers embedded in newer generation handsets, or through PDAs or laptops connected to mobile phones.

Internet and Data Access Services

In Romania, we offer dial-up Internet access nationally and are currently the largest Internet service provider in the country, with approximately 230,000 dial-up customers. For individual users, we also offer prepaid dial-up services, domain-name registration, and various services delivered and included within our "myX Portal" package. Our consumer internet and data offerings are closely integrated with our wireless telephony offerings. Through the myX Portal, wireless users can access up-to-date data on their Connex accounts, and download ringtones, games and other applications. Wireless users earn special promotional rates and other internet service offers through continued use of their Connex services. We also offer dedicated internet access and data access and transport services to corporate customers, and we have more than 5,080 dedicated access and virtual private network ports. We also offer customers the ability to access the internet on their portable computer in certain hotels in Romania using WiFi enabled technologies. WiFi, or Wireless Fidelity, is a technology used to transmit and receive data over the unlicensed 2.4 GHz wireless spectrum, providing mobile access to a wired LAN or a wireline broadband connection in its coverage area. With deregulation in 2003, we now directly provide international telecommunications services. We also provide a fixed wireless product offering that competes with Romtelecom, the national fixed line operator, in the business segment for high-speed internet, data transfer, mobile virtual private network, or MVPN and voice services.

Roaming

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

Future Service Offerings

We plan to remain competitive in the area of advanced data services and ensure the long term sustainability and competitiveness of our business. We will do so by relying on a variety of technologies, applied in a manner that suits customer needs and revenue opportunities. Our core GSM technology can migrate to provide advanced wireless data services, either by deploying further enhancements to GPRS, such as faster coding schemes, or by using EDGE, a technological enhancement to the GSM standard. Our high speed data strategy in both Romania and the Czech Republic includes the use of GPRS-based technology. In the Czech Republic, we deployed EDGE in March 2005. In addition, in both Romania and the Czech Republic, we intend to offer services based on 3G technology to meet our customers needs.

In November 2004, we were advised by the Romanian government that we were successful in our application to acquire a UMTS license as the result of a bid process and on March 31, 2005, we received our UMTS license. In February 2005, we were awarded a UMTS license by the Czech government. As incumbent GSM operators in the Romanian and Czech wireless markets, we believe we have both the subscribers and networks to facilitate the deployment of UMTS. With the introduction of UMTS, we will be able to provide our customers with a broader variety of services such as video calling, video streaming, infotainment, such as sports and weather updates, music download capability and 3G enabled high speed data and internet access. Data transfer speeds are significantly increased in the 3G environment at a theoretical 384 Kbps compared to 56 Kbps in the GPRS environment.

Handsets

We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets from many manufacturers including Sony-Ericsson, Motorola, Nokia, Samsung and Siemens. We offer dual-mode and tri-mode handsets that can operate on the GSM 900, GSM 1800 and GSM 1900 networks. These multi-mode handsets allow us to offer our customers roaming across GSM networks globally. The handsets have many advanced features, including colour screens, and are generally enabled for advanced data services to help us introduce new value-added services to our subscribers such as access to the internet, enlarged key pads for ease of use for e-mail access or sending or responding to an SMS and photo imaging.

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

We intend to continue, where feasible, our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets to acquire prepaid consumers. However, we may subsidize handset costs in some of our postpaid service packages as part of our initiative to promote new technologies and gain market share. In Romania, we may have to match any future introduction of increased handset subsidies by our three competitors, which could affect our subscriber payback period and increase our subscriber acquisition cost. In addition, with the launch of UMTS services, we will be selling more expensive 3G handsets that may require higher handset subsidies to attract customers. Furthermore, as the third GSM market entrant in the Czech Republic, we may subsidize handset costs in some of our service packages as part of our initiative to gain market share. We have partially offset handset subsidies in the Czech Republic through a reduction in distribution costs, made possible by our direct sales and delivery network.

Service Packages and Pricing

We tailor our service packages to be competitive and simple to understand and to allow each subscriber to choose a package that suits his or her usage requirements. We bill customers for postpaid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Subscribers can also choose to subscribe to our service under prepaid packages, whereby a customer purchases an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Postpaid and Prepaid Service Packages

We offer a number of postpaid service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes as part of the monthly fee, with an overcall rate charged after such minutes are used. As of December 31, 2004, postpaid subscribers accounted for 34.3% and 47.9% of our Romanian and Czech subscriber bases, respectively. Postpaid customers accounted for 27.0% and 77.1% of net added subscribers in Romania and the Czech Republic respectively during the twelve-month period from January 1, 2004 to December 31, 2004.

We offer prepaid service packages to subscribers who prefer a pre-payment option or whose credit profiles do not qualify for postpaid service. Prepaid service requires no contract and no monthly fee. The customer can easily access further airtime by purchasing additional airtime cards or adding value to a rechargeable card. As of December 31, 2004, prepaid subscribers accounted for 65.7% and 52.1% of our Romanian and Czech subscriber bases, respectively. Prepaid customers accounted for 73.0% of the net added subscribers in Romania and 22.9% of net added subscribers in the Czech Republic, during the twelve-month period from January 1, 2004 to December 31, 2004. We began offering prepaid service in the Czech Republic on April 19, 2000 and in Romania on November 7, 1997.

In line with our strategy of offering diversity and flexibility to our customers, we introduced the first innovative airtime recharging mechanism for voice and data prepaid customers in Romania in 2002. This service is available at point of sale and at automated teller machines of the largest bank in Romania. Oskar Mobil also has a recharging system available at numerous automated teller machines in the Czech Republic. The main benefits of this system are the wide range of the recharge values, its 24-hour availability and the reduction of the costs associated with production and distribution of physical recharging cards.

Romania. We currently offer several consumer postpaid plans and four basic business packages. The consumer subscription-based portfolio is designed to respond to a large variety of communication needs. Starting with a basic package with no inclusive minutes, the offer allows customers to obtain more value by adding options at special tariffs: favorite time, favorite numbers, all networks, intensive calling. A total of four plans and six add-on options offer a large flexibility for all customers. Heavier users' needs are accommodated by five packages with progressively higher volumes of inclusive minutes (from 50 to 800). Non-voice communication needs are covered by messaging options (SMS and MMS) which can be added on all voice packages. The complexity of the business segment communication needs is addressed by a broad portfolio. Four basic packages, designed for customers who prefer to "pay as they talk", offer better rates for increasing volumes of calling, or the flexibility to choose amongst a flat or a network-based tariff. Users with high on-company calling needs are offered a special tariff for this type of call. The feature is combined with variable volumes of inclusive minutes provided at user or company level. Finally, special offers are tailored to very large or integrated services accounts.

We also offer the prepaid product, "Cartela Connex" which provides four alternative choices built around either favorite timebands, numbers, destination network (for which special tariffs apply), or flat tariffing. The customers have the freedom to select the package that best suits their communication needs.

Czech Republic. We currently offer six consumer postpaid plans and two business postpaid plans. The consumer postpaid plans are adapted to the general mobile needs and usage profile. The subscriber chooses between bundled minutes packages including 50, 150, or 300 minutes of usage to all networks. These plans include SMS on all networks at one CZK per message, roll-over of unused minutes from one month to another, and free voicemail. We also offer the "Write Me" and "Between Us" tariff plans that currently offer the best rates on the Czech market for both voice and SMS between subscribers of the same mobile network. Since December 31, 2003 these two plans have replaced the mandatory tariffs imposed by the Czech regulators when Oskar Mobil launched its operations in 2000. The business plans offer minimal monthly fee, low calling rates, no bundled minutes and volume based discounts as a standard fee feature. They include SMS on the Oskar network at one CZK per message, and free voicemail. We also offer the "Oskarta" prepaid plan with call rates on Oskar's network beginning at three CZK per minute and at two CZK per SMS, whether on Oskar's network or any other national network. There is an automatic threshold discount if the monthly usage exceeds 700 CZK per month.

Pricing

We believe that our pricing structures compare favorably to the prices offered both by our Romanian and Czech wireless competitors.

Romania. Our initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end consumer subscribers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. For postpaid plans, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, weekends and/or for certain destinations. Our services are also priced to be competitive with the fixed line services of Romtelecom, the national fixed line phone company. For some postpaid programs, our rates for making in-country long distance calls historically have been less expensive than Romtelecom's fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service. The postpaid plans we currently offer charge the same rates for calling Romtelecom's fixed line network as for making calls within MobiFon's network, thus encouraging the users to make calls to the large customer base of the fixed line operator.

Czech Republic. As the third GSM market entrant in the Czech Republic, we initially differentiated ourselves from our competitors by aggressively pricing our service plans. Since then, we have focused our marketing efforts and product offerings on two customer groups that represent the greatest potential in terms of subscriber, revenue and profit growth: consumer postpaid and small and medium sized businesses. These two key customer groups represent the majority of our revenues and a significant portion of our customer base. We have therefore developed and introduced innovative pricing plans that are aimed at the specific needs and demands of these two customer groups. For consumer postpaid, we offer a service model that is unique and innovative. As such, we have introduced new pricing plans that combine the cost control benefits of prepaid services with the better value of postpaid plans, and were the first operator in the Czech Republic to offer the same calling rates across all networks. We offer small and medium sized businesses the advantage of low rates and more spending control, along with a dedicated call center team and sales force. We offer several service packages with per-second billing after the first minute and allow customers to carry over unused minutes for use in the following month. We have also lowered barriers to subscribing to our services by eliminating activation fees and fixed term contract for postpaid consumer plans.

Marketing, Distribution, Customer Care and Billing

Marketing

Romania. Our marketing strategy focuses on growing our market penetration, protecting and growing revenue and profitability from the existing customer base, maintaining market share position, strengthening brand image and improving customer satisfaction. In addition, our marketing initiatives, brand identity and distribution strategies are carefully tailored to the cultural and economic environment in Romania and to each target customer segment. Taking advantage of the opportunities offered by the now deregulated telecom market, we have developed a new integrated approach to business customers designed to protect service revenues and capture as much potential revenue as possible from the telecom needs of our high-end subscribers. This approach is focused on integrating mobile voice, national and international fixed voice and data in a single product offering which we refer to as Integrated Service Strategy. The strategy has been successful and is positioned as a major differentiator in the business market. We are currently the only provider of wireless services offering this type of integrated services package in Romania.

A consumer survey we commissioned in November 2004 showed that Connex achieved a brand awareness level of 97.4% in Romania. The survey revealed that the top-of-mind brand awareness was 53.1% for Connex, versus 44.3% for Orange, our principal competitor. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. Having achieved significant brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty. A number of our advertising campaigns have won international awards in specialized forums. In 2002, the GSM Association nominated "Connex Play" for its "Best Marketing Campaign" award; in 2001, at the Portoroz Festival, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category and in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns. The "Chirp Chirp" TV Commercial won "The best TV Commercial in telecommunication" award at Ad'Or Festival (May 2003). The same commercial won the "Silver Drumstick" award at Golden Drum Advertising Festival at Portoroz, Slovenia, (October 2003) and was ranked 86th in the top 100 ads worldwide of the year in The Gunn Report and Showreel of The Year (November 2003). In March 2005, the Information, Technology and Communication Industry, under the patronage of Romanian President Triain Basescu, awarded Connex the Best Communication Service award for 2004. This is the second year running that we were honored with this award.

During the first quarter of 2004, we implemented a loyalty points program. Postpaid customers are awarded points, based on their monthly bill and tenure with the network, which can be redeemed for handsets or airtime. The program has contributed to churn reduction of our postpaid customers.

Czech Republic. We believe that we have a well recognized brand that is critical to our business success and a brand strategy that clearly differentiates us from our competitors. Our Oskar brand is designed to reflect attributes, including being Czech, smart, witty and friendly, that resonate well with our target audience. These attributes are reflected in everything we do, from developing services to designing the layout of our stores. In less than four months after launch of operations, we achieved in-country brand awareness which was on par with, or exceeded that of, our competitors, according to independent market research. A consumer survey we commissioned from Millward Brown, a leading European market research consultancy firm, in December 2004 showed Oskar as having an unaided brand awareness level of 96% in the Czech Republic. In 2004, we were recognized as Czech "mobile operator of the year" by mobilmania.cz, an online magazine, for the second consecutive year.

Over the past two years, we have positioned ourselves as an agent of innovation in the Czech wireless market and leveraged this into one of the most recognized brands in the country. Having launched with a mass-market brand and tagline of "Everybody, Everyday", we have since repositioned our brand to appeal to mid and high value subscribers and the small business market. Our current marketing includes both brand building and product information for postpaid products.

Our Oskar brand strategy aims to blend strong Czech insights, integrated consistent messaging, relevant creativity and highly effective media planning to develop a world class brand. Since our market entry, we have utilized most forms of advertising, including television, outdoor, newspaper and magazines. In addition, we use interactive marketing and direct marketing communication. We use multiple domestic and international advertisement agencies and are among the ten largest media buyers in the Czech Republic. However, the amount we spend on these media is consistently less than that of our competitors, Eurotel and T-Mobile. We have won over 40 domestic and international awards for marketing and communication. We have been nominated in the World Communication Awards for best branding campaign once and for best EMEA mobile operator three times.

In November 2004, we implemented a loyalty points program, aimed at our business customers with fixed-term contract. Points awarded under the program can be redeemed toward the purchase of handsets.

Distribution Channels

Romania. We distribute postpaid, prepaid and data products to consumer and business markets. The business market is reached via four channels: a direct sales force, serving the top 6,000 business accounts, and a combination of direct sales, dealers' sales force and telesales team, addressing the small and medium business markets. Information technology suppliers are partnering as well with us to sell bundled communication services and associated systems, for a limited number of large volume projects.

The consumer market is reached via our own corporate stores, of which we had 17 as of December 31, 2004 or through postpaid dealers, of which most are exclusive, covering 780 points of sale. Dealers are commissioned on a volume-based scheme, which includes elements of performance, loyalty and regional objectives (performance bonuses and commission claw-back mechanisms for early subscription cancellation).

Our prepaid products are widely distributed in a network of about 10,000 points of sale, belonging either to the postpaid dealers, distribution networks or other retailers, including gas stations and the Romanian Post offices. Recharge of the prepaid cards can be performed via the traditional plastic voucher, through the above mentioned network, or by electronic means including online recharge at approximately 2,700 outlets in our distribution network or at automated teller machines. We also offer the ability to recharge prepaid cards by invoicing directly an existing postpaid subscriber.

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

Czech Republic. In the Czech Republic, we rely on direct sales channels to target both individual and business customers. Direct sales channels allow us to build closer customer relationships and reduce acquisition costs by eliminating costs associated with dealers and dealer commissions. Additionally, eliminating third party intermediaries helps us to better maintain standardized distribution processes and procedures and allows us to better ensure that every contact with our customers is consistent with our brand image and is of high quality.

We operate our own retail sales channel through our 48 corporate stores and two vans operating as "mobile stores". Our larger retail stores are located in the urban centers of the Czech Republic, while the smaller retail stores provide a physical presence in shopping centers and secondary cities. We lease our store locations. They are staffed by Oskar Mobil employees trained to deliver to customers an experience consistent with the Oskar brand. We view this retail channel as a key distribution mechanism and aim to increase our retail footprint. Our two "mobile stores" sell in predominantly rural areas, in combination with local promotion activities and other local events. Customers can also order service packages and handsets over the phone from a fully dedicated telesales team or via our website. Delivery to our customers' offices and homes is free, via the Czech Post within 48 hours. Our distribution strategy also includes a team of dedicated sales representatives for targeted business accounts as well as an e-shop on the Internet, where consumers can purchase our products and services, as well as obtain help and advice. In addition to the above direct channels, we have contracted with several third party distributors who purchase prepaid airtime cards from us and resell them to retailers for distribution at more than 10,000 points across the country.

In the Czech Republic, we do not use dealers to sell SIM cards or handsets. However, we pay a specified commission to the sellers of prepaid airtime cards and a smaller commission to banks for recharging prepaid accounts through their automated teller machines.

Customer Care

We view customer care as an essential element of our strategy and we seek to promote our customer focus to minimize churn. As part of our approach, we provide differentiated service according to customer segments. Customers who subscribe to more expensive services receive more personalized live customer service, while customers who subscribe to more economical packages are served primarily through self-care, although live customer care is available for all customers, if and when needed. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We strive to decrease the number of calls to our call centers by simplifying how we deal with customers and by developing sophisticated but easy to use self-care solutions. Tools such as interactive voice response, or IVR, USSD codes – a very user-friendly way to retrieve, via a short series of characters through the handset, a variety of information such as credit balances, recharge airtime balances and last invoice date, allows customers access to their information in a quick and efficient manner. Customers can also access their account via the web.

The focus on self-care solutions allows us to both serve a constantly and significantly increasing number of customers without adding corresponding staff. We closely monitor customer care calls and use information gathered from these calls to customize marketing strategies, pricing and promotional plans. Through constant refining of internal processes, we have reached high levels of productivity in our call centers in both Romania and the Czech Republic and we make an ongoing effort to control the number of calls per customer, even in a market like Romania, where the need for education regarding wireless service is still high.

We consistently strive to be one of the top providers in terms of customer care in our markets, by providing a very accessible service, sustained through reliable and easy to use systems and through well trained and highly dedicated employees.

Billing

Billing is governed by the nature of the subscriber's service package. Our billing and customer care systems are integrated in a single system, providing our staff with a comprehensive view of a subscriber's account. We use an automated collections process, making use of SMS, IVR and voice mail.

Romania. Our billing system which has been in place since September 2003 is a best-in-class product that provides maximum flexibility, allows for rapid configuration of new products and services and supports innovative discounting and packaging concepts. In addition to its GSM/data convergence which has already been implemented, our billing system will provide over time prepaid/postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels. A preliminary assessment of our billing system's capabilities concluded that it will allow for rating and billing of UMTS service offerings. A more detailed assessment will be performed when MobiFon's specific UMTS service offerings will have been developed and we expect some changes to the billing system to be implemented in order to enable these capabilities.

Czech Republic. We have chosen an industry standard third party software provider, whose billing system enables us to remain competitive in the areas of flexibility, speed to market, convergence and scalability. Its flexibility allows for configuration of new products and services and supports innovative discounting and packaging concepts. Multi tiered tariff schemes, bundling of services and cross product discounts are all integral parts of this billing solution. The ability to sort information in this manner allows us to further customize our pricing and billing plans, and offer our customers additional value added services, which we believe will help us increase market penetration and capture market share. Our current billing system can be upgraded to accommodate high speed data services we currently envisage offering in the future, including UMTS-based services.

Credit Management and Churn

Credit Management

To manage bad debt risk associated with postpaid customers, we generate customer profiles that provide us with the ability to set credit limits and monitor daily usage patterns for customers with a high risk profile. We also work actively to identify potential fraud. The internal fraud departments of our operating companies review usage reports to monitor potential fraud or credit abuse.

Romania. Romania does not currently have a comprehensive credit bureau or credit-reporting agency. However, two credit reporting agencies are currently under development. The first started as an organization serving only the banking sector with plans to expand to more comprehensive reporting. The second was launched to address other sectors such as utilities, insurance and retail. We, together with the other GSM operators in Romania, have been using, for the last six years, a shared database of subscribers who have been removed from their networks for nonpayment, fraudulent behavior or bad payment history, to assist in identifying customers who pose a credit risk. We use a detailed credit-scoring model, applied to our new subscribers, based on demographic factors such as age, occupation and address, which we use to manage our credit exposure and to recommend appropriate service packages to potential customers. Based on the estimated risk of each subscriber, calculated with the credit scoring model and information from the shared database, we establish a credit limit for each customer. In addition, we require some of our subscribers to pay a deposit or a prepayment in the range of $50 to $500 before activating their accounts.

Our subscriber credit ratings are continuously evaluated, using a behavior scoring model, which is based primarily on the payment behavior that the customer exhibits over a period of time. Credit extension and collection treatment are adjusted according to the updated scores. Customers late on their payments are prevented from making outgoing calls after 35 days and are permanently disconnected after 90 days from the issue date of the first unpaid invoice. In 2004, actual bad debt expense represented approximately 1.4% of MobiFon's billable service revenues down from 2.6% in 2003.

Czech Republic. To assist us in managing and reducing both bad debt and churn levels, we have implemented an initial mandatory deposit and an account spending limit for any postpaid activation. Normally, new customers provide a CZK 1,000 ($45) deposit, representing their account spending limit. As well, if new customers want to use international roaming upon activation, they are required to provide a CZK 3,000 ($134) deposit. This amount is returned to the customer after six months of good payment history in the form of a credit to their postpaid account. The customer's deposit can be refunded upon request if that customer terminates its service with us prior to the expiration of six months.

With the account spending limit, customers are notified when they reach 50% and 75% of their spending limit. At 100%, the customers are "hotlined", which prevents them from making outgoing calls until their account balance returns below their spending limit. As a subscriber's creditworthiness is proven by making prompt and timely payments, we proactively increase that subscriber's credit limit (similar to the model applied by credit card companies) to allow for increased spending and, therefore, higher ARPU. Postpaid subscribers who do not pay their invoice are prevented from making outgoing calls five days after the invoice due date and are removed from our subscriber base and disconnected from our network between 30 and 60 days after the due date of their invoice. The account spending limit has enabled us to limit bad debt levels by reducing indebtedness of non-paying customers. Actual bad debt expense represented approximately 1.7% of Oskar Mobil's billable service revenues in 2004 up slightly from 1.1% in 2003.

Churn

Churn can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he or she cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, postpaid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those prepaid subscribers whose services we terminated after several months have lapsed since they last placed or received a call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns prepaid subscribers who have been customers for at least 14 months after three months of inactivity. MobiFon's average monthly churn rate was 2.12% in 2000, 1.68% in 2001, 1.85% in 2002, 1.97% in 2003 and 1.90% in 2004. In December 2002, we revised our churn policy in the Czech Republic in order to remove prepaid customers from our subscriber base after six months of inactivity, as measured by zero incoming or outgoing revenue. Under our previous policy, we removed prepaid customers from our subscriber base after 13 months elapsed following such customers' last account replenishment. This change in our policy resulted in a one time reduction in our subscriber base of 93,600 subscribers, or 7.4% of our total subscriber base at the time. Oskar Mobil's average monthly churn rate, whose figures include a one time-adjustment for 2002 and, for 2003 and 2004, subscribers who have had no activity in their account for more than 6 months, was 1.32% in 2000, 1.86% in 2001, 2.40% in 2002, 2.10% in 2003 and 1.89% in 2004. We have undertaken several initiatives to address opportunities to improve customer satisfaction and thereby reduce voluntary churn including the following:

  improving our call center and sales processes to focus on problem resolution and a positive customer experience;

  implementing specialized customer retention programs to address high ARPU and long-tenured customers; and

  developing targeted sale and contract renewal offers that reflect the value of the customer.

Wireless operators in Romania and the Czech Republic compete aggressively for new customers and each other's customers.

Continued competition for customers, along with the expected launch of mobile number portability in both markets in late 2005 or 2006, which will require wireless operators to allow subscribers of a given wireless network to keep the same mobile number when subscribing to the services of a different operator, suggest that churn in these wireless markets may increase in the future. We expect mobile number portability to have a significant impact on wireless operators in our markets. Technical implementation to enable mobile number portability may require new equipment, depending on the technical solution imposed or chosen. Furthermore, retention and acquisition strategies may have to be reconsidered in the mobile number portability environment, when losing a number will no longer be an issue to be considered by a customer in choosing between operators. In addition, pricing strategy can be affected as a result of the difficulties in providing and communicating the advantages of low rates for calls made to users of the same network.

Spectrum and Network

Spectrum

Romania. We hold one of three licenses issued to provide nationwide GSM-based wireless telecommunications services throughout Romania. We paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, we must pay a recurring annual fee of approximately 8.4 million Euro ($11 million) for 12.4 MHz of spectrum or 62 channels allocated in the 900 MHz frequency range under its frequency license. We also purchased 3.6 MHz of spectrum or 18 additional national channels in the 1800 MHz frequency range at an annual price per channel of 85,000 Euro ($110,000).

In November 2004, we were advised by the Romania government that we were successful in our application to acquire a UMTS license following a bid process. The license, issued on March 31, 2005, consists of three channels of 5 MHz, for a total of 15 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. The total cost for the license is $35 million, payable in six installments. The first payment, in the amount of $10.5 million, was paid on March 22, 2005. The balance, in five equal installments in the amount of $4.9 million, is due on January 30 of each year beginning in 2006. The annual spectrum fee is Euro 1.2 million ($1.6 million) per channel of paired spectrum and Euro 0.6 million ($0.8 million) per channel of unpaired spectrum. We anticipate using one channel of paired spectrum, or 5 MHz in 2005. In December 2004, we requested and were awarded a temporary UMTS license for technical tests, valid until the end of March 2005.

Czech Republic. We hold the third national GSM license in the Czech Republic. We paid an initial license fee of one billion Czech Korunas ($28.5 million), and must also pay a recurring annual fee for the right to operate GSM base stations and radio operating stations, which amounts to approximately CZK96.8 million ($4.3 million). In addition, we must pay a recurring annual fee for the right to operate microwave frequencies to connect GSM base stations to switching centers. In 2004, this fee amounted to approximately CZK74.4 million ($3.3 million). We are entitled to 18 MHz of spectrum or 90 channels in the 1800 MHz band. In addition, we have the right to use 6.2 MHz of spectrum or 31 channels in the 900 MHz band. In accordance with current regulation, the Czech telecommunication regulatory authority can reallocate frequencies with six months' notice if necessary to comply with obligations resulting from an international contract binding upon the Czech Republic or for matters of state security.

In February 2005, we were awarded by the Czech government a UMTS license. The license consists of four channels of 5 MHz, for a total of 20 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. The cost for the license is CZK 2 billion ($89.4 million) payable in annual installments from December 2005 through December 2009.

Networks

We chose major cellular equipment vendors such as Ericsson and Siemens to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquire more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. We monitor traffic-related activities in order to respond quickly to conditions in which the traffic load exceeds expected levels.

We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interest.

We plan and construct each of our wireless telecommunications networks to meet a forecasted level of subscriber density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by adding more radio equipment at existing sites, adding additional sites and employing sectorization and cell splitting techniques. Other wireless telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells and premicells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

Romania. We began the development of our GSM-based wireless network, using 900 MHz frequencies, in December 1996. By March 1, 1997, our network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2004, our state-of-the-art network covered approximately 95% of the population of Romania. Use of asynchronous transfer mode technology, or ATM, led to significant increase in network efficiency while preserving a high quality level. We carry most of our communication traffic on our owned backbone (microwave and fiber optic cable) assets, rather than relying on Romtelecom, thereby reducing operating costs. We ensure direct international traffic interconnection with five carriers. We have also strategically sourced our network backbone capacity from several sources, including leased capacity from other third party carriers. We lease two pairs of dark fiber optic strands over high voltage poles and technical space for network capacity expansion and network redundancy. The national optical fiber network is split in two national rings. The Western ring has been operational since January 2003 and the Eastern ring was completed in November 2004. A portion of this usable capacity is leased back to the lessor under the terms of the leasing agreement. The leasing agreement, commencing in 2002, is for a period of 17 years or thru the end of our GSM license, whichever is shorter. The lease payments and receipts, which individually are estimated to be $7 million in 2005, are expected to offset one another such that minimal cash payments, if any, will be made by either party. In addition we have leased additional fiber optic strands over a seven year period, commencing in 2004, for an estimated $2.3 million in 2005.

We anticipate a technical deployment and commercial launch of UMTS in the first half of 2005. Deployment will be phased over a period of time with Bucharest, the next largest seven cities and the road between Bucharest and Brasov covered in the initial roll out in 2005. We intend to add UMTS technology to 330 of our existing 2,137 sites by the end of the second quarter of 2005.

Czech Republic. The design for the Czech network employs both 900 MHz and 1800 MHz frequencies. This design offers benefits with respect to greater rural coverage and greater capacity in dense urban environments. We chose major wireless equipment vendors Ericsson and Siemens to design and build our network. Although our network is substantially built out, we continue to employ Ericsson and Siemens on an ongoing basis to add capacity to our network, as we deem necessary. Ericsson mobile switching centers are utilized throughout the network, whereas base station equipment is provided by Ericsson in the eastern part of the country and by Siemens in the western part of the country. Ericsson and Siemens supply equipment necessary to offer value added services based on GPRS/EDGE, WAP and MMS. As at December 31, 2004, our network covered more than 98% of the population. We believe the network addresses current capacity adequately. Our backbone network is based mostly on leased line infrastructure. We lease fixed line elements of our transmission network from two major fixed line providers, Český Telecom and Aliatel, as this is more cost effective than installing our own fiber and related transmission equipment. The market for the provision of leased lines is becoming increasingly competitive as new fixed line competitors are emerging, which we believe has a positive impact on our ability to secure leased lines at competitive rates.

Operations and Maintenance

We have designed, in consultation with our technology vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

The blocked call and dropped call rates of our Romanian and Czech networks were less than 1% and 2% respectively, in 2004, mainly as a result of the following monitoring and maintenance measures:

  through standard monitoring and supervision features provided by certain components of our networks, we continuously monitor the traffic on the networks, examine the state of the networks in real-time and produce fault reports and performance reports;

  to ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs. For instance, we set appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations and we constantly refine maintenance procedures and documentation to improve the restoration process for problems that directly affect subscribers. We also establish routine maintenance and testing of all switching, radio equipment, systems running value added services and interconnect facilities;

  we safeguard our networks against disaster by using, at various locations, back-up transmission systems, back-up system components, battery back-ups, generators and fire suppression systems. In addition, regional centers maintain replacement parts for critical components in the event of switching center or other system failures. We have also defined a Business Continuity Plan at MobiFon and an Operational Recovery Plan at Oskar Mobil which covers the main services and includes specific procedures and guidelines to reduce the impact of various disaster situations.

Competition

Our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for wireless services, are currently serving a substantial subscriber base and may have significantly greater financial resources than those available to us. However, we believe that our brand recognition and pricing strategies will enable us to compete effectively in these markets. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based wireless networks combined with an appropriate high-speed data strategy should allow us to remain competitive by offering cost and accessibility advantages over these other technologies.

Romania. In addition to us, Romania currently has three other licensed wireless operators holding a total of four separate licenses: (1) Orange Romania S.A., the other digital GSM 900/1800 MHz operator, (2) Romtelecom's subsidiary, Cosmorom, a digital GSM 1800 MHz operator, and (3) Telemobil, a digital CDMA/2000 and analog Nordic mobile telephone protocol, or NMT, operator.

Orange, majority owned by France Telecom and operated initially under the name Dialog, acquired its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. Dialog re-branded its services under the Orange brand on April 5, 2002. Orange was granted a UMTS license at the same time and under similar terms as MobiFon in November 2004. In addition Orange launched EDGE as their technological solution for high-speed mobile data in the fall of 2004.

Romtelecom, the national fixed-line phone company, in which the partly-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000. Currently, Cosmorom has only a minimal presence in the market. OTE stated that a proposal to relaunch Cosmorom under the management of Cosmote, OTE's mobile operation in Greece, has been submitted to the Romanian government. A decision related to Cosmorom's future is expected in the coming months.

Telemobil won its analog NMT license in March 1992 and launched operations in May 1993 but did not succeed in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam (Romania S.A.) is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use CDMA technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is trying to position its technology as the first third-generation service in Romania.

The following table presents a summary of the relevant information for each wireless operator in Romania, including estimated market share based on publicly released data of the operators as of December 31, 2004:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share
1) MobiFon	Connex	GSM 900/1800	November 1996	April 1997	48.0%
		UMTS	March 2005	—
2) Orange	Dialog/Orange	GSM 900/1800	November 1996	June 1997	48.3%
		UMTS	November 2004	—
3) Telemobil ..	Zapp	CDMA 2000/NMT	March 1992	May 1993	2.8%
4) Romtelecom	Cosmorom	GSM 1800	November 1998	June 2000	0.9%

Czech Republic. In addition to us, the Czech Republic currently has two other licensed mobile operators holding a total of five licenses: (1) Eurotel, a digital GSM 900/1800 MHz mobile telephone protocol and NMT (NMT450) operator and a holder of a UMTS license; and (2) Radiomobil, another digital GSM 900/1800 MHz operator and holder of a UMTS license.

Eurotel acquired its NMT 450 license in November 1990 and launched commercial analog service operations in September 1991. The entry of GSM services reversed Eurotel's earlier NMT subscriber growth. Eurotel won its 900 MHz GSM license in March 1996 and launched commercial operations in July 1996. Eurotel Praha was allocated 1800 MHz frequencies in July 2001. Český Telecom, the national fixed line operator, became the sole shareholder of Eurotel in November 2003. In December 2004, the government approved a two-prong method for selling its 51% stake in Český Telecom, the first attempt to do so since 2002, when a planned sale to Deutsche Bank and TDC failed. In the first stage of the plan, the finance ministry invited strategic investors to submit bids and established a timetable for a tender that began on January 7, 2005. Final binding bids were due on March 29, 2005. At the same time, the ministry laid the groundwork for a capital market sale should the tender fail. The government has not revealed how much it expects to receive from the sale.

Radiomobil acquired its 900 MHz license in March 1996 and began providing commercial service under the brand name Paegas in September 1996. Radiomobil was allocated 1800 MHz frequencies in July 2001. Radiomobil's majority shareholder is Deutsche

Telekom AG. In April 2002 Radiomobil rebranded its services to the T-Mobile brand name, and has since changed its name to T-Mobile Czech Republic.

T-Mobile and Eurotel were granted UMTS licenses in December 2001 for approximately CZK3.9 billion ($142.9 million) and CZK3.5 billion ($131.0 million) respectively. The recipients were required to pay CZK1 billion (or $26.0 million) upon the issuance of the licenses and the balance of the purchase price in 2004. The operators were also required, as a unique deployment condition, to achieve 90% coverage of Prague, with their commercial UMTS services by January 1, 2006.

The following table presents a summary of the relevant information for each wireless operator in the Czech Republic including estimated market share based on publicly released data of the operators as of December 31, 2004:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share
Eurotel	Eurotel/Go	GSM 900/1800	March 1996	July 1996	42.6%
	Eurotel	NMT 450	November 1990	—
	—	UMTS	December 2001	—
T-Mobile/
Radiomobil	T-Mobile/Paegas/Twist	GSM 900/1800	March 1996	September 1996	40.4%
	—	UMTS	December 2001	—
Oskar Mobil	Oskar	GSM 1800/900 (1)	October 1999	March 2000	17.0%
		UMTS	February 2005	—

____________
(1) Used outside of Prague

Licenses and Regulatory Environment

Licensing and Frequency Allocation

Romania. The Romanian government has adopted a policy of harmonizing Romanian telecommunications regulations with EU norms. In this respect, Romanian telecommunications legislation was significantly modified during 2002 to reflect the EU directives, and a new regulatory authority, the Romanian Telecommunication National Agency for Regulation in Communications Sector, known by its Romanian acronym ANRC, was established. Its main purpose is the implementation of a national policy in the telecommunications sector. The ANRC now exercises a portion of the authority formerly held by the Ministry of Communications and Information Technology, or MCIT. Under the new telecommunications regulations, a communications operator needs to obtain three authorizations and licenses: a General Authorization for network services issued by the ANRC, a Numbering License issued by the ANRC and a Frequency Spectrum License issued by the General Inspectorate of Communications and Information Technology, or IGCTI. The ANRC is responsible for granting to all fixed line and wireless operators a Numbering License for allocation of numbers based on the national numbering plan. The IGCIT is responsible for managing and issuing the transmission frequencies used by all wireless operators in Romania, as well as the frequencies used by radio, television and other communications media.

The General Authorization sets forth the requirements that a potential operator must meet in order to provide telecommunications services. As required by the telecommunications law and ANRC's Decision No. 1333 dated November 5, 2003, MobiFon filed a notification with the ANRC and was issued the certification registered under no. 19156/August 8, 2004, confirming that MobiFon complies with the requirements of the General Authorization and may engage in provision of telecommunications services. If we fail to comply with the authorization to provide electronic communications networks, the regulatory authority may apply administrative fines up to 2% of revenue. Breaches that are subject to administrative fines include the following: (1) breach of the obligations regarding the general authorization, (2) using a radio frequency without having a license, (3) using numbering resources without having a license and (4) not complying with the frequency and numbering licenses' terms and obligations.

In March 2005, the ANRC issued to us numbering License no. 1.6, valid until February 14, 2013. The license confirmed our right to use the numbers previously allocated under our former GSM license and allocated to us additional numbers. Although the ANRC may include in the Numbering License the obligation of the operators to pay tax for the use of the allocated numbering resources, our Numbering License does not include such an obligation. However, we are subject to a monitoring fee payable to the ANRC of a maximum of up to 0.5% of revenue. In 2004, we paid $1.3 million (0.2% of 2003 revenue) as a monitoring fee.

MobiFon GSM License

On June 30, 2003, the MCIT issued a GSM Frequency License to us. This license expires on December 31, 2011 and may be renewed by IGCTI upon a request by us made before June 30, 2011. The license gives us the exclusive right to use 62 channels in the GSM 900 MHz range and 18 channels in the 1800 MHz range in Bucharest. In January 2005, the IGCIT issued a decision converting the 18 channels in 1800 MHz to national from Bucharest only. At our request, the IGCTI might supplement or reduce the allocated number of channels and radio frequencies allocated in the GSM 900 and GSM 1800 bands. The GSM Frequency Licenses contain provisions regarding coverage and quality obligations. The coverage requirements include having: (1) at a minimum, one base station installed and maintained in use in each county capital; (2) coverage area of a minimum of 50% of the territory; and (3) service availability minimum of 50% population coverage. In terms of quality obligations, we have to provide the service 24 hours per day, 7 days per week and the call blocks and call drops over the radio path must not exceed 2% at peak hours. The IGCTI may suspend or withdraw the GSM Frequency License in cases of serious breach of our obligations under the license or under applicable regulations.

MobiFon UMTS License

In November 2004, we were advised by the Romanian government that we were successful in our application for a UMTS license for three channels of 15 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. We received our UMTS license on March 31, 2005. We anticipate a technical deployment and commercial launch of UMTS in the first half of 2005. Deployment will be phased over a period of time. The first phase will cover Bucharest, the next seven largest cities and the road between Bucharest and Brasov to be completed by the end of 2005. The second phase will add an additional 48 cities and some roads covered by the end of 2011.

Czech Republic. The Czech Telecommunications Office, or the CTU, constituted under the Telecommunications Act as the national regulatory authority, is responsible for telecommunications, including licenses, pricing and pricing policies and dispute resolution. In 2002, to reflect the adoption of the Telecommunications Act, the CTU replaced our original Authorization No. 110823/99-611 to operate a GSM network granted in 1999 with two licenses: (1) CTU decision 5379/2002-610, granting us a telecommunications license to establish and operate public wireless telecommunication networks under the GSM standard and (2)

CTU decision 8951/2002-610, granting us a telecommunications license to provide public telephone service through our wireless telecommunication network. These decisions became effective on November 13, 2002, and are valid and effective through November 2020.

Oskar Mobil GSM License

Pursuant to these licenses and the Telecommunications Act, we are entitled to provide our wireless services throughout the entire territory of the Czech Republic and to conclude agreements with foreign operators in order to provide international telecommunications services from other countries to the Czech Republic and from the Czech Republic to other countries.

In operating our network and providing our services, we are obliged (1) to adhere to the provisions of the Telecommunications Act and other generally applicable legal regulations, measures and price decisions issued by the CTU, and the numbering plans and Czech national standards that apply to the assignment and use of telephone numbers; (2) to provide services in compliance with technical parameters corresponding to international recommendations and the standards of the European Telecommunications Standards Institute, (3) to maintain the coverage of our wireless network to 98.1% of the population of the Czech Republic; and (4) to comply with specific parameters of signal quality defined by our licenses. The CTU is entitled to restrict, suspend or terminate our licenses if we cease to fulfill any of the conditions upon which the licenses were granted, or if we materially breach the provisions of the licenses. We would breach the provisions of our licenses if we, among other things, fail to meet the coverage and technical requirements set forth in our licenses, fail to meet the requirements set forth by the Telecommunications Act (including those relating to interconnection and universal service), fail to pay the necessary fees for using the frequencies allocated to us, or engage in telecommunications activities that are not permitted under our licenses. In these circumstances, the CTU may terminate our licenses only if we do not remedy the breach within 30 days of receiving notice of the breach from the CTU. Pursuant to the current Telecommunications Act, frequencies and numbers are to be allocated, upon request, on a non-discriminatory basis. We are required to pay the CTU a symbolic one-time fee for each block of numbers or new frequency allocated to us, as well as additional annual usage fees for both spectrum and numbers. Frequency and number allocations are non-transferable and there is no secondary market for allocations.

When we received our initial Authorization in October 1999, we entered into an agreement with the Ministry of Transport and Communications under which we agreed to, among other things, construct the technological infrastructure necessary for the provision of Internet access to more than 13,000 schools and libraries throughout the Czech Republic and to build a research and technology center focused on developing new wireless multimedia applications, in each case at our own expense. In January 2001, we satisfied our obligations with respect to the research center. In February 2002, we provided the Ministry of Transport and Communications with a proposal for the construction of the Internet-in-schools infrastructure. However, the Ministry of Education subsequently awarded a contract for the same project to another Czech telecommunications operator. We believe we have complied with our obligations under this agreement, which expired in October 2004.

Oskar Mobil UMTS License

On December 15, 2004, the Czech government issued a directive mandating the CTU to organize a tender for the issuance of the last of three UMTS licenses. Pursuant to this directive, the CTU was to first offer the license exclusively to us, at a price of CZK 2 billion ($89.4 million), under terms to be negotiated. On February 2, 2005, we submitted our request for the third UMTS license to the CTU and were awarded the license on February 23, 2005. The license has a 20 year term and requires us to launch commercial services and achieve 90% coverage of Prague by January 1, 2008.

Universal service obligation

Universal service can be defined as a minimum, basic bundle of telecommunications services of a sufficient quality that are available to all consumers in the entire territory of one given market, at a reasonable price determined by the telecommunications regulator. Universal service usually includes, among other things, public telephone service, operator services, free and continuous access of all users to emergency numbers, the publication of telephone books, pay phone services, and discounts to persons with disabilities. The telecommunications regulator of a given market has the authority and the responsibility to impose an obligation to provide universal service upon one or more operators to ensure that universal service is available in the entire territory. The EU has adopted the Universal Service Directive which provides the terms under which universal service shall be provided in member countries. Romania and the Czech Republic have also adopted legislations to impose universal service obligations, or USO, on telecommunications providers in their markets.

Romania. Based on the USO implementation strategy issued by the MCTI, the ANRC has begun implementation in three specific areas: tele-centers providing telecommunication access at certain fixed points in rural areas, public pay phones, and subsidies for access to a public network based on family income. In November 2004, the ANRC designated Romtelecom and some smaller fixed-line operators as USO providers for subsidies to low income families. In November 2004, the ANRC issued a list of 50 eligible tele-center locations that were submitted for auction. Only one operator, Orange Romania S.A. participated in the bid and was designated as USO provider in five rural locations. After the poor results of the first auction organized by the ANRC, a consultation process has been opened in order to decide on the most suitable way of implementing the tele-centers in the future.

Providers of universal service are entitled to compensation for their demonstrable losses incurred as a result of providing the universal service. Such compensation is paid from the universal service fund, which the ANRC administers. All telecommunications license holders provide contributions to the fund. In 2004, the amount of contribution was calculated as 0.8% of each operator's turnover for 2003, less interconnection and "in roaming" revenues for that same year. In 2005, the contribution will be reduced to 0.5% of turnover, less interconnection and "in roaming" revenues capped at a maximum of Euro 2 million. Our contribution to the fund in 2004 was $3.4 million.

Czech Republic. In the case of fixed line operators, the CTU may impose USO upon any operator that has a significant market share and, in the case of wireless operators, the CTU may impose USO upon any operator that has applied for it. Presently, CČeský Telecom is the only provider of universal service in the Czech Republic.

Providers of universal service are entitled to compensation for their demonstrable losses incurred as a result of providing the universal service. Such compensation is paid from the universal service fund, which the CTU administers. All telecommunications license holders provide contributions to the fund and the amounts of such contributions are determined by the CTU on an annual basis and are based upon accounting evidence submitted by universal service providers to reflect the cost of USO and resulting losses. Each license holder has the right to review how the proceeds of the fund are used, and to request from the CTU an explanation of how their contribution to the fund was used or accounted for. In addition, the CTU must publish a statement annually that explains the use of the proceeds of the fund. On August 6, 2004, the CTU asked us to contribute CZK 35.5 million to the USO for 2003. We challenged this decision and the proceeding is now pending. The amount expected to be issued by CTU for us to pay this year for the year 2004 is CZK 55 million.

Pending Legislation in the Czech Republic

Following the country's accession to the EU on May 1, 2004, the Czech Republic is obliged to implement the EU's new electronic communications regulatory framework, or the 2003 EU Framework, which became effective July 25, 2003. The Czech cabinet has submitted to the Czech Parliament a draft Act on Electronic Communications designed to implement the 2003 EU Framework and replace the current Telecommunications Act. The new act was approved and is expected to come into force on May 1st, 2005.

The 2003 EU Framework comprises several directives addressing, among other things, (i) access to and the interconnection of electronic communications networks, (ii) universal service obligations, (iii) authorization and licensing regimes and (iv) telecommunications data protection. In addition, consistent with the mandate set forth in the 2003 EU Framework, the current draft new act requires, among other things, that mobile number portability be implemented within six months of enactment of the measure regulating mobile number portability. CTU is obliged to adopt this measure within two months after the new act comes into force. Mobile number portability is expected to result in more aggressive competition for customers among Czech wireless operators and increased churn as well. To some extent, these changes may increase our growth opportunities due to our size differential and pricing advantage compared to the competition.

We expect that the new act will further evolve provisions and conditions regarding universal service. As with the current Telecommunications Act, it sets forth conditions of a tender for a universal service provider and conditions for financing the provision of universal service by a selected provider. It is possible that, in the future, a portion of the funds to finance the universal service would be funded from the state budget and the rest from a universal service fund that would be financed by contributions from other providers of public electronic communications services, provided that the CTU would determine the manner and amount of such contributions for each provider. We expect that the new act will provide for improved transparency in cost accounting by the universal service provider and will provide more opportunity for contributors to the universal service fund to review proper cost allocation.

We also expect that the new act will set forth a new framework applicable to service providers with significant market power, in accordance with competition law principles set forth in the 2003 EU Framework. Under the new act, the CTU will have additional authority to examine market concentration and provide regulatory guidance and remedies with respect to potential anti competitive behavior. The CTU may also require, in the event of insufficient competition in any relevant market, that operators who have significant market power in that market grant access to their network and capacity to third parties. This includes access to network interfaces, key technologies required for the interoperability of services or virtual network services, physical co-location or other forms of infrastructure sharing, and operational support systems.

Roaming Agreements

MobiFon and Oskar Mobil are signatories of the GSM Memorandum of Understanding and accordingly are members of a group known as the GSM Association. This association establishes common technology standards facilitating worldwide roaming. The roaming agreements allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network. Roaming agreements are typically bilateral, open-ended agreements consistent with the contract structure established by the GSM Association. Roaming agreements can be terminated with 60 days written notice from either partner, but in practice, once established, they are typically maintained in perpetuity.

Each member of the GSM Association establishes standard inter operator tariffs for each country or region of possible connection. Inter operator tariff rates are maintained on the GSM Association website, updated for pricing adjustments and freely available to roaming partners of that operator. Typically, members of the GSM Association deviate from their standard rates only if a "preferred" roaming agreement is entered into with that partner. Our objective is to provide a fair price to as many destinations as possible for our roaming customers

Romania. As of March 2005, we had negotiated roaming agreements with 261 operators in 116 countries and are continuing to negotiate additional roaming agreements. Our main objective is currently to increase the number of new roaming destinations for our subscribers, with a special emphasis on remote holiday destinations and Latin American countries. Also, in order to maximize roaming revenues, we have entered into arrangements with wireless operators in order to offer prepaid roaming to our subscribers. The prepaid roaming agreements allow our Cartela prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of March 2005, we were offering our prepaid customers the ability to roam in 43 networks covering 25 countries. We are the first mobile operator in Romania to offer GPRS roaming services to our subscribers. As of March 2005, we were offering our postpaid subscribers GPRS roaming services in 53 networks covering 33 countries.

Czech Republic. As of March 2005, we had launched commercial roaming service with 161 operators in 79 countries, including all of the operators in our neighbouring countries. In addition, as of February 8, 2005, we offered our prepaid subscribers the ability to roam across 108 networks covering 52 countries. In the last quarter of 2004, we introduced GPRS and MMS roaming services with Austria, Germany, Slovakia, USA, Poland, Belgium and the Netherlands.

Interconnection Agreements

Romania. Following the liberalization of the Romanian telecom market in 2003, the main operators in Romania were designated by the ANRC as having significant market power in respect of calls terminating on their networks. As a result, these operators, including MobiFon, were required to interconnect for call termination. We and our main competitor, Orange, have the obligation to maintain transparency and non-discrimination in the interconnection market, including making publicly available the tariffs for all interconnection related services, offering equal interconnection conditions and related necessary information to all customers, maintaining separate accounts for interconnection related operations, and applying cost oriented tariffs for interconnection services. The maximum interconnection rate was established by the ANRC at $0.10 per minute beginning January 1, 2004 for traffic between mobile operators and €0.0214 ($0.029) per minute for peak time and €0.0197 ($0.027) per minute for off peak time for traffic to the fixed line operator, Romtelecom. We expect ANRC to revise the maximum interconnection rates for calls terminating on MobiFon and Orange's networks in the second quarter of 2005. The new rates will be calculated using a version of the long-run average incremental cost model, which determines incremental costs on a forward looking basis.

Given the obligation to interconnect and the new regulated environment, we have renewed the interconnection agreement with our traditional mobile partners Orange, Cosmorom and Zapp with a bilateral (or symmetrical) interconnection termination rate at the level of the maximum rate imposed to MobiFon by the ANRC. Given the same obligation to interconnect, we have directly or indirectly interconnected with all the major new fixed line operators on the market including Astral Telecom, Romanian Data System, SNR, Atlas Telecom with the termination rate applicable to us at the maximum level set by ANRC and the fixed line operators termination rate negotiated around the level of Romtelecom termination rate.

In 1997, we signed an interconnection agreement with Romtelecom, which was amended several times. In the current form, the agreement regulates only the national traffic generated by both parties. The international traffic exchanged between the parties is subject to another agreement signed in 2003. Under the national interconnection agreement, the interconnection rates are the maximum rates set by the ANRC, being $0.10 per minute for calls terminating on our network and Euro 0.0214 per minute for peak time and Euro 0.0197 per minute for off peak time, for calls terminating on Romtelecom's network. Other terms of the current national interconnection agreement include a standard settlement procedure, terms of payment and penalties. The agreement is for a one year period, automatically renewed if the parties do not terminate it with a three month notice. Although the interconnection agreement is currently in force, we and Romtelecom have been trying, since 2003, to negotiate a new interconnection agreement. Negotiations for the new contract are on hold pending the resolution of a dispute we initiated regarding the charges imposed for the leased lines used for interconnection between the two networks. We addressed the dispute for arbitration to the ANRC who issued a preliminary decision in our favor, which was appealed by Romtelecom back to the ANRC.

International interconnection contracts have been concluded with major international carriers which include Telecom Italia, Belgacom, Telekom Austria, BT Ignite and Romtelecom.

Czech Republic. Pursuant to the Telecommunications Act, all individually licensed network operators are obliged to interconnect upon request. We are thus directly or indirectly interconnected with all major operators in the Czech telecommunications market. The list of our directly interconnected parties includes Český Telecom, Aliatel, GTS, Contactel, Pragonet, eské Radiokomunikace, Czech On Line, Tele 2 and Etel, all of which provide fixed line services in the Czech markets, and Eurotel and T-Mobile, our two competitors in the wireless market. The principal term of these agreements is the interconnection rate charged to each party, and this rate is based upon regulatory decisions issued by the CTU.

Absent any commercial agreement with interconnected parties, both the requirements and the terms of interconnection are mandated by the CTU. As a result, all of the interconnection agreements in the Czech Republic basically reflect the various regulatory decisions issued by the regulator, where equal and symmetrical interconnection rates are used by all fixed line operators, while another rate is used by all wireless operators.

Since 2001, we have been actively lobbying the CTU to bring traditionally high interconnection rates closer to the true costs of providing wireless call termination services. On November 27, 2001, the CTU issued a price decision that established a fully allocated cost-based methodology, which set interconnection rates for calls terminating in wireless networks based on historical cost data, and a maximum rate of CZK3.66 ($0.16) per minute—a 43% decrease from the previous rate. On March 18, 2004, the CTU issued price decision that established a maximum rate of CZK 3.19 ($0.14) per minute and on March 29, 2005, the CTU issued an additional price decision that established as of April 1st, 2005, a new maximum rate of CZK3.11 per minute for wireless mobile termination. As we have been traditionally a net payer of interconnection payments to our competitors, these rate reductions have had a significant positive impact on our net position on interconnection payments to other wireless networks. In the future, we believe that bringing interconnection rates closer to the costs of providing call termination services will remove economic distortions in the competitive framework, and allow additional pricing flexibility and innovation, in each case to our ultimate benefit.

In September 2002, the CTU issued a price decision that established interconnection rates for calls terminating in fixed networks based on a version of the long-run average incremental cost model which determines incremental costs on a forward looking basis. This resulted in a 22% decrease in interconnection rates. Furthermore, on January 8, 2004, the CTU issued a price decision that reduced by 20% interconnection rates in the fixed network. Although this new methodology has not yet been implemented in wireless networks, we expect that, because the new EU regulatory framework recommends forward looking cost allocation models, the CTU will adopt a similar costing method in the near future, which may lead to additional decreases in the level of wireless interconnection rates.

Co-shareholders

Romania. Our partners in MobiFon are Vodafone Europe B.V., holding a 20.1% equity interest and Dargate Limited, holding a 0.90% equity interest in MobiFon.

Czech Republic. Our interest in Oskar Mobil is held through Oskar Holdings N.V. In January 2005, we completed the acquisition of the 72.9% equity interest in Oskar Holdings that we did not already own from our partners, some large financial investors making us the sole indirect shareholder of Oskar Holdings. Oskar Holdings holds, through its wholly-owned subsidiary, Oskar Finance, 99.87% of the registered share capital of Oskar Mobil. The remaining 0.13% of Oskar Mobil's outstanding registered share capital is owned by a third party; however, Oskar Finance possesses all voting and economic rights attached to these shares. Pending completion of certain statutory procedures, Oskar Finance will acquire all right, title and interest in the shares held by such third party.

Arrangements with co-shareholders

We have an agreement with Vodafone that provides that major business, financial and technical decisions concerning MobiFon require consensus between Vodafone and us, with both parties to use their best efforts to achieve such consensus. As a result, we may need to take into account the views of or compromise with Vodafone in reaching decisions on fundamental business and strategic matters with respect to MobiFon. We also have the right to appoint the chief executive officer of MobiFon, who is responsible for the overall management of the affairs of MobiFon, and Vodafone has the right to appoint the chief technology officer. We believe that we have the ability to control the day-to-day affairs of MobiFon in the normal course of business.

In addition, all of MobiFon's shareholders have entered into a contract of association, part of MobiFon's constitutive documents. MobiFon's contract of association provides for certain basic agreements among all shareholders, including co-sale rights on MobiFon shares, preemptive rights and an agreement not to compete with MobiFon in Romania or solicit its employees.

In particular, the contract of association prohibits transfers of shares of MobiFon other than in accordance with its terms. Transfers to wholly owned affiliates are permitted. Transfers to a telecommunication operator, a telecommunications equipment manufacturer or to a transferee who is not of equivalent financial strength as the transferor requires our consent and that of Vodafone. In most other circumstances, if a MobiFon shareholder accepts a bona fide written offer from a third party to sell its shares, that shareholder must provide the non-transferring shareholders with the right to purchase all of the MobiFon shares being transferred to the third party on those terms contained in the bona fide offer.

Under the contract of association, the term "transfer" is also defined to include the sale of an equity interest in an entity that directly or indirectly owns shares in MobiFon where over 25% of the fair market value of the assets held by such entity directly or indirectly consists of MobiFon shares. Any such indirect transfer will trigger a right of first refusal on a proportionate percentage of shares in MobiFon. The shares in MobiFon which are held by MobiFon Holdings constitute more than 25% of the fair market value of MobiFon Holdings' total assets. As a result, under MobiFon's contract of association, sales of equity shares of MobiFon Holdings would trigger the right of the non-transferring shareholders of MobiFon to purchase a proportionate percentage of MobiFon Holdings' shares in MobiFon, at comparable value. These rights may also apply upon a sale of equity shares of MobiFon Holdings's parent company, ClearWave. ClearWave has obtained a conditional waiver of the right of first refusal by Vodafone over certain transactions affecting its equity shares, such as future primary issues of its shares made for bona fide, ordinary course financing purposes or to satisfy certain contractual rights existing at the time, and subsequent re-sales of these shares.

In consideration for the waiver, we agreed with Vodafone, among other things, that for so long as Vodafone continues to hold at least 10% of the outstanding equity of MobiFon, in the event of a change of voting control of ClearWave, we will ensure that Vodafone's right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of: (i) the number of MobiFon shares determined by the contract of association to be covered; and (ii) the lesser of (a) the number of such shares required to increase Vodafone's equity interest in MobiFon to 50.1%, and (b) 30% of MobiFon's issued equity.

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

Property

Head Office. We sublease approximately 810 square meters of office space in Montreal from Telesystem Ltd. for an annual rent of approximately Cdn$538,080, including furniture.

Romania. MobiFon leases approximately 9,000 square meters of office space for its head office in Bucharest for approximately $3.2 million annually, including operating expenses. MobiFon also currently leases various properties for the operation of its network and other purposes related to its business for approximately $36.8 million per year including operating expenses.

Czech Republic. Oskar Mobil leases approximately 17,181 square meters of office space for its head office in Prague for approximately CZK105.9 million ($4.7 million) including operating expenses, cleaning and repair. Oskar Mobil also currently leases various properties for the operation of its network and other purposes related to its business for approximately CZK847.4 million ($37.9 million) per year.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Incorporated by reference in this document is our Operating and Financial Review and Prospects filed with the United States Securities and Exchange Commission as Exhibit 99.1 to our Form 6-K dated March 31, 2005 and with securities commissions and other similar authorities in Canada.

ITEM 6 – DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

TIW

Board of Directors

The following table and notes thereto set out as at March 1, 2005:

(1) the name of each individual serving as a director until the next annual meeting or until the office is otherwise vacated;

(2) all other positions and offices with us now held by each such individual, if any;

(3) the principal occupation or employment of each director; and

(4) their respective periods of service as a director.

All of the directors listed below were elected at our annual and special meeting of shareholders held on May 4, 2004 with the exception of Thierry Baudon who was appointed on May 6, 2004, François Laurin on May 6, 2004 and Bruno Ducharme on July 29, 2004, all by our board of directors subsequent to the meeting in accordance with our by-laws. We have no service contracts with the directors. Certain members of our board of directors were appointed pursuant to an investors rights agreement that we describe in more details under the caption "Material Contracts" in Item 10 of this document.

Name and Position or Office with TIW	Principal Occupation or Employment	Director Since
BRUNO DUCHARME	Chief Executive Officer, Telesystem	July 2004
Director and Chairman of the Board	International Wireless Inc.

THIERRY BAUDON	Chief Executive Officer of Emerging Markets	May 2004
Director (2)	Partnership (Europe) Ltd. and Managing
Director of Emerging Markets Partnership (an
international private equity firm)

JACQUES A. DROUIN (2) (3)	Managing Director, Lazard & Co., Limited	March 1997
Director	(an investment bank) and Canada Country
Head based in London, U.K.

MICHAEL R. HANNON (1)	Partner, J. P. Morgan Partners, LLC	March 2002 (4)
Director	(a private equity organization)

C. KENT JESPERSEN (1) (3)	Chairman of the Board, La Jolla Resources	March 1999
Lead Director	International Ltd. (an international advisory
and investment company)

FRANCOIS LAURIN (1)	Vice-President Investments, Medias &	May 2004 (5)
Director	Telecommunications, Private Equity Group of
Caisse de dépôt et placement du Québec (a
fund manager)

JONATHAN CHARLES C. MEGGS (2)	Partner, J. P. Morgan Partners Europe Ltd.	March 2002
Director	(a private equity organization)

(1)	Member of our audit committee.
(2)	Member of our human resources and compensation committee.
(3)	Member of our nominating and corporate governance committee.
(4)	Mr. Hannon had been a member of our Board of Directors from May 2000 until his resignation on August 13, 2001. He was re-appointed in March 2002.
(5)	Mr. Laurin had been a member of our Board of Directors from April 2003 to September 2003. He was re-appointed in May 2004.

Thierry Baudon has been Chief Executive Officer of Emerging Markets Partnership (Europe) Ltd. and Managing Director of Emerging Markets Partnership (an international private equity firm) since 1999. Prior to joining Emerging Markets Partnership, Mr. Baudon was the Director of the International Finance Division in the Suez-Lyonnaise des Eaux Group, responsible for structuring large-scale transactions involving project finance and private equity in emerging market countries. Prior to joining Suez-Lyonnaise des Eaux in 1995, Mr. Baudon was Deputy Vice President and a Member of the Operations Committee of the European Bank for Reconstruction and Development. Prior to joining EBRD in 1991, Mr. Baudon spent ten years in the World Bank Group, holding various senior positions.

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

Bruno Ducharme is our Chairman of the Board and Chief Executive Officer. Prior to May 1997, Mr. Ducharme had been President and Chief Executive Officer of Telesystem International Wireless Services Inc. since 1994. Mr. Ducharme holds a Bachelor's degree in Civil Law from McGill University, a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania and a Master's degree in International Relations from the University of Pennsylvania.

Michael R. Hannon is a Partner of J.P. Morgan Partners LLC, the private equity affiliate of J.P. Morgan Chase & Co. Prior to joining J.P. Morgan Partners in 1988, Mr. Hannon was with Morgan Stanley & Co. Mr. Hannon is the head of the media and telecommunications investment area at J.P. Morgan Partners, has led investments in many firms in this sector, and currently serves on the boards of several privately held companies. He holds a B.A. from Yale University and a Master of Business Administration degree from Columbia Business School.

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

Francois Laurin is Vice-President Investments, Medias & Telecommunications, Private Equity Group of Caisse de dépôt et placement du Québec. Mr. Laurin has extensive financial expertise as a senior executive in the telecommunications, broadcasting and transportation industries. He has been involved in the reporting, financing, planning, acquisitions and divestitures aspects of corporate finance as well as the various financial operations of both service and manufacturing businesses. Prior to joining Capital Communication CDPQ in April 2003, he had been Vice-President Controller of Bombardier Transportation since 2001 and from 2000 to 2001 he was Vice-President, Finance and administration at Microcell i5, a start-up operation in Internet solutions for mobile handsets. Prior to that, Mr. Laurin held positions at Teleglobe Inc. as Corporate Controller from 1992 to 1995 and as Vice-President, Finance and Controller from 1995 to 2000. Mr Laurin earned a Bachelor of Commerce degree in Accounting and Finance and a graduate diploma in accounting at McGill University. He holds the title of Chartered Financial Analyst and is a member of the Ordre des Comptables Agréés du Québec, the Canadian Institute of Chartered Accountants and the CFA Institute.

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

Board Independence

Marketplace Rule 4350(c) of the NASD Manual requires that a majority of our board of directors be comprised of independent directors as defined in Rule 4200(a)(15). This rule also requires us to disclose those directors that the board of directors has determined to be independent under Rule 4200(a)(15). As foreign private issuer, these requirements will become applicable to us as of July 31, 2005. Despite this fact, our board of directors has determined, in accordance with Rule 4350(c), that all board members, with the exception of Bruno Ducharme, are independent under Rule 4200(a)(15).

In addition, Marketplace Rule 4350(d) of the NASD Manual requires that our audit committee be composed of at least three members, each of whom must not only be independent under Rule 4200(a)(15) but also meet the additional independence criteria set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. As foreign private issuer, we will become subject to Rule 10A-3(b)(1) as of July 31, 2005. However, in compliance with Marketplace Rule 4350A (the transitional Rule currently applicable to us), our audit committee is composed of at least three members, all of whom are independent under both the transitional definition of independence found in Rule 4200A(a)(14) but also the new definition of independence found in Rule 4200(a)(15).

Board Practices

Audit Committee

The purpose of the audit committee is set forth in its written charter. This charter documents certain of our practices that are now reflected in new or proposed U.S. and Canadian corporate governance initiatives. The complete audit committee charter is available in the Governance section of TIW's website at www.tiw.ca.

Under its charter, the audit committee assists the board in the oversight of:

  the integrity of our annual and interim financial statements and related information;
  our compliance with applicable legal and regulatory requirements;
  the independence, qualifications, fees and appointment of the external auditors;
  the performance of the internal and external auditors;
  management's responsibility for reporting on internal controls.

This report tells you how the audit committee is managed and our process for complying with applicable laws and regulations.

About the audit committee

The audit committee is made up of three unrelated and independent directors: Messrs. Hannon, Jespersen (Chair) and Laurin. The audit committee communicates regularly and directly with management and the internal and external auditors. The audit committee met six times in 2004, including without management.

The audit committee continued to focus on three key areas in 2004:

  assessing the appropriateness of our financial reporting;

  reviewing the adequacy of our policies and processes for internal controls and financial reporting, risk management and compliance with applicable laws, regulations and sound business ethics;

  overseeing all aspects of the internal and external audit functions.

Since we have securities registered in the United States, we are subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and related rules and regulations of the U.S. Securities and Exchange Commission (SEC) (related SEC rules). In addition, since TIW's common shares are listed on the NASDAQ, we are subject to certain NASDAQ corporate governance rules that were finalized in November 2003 (NASDAQ rules). In January 2004, the Canadian Securities Administrators also issued final rules relating to audit committees and certification of financial information (Canadian rules).

Under the Sarbanes-Oxley Act and related SEC rules, we are required to disclose whether our audit committee includes at least one financial expert, as defined by these rules. In addition, the NASDAQ rules require that all audit committee members be financially literate. Our board of directors has recently determined that all audit committee members are financially literate and that the audit committee includes at least one audit committee financial expert, Mr. François Laurin who is a chartered accountant.

Financial reporting

The audit committee reviews the following documents with management and the external auditors and recommends them to the board for approval:

  our annual and interim financial statements;
  the related management's discussion and analysis of financial condition and results of operation (MD&A);

  our Form 20-F;
  earnings press releases;
  all public disclosure documents containing audited or unaudited financial information.

The purpose of this review is to provide reasonable assurance that:

  our financial reporting is complete and fairly presented in all material respects;

  the accounting standards used to prepare our financial reporting are appropriate, in particular, where judgment, estimates, risks and uncertainties are involved;

  critical disclosures are adequate.

The audit committee also reviews new applicable legal and regulatory initiatives as well as the adoption and disclosure of new accounting pronouncements. It assesses the potential impact of choosing certain alternatives, when appropriate.

Under the Sarbane-Oxley Act and related SEC rules, and under the Canadian rules, we are required to design and maintain controls and procedures to ensure that the information we publicly disclose is recorded, processed, summarized and reported on a timely basis. We have adopted a disclosure policy, as well as an internal certification and disclosure controls and procedures policy to ensure compliance with these requirements.

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual certifications required under the Sarbanes-Oxley Act and related SEC rules, and to support the annual and quarterly certifications required under the Canadian rules and includes an internal certification process by members of our disclosure committee. Among other things, these certifications by the President and Chief Executive Officer and the Chief Financial Officer state that:

  they are responsible for establishing and maintaining our disclosure controls and procedures;
  they have evaluated the effectiveness of these disclosure controls and procedures;
  our financial statements, related MD&A and Form 20-F do not contain any untrue statement of a material fact;
  our financial statements and other financial information fairly present in all material respects our financial condition, results of operation and cash flows.

Internal control over financial reporting

The audit committee has the overall responsibility to provide reasonable assurance that our internal control systems are adequate and effective. It reviews the policies in place, monitors compliance and approves recommendations for changes.

The audit committee also ensures that our processes for identifying and managing risks are adequate and that we comply with our business ethics policies, including the conflict of interest policy for officers. The Sarbanes-Oxley Act and related SEC rules require, as part of the annual certifications discussed above, that the President and Chief Executive Officer and the Chief Financial Officer certify that they have disclosed to our external auditors and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of our internal control over financial reporting that are reasonably likely to adversely affect our ability to record, process, summarize and report financial information;

  any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

The audit committee also oversees the requirements of the Sarbanes-Oxley Act and related SEC rules relating to certification of our internal control over financial reporting. These rules come into effect for our 2006 annual report that will be filed in 2007. They require a management internal control report that contains:

  a statement of management's responsibilities for establishing and maintaining adequate internal controls over financial reporting;

  a description of the framework used to evaluate, and management's assessment of, the effectiveness of our internal control over financial reporting;

  a statement that the external auditors have issued an attestation report on management's assessment;

we have undertaken the following initiatives in 2004 to meet these requirements:

  we have established a joint committee consisting of senior management which meets regularly to provide guidance and monitor the progress of our operations' initiatives towards compliance with these new requirements;

  we have dedicated resources consisting of internal and external specialists in internal control who are documenting our significant processes and testing their related internal controls with the objective of complying with these regulatory requirements in time for the filing of our 2006 annual report;

  we have acquired tracking software to facilitate the documentation, testing and monitoring of our entities progress towards becoming compliant with these requirements;

  we have made available the necessary financial resources needed to comply with the requirements.

We are on schedule to comply with these rules when they come into effect.

External auditors

The current external auditors are Ernst & Young LLP.

The audit committee is responsible for recommending to the board the appointment of the external auditors and committee is directly responsible for:

  evaluating the auditors to make sure that they fulfill their responsibilities by reviewing their performance against acceptable auditing standards, as well as their qualifications, independence, internal quality control procedures, audit plans and fees;

  assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy, including the process for approving audit and other services in advance.

Auditors independence

The audit committee charter and the audit committee pre-approval policy for audit and non-audit services are comprehensive guidelines governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

  identifying the services that the external auditors may and may not provide to TIW and its subsidiaries;

  pre-approving all services to be provided by the external auditors of TIW and its subsidiaries;

  establishing guidelines for engaging former employees of the external auditors;

In particular, the pre-approval policy for audit and non-audit services specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

  for all (audit or non-audit) services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Accounting Officer prior to engaging the auditors;

  specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Accounting Officer prior to engaging the external auditors;

  at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

Ernst & Young LLP has complied with the partner rotation requirements and on an annual basis formerly reports on their independence to the audit committee.

Internal auditor

The audit committee also oversees the internal audit functions. This includes:

  overseeing internal audit plans, staffing and budgets;

  evaluating the responsibilities and performance of the internal auditor;

  reviewing periodic internal audit reports and corrective actions being taken.

The internal auditor reports directly to the Chairman of the audit committee.

Complaint procedures

Before it was even required under the Sarbanes-Oxley Act and related SEC rules, and under the Canadian rules, TIW implemented a policy detailing procedures for:

  the receipt, retention and treatment of complaints received by TIW or any of its subsidiaries regarding accounting, internal accounting controls, auditing matters or evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws or misappropriation of TIW's or any of its subsidiary's property;

  the confidential and anonymous submission by employees of TIW or of our subsidiaries of concerns regarding questionable accounting or auditing matters.

TIW's complete complaint procedures for accounting and auditing matters is available on TIW's website at www.tiw.ca

Other

The audit committee reports regularly to the board on its activities.

Human resources committee

The purpose of our human resources committee is set forth in its written charter. The charter was amended in 2004 to document, among other things, certain practices that are reflected in new and proposed U.S. and Canadian corporate governance initiatives.

Under its charter, our human resources committee assists the board in the oversight of, amongst other things, these duties and responsibilities:

  to review, approve and recommend that the board approve executive compensation policies, practices, terms and conditions, as well as the total remuneration for senior executives, including those named executive officers mentioned in "Compensation of Directors and Officers", while ensuring that they are in keeping with shareholders' interests and TIW's long-term growth;

  to advise the board on the appointment, remuneration and working conditions of any officer position within TIW and any of its subsidiaries or affiliates;

  to make recommendations to the board with respect to the human resources, succession or organizational plans;

  to establish job accountabilities and set performance objectives for the chief executive officer and chief operating officers on an annual basis, review their performance annually and recommend their compensation based on performance to the Board.

In order to fulfill this mandate with the appropriate independence, the committee analyses the information and recommendations received, taking into consideration management's perspectives and shareholders' interests, and to this end we work directly with internal and external advisors, as appropriate, and we review applicable practices of widely held companies in Canada, the United States and Europe, as well as in our industry. The committee also schedules time without management present at every meeting, should we consider this necessary based on the subject matters discussed or as appropriate.

The information below outlines how the human resources committee fulfills its mandate and discusses our compensation policies and their application.

About the human resources committee

Our human resources committee consists of four unrelated and independent directors: Messrs. Baudon, Drouin (Chair), Meggs and one vacancy, created by the resignation of Mr. Christian Salbaing from the board on February 15, 2005. Our human resources committee met six times during 2004, including without management as appropriate.

In fulfilling its mandate during 2004, our human resources committee reviewed and reported, or made recommendations, on a number of items, including:

  the appointment and compensation of officers;

  the compensation of non-employee directors, including revisions to our directors' compensation program based on an external survey conducted by a recognized external advisor;

  the determination of bonuses under the short-term incentive plan, in line with the level of achievement of the strategic and operational objectives;

  the determination of strategic and operational objectives on which bonuses under the short-term incentive plan are awarded;

  the design and competitiveness of our total compensation policy, components and plans, based on external surveys conducted by two recognized external advisors;

  the implementation of a mid-term incentive plan consisting of restricted share units ("RSUs");

  the grant of options and RSUs;

  the integration of the management employees of our operating subsidiaries in our mid-term and long-term incentive plans;

  the review of the officer talent pool and retention and succession plans.

Executive Officers

The following table sets out information concerning our executive officers, including name and position with us.

Name	Position
Bruno Ducharme	Chairman of the Board and Chief Executive Officer
Terry Enepekides	Vice-President, Corporate Finance and Chief
Accounting Officer
André Gauthier	Executive Vice-President and Chief Financial Officer
James J. Jackson	Senior Vice-President, Corporate Affairs
Jacques P. Langevin	Senior Human Resources Officer
Alexander Tolstoy	President and Chief Operating Officer
Margriet Zwarts	General Counsel and Secretary

Bruno Ducharme is our Chairman of the Board and Chief Executive Officer. Prior to May 1997, Mr. Ducharme had been President and Chief Executive Officer of Telesystem International Wireless Services Inc. since 1994. Mr. Ducharme holds a Bachelor's degree in Civil Law from McGill University, a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania and a Master's degree in International Relations from the University of Pennsylvania.

Terry Enepekides is our Vice-President, Corporate Finance and Chief Accounting Officer. Prior to December 1, 2004, Mr. Enepekides was our Vice-President, Corporate Finance and Controller and prior to February 15, 2002, Mr. Enepekides was our Director, Corporate Finance and Controller. From July 1992 to May 2000, Mr. Enepekides held successive positions at Ernst &Young in Montreal. Mr. Enepekides holds a Bachelor's degree in Commerce and a graduate diploma in accountancy from Concordia University in Montreal. He is a member of the Canadian Institute of Chartered Accountants, is a registered Certified Public Accountant in the United States and is a CFA charterholder.

André Gauthier is our Executive Vice-President and Chief Financial Officer. Prior to June 2001, Mr. Gauthier was our Vice-President, Finance, and Treasurer. Prior to May 1999, Mr. Gauthier was our Vice-President and Controller, and, prior to May 1997, had been Controller of Telesystem International Wireless Services since 1994. From 1988 to 1994, Mr. Gauthier held successive positions, including Director, Finance and Administration, at Cosmair Canada Inc., a cosmetics manufacturer. Prior to 1988, Mr. Gauthier was a Senior Manager at Ernst & Young in Montreal. Mr. Gauthier holds a Bachelor's degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

James J. Jackson was appointed as Senior Vice-President, Corporate Affairs of TIW in July 2004 and continues as MobiFon's Senior Vice-President and Chief Financial Officer. Between 1999 and July 2004 he was Chief Financial Officer of ClearWave. From 1995 to 1997 Mr. Jackson was Vice Chairman, Finance, for Quadrant Amroq Bottling Co. Ltd., a venture capital firm holding the franchise for Pepsi-Cola in Romania. Prior to that, he worked for fifteen years at Alcan Aluminium Ltd., including as President of one of its venture capital groups. Mr. Jackson is a member of the Institute of Chartered Accountants of Canada and is a registered Certified Public Accountant in the United States. Mr. Jackson left ClearWave and its subsidiaries in February of 2001 and returned in July 2001

Jacques Langevin is our Senior Human Resources Officer. Prior to joining TIW in February 1999, Mr. Langevin was Vice-President, Human Resources, with Tricon Restaurants International in Asia form 1997 to 1999. From 1992 to 1995, he was Area Director, Human Resources (Asia-Pacific) and, in 1996, Regional General Manager (Central and Northern China) with Avon Products Inc. Previously, Mr. Langevin was with Avon Canada Inc., first as Director, Legal Affairs, and then as Vice-President, Human Resources and Corporate Affairs. Mr. Langevin's earlier career was in a private practice with Lavery O'Brien & Associates, in Montreal. Mr. Langevin holds a Bachelor of Civil Law degree (L.L.L.) from the University of Sherbrooke and holds a Bachelor of Arts degree with Honors in Political Science from Concordia University.

Alexander Tolstoy was appointed as our President and Chief Operating Officer in July 2004 and was the first President and continues to be the Chief Executive Officer at MobiFon S.A., TIW's operating subsidiary in Romania. He is also Chief Executive

Officer of Oskar Mobil a.s., TIW's operating subsidiary in the Czech Republic and was, between 1999 and July 2004, President and Chief Executive Officer of ClearWave. Mr. Tolstoy also managed the establishment of TIW's GSM companies in India and China from 1995 until November 1996. From 1987 to 1994, Mr. Tolstoy was Vice President, Western Canadian Region for Bell Mobility Cellular. From 1970 to 1987, he held various management positions at Bell Canada and Bell Canada International. Mr. Tolstoy served on the board of directors for Nortel Mobility and is a non-executive director of Karneval Media, a cable television operator in the Czech Republic. Mr. Tolstoy is married to Karla Stephens, the Vice-Chairman of the board of directors of Oskar Mobil and Oskar Mobil's Chief Operating Officer.

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

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation policy and objectives

Our compensation policy is based on a strong "pay-for–performance" culture, where rewards are directly linked to strategic and operational results and to our share price appreciation. Its objectives are to:

  recruit, develop and retain highly talented, entrepreneurial and top performing individuals;

  align the interests of our management to our strategy and the interest of our shareholders;

  motivate and allow for effective and consistent performance through the retention of key resources;

  ensure competitive total compensation packages when compared to those of relevant peer groups in the various markets in which we operate;

taking into account that we are a relatively small-sized telecom company, which operates globally but is headquartered in Canada.

Total compensation components

Our total compensation program has five components: base salary, annual cash incentives, equity-based mid-term and long-term incentives, and benefits.

The following table summarizes each component:

Perform.
Component	Form	Applies To	Period	Determination

Based on market (*), individual
Base Salary	Cash	All employees	1 year	performance and internal equity

Target award based on market
		All		(*); actual award based on
		employees,		achievement of strategic,
Short-Term Incentive	Cash	except clerical	1 year	operational and individual
		and support		objectives

Annual award based on market
		Management		(*) and individual performance;
Mid-Term Incentive	RSUs	employees	Up to 3 years	final payout value based on
share price

Annual award based on market
	Stock	Management		(*) and individual performance;
Long-Term Incentive	Options	employees	Up to 5 years	final payout value based on
share price

Group
	Group	insurance: all
	insurance	employees
Benefits	and fixed	Perquisites :	Ongoing	Based on market (*)
	amount of	Canada-based
	perquisites	management
employees

Pension Plan	None	n.a.	n.a.	n.a.

(*) To determine market practices, external surveys are usually conducted every two years by recognized external advisors. External surveys were conducted in 2004 for all five components of our compensation program.

Our expatriates assigned to our operating subsidiaries also receive appropriate and competitive expatriate benefits and allowances.

Pay mix

Although a competitive base salary remains a key component of our pay mix, incentive compensation, which includes distinct short, mid and long-term elements, represents the most important portion of our executive compensation policy, with a higher emphasis on the mid and long term components.

According to policy, for senior officers, the short-term incentive opportunity ranges from 10% to 13% of total compensation and the mid-term and long-term incentive opportunities range from 50% to 70% of total compensation. Therefore, the "at risk" or incentive portion of their total compensation ranges from 63% to 80%.

Peer groups and market positioning

We are a global company headquartered in Canada. Market competitiveness of our compensation program, and each of its elements, is assessed relative to an appropriate group of peer companies with comparable size, scope and geographic spread of operations.

The peer group for Canada-based employees consists of Canadian companies in the telecommunication, communication and technology industries and other Canadian companies having global operations. For the incentive compensation of our senior executives and for our expatriates assigned to our operating subsidiaries abroad, the peer group consists of US companies in the telecom and communication industries. The peer group for locally-based employees of our operating subsidiaries consists of subsidiaries of North American companies operating in the same geographic area.

We aim to provide base salaries and benefits targeted at the median of the relevant peer group as well as incentives designed to bring total compensation in the third quartile upon the achievement of superior results.

Base salary

Our human resources committee reviews and approves the salary ranges and individual salary increases for all officers. It also reviews and approves the salary ranges and aggregate salary increases for all other employees.

Base salaries are determined relative to salaries for comparable roles in the appropriate peer group, the individual's performance in the role and internal equity.

Short-term incentive plan

Our short-term incentive plan, the annual bonus plan, provides our employees, except for support and clerical employees, with an opportunity to earn cash incentives based on the achievement of pre-established strategic, operational and individual performance objectives.

A target bonus opportunity is determined for each eligible employee based on the competitiveness with target bonus opportunities for comparable roles in the appropriate peer group.

The target awards and weights for the 2004 annual bonus plan as approved by our board are as follows:

	Target (1)		Weight
Level	(% of Salary)	Strategic (2)	Operational (3)	Individual (4)

CEO, TIW	50%	40%	60%	0%

COO, TIW	45%	30%	70%	0%

CFO, TIW	40%	30%	50%	20%

Senior Officers, TIW.	35%	30%	50%	20%

Officers, TIW.	25-30%	25%	50%	25%

Sr Officers, MobiFon
& Oskar	35%	0%	80%	20%

Officers, MobiFon &
Oskar	15%	0%	75%	25%

(1)	Reflects market practices at comparable job levels in peer group companies and represents the expected payout for meeting objectives. The maximum payout for exceeding objectives is 200% of target.
(2)	Corporate strategic objectives determined by the board, such as completing a re-financing, buying-out minority shareholders, or acquisitions.
(3)	Operational objectives, such as number of subscribers, operating income before depreciation and amortization, free cash flow and revenues.
(4)	Individual performance objectives, in support of the strategic and operational objectives.

On a yearly basis, our human resources committee recommends the objectives to the board for the coming year, assesses their level of achievement for the year and approves the corresponding bonus payouts.

Mid-term and long-term incentive plans

Our mid-term and long-term incentive plans are designed to:

  recruit, motivate and retain highly talented, entrepreneurial and top performing directors, officers, management employees and consultants;

  align their interests with our shareholders over the long-term, creating long-term shareholder value;

  enable them to participate in our long-term growth and financial success.

As mentioned earlier, mid-term and long-term incentives are granted annually and represent the most important portion of our executive compensation as we want to attract entrepreneurial individuals, prepared to work for a relatively small-sized telecom company that operates globally. In addition, given that up to recently our company was in a precarious financial condition, we had to put an even greater emphasis on mid-term and long-term incentives to retain our management team and ensure a successful turnaround.

In February 2004, the board approved a proposal to amend our long-term incentive compensation by introducing RSUs as a midterm incentive. The RSU plan was approved by our shareholders on May 4, 2004. RSUs are granted on an annual basis in lieu of a portion of stock options, which would otherwise have been granted under our employee stock option plan. As a result, stock option utilization in 2004 declined to approximately 0.1% of total outstanding common shares.

A range of incentive awards is determined for each eligible employee based on the competitiveness with awards for comparable roles in the appropriate peer group and based on individual performance.

In determining the expected value of stock options and RSUs to be granted, for the purposes of our total compensation policy, we utilize the probabilistic Black-Scholes model.

Our human resources committee reviews and approves all awards under the mid-term and long-term incentive plans and decides on the appropriate mix of RSUs and stock options to be awarded, for recommendation to the board. This review is typically conducted in December of each year for the forth coming year, although in 2003 and 2004, the board deferred its decision regarding certain senior executives until the first quarter of the ensuing year. These deferred awards are presented in the relevant compensation tables as though they had been effected in the year to which they apply.

Restricted share unit plan (mid-term incentive)

The restricted share unit plan provides for the issuance of RSUs to designated directors, officers, management employees and consultants. RSUs are "phantom" shares that rise and fall in value based on the value of our common shares and are redeemed for actual common shares on the vesting dates. Restricted share units typically vest over three years as to one-third in each year. They vest after one year for directors. Under the terms of the plan, accelerated vesting occurs on, involuntary termination, death, permanent disability or a change of control.

Under the terms of the plan, the board, however, has the discretion to use a different vesting schedule. The board has, for example, recently designed a vesting schedule for certain restricted share units to be used as a performance incentive. These units vest on a "cliff" basis in three years and then only if pre-determined share price appreciation targets are met at the time of vesting. Such share appreciation targets range from 20% to 44%. If, at the relevant vesting date, such targets have not been reached, the applicable RSUs are forfeited.

The total number of restricted share units currently issuable under the plan is 6,250,000 of which a total of 4,237,879 have been issued as at March 31, 2005 and 3,958,738 are outstanding.

The 2004 activity under the plan can be summarized as follows:

	2004 Grants	2004 Total	Outstanding on
	to Officers (1)	Grants (1)	Dec. 31, 2004 (1)

# of RSUs	3,197,728	3,277,895	3,758,071
% of outstanding
common shares on Dec.	1.49%	1.52%	1.75%
31, 2004 (2)

(1)	Not including the RSUs granted at the beginning of 2004, on a deferred basis from 2003, as was previously reported in last year's Proxy Circular but including the RSUs granted to certain senior executives at the beginning of 2005 on a deferred basis from 2004, of which 2,043,000 are performance related and will only vest if share price appreciation targets are met.
(2)	Pro forma the issuance of shares in January 2005 upon the acquisition of all the shares of Oskar Holdings N.V. not already owned by TIW.

As noted above, for certain senior executives, the board determined to defer the 2004 annual grant until we could complete the strategic assessment of future objectives, which had been initiated in November 2004. In February 2005, the board determined to issue 845,000 RSUs to this senior management group by way of basic grant, as well as 2,043,000 RSUs by way of performance incentive. These latter units vest on December 1, 2007 or earlier, in accordance with the terms of the restricted share unit plan. Vesting is contingent on targeted appreciation in our share price from a reference price of US$12.53 (determined as a trailing average and representing a 12% premium over the US$11.19 closing price of our share as of December 31, 2004) to the date of vesting. Accordingly, 583,714 RSUs will vest if, on the vesting date, our share price has appreciated by 20% over the reference price; an additional 291,857 RSUs will vest for each incremental 4% of share price appreciation, up to the total of 2,043,000 RSUs granted by way of performance incentive if our share price has appreciated by 44% or more over the reference price. If the share appreciation targets are not met on the date of vesting, the restricted share units will be forfeited. The weighted average of the targeted share price is US$16.70. If the share appreciation targets are not met on the date of vesting, the restricted share units will be forfeited.

Employee stock option plan (long-term incentive)

The employee stock option plan was introduced in May 1997 when we became public. It provides for the issuance of options to directors, officers, management employees and consultants to purchase common shares.

The board determines the exercise price of the options based on the then trading price of our common shares at the time of granting the options, as required under the rules of all stock exchanges on which the common shares are listed and with all relevant securities legislation.

Optionholders may exercise their options within a maximum period of five years following the date of grant. Options typically vest over three years as to one-third in each year. Accelerated vesting occurs on involuntary termination, death, permanent disability or a change of control. The board may, however, use a different vesting schedule and/or option term in special circumstances.

The total number of options currently issuable under the plan is 10,000,000 of which 9,360,264 have been issued and 4,816,811 are outstanding and as at March 31, 2005.

The 2004 activity under the plan can be summarized as follows:

	2004 Grants	2004 Total	Outstanding on
	to Officers	Grants	Dec. 31, 2004

# of options	140,400	221,400	4,821,685
% of outstanding
common shares on	0.07%	0.10%	2.24%
Dec. 31, 2004 (*)

(*) Pro forma the issuance of shares in January 2005 upon the acquisition of all the shares of Oskar Holdings N.V. not already owned by TIW.

In 2004, no stock options were granted to directors as our board believes that options should no longer be granted to directors because of the fiduciary capacity in which they act.

Benefits

We offer group life and health insurance benefits to all of our employees, which are considered to be comparable with those of our peer group companies.

An annual flexible perquisites account (in lieu of company-car, club memberships, etc.) is provided to Canada-based management employees, ranging from $12,000 to $30,000.

Our expatriates assigned to our operating subsidiaries abroad also receive competitive expatriate benefits, including relocation benefits, foreign service premiums, living conditions benefits (such as car or housing allowance), home leave and tax planning.

Pension plan

We do not provide pension benefits to any of our employees. Instead, we prefer to be more performance-driven and, therefore, more aggressive on long-term incentive compensation. We believe that stock options and RSUs provide a proper balance and a better alignment with the interests of our shareholders than pension benefits.

Retention incentive

Given the relatively small size of our management team, retention has always been and continues to be a critical objective of our compensation program.

Our Canada-based employees, including our chief executive officer, and our expatriate employees who are officers, have a retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for the payment, upon involuntary termination of employment for any reason other than performance or cause, of an amount equal to between 3 and 36 months of base salary, depending on whether the termination is a result of a change of control or not and certain other factors including seniority and role, plus a portion of target bonus for the same period. In addition, depending on whether a change of control has occurred or not and certain other factors including seniority and role, our officers can trigger the payment of 50%, 75% or 100%, as applicable, of the retention incentive upon voluntary termination.

Share ownership guidelines

We have adopted share ownership guidelines for non-employee directors, executive officers and other key members of management. We believe these guidelines further enhance shareholder value by materially aligning the interests of directors and management with those of our shareholders.

The guidelines require members of senior management to own a number of our common shares that represents a multiple of their base salary, ranging from five times base salary in the case of our chief executive officer to two times base salary in the case of other senior executive officers. The guidelines further require ownership by other key members of management at a level commensurate with their level of income. Each of our non-employee directors must also own common shares having a value equal to five times his or her annual cash retainer, which retainer is currently US$35,000 for our Lead director and US$20,000 for our other directors.

These ownership levels will be calculated and reviewed annually in March of each year, with the first review in March 2006. Executive officers, key members of management and non-employee directors are expected to meet these minimum levels of ownership thresholds in annual increments within the scheduled period of time provided.

In addition, the guidelines include retention requirements for stock option exercises or redemptions of restricted share units under which executives who do not satisfy the ownership requirement as and when calculated, must retain certain shares of common stock acquired or vested until required thresholds are satisfied. Likewise, non-employee directors are subject to a retention policy upon redemption of their restricted share units.

It should be noted that, as a result of share ownership requirements, our chief executive officer currently owns 292,145 common shares while our chief operating officer currently owns 54,861 common shares.

Board of directors' compensation

Our board of directors' compensation program is designed to attract and retain highly talented and experienced non-employee directors, leading to our long-term success. This requires that they be adequately and competitively compensated.

In response to evolving trends and the increased demands and time commitments required for directors to fulfill their responsibilities, we conducted a compensation review in 2004. After considering the analysis and taking into account the advice of a recognized external advisor, our board approved:

  increasing compensation for the Lead Director;
  increasing retainers of committee chairs;
  differentiating the retainer payable to the audit committee chair;
  replacing stock option grants by RSU grants.

Only non-employee directors and directors who are not employees or consultants of our principal shareholders are compensated for board service.

Our directors compensation policy is now made up of the following components:

Annual retainer	(in US $)
Lead director	$ 35,000
Non-lead director	$ 20,000
Per board meeting fee (1) , (2)	$ 1,500

Per committee meeting fee (1) , (2)	$ 1,500

Committee chair retainer
Audit committee	US$ 12,000
Other committees	US$ 7,500
Travel fee (3)	US$ 1,500

Equity incentive – value of
annual RSU grant (4)
Lead director	US$ 45,000
Non-lead director	US$ 25,000
(1)	Half of the indicated amount if attended by telephone
(2)	Where board and committee meetings are held on the same day and in the same location, only one fee is paid.
(3)	If the director has to travel more than three hours to attend a meeting in person.
(4)	RSUs are granted under the restricted share units plan applicable to employees; there is no separate incentive plan for directors.

In 2004, a total of 6,500 RSUs were granted to non-employee directors in accordance to policy. A special grant of 20,000 RSUs, in aggregate, was made in early 2005 to the two directors who are neither employee nor employees or consultants of our principal shareholders in recognition of the additional services that such directors are asked to provide to us.

No stock options were granted in 2004 to non-employee directors and our board continues to believe, for the reasons previously stated, that no stock options should be granted to non-employee directors.

Summary Compensation Table

The following table summarizes the compensation paid to the Named Executive Officers, specifically our Chairman and Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for services rendered in all capacities to the Company and its subsidiaries during the financial periods ended December 31, 2004, December 31, 2003 and December 31, 2002.
	Annual Cash Compensation				Mid-Term and Long-Term Compensation
				Other			Long-Term
				Annual		Restricted	Incentive
				Compen-		Share Units	Program	All Other
Name and Principal		Salary	Bonus(1)	sation	Securities Under	(RSUs) (3) (4)	Payouts	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$) (2)	Options (#)	(#)	(Cdn$) (5)	(Cdn$)
Bruno Ducharme	2004	500,000	500,000	30,000	–	1,000,000	12,455,049	–
Chairman of the	2003	500,000	584,375	30,000	1,803,388	500,000	3,956,138	–
Board and Chief	2002	500,000	350,000	30,000	1,620,000 (6)	–	–	–
Executive Officer

André Gauthier	2004	257,750	191,471	20,000	–	347,542	1,145,051	–
Executive Vice	2003	252,500	170,564	20,000	384,132	11,988	1,222,052	–
President and Chief	2002	233,254	99,763	20,000	335,000 (6)	–	–	–
Financial Officer

James J. Jackson	2004	269,184	128,691	179,910	–	208,000	1,481,015	–
Chief Financial	2003	269,184	120,290	191,700	411,132	7,492	1,027,909	–
Officer, MobiFon	2002	202,209	81,136	332,113	335,000 (6)	–	–	–
S.A.

Karla Stephens	2004	261,818	135,736	165,372	–	263,306	1,099,138	–
Chief Operating	2003	246,179	112,512	169,933	370,775	6,743	921,070	–
Officer, Oskar	2002	184,927	102,773	324,815	300,000 (6)	–	–	–

Alexander Tolstoy	2004	416,314	273,748	304,124	–	500,000	690,910	–
President and Chief	2003	416,314	250,652	327,340	793,483 (7)	188,000 (7)	3,178,743	–
Operating Officer	2002	312,736	170,629	579,037	780,000 (6)	–	–	–

(1)	Bonus awards are paid in cash in the year following the financial year for which they are awarded.

(2)	For Messrs. Ducharme and Gauthier, represents the flexible perquisites account (in lieu of company-car, club memberships, etc.). For Messrs. Jackson and Tolstoy and Ms. Stephens, represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.

(3)	For financial year 2003, includes the RSUs granted at the beginning of 2004 on a deferred basis from 2003, as previously reported in last year's Proxy Circular. For financial year 2004, includes the RSUs granted at the beginning of 2005 on a deferred basis from 2004. Of these numbers, Mr. Gauthier received 42,542 RSUs in 2004, while Mr. Jackson received 8,000 and Ms. Stephens received 13, 306 in 2004.

(4)	For financial year 2004, up to 700,000, 215,000, 140,000, 175,000 and 350,000 were granted to Mr. Ducharme, Mr. Gauthier, Mr. Jackson, Ms. Stephens and Mr. Tolstoy, respectively, as performance incentives and are thus contingent on meeting pre-determined share appreciation targets. See "Compensation policy—Mid-term and long-term incentive plan-Restricted share unit plan (mid-term incentive)" More specifically, at an appreciation target of 20%, the respective number of RSUs would be 200,000, 61,429, 40,000, 50,000 and 100,000 with additional RSUs at share appreciation targets of 24%, 28%, 32%, 36% and 44%. The respective number of RSUs vested at 44% are 700,000, 215,000, 140,000, 175,000 and 350,000.

(5)	Includes the value realized on the exercise of options and redemption of RSUs. For financial year 2003, also includes cash payouts made under a special cash incentive plan.

(6)	Out of these options grants, the following numbers of options were forfeited in 2003 in the case of each of the following individuals: Mr. Ducharme, 840,000 options forfeited; Mr. Gauthier, 175,000 options forfeited; Mr. Jackson, 175,000 options forfeited; Ms. Stephens, 160,000 options forfeited; Mr. Tolstoy, 400,000 options forfeited.

(7)	In 2004, Mr. Tolstoy forfeited 333,334 options in exchange for 120,000 RSUs.

Option and RSU grants in last financial year

Percentage of Net
		Total of		Market Value of
	Securities Under	Options/RSUs		Securities
	Options/RSUs (1)	Granted in/for	Exercise Price of	Underlying Options
	Granted	Financial Year (1)(2)	Options	on the Date of Grant	Expiration Date
Name	(#)	(%)	(#/US$)	(#/US$)	of Options
Bruno Ducharme	0 / 1,000,000	0% / 30.5%	n.a.	n.a.	n.a.
André Gauthier	0 / 347,542	0% / 10.6%	n.a.	n.a.	n.a.
James J. Jackson	0 / 208,000	0% / 6.3%	n.a.	n.a.	n.a.
Karla Stephens	0 / 263,306	0% / 8.0%	n.a.	n.a.	n.a.
Alexander Tolstoy	0 / 500,000	0% / 15.3%	n.a.	n.a.	n.a.

(1)	Not including the RSUs granted at the beginning of 2004 on a deferred basis from 2003, as previously reported in last year's Proxy Circular but including the RSUs granted at the beginning of 2005 on a deferred basis from 2004. Of these numbers, Mr. Gauthier received 42,542 RSUs in 2004, while Mr. Jackson received 8,000 and Ms. Stephens received 13, 306 in 2004.

(2)	Of those RSUs, up to 700,000, 215,000, 140,000, 175,000 and 350,000 were granted to Mr. Ducharme, Mr. Gauthier, Mr. Jackson, Ms. Stephens and Mr. Tolstoy, respectively, as performance incentives and are thus contingent on meeting pre-determined share appreciation targets. See "Compensation policy—Mid-term and long-term incentive plan-Restricted share unit plan (mid-term incentive)". More specifically, at an appreciation target of 20%, the respective number of RSUs would be 200,000, 61,429, 40,000, 50,000 and 100,000 with additional RSUs at share appreciation targets of 24%, 28%, 32%, 36% and 44%. The respective number of RSUs vested at 44% are 700,000, 215,000, 140,000, 175,000 and 350,000.

Aggregated options and RSUs exercised or redeemed in last financial year and financial year end option and RSU values

			Unexercised Options		Value of Unexercised "In-the-
	Securities		/Unvested RSUs		Money"(2) Options / Unvested RSUs
	Acquired	Aggregate	as at December 31, 2004(1)		at December 31, 2004(3)
	on Exercise	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
	/ Redemption	Realized	/ Vested	/ Unvested	/ Vested	/ Unvested
Name	(#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)
Bruno Ducharme	921,694/166,667	12,455,049	466,667/0	732,231/1,333,333	1,717,668/0	3,983,777/8,518,329
André Gauthier	109,500/3,996	1,145,051	132,922/0	140,710/355,534	491,080/0	915,840/1,890,182
James J. Jackson	137,043/2,497	1,481,015	26,667/0	273,710/212,995	98,154/0	1,405,375/981,783
Karla Stephens	96,257/2,248	1,099,138	24,000/0	247,592/267,801	88,337/0	1,267,672/1,248,173
Alexander Tolstoy	13,000/40,267	690,910	313,715/0	444,494/647,733	2,767,737/0	2,706,297/4,004,509

(1)	Includes the RSUs granted at the beginning of 2005 on a deferred basis from 2004. Of those RSUs, up to 700,000, 215,000, 140,000, 175,000 and 350,000 were granted to Mr. Ducharme, Mr. Gauthier, Mr. Jackson, Ms. Stephens and Mr. Tolstoy, respectively, as performance incentives and are thus contingent on meeting pre-determined share appreciation targets. See "Compensation policy—Mid-term and long-term incentive plan-Restricted share unit plan (mid-term incentive)". More specifically, at an appreciation target of 20%, the respective number of RSUs would be 200,000, 61,429, 40,000, 50,000 and 100,000 with additional RSUs at share appreciation targets of 24%, 28%, 32%, 36% and 44%. The respective number of RSUs vested at 44% are 700,000, 215,000, 140,000, 175,000 and 350,000..

(2)	"In-the-money" options are options for which the market value of the underlying securities is higher than their exercise price.

(3)	The value of unexercised "in-the-money" options and unvested RSUs is calculated using the closing price of the underlying securities, our common shares, on the TSX on December 31, 2004, i.e. Cdn$13.45. Since the pre-determined share appreciation targets were not met at the price on December 31, 2004, no value has been attributed to the RSUs granted as performance incentives (see note (1) above).

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Ownership of Securities by Directors and Executive Officers

The table below sets forth as of March 1, 2005 the common shares, restricted share units and stock options to acquire common shares held by each of our directors and executive officers.

	Common	Restricted
	Shares	Share Units (1)	Options(2)
	#		#
Directors
Thierry Baudon	—	—	—
Jacques A. Drouin	480	12,300	16,001
Bruno Ducharme	292,145	1,333,333	1,198,898
Michael R. Hannon	—	—	—
C. Kent Jespersen	449	16,167	37,594
François Laurin	—	—	—
Jonathan Charles C. Meggs	—	—	—

Officers
Terry Enepekides	1,249	42,797	83,809
André Gauthier	4,582	355,534	273,633
James J. Jackson	4,992	212,995	300,378
Jacques Langevin	6,743	181,416	131,265
Alexander Tolstoy	54,861	647,733	758,210
Margriet Zwarts	4,000	226,707	347,087

(1)	These restricted share units convert into common shares on pre-determined dates. In addition, with respect to certain performance based restricted share units, their conversion into common shares only occurs upon a certain level of appreciation in our share price. See "Compensation of Directors and Officers".

(2)	These options vest and expire on pre-determined dates and are exercisable at prices ranging between US$2.15 and Cdn$662.50.

EMPLOYEES

As of December 31, 2004, we had 19 employees at the corporate level excluding expatriate employees assigned to foreign operations, compared to approximately 25 and 27 as at December 31, 2003 and December 31, 2002 respectively. These numbers exclude for 2004, 2003 and 2002, respectively, 2,044, 1,855 and 1,707 employees of MobiFon and 1,687, 1,453 and 1,350 employees of Oskar Mobil. Those numbers do not include employees of our discontinued or disposed of operations. None of these employees are members of labor unions. We believe that our subsidiaries and we enjoy good relationships with our respective employees.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

TIW

Major Shareholders

The following table and notes thereto set forth as at March 1, 2005 certain information regarding ownership of our common shares being our only class of voting securities, for the following persons:

(1) each person who is known by us to be the beneficial owner of 5% or more of our outstanding common shares; and

(2) all other stakeholders as a group.

Name of Beneficial Owner	Common Shares	% Ownership (1)
J.P. Morgan Partners, LLC(2)	42,957,635 (3)	19.96%
U.F. Investments (Barbados)
Ltd. (4)	12,372,653	5.75%
Emerging Markets Partnership
(Europe) Limited (5)	18,640,843	8.66%
Caisse de dépôt et placement
du Québec (6)	10,633,002	4.94%
Other Holders	130,593,146	60.69%
Total	215,197,279	100%

(1)	Based on a total of 215,197,279 common shares outstanding.
(2)	Represents securities held by affiliates of J.P. Morgan Partners, LLC., referred to in this document as J.P. Morgan Partners.
(3)	J.P. Morgan Partners' equity interest in us increased from 15.2% as of March 2004 to 19.96% as of February 2005, with the issuance of an aggregate of approximately 24.3 million common shares of TIW in consideration for equity interest held by J.P. Morgan Partners in MobiFon S.A. and Oskar Holdings N.V.
(4)	U.F. Investments (Barbados) Ltd. is an affiliate of Hutchison Whampoa Ltd.
(5)	Represents shares held by funds managed by Emerging Markets Partnership (Europe) Limited, referred to in this document as EMP.
(6)	Represents securities held by Caisse de dépôt et placement du Québec and Capital Communications CDPQ Inc.

Related Party Transactions

Since January 1, 2004, we have entered into the following agreements with third parties that may be considered to be related to us under certain standards of disclosure. We believe that the transactions described herein were negotiated on terms that, on the whole, were no less favorable to us than those that would have been available from unrelated parties.

  Share Purchase Agreements dated February 10, 2004 between us and EEIF Melville B.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V., relating to the issuance of 14,621,714 common shares of TIW in exchange for approximately 5.9% equity interest in MobiFon and 2.9% equity interest in Oskar Holdings held by these affiliates of EMP. As a result of this transaction, EMP became a party to an amended and restated investor rights agreement dated March 17, 2004 (subsequently amended as of May 6, 2004) entered into among us and certain of our major shareholders, pursuant to which such major shareholders agreed to vote in favour of one nominee of EEIF on our board of directors. In addition, EMP entered into an amended and restated registration rights agreements dated March 17, 2004 (subsequently amended as of May 6, 2004) among us and certain of our major shareholders.

  Underwriting Agreement dated March 18, 2004 between us, BMO Nesbitt Burns Inc., J.P. Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P. Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP Investment N.V., CEA Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure Fund C.V. providing for the sale of 21 million common shares of TIW. J.P. Morgan Securities Inc. is an affiliate of J.P. Morgan Partners, one of our significant shareholders. One of our board members is managing director of Lazard & Co., Limited, an affiliate of Lazard Frères & Co. LLC. In connection with this transaction, we paid fees and commissions of approximately $970,000 and $500,000 to J.P. Morgan Securities Inc. and Lazard Frères & Co., respectively.

  Share Transfer Agreement dated July 22, 2004 between us, Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V., relating to the acquisition by us of a 15.46% equity interest in MobiFon S.A. in exchange for 28,358,499 common shares of TIW and $36.6 million in cash. JP Morgan Partners (BHCA), L.P., one of our significant shareholders, was a shareholder in Deraso Holdings Limited and received, as a result of this transaction, approximately 6.9 million common shares of TIW plus cash.

  Purchase Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., J.P. Morgan Securities Inc., ABN AMRO Bank N.V., UBS Limited and West LB AG providing for the issuance and sale by Oskar Mobil of €325 million in 7.50% First Priority Senior Secured Notes due 2011. J.P. Morgan Securities Inc. is an affiliate of JP Morgan Partners, one of our significant shareholders. In connection with this transaction, we and our subsidiaries paid an aggregate of approximately €4.9 million ($6.0 million) in fees and commissions to J.P. Morgan Securities Inc.

  Senior Credit Agreement dated July 19, 2000, as amended, between Oskar Mobil a.s. and, inter alia, J.P. Morgan Europe Limited, as facility agent, and JP Morgan Chase Bank, as a lender. These JP Morgan companies are affiliates of JP Morgan Partners, one of our significant shareholders and they received interest and fees of approximately $1.9 million, $1.4 million and $1.5 million in 2002, 2003 and 2004, respectively, under this agreement. JP Morgan Chase Bank held approximately 12% of the principal amount committed under the loan in 2004. The syndicated credit facility was composed of two tranches. Tranche A was in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to €269.1 million and CZK3.8 billion, (totalling $486.6 million) carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for CZK drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in June 2004 until final maturity in December 2008. Tranche B consisted of a term loan of up to €26.6 million and CZK1.7 billion, (totalling $100.6 million) carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for CZK drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at October 13, 2004 when it was reimbursed in full. The facility was collateralized by a pledge of Oskar Holdings's shares in Oskar Mobil and of substantially all of the assets of Oskar Mobil.

  Senior Credit Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V. and, inter alia, J.P. Morgan plc, as a mandated lead arranger, J.P. Morgan Europe Limited, as facility agent and joint security agent, J.P. Morgan Chase International Financing Limited, as a lender, ABN AMRO Bank N.V., as mandated lead arranger and a principal lender. The foregoing JP Morgan companies are affiliates of JP Morgan Partners, one of our significant shareholders. Fees of €3.0 million ($3.7 million) were paid to these JP Morgan affiliates prior to any re-allocation of fees to credit facility syndicate members. The senior credit facility consists of a CZK5,033.6 million and €40.0 million (approximately €200 million in aggregate) five year amortizing tranche A maturing in 2009, and amortizing from March 2007, and a CZK1,573 million (approximately €50 million) six year tranche B repayable in full at maturity. J.P. Morgan Chase International Financing Limited provided a €15 million ($20.4) commitment under Tranche A of the facility. The senior credit facility is available for drawing, on a revolving basis, over the next 24 months. As of December 31, 2004, CZK3,963 million and €24 million (approximately $209.9 million) was drawn under the facility. The senior credit facility is guaranteed on a senior secured basis by Oskar Holdings N.V. and Oskar Finance B.V. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance and the guarantees are secured by substantially all of their respective assets.

  Share Transfer Agreement dated December 21, 2004 between us and shareholders of Oskar Holdings relating to the acquisition by us of the 72.9% equity interest in Oskar Holdings that we did not already own in exchange for 46,001,139 common shares of TIW. JP Morgan Partners and EMP, two of our significant shareholders received, as shareholders of Oskar Holdings, approximately 17.4 million and 7.0 million common shares of TIW as a result of this transaction.

  Interest rate and cross currency swap agreements between Oskar Mobil and, inter alia, an affiliate of JP Morgan Partners, one of our significant shareholders and ABN AMRO Bank N.V., having nominal principal amounts of CZK2.47 billion and €270 million for the interest rate and cross currency arrangements, respectively. Such agreements were terminated in the last quarter of 2004 and approximately €13.1 million ($16.1) was paid to an affiliate of JP Morgan Partners in connection with the settlement of these agreements. In addition, an aggregate amount of $5.0 million was paid in 2004 ($7.5 million in 2003 and $4.5 million in 2002) under these agreements to such JP Morgan partners' affiliate.

  Cross currency swap agreements entered into on October 13, 2004 between Oskar Mobil, J.P. Morgan Chase International Financing Limited and ABN AMRO Bank N.V. for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparty for €162.5 million of notional principal amount of those swap agreements is an affiliate of J.P. Morgan Partner, one of our significant shareholders.

  Engagement letters dated February 7, 2003, July 7, 2003, September 5, 2003, October 16, 2003 and November 22, 2004 between us and Lazard Frères & Co. LLC and Lazard & Co. Limited pursuant to which these entities provided us with financial advisory and investment banking services. One of our board members is managing director of Lazard & Co. Limited, which is affiliated to Lazard Frères & Co. LLC. Pursuant to these engagement letters, we paid an aggregate of approximately $2.2 million and $5.6 million to Lazard Frères & Co. LLC and Lazard & Co. Limited in 2003 and 2004 respectively.

ITEM 8 – FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited comparative annual Consolidated Financial Statements, including the Notes thereto, as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon signed by Ernst & Young LLP are presented at Item 18 of this document.

LEGAL PROCEEDINGS

We are involved in litigation, along with our subsidiaries and operating companies, from time to time in the ordinary course of our businesses. In management's opinion, the litigation in which we or our subsidiaries or operating companies are currently involved is not material to our financial condition, results of operations or cash flow.

SIGNIFICANT CHANGES

Acquisition of Non-controlling Interests in Oskar Holdings

In November 2004, the Company entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of the Company's treasury stock having an aggregate value of $521.9 million including costs of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its indirect ownership in Oskar Holdings and Oskar Mobil to 100.0% and 99.87%, respectively. Two of the Company's significant shareholders are shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively. The acquisition will be accounted for using the purchase method.

Performance RSUs

In February 2005, the Board of Directors of the Company authorized the grant of 2,043,000 performance based RSUs. The performance based RSUs will vest in three years from the date of their grant. However, the number of RSUs that will vest is dependent upon the Company's future stock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant will be amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants. The expected number of performance RSUs that will vest will be re-estimated at each future reporting period.

UMTS License in Czech Republic

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion ($89.4 million) agreed upon price is payable in annual instalments from December 2005 through December 2009.

Sale of Operations to Vodafone

On March 15, 2005, the Company entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, for the sale of all of its interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owns all of the Company's interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale. At closing, net proceeds from the sale along with net assets at the Company level, which consist primarily of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be distributed to shareholders pursuant to a court supervised plan of arrangement.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholders' approval on a basis to be determined by the court (expected to be 66 2/3% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

The Board of Directors of the Company has approved the sale transaction and has recommended that the shareholders of the Company vote in favor of the sale transaction, which will be included in the plan of arrangement which will also address distributions to shareholders and liquidation of the Company.

ITEM 9 – THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Common Shares

Our common shares are listed for trading on the TSX under the symbol "TIW" and on the Nasdaq National Market under the symbol "TIWI". Our subordinate voting shares began trading on the TSX on May 9, 1997, prior to which there was no public market for such shares, and on the Nasdaq National Market on June 8, 1998. On June 23, 2001, we consolidated our subordinate voting shares on a 5 for 1 basis. On June 27, 2001, our subordinate voting shares started trading on the TSX and Nasdaq on a consolidated basis. On May 7, 2002, the listing of our subordinate voting shares was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market. On May 17, 2002, contemporaneously with the elimination of multiple voting shares from our share capital, we redesignated our subordinate voting shares as common shares. Following shareholders' approval of a share consolidation at our May 2, 2003 shareholders' meeting, our share capital was consolidated for a second time on a 5 for 1 basis on June 23, 2003 and started trading on a consolidated basis on June 30, 2003. On April 28, 2004, the listing of our common shares was moved up from the Nasdaq SmallCap Market to the Nasdaq National Market. The CUSIP number for our common shares is 879946-60-6. The following tables set forth, for the years, calendar quarters and months indicated, the range of high and low closing sale prices for our common shares as reported on the TSX and Nasdaq. All data has been adjusted to give effect to the 5 for 1 consolidations:

	Toronto Stock Exchange			Nasdaq
	Price Range			Price Range
	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume
2003
First quarter	3.10	1.20	8,150	2.05	0.80	5,860
Second quarter...	5.30	1.78	16,970	4.18	1.20	28,500
Third quarter	7.33	4.85	10,960	5.40	3.41	12,660
Fourth quarter	11.95	5.85	28,320	9.22	4.31	38,100
2004
First quarter	20.10	11.25	35,800	15.15	8.70	52,100
Second quarter...	16.85	11.46	16,800	12.80	8.55	32,800
Third quarter	14.12	11.02	12,700	10.90	8.44	15,500
Fourth quarter	14.70	11.84	19,300	12.30	9.34	35,600

	Toronto Stock Exchange				Nasdaq
		Price Range			Price Range
	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume
2000	1762.50	141.25	3,003	1200.00	93.75	474
2001	216.25	2.10	9,152	147.00	1.25	1,583
2002	9.40	1.15	19,902	5.80	0.80	13,493
2003	11.95	1.20	64,400	9.22	0.80	85,120
2004	20.10	11.20	84,600	15.15	8.44	136,000

	Toronto Stock Exchange			Nasdaq
	Price Range			Price Range
					($)
	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

September 2004	12.80	11.61	4,080	9.86	9.11	3,960
October 2004	14.00	11.84	4,320	11.42	9.34	11,000
November 2004	14.35	12.95	8,660	12.01	10.86	13,300
December 2004	14.70	13.10	6,320	12.30	10.65	11,300
January 2005	17.60	13.16	17,834	14.20	10.88	21,295
February 2005	19.40	17.20	9,825	15.77	13.88	17,355

7.00% Equity Subordinated Debentures

As at December 31, 2004, we had outstanding Cdn$1,236,500 of 7.00% equity subordinated debentures due December 30, 2006. These 7.00% debentures were part of an original issue of Cdn$150,000,000 of 7.00% equity subordinated debentures due February 15, 2002.

On February 5, 2002, we repurchased Cdn$145,056,000 of 7.00% debentures in exchange for a combination of cash, subordinate voting shares and warrants. On February 5, 2002, we also amended the terms of the indenture to, among other things, postpone the maturity to December 30, 2006 and reduce the principal amount at maturity of each Cdn$1000 of 7.00% debenture to Cdn$250. Following the amendments the 7.00% coupon is now payable on the revised principal and is payable semi-annually beginning on June 30, 2002. Each outstanding 7.00% debenture will be convertible on maturity, at the option of the holder, into our common shares. The amended 7.00% debentures are listed on the TSX under the symbol "TIW.db.a". The pre-amendment 7.00% debentures were listed on the TSX under the symbol "TIW.db". The current CUSIP number for the 7.00% debenture is 879946-AJ-O. Despite their continued listing on the TSX, since the amendment of the debentures and the repurchase of 97% of the outstanding debentures, there has been no regular trading activity on the debentures.

EXEMPTIONS UNDER NASD MARKETPLACE RULES

In connection with our proposed issuance of 28,358,499 common shares in exchange for 5.9% equity interest in MobiFon and 2.9% in Oskar Holdings completed in March 2004, we requested from Nasdaq an exemption from the shareholders approval requirement of Marketplace Rule 4350(i)(1)(C). Such exemption was necessary as the proposed issuance of shares represented, at the time, an issuance of 20.2% of our outstanding share capital, being more than the threshold of 20% set forth in Rule 4350(i)(1)(C). By letter dated August 19, 2004, Nasdaq granted the requested exemption to Marketplace Rule 4350(i)(1)(C) pursuant to Marketplace Rule 4350(a).

In connection with our issuance of 46,001,139 common shares in exchange for the 72.9% equity interest in Oskar Holdings that we did not already own completed in January 2005, we requested from Nasdaq an exemption from the requirements of Marketplace Rule 4350(i)(6) setting forth the manner in which shareholders approval is to be sought in the context of transactions requiring shareholder consent. The share issuance, representing at the time 27.7% of our outstanding share capital, required shareholder consent both under the rules and policies of the TSX and Nasdaq. In accordance with its practices, the TSX accepted, in satisfaction of the shareholders consent requirement, the written consent of shareholders representing a majority of our outstanding share capital. By letter dated December 28, 2004, we were exempted from the requirement of Marketplace Rule 4350(i)(6) to follow certain state and federal law and rules, which we believe are not applicable to us as a foreign private issuer, including the distribution of a proxy statement when seeking written consent of shareholders in lieu of a meeting pursuant to Marketplace Rule 4350(a).

ITEM 10 – ADDITIONAL INFORMATION

SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series. Our common shares are listed for trading on the TSX under the symbol "TIW" and on the Nasdaq National Market under the symbol "TIWI". Our subordinate voting shares began trading on the TSX on May 9, 1997, prior to which there was no public market for such shares, and on the Nasdaq National Market on June 8, 1998. On June 23, 2001, we consolidated our subordinate voting shares on a 5 for 1 basis. On June 27, 2001, our subordinate voting shares started trading on the TSX and Nasdaq on a consolidated basis. On May 7, 2002, the listing of our subordinate voting shares was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market. On May 17, 2002, contemporaneously with the elimination of multiple voting shares from our share capital, we redesignated our subordinate voting shares as common shares. Following shareholders' approval of a share consolidation at our May 2, 2003 shareholders' meeting, our share capital was consolidated for a second time on a 5 for 1 basis on June 23, 2003 and started trading on a consolidated basis on June 30, 2003. On April 28, 2004, the listing of our common shares was moved up from the Nasdaq SmallCap Market to the Nasdaq National Market.

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

As at December 31, 2004 we had 169,193,153 common shares outstanding. As at March 1, 2005, we had 215,197,279 common shares outstanding.

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

Non-Voting Preferred Shares

On March 6, 2002, we created a first series of non-voting preferred shares. This series of non-voting preferred shares ranked pari passu on a share for share basis with the common shares but did not carry any voting rights. 55,000,000 non-voting preferred shares were authorized for issuance. On March 13, 2002, we issued 35,000,000 non-voting preferred shares.

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

The subordinate voting share value will be equal to 11.363636 (subject to applicable adjustments) — the subordinate voting share rate — multiplied by the current market price of the common shares on the date of conversion. We have the option, in lieu of delivering common shares on conversion, to pay the conversion value in cash for 7.00% equity subordinated debentures tendered for conversion. The conversion number is subject to adjustment upon the occurrence of certain events. The 7.00% equity subordinated debentures will be convertible at the option of the holder prior to maturity upon the occurrence of an offer, as defined in the amended 7.00% equity subordinated debenture indenture, or an event of default.

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

  Third Amended and Restated Investors Rights Agreement dated May 6, 2004 among us, U.F. Investments (Barbados) Ltd., J.P. Morgan Partners (BHCA) LP, JPMP TIW EH, L.P., AOF Investment N.V., CEA Investment N.V., CAIP Investment N.V., Caisse de dépôt et placement du Québec, Capital Communications CDPQ Inc., EEIF Melville B.V., Emerging Europe Infrastructure Fund C.V., EEIF Czech N.V., Telesystem Ltd. and 9111-1369 Québec Inc. This agreement provides for minority and majority representation rights on our board of directors and sets out certain principles of corporate governance. This agreement amends and supplements previous Investors Rights Agreement, dated November 29, 2001, January 24, 2002 and March 17, 2004;

  Third Amended and Restated Registration Rights Agreement dated May 6, 2004 among us, U.F. Investments (Barbados) Ltd., J.P. Morgan Partners (BHCA) L.P., JPMP TIW EH, L.P., AOF Investment N.V., CEA Investment N.V., CAIP Investment N.V., Caisse de dépôt et placement du Québec, Capital Communications CDPQ Inc., EEIF Melville B.V., Emerging Europe Infrastructure Fund C.V., EEIF Czech N.V., Telesystem Ltd. and 9111-1369 Québec Inc. This agreement provides for certain rights of the parties to have their shares in us registered or qualified pursuant to registration statements or prospectuses. This agreement amends and supplements previous Registration Rights Agreements dated December 14, 2001 and March 17, 2004;

  Mutual Release dated March 26, 2003 between us, certain of our subsidiaries and Highlake International Business Company Ltd., Opportunity Fund and CVC/Opportunity Equity Partners L.P. providing for the settlement of certain outstanding litigation and certain potential claims between the parties;

  License awarded to Oskar Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002;

  License awarded to Oskar Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002;

  License for the use of radio-electric frequencies by providers of public electronic communications networks and services awarded to MobiFon S.A. on June 30, 2003;

  License for the use of the numbering resources awarded to MobiFon S.A. on March 18, 2005;

  Standard Authorization of electronic communications networks and services providers awarded to MobiFon S.A. on December 24, 2002;

  Telecommunication License to establish and operate public mobile telecommunication network under the UMTS standard awarded to Oskar Mobil a.s. on February 23, 2005;

  License for the use of radioelectric frequencies to provide 3G mobile public communications networks and services awarded to MobiFon S.A. on March 31, 2005;

  Indenture dated June 27, 2003, between MobiFon Holdings B.V. and the Bank of Nova Scotia Trust Company of New York providing for the issuance of $225 million in 12.50% Senior Notes due July 31, 2010;

  Purchase Agreement dated June 25, 2003 between MobiFon Holdings B.V., Goldman, Sachs & Co. and Lazard Frères & Co. LLC providing for the issuance and sale by MobiFon Holdings B.V. of $225 million in 12.50% Senior Notes due July 31, 2010;

  Indenture dated October 13, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., JP Morgan Chase Bank, J.P. Morgan Bank Luxembourg S.A., J.P. Morgan Europe Limited and Dexia Banque Internationale à Luxembourg, providing for the issuance of €325 million in 7.50% First Priority Senior Secured Notes due 2011;

  Purchase Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., J.P. Morgan Securities Inc., ABN AMRO Bank N.V., UBS Limited and West LB AG providing for the issuance and sale by Oskar Mobil of €325 million in 7.50% First Priority Senior Secured Notes due 2011;

  Senior Credit Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., arranged by ABN AMRO Bank N.V., J.P. Morgan plc and UBS Limited providing for loans in the amounts of CZK6,606,600,000 and €40 million;

  Underwriting Agreement dated September 11, 2003 between us, Capital Communications CDPQ Inc. and BMO Nesbitt Burns Inc. providing for the sale of 12,960,128 common shares of TIW held by Capital Communications CDPQ Inc. and certain of its affiliates;

  Underwriting Agreement dated March 18, 2004 between us, BMO Nesbitt Burns Inc., JP Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P. Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP

Investment N.V., CEA Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure Fund C.V. providing for the sale of 21 million common shares by TIW and certain of its shareholders;

  Share Exchange Agreement dated October 20, 2003 between us and Amaranth L.L.C. providing for the purchase by us of 1.2% equity interest in ClearWave in exchange for 1,374,666 common shares of TIW;

  Share Transfer Agreement dated February 10, 2004, between us, EEIF Melville B.V. and MobiFon Holdings B.V. relating to the acquisition by us of 5.9% equity interest in MobiFon S.A. in exchange for 12,971,119 common shares of TIW;

  Share Transfer Agreement dated February 10, 2004, between us, ClearWave N.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V. relating to the acquisition by us of 2.9% equity interest in Oskar Holdings N.V. in exchange for 1,650,595 common shares of TIW;

  Share Exchange Agreement dated March 4, 2004 between us and Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd., Perry Partners L.P., Perry Partners International Inc. together with an amendment thereto dated March 18, 2004 relating to the acquisition by us of 13% equity interest in ClearWave N.V. in exchange for 10.9 million common shares of TIW and $35.7 million in cash;

  Share Transfer Agreement dated July 22, 2004 between us, Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V., relating to the acquisition by us of 15.46% equity interest in MobiFon S.A. in exchange for 28,358,499 common shares of TIW and $36.6 million in cash;

  Share Transfer Agreement dated December 21, 2004 between us and shareholders of Oskar Holdings, which include funds advised or managed by JP Morgan Partners, Emerging Markets Partnership (Europe) Ltd., ABN AMRO Capital, Advent International Corporation, AlpInvest Partners, the European Bank for Reconstruction and Development, Mediatel Capital and Part'Com, relating to the acquisition by us of 72.9% equity interest in Oskar Holdings in exchange for 46,001,139 common shares of TIW.

  Share purchase agreement and framework agreement both dated March 15, 2005, between us and Vodafone International Holdings B.V. providing for the sale of Clearwave N.V. for a cash consideration of approximately US$3.5 billion.

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

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain Canadian federal income tax considerations relating to an investment in common shares.

The summary is only applicable to a holder of common shares who, for the purposes of the Income Tax Act (Canada) (also referred to as the Income Tax Act) and the Canada-United States Tax Convention (1980) (also referred to as the Convention), is resident in the United States and not resident in Canada, deals at arm's length with TIW, holds common shares as capital property and does not use or hold and is not deemed to use or hold common shares in carrying on business in Canada (also referred to as the U.S. Holder).

The summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares based on their specific circumstances, including any consequences of an investment in the common shares arising under state, local or provincial tax laws of other jurisdictions, including the United States.

This summary is based on the current provisions of the Convention and accompanying protocols, the Income Tax Act, the regulations under the Income Tax Act, specific proposals to amend the Income Tax Act or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and counsel's understanding of the current administrative and assessing practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada.

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

Dividends, including deemed dividends and stock dividends, paid or credited to a U.S. Holder on common shares are subject to Canadian withholding tax under the Income Tax Act. The Convention generally reduces the rate of withholding tax to 15% of the gross amount of the dividend where the beneficial owner is not a company that owns at least 10% of the voting stock of TIW. In the case of a company which owns at least 10% of the voting stock of TIW, the rate of withholding tax is reduced to 5%. Moreover, under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Company would not be required to withhold such tax from dividends paid or credited to such organization. It should be noted that this summary does not address the tax treatment of U.S. Holders that are corporations owning 10% or more of the voting stock of the Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax considerations applicable to an investment in common shares by U.S. holders who hold common shares as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended. For purposes of this discussion, the term "U.S. holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions. If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. We based this summary on the Internal Revenue Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

This summary is for general information only and does not take into account the individual circumstances of any particular investor or special tax rules that may be applicable to certain holders. Therefore, investors who are U.S. holders are strongly urged to consult their own tax advisors with respect to the tax consequences of an investment in common shares based on their particular circumstances, including any consequences of an investment in common shares arising under state or local tax law or foreign tax laws of jurisdictions outside of the United States.

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

Passive Foreign Investment Company Considerations

The Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of, stock of a passive foreign investment company ("PFIC"). A foreign corporation, such as the Company, will be treated as a PFIC if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The PFIC rules generally result in adverse U.S. federal income tax consequences to U.S. persons. However, a U.S. person may, in certain circumstances, make a "QEF election" or a "mark-to-market" election, which can mitigate the generally adverse consequences of owning stock in a PFIC.

The Company believes that it was not a PFIC for the taxable year ended December 31, 2004. If the sale of ClearWave to Vodafone occurs in 2005, the Company may become a PFIC in 2005. The Company expects to provide further information regarding PFIC considerations in connection with the solicitation of votes to approve the plan of arrangement. In addition, should the Company become a PFIC in 2005, the Company intends to provide its U.S. holders with the necessary information for making a QEF election. U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences should the Company become a PFIC in 2005, including mitigating elections which may be available to a U.S. holder.

Backup Withholding and Information Reporting

A U.S. holder generally is subject to information reporting requirements with respect to payments on common shares made in the United States and to the proceeds from the sale or other disposition of common shares unless such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. In general if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, federal backup withholding tax at the applicable rate may apply to amounts paid to such holder. The backup withholding tax is not an additional tax and may be credited against a U.S. holder's regular U.S. federal income tax liability or refunded by the Internal Revenue Service, as applicable.

DOCUMENTS ON DISPLAY

Any documents referred to in this Form 20-F may be inspected at our corporate offices which are located at 1250 René-Lévesque West, 38th floor, Montreal, Québec, Canada, H3B 4W8. You may read and copy annual reports, current reports and other information we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. We file our annual reports, current reports and other information electronically with the SEC. You may access information about us on the SEC's website at www.sec.gov or on the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We have used shares, senior notes, bank and vendor credit facilities to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk, foreign currency exchange rate risk and market price risk. Additionally, we have interest swaps and currency swaps. These off-balance sheet items also create foreign currency exchange rate risk and market price risk exposure.

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, amounts receivable from and payable to non-controlling interests, accounts payable, accrued liabilities, including accrued interest payable and accrued dealers' commissions, income and value added taxes payable approximate their fair values due to the short-term nature of these instruments. Cash equivalents and short-term investments consist of term deposits and highly liquid debt instruments purchased with maturity of six months or less. The fair value of the Company's 12.5% senior notes was approximately $262.8 million and the fair value of Oskar Mobil's 7.5% notes was $478.1 million. The fair value of the portion of the MobiFon's secured senior credit facility for which the interest rate has been fixed approximates $90.4 million. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

As at December 31, 2004, most of our outstanding financial obligations, other than those referred to above, in monetary terms, were of a variable-rate nature. However, MobiFon and Oskar Mobil use interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on substantially all of Oskar Mobil's long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in the nature of our market risk exposures or in management's objectives and strategies with respect to managing such exposures.

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments of MobiFon's functional currency and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. For the year ended December 31, 2004, our subsidiary in Romania recorded net foreign exchange losses of $0.8 million.

The following table provides information about our market risk exposure associated with fluctuations in interest rates and foreign currency exchange rates. The information in the table pertains to corporate and all fully consolidated subsidiaries. The table presents principal cash flows and related interest rates by year of maturity for our bank facilities in effect as at December 31, 2004. The table excludes amounts related to facilities that had not been drawn upon as at December 31, 2004. For the currency and interest rates swap agreements, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein, as at December 31, 2004, have been determined based on:

  quoted market prices for MobiFon Holding's 12.5% and Oskar Mobil's 7.5% notes the carrying value for variable rate portions of bank credit facilities estimates obtained from dealers to settle interest rate and cross currency swap agreements

Expected Maturities (in thousands of dollars)

							There-	Total of all	Fair Value
	2005	2006	2007	2008	2009	2010	After	maturities	12/31/04
Interest Rate Exposure

Long-Term Debt:
Fixed rate principal
repayment	14,905	20,902	24,842	29,810	-	222,750	442,709	755,918	832,329
Average interest rate on
loans outstanding	8.92%	8.98%	9.06%	9.17%	9.17%	7.50%	-	-	-
Variable rate principal
repayment	30,095	40,127	78,113	116,101	83,866	42,200	-	390,502	390,502
Average interest rate on
loans outstanding	4.73%	4.69%	4.65%	4.53%	4.69%	4.69%	-	-	-

Swaps:
Variable to Fixed Interest Rate Swaps:
Notional principal
outstanding	203,000	177,000	133,950	109,334	-	-		-	-
Notional principal amount
maturing	19,500	26,000	43,050	24,616	109,334	-	-	222,500	(1,918)
Average pay rate	3.73%	3.75%	3.77%	3.76%	3.76%	-	-	-	-
Average receive rate	2.39%	2.43%	2.51%	2.46%	2.46%	-	-	-	-

Cross Currency Swaps:
Notional principal
outstanding	442,709	442,709	442,709	442,709	-	-	-	-	-
Notional principal amount
maturing	-	-	-	-	442,709	-	-	442,709	(33,725)
Pay rate	8.52%	8.52%	8.52%	8.52%	8.52%	-	-	-	-
Receive rate	7.50%	7.50%	7.50%	7.50%	7.50%	-	-	-	-
Fixed Euro to Koruna
Exchange Rate	31.625	31.625	31.625	31.625	-	-	-	-	-

Foreign Currency
Exchange Rate Exposure

Long-Term Debt:
Euro
Variable rate principal
repayment	-	-	5,449	10,898	16,345	-	-	32,692	-
Variable rate outstanding	32,692	32,692	27,243	16,345	-	-	-	-	32,692
Average interest rate	4.00%	4.00%	4.00%	4.00%	-	-	-	-	-

Euro
Fixed rate principal
repayments	-	-	-	-	-	-	442,709	442,709	-
Fixed rate outstanding	442,709	442,709	442,709	442,709	442,709	442,709	-	-	478,100
Interest rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	-	-

Czech Koruna
Variable rate repayment	-	-	22,510	45,017	67,515	42,200	-	177,242	-
Variable rate outstanding	177,242	177,242	154,732	109,715	42,200	-	-	-	177,242
Average interest rate	4.59%	4.59%	4.60%	4.61%	4.69%	-	-	-	-

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

On March 25, 2004, all 35,000,000 non-voting convertible preferred shares outstanding were converted into 7,000,000 common shares.

ITEM 15 – CONTROLS AND PROCEDURES

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

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Francois Laurin, a member of the audit committee of our Board of Directors, is an audit committee financial expert as defined by the SEC for purposes of this Item 16A. Pursuant to the definition of "independence" found under Marketplace Rule 4200(a)(15) and Rule 4200A(a)(14) of the NASD Manual, François Laurin is independent.

ITEM 16B – CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer. The full text of our code of ethics has been filed with the SEC on Form 6-K on May 3, 2004 and incorporated by reference as Exhibit 11.1 to this Form 20-F. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

On a consolidated basis, aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees, including expenses, paid to Ernst & Young LLP and affiliate offices in the last two fiscal years amounted to the following:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
	$	$
Audit Fees	789,000	748,100
Audit-Related Fees	697,600	511,900
Tax Fees	1,040,000	1,070,500
Other Fees	56,100	164,100
Total	2,582,700	2,494,600

Audit fees

Fees for audit services include fees associated with the annual audit, the reviews of TIW's quarterly reports and statutory audits required internationally.

Audit-related fees

Fees for audit-related services principally include fees for audit and review work in connection with proposed or consummated financings or public registration documents, and consultations concerning financial accounting and reporting standards including those rendered in connection with the Sarbanes-Oxley 404 certification process.

Tax fees

Fees for tax services include fees for tax compliance, tax planning and tax advice services (including expatriate services).

All other fees

Fees for other services include fees for incidental advisory and translation services rendered.

Pre-approval policy summary

The audit committee charter and the audit committee pre-approval policy for audit and non-audit services are comprehensive guidelines governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

  identifying the services that the external auditors may and may not provide to us and our subsidiaries;

  pre-approving all services to be provided by our external auditors;

  establishing guidelines for engaging former employees of the external auditors.

In particular, the pre-approval policy for audit and non-audit services specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

  for all (audit or non-audit) services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Accounting Officer prior to engaging the auditors;

  specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Accounting Officer prior to engaging the external auditors;

  at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

All audit and non-audit services set forth in the table above have been pre-approved by the audit committee.

ITEM 16D – EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Financial Statements

The audited comparative annual Consolidated Financial Statements of TIW, including the notes thereto, as of December 31, 2004 and 2003 and for the three year period ended December 31, 2004, together with the auditors' report thereon, filed with the United States Securities and Exchange Commission as Exhibit 99.2 to our Form 6-K dated March 31, 2005 and attached hereto as Exhibit 14.2 and with the securities commissions and other similar authorities in Canada, are incorporated herein by reference and are an integral part of this Form 20-F.

Schedules to Financial Statements

See attached schedules to this Form 20-F:

  Schedule I - Condensed Financial Information of TIW

ITEM 19 – EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description
1.1	Certificate of Incorporation and Restated Articles of Incorporation of Telesystem International Wireless Inc. (Incorporated by reference to Exhibit 3.1 to Form F-4, filed on March 4, 2002 and Exhibit 3.1 to Form 8-A/A, filed on January 17, 2003).

1.2	Code of General By-Laws of Telesystem International Wireless Inc. (Incorporated by reference to Exhibit 3.2 to Form F-4, dated February 5, 1998, File No. 333-8294).

2.1	Indenture dated February 15, 1999 between us and Montreal Trust Company of Canada providing for the issuance of Cdn$150 million in 7.00% Equity Subordinated Debentures due 2002 as amended by a Suppplemental Indenture dated February 5, 2002 between us, Montreal Trust Company of Canada and Computershare Trust Company of Canada.

2.2	Indenture dated June 27, 2003, between MobiFon Holdings B.V. and the Bank of Nova Scotia Trust Company of New York providing for the issuance of $225 million in 12.50% Senior Notes due July 31, 2010. (Incorporated by reference to Form 6-K of ClearWave N.V. filed on August 4, 2003)

2.3	Equity Agreement dated June 27, 2003 between Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., ClearWave N.V. and Goldman, Sachs & Co. and Lazard Frères & Co. LLC (incorporated by reference as Exhibit 2.2 to Form 20-F of MobiFon Holdings B.V. filed on May 19, 2004).

2.4	Indenture dated October 13, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., JP Morgan Chase Bank, J.P. Morgan Bank Luxembourg S.A., J.P. Morgan Europe Limited and Dexia Banque Internationale à Luxembourg, providing for the issuance of €325 million in 7.50% First Priority Senior Secured Notes due 2011.

3.1	Third Amended and Restated Investors Rights Agreement dated May 6, 2004 among us, U.F. Investments (Barbados) Ltd., J.P. Morgan Partners (BHCA) LP, JPMP TIW EH, L.P., AOF Investment N.V., CEA Investment N.V., CAIP Investment N.V., Caisse de dépôt et placement du Québec, Capital Communications CDPQ Inc., EEIF Melville B.V., Emerging Europe Infrastructure Fund C.V., EEIF Czech N.V., Telesystem Ltd. and 9111-1369 Québec Inc.

3.2	Third Amended and Restated Registration Rights Agreement dated May 6, 2004 among us, U.F. Investments (Barbados) Ltd., J.P. Morgan Partners (BHCA) L.P., JPMP TIW EH, L.P., AOF Investment N.V., CEA Investment N.V., CAIP Investment N.V., Caisse de dépôt et placement du Québec, Capital Communications CDPQ Inc., EEIF Melville B.V., Emerging Europe Infrastructure Fund C.V., EEIF Czech N.V., Telesystem Ltd. and 9111-1369 Québec Inc.

4.1	Contract of Association of MobiFon S.A. and accompanying Statutes. (Incorporated by reference as Exhibit 10.1 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.2	Romania GSM Cooperation Agreement between Telesystem International Wireless Corporation N.V. and AirTouch Europe B.V. dated November 29, 1996, as supplemented and amended. (Incorporated by reference as Exhibit 10.2 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.3	Waiver Letter Agreement, dated December 12, 2000, between Vodafone Europe B.V. and ClearWave N.V. (Incorporated by reference as Exhibit 10.3 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.4	Mutual Release dated March 26, 2003 by and among Telesystem International Wireless Inc. and certain of its subsidiaries, Opportunity Fund, CVC/Opportunity Equity Partners L.P. and

Highlake International Business Company. (Incorporated by reference as Exhibit 4.1 to our Form 20-F filed May 21, 2003).

4.5	English translation summary of License awarded to Oskar Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002. (Incorporated by reference as Exhibit 4.3 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.6	English translation summary of License awarded to Oskar Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002. (Incorporated by reference as Exhibit 4.4 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.7	English translation of License for the use of radio-electric frequencies by providers of public electronic communications networks and services awarded to MobiFon S.A. on June 30, 2003. (Incorporated by reference as Exhibit 10.13 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.8	English translation of License for the use of the numbering resources awarded to MobiFon S.A. on March 18, 2005.

4.9	English translation of Standard Authorization of electronic communications networks and service providers awarded to MobiFon S.A. on December 24, 2002. (Incorporated by reference as Exhibit 10.15 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.10	English translation of Telecommunication License to establish and operate public mobile telecommunication network under the UMTS standard awarded to Oskar Mobil a.s. on February 23, 2005;

4.11	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.12	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.13	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.14	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002. (Incorporated by reference as Exhibit 4.8 to Form 20-F of ClearWave N.V. filed May 20, 2003).

4.15	Senior Credit Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., arranged by ABN AMRO Bank N.V., J.P. Morgan plc and UBS Limited providing for loans in the amounts of CZK6,606,600,000 and €40 million

4.16	English translation summary of an underwriting agreement dated September 11, 2003 between us, Capital Communications CDPQ Inc. and BMO Nesbitt Burns Inc. providing for the sale of 12,960,128 common shares of TIW held by Capital Communications CDPQ Inc. and certain of its affiliates. (Incorporated by reference as Exhibit 4.9 to our Form 20-F filed on May 19, 2004.)

4.17	Underwriting Agreement dated March 18, 2004 between us, BMO Nesbitt Burns Inc., JP Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P. Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP Investment N.V., CEA Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure Fund C.V. (Incorporated by reference as Exhibit 99.1 to our Form 6-K, filed on March 19, 2004).

4.18	Share Exchange Agreement dated October 20, 2003, between us and Amaranth L.L.C.

(Incorporated by reference as Exhibit 4.5 to our Form F-10 filed on March 5, 2004).

4.19	Share Transfer Agreement dated February 10, 2004, between us, EEIF Melville B.V. and MobiFon Holdings B.V. (Incorporated by reference as Exhibit 4.6 to our Form F-10 filed on March 5, 2004).

4.20	Share Transfer Agreement dated February 10, 2004, between us, ClearWave N.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V. (Incorporated by reference as Exhibit 4.7 to our Form F-10 filed on March 5, 2004).

4.21	Share Exchange Agreement, dated March 4, 2004 between us and Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd., Perry Partners L.P., Perry Partners International Inc. together with an amendment thereto dated March 18, 2004. (Incorporated by reference as Exhibit 4.9 to our Form F-10/A filed on March 18, 2004).

4.22	Share Transfer Agreement dated July 22, 2004 between us, Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V.

4.23	Share Transfer Agreement dated December 21, 2004 between us and shareholders of Oskar Holdings, which include funds advised or managed by JP Morgan Partners, Emerging Markets Partnership (Europe) Ltd., ABN AMRO Capital, Advent International Corporation, AlpInvest Partners, the European Bank for Reconstruction and Development, Mediatel Capital and Part'Com.

4.24	Purchase Agreement dated June 25, 2003 between MobiFon Holdings B.V., Goldman, Sachs & Co. and Lazard Frères & Co. LLC providing for the issuance and sale by MobiFon Holdings B.V. of $225 million in 12.50% Senior Notes due July 31, 2010.

4.25	Purchase Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., J.P. Morgan Securities Inc., ABN AMRO Bank N.V., UBS Limited and West LB AG providing for the issuance and sale by Oskar Mobil of €325 million in 7.50% First Priority Senior Secured Notes due 2011.

4.26	Share purchase agreement and framework agreement both dated March 15, 2005, between us and Vodafone International Holdings B.V. providing for the sale of Clearwave N.V. for a cash consideration of approximately US$3.5 billion. (Incorporated by reference to our Form 6-K filed on March 15, 2005)

8	Subsidiaries of the Registrant.

11.1	Code of Business Conduct of the Registrant (Incorporated by reference as Exhibit 99.1 to Form 6-K of the Registrant filed May 3, 2004).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (17CFR 240.13a-14(a)).

13.1	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the
Sarbanes-Oxley Act of 2002.

14.1	Operating and Financial Review and Prospects of the Registrants at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 (incorporated by reference as exhibit 99.1 to our Form 6-K filed on March 31, 2005).

14.2	Audited Comparative Annual Consolidated Financial Statements of the Registrant, including the Notes thereto, as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors' reports thereon (incorporated by reference as exhibit 99.2 to our Form 6-K filed March 31, 2005).

SCHEDULE 1	CONDENSED FINANCIAL
INFORMATION OF REGISTRANT

TELESYSTEM INTERNATIONAL WIRELESS INC.

December 31, 2004 and 2003

AUDITORS' REPORT

To the Board of Directors of
Telesystem International Wireless Inc.

We have audited the consolidated financial statements of Telesystem International Wireless Inc. as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and have issued our report thereon dated February 22, 2005 (except for Note 18, which is as of March 15, 2005). Our audits also included Schedule I of item 18 of the Company's Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2004. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, this schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants
Montréal, Canada
February 22, 2005
(except for Note 7, which is as of March 15, 2005)

TELESYSTEM INTERNATIONAL WIRELESS INC.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

Years ended December 31,	2004	2003
	$	$

ASSETS
Current assets
Cash and cash equivalents	1,663	1,806
Receivable from subsidaries and investees	1,577	1,622
Other current assets	237	112
Total current assets	3,477	3,540

Investments in subsidaries at equity, loans and other assets	746,382	90,911
Property, plant and equipment	98	135
Deferred financing and other costs	1,085	-
	751,042	94,586
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	1,499	1,077
Payable to subidiaries	33	253
Total current liabilities	1,532	1,330
Long-term debt [Note 2]	1,029	1,483
SHAREHOLDERS' EQUITY [Note 6]
Share capital	1,670,166	1,081,077
Additional paid-in-capital	256,345	246,497
Deficit	(1,188,358)	(1,243,564)
Cumulative translation adjustment	10,328	7,763
Total shareholders' equity	748,481	91,773
	751,042	94,586

See accompanying notes
1

TELESYSTEM INTERNATIONAL WIRELESS INC.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars)
Years ended December 31,	2004	2003	2002
	$	$	$

Revenues
Services and interest revenue from subsidiaries
and investees [Note 3]	7,713	21,791	22,393
Other interest revenue	110	95	159
	7,823	21,886	22,552
Operating expenses	20,590	15,118	13,184
Income from continuing operations before
undernoted items	(12,767)	6,768	9,368
Depreciation and amortization	(38)	(67)	(162)
Earnings of subsidiaries from continuing operations	68,038	35,167	10,512
Interest expense	(173)	(17,691)	(48,816)
Foreign exchange gain (loss)	146	(177)	(70)
Gain (loss) on recapitalization, Units exchange and
expiry and on sale of investments	-	(454)	91,127
Income before taxes from continuing
operations	55,206	23,546	61,959
Income taxes [Note 4]	-	2,850	-
Income from continuing operations
discontinued operations	55,206	20,696	61,959
Loss from discontinued operations	-	(8,811)	(189,133)
Net Income (loss)	55,206	11,885	(127,174)

See accompanying notes
2

TELESYSTEM INTERNATIONAL WIRELESS INC.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)

Years ended December 31,	2004	2003	2002
	$	$

OPERATING ACTIVITIES
Income from continuing operations	55,206	20,696	61,959
Reconciling items:
Depreciation and amortization	38	67	162
Amortization of deferred financing costs	-	3,083	2,962
Non cash financial expenses	34	(3,266)	20,481
Earnings of subsidiaries from continuing operations	(68,038)	(35,167)	(10,512)
Gain (loss) on recapitalization, Units exchange and expiry and on sale of investments	-	454	(91,127)
Other non cash items	12,721	-	-
Change in operating assets and liabilities	(1,267)	(9,735)	(14,663)
Cash used in operating activities	(1,306)	(23,868)	(30,738)

INVESTING ACTIVITIES
Investment in subsidiaries, loans and other assets, net	(76,390)	163,208	7,724
Dividends [Note 4]	-	54,153	-
Acquisitions of property, plant and equipment	-	-	(62)
Cash (used in) provided by investing activities	(76,390)	217,361	7,662

FINANCING ACTIVITIES
Decrease in short-term loan [Note 2]	-	(47,407)	(36,093)
Proceeds from issuance of common shares	78,083	9,498	-
Proceeds from recapitalization, net of costs	-	-	41,202
Repayment of long-term debt [Note 2]	(530)	(220,602)	-
Cash provided by (used in) financing activities	77,553	(258,511)	5,109

Cash (used in) continuing operations	(143)	(65,018)	(17,967)
Cash provided by (used for) discontinued operations	-	64,731	(7,063)
Decrease in cash and cash equivalents for the year	(143)	(287)	(25,030)
Cash and cash equivalents, beginning of year	1,806	2,093	27,123
Cash and cash equivalents, end of year	1,663	1,806	2,093

See accompanying notes
3

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1-     BASIS OF PRESENTATION

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

Significant differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders' equity at December 31, 2004 and 2003, and the determination of income ( loss) and cash flows for each of the years in the three-year period ended December 31, 2004 are summarized in Note 17 of the consolidated financial statements of the Company.

2-     FINANCING ARRANGEMENTS

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

Long-term debt consists of the following:

As at December 31,	2004	2003
Series B 13¼% - Senior Discount Notes	—	530
Amended ESD's 2006	1,029	953
	1,029	1,483

3-     RELATED PARTY TRANSACTIONS

In addition to the related party transactions described elsewhere in the Company's consolidated financial statements, the Company entered into several transactions with its subsidiaries and investees. These transactions were accounted for at their exchange value and consisted of the following for the years ended December 31,

	2004	2003	2002
	$	$	$

Service charges to subsidiaries and investees	7,713	21,791	22,335
Interest revenue from subsidiaries and investees	—	—	58
	7,713	21,791	22,393

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4-     CASH DIVIDENDS AND OTHER LOANS AND ADVANCES

During 2003, the Company received a dividend of $57.0 million from a subsidiary which is reflected in the financial statements as a reduction in investment in subsidiaries. In connection with the dividend, the Company paid a tax of $2.9 million during the year which is reflected as income tax expense in the financial statements. Furthermore, as a result of the sale of a 5.9% interest in MobiFon and the issuance of the Notes by MobiFon Holdings described in Notes 4 and 6 to the consolidated financial statements respectively, an additional $163.2 million was received by the Company by way of loan repayments. In addition, the Company received $70 million from the disposition of its Brazilian cellular operations described in Note 16 to the consolidated financial statements.

5-     COMMITMENTS

The future minimum lease payments for the next 2 years for operating leases are as follows:

$
2005	453
2006	75
2007 and thereafter	—
Total	528

6-     RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS

Between December 15, 2001 and March 13, 2002, the Company completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company's largest shareholder and certain of the Company's other stakeholders (the "Recapitalization").

7% Equity Subordinate Debentures

On February 5, 2002, the Company repurchased substantially all of its 7.00% Equity Subordinate Debentures ["ESD"] and amended the terms of these remaining outstanding.

A total of Cdn$150.0 million [$98.6 million] of ESD due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semi-annually, in August and February of each year. Each debenture was convertible on maturity into Common Shares of the Company.

Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, which expired unexercised, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which also expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

The Company amended the terms of the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD from Cdn$1,000 to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$22.00. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.2 million [$1.0 million] in principal amount.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6-     RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS [CONT'D]

7.75% Convertible Debentures

On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures ("CDs") for net cash proceeds of $291.0 million. The CDs bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

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

Units and Equity Financing

On February 14, 2001, the Company issued 43.8 million Units, including 16.8 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company's Multiple Voting and Common Shares.

Each Unit consisted of one Class A Subordinate Voting Share of ClearWave, and twenty five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering twenty five Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised [the "Deemed Conversion"]. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders. The Units were accounted for initially as equity under Canadian GAAP as a result of the existence of the contingency as to the ultimate method of settlement, which was outside of the control of both the Company and the individual holders of such Units as a result of the existence of the Deemed Conversion.

In December 2001 through February 2002, the Company initiated an exchange offer to the holders of Units in advance of their expiration. The offer originally consisted of 1.092 Common Shares [5.46 pre share consolidation] of the Company for each Unit. Certain Unit holders' objected to the exchange offer due to the fact that certain significant Unit holders' had agreed to tender their Units into the offer such that Unit holders not tendering would likely be subject to the Deemed Conversion on the expiry of the Units in June 2002. As a result, a court judgement was issued on February 4, 2002 which resulted in the Units no longer being subject to the Deemed Conversion and the offer being amended to extend to Unit holders the right to tender one Unit for 1.092 Common Shares and the right to subscribe to shares and warrants on the same terms as those offered to other shareholders who made financing commitments under the Recapitalization. Accordingly, the offer was amended to provide Unit holders the right to exchange a Unit for 1.092 Common Shares and to subscribe, for additional consideration of Cdn$1.4857, to 0.305 Common Shares and 0.186 of a warrant, entitling the holder thereof to purchase one Common Share per 5 warrants at a price of Cdn$7.95 [Cnd$ 1.59 prior to the share consolidation].

On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6.     RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS [CONT'D]

Units and Equity Financing [Cont'd]

In connection with the Company's above described exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company reacquired 33.7 million Units and raised $51.7 million in gross proceeds of which $42.4 million was received in connection with the Units exchange offer. This new financing is in addition to the December 14, 2001 issuance of 4.9 million Special Warrants for net proceeds of $14.5 million. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which expired unexercised, and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which expired unexercised.

From the date of the court judgment, the Unit holders had the unilateral right to exercise their option to tender a Unit for an asset of the Company, being the ClearWave shares included within the Units and accordingly the Units were treated as debt under Canadian GAAP. U.S. GAAP also treated the Units as a liability due to their hybrid nature.

As a result of the Unit exchange offer and financing commitments under the Recapitalization, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

From February 4, 2002, the remaining Units were presented within current liabilities until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interests and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

In connection with these transactions, Telesystem Ltd., contributed $20.9 million under the equity financing and tendered 16.8 million Units under the Units exchange offer for an aggregate of approximately 25.2 million common shares and 0.8 million warrants which expired unexercised in March 2003.

7.     SUBSEQUENT EVENTS

Acquisition of Non-controlling Interests in Oskar Holdings

In November 2004, the Company entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million Common Shares of the Company's treasury stock having an aggregate value of $521.9 million including costs of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its indirect ownership in Oskar Holdings and Oskar Mobil to 100.0% and 99.87%, respectively. Two of the Company's significant shareholders are shareholders of Oskar Holdings and received 17.4 million and 7.0 million Common Shares, respectively. The acquisition will be accounted for using the purchase method.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7.     SUBSEQUENT EVENTS [CONT'D]

Performance RSUs

In February 2005, the Board of Directors of the Company authorized the grant of 2,043,000 performance based RSUs. The performance based RSUs will vest in three years from the date of their grant. However, the number of RSUs that will vest is dependent upon the Company's future stock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant will be amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants. The expected number of performance RSUs that will vest will be re-estimated at each future reporting period.

Sale of Operations to Vodafone

On March 15, 2005, the Company entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owns all of the Company's interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale. At closing, net proceeds from the sale along with net assets at the Company level, which consist primarily of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be distributed to shareholders pursuant to a court supervised plan of arrangement.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholders' approval on a basis to be determined by the court (expected to be 66 2/3% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

The Board of Directors of the Company has approved the sale transaction and has recommended that the shareholders of the Company vote in favor of the sale transaction, which will be included in the plan of arrangement which will also address distributions to shareholders and liquidation of the Company.

SIGNATURE

Telesystem International Wireless Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By:	(signed) Bruno Ducharme
Name:	Bruno Ducharme
Title:	Chief Executive Officer and
Chairman of the Board

By:	(signed) André Gauthier
Name:	André Gauthier
Title:	Vice-President and Chief Financial Officer

By:	(signed) Terry Enepekides
Name:	Terry Enepekides
Title:	Vice-President, Corporate Finance and
Chief Accounting Officer

Dated: March 31, 2005